Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-270071

Aquadrill LLC will be merged with a wholly owned subsidiary of

Seadrill Limited

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

On December 22, 2022, Seadrill Limited, an exempted company limited by shares existing under the laws of Bermuda (“Seadrill” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Aquadrill LLC, a Marshall Islands limited liability company (“Aquadrill”), and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub will merge with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”).

At the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement, (i) each (a) common unit representing a membership interest of Aquadrill (each, an “Aquadrill Common Unit”) that is issued and outstanding as of immediately prior to the Effective Time (other than any Aquadrill Common Units owned by Aquadrill, Merger Sub, Seadrill or any of their wholly owned subsidiaries) (each, an “Outstanding Common Unit”), (b) Aquadrill restricted settlement unit award (each, an “Aquadrill RSU”) that is outstanding immediately prior to the Effective Time (each, an “Outstanding RSU”), (c) Aquadrill phantom appreciation right (each, an “Aquadrill PAR”) that is outstanding immediately prior to the Effective Time (each, an “Outstanding PAR”), and (d) Aquadrill phantom common unit award (each, an “Aquadrill PU” and together with the Aquadrill RSUs and Aquadrill PARs, the “Aquadrill Awards”) that is outstanding immediately prior to the Effective Time will automatically be cancelled (as applicable) and converted into the right to receive a number of Seadrill common shares, par value $0.01 per share (“Seadrill Common Shares”), calculated in accordance with the Merger Agreement and (ii) Seadrill will issue a number of Seadrill Common Shares, calculated in accordance with the Merger Agreement, payable under the Aquadrill Sale Bonus (as defined and described herein). Such consideration payable pursuant to items (i) and (ii) of this paragraph will total the Merger Consideration (as defined herein). If you receive Merger Consideration and would otherwise be entitled to receive a fractional share of Seadrill Common Shares, you will receive cash in lieu of such fractional share, and you will not be entitled to dividend, distribution, voting or other rights in respect of such fractional share. The issuance of Seadrill Common Shares in connection with the Merger, other than the issuance of Seadrill Common Shares to the Consenting Members (as defined below), has been registered by the registration statement of which this prospectus forms a part.

The aggregate number of Seadrill Common Shares issued in the Merger may be reduced if any holder of Outstanding RSUs (which are held exclusively by Aquadrill non-employee directors) elects to receive cash from Aquadrill in lieu of a portion of Seadrill Common Shares such holder will receive in the Merger in consideration of the cancellation of their Outstanding RSUs.

In connection with the execution and delivery of the Merger Agreement, on December 22, 2022, the Consenting Members executed and delivered to Seadrill (i) a Voting and Support Agreement (the “Voting and Support Agreement”) and (ii) a Written Consent of the Consenting Members of Aquadrill consenting to and approving the Merger (the “Consent”). As of December 22, 2022, the date of the Merger Agreement, there were 20,000,000 Aquadrill Common Units issued and outstanding. At such time, no directors, executive officers or senior consultants of Aquadrill held any Aquadrill Common Units. The Voting and Support Agreement requires each such Consenting Member to, among other things, (i) vote or give consent with respect to its Aquadrill Common Units in favor of the approval and adoption of the Merger, the Merger Agreement and all other transactions contemplated by the Merger Agreement and (ii) comply with certain transfer restrictions on its Aquadrill Common Units (subject to certain exceptions set forth therein). The Consent is sufficient to approve the Merger and adopt the Merger Agreement and constitutes the only vote of the members of Aquadrill necessary to approve and complete the Merger; therefore, no further vote of the members of Aquadrill is required, and your approval is not being requested. The Merger does not require the approval of holders of Seadrill Common Shares (each, a “Seadrill Common Shareholder”).

Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy, in connection with the Merger. You do not need to pay any consideration, exchange or surrender your existing Outstanding Common Units or take any other action to receive your Seadrill Common Shares.

Seadrill Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “SDRL” and on the main list of the Oslo Stock Exchange (the “OSE”) under the symbol “SDRL”. There can be no assurances regarding the prices at which Seadrill Common Shares issued hereby will trade following the Merger.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 20.

The permission of the Bermuda Monetary Authority (“BMA”) is required, under the provisions of the Exchange Control Act 1972 of Bermuda (the “Exchange Control Act”) and related regulations, for all issuances and transfers of shares (which includes the Seadrill Common Shares) of Bermuda companies to and/or from a non-resident of Bermuda for exchange control purposes, other than in the case where the BMA has granted a general or specific permission. Consent under the Exchange Control Act has been obtained from the BMA for the issue and transfer of the Seadrill Common Shares to persons resident and non-resident of Bermuda for exchange control purposes for so long as the shares of Seadrill (which would include the Seadrill Common Shares) are listed on an “appointed stock exchange” (which would include the NYSE and the OSE). In granting such consent, the BMA accepts no responsibility for the financial soundness or the correctness of any of the statements made or opinions expressed herein.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 31, 2023.

IMPORTANT NOTE ABOUT THIS PROSPECTUS

You may ask any questions about this transaction or request copies of documents relating to this transaction without charge, upon oral or written request to Seadrill at Park Place, 55 Par-la-Ville Road Hamilton, HM 11 Bermuda, +1 441 295 69 35 or seadrill@hawthornadvisors.com.

All information contained in this prospectus with respect to Seadrill and its subsidiaries has been provided by Seadrill. All information contained in this prospectus with respect to Aquadrill and its subsidiaries has been provided by Aquadrill. Seadrill and Aquadrill have both contributed information contained in this prospectus relating to the Merger and related transactions.

The information contained on any website referenced in this prospectus is not incorporated by reference into this prospectus and should not be considered part of this prospectus.

The sections entitled “Questions and Answers” and “Summary” below highlight selected information from this prospectus, but they do not include all of the information that may be important to you. To better understand the Merger Agreement and the Merger, and for a more complete description of its legal terms, you should carefully read this entire prospectus, including the section entitled “Risk Factors” beginning on page 20 and the Merger Agreement, a copy of which is attached at Annex A hereto.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus and any written communication prepared by us or on our behalf. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date. This prospectus and any prospectus supplement constitute an offer to sell only under circumstances and in jurisdictions where it is lawful to do so.

i

ii

DEFINITIONS

Except as otherwise specifically noted, or the context otherwise requires, as used in this prospectus:

•	“Aquadrill” means Aquadrill LLC, a Marshall Islands limited liability company.

•	“Aquadrill Awards” means, together the Aquadrill PUs, the Aquadrill RSUs and the Aquadrill PARs.

•	“Aquadrill Board of Directors” means the Board of Directors of Aquadrill.

•	“Aquadrill Common Unit” means a common unit representing a membership interest of Aquadrill.

•	“Aquadrill Equity Awards” means, together, the Outstanding RSUs, the Outstanding PARs and the Outstanding PUs.

•	“Aquadrill PAR” means an Aquadrill phantom appreciation right.

•	“Aquadrill PU” means an Aquadrill phantom common unit award.

•	“Aquadrill RSU” means an Aquadrill restricted settlement unit award.

•

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in London, England, Oslo, Norway, New York, New York, Houston, Texas, Bermuda or the Republic of the Marshall Islands are authorized or required by law or executive order to be closed for general banking business.

•	“Closing Date” means the date on which the Closing actually occurs.

•	“Combined Company” means the combined company resulting from consummation of the Merger.

•	“Consent” means the Written Consent executed by the Consenting Members on December 22, 2022.

•

“Consenting Members” means certain holders and beneficial owners of Aquadrill Common Units, collectively holding more than 75% of the issued and outstanding Aquadrill Common Units and each of which, either individually or together with its affiliated investment funds or other entities managed or advised by it, held over five percent of the outstanding Aquadrill Common Units.

•

“Effective Time” means the time of filing of a certificate of merger with the Registrar of Corporations for the Republic of the Marshall Islands, or at such subsequent time as Seadrill and Aquadrill agree and specify in such certificate of merger, as applicable.

•	“Merger” means those transactions contemplated by the Merger Agreement whereby Merger Sub will merge with and into Aquadrill, with Aquadrill surviving as a wholly owned subsidiary of Seadrill.

•	“Merger Agreement” means the Agreement and Plan of Merger by and among Seadrill, Aquadrill and Merger Sub, dated December 22, 2022.

•	“ Merger Consideration” means the 30,645,160 Seadrill Common Shares payable in accordance with the Merger Agreement.

•	“Merger Sub” means Seadrill Merger Sub, LLC, a Marshall Islands limited liability company, a wholly owned subsidiary of Seadrill.

•	“NYSE” means the New York Stock Exchange.

•	“OSE” means the Oslo Stock Exchange.

•

“Outstanding Common Unit” means an Aquadrill Common Unit issued and outstanding as of immediately prior to the Effective Time (other than any Aquadrill Common Units owned by Aquadrill, Merger Sub, Seadrill or any of their wholly owned subsidiaries).

•	“Outstanding RSU” means an Aquadrill RSU issued and outstanding immediately prior to the Effective Time.

•	“Outstanding PAR” means an Aquadrill PAR issued and outstanding immediately prior to the Effective Time.

•	“Outstanding “PU” means an Aquadrill PU issued and outstanding immediately prior to the Effective Time.

•	“SARLLCA” means the Second Amended and Restated Limited Liability Company Agreement of Aquadrill, dated May 24, 2021, as amended, supplemented or restated from time to time.

•	“Seadrill” or the “Company” means Seadrill Limited, an exempted company limited by shares existing under the laws of Bermuda.

•	“Seadrill Board” means the Board of Directors of Seadrill.

•	“Seadrill Common Share” means a common share, par value $0.01 per share, of Seadrill.

•	“Voting and Support Agreement” means the Voting and Support Agreement by and among Seadrill and the Consenting Members, dated December 22, 2022.

QUESTIONS AND ANSWERS

The following questions and answers are intended to briefly address some questions that you may have regarding the Merger and the Merger Agreement. We urge you to carefully read the remainder of this prospectus because these questions and answers may not address all questions or provide all information that might be important to you with respect to the Merger and the Merger Agreement. Additional important information is also contained in the annexes to this prospectus, which are incorporated herein by reference.

Q:	Why am I receiving these materials?

A.

On December 22, 2022, Seadrill, Aquadrill and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill. The Merger Agreement is described in this prospectus and attached as Annex A hereto. You are receiving this document in connection with the issuance of Seadrill Common Shares in accordance with the terms of the Merger Agreement. The Consent is sufficient to approve the Merger and adopt the Merger Agreement and constitutes the only vote of the members of Aquadrill necessary to approve and complete the Merger; therefore, no further vote of the members of Aquadrill is required, and your approval is not being requested. The Merger does not require Seadrill Common Shareholder approval.

Q:	Why did Seadrill and Aquadrill propose the Merger?

A:

Seadrill and Aquadrill believe that the Merger will benefit both Seadrill Common Shareholders and holders of Aquadrill Common Units (each, an “Aquadrill Common Unitholder”). See “The Merger—Seadrill’s Reasons for the Merger,” and “The Merger—Aquadrill’s Reasons for the Merger.”

Q:	What will the holders of Outstanding Common Units be entitled to receive in the Merger?

A:

If the Merger is successfully completed, at the Effective Time, pursuant to the Merger Agreement, each (i) Outstanding Common Unit, (ii) Outstanding RSU, (iii) Outstanding PAR, and (iv) Outstanding PU will automatically be cancelled (as applicable) and converted into the right to receive a number of Seadrill Common Shares calculated in accordance with the Merger Agreement, that, together with the Seadrill Common Shares payable under the Aquadrill Sale Bonus (as defined and described herein), will total an aggregate of 30,645,160 Seadrill Common Shares, subject to reduction relating to Outstanding RSUs as described herein. The aggregate number of Seadrill Common Shares issued in the Merger may be reduced if any holder of Outstanding RSUs (which are held exclusively by Aquadrill non-employee directors) elects to receive cash from Aquadrill in lieu of a portion of Seadrill Common Shares such holder will receive in the Merger in consideration of the cancellation of their Outstanding RSUs. The amount of cash that may be received by any such Outstanding RSU holder may not exceed the lesser of the estimated income tax rate that would become payable by such holder as a result of the closing of the Merger (the “Closing”) and 75% multiplied by the value of the Seadrill Common Shares received in consideration of the cancellation of the Outstanding RSUs held by such holder. Seadrill does not expect that the reduction in the Seadrill Common Shares issuable in the Merger as a result of any such elections will exceed 200,000 shares. If you receive Merger Consideration and would otherwise be entitled to receive a fractional share of Seadrill Common Shares, you will receive cash in lieu of such fractional share, and you will not be entitled to dividend, distribution, voting or other rights in respect of such fractional share. The issuance of Seadrill Common Shares in connection with the Merger, other than the issuance of Seadrill Common Shares to the Consenting Members, has been registered by the registration statement of which this prospectus forms a part.

See “The Merger Agreement—Effective Time and Closing” and “The Merger Agreement—Merger Consideration.”

Q:	What will happen to Aquadrill as a result of the Merger?

A:	If the Merger is successfully completed, Merger Sub will merge with and into Aquadrill, with Aquadrill surviving as a wholly owned subsidiary of Seadrill.

Q:	When will the Merger be completed?

A:

Seadrill and Aquadrill are working to complete the Merger as soon as possible. Certain conditions must be satisfied or waived before Seadrill and Aquadrill can complete the Merger. See “The Merger Agreement—Conditions to the Completion of the Merger.” Assuming timely satisfaction or waiver of the closing conditions, the Merger is expected to close by mid-2023. The Merger Agreement provides that the closing of the Merger must occur prior to September 30, 2023 or the Merger Agreement may be terminated by Seadrill or Aquadrill.

Q:	What percentage of outstanding Seadrill Common Shares will recipients of Seadrill Common Shares in connection with the Merger own after the successful consummation thereof?

A:

If the Merger is successfully completed, based on the number of shares of Seadrill Common Shares outstanding as of March 22, 2023, the Seadrill Common Shares to be issued in connection with the Merger will collectively represent approximately 38% of the outstanding Seadrill Common Shares following completion of the Merger.

Q:	How will holders of Outstanding Common Units receive the portion of Merger Consideration to which they are entitled?

A:

As soon as reasonably practicable after the Effective Time, but in no event later than the third Business Day following the Effective Time, Seadrill will cause a bank or trust company appointed by Seadrill, subject to Aquadrill’s reasonable prior approval, in its capacity as exchange agent (the “Exchange Agent”), to mail or otherwise make available, to each holder of record of Outstanding Common Units as of the Effective Time, a letter of transmittal and associated instructions which will include instructions on how holders of Outstanding Common Units may surrender for payment of the applicable portion of the Merger Consideration their certificates or book-entry units formerly representing their Outstanding Common Units.

Each former member of Aquadrill who surrenders to the Exchange Agent Outstanding Common Units, in certificated or book-entry form, as applicable, together with a validly executed letter of transmittal, and such other documents as may be reasonably required, will be entitled to receive in exchange therefor: (A) the number of whole Seadrill Common Shares into which such holder’s Outstanding Common Units represented by such holder’s properly surrendered Aquadrill certificates or Aquadrill book-entry units, as applicable, were converted, and such certificates or book-entry units so surrendered will be cancelled, and (B) a check in an amount of U.S. dollars equal to (i) the amount of cash in lieu of fractional interests in Seadrill Common Shares to be paid pursuant to the Merger Agreement, if any, into which such holder’s Outstanding Common Units represented by such holder’s properly surrendered Aquadrill certificates or Aquadrill book-entry units, as applicable, were converted, plus (ii) any cash dividends or other distributions payable with respect to those Seadrill Common Shares with a record date on or after the date of the Effective Time.

See “The Merger—Exchange of Outstanding Common Units for Seadrill Common Shares” and “The Merger Agreement—Exchange and Payment Procedures.”

Q:

What approval by Aquadrill Common Unitholders and Seadrill Common Shareholders, respectively, is required to approve the Merger Agreement and the transactions contemplated thereby, including the Merger?

A:

In connection with the execution and delivery of the Merger Agreement, the Consenting Members, collectively holding more than 75% of the issued and outstanding Aquadrill Common Units, executed and delivered to Seadrill (i) the Voting and Support Agreement and (ii) the Consent. As of December 22, 2022, the date of the Merger Agreement, there were 20,000,000 Aquadrill Common Units issued and outstanding. At such time, no directors, executive officers or senior consultants of Aquadrill held any Aquadrill Common Units. The Voting and Support Agreement requires each such Consenting Member to, among other things, (i) vote or give consent with respect to its Aquadrill Common Units in favor of the approval and adoption of the Merger, the Merger Agreement and all other transactions contemplated by the Merger Agreement and (ii) comply with certain transfer restrictions on its Aquadrill Common Units (subject to certain exceptions set forth therein). The Consent is sufficient to approve the Merger and adopt the Merger Agreement and constitutes the only vote of the members of Aquadrill necessary to approve and complete the Merger; therefore, no further vote of the members of Aquadrill is required, and your approval is not being requested. The Merger does not require Seadrill Common Shareholder approval.

Q:	What are the expected U.S. federal income tax consequences for holders of Outstanding Common Units as a result of the Merger?

A:

Aquadrill and Seadrill intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as defined herein). While the obligation of Aquadrill and Seadrill to complete the Merger is not conditioned upon the receipt of any opinion by legal counsel to the effect that the Merger will have such intended tax treatment, it is the opinion of Baker Botts L.L.P. (“Baker Botts”) that the Merger will constitute for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code, subject to the assumption that the representations set forth in the letters from Aquadrill and Seadrill provided to Baker Botts are and will be true, correct and complete as of the effective date of the Merger.

Further, whether the Merger will be treated as tax-free as to U.S. Holders (as defined in “Certain Material Tax Considerations—Material U.S. Federal Income Tax Considerations”) of Aquadrill Common Units depends on many factors, including whether Aquadrill is or has been a passive foreign investment company (“PFIC”). If Aquadrill is or was classified as a PFIC for any taxable year in which a U.S. Holder held Aquadrill Common Units, such U.S. Holder could nevertheless recognize gain regardless of whether the Merger qualifies as a reorganization. Nonetheless, Aquadrill believes that Aquadrill Common Units should not be treated as units of a PFIC for U.S. federal income tax purposes in connection with the Merger.

Accordingly, on the basis of such opinion that the Merger will constitute for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code, the United States federal income tax consequences to U.S. Holders and Non-U.S. Holders of Outstanding Common Units generally are as follows:

•

A U.S. Holder of Outstanding Common Units receiving Seadrill Common Shares in exchange for Outstanding Common Units pursuant to the Merger will not recognize any gain or loss, except for any gain or loss that may result from the receipt by such holder of cash in lieu of fractional Seadrill Common Shares.

•

A U.S. Holder of Outstanding Common Units who receives cash in lieu of a fractional Seadrill Common Share pursuant to the Merger generally will be treated as having received such fractional share in the Merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. Holder’s aggregate tax basis in the Outstanding Common Unit surrendered that is allocable to the fractional share.

•	A Non-U.S. Holder receiving Seadrill Common Shares in exchange for Outstanding Common Units generally will not be subject to U.S. federal income tax in respect of the transaction.

For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, see “Certain Material Tax Considerations—Material U.S. Federal Income Tax Considerations” beginning on page 85.

The U.S. federal income tax consequences described above may not apply to all holders of Outstanding Common Units. The tax consequences to a holder of Outstanding Common Units will depend on his, her or its individual situation. Accordingly, each such holder is urged to consult his, her or its tax advisors for a full understanding of the particular tax consequences of the Merger to such holder.

Q:	What are the expected Bermuda tax consequences for a holder of Outstanding Common Units as a result of the Merger?

A:

Currently, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by Aquadrill or its members as a result of the Merger, including the conversion of such members’ Outstanding Common Units into Seadrill Common Shares. However, this does not apply to the taxation of persons ordinarily resident in Bermuda. Any of the Aquadrill Common Unitholders that are resident in Bermuda should consult their own tax advisors regarding possible Bermuda taxes with respect to the Merger, including the conversion of their Outstanding Common Units into Seadrill Common Shares.

Q:	What are the expected Marshall Islands tax consequences for a holder of Outstanding Common Units as a result of the Merger?

A:

Under current Marshall Islands law, no Marshall Islands withholding tax or income tax will be imposed on Aquadrill or its members (assuming such members are not Marshall Islands citizens or residents) as a result of the Merger, including the conversion of such members’ Outstanding Common Units into Seadrill Common Shares.

Q:	Are Aquadrill Common Unitholders entitled to appraisal rights in connection with the Merger?

A:

No. Aquadrill Common Unitholders do not have statutory appraisal rights under the Marshall Islands Limited Liability Company Act (the “MLLCA”) or contractual appraisal rights under the Second Amended and Restated Limited Liability Company Agreement of Aquadrill, dated May 24, 2021, as amended, supplemented or restated from time to time (the “SARLLCA”) or the Merger Agreement.

Q:	What happens if the Merger is not consummated?

A:

If the Merger is not completed for any reason, you will not receive any Merger Consideration, Aquadrill Common Units will remain outstanding and the separate existence of Aquadrill will continue apart from Seadrill or Merger Sub.

Q:	Whom do I contact if I have further questions about the Merger or the Merger Agreement?

A:	If you have questions about the Merger or desire additional copies of this prospectus or other additional materials should contact Seadrill at: +1 441 295 69 35 or seadrill@hawthornadvisors.com.

Q:	Where can I find more information about Seadrill, Aquadrill and the Merger?

A:

You can find out more information about Seadrill, Aquadrill and the Merger by reading this prospectus and from the various sources described in the section entitled “Where You Can Find More Information.”

SUMMARY

Information About the Companies

Seadrill Limited (see page 95)

Seadrill Limited is an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow to ultra-deepwater in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Typically, our customers are oil super-majors, state-owned national oil companies and independent oil and gas companies.

Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into a major international offshore drilling contractor. As of September 30, 2022, we owned 21 drilling rigs, leased one rig from SFL Corporation (“SFL”), and managed a further seven rigs that are owned by third parties; five rigs owned by SeaMex and two rigs owned by Sonangol. We sold seven rigs in October 2022, reducing the number of owned rigs to 14. We operate through the following segments: (i) harsh environment; (ii) floaters; and (iii) jack-up rigs, as further explained herein.

Seadrill Limited’s registered office is at Park Place, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda. Telephone: +1 (441) 242 1500 and fax: +1 (441) 295-3494. Its principal executive offices are located at its corporate headquarters (Seadrill Management) in Chiswick Business Park, Building 11, 2nd Floor, 566 Chiswick High Road, London W4 5YS, United Kingdom, and its telephone at this address is +44 (0) 20 881 4700. Seadrill Limited’s website address is www.seadrill.com.

See “Information About the Companies—Seadrill Limited.”

Aquadrill LLC (see page 110)

4th Floor

Reading Bridge House

George Street, Reading

United Kingdom RG18LS

+44 7765 227 902

Aquadrill is a holding company which owns offshore drilling rigs available to the oil and gas industry. Aquadrill’s primary business is the ownership of drillships, semi-submersible rigs and tender rigs available for operations in shallow to ultra-deepwater areas in both benign and harsh environments. For the nine months ended September 30, 2022, Aquadrill owned and operated a fleet of 8 drilling units, including 4 drillships, 1 semi-submersible rig and 3 tender rigs.

Aquadrill competes in a single, global operating segment, which involves contracting its mobile offshore drilling fleet and related equipment primarily on a dayrate and bareboat basis to drill wells for its customers, typically oil super-majors, oil companies, independent oil and gas companies and other drilling contractors as a bareboat charter. To operate its rigs, Aquadrill has contracted with reputable service providers who are recognized for providing high quality operations in some of the most challenging sectors of offshore drilling. Aquadrill’s drilling fleet is one of the most versatile fleets in the world, consisting of drillships, semi-submersible and tender rigs used in support of offshore drilling activities and offshore support services on a worldwide basis.

See “Information About the Companies—Aquadrill LLC.”

The Merger

Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Aquadrill, with Aquadrill surviving the Merger as a wholly owned subsidiary of Seadrill. Subject to the specific terms of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Seadrill, Merger Sub, Aquadrill or the holders of any securities of Merger Sub or Aquadrill, each (i) Outstanding Common Unit, (ii) Outstanding RSU, (iii) Outstanding PAR, and (iv) Outstanding PU will automatically be cancelled (as applicable) and converted into the right to receive a number of Seadrill Common Shares calculated in accordance with the Merger Agreement (and, if applicable, cash in lieu of fractional shares), that, together with the Seadrill Common Shares payable under the Aquadrill Sale Bonus (as further described herein), will total an aggregate of 30,645,160 Seadrill Common Shares, subject to reduction relating to Outstanding RSUs as described herein. See “The Merger.”

Seadrill’s Reasons for the Merger (see page 234)

On December 23, 2022, the Seadrill Board, having reviewed the Merger Agreement, the Voting and Support Agreement and the Merger Registration Rights Agreement (as defined herein) and having considered the transactions contemplated thereby, including the Merger (the “Merger Transactions”), and based upon the presentations made to the Seadrill Board at meetings thereof and upon such other matters as were deemed relevant by the Seadrill Board (i) determined that the terms of the Merger and the other Merger Transactions, including the issuance of Seadrill Common Shares as Merger Consideration (the “Share Issuance”), were fair to and in the best interests of Seadrill, (ii) approved the execution, delivery and performance of, and adopted, the Merger Agreement, the Voting and Support Agreement and the Merger Registration Rights Agreement and all other documents to be executed by Seadrill in connection with the Merger Transactions, and (iii) approved the Merger, the Share Issuance and the other Merger Transactions. As used in this section, “Seadrill Board” means the Seadrill Board, acting through its authorized delegates.

The Seadrill Board considered various factors in making its determination. The Seadrill Board consulted with Seadrill’s senior management and legal and financial advisors in its evaluation of the Merger and viewed the factors described under “The Merger—Seadrill’s Reasons for the Merger” as generally favorable in its determination and approval of the Merger Agreement and the Merger Transactions.

See “The Merger—Seadrill’s Reasons for the Merger.”

Aquadrill’s Reasons for the Merger (see page 236)

The Aquadrill Board of Directors consulted with management and its legal and other advisors and considered many factors in approving the Merger, including the following: creating a combined company that will have the scale to compete globally; creating a large, diversified platform to pursue additional growth and industry consolidation opportunities, with a de-levered balance sheet to facilitate increased access to capital at a reasonable cost; maximizing the value of Aquadrill’s existing fleet, while retaining the benefits of having previously outsourced certain services (for example, maintaining a lean structure, creating the opportunity for synergies); creating a seamlessly integrated fleet with significant potential for synergies related to management services agreements, working capital, and overhead, among others; obtaining for its unitholders the liquidity advantages associated with owning common stock in a publicly-traded company listed on the NYSE and main list of the OSE, as opposed to owning their current illiquid Aquadrill private-company units; and obtaining advantages generally associated with being a publicly-traded company, including better access to potential future financing, name recognition and validation to benefit its business offerings and personnel recruitment efforts, an improved ability to attract and retain key personnel by offering equity awards whose value is derived from publicly-traded common stock and similar equity incentives, and capitalizing on potential synergies between the businesses. See “The Merger—Aquadrill’s Reasons for the Merger.”

Regulatory Approvals Required in the Merger (see page 237)

Consummation of the Merger is conditioned upon the receipt of antitrust approval. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Merger may not be consummated until filings are made with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the expiration of, or early termination of, a 30-calendar day waiting period following the filing. Seadrill and Aquadrill submitted their respective Notification and Report forms pursuant to the HSR Act on January 6, 2023. The waiting period expired on February 6, 2023 without extension or any further action by the U.S. antitrust agencies. See “The Merger—Regulatory Approvals Required in the Merger.”

No Appraisal Rights (see page 237)

Aquadrill Common Unitholders do not have statutory appraisal rights under the MLLCA or contractual appraisal rights under the SARLLCA or the Merger Agreement. See “The Merger—No Appraisal Rights.”

Accounting Treatment of the Merger (see page 237)

The combination of Seadrill and Aquadrill will be accounted for as a business combination under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Seadrill anticipated to be the acquirer.

We have prepared pro forma financial statements that illustrate the accounting to be applied by setting out how Seadrill’s profit and loss statements for the year ended December 31, 2021, and nine-months ended September 30, 2022, and balance sheet as of September 30, 2022, would have been adjusted if the Merger and certain other transactions had already occurred. These pro forma financial statements have been included in this prospectus and should be reviewed in conjunction with the historical financial statements of Seadrill and Aquadrill also included in this prospectus. See “Unaudited Pro Forma Condensed Consolidated Combined Financial Information.”

The pro forma financial statements are based on preliminary information and the final determination of the purchase price and allocation to the assets acquired and liabilities assumed will be determined following the closing of the transaction and will be reported in the first financial statements that Seadrill files after the transaction closes.

See “The Merger—Accounting Treatment of the Merger.”

Interests of Certain Persons in the Merger (see page 238)

Aquadrill’s directors, executive officers and senior consultants have interests in the Merger that are different from, or in addition to, the interests of Aquadrill Common Unitholders. Certain outstanding equity awards in Aquadrill held by Aquadrill non-employee directors, executive officers and senior consultants will vest automatically upon completion of the Merger and Aquadrill non-employee directors will have the option to receive a portion of the Merger Consideration to which they are entitled in cash in lieu of Seadrill Common Shares, as further described herein. Moreover, Aquadrill’s Chief Executive Officer is entitled to a portion of the Merger Consideration payable under the Aquadrill Sale Bonus. Each of these provisions creates an interest in the Merger that may be different from, or in addition to, interests of an Aquadrill Common Unitholder. The members of the Seadrill Board and the Aquadrill Board of Directors were aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger. The interests of such executives and directors are described in more detail herein, and certain of them are quantified within the narrative disclosure. See “The Merger—Interest of Certain Persons in the Merger.”

The Merger Agreement

The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this prospectus. We encourage you to carefully read the Merger Agreement in its entirety, as it is the principal document that governs the Merger.

Merger Consideration (see page 241)

If the Merger is successfully completed, at the Effective Time, pursuant to the Merger Agreement, each (i) Outstanding Common Unit, (ii) Outstanding RSU, (iii) Outstanding PAR, and (iv) Outstanding PU will automatically be cancelled (as applicable) and converted into the right to receive a number of Seadrill Common Shares calculated in accordance with the Merger Agreement, that, together with the Seadrill Common Shares payable under the Aquadrill Sale Bonus (as defined and described herein), will total an aggregate of 30,645,160 Seadrill Common Shares, subject to reduction relating to Outstanding RSUs as described herein. The aggregate number of Seadrill Common Shares issued in the Merger may be reduced if any holder of Outstanding RSUs (which are held exclusively by Aquadrill non-employee directors) elects to receive cash from Aquadrill in lieu of a portion of Seadrill Common Shares such holder will receive in the Merger in consideration of the cancellation of their Outstanding RSUs. The amount of cash that may be received by any such Outstanding RSU holder may not exceed the lesser of the estimated income tax rate that would become payable by such holder as a result of the Closing and 75% multiplied by the value of the Seadrill Common Shares received in consideration of the cancellation of the Outstanding RSUs held by such holder. Seadrill does not expect that the reduction in the Seadrill Common Shares issuable in the Merger as a result of any such elections will exceed 200,000 shares. If you receive Merger Consideration and would otherwise be entitled to receive a fractional share of Seadrill Common Shares, you will receive cash in lieu of such fractional share, and you will not be entitled to dividend, distribution, voting or other rights in respect of such fractional share. The issuance of Seadrill Common Shares in connection with the Merger, other than the issuance of Seadrill Common Shares to the Consenting Members, has been registered by the registration statement of which this prospectus forms a part. See “The Merger Agreement—Merger Consideration.”

Treatment of Aquadrill Equity Awards and Aquadrill Sale Bonus (see page 242)

At the Effective Time, each Outstanding PAR, Outstanding PU and Outstanding RSU, whether vested or unvested, will be cancelled and converted into the right to receive a number of Seadrill Common Shares and, if applicable, cash in lieu of fractional shares, in each case calculated in accordance with the Merger Agreement and in the cast of Outstanding RSUs (which are held exclusively by Aquadrill non-employee directors) subject to any Cash Election (as defined herein) by holders thereof.

Steven Newman, the Chief Executive Officer and a member of the Aquadrill Board of Directors, is entitled to a portion of the Merger Consideration payable under the Sale Bonus Award Agreement (as defined herein). Concurrently with the execution of the Merger Agreement, Aquadrill and Mr. Newman entered into the Sale Bonus Award Termination Agreement that provides that, as of immediately prior to the Effective Time, the Sale Bonus Award Agreement will be terminated, and Mr. Newman will receive that number of Seadrill Common Shares calculated in accordance with the Merger Agreement. Termination of the Sale Bonus Award Agreement will not increase or decrease the amount of Merger Consideration payable to Mr. Newman.

See “The Merger Agreement—Treatment of Aquadrill Equity Awards and Aquadrill Sale Bonus.”

Aquadrill Member Approval (see page 252)

In connection with the execution and delivery of the Merger Agreement, the Consenting Members, collectively holding more than 75% of the issued and outstanding Aquadrill Common Units, executed and delivered to Seadrill (i) the Voting and Support Agreement and (ii) the Consent. The Voting and Support Agreement requires each such Consenting Member to, among other things, (i) vote or give consent with respect to its Aquadrill Common Units in favor of the approval and adoption of the Merger, the Merger Agreement and all other transactions contemplated by the Merger Agreement and (ii) comply with certain transfer restrictions on its Aquadrill Common Units (subject to certain exceptions set forth therein). The Consent is sufficient to approve the Merger and adopt the Merger Agreement and constitutes the only vote of the members of Aquadrill necessary to approve and complete the Merger; therefore, no further vote of the members of Aquadrill is required, and your approval is not being requested. The Merger does not require Seadrill Common Shareholder approval. See “The Merger Agreement—Aquadrill Member Approval.”

Governance Matters Following the Merger (see page 255)

Pursuant to the Merger Agreement, Seadrill has agreed to facilitate the addition of two persons designated by the Consenting Majority Members (as defined herein) to the Seadrill Board. In order to accomplish this, Seadrill has agreed in the Merger Agreement to (i) hold an annual general meeting of its shareholders prior to March 31, 2023, (ii) put forth and recommend for approval at the annual general meeting a proposal to amend Seadrill’s Amended and Restated Bye-Laws adopted by the Seadrill Common Shareholders on February 22, 2022 (the “Bye-Laws”) or a proposal of the Seadrill Board’s Joint Nomination and Remuneration Committee, in each case, to enable the Seadrill Board to increase the number of directors comprising the full Seadrill Board by two persons and to fill the vacancies created by such increase and (iii) if approved by the Seadrill Common Shareholders, increase the size of the Seadrill Board by two persons and fill the vacancies created by such increase with two persons designated by the Consenting Majority Members, on the later of the Effective Time and the date of the annual general meeting, subject to the Seadrill Board’s reasonable and good faith determination that such individuals meet certain qualifications. On March 16, 2023, after discussions with Seadrill Common Shareholders, the Seadrill Board decided to withdraw its proposal to amend the Bye-Laws.

Seadrill’s 2022 annual general meeting was held in Bermuda on March 21, 2023. At the 2022 annual general meeting, Seadrill Common Shareholders approved the proposal to increase the size of the Seadrill Board by two members. Pursuant to the Merger Agreement, Seadrill has agreed to fill these positions with two persons designated by the Consenting Majority Members; however, as of the date of this prospectus, no such designees have been approved by the Seadrill Board, and there can be no assurance that any designees will be appointed to the Seadrill Board.

See “The Merger Agreement—Governance Matters Following the Merger.”

Conditions to the Completion of the Merger (see page 256)

Each party’s obligation to effect the Merger is subject to the fulfillment (or waiver by Seadrill and Aquadrill) at or prior to the Effective Time of certain conditions, including, for example: approval by the Aquadrill Common Unitholders will have been duly obtained; and the waiting period applicable to the Merger under the HSR Act will have expired or been terminated.

Aquadrill’s obligations to effect the Merger are also subject to the fulfillment (or waiver by Aquadrill) at or prior to the Effective Time of certain conditions, including, for example: the accuracy of the representations and warranties of Seadrill set forth in the Merger Agreement, subject to certain exceptions and materiality standards set forth in the Merger Agreement, both when made and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct as of such earlier date); the registration statement of which this prospectus forms a part will have become effective under the Securities Act and will not be the subject of any stop order that is in effect and any applicable waiting period shall have elapsed; and Seadrill will have executed and delivered to Aquadrill its signature page to the Merger Registration Rights Agreement.

Each of Seadrill’s and Merger Sub’s obligations to effect the Merger are also subject to the fulfillment (or waiver by Seadrill and Merger Sub) at or prior to the Effective Time of certain conditions, including, for example: the accuracy of the representations and warranties of Aquadrill set forth in the Merger Agreement, subject to certain exceptions and materiality standards set forth in the Merger Agreement, both when made and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct as of such earlier date); and Aquadrill will have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Effective Time.

See “The Merger Agreement—Conditions to the Completion of the Merger.”

Termination of the Merger Agreement (see page 258)

The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the approval of the adoption of the Merger Agreement by the Aquadrill Common Unitholders:

By either Aquadrill or Seadrill if:

•

The Merger has not been consummated on or before September 30, 2023 (the “End Date”); provided, however, that the party seeking to terminate will not have breached its obligations under the Merger Agreement in any manner that shall have been the primary cause of the failure to consummate the Merger on or before such date;

•

If any court of competent jurisdiction shall have issued or entered an any order, judgment, writ, decree or injunction permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable; provided that the party seeking to terminate the Merger Agreement shall have used the efforts required under the Merger Agreement to prevent, remove and oppose such injunction;

By Aquadrill if:

•

Seadrill or Merger Sub has breached or failed to perform any of their representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in the Merger Agreement and (B) cannot be cured by the End Date or, if curable, is not cured (1) within thirty days following Aquadrill’s delivery of written notice to Seadrill of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Aquadrill delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Aquadrill is not then in material breach of any representation, warranty, agreement or covenant contained in the Merger Agreement;

By Seadrill if:

•

Aquadrill has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in the Merger Agreement and (B) cannot be cured by the End Date or, if curable, is not cured (1) within thirty days following Seadrill’s delivery of written notice to Aquadrill of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Seadrill delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Seadrill or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in the Merger Agreement.

•	See “The Merger Agreement—Termination of the Merger Agreement.”

Stock Exchange Listing (see page 259)

Seadrill has agreed to use its reasonable best efforts to cause the Seadrill Common Shares to be issued (i) in the Merger and (ii) as Merger Consideration to be admitted for listing on the main list of the OSE and the NYSE, as of or as soon as practicable following the Closing Date. Seadrill has also agreed to use its reasonable best efforts to maintain its existing listing on the NYSE until the Effective Time. See “The Merger Agreement—Stock Exchange Listing.”

Registration Rights Agreement Related to the Merger (see page 259)

As a condition to the closing of the Merger, Seadrill has agreed to execute the Merger Registration Rights Agreement in favor of the Consenting Members, the form of which was included as an exhibit to the Merger Agreement. The Merger Registration Rights Agreement will provide for customary demand and piggyback registration rights consistent with Seadrill’s existing obligations under the Bankruptcy Registration Rights Agreement (as defined herein).

See “The Merger Agreement—Registration Rights Agreement Related to the Merger.”

The Voting and Support Agreement (see page 260)

Concurrently with the execution of the Merger Agreement, the Consenting Members executed and delivered to Seadrill the Voting and Support Agreement, a copy of which is attached hereto as Annex B, with respect to all of their Membership Interests (as defined herein). We encourage you to carefully read the Voting and Support Agreement in its entirety.

In connection with the execution and delivery of the Merger Agreement, the Consenting Members, collectively holding more than 75% of the issued and outstanding Aquadrill Common Units, executed and delivered to Seadrill (i) the Voting and Support Agreement and (ii) the Consent. The Voting and Support Agreement requires each such Consenting Member to, among other things, (i) vote or give consent with respect to its Aquadrill Common Units in favor of the approval and adoption of the Merger, the Merger Agreement and all other transactions contemplated by the Merger Agreement and (ii) comply with certain transfer restrictions on its Aquadrill Common Units (subject to certain exceptions set forth therein). The Consent is sufficient to approve the Merger and adopt the Merger Agreement and constitutes the only vote of the members of Aquadrill necessary to approve and complete the Merger; therefore, no further vote of the members of Aquadrill is required, and your approval is not being requested. The Merger does not require Seadrill Common Shareholder approval.

See “The Voting and Support Agreement.”

Board of Directors and Management of the Combined Company After the Merger (see page 116)

Other than as described below, the Seadrill Board and management of Seadrill is expected to remain unchanged following completion of the Merger.

Pursuant to the Merger Agreement, Seadrill has agreed to facilitate the addition of two persons designated by Aquadrill at the written direction of the Consenting Majority Members to the Seadrill Board, subject to the Seadrill Board’s reasonable and good faith determination that such individuals meet certain qualifications provided in the Merger Agreement. If a designee is unable or unwilling to serve as a director on the Seadrill Board or is unable to satisfy the requirements above, prior to the date of such person’s appointment to the

Seadrill Board, Aquadrill, acting at the direction of the Consenting Majority Members, will have the right to designate another individual to serve as a director on the Seadrill Board and to become a designee in place of such person originally designated.

Seadrill’s 2022 annual general meeting was held in Bermuda on March 21, 2023. At the 2022 annual general meeting, Seadrill Common Shareholders approved the proposal to increase the size of the Seadrill Board by two members. Pursuant to the Merger Agreement, Seadrill has agreed to fill these positions with two persons designated by the Consenting Majority Members; however, as of the date of this prospectus, no such designees have been approved by the Seadrill Board, and there can be no assurance that any designees will be appointed to the Seadrill Board. Following the Merger and assuming the successful appointment of two Aquadrill designees, the Seadrill Board will consist of nine directors.

Approval by Seadrill’s shareholders of the board size proposal is not a condition to any party’s obligation to complete the Merger.

Following the Merger, the current directors and executive officers of Seadrill are expected to continue in their current positions, other than as may be publicly announced by Seadrill in the normal course of business.

See “Board of Directors and Management of the Combined Company After the Merger.”

Comparison of Rights of Seadrill Common Shareholders and Aquadrill Common Unitholders (see page 271)

As a result of the Merger, Aquadrill Common Unitholders will become Seadrill Common Shareholders. Following the Merger, Aquadrill Common Unitholders will have different rights as holders of Seadrill Common Shares than they had as holders of Aquadrill Common Units due to the differences between, on the one hand, the laws of the jurisdiction of formation of Aquadrill, which is the Marshall Islands, and the certificate of formation and SARLLCA of Aquadrill, and, on the other hand, the laws of the jurisdiction of incorporation of Seadrill, which is Bermuda, and the certificate of incorporation, the memorandum of association and the Bye-Laws.

See “Comparison of Rights of Seadrill Common Shareholders and Aquadrill Common Unitholders.”

Certain Material Tax Considerations

Material U.S. Federal Income Tax Considerations (see page 84)

Aquadrill and Seadrill intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. While the obligation of Aquadrill and Seadrill to complete the Merger is not conditioned upon the receipt of any opinion by legal counsel to the effect that the Merger will have such intended tax treatment, it is the opinion of Baker Botts that the Merger will constitute for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code, subject to the assumption that the representations set forth in the letters from Aquadrill and Seadrill provided to Baker Botts are and will be true, correct and complete as of the effective date of the Merger.

Further, whether the Merger will be treated as tax-free as to U.S. Holders (as defined in “Certain Material Tax Considerations—Material U.S. Federal Income Tax Considerations”) of Aquadrill Common Units depends on many factors, including whether Aquadrill is or has been a PFIC. If Aquadrill is or was classified as a PFIC for any taxable year in which a U.S. Holder held Aquadrill Common Units, such U.S. Holder could nevertheless recognize gain regardless of whether the Merger qualifies as a reorganization. Nonetheless, Aquadrill believes that Aquadrill Common Units should not be treated as units of a PFIC for U.S. federal income tax purposes in connection with the Merger.

Accordingly, on the basis of such opinion that the Merger will constitute for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code, the United States federal income tax consequences to U.S. Holders and Non-U.S. Holders of Outstanding Common Units generally are as follows:

•

A U.S. Holder of Outstanding Common Units receiving Seadrill Common Shares in exchange for Outstanding Common Units pursuant to the Merger will not recognize any gain or loss, except for any gain or loss that may result from the receipt by such holder of cash in lieu of fractional Seadrill Common Shares.

•

A U.S. Holder of Outstanding Common Units who receives cash in lieu of a fractional Seadrill Common Share pursuant to the Merger generally will be treated as having received such fractional share in the Merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. Holder’s aggregate tax basis in the Outstanding Common Unit surrendered that is allocable to the fractional share.

•	A Non-U.S. Holder receiving Seadrill Common Shares in exchange for Outstanding Common Units generally will not be subject to U.S. federal income tax in respect of the transaction.

For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, see “Certain Material Tax Considerations—Material U.S. Federal Income Tax Considerations” beginning on page 85.

The U.S. federal income tax consequences described above may not apply to all holders of Outstanding Common Units. The tax consequences to a holder of Outstanding Common Units will depend on his, her or its individual situation. Accordingly, each such holder is urged to consult his, her or its tax advisors for a full understanding of the particular tax consequences of the Merger to such holder.

Material Bermuda Tax Considerations (see page 93)

Seadrill is an exempted company existing under the laws of Bermuda. Currently, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by Aquadrill or its members, as a result of the Merger, including the conversion of such members’ Outstanding Common Units into Seadrill Common Shares. However, this does not apply to the taxation of persons ordinarily resident in Bermuda. Any of the Aquadrill Common Unitholders that are resident in Bermuda should consult their own tax advisors regarding possible Bermuda taxes with respect to the Merger, including the conversion of their Outstanding Common Units into Seadrill Common Shares.

As of the date of this prospectus, Seadrill is not subject to taxation under the laws of Bermuda. Distributions Seadrill receives from its subsidiaries also are not subject to any Bermuda tax. Currently, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of Seadrill Common Shares or in respect of distributions they receive from Seadrill with respect to the Seadrill Common Shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, Seadrill Common Shares.

Seadrill has received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, any such tax shall not be applicable to Seadrill or to any of its operations or to its shares, debentures or other obligations, until March 31, 2035, except insofar as such tax applies to persons in Bermuda or is payable by Seadrill in respect of real property owned or leased by Seadrill in Bermuda. The assurance does not exempt Seadrill from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. Seadrill and its subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

See “Certain Material Tax Considerations—Material Bermuda Tax Considerations.”

Material Marshall Islands Tax Considerations (see page 93)

Aquadrill is a limited liability company formed under the laws of the Republic of the Marshall Islands. Under current Marshall Islands law, no Marshall Islands withholding tax or income tax will be imposed on Aquadrill or its members (assuming such members are not Marshall Islands citizens or residents) as a result of the Merger, including the conversion of such members’ Outstanding Common Units into Seadrill Common Shares.

After the completion of the Merger, it is expected that Aquadrill will continue to exist as a Marshall Islands limited liability company and a wholly owned subsidiary of Seadrill. Under Marshall Islands law, Aquadrill will not be subject to withholding tax or income tax in the Marshall Islands so long as it does not conduct business or operations in the Republic of the Marshall Islands. In addition, no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by Aquadrill to Seadrill so long as Seadrill is not conducting business or operation in the Republic of the Marshall Islands and remains a non-citizen and non-resident of the Marshall Islands.

See “Certain Material Tax Considerations—Material Marshall Islands Tax Considerations.”

Material U.K. Tax Considerations (see page 94)

After the completion of the Merger, it is expected that Aquadrill will continue to exist as a tax resident in the U.K. Aquadrill’s controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently some of the Aquadrill’s controlled affiliates formed in the Marshall Islands, along with all those incorporated in the U.K. (none of whom presently own or operate rigs), are resident in the U.K. and are subject to U.K. tax. Subject to changes in the jurisdictions in which Aquadrill’s drilling units operate and/or are owned, differences in levels of income and changes in tax laws, Aquadrill’s effective income tax rate may vary substantially from time to time.

See “Certain Material Tax Considerations—Material U.K. Tax Considerations.”

Summary of Risk Factors (see page 20)

In addition to the other information included in this prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements” herein, you should carefully consider the following risks relating to the Merger and issuance of Seadrill Common Shares. In addition, you should read and consider the risks associated with each of the businesses of Seadrill and Aquadrill, because these risks may also affect the Combined Company. A description of the material risks in respect of each of Seadrill and Aquadrill can be found herein. Some of these risks include, but are not limited to, those described below and in more detail under the headings “Risk Factors—Risks Related to the Merger,” “Risk Factors—Risks Inherent in an Investment in Seadrill,” “Risk Factors—Risks Relating to Seadrill” and “Risk Factors—Risks Relating to Aquadrill.”

Risks Relating to the Merger

•

Because the aggregate amount of Merger Consideration payable is fixed and because the market price of Seadrill Common Shares may fluctuate prior to the completion of the Merger, there can be no assurance of the market value of the Seadrill Common Shares issuable as Merger Consideration, including relative to the value of Outstanding Common Units to be exchanged therefor.

•

The Merger is subject to conditions, including some conditions that may not be satisfied on a timely basis, if at all. Failure to complete the Merger, or significant delays in completing the Merger, could negatively affect each party’s future business and financial results and the value or trading prices, as applicable, of Seadrill Common Shares and Aquadrill Common Units.

•	The date the Merger Consideration will be issued depends on the Closing Date of the Merger, which is uncertain.

•

Seadrill and Aquadrill may incur substantial transaction-related expenses in connection with the Merger. If the Merger does not occur, Seadrill and Aquadrill will not benefit from these expenses, and if the Merger is delayed, these expenses may increase.

•	Seadrill and Aquadrill in the future may be targets of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the completion of the Merger.

•

Aquadrill’s directors, executive officers and senior consultants have interests in the Merger that are different from, or in addition to, the interests of Aquadrill Common Unitholders, which could have influenced their decision to support or approve the Merger.

•

If the Merger is not treated as a “reorganization” for U.S. federal income tax purposes, U.S. Holders and Non-U.S. Holders of Outstanding Common Units may be required to recognize a greater amount of gain for U.S. federal income tax purposes at the time they receive Seadrill Common Shares in exchange for Outstanding Common Units pursuant to the Merger.

•

The unaudited pro forma condensed combined financial information of Aquadrill and Seadrill included in this prospectus is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Merger.

•

Third parties or MSA Managers (as defined below) may terminate or alter existing contracts with Aquadrill or other third parties as a result of closing the transactions contemplated by the Merger Agreement.

Risks Inherent in an Investment in Seadrill

•	Aquadrill Common Unitholders will be entitled to different rights as Seadrill Common Shareholders than those to which they are entitled as Aquadrill Common Unitholders.

•	The Merger may not be accretive, and may be dilutive, to Seadrill’s earnings per share, which may negatively affect the market price of Seadrill Common Shares.

•

The market value of Seadrill Common Shares could decline if large amounts of Seadrill Common Shares are sold following the Merger and the market value of Seadrill Common Shares could also decline as a result of issuances and sales of Seadrill Common Shares other than in connection with the Merger.

Risks Relating to Seadrill and Aquadrill

•

The success and growth of the companies’ businesses depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition and volatility.

•	The companies’ contract backlog for their respective fleets of drilling units may not be realized.

•	The market value of the companies’ drilling units may decrease.

•	Inflation has adversely affected, and may in the future adversely affect, the companies’ operating results.

•

Seadrill and Aquadrill (through MSA Managers) rely on third-party suppliers and subcontractors to provide or maintain parts, crew and equipment, as applicable, for Seadrill’s projects, and on Aquadrill-managed rigs, and the companies’ operations may be adversely affected by the sub-standard performance or non-performance of those suppliers or third-party subcontractors due to production disruptions, quality and sourcing issues, labor availability, or price increases, among other factors.

•

Supplier capacity constraints or shortages in parts or equipment, supplier production disruptions, supplier quality and sourcing issues or price increases could increase Seadrill’s, or Aquadrill’s obligations to reimburse its MSA Managers’, operating costs, decrease Seadrill’s, or Aquadrill’s bareboat charter, revenues and adversely impact the companies’ operations.

•	Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose the companies to liability and adversely affect the companies’ operations.

•	The companies are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

•	Increasing attention to environmental, social and governance matters and climate change may impact the companies’ business and financial results.

•	Failure to effectively and timely respond to the impact of energy rebalancing could adversely affect the companies’ business, results of operations and cash flows.

•

The companies’ failure to adequately protect their respective sensitive information and operational technology systems and critical data and their respective service providers’ failure to protect their systems and data could have a material adverse effect on the companies’ business, results of operations and financial condition.

•

Acts of terrorism, piracy, cyber-attacks, and political and social unrest could affect the markets for drilling services, which may have a material and adverse effect on the companies’ operating results.

•

The novel coronavirus, or COVID-19, pandemic has affected and may materially adversely affect, and any future outbreak of any other highly infectious or contagious diseases may materially adversely affect, the companies’ operations and the companies’ financial performance and condition, operating results and cash flows.

Historical Market Value of Securities

Seadrill Common Shares are listed on the NYSE under the ticker symbol “SDRL” and on the main list of the OSE under the ticker symbol “SDRL”. The following tables present the closing price of Seadrill Common Shares on the NYSE and the main list of the OSE, as applicable, on (i) December 22, 2022, the last trading day before the public announcement of the execution of the Merger Agreement, and (ii) March 21, 2023.

Date	Seadrill Common Share Closing Price on NYSE
December 22, 2022	$29.84
March 21, 2023	$37.63

Date	Seadrill Common Share Closing Price on OSE
December 22, 2022	NOK 295.45
March 21, 2023	NOK 396.20

Historical market price data for Aquadrill Common Units has not been presented because there is no established public trading market in Aquadrill Common Units. See the section entitled “The Merger—Trading Markets” in this prospectus for additional information.

RISK FACTORS

In addition to the other information included in this prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements” herein, you should carefully consider the following risks relating to the Merger and issuance of Seadrill Common Shares. In addition, you should read and consider the risks associated with each of the businesses of Seadrill and Aquadrill, because these risks may also affect the Combined Company. A description of the material risks in respect of each of Seadrill and Aquadrill can be found herein.

Risks Relating to the Merger

Because the aggregate amount of Merger Consideration payable is fixed and because the market price of Seadrill Common Shares may fluctuate prior to the completion of the Merger, there can be no assurance of the market value of the Seadrill Common Shares issuable as Merger Consideration, including relative to the value of Outstanding Common Units to be exchanged therefor.

The market value of the consideration payable in connection with the Merger will depend on the trading price of Seadrill Common Shares at the Closing. The aggregate amount of the Merger Consideration is fixed at 30,645,160 Seadrill Common Shares, including shares payable under the Aquadrill Sale Bonus and pursuant to Aquadrill Equity Awards, in each case as described herein. Except for de minimis adjustments related to the Aquadrill Sale Bonus, there is no mechanism contained in the Merger Agreement that would adjust the number of Seadrill Common Shares that holders of Outstanding Common Units will receive based on any decreases or increases in the trading price of Seadrill Common Shares. Share or unit price changes may result from a variety of factors (many of which are beyond Seadrill’s and Aquadrill’s control), including:

•	changes in Seadrill’s or Aquadrill’s business, operations and prospects;

•	changes in market assessments of Seadrill’s or Aquadrill’s business, operations and prospects;

•	changes in market assessments of the likelihood that the Merger will be completed;

•	interest rates, commodity prices, general market, industry and economic conditions and other factors generally affecting the price of Seadrill Common Shares or Aquadrill Common Units; and

•	legislation, governmental regulation and legal developments in the businesses in which Seadrill and Aquadrill operate.

If the price of Seadrill Common Shares at the Closing is less than the price of Seadrill Common Shares on the date that the Merger Agreement was signed, then the market value of the Merger Consideration will be less than contemplated at the time the Merger Agreement was signed.

The Merger is subject to conditions, including some conditions that may not be satisfied on a timely basis, if at all. Failure to complete the Merger, or significant delays in completing the Merger, could negatively affect each party’s future business and financial results and the value or trading prices, as applicable, of Seadrill Common Shares and Aquadrill Common Units.

The completion of the Merger is subject to a number of conditions. The completion of the Merger is not assured and is subject to risks. The Merger Agreement contains conditions, some of which are beyond the parties’ control, that, if not satisfied or waived, may prevent, delay or otherwise result in the Merger not occurring.

If the Merger is not completed, or if there are significant delays in completing the Merger, Seadrill’s and Aquadrill’s future business and financial results and the value or trading prices, as applicable, of Seadrill Common Shares and Aquadrill Common Units could be negatively affected, and each of the parties will be subject to several risks, including the following:

•

there may be negative reactions from the financial markets due to the fact that current value or trading prices, as applicable, of Seadrill Common Shares and Aquadrill Common Units may reflect a market assumption that the Merger will be completed; and

•	the attention of management may have been diverted to the Merger rather than their own operations and pursuit of other opportunities that could have been beneficial to their respective businesses.

The date the Merger Consideration will be issued depends on the Closing Date of the Merger, which is uncertain.

Completing the Merger is subject to several conditions, not all of which are controllable by Seadrill or Aquadrill. Accordingly, the date on which Merger Consideration will be issued depends on the Closing Date of the Merger, which is uncertain and subject to several closing conditions.

Seadrill and Aquadrill may incur substantial transaction-related expenses in connection with the Merger. If the Merger does not occur, Seadrill and Aquadrill will not benefit from these expenses, and if the Merger is delayed, these expenses may increase.

Seadrill and Aquadrill expect to incur approximately $23 million of expenses in connection with completing the Merger, including fees paid to legal, financial and accounting advisors, filing fees and printing costs. If the Merger is delayed, expenses may increase, and if the Merger does not occur, Seadrill and Aquadrill will not benefit from these expenses.

Seadrill and Aquadrill in the future may be targets of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the completion of the Merger.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements in an effort to enjoin the relevant merger or seek monetary relief. Even if any future lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An unfavorable resolution of any such litigation surrounding the Merger could delay or prevent its consummation. In addition, the costs of defending the litigation, even if resolved in Seadrill’s or Aquadrill’s favor, could be substantial and such litigation could distract Seadrill or Aquadrill from pursuing the consummation of the Merger and other potentially beneficial business opportunities.

Aquadrill’s directors, executive officers and senior consultants have interests in the Merger that are different from, or in addition to, the interests of Aquadrill Common Unitholders, which could have influenced their decision to support or approve the Merger.

Aquadrill’s directors, executive officers and senior consultants have interests in the Merger that are different from, or in addition to, the interests of Aquadrill Common Unitholders. Certain outstanding equity awards in Aquadrill held by Aquadrill non-employee directors, executive officers and senior consultants will vest automatically upon completion of the Merger and Aquadrill non-employee directors will have the option to receive a portion of the Merger Consideration to which they are entitled in cash in lieu of Seadrill Common Shares, as further described herein. Moreover, Aquadrill’s Chief Executive Officer is entitled to a portion of the Merger Consideration payable under the Aquadrill Sale Bonus. Each of these provisions creates an interest in the Merger that may be different from, or in addition to, interests of an Aquadrill Common Unitholder.

If the Merger is not treated as a “reorganization” for U.S. federal income tax purposes, U.S. Holders and Non-U.S. Holders of Outstanding Common Units may be required to recognize a greater amount of gain for U.S. federal income tax purposes at the time they receive Seadrill Common Shares in exchange for Outstanding Common Units pursuant to the Merger.

Although it is the opinion of Baker Botts that the Merger will constitute for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code, subject to the assumption that the representations set forth in the letters from Aquadrill and Seadrill provided to Baker Botts are and will be true, correct and complete as of the effective date of the Merger, and Aquadrill and Seadrill intend to treat the Merger as such, neither Seadrill nor Aquadrill has applied for, or expects to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the Merger. No assurance can be given that the IRS will agree with the conclusions reached in such opinion or that it will not challenge the U.S. federal income tax consequences of the Merger. If the Merger does not qualify as a reorganization for U.S. federal income tax purposes, it will generally be treated as a fully taxable transaction for such purposes and U.S. Holders will recognize gain or loss on their exchange of their Outstanding Common Units for Seadrill Common Shares. Non-U.S. Holders also may, in certain circumstances, be subject to U.S. federal income and/or withholding tax if the Merger does not qualify as a reorganization.

For a more detailed discussion of the material U.S. federal income tax consequences of the transaction to U.S. Holders and Non-U.S. Holders, see “Certain Material Tax Considerations—Material U.S. Federal Income Tax Considerations” beginning on page 85.

The unaudited pro forma condensed combined financial information of Aquadrill and Seadrill included in this prospectus is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Merger.

The unaudited pro forma condensed combined financial information of Aquadrill and Seadrill included in this prospectus is presented for illustrative purposes only, is based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following the Merger. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of what Seadrill’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated, or the future consolidated results of operations or financial position of Seadrill. Accordingly, Seadrill’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Third parties or MSA Managers may terminate or alter existing contracts with Aquadrill or other third parties as a result of closing the transactions contemplated by the Merger Agreement.

Aquadrill depends on other offshore drilling contractors, including affiliates of Diamond Offshore Drilling, Inc., Vantage Drilling International and Energy Drilling Management Pte Ltd. (collectively, the “MSA Managers”) to maintain, market and operate Aquadrill’s vessels pursuant to master service or similar agreements (the “MSAs”). Certain of Aquadrill’s contracts with the MSA Managers and the MSA Managers’ contracts with other third parties have “change of control” or similar clauses that allow the counterparty to terminate or change the terms of their contract upon the closing of the transactions contemplated by the Merger Agreement. Aquadrill (with respect to the MSA Managers) or the MSA Managers (with respect to other third parties) may seek to obtain consent, but if these consents are not obtained, or are obtained on unfavorable terms, the Combined Company may lose any desired benefit of such contracts, including benefits that may be material to the business of the Combined Company. See “Risks Relating to Aquadrill—Historical downturns in activity in the oil and gas drilling industry have had an adverse impact on Aquadrill’s business and operating results, and any future downturns or volatile market conditions are likely to adversely impact its business and operating results.”

Risks Inherent in an Investment in Seadrill

Aquadrill Common Unitholders will be entitled to different rights as Seadrill Common Shareholders than those to which they are entitled as Aquadrill Common Unitholders.

Following completion of the Merger, Aquadrill Common Unitholders will no longer hold Aquadrill Common Units, but will instead hold Seadrill Common Shares. Seadrill is an exempted company limited by shares existing under the laws of Bermuda, and Aquadrill is a Marshall Islands limited liability company. There are important differences between the rights of Aquadrill Common Unitholders and the rights of Seadrill Common Shareholders. See “Comparison of Rights of Seadrill Common Shareholders and Aquadrill Common Unitholders.”

The Merger may not be accretive, and may be dilutive, to Seadrill’s earnings per share, which may negatively affect the market price of Seadrill Common Shares.

Because Seadrill Common Shares will be issued in the Merger, it is possible that, although Seadrill currently expects the Merger to be accretive to earnings per share, the Merger may be dilutive to Seadrill earnings per share, which could negatively affect the market price of Seadrill Common Shares. The aggregate amount of the Merger Consideration is fixed at 30,645,160 Seadrill Common Shares, including shares payable under the Aquadrill Sale Bonus and pursuant to Aquadrill Equity Awards, in each case as described herein. The issuance of these new Seadrill Common Shares could have the effect of depressing the market price of Seadrill Common Shares, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Seadrill’s earnings per share could cause the price of Seadrill Common Shares to decline or increase at a reduced rate. See also “The market value of Seadrill Common Shares could decline if large amounts of Seadrill Common Shares are sold following the Merger and the market value of Seadrill Common Shares could also decline as a result of issuances and sales of Seadrill Common Shares other than in connection with the Merger.”

The market value of Seadrill Common Shares could decline if large amounts of Seadrill Common Shares are sold following the Merger and the market value of Seadrill Common Shares could also decline as a result of issuances and sales of Seadrill Common Shares other than in connection with the Merger.

Following completion of the Merger, Aquadrill Common Unitholders will no longer hold Aquadrill Common Units, and will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current Seadrill Common Shareholders and former Aquadrill Common Unitholders may not wish to continue to invest in the Combined Company, or may wish to reduce their investment in the Combined Company, in order to comply with institutional investing guidelines, to increase diversification or to track any rebalancing of stock indices in which Seadrill Common Shares are or were included. Moreover: (i) pursuant to the Plan (as defined herein), on February 22, 2022, Seadrill entered into a registration rights agreement with certain Holders (as defined herein); and (ii) Seadrill will enter into a registration rights agreement with the Consenting Members in connection with closing the Merger, in each case, to facilitate the resale of Seadrill Common Shares issued to the parties to such agreements, as further described herein. If, following the completion of the Merger, large amounts of Seadrill Common Shares are sold, the price of Seadrill Common Shares could decline.

Furthermore, Seadrill cannot predict the effect that issuances and sales of Seadrill Common Shares, whether taking place before completion of Merger (subject to the limitations of the Merger Agreement) or after completion of the Merger, including issuances and sales in connection with capital markets transactions, acquisition transactions or other transactions, may have on the market value of Seadrill Common Shares. The issuance and sale of substantial amounts of Seadrill Common Shares could adversely affect the market value of Seadrill Common Shares.

Risks Relating to Seadrill

Risks Relating to Our Company and Industry

The success and growth of our business depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition and volatility.

Our business depends on the level of oil and gas exploration, development and production in offshore areas worldwide that is influenced by oil and gas prices and market expectations of potential changes in these prices.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including, but not limited to, the following:

•	worldwide production of, and demand for, oil and gas and geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices and production;

•	advances in exploration, development and production technology;

•	the ability or willingness of the Organization of the Petroleum Exporting Countries (“OPEC”), and other non-member nations, including Russia, to set and maintain levels of production and pricing;

•	the decision of OPEC or other non-member nations to abandon production quotas and/or member-country quota compliance within OPEC agreements;

•	the level of production in non-OPEC countries;

•	international sanctions on oil-producing countries, or the lifting of such sanctions;

•	export licensing requirements impacting the ability to export equipment to or from certain countries;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	merger, acquisition and divestiture activity among oil and gas producers;

•	the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;

•

worldwide economic and financial problems, including, for example, inflationary pressures and supply chain disruptions, the resulting fears of recession and the corresponding decline in the demand for oil and gas and, consequently, our services;

•	the occurrence or threat of epidemic or pandemic diseases, such as COVID-19, or any governmental response to such occurrence or threat;

•

the policies of various governments regarding exploration and development of their oil and gas reserves, accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

•

the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, Eastern Europe or other geographic areas or acts of terrorism in the United States, Europe or elsewhere, including, for example, the ongoing conflict between Russia and Ukraine.

Decreases in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have in the past been shown to negatively affect us and could negatively affect our future performance.

As an example of the volatility in oil prices, Brent fell to $9 a barrel in April 2020 before a recovery in oil and gas prices toward the end of 2020—early 2021 and through part of 2022, during which time Brent rose above $120 a barrel, and fell to $82 a barrel as of December 30, 2022. However, there is no guarantee that the oil and gas price recovery will be sustained. Prices can continue to fluctuate and there may be longer periods of lower prices.

The supply of rigs in the market has, as a result of longer periods of significant fluctuations in oil and gas prices, continued to outweigh the demand. This trend may continue, and therefore have a damping effect on utilization levels and dayrates. Continued periods of low demand can cause excess rig supply and intensify competition in our industry, which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future condition of the oil and gas industry with any degree of certainty. Any future decrease in exploration, development or production expenditures by oil and gas companies could further reduce our revenues and materially harm our business.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, which could reduce demand for our services and adversely affect our business, including, but not limited to, the following:

•	the availability and quality of competing offshore drilling units;

•	rising interest rates and the availability of debt financing on reasonable terms;

•	the level of costs for associated offshore oilfield and construction services;

•	the availability of personnel for offshore drilling units;

•	oil and gas transportation costs;

•	the level of rig operating costs, including crew and maintenance;

•	the discovery of new oil and gas reserves;

•	the political and military environment of oil and gas reserve jurisdictions;

•	regulatory restrictions on offshore drilling;

•	inflationary pressures and resulting fears of recession; and

•	supply chain disruptions.

The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. In the past several years, the pace of consolidation in our industry has increased, and may continue to increase, leading to the creation of a number of larger competitors that may have greater financial or operational resources than we do. As a result, these competitors may be able to devote more resources to their efforts to secure new drilling contracts. Moreover, certain of our competitors have recently emerged from bankruptcy proceedings or have undertaken debt refinancing transactions, management changes or other strategic initiatives in an attempt to reduce operating costs to maintain their competitive position in the market, which could result in stronger or healthier balance sheets and, in turn, an improved ability to compete with us.

Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, the condition and integrity of equipment, the rig’s and/or the drilling contractor’s record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. Our operations may be adversely affected if our current competitors or new market entrants introduce new drilling rigs with better features, performance, prices or other characteristics compared to our drilling rigs, or expand into service areas where we operate.

Competitive pressures and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our operating results and financial condition.

Historical downturns in activity in the oil and gas drilling industry have had an adverse impact on our business and operating results, and any future downturns or volatile market conditions are likely to adversely impact our business and operating results.

The oil and gas drilling industry is cyclical. Although the industry has recovered some from its pandemic low in 2020, the extent and duration of this recovery is uncertain.

If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As of September 30, 2022, we had no “warm stacked” units, which means the rig is kept operational and ready for redeployment, and maintains most of its crew, and 2 “cold stacked” units, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Without new drilling contracts or additional financing being available when needed or available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

During volatile market conditions or expected downturns, our customers may also seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower revenue. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, operating results and cash flows.

Although the market for offshore drilling units appears to be in recovery, the nature or extent of this recovery is unknown. There can be no assurance that demand for drilling rigs will not decline in future periods. Any decline in demand for drilling rigs would adversely affect our financial position, operating results and cash flows.

Economic downturns have had, and in the future could have, a material adverse effect on our revenue, profitability and financial position.

We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. The world economy has recently and is currently facing a number of challenges. These include, for example, inflation, volatile energy prices, geopolitical instability and conflicts, such as the ongoing conflict between Russia and Ukraine, rising interest rates, irregular functioning of global manufacturing and supply chains (particularly in the segments of engineering and manufacturing of components for the oil and gas industry), irregular volatility in exchange rates, the impact of climate change and extreme weather events, the impact of international trade disputes, labor shortages and the COVID-19 pandemic. Adverse developments in the global economic outlook, or market perceptions concerning these issues, could reduce the overall demand for oil and natural gas and for our services, affect the costs to us of providing those services, and thereby affect our financial position, operating results and cash available for distribution.

Negative developments in worldwide financial and economic conditions, including, for example, inflationary pressures, volatile energy prices, rising interest rates, supply chain disruptions, and resulting fears of recession could further cause our ability to access the capital markets to be severely restricted at a time when we would like, or need, to access such markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, lenders willingness to provide credit facilities to our customers, causing them to fail to meet their obligations to us.

A portion of the credit under our secured credit facilities is provided by European banking institutions. If economic conditions in Europe or other factors preclude or limit financing from these banking institutions, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.

An extended period of adverse development in the outlook for the world economy could also reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our operating results and cash flows beyond what might be offset by the simultaneous impact of possibly higher oil and gas prices.

Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity offerings to fund our capital expenditures. Our ability to access the capital markets may be limited by the terms of our secured credit facilities, our financial condition at the time, by changes in laws and regulations or interpretations thereof and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control, including, for example, inflationary pressures, volatile energy prices, rising interest rates, supply chain disruptions, and resulting fears of recession. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.

Any reductions in drilling activity by our customers may not be uniform across different geographic regions. Locations where costs of drilling and production are relatively higher, such as harsh environment or deepwater locations, may be subject to greater reductions in activity. Such reductions in high-cost regions may lead to the relocation of drilling units, concentrating drilling units in regions with relatively fewer reductions in activity leading to greater competition.

If our lenders and other debt holders are not confident that we are able to employ our assets, we may be unable to secure replacement or additional financing, or amendments to our existing secured credit facilities, on terms acceptable to us or at all.

We may not have sufficient liquidity to meet our obligations as they become due or have the ability to raise new capital or refinance existing indebtedness on acceptable terms or at all, which could adversely affect our business and financial condition.

Our indebtedness could have significant adverse consequences for an investment in us and on our business, financial condition and future prospects, including the following:

•	we may not be able to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments;

•	we may not be able to obtain financing on acceptable terms or at all in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	competitors could have a competitive advantage because they have lower debt service requirements and, as a result, we may not be better positioned to withstand economic downturns;

•

we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors and our management’s discretion in operating our business may be limited; and

•	other factors described below.

If for any reason we are unable to meet our debt service and repayment obligations under our secured credit facilities or other debt agreements, we would be in default under the terms of the applicable governing agreements, which may allow our lenders at that time to declare all such indebtedness then outstanding to be immediately due and payable. This may in turn trigger cross-acceleration or cross-default rights under certain of our other agreements. Under these circumstances, if the amounts outstanding under our existing and future credit facilities or other debt agreements were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to our lenders or to our other creditors. Furthermore, if our assets are foreclosed upon, we will not have any income-producing assets left, and, as such, we may not be able to generate any cash flow in the future.

The covenants under our secured credit facilities impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.

The terms of our secured credit facilities impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to fund our operations or capital needs or to undertake certain other business activities or transactions without consent of the requisite debt holders, which in turn may adversely affect our financial condition. These restrictions include but are not limited to:

•	executing other financing arrangements or incurring other indebtedness;

•	incurring or guaranteeing additional indebtedness or providing other financial support;

•	creating or permitting liens on our assets;

•	selling our drilling units or the shares of our subsidiaries;

•	making investments or acquisitions;

•	changing the general nature of our business;

•	a prohibition on paying dividends to our shareholders and restrictions on making other types of restricted payments;

•	changing the management and/or ownership of the drilling units;

•	restrictions on the operation and circumstances of our drilling units; and

•	making certain capital expenditures.

These restrictions may affect our ability to compete effectively with our competitors to the extent that they are subject to less onerous restrictions. The interests of our lenders and other debt holders may be different from the Company’s and we may not be able to obtain their consent when beneficial for our business, which may impact our performance or our ability to obtain replacement or additional financing and/or make certain investments or acquisitions in the future. In addition, the profile of our lenders has changed since emergence from the Chapter 11 Proceedings, with the replacement of certain relationship banks by lenders whose focus may be different in nature. The new profile of our lenders may make it more difficult for us to obtain lender consents when beneficial to our business or otherwise obtain waivers or other consents or approvals which may be required from time to time.

While our lenders under our secured credit facilities benefit from and share in the same security, the facilities have different rankings, and lenders’ interests between facilities and/or in the same facility may not be aligned, and they may therefore have different views on some or all matters. This may make it more difficult for us to obtain lender consents when beneficial to our business or otherwise obtain waivers or other consents or approvals which may be necessary from time to time.

Following emergence from Chapter 11 Proceedings, with the exception of minimum liquidity requirements, we are exempt from financial covenants until September 30, 2023. Thereafter, in addition to minimum liquidity requirements, we are required to maintain and satisfy certain financial ratios and covenants relating to gross and net leverage. Breach of financial covenants may result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed. Moreover, our convertible notes and secured credit facilities include cross-default provisions, whereby, in certain circumstances, a default under one might result in defaults under one or more of the others.

Certain of our affiliated or related companies may be unable to service their debt requirements and comply with the provisions contained in their debt agreements.

The failure of certain of the Company’s affiliated or related companies to service their debt requirements and comply with the provisions contained in their debt agreements may lead to an event of default under such agreements, which may have a material adverse effect on Seadrill.

If a default occurs under the debt agreements of our affiliated or related companies, the lenders and other debt holders could accelerate the outstanding borrowings and declare all amounts outstanding due and payable. In this case, if such entities are unable to obtain a waiver or an amendment to the applicable provisions of the debt agreements, or do not have enough cash on hand to repay the outstanding borrowings, the lenders and other secured debt holders may, among other things, foreclose their liens on the drilling units and other assets securing the loans and other secured debt, if applicable, or seek repayment of such debt from such entities.

We emerged from bankruptcy on February 22, 2022, which may adversely affect our business and relationships. We cannot be certain that the bankruptcy proceeding will not adversely affect our operations going forward.

We operated in bankruptcy from February 7, 2021 (with respect to certain of our subsidiaries) or February 10, 2021 to February 22, 2022. It is possible that our having filed for bankruptcy and our recent emergence from bankruptcy may adversely affect our business and relationships with customers, vendors, contractors or employees. Due to uncertainties, many risks exist, including the following:

•	key customers may terminate their relationships with us or require additional financial assurances or enhanced performance from us;

•	our ability to renew existing contracts and compete for new business may be adversely affected;

•	our ability to attract, motivate and/or retain key executives may be adversely affected; and

•	competitors may take business away from us, and our ability to attract and retain customers may be negatively impacted.

The occurrence of one or more of these events could have a material and adverse effect on our operations, financial condition and reputation. We cannot assure you that having been subject to bankruptcy protection will not adversely affect our operations in the future.

Our actual financial results may differ substantially from the projected financial information prepared for the bankruptcy proceedings.

In connection with the disclosure statement we filed with the Bankruptcy Court (as defined herein), and the hearing to consider confirmation of the Plan, we prepared projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan and our ability to continue operations upon our emergence from bankruptcy. Those projections were prepared solely for the purpose of bankruptcy proceedings and have not been, and will not be, updated on an ongoing basis and should not be relied upon by investors. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance with respect to prevailing and anticipated market and economic conditions that were and remain beyond our control and that may not materialize. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections and/or valuation estimates may prove to be wrong in material respects. Actual results may vary significantly from those contemplated by the projections. As a result, investors should not rely on these projections.

Because our consolidated financial statements reflect fresh start accounting adjustments made upon emergence from bankruptcy, financial information in our current financial statements is not comparable to Seadrill’s financial information from prior periods.

Upon emergence from Chapter 11 Proceedings, on February 22, 2022, we adopted fresh start accounting in accordance with the provisions set forth in ASC 852 (as defined herein), Reorganizations. Adopting fresh start accounting results in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of fresh start accounting, our assets and liabilities were recorded at their fair values which differ materially from the recorded values of our assets and liabilities as reflected in Seadrill’s predecessor historical Consolidated Balance Sheets.

Therefore, our unaudited interim financial statements for the first three quarters of fiscal year 2022, which have been reported since emergence, as well as financial statements issued in the future, will not be directly comparable to those from periods prior to emergence from bankruptcy, and investors may find it difficult to compare our post-emergence financial information to that of prior periods. You will not be able to compare information reflecting our post-emergence consolidated financial statements to information for periods prior to emergence from bankruptcy without adjusting for fresh start accounting. The lack of comparable historical information may discourage investors from purchasing Seadrill Common Shares.

Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.

Some of our customers may seek to terminate their agreements with us. Some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. While this early termination fee is intended to compensate us for lost revenues (less operating expenses) for the remaining contract period, in some cases, such payments may not fully compensate us for the loss of the drilling contract.

Under certain circumstances our contracts may permit customers to terminate contracts early without the payment of any termination fees, as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond our control. In addition, national oil company customers may have special termination rights by law. During periods of challenging market conditions, we may be subject to an increased risk of our customers seeking to repudiate their contracts, including through claims of non-performance. Our customers may seek to renegotiate their contracts with us using various techniques, including threatening breaches of contract and applying commercial pressure, resulting in lower revenue or the cancellation of contracts with or without any applicable early termination payments.

Reduced dayrates in our customer contracts and cancellation of drilling contracts (with or without early termination payments) may adversely affect our financial performance and lead to reduced revenues from operations.

Our contract backlog for our fleet of drilling units may not be realized.

As at September 30, 2022, our contract backlog from continuing operations was approximately $2.3 billion. The contract backlog described herein and our other public disclosures is only an estimate. The actual amount of revenues earned and the actual periods during which revenues are earned will be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, we or our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower revenue.

We may not be able to renew or obtain new and favorable contracts for our drilling units whose contracts have expired or have been terminated.

During the previous period of high utilization and high dayrates, which we believe ended in early 2014, industry participants ordered the construction of new drilling units, which resulted in an over-supply and caused, in conjunction with deteriorating industry conditions, a subsequent decline in utilization and dayrates when the new drilling units entered the market. A relatively large number of the drilling units currently under construction have not been contracted for future work, and a number of units in the existing worldwide fleet are currently off-contract.

As of September 30, 2022, we had 12 owned operating units, zero warm-stacked units and 2 cold-stacked units (not including those rigs sold as part of the KSA Business (as defined below)). Of the 12 operating units, we do not expect any to be available in 2023 and potentially 4 units to be available in 2024. Our ability to renew contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.

The over-supply of drilling units will be exacerbated by the entry of newbuild rigs into the market, many of which are without firm drilling contracts. The supply of available uncontracted units may intensify price competition as scheduled delivery dates occur and contracts terminate without renewal, reducing dayrates as the active fleet grows.

In addition, as our fleet of drilling units becomes older, any competitive advantage of having a modern fleet may be reduced to the extent that we are unable to acquire newer units or enter into newbuilding contracts as a result of financial constraints. For as long as there is an oversupply of drilling rigs, it may be more difficult for older rigs to secure extensions or new contract awards.

If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As indicated above, as of September 30, 2022, we had no units “warm stacked,” which means the rig is kept operational and ready for redeployment, and maintains most of its crew, and 2 units “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Please see “Some of our drilling contracts contain fixed terms and dayrates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including reactivation, operating and maintenance costs” for more information.

The market value of our drilling units may decrease.

If the offshore drilling industry suffers adverse developments in the future, the fair market value of our drilling units may decrease further. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

•	the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	the types, sizes and ages of drilling units;

•	the supply and demand for drilling units;

•	the costs of newbuild drilling units;

•	the prevailing level of drilling services contract dayrates;

•	governmental or other regulations; and

•	technological advances.

If drilling unit values fall significantly, we may have to record an impairment adjustment in our consolidated financial statements, which could adversely affect our financial results and condition. For more information, see

“Historical downturns in activity in the oil and gas drilling industry have had an adverse impact on our business and operating results, and any future downturns or volatile market conditions are likely to adversely impact our business and operating results.”

Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts, which may not be adequately covered by our insurance.

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, cratering, fires, explosions and pollution. Contract drilling and well servicing requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and/or third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental or natural resource damage, claims by third parties and/or customers, investigations and other proceedings by regulatory authorities which may involve fines and other sanctions, and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather (which may be more acute in certain areas where we operate) and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contract indemnification to our customers for claims relating to damage to or loss of our equipment, including rigs and claims relating to personal injury or loss of life.

Damage to the environment or natural resources could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations or uncontrolled fires. We may also be subject to property, environmental, natural resource, personal injury, and other legal claims and/or injunctions by private parties, including oil and gas companies, as well as administrative, civil, and/or criminal penalties or injunctions by government authorities.

Our insurance policies and contractual rights to indemnification may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our customers generally assume, and indemnify us against certain risks, for example, well control and subsurface risks, and we generally assume, and indemnify against, above surface risks (including spills and other events occurring on our rigs). Subsurface risks indemnified by our customers generally include risks associated with the loss of control of a well, such as blowout or cratering or uncontrolled well-flow, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurances that these customers will honor indemnification obligations to us regardless of the agreed contractual position. The terms of our drilling contracts vary based on negotiation, applicable local laws and regulations and other factors, and in some cases, customers may seek to cap indemnities or narrow the scope of their coverage, reducing our level of contractual protection and in turn exposing us to additional risks against which we may not be adequately insured.

In addition, a court, arbitrator, or other dispute resolution body may determine that certain indemnities or other terms in our current or future contracts are not enforceable. Further, pollution and environmental risks generally are not totally insurable. If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect our performance.

The amount recoverable under insurance, if any, may also be less than the related impact on enterprise value after a loss or not cover all potential consequences of an incident and include annual aggregate policy limits. As a result, we retain the risk through self-insurance for any losses in excess of these limits. Any such lack of reimbursement or suffering of loss in excess of such limits may cause us to incur substantial costs.

We may decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material, which are not covered by third-party insurance contracts. Specifically, we have at times in the past and have currently elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico due to the excessive cost associated with such coverage and the mobility of the relevant rigs to avoid these windstorms. If we continue to elect to self-insure such risks again in the future and such windstorms cause significant damage to any rig and equipment we have in the U.S. Gulf of Mexico, it could have a material adverse effect on our financial position, operating results and cash flows.

No assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or that we will be able to obtain insurance against certain risks.

We rely on a small number of customers and our operating results could be materially adversely affected if any of our major customers fail to compensate us for our services or if we lose a significant customer contract.

Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. For the nine-month period ended September 30, 2022, our five largest customers, Sonadrill Holding Ltd (“Sonadrill”), ConocoPhillips, Var Energi, Equinor, and Shell accounted for approximately 66% of our revenues in the aggregate. In addition, mergers and acquisitions, or other forms of consolidation among oil and gas exploration and production companies will further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Our operating results could be materially adversely affected if any of our major customers fail to compensate us for our services or take actions outlined above. Please see “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” above for more information.

We are subject to risks of loss resulting from non-payment or non-performance by our customers and certain other third parties (including third parties providing services under various services agreements). Some of these customers and other parties may be highly leveraged and subject to their own operating and regulatory risks. If any key customers or other parties default on their obligations to us, our financial results and condition could be adversely affected. Any material non-payment or non-performance by these entities, other key customers or certain other third parties could adversely affect our financial position, operating results and cash flows.

Some of our drilling contracts contain fixed terms and dayrates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including reactivation, operating and maintenance costs.

Our operating costs are generally related to the number of units in operation and the cost level in each country or region where the units are located. A significant portion of our operating costs may be fixed over the short term.

Some of our contracts have dayrates that are fixed over the contract term. To mitigate the effects of inflation on revenues from term contracts, most of our long-term contracts include escalation provisions. These provisions allow us to adjust the dayrates based on stipulated external cost indices. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices, or relate to the indices at all. Furthermore, certain indices are updated annually, and therefore may be outdated at the time of adjustment. The adjustments are typically performed on an annual basis. For these reasons, the timing and amount awarded as a result of such adjustments may differ from our actual cost increases, which could adversely affect our financial performance. Some of our long-term contracts contain rate adjustment provisions based on market dayrate fluctuations rather than cost increases. In such contracts, the dayrate could be adjusted downward during a period when operating or other costs are rising, which could adversely affect our financial performance. In addition, our contracts typically contain provisions for either fixed or dayrate compensation during mobilization. These rates may not fully cover our costs of mobilization, and mobilization may be delayed, increasing our costs, without additional compensation from the customer, for reasons beyond or within our control.

We may incur varying levels of expenses relating to preparation for operations in connection with new assignments, including, but not limited to, the scope and length of the required preparations, whether the relevant unit is idle or stacked and reactivation is required, and the duration of the contractual period over which such expenditures are amortized.

Equipment maintenance costs fluctuate depending upon the type of activity that the unit is performing and the age and condition of the equipment, as well as the applicable environmental, safety and maritime regulations and standards. Our operating expenses and maintenance costs depend on a variety of factors, including crew costs, provisions, equipment, insurance, maintenance and repairs, and shipyard costs, many of which are beyond our control.

In situations where our drilling units incur idle time between assignments, any ability to reduce the size of our crews on those drilling units is limited, as the crews will be engaged in preparing the unit for its next contract. When a unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period. Should units be idle for a longer period, we will seek to redeploy crew members who are not required to maintain the drilling unit to active rigs, to the fullest extent possible. However, there can be no assurance that we will be successful in reducing our costs in such cases.

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services. This could adversely affect our revenue from operations. For more information please see “The success and growth of our business depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition and volatility”, “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” and “Our contract backlog for our fleet of drilling units may not be realized.”

Inflation has adversely affected, and may in the future adversely affect, our operating results.

Inflationary factors such as increases in labor costs, material costs and overhead costs have, and may in the future, adversely affect our operating results. Inflationary pressures may also increase other costs to operate or reactivate our drilling rigs. Our contracts for our drilling rigs generally provide for the payment of an agreed dayrate per rig operating day. As a result, we may not be able to fully recover increased costs due to inflation from our customers. Continuing or worsening inflation could significantly increase our operating expenses and capital expenditures, which could in turn have a material adverse effect on our business, financial condition, results of operations or cash flows.

We rely on third-party suppliers and subcontractors to provide or maintain parts, crew and equipment, as applicable, for our projects and our operations may be adversely affected by the sub-standard performance or non-performance of those suppliers or third-party subcontractors due to production disruptions, quality and sourcing issues, labor availability, price increases or consolidation of suppliers and sub-contractors as well as equipment breakdowns.

Our reliance on third-party suppliers, manufacturers and service providers to secure equipment and crew used in our drilling operations exposes us to volatility in the quality, price and availability of such items. Certain specialized parts, crew and equipment used in our operations may be available only from a single or a small number of suppliers. A disruption in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases, defects or quality-control issues, recalls or other decrease in the availability or servicing of parts, labor and equipment could adversely affect our ability to meet our commitments towards our customers, adversely impact operations and revenues by resulting in uncompensated downtime, reduced day rates under the relevant drilling contracts, cancellation or termination of contracts, or increased operating costs. In addition, consolidation of suppliers may limit our ability to obtain supplies and services when needed at an acceptable cost or at all.

Equipment deficiencies or breakdowns, whether due to faulty parts, quality control issues or inadequate installation, may result in increased maintenance costs and could adversely affect our operations and revenues by resulting in rig downtime or suspension of operations. Such issues could have a negative effect on our business, financial condition, and results of operations.

We engage third-party subcontractors to perform some parts of our projects and in respect of new business models a majority of the services under a project may be subcontracted to third-party subcontractors. Subcontractors are used to perform certain services and to provide certain input in areas where we do not have requisite expertise. The subcontracting of work exposes us to risks associated with planning interface non-performance, delayed performance or substandard performance by our subcontractors. Any inability to hire qualified subcontractors could hinder successful completion of a project. Further, our employees may not have the requisite skills to be able to monitor or control the performance of these subcontractors. We may suffer losses on contracts if the amounts we are required to pay for subcontractor services exceed original estimates. Remedial or mitigating actions, such as requiring contractual obligations on subcontractors that are similar to those we have with our customers, and requesting parent guarantees to cover nonperformance by subcontractors, may not be available or sufficient to mitigate the risks associated with subcontractors. Such issues could have a negative effect on our business, financial condition, and results of operations.

Further, due to an increasing number of companies in the oil and gas drilling industry entering into Chapter 11 proceedings, or similar bankruptcy proceedings, there have been continued challenges with suppliers. Some suppliers have refused to support drilling companies due to the financial impact that multiple drilling companies have encountered with the Chapter 11 process. Drilling companies have faced suppliers reluctant to enter into agreements, more upfront demand for payment, increased costs as suppliers look to recover losses that they have incurred during past few years and their sub-tier suppliers seeing raw material cost escalations that are being passed up through the supply chain. There has been lower stocking and inventory levels with our core suppliers due to market uncertainty over the past 18 months, and many companies, having made lay-offs during the pandemic, are now short staffed and struggling to fill those positions with experienced workers.

Supplier capacity constraints or shortages in parts or equipment, supplier production disruptions, supplier quality and sourcing issues or price increases could increase our operating costs, decrease our revenues and adversely impact our operations.

Our reliance on third-party suppliers, manufacturers and service providers to secure equipment used in our drilling operations exposes us to volatility in the quality, price and availability of such items. Certain specialized parts and equipment we use in our operations may be available only from a single or small number of suppliers. During periods of reduced demand, many of these third-party suppliers reduced their inventories of parts and equipment and, in some cases, reduced their production capacity. Moreover, the global supply chain has been disrupted by the COVID-19 pandemic, resulting in shortages of, and increased pricing pressures on, among other things, certain raw materials and labor. If the market for our services improves and we seek to reactivate warm or cold stacked rigs, upgrade our working rigs or purchase additional rigs, these reductions and global supply chain constraints could make it more difficult for us to find equipment and parts for our rigs. A disruption or delay in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases (including those related to inflation and supply chain disruptions), defects or quality-control issues, recalls or other decreased availability or servicing of parts, labor and equipment could adversely affect our ability to reactivate rigs, upgrade working rigs, purchase additional rigs or meet our commitments to customers on a timely basis, adversely impact our operations and revenues by resulting in uncompensated downtime, reduced dayrates, the incurrence of liquidated damages or other penalties or the cancellation or termination of contracts, or increase our operating costs.

We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits including the class certifications of rigs.

The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate once contracts for the drilling units are secured. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on our part. We may not obtain such approvals, or such approvals may not be obtained in a timely manner. If we fail to secure the necessary approvals or permits in a timely manner, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment.

Every offshore drilling unit is a registered marine vessel and must be “classed” by a classification society to fly a flag. The classification society certifies that the drilling unit is “in-class,” signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling units are certified as being “in class” by the American Bureau of Shipping (“ABS”) Det Norske Veritas and Germanisher Lloyd (“DNV GL”) and the relevant national authorities in the countries in which our drilling units operate. If any drilling unit loses its flag status, does not maintain its class, fails any periodical survey or special survey and/or fails to satisfy any laws of the country of operation, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our secured credit facilities. Any such inability to carry on operations or be employed could have a material adverse impact on the operating results.

We have experienced, and in the future may experience, risks associated with mergers, acquisitions or dispositions of businesses or assets or other strategic transactions.

As part of our business strategy, as evidenced, for example, by the Merger, we have pursued and completed, or are in the process of completing, and may continue to pursue, mergers, acquisitions or dispositions of businesses or assets or other strategic transactions that we believe will enable us to strengthen or broaden our business. Furthermore, on October 18, 2022, we closed the sale of seven jack-up rigs (the “KSA Business”) to ADES Arabia Holding Ltd. for consideration of $628 million in cash, subject to adjustment for working capital and other items, and reimbursement to us for any project costs spent in relation to the reactivation of three stacked jack-ups, namely the West Ariel, West Cressida and West Leda. We have determined an accounting gain on disposal of $276 million, subject to final post-closing adjustments. Further, on September 30, 2022, we entered into Share Purchase Agreements under which we agreed to sell our entire 35% shareholding in Paratus Energy Services Limited (formerly Seadrill New Finance Limited) and certain other interests. The sale was completed in February 2023. Paratus Energy Services Limited is the entity through which investments in SeaMex Group, Seabras Sapura and Archer Ltd were held. In connection with the sale, on March 14, 2023, we provided each of PES (as defined herein) and SeaMex Holdings Ltd (“SeaMex Holdings”) with a termination notice regarding (i) the Master Services Agreement by and between PES and Seadrill Management Ltd (“SML”), dated January 20, 2022 (the “Paratus MSA”), and (ii) the Master Services Agreement by and among SeaMex Holdings, certain operating companies party thereto and SML, dated January 20, 2022 (the “SeaMex MSA”), respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.

We may be unable to implement these merger, acquisition and disposition elements of our strategy if we cannot identify suitable companies, businesses or assets, reach agreement on potential strategic transactions on acceptable terms, manage the impacts of such transactions on our business, obtain required consents under our debt agreements or for other reasons. Moreover, mergers, acquisitions, dispositions and other strategic transactions, such as the Merger, involve various risks, including, among other things, (i) difficulties relating to integrating or disposing of a business and unanticipated changes in customer and other third-party relationships subsequent thereto, (ii) the assumption of liabilities as a result of these transactions, (iii) diversion of management’s attention from day-to-day operations, (iv) failure to realize the anticipated benefits of such transactions, such as cost savings and revenue enhancements, (v) potentially substantial transaction costs associated with such transactions, (vi) potentially substantial costs and liabilities related to regulatory enforcement of actions by the other party predating the transaction, and (vii) potential impairment resulting from the overpayment for an acquisition. Such transactions may also affect the diversification of our drilling rig fleet, which may leave us vulnerable to risks related to lack of diversification. See “Our drilling rig fleet is concentrated in semisubmersible rigs and drillships, which leaves us vulnerable to risks related to lack of diversification.”

From time to time, we are also approached by potential buyers for the outright purchase of some of our drilling units, businesses, or other fixed assets. As a result, we may determine that such a sale would be in our best interests and agree to sell certain drilling units or other assets. Such a sale could have an impact on net income, and we may recognize a gain or loss on disposal depending on whether the fair value of the consideration received is higher or lower than the carrying value of the asset.

Future mergers or acquisitions may require us to obtain additional equity or debt financing, which financing may not be available on attractive terms or at all. To the extent a transaction financed by non-equity consideration results in goodwill, our tangible net worth would be reduced, which might have an adverse effect on credit availability.

Our drilling rig fleet is concentrated in semisubmersible rigs and drillships, which leaves us vulnerable to risks related to lack of diversification.

The offshore contract drilling industry is generally divided into two broad markets: deepwater and shallow water drilling. These broad markets are generally divided into smaller sub-markets based upon various factors, including the type of drilling rig and drilling environment. The primary types of drilling rigs include jack-up rigs, semisubmersible rigs, drillships, platform rigs, barge rigs and submersible rigs. While all drilling rigs are affected by general economic and industry conditions, each type of drilling rig can be affected differently by changes in demand. As of September 30, 2022, we owned 9 semisubmersible rigs or drillships (including one for harsh environments), and 5 jack-ups (including one for harsh environments) (not including those rigs sold as part of the KSA Business (as defined below)).

Our drilling rig fleet is concentrated in drillships and semisubmersible rigs, particularly as a result of the sale of the KSA Business. If the market for drillships and semisubmersible rigs should decline relative to the markets for other drilling rig types, such as jack-ups, our operating results could be more adversely affected relative to our competitors with drilling fleets that are less concentrated in drillships and semisubmersible rigs.

The international nature of our operations involves additional risks, including foreign government intervention in relevant markets, for example in Brazil and the U.K.

We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, particularly in less developed jurisdictions, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances, including, for example, the ongoing conflict between Russia and Ukraine;

•	acts of piracy, which have historically affected ocean-going vessels;

•	abduction, kidnapping and hostage situations;

•	significant governmental influence over many aspects of local economies;

•	the seizure, nationalization or expropriation of property or equipment;

•	uncertainty of outcome in foreign court proceedings;

•	the repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, and the imposition of trade barriers;

•	U.S., U.K., European Union (the “EU”) and foreign sanctions or trade embargoes;

•	receiving a request to participate in an unsanctioned foreign boycott under U.S. law;

•	compliance with various jurisdictional regulatory or financial requirements;

•	compliance with and changes to taxation, including any resulting tax disputes;

•	interacting and contracting with government-controlled organizations;

•	other forms of government regulation and economic conditions that are beyond our control;

•	legal and economic systems that are not as mature or predictable as those in more developed countries, which may lead to greater uncertainty in legal and economic matters; and

•	government corruption.

In addition, international contract drilling operations are subject to various laws and regulations of the countries in which we operate, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	exchange rates or exchange controls;

•	the repatriation of foreign earnings;

•	oil and gas exploration and development;

•	the taxation of offshore earnings and the earnings of expatriate personnel; and

•	the use and compensation of local employees and suppliers by foreign contractors.

Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what government regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, the denial of export privileges, injunctions or seizures of assets, and may affect the availability of our existing financing arrangements and our ability to secure financing in the future.

In the nine months ended September 30, 2022 and the years ended December 31, 2021, 2020 and 2019, 11%, 13%, 5%, and 11%, respectively, of our revenues were derived from our Brazilian operations. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, changes in tax policies, changes in legislation, wage controls, price controls, currency devaluations, capital controls and limits on imports of goods and services. Changes to fiscal and monetary policy, the regulatory environment of our industry, and legislation could impact our performance.

The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the U.S. Department of Justice, and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. The ultimate outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation could adversely affect our business and operations.

These and other developments in Brazil’s political conditions, economy and government policies may, directly or indirectly, adversely affect our business, financial condition and operating results.

The U.K. exited the EU (“Brexit”) on January 31, 2020, consistent with the terms of the EU-UK Withdrawal Agreement, with a transition period that ended on December 31, 2020. On January 1, 2021, the U.K. left the EU Single Market and Customs Union as well as all EU policies and international agreements. As a result, the free movement of persons, goods, services and capital between the U.K. and the EU ended, and the EU and the U.K. formed two separate markets and two distinct regulatory and legal spaces. A trade agreement between the U.K. and the EU, which formally entered into force on May 1, 2021, offers U.K. and EU companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas (subject to rules of origin requirements). Uncertainty exists regarding the ultimate impact of this trade agreement, as well as the extent of possible financial, trade, regulatory and legal implications of Brexit, also in light of the U.K.’s Retained EU Law Bill, which proposes to repeal or replace all EU-derived legislation by December 31, 2023. Brexit also contributes to global political and economic uncertainty, which may cause, among other consequences, volatility in exchange rates and interest rates, and changes in regulations. The Company provides contract drilling services to the international oil and gas industry and our fleet operates globally across multiple locations. Based on our global operating model and the versatility and marketability of our fleet, to date we have not seen the impact of Brexit to be significant to the Company.

In addition, the offshore drilling industry is a global market requiring flexibility for rigs, depending on their technical capability, to relocate and operate in various environments, moving from one area to another. The mobilization of rigs is expensive and time-consuming and can be impacted by several factors including, but not limited to, governmental regulation and customs practices, availability of tugs and tow vessels, weather, currents, political instability, civil unrest, and military actions, such as the conflict between Russia and Ukraine, and rigs may as a result become stranded. Some jurisdictions enforce strict technical requirements on the rigs requiring substantial physical modification to the rigs before they can be utilized. Such modifications may require significant capital expenditures, and as a result, may limit the use of the rigs in those jurisdictions in the future. In addition, mobilization carries the risk of damage to the rig. Failure to mobilize a rig in accordance with the deadlines set by a specific customer contract could result in a loss of compensation, liquidated damages or the cancellation or termination of the contract. In some cases, we may not be paid for the time that a rig is out of service during mobilization. In addition, in the hope of securing future contracts, we may choose to mobilize a rig to another geographic market without a customer contract in place. If no customer contracts are obtained, we would be required to absorb these costs. Mobilization and relocating activities could therefore potentially materially adversely affect our business, financial condition, and results of operations.

Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.

Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate.

Accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, from time to time, governing bodies have put in place measures, and may in the future propose and adopt measures, that materially limit or prohibit offshore drilling in certain areas. If legislative, regulatory or other governmental action is taken that restricts or prohibits offshore drilling in our current or anticipated future areas of operation we could be materially and adversely affected. Given the long-term trend towards increasing regulation, we may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity.

Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export, re-export and transfer (in country) of certain goods, services and technology and impose related export recordkeeping and reporting obligations.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from the failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, the seizure of shipments, and the loss of import and export privileges.

New laws or other governmental actions that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or to the offshore drilling industry, in particular, could adversely affect our performance.

The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.

We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to:

•	conventions under the auspices of the United Nation’s International Maritime Organization (“IMO”);

•	the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended (“MARPOL”);

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended (“CLC”);

•

the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), the International Convention for the Safety of Life at Sea of 1974, as from time to time amended (“SOLAS”);

•	the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”);

•	the IMO International Convention on Load Lines of 1966, as from time to time amended;

•	the International Convention for the Control and Management of Ships’ Ballast Water and Sediments of 2004, as from time to time amended (the “BWM Convention”);

•	EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations;

•	the U.S. Oil Pollution Act of 1990 (“OPA”);

•	requirements of the U.S. Coast Guard (“USCG”);

•	requirements of the U.S. Environment Protection Agency (“EPA”);

•	the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”);

•	the U.S. Maritime Transportation Security Act of 2002 (“MTSA”);

•	the U.S. Outer Continental Shelf Lands Act (“OCSLA”); and

•	certain regulations of the EU.

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lifetime of our drilling units. These costs could have a material adverse effect on our business, operating results, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our rigs. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.

Certain environmental laws impose strict, joint and several liability for the remediation of and damages attributable to spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill, for which we are deemed a responsible party, could result in us incurring significant liability, including fines, penalties, criminal liability and remediation or cleanup costs and natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, operating results and cash flows. Future increased regulation of the shipping industry, or modifications to statutory liability schemes could, expose us to further potential financial risk in the event of any such oil or chemical spill.

We and, in certain circumstances, our customers are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, such insurance is subject to exclusions and other limits, and there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, operating results, cash flows and financial condition. Moreover, the insurance coverage we currently hold may not be available in the future, or we may not obtain certain insurance coverage. Even if insurance is available and we have obtained the coverage, it may not be adequate to cover our liabilities, may not be available on satisfactory terms and/or subject to high premiums, or our insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.

Although our drilling units are separately owned by our subsidiaries, under certain circumstances a parent company and all of the unit-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under OPA or other environmental laws. Therefore, it is possible that we could be subject to liability upon a judgment against us or any one of our subsidiaries.

Our drilling units could cause the release of oil or hazardous substances. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where the public, environmental groups or governmental authorities have heightened or special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases and comply with more stringent requirements in our discharge permits, as well as subject us to third party claims for damages, including natural resource damages. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, operating results and financial condition.

If we are able to obtain from our customers some degree of contractual indemnification against pollution and environmental damages in our contracts, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases, and we may not be able to obtain such indemnification agreements in the future. In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable.

Any violation of anti-bribery or anti-corruption laws, including the Foreign Corrupt Practices Act, the UK Bribery Act, the Bermuda Bribery Act 2016 or similar laws and regulations could result in significant expenses, divert management attention, and otherwise have a negative impact on us.

We operate in countries known to have a reputation for corruption. We are subject to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the United Kingdom Bribery Act 2010 (the “UK Bribery Act”), the Bermuda Bribery Act 2016 or other anti-bribery laws to which we may be subject (together, the “ABC Legislation”) and similar laws in other countries. Any violation of the FCPA, UK Bribery Act, the ABC Legislation or other applicable anti-corruption laws could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might adversely affect our business, financial condition and results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

If we or our business partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations could be harmed.

We are subject to a number of modern slavery, human trafficking and forced labor reporting, training and due diligence laws in various jurisdictions and expect additional statutory regimes to combat these crimes to be enacted in the future. If we or our business partners fail to comply with applicable laws, regulations, safety codes, employment practices or human rights standards, our reputation and image could be harmed, and we could be exposed to litigation. Compliance with laws, such as the U.K.’s Modern Slavery Act 2015 and similar legislation, could increase costs of operations and reduce profits.

If our drilling units are located in or connected to countries that are subject to, or targeted by, economic sanctions, export restrictions, or other operating restrictions imposed by the United States, the United Kingdom, the European Union or other governments, our reputation and the market for our debt and Shares could be adversely affected.

The U.S., the U.K., the EU and other governments may impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries or certain economic sectors of such countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. U.S., U.K., EU and other economic sanctions change frequently and enforcement of economic sanctions worldwide is increasing.

In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of sanctions to non-U.S. companies such as ours and introduced limits on such companies and persons that do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons now apply to any foreign entity owned or controlled by a U.S. person. Another major provision in the Iran Threat Reduction Act is that issuers of securities must disclose in their annual and quarterly reports filed with the Commission after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. At this time, we are not aware of any activities conducted by us or by any affiliate that are likely to trigger such a disclosure requirement. On January 2, 2013, the U.S. signed into law the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”), as a part of the National Defense Authorization Act for Fiscal Year 2013. Among other measures, IFCA authorizes broad sanctions on certain activities related to Iran’s energy, shipping, and shipbuilding sectors.

The Office of Foreign Assets Control (“OFAC”) acted several times over 2019 and 2018 to add Iranian individuals and entities to its list of Specially Designated Nationals whose assets are blocked and with whom U.S. persons are generally prohibited from dealing, including re-adding on November 5, 2018, hundreds of individuals and entities that had previously been delisted in connection with the 2015 Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program. Further, OFAC issued sanctions on specific sectors of the Iranian economy, including the iron, steel, aluminum, and copper sectors (May 8, 2019), the construction, mining, manufacturing, or textiles sectors (January 10, 2020), and the financial sector (October 8, 2020). These sector-wide sanctions also authorize the imposition of secondary sanctions on non-U.S. persons and non-U.S. financial institutions who engage in certain dealings in those sectors, including the potential designation of such persons or financial institutions themselves.

In August 2017, the U.S. passed the “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (“CAATSA”), which authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia create heightened sanctions risks for companies operating in the oil and gas sector, including companies that are based outside of the United States. OFAC maintains a sanctions program targeting Venezuela, and any new sanctions targeting Venezuela could further restrict our ability to do business in such country. On January 28, 2019, OFAC added the Venezuelan state-owned oil company, Petróleos de Venezuela, S.A., to its List of Specially Designated Nationals and Blocked Persons, increasing the sanctions risk for companies operating in the oil sector. Subsequently, on August 5, 2019, the U.S. issued Executive Order 13884 which further increased sanctions on Venezuela and blocked the entire Government of Venezuela. OFAC has also imposed sanctions on non-Venezuelan firms for operating in Venezuela. On February 18, 2020, OFAC imposed sanctions on Switzerland-based firm Rosneft Trading S.A., due to its operations in the oil sector of Venezuela. On November 30, 2020, OFAC imposed sanctions on the Chinese state-owned entity China National

Electronics Imports and Export Corporation for providing support to Venezuela government entities. OFAC has since imposed sanctions on additional individuals and entities in a variety of countries involved in the petroleum and petrochemical industries.

In addition to the sanctions against Iran, Russia, and Venezuela, subject to certain limited exceptions, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing and enforcing sanctions regimes.

On December 18, 2020, the U.S. Department of Commerce Bureau of Industry and Security (“BIS”) designated a number of Chinese parties on the Entity List, including parties involved in the offshore drilling and maritime industries such as China Communications Construction Company Ltd. Most items subject to the Export Administration Regulations (“EAR”) now require a license to export, reexport, or transfer (in country) to such parties. On January 14, 2021, BIS added China National Offshore Oil Corporation to the Entity List, which was revised on June 30, 2022, to clarify that the entity listed is CNOOC Limited, a core subsidiary of China National Offshore Oil Corporation. On December 23, 2020, BIS also established a Military End User List (“MEUL”) and designated over 100 parties from China and Russia on the MEUL, including those in the offshore drilling and maritime industries. BIS has since designated additional persons in China and Russia on the MEUL. Certain items subject to the EAR require a license from BIS to export, reexport, or transfer (in country) to such parties.

Certain parties with whom we have entered into contracts may be, or may be affiliated with persons or entities that are, the subject of sanctions imposed by the United States, the U.K., the EU or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and the subsequent conflict between Russia and Ukraine from 2014 through the present, or malicious cyber-enabled activities. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our operating results may be adversely affected, or we may suffer reputational harm. We may also lose business opportunities to companies that are not required to comply with these sanctions.

Due to the escalation of the conflict between Russia and Ukraine, starting in February 2022, the United States, the European Union, the United Kingdom, and other governments (i) designated multiple individuals and entities in Russia and Belarus with ties to those governments and/or financial and energy sectors on their respective sanctions- and export-restricted party lists, (ii) imposed comprehensive sanctions on the so-called Donetsk and Luhansk regions of Ukraine, and (iii) imposed export controls on the export, reexport, and transfer to Russia and Belarus of certain items in the maritime and other sectors.

From time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions, export restrictions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for Seadrill Common Shares. We do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism.

As stated above, we believe that we are in compliance with all applicable economic sanctions and embargo laws and regulations and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Rapid changes in the scope of global sanctions may also make it more difficult for us to remain in compliance. Any violation of applicable economic sanctions could result in civil or criminal penalties, fines, enforcement actions, legal costs, reputational damage, or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in Seadrill Common Shares. Additionally, some investors may decide to divest their interest, or not to invest, in Seadrill Common Shares simply because we may do business with companies that do business in sanctioned countries. Moreover, our drilling contracts may indirectly involve persons subject to sanctions and embargo laws and regulations as a result of actions that do not involve us, or our drilling rigs, and even if those dealings are lawful, it could in turn negatively affect our reputation. Investor perception of the value of Seadrill Common Shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We have suffered, and may continue to suffer, losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on our business, financial condition, operating results and cash flows.

We currently hold investments in several other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of rigs or deliver various other oilfield services. These investments include equity interests in Sonadrill and Gulfdrill LLC (“Gulfdrill”). We provide various services to certain of these companies, including provision of operating and technical support and management and administrative services agreements.

As of September 30, 2022, the carrying value of our equity method investments was $79 million, and the receivables from equity method investments was $63 million. This compares to $27 million and $29 million, respectively, as of December 31, 2021.

We recently announced the sale of our entire 35% shareholding in Paratus Energy Services Limited, which was completed in February 2023. As a result of the sale, we no longer hold any interest in SeaMex Group, Seabras Sapura, or Archer Ltd. In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.

The market value of our equity interest in these companies has been, and may continue to be, volatile and has fluctuated, and may continue to fluctuate, in response to changes in oil and gas prices and activity levels in the offshore oil and gas industry. If we sell our equity interest in an investment at a time when the value of such investment has fallen, we may incur a loss on the sale or an impairment loss being recognized, ultimately leading to a reduction in earnings.

In current market conditions, we may consider entering into further joint venture arrangements where each joint venture partner bareboat charters their rigs into the joint venture entity. Through such a structure, we would seek to manage and operate all joint venture rigs and enable the group to access additional markets, increase presence in a particular market or secure drilling contracts from counterparties who may only be willing to grant those drilling contracts pursuant to or as part of implementing a joint venture with us. However, any financial return from drilling contracts will be diluted to the shareholding percentage we hold in the related joint venture entity and financial success of the joint venture will depend on the management fee rates we are able to agree with our joint venture partner.

Failure to obtain or retain highly skilled personnel, and to ensure they have the correct visas and permits to work in the locations in which they are required, could adversely affect our operations.

We require highly skilled personnel in the right locations to operate and provide technical services and support for our business.

Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. In some regions, such as Brazil and West Africa, the limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase the demand for qualified offshore drilling crews, which may increase our costs. These factors could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flows. Furthermore, as a result of any increased competition for qualified personnel, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.

Our ability to operate worldwide, depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of these jurisdictions may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third-party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. Please see “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” for more information.

Labor costs and our operating restrictions that apply could increase following collective bargaining negotiations and changes in labor laws and regulations.

Some of our employees are represented by collective bargaining agreements. The majority of these employees work in Brazil and Norway. In addition, some of our contracted labor works under collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and are restricted in our ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance.

Climate change and the regulation of greenhouse gases could have a negative impact on our business.

Due to concern over the risk of climate change, a number of countries, the EU and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions in the shipping industry. For example, ships (including rigs and drillships) must comply with IMO and EU regulations relating to the collection and reporting of data relating to greenhouse gas emissions. In April 2018, the IMO adopted a strategy to, among other things, reduce the 2008 level of greenhouse gas emissions from the shipping industry by 50% by the year 2050. Other governmental bodies may begin regulating greenhouse gas emissions from shipping sources in the future, but the future of such regulations is difficult to predict.

Compliance with existing regulations and changes in laws, regulations and obligations relating to climate change could increase our costs to operate and maintain our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other jurisdictions in which we operate, or any treaty or agreement adopted at the international level, such as the Kyoto Protocol or Glasgow Climate Pact, which restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for the use of alternative energy sources. In addition, parties concerned about the potential effects of climate change have directed their attention at sources of funding for energy companies, which has resulted in certain financial institutions, funds and other sources of capital, restricting or eliminating their investment in or lending to oil and gas activities. Any material adverse effect on the oil and gas industry relating to climate change concerns could have a significant adverse financial and operational impact on our business and operations.

Finally, the impacts of severe weather, such as hurricanes, monsoons and other catastrophic storms, resulting from climate change could cause damage to our equipment and disruption to our operations and cause other financial and operational impacts, including impacts on our major customers.

Increasing attention to environmental, social and governance matters and climate change may impact our business and financial results.

Companies across all industries are facing increasing scrutiny relating to their Environmental, Social and Governance (“ESG”) policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude companies engaged in the fossil fuel industry, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing those markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements and goals, targets or objectives set in connection therewith. Similarly, these policies may negatively impact the ability of other businesses in our supply chain to access debt and capital markets. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Failure to effectively and timely respond to the impact of energy rebalancing could adversely affect our business, results of operations and cash flows.

Our long-term success depends on our ability to effectively respond to the impact of energy rebalancing, which could require adapting our fleet and business to potentially changing government requirements, customer preferences and customer base, as well as engaging with existing and potential customers and suppliers to develop or implement solutions designed to reduce or to decarbonize oil and gas operations or to advance renewable and other alternative energy sources. If the energy rebalancing landscape changes faster than anticipated or in a manner that we do not anticipate, demand for our services could be adversely affected. Furthermore, if we fail to, or are perceived not to, effectively implement an energy rebalancing strategy, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted.

Our failure to adequately protect our sensitive information and operational technology systems and critical data and our service providers’ failure to protect their systems and data could have a material adverse effect on our business, results of operations and financial condition.

Our day-to-day operations increasingly depend on information and operational technology systems that we manage, and other systems that our third parties, such as our service providers, vendors, and equipment providers, manage, including critical systems on our drilling units. These systems are subject to risks associated with growing and evolving cyber incidents or attacks. These risks include, but may not be limited to, human error, power outages, computer and telecommunication failures, natural disasters, fraud or malice, social engineering or phishing attacks, viruses or malware, and other cyberattacks, such as denial-of-service or ransomware attacks. Reports indicate that entities or groups, including cybercriminals, competitors, and nation state actors, have mounted cyber-attacks on businesses and other organizations solely to disable or disrupt computer systems, disrupt operations and, in some cases, steal data. In addition, the US government has issued public warnings that indicate energy assets and companies engaging in significant transactions, such as acquisitions, might be specific targets of cybersecurity threats.

Also, many of our non-operational employees work remotely a significant amount of their time, which has created certain operational risks, such as an increased risk of security breaches or other cyber incidents or attacks, loss of data, fraud and other disruptions as more fully outlined above. Working remotely has significantly increased the use of technological and online telecommunication services and remote networking, which enable employees to work outside of our corporate infrastructure and, in some cases, use their own personal devices. This remote work model has resulted in an increased demand for technological resources and may expose us to additional risks of cyber-incidents or attacks, security breaches, loss of data, fraud and other disruptions as a consequence of more employees accessing sensitive and critical information remotely. Due to the nature of cyber-attacks, breaches to our systems or our service or equipment providers’ systems could go undetected for a prolonged period of time. A breach could also compromise or originate from our customers’, vendors’, or other third-party systems or networks outside of our control. A security breach may result in legal claims or proceedings against us by our shareholders, employees, customers, vendors and governmental authorities, both in the US and internationally.

While we maintain a cybersecurity program, which includes administrative, technical, and organizational safeguards, a significant cyberattack or incident—either with our systems or a critical third-party’s systems—could disrupt our operations and result in downtime, loss of revenue, harm to the Company’s reputation, or the loss, theft, corruption or unauthorized release of critical data of us or those with whom we do business, as well as result in higher costs to correct and remedy the effects of such incidents, including potential extortion payments associated with ransomware or ransom demands. If our, or our service or equipment providers’, safeguards maintained for protecting against cyber incidents or attacks prove to be insufficient, and an incident were to occur, it could have a material adverse effect on our business, financial condition, reputation, and results of operations. Even though we carry cyber insurance that may provide insurance coverage under certain circumstances, we might suffer losses as a result of a security breach or cyber incident that exceeds the coverage available under our policy or for which we do not have coverage.

In addition, laws and regulations governing, or proposed to govern, cybersecurity, data privacy and protection, and the unauthorized disclosure of confidential or protected information, including the U.K. Data Protection Act, the GDPR (as defined herein), Bermuda Personal Information Protection Act 2016, the California Consumer Privacy Act, the Cyber Incident Reporting for Critical Infrastructure Act, and other similar legislation in domestic and international jurisdictions pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties and legal liability.

Acts of terrorism, piracy, cyber-attacks, and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our operating results.

Acts of terrorism, piracy, and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. Our drilling operations could also be targeted by acts of sabotage carried out by environmental activist groups.

We rely on information technology systems and networks in our operations and administration of our business. Our drilling operations or other business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to an unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and operating results.

In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. Insurance premiums could also increase and coverage may be unavailable in the future. Increased insurance costs or increased costs of compliance with applicable regulations may have a material adverse effect on our operating results.

Our drilling contracts with national oil companies may expose us to greater risks than we normally assume in drilling contracts with non-governmental customers.

We currently own and operate rigs that are contracted with national oil companies. The terms of these contracts are often non-negotiable and may expose us to greater commercial, political and operational risks than we assume in other contracts, such as exposure to materially greater environmental liability, personal injury and other claims for damages (including consequential damages), or the risk that the contract may be terminated by our customer without cause on short-term notice, contractually or by governmental action, under certain conditions that may not provide us with an early termination payment. We can provide no assurance that the increased risk exposure will not have an adverse impact on our future operations or that we will not increase the number of rigs contracted to national oil companies with commensurate additional contractual risks.

We cannot guarantee that the use of our drilling units will not infringe the intellectual property rights of others.

The majority of the intellectual property rights relating to our drilling units and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over an infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services or replacement parts or could be required to cease using some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling units and we may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of these technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have indemnity provisions in some of our supply contracts to give us some protection from the supplier against intellectual property lawsuits. However, we cannot make any assurances that these suppliers will have sufficient financial standing to honor their indemnity obligations or guarantee that the indemnities will fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect us from the adverse consequences of such technology disputes. For information on certain intellectual property litigation that we are currently involved in, please see Note 30—Commitments and contingencies to the audited financial statements of Seadrill included herein.

The novel coronavirus, or COVID-19, pandemic has affected and may materially adversely affect, and any future outbreak of any other highly infectious or contagious diseases may materially adversely affect, our operations and our financial performance and condition, operating results and cash flows.

The COVID-19 pandemic has affected, and may materially adversely affect, our business and financial and operating results. In the future, COVID-19 or another similar pandemic could negatively impact our business in numerous ways, including, but not limited to, the following:

•	our revenue may be reduced if the pandemic results in an economic downturn or recession that leads to a prolonged decrease in the demand for natural gas, NGLs and oil;

•

our operations may be disrupted or impaired, if a significant portion of our employees or contractors are unable to work due to illness or if field operations are suspended or temporarily shut-down or restricted due to control measures designed to contain the pandemic; and

•	the disruption and instability in the financial markets and the uncertainty in the general business environment may affect our ability to raise capital.

To the extent the COVID-19 pandemic, and any future outbreak of any other highly infectious or contagious diseases, adversely affects our business and financial results, it may also have the effect of heightening many of the other risks set forth herein, such as those relating to our financial performance, our ability to access capital and credit markets, our credit ratings and debt obligations. The rapid development and fluidity of COVID-19, and any future outbreak of any other highly infectious or contagious diseases, precludes any prediction as to the ultimate adverse impact of an outbreak on our business. The impact will depend on numerous evolving factors and future developments that we are not able to predict, including the length of time that the pandemic continues, its effect on the demand for natural gas, NGLs and oil, the response of the overall economy and the financial markets as well as the effect of governmental actions taken in response to the pandemic.

Risks Relating to Seadrill Common Shares

The obligations of being a listed public company, including compliance with the reporting requirements of the Norwegian Securities Trading Act, the OSE Issuer Rules, the Exchange Act and the NYSE Listed Company Manual, require certain resources and have caused us to incur additional costs.

We are subject to reporting and other requirements as a result of our listing on the NYSE and the OSE. As a result of these listings we incur costs in complying with applicable statutes, regulations and requirements related to being a listed public company, which also occupy additional time of our board and management, and we are also subject to additional public and regulatory scrutiny.

Following our emergence from bankruptcy, there is significant overlap between our lenders and shareholders, and these two groups may have conflicting interests and incentives.

Following our emergence from bankruptcy, and pursuant to the Plan, we issued the majority of Seadrill Common Shares to our creditors, and there remains significant overlap between the lenders under our credit facilities and our shareholder base. The interests of our lenders and our other shareholders may not necessarily be aligned, and they may therefore have different views on some or all matters. This may make it more difficult for us to obtain shareholder or lender consents in circumstances that would be beneficial to our shareholders who are not our lenders, or which would otherwise be beneficial for our business. Any failure to obtain such consents could materially harm our business.

A delisting of Seadrill Common Shares from NYSE or OSE could negatively impact us.

A delisting of Seadrill Common Shares from NYSE or OSE could negatively impact us because it could (i) reduce the liquidity and market price of Seadrill Common Shares, (ii) reduce the number of investors willing to hold or acquire Seadrill Common Shares, which could negatively impact our ability to raise equity financing, (iii) limit our ability to offer and sell freely tradable securities, including under U.S. State securities laws, thereby preventing us from accessing the public capital markets, (iv) impair our ability to provide equity incentives to our employees, and (v) lead to a default under one or more of our credit facilities under certain circumstances.

The price of Seadrill Common Shares may be volatile or may decline regardless of our operating performance, and investors may not be able to resell Seadrill Common Shares at or above their initial purchase price.

The market price for Seadrill Common Shares may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•

announcements concerning the offshore drilling market, including changes in oil and gas prices and the state of the global economy and market outlook for our various geographical operating sectors and classes of rigs;

•	fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in its current and future debt financing agreements;

•	general and industry-specific economic conditions, including, for example, inflationary pressures, rising interest rates, and resulting fears of recession;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	additions or departures of key members of management;

•	any increased indebtedness we incur in the future;

•	speculation or reports by the press or investment community with respect to Seadrill or the industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	changes or proposed changes in laws or regulations affecting the oil and gas industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•

general market, political and economic conditions, including, for example, the ongoing conflict between Russia and Ukraine, and any such conditions and local conditions in the markets in which we operate.

These and other factors may lower the market price of Seadrill Common Shares, regardless of our actual operating performance. In the event of a drop in the market price of Seadrill Common Shares, investors could lose a substantial part or all of their investment in Seadrill Common Shares. In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Shareholders may initiate securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from the business, which could have a negative effect on the operating results and thus the price for Seadrill Common Shares.

The market price of Seadrill Common Shares has fluctuated widely and may fluctuate widely in the future.

The market price of Seadrill Common Shares has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, the outcome of any consent or negotiations with our lenders under our secured credit facilities, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. If an active trading market for Seadrill Common Shares does not continue, the price of Seadrill Common Shares may be more volatile and it may be more difficult and time consuming to complete a transaction in Seadrill Common Shares, which could have an adverse effect on the realized price of Seadrill Common Shares. In addition, an adverse development in the market price for Seadrill Common Shares could negatively affect our ability to issue new equity to fund our activities.

The issuance of share-based awards may dilute investors’ holding of Seadrill Common Shares.

On August 6, 2022, the Seadrill Board approved a new management incentive plan (the “Management Incentive Plan”) under which awards may be made to certain members of Seadrill’s management and other leading employees. The Management Incentive Plan is designed to align the interests of eligible participants with those of Seadrill’s shareholders by providing long-term incentive compensation opportunities tied to the participants’ continued services to Seadrill and the performance of Seadrill and the Seadrill Common Shares. An aggregate of 5.5% of Seadrill Common Shares are reserved for issuance for grant to our employees pursuant to awards to be made under our Management Incentive Plan in accordance with the Management Incentive Plan. To date, we have granted a total of 195,292 Time-Vested Restricted Stock Units (“TRSUs”) and 360,476 Performance Restricted Stock Units (“PRSUs”) pursuant to our Management Incentive Plan. Vested TRSUs and PRSUs will be settled and issued, at the discretion of the Seadrill Board’s Joint Nomination and Remuneration Committee, in cash or, subject to receiving the approval of shareholders of the Company, Seadrill Common Shares. The exercise of equity awards, including any share options that we may grant in the future, could have an adverse effect on the market for Seadrill Common Shares, including the price that an investor could obtain for their Shares. Investors may experience dilution in the net tangible book value of their investment upon the exercise of any share options that may be granted or issued pursuant to management or employee incentive plans in the future.

Substantial sales of or trading in Seadrill Common Shares could occur, which could cause the share price to be adversely affected.

A limited number of shareholders own a substantial portion of Seadrill Common Shares. Pursuant to the Plan, on February 22, 2022, the Company entered into the Bankruptcy Registration Rights Agreement, which, among other things, grants the Holders demand and shelf registration rights as well as piggyback registration rights, subject to the limitations set forth in the Bankruptcy Registration Rights Agreement. Pursuant to their registration rights, Holders have the right to request in writing that the Company register for resale all or part of the Registrable Securities (as defined in the Bankruptcy Registration Rights Agreement) pursuant to an effective registration statement, subject to certain conditions. Additionally, as a condition to the closing of the Merger, Seadrill has agreed to execute the Merger Registration Rights Agreement in favor of the Consenting Members, the form of which was included as an exhibit to the Merger Agreement. The Merger Registration Rights Agreement will provide for customary demand and piggyback registration rights consistent with Seadrill’s existing obligations under the Bankruptcy Registration Rights Agreement. See “Description of the Seadrill Common Shares—Bankruptcy Registration Rights Agreement” and “Description of the Seadrill Common Shares—Registration Rights Agreement Related to the Merger” for more information.

Sales of substantial amounts of Seadrill Common Shares in the public market, or the perception that such sales could occur, may adversely affect the market price of Seadrill Common Shares, making it more difficult for holders to sell their Shares at a time and price that they deem appropriate. In addition, investment firms that are party to certain put and call agreements may hedge their positions by trading Seadrill Common Shares. The sale of significant amounts of Seadrill Common Shares, substantial trading in Seadrill Common Shares, hedging activities or the perception in the market that any of these activities will occur, may adversely affect the market price of Seadrill Common Shares. Sales of Seadrill Common Shares could also impair our ability to raise capital, should we wish to do so, which may cause the Share price to decline. We cannot predict what effect, if any, future sales of Seadrill Common Shares, or the availability of Shares for future sales, will have on their market price.

We may pay little or no dividends on Seadrill Common Shares.

The payment of any future dividends to the Company’s shareholders will depend on decisions that will be made by the Board of Directors and will depend on then-existing conditions, including the Company’s operating results, financial conditions, contractual and financing restrictions, corporate law restrictions, capital agreements, the applicable laws of Bermuda and business prospects. The Company may pay little or no dividends for the foreseeable future.

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flows. Furthermore, the terms of our secured credit facilities prohibit or otherwise limit our and certain of our subsidiaries’ ability to pay dividends and distributions without consent of the requisite debt holders. For more information, see “The covenants under our secured credit facilities impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.” We suspended the payment of dividends in November 2014, and we cannot predict when, or if, dividends will be paid in the future.

U.S. tax authorities may treat us as a “passive foreign investment company” for U.S. federal income tax purposes, which may have adverse tax consequences for U.S. shareholders.

A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For the purposes of these tests, income derived from the performance of services does not constitute “passive income.” As discussed further below, U.S. shareholders of a PFIC are subject to certain adverse U.S. federal income tax consequences including a disadvantageous U.S. federal income tax regime with respect to distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we intend to take the position that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. Our position is based on valuations and projections regarding our assets and income. While we believe these valuations and projections to be accurate, such valuations and projections may not continue to be accurate. Moreover, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, we have not sought a ruling from the United States Internal Revenue Service, or IRS, on this matter, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the nature of our operations may change in the future, and if so, we may not be able to avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (as defined herein) (which election could itself have adverse consequences for such shareholders, as further discussed under Item 10— “Additional Information—E. Taxation” of our Annual Report on Form 20-F for the year ended December 31, 2021), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of Seadrill Common Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of Seadrill Common Shares. In the event that our shareholders face adverse U.S. federal income tax consequences as a result of investing in Seadrill Common Shares, this could adversely affect our ability to raise additional capital through the equity markets. See Item 10— “Additional Information—E. Taxation” of our Annual Report on Form 20-F for the year ended December 31, 2021 for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Investors are encouraged to consult their own tax advisers concerning the overall tax consequences of the ownership and disposition of Seadrill Common Shares arising in an investor’s particular situation under U.S. federal, state, local or foreign law.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are incorporated under the laws of Bermuda, and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process on these individuals in the United States or to enforce in the United States judgments obtained in U.S. courts against us or our directors and officers based on the civil liability provisions of applicable U.S. securities laws.

In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. securities laws or (2) would enforce, in original actions, liabilities against us based on those laws.

Our Bye-Laws limit shareholders’ ability to bring legal action against our officers and directors.

Our Bye-Laws contain a broad waiver by the shareholders of any claim or right of action, both individually and on behalf of the Company, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We are permitted to follow certain home country practices in relation to our corporate governance instead of certain NYSE rules, which may afford you less protection.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to our corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As an issuer whose shares are listed on the NYSE, we are subject to corporate governance listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Bermuda, which is our home country, may differ significantly from NYSE corporate governance listing standards. We follow certain home country practices instead of the relevant NYSE rules. Therefore, our shareholders may be afforded less protection than they otherwise would have under NYSE corporate governance listing standards applicable to U.S. domestic issuers.

Investors with Shares registered in a nominee account will need to exercise voting rights through their nominee.

Beneficial owners of Shares that are registered in a nominee account (such as through brokers, dealers or other third parties) with the Depository Trust Company (“DTC”) or the Norwegian Central Securities Depository (“VPS”) will not be able to exercise voting rights directly, and they will need to receive the voting materials and provide instructions through their nominee prior to the general meetings. We can provide no assurances that beneficial owners of Seadrill Common Shares will receive the notice of a general meeting in time to instruct their nominees accordingly or otherwise vote their Shares in the manner desired by such beneficial owners.

General Risk Factors

We may recognize impairments on long-lived assets, including goodwill and other intangible assets, or recognize impairments on our equity method investments.

We regularly evaluate the value of our property and equipment, primarily our drilling rigs. If we determine that a drilling unit’s book value is not recoverable over its remaining asset life, we would be required to record an impairment charge resulting in a loss being recorded in our financial statements. Impairments can have a significant negative impact on our financial statements and our overall financial performance.

We may face financial losses in the future due to a range of factors such as a decline in demand for offshore drilling rigs. The offshore drilling industry has historically been cyclical, and we have experienced periods where rigs have been idle or underused for long periods where there has been a surplus of available drilling rigs. Additionally, during such periods, we have been required to reduce dayrates to remain competitive. Future decreases in demand for our units, or other adverse events, could lead to impairment charges.

For example, before our emergence from Chapter 11, Seadrill’s predecessor entity recorded impairment charges against its drilling units of $152 million in the year ended December 31, 2021, and $4,087 million in the year ended December 31, 2020. Seadrill’s predecessor entity also recorded impairment charges against intangible assets of $21 million in the year ended December 31, 2020. Similar events in the future may impact our future financial performance and results.

Interest rate fluctuations could affect our earnings and cash flows.

In order to finance our growth, we have incurred significant amounts of debt. Our secured credit facilities have floating interest rates. As such, significant movements in interest rates, including the recent rise in interest rates, could have an adverse effect on our earnings and cash flows to the extent interest becomes payable. To manage our exposure to interest rate fluctuations through interest rate swaps on May 11, 2018 we entered into an agreement, that runs until June 15, 2023, to hedge part of our interest rate risk, through the purchase of an interest rate cap. Please see Item 11— “Quantitative and qualitative disclosures about market risk” of our audited financial statements included in this prospectus for further details of our use of derivatives to mitigate exposures to interest rate risk.

If we are unable to effectively manage our interest rate exposure through interest rate derivatives in the future, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.

The transition away from LIBOR may adversely affect our cost to obtain financing and cause our debt service obligations to increase significantly.

Certain of our agreements use the London Interbank Offered Rate (“LIBOR”) as a “benchmark” or “reference rate” for establishing various terms. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, stopped publishing one-week and two-month U.S. Dollar (“USD”) LIBOR rates after 2021, with remaining USD LIBOR rates ceasing to be published after June 30, 2023. In the United States, the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has proposed the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements backed by U.S. Treasury securities, as an alternative to LIBOR. These reforms and other pressures may cause LIBOR to disappear entirely or to perform differently than in the past.

There is no guarantee that a transition from LIBOR to an alternative reference rate will not result in financial market disruptions or significant increases in benchmark rates or financing costs to borrowers. Uncertainty as to the nature of such phase out and selection of an alternative reference rate, together with potential disruption in the financial markets, could increase the cost of our variable rate indebtedness.

Fluctuations in exchange rates and the non-convertibility of currencies could result in losses to us.

As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Accordingly, we may experience currency exchange losses if we have not adequately hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. There is no guarantee that our future operating results will not be adversely impacted by fluctuations in currency exchange rates. We may also be unable to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenues and incur expenses in other currencies such as Norwegian krone (NOK), U.K. pounds sterling, Brazilian real and Angolan Kwanza and there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows. In addition, Brexit, or similar events in other jurisdictions, can impact global markets, which may have an adverse impact on our business and operations as a result of changes in currency, exchange rates, tariffs, treaties and other regulatory matters.

A change in tax laws in any country in which we operate could result in higher tax expense.

We conduct our operations through various subsidiaries in countries throughout the world. Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, regulations and treaties in and between the countries in which we operate, including treaties between the United States and other nations. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, regulations or treaties, including those in and involving the United States, and the OECD’s 2.0 initiative, Pillar 2, if implemented in countries that we operate in or in the interpretation thereof, or in the valuation of our deferred tax assets, which is beyond our control, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings.

The United States enacted the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”) on August 16, 2022. This law imposes, among other things, a 15% corporate alternative minimum tax on adjusted financial statement income, and a 1% excise tax on certain corporate stock repurchases occurring after December 31, 2022. While we believe these tax law changes have no immediate effect on us and are not expected to have a material adverse effect on our results of operations going forward, it is unclear how they will be implemented by the U.S. Department of Treasury and what, if any, impact they will have on our tax rate. We will continue to evaluate the impact of the Inflation Reduction Act as further information becomes available.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher taxes on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

Our tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain Double Tax Treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our taxes on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. For additional information on tax assessments and claims issued, refer to Note 12— “Taxation” to our audited financial statements included in this prospectus.

Legislation enacted in Bermuda as to Economic Substance may affect our operations

Pursuant to the Economic Substance Act 2018 (as amended) and related regulations (the “ESA”), which came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ESA must comply with economic substance requirements. The ESA may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. An in-scope Bermuda entity that carries on a relevant activity is obliged under the ESA to file a declaration with the Bermuda Registrar of Companies on an annual basis containing certain information. The ESA could affect the manner in which we (or any of our Bermuda subsidiaries) operate our business, which could adversely affect our business, financial condition and operating results. If we were required to satisfy economic substance requirements in Bermuda but failed to do so, we could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda.

We may be subject to litigation, arbitration, other proceedings and regulatory investigations that could have an adverse effect on us.

We are currently involved in various litigation and arbitration matters, and we anticipate that we will be involved in dispute matters from time to time in the future. The operating and other hazards inherent in our business expose us to disputes, including personal injury disputes, worker health and safety matters, environmental and climate change litigation, contractual disputes with customers or lessors of rigs that we have leased, or may in the future lease, such as the West Linus and West Hercules rigs, intellectual property and patent disputes, tax or securities disputes, regulatory investigations and maritime lawsuits, including the possible arrest of our drilling units. We cannot predict, with certainty, the outcome or effect of any claim or other dispute matters, or a combination of these. If we are involved in any future disputes, or if our positions concerning current disputes are found to be incorrect, there may be an adverse effect on our business, financial position, operating results and available cash, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits or proceedings, and the diversion of management’s attention to these matters. For additional information on litigation matters that we are currently involved in, please see Item 8— “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” of our Annual Report on Form 20-F for the year ended December 31, 2021.

If we fail to comply with requirements relating to internal control over financial reporting our business could be harmed and the price of Seadrill Common Shares could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require that we assess our internal control over financial reporting annually. The rules governing the standards that must be met for management to assess its internal control over financial reporting are complex. They require significant documentation, testing, and possible remediation of any significant deficiencies in and / or material weaknesses of internal controls in order to meet the detailed standards under these rules. Although we have evaluated our internal control over financial reporting as effective as of December 31, 2021, in future fiscal years, we may encounter unanticipated delays or problems in assessing our internal control over financial reporting as effective or in completing our assessments by the required dates, which could lead to a decline in the price of Shares, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control over financial reporting and disclosure control systems and procedures. Further, if lenders and other debt financing sources lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to secure replacement or additional financing, or amendments to our existing secured credit facilities, on terms acceptable to us or at all.

As a non-accelerated filer, we were previously not required to have our independent registered public accountants audit our internal controls over financial reporting. As such, we cannot assure you that our independent registered public accountants will attest that internal control over financial reporting is effective in future fiscal years.

We were previously exempt from the auditor attestation on internal controls over financial reporting under the Sarbanes-Oxley Act as we were a non-accelerated filer when we filed our Annual Report on Form 20-F for the year ended December 31, 2021. However, based on our market capitalization as of June 30, 2022, we have determined that we are no longer a non-accelerated filer. As such, our external auditors will be required to provide an attestation over the effectiveness of our internal control over financial reporting in our next annual report for the year ended December 31, 2022.

We cannot guarantee at this time that our external auditors will attest that our internal control over financial reporting is effective. This lack of an attestation may cause investors to lose confidence in our reported financial information, which could lead to a decline in the price of Seadrill Common Shares, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control over financial reporting and disclosure control and procedures. Additionally, if lenders and other debt financing sources lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to secure replacement or additional financing, or amendments to our existing secured credit facilities, on terms acceptable to us or at all.

Data protection and regulations related to privacy, data protection and information security could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, which could materially and adversely affect our operating results, as well as have an impact on our reputation.

We are subject to regulations related to privacy, data protection and information security in the jurisdictions in which we do business. As privacy, data protection and information security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place.

In recent years, there has been increasing regulatory enforcement and litigation activity in the areas of privacy, data protection and information security in the U.S. and in various countries in which we operate. In addition, legislators and/or regulators in the U.S., the U.K., the EU and other jurisdictions in which we operate are increasingly adopting or revising privacy, data protection and information security laws that could create compliance uncertainty and could increase our costs or require us to change our business practices in a manner adverse to our business. For example, the EU and U.S. Privacy Shield framework was designed to serve as an appropriate safeguard in relation to international transfers of personal data from the EEA to the U.S. However, this self-certification faces a number of legal challenges and is subject to annual review. This has resulted in some uncertainty and obligations to look at other appropriate safeguards to protect the security and confidentiality of personal data in the context of cross-border data transfers. Moreover, compliance with current or future privacy, data protection and information security laws could significantly impact our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of consumer and/or employee information, and some of our current or planned business activities. Our failure to comply with privacy, data protection and information security laws could result in fines, sanctions or other penalties, which could materially and adversely affect our operating results and overall business, as well as have an impact on our reputation. For example, the General Data Protection Regulations (EU) 2016/679 (the “GDPR”), as supplemented by any national laws (such as in the U.K., the Data Protection Act 2018) and further implemented through binding guidance from the European Data Protection Board, came into effect on May 25, 2018. The GDPR expanded the scope of the EU data protection law to all foreign companies processing personal data of EEA individuals and imposed a stricter data protection compliance regime, including the introduction of administrative fines for non-compliance up to 4% of global total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the breach, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 GDPR and the reputational damages that our business may be facing as a result of any personal data breach or violation of the GDPR.

Risks Relating to Aquadrill

The success and growth of Aquadrill’s business depends on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition and volatility.

Aquadrill’s business depends on the level of oil and gas exploration, development and production in offshore areas worldwide that is influenced by oil and gas prices and market expectations of potential changes in these prices.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond Aquadrill’s control, including, but not limited to, the following:

•	worldwide production of, and demand for, oil and gas and geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices and production;

•	advances in exploration, development and production technology;

•	the ability or willingness of OPEC, and other non-member nations, including Russia, to set and maintain levels of production and pricing;

•	the decision of OPEC or other non-member nations to abandon production quotas and/or member-country quota compliance within OPEC agreements;

•	the level of production in non-OPEC countries;

•	international sanctions on oil-producing countries, or the lifting of such sanctions;

•	export licensing requirements impacting the ability to export equipment to or from certain countries;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	merger, acquisition and divestiture activity among oil and gas producers;

•	the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;

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worldwide economic and financial problems, including, for example, inflationary pressures and supply chain disruptions, fears of recession and the corresponding decline in the demand for oil and gas and, consequently, Aquadrill’s services;

•	the occurrence or threat of epidemic or pandemic diseases, such as COVID-19, or any governmental response to such occurrence or threat;

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the policies of various governments regarding exploration and development of their oil and gas reserves, accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

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the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, Eastern Europe or other geographic areas or acts of terrorism in the United States, Europe or elsewhere, including, for example, the ongoing conflict between Russia and Ukraine.

Decreases in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have in the past been shown to negatively affect Aquadrill and could negatively affect its future performance. As an example of the volatility in oil prices, Brent fell to $9 per barrel in April 2020 before a recovery in oil and gas prices toward the end of 2020—early 2021 and continuing through part of 2022, during which time Brent rose above $120 per barrel, and fell to $82 per barrel as of December 30, 2022. However, there is no guarantee that the oil and gas price recovery will be sustained. Prices can continue to fluctuate and there may be longer periods of lower prices.

The supply of rigs in the market has, as a result of longer periods of significant fluctuations in oil and gas prices, continued to outweigh the demand. This trend may continue, and therefore have a damping effect on utilization levels and dayrates across all segments in 2023.

Continued periods of low demand can cause excess rig supply and intensify competition in Aquadrill’s industry, which often results in drilling rigs, particularly older and less technologically advanced drilling rigs, being idle for long periods of time. Aquadrill cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry with any degree of certainty. Any future decrease in exploration, development or production expenditures by oil and gas companies could further reduce Aquadrill’s bareboat charter revenues and materially harm its business.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, which could reduce demand for Aquadrill’s services and adversely affect its business, including:

•	the availability and quality of competing offshore drilling units;

•	rising interest rates and the availability of debt financing on reasonable terms;

•	the level of costs for associated offshore oilfield and construction services;

•	the availability of personnel for offshore drilling units;

•	oil and gas transportation costs;

•	the level of rig operating costs, including crew and maintenance;

•	the discovery of new oil and gas reserves;

•	the political and military environment of oil and gas reserve jurisdictions;

•	regulatory restrictions on offshore drilling;

•	inflationary pressures and resulting fears of recession; and

•	supply chain disruptions.

The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in many of the markets Aquadrill serves, as well as numerous small companies that compete with it on a local basis. In the past several years, the pace of consolidation in Aquadrill’s industry has increased, and may continue to increase, leading to the creation of a number of larger competitors that may have greater financial or operational resources than Aquadrill does. As a result, these competitors may be able to devote more resources to their efforts to secure new drilling contracts. Moreover, certain of Aquadrill’s competitors have recently emerged from bankruptcy proceedings or have undertaken debt refinancing transactions, management changes or other strategic initiatives in an attempt to reduce operating costs to maintain their competitive position in the market, which could result in stronger or healthier balance sheets and, in turn, an improved ability to compete with Aquadrill.

Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, the condition and integrity of equipment, the rig’s and/or the drilling contractor’s record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. Aquadrill’s operations may be adversely affected if its current competitors or new market entrants introduce new drilling rigs with better features, performance, prices or other characteristics compared to its drilling rigs, or expand into service areas where it operates.

Competitive pressures and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on Aquadrill’s results of operations and financial condition.

Historical downturns in activity in the oil and gas drilling industry have had an adverse impact on Aquadrill’s business and operating results, and any future downturns or volatile market conditions are likely to adversely impact its business and operating results.

The oil and gas drilling industry is cyclical. Although the industry has recovered some from its pandemic low in 2020, the extent and duration of this recovery is uncertain.

Aquadrill depends on other offshore drilling contractors, including the MSA Managers, to maintain, market and operate Aquadrill’s vessels pursuant to the MSAs. If Aquadrill’s MSA Managers are unable to secure contracts for Aquadrill’s drilling units upon the expiration of their existing contracts, Aquadrill may idle or stack its units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items.

As of September 30, 2022, Aquadrill had one “warm stacked” unit, which means the rig is kept operational and ready for redeployment, and maintains most of the MSA Manager’s crew, and two “cold stacked” units, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the MSA Manager’s crew is reassigned to an active rig or dismissed. Without new drilling contracts, bareboat charters or additional financing being available when needed or available only on unfavorable terms, Aquadrill will be unable to meet its obligations as they come due or it may be unable to enhance its existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

During volatile market conditions or expected downturns, the MSA Managers or their customers may also seek to cancel or renegotiate their contracts for various reasons, including adverse conditions, resulting in lower dayrates or bareboat charter revenues. Aquadrill’s MSA Managers’ inability, or the inability of their customers, to perform under their contractual obligations may have a material adverse effect on Aquadrill’s financial position, results of operations and cash flows.

From time to time, Aquadrill is approached by potential buyers for the outright purchase of some of its drilling units, businesses or other fixed assets. Aquadrill may determine that such a sale would be in its best interests and agree to sell certain drilling units or other assets. Such a sale could have an impact on net income, and Aquadrill may recognize a gain or loss on disposal depending on whether the fair value of the consideration received is higher or lower than the carrying value of the asset.

Although the market for offshore drilling units appears to be in recovery, the nature or extent of this recovery is unknown. There can be no assurance that demand for drilling rigs will not decline in future periods. Any decline in demand for drilling rigs would adversely affect Aquadrill’s financial position, operating results and cash flows.

The MSA Managers or their customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.

The MSA Managers or some of their customers may seek to terminate their agreements. Some of Aquadrill’s MSA Managers’ customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee, which the MSA Managers are required to pay over to Aquadrill. While this early termination fee is intended to compensate Aquadrill for lost revenues (less operating expenses) for the remaining contract period, in some cases, such payments may not fully compensate Aquadrill for the loss of the drilling contract.

Under certain circumstances Aquadrill’s MSA Managers’ contracts may permit customers to terminate contracts early without the payment of any termination fees, as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond its control. In addition, national oil company customers may have special termination rights by law. During periods of challenging market conditions, Aquadrill may be subject to an increased risk of its MSA Managers’ customers seeking to repudiate their contracts, including through claims of non-performance.

The MSA Managers or their customers may seek to renegotiate their contracts using various techniques, including threatening breaches of contract and applying commercial pressure, resulting in lower dayrates, increased reimbursement or indemnity obligations, decreased revenues for Aquadrill or the cancellation of contracts with or without any applicable early termination payments.

Reduced dayrates in Aquadrill’s MSA Managers’ customer contracts or revenues under bareboat charters and cancellation of drilling contracts (with or without early termination payments), MSAs or bareboat charters may adversely affect Aquadrill’s performance and lead to reduced revenues from operations.

Aquadrill’s contract backlog for its fleet of drilling units may not be realized.

As of September 30, 2022, Aquadrill’s contract backlog was approximately $382.2 million.

The contract backlog described herein is only an estimate and is based on the gross revenues to be billed to the ultimate third-party customer by Aquadrill’s MSA Managers. The actual amount of revenues earned and the actual periods during which revenues are earned may be different from the contract backlog projections due to various factors, including bareboat charter agreements with Aquadrill’s MSA Managers that are accounted for as leases, shipyard and maintenance projects, downtime and other events within or beyond Aquadrill’s control. In addition, Aquadrill, the MSA Managers or the MSA Managers’ customers may seek to cancel or renegotiate their contracts for various reasons, including adverse conditions, resulting in lower dayrates, increased reimbursement or indemnity obligations or decreased revenues for Aquadrill.

Aquadrill’s inability, or the inability of its MSA Managers’ customers, to perform under their contractual obligations may have a material adverse effect on its financial position, results of operations and cash flows.

Aquadrill’s MSA Managers may not be able to renew or obtain new and favorable contracts for Aquadrill’s drilling units whose contracts have expired or been terminated.

During the previous period of high utilization and high dayrates, which Aquadrill believes ended in early 2014, industry participants ordered the construction of new drilling units, which resulted in an over-supply and caused, in conjunction with deteriorating industry conditions, a subsequent decline in utilization and dayrates when the new drilling units entered the market. A relatively large number of the drilling units currently under construction have not been contracted for future work, and a number of units in the existing worldwide fleet are currently off-contract.

As of September 30, 2022, Aquadrill had five drilling units on contracts with MSA Managers expiring between the fourth quarter of 2022 and the first quarter of 2024. Aquadrill’s MSA Managers’ ability to renew these contracts or obtain new contracts will depend on their customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.

The over-supply of drilling units will be exacerbated by the entry of newbuild rigs into the market, many of which are without firm drilling contracts. The supply of available uncontracted units may intensify price competition as scheduled delivery dates occur and contracts terminate without renewal, reducing dayrates as the active fleet grows.

In addition, as Aquadrill’s fleet of drilling units becomes older, any competitive advantage of having a modern fleet may be reduced to the extent that Aquadrill is unable to acquire newer units or enter into newbuilding contracts as a result of financial constraints. For as long as there is an oversupply of drilling rigs, it may be more difficult for older rigs to secure extensions or new contract awards.

If Aquadrill’s MSA Managers are unable to secure contracts for Aquadrill’s drilling units, Aquadrill may idle or stack its units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As indicated above, as of September 30, 2022, Aquadrill had one “warm stacked” unit, which means the rig is kept operational and ready for redeployment, and the MSA Manager maintains most of its crew, and two “cold stacked” units, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the MSA Manager’s crew is reassigned to an active rig or dismissed.

If Aquadrill’s MSA Managers are not able to obtain new contracts in direct continuation of existing contracts, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contract terms, Aquadrill’s bareboat charter revenues and profitability could be adversely affected. Aquadrill may also be required to accept more risk in areas other than price for its MSA Managers to secure a contract and it may be unable to push this risk to other parties or be unable or unwilling at competitive prices to insure against this risk, which will mean the risk will have to be managed by applying other controls. This could lead to Aquadrill being unable to meet its liabilities in the event of a catastrophic event on one of its rigs.

The market value of Aquadrill’s drilling units may further decrease.

If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of Aquadrill’s drilling units may decline. The fair market value of the drilling units that Aquadrill currently owns, or may acquire in the future, may increase or decrease depending on a number of factors, including:

•	the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	the types, sizes and ages of drilling units;

•	the supply and demand for drilling units;

•	the costs of newbuild drilling units;

•	the prevailing level of drilling services contract dayrates;

•	governmental or other regulations; and

•	technological advances.

If drilling unit values fall significantly, Aquadrill may have to record an impairment adjustment in its financial statements, which could adversely affect its financial results and condition.

Aquadrill’s business and operations involve numerous operating hazards, and in the current market it or its MSA Managers are increasingly required to take additional contractual risk in customer contracts, which may not be adequately covered by insurance.

Aquadrill’s operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, cratering, fires, explosions and pollution. Contract drilling and well servicing requires the use of heavy equipment and exposure to hazardous conditions, which may subject Aquadrill or its MSA Managers to liability claims by employees, customers and/or third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental or natural resource damage, claims by third parties or customers, investigations and other proceedings by regulatory authorities which may involve fines and other sanctions and/or suspension of operations. Aquadrill’s offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather (which may be more acute in certain areas where Aquadrill operates) and marine life infestations. Operations may also be suspended because of machinery breakdowns, adverse weather conditions, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. Aquadrill’s MSA Managers customarily provide contract indemnity to their customers for claims relating to damage to or loss of Aquadrill’s equipment, including rigs, and claims relating to personal injury or loss of life of their personnel (for which Aquadrill in most circumstances is ultimately responsible).

Damage to the environment or natural resources could also result from Aquadrill’s or the MSA Managers’ operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. Aquadrill or the MSA Managers may also be subject to property, environmental, natural resource, personal injury, and other legal claims and/or injunctions by private parties, including oil and gas companies, as well as administrative, civil, and/or criminal penalties or injunctions by government authorities.

Aquadrill’s or the MSA Managers’ insurance policies and contractual rights to indemnity may not adequately cover losses, and they do not have insurance coverage or rights to indemnity for all risks, and in some circumstances, the MSA Managers may be entitled to indemnification or reimbursement from Aquadrill, or from customers under circumstances where such amounts are not passed on to Aquadrill. Consistent with standard industry practice, Aquadrill’s MSA Managers’ customers generally assume, and indemnify against certain risks, for example, well control and subsurface risks under dayrate contracts, and the MSA Manager generally assumes, and indemnifies against, above surface risks (including spills and other events occurring on its rigs, for which Aquadrill in most circumstances is ultimately responsible). Subsurface risks indemnified by customers generally include risks associated with the loss of control of a well, such as blowout or cratering or uncontrolled well flow, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurances that these customers and the MSA Managers will be willing or financially able to indemnify the MSA Managers or Aquadrill, respectively, against all risks for which they are responsible. The terms of Aquadrill’s MSA Managers’ drilling contracts and related bareboat charters vary based on negotiation, applicable local laws and regulations and other factors, and in some cases, customers or the MSA Managers may seek to cap indemnities or narrow the scope of their coverage, reducing the MSA Managers’ or Aquadrill’s level of contractual protection and in turn exposing Aquadrill to additional risks against which it may not be adequately insured. In addition, even if an MSA Manager receives or is entitled to indemnification or reimbursement from a customer, there may be circumstances where the MSA Manager is not required to indemnify or reimburse Aquadrill.

In addition, a court, arbitrator, or other dispute resolution body may decide that certain indemnities or other terms in Aquadrill’s or its MSA Managers’ current or future contracts are not enforceable. Further, pollution and environmental risks generally are not totally insurable. If a significant accident or other event occurs that is not fully covered by the MSA Managers’ insurance or an enforceable or recoverable indemnity from an MSA Manager customer or an MSA Manager, the occurrence could adversely affect Aquadrill’s performance.

The amount recoverable, if any, under insurance may also be less than the related impact on enterprise value after a loss or not cover all potential consequences of an incident and include annual aggregate policy limits. As a result, Aquadrill retains the risk through self-insurance for any losses in excess of these limits. Any such lack of reimbursement or losses in excess of such limits may cause Aquadrill to incur substantial costs.

Aquadrill could decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material, which are not covered by third-party insurance contracts.

No assurance can be made that Aquadrill will be able to maintain adequate insurance in the future at rates that it considers reasonable, or that it will be able to obtain insurance against certain risks.

Aquadrill relies on a small number of customers and Aquadrill’s operating results could be materially adversely affected if any of those major customers fail to compensate the MSA Managers for their services, if an MSA Manager loses a significant customer contract, or if an MSA Manager fails to compensate Aquadrill under its agreements with the MSA Manager.

Aquadrill is subject to the risks associated with having a limited number of MSA Managers and ultimate customers. Aquadrill currently derives the majority of its revenues and cash flow from a small number of MSAs and customers of its MSA Managers. For the nine-month period ended September 30, 2022, Equinor, BP, Premier/Repsol and PTTEP accounted for 30%, 27%, 22% and 21% of Aquadrill’s total revenues from Aquadrill’s MSA Managers, respectively. In addition, mergers and acquisitions, or other forms of consolidation among oil and gas exploration and production companies will further reduce the number of MSA Managers and available customers, which would increase the ability of MSA Managers and potential customers to achieve pricing terms favorable to them. Aquadrill’s results of operations could be materially adversely affected if any of the MSA Managers or their major customers fail to compensate Aquadrill or the MSA Managers, respectively, or cancel or re-negotiate its contracts.

Aquadrill is subject to risk of loss resulting from non-payment or non-performance by the MSA Managers or their customers and certain other third parties (including third parties providing services under various services agreements). Some of these customers and other parties may be highly leveraged and subject to their own operating and regulatory risks. If any MSA Manager or any key customers or other parties default on their obligations to Aquadrill or Aquadrill’s MSA Managers, Aquadrill will bear the ultimate loss, and its financial results and condition could be adversely affected. Any material non-payment or non-performance by these entities, other key customers or certain other third parties could adversely affect Aquadrill’s financial position, results of operations and cash flows.

Some of Aquadrill’s MSA Managers’ drilling contracts contain fixed terms and dayrates, and consequently Aquadrill may not fully recoup its costs in the event of a rise in expenses, including reactivation, operating and maintenance costs.

Aquadrill’s MSA Managers incur operating costs for units contracted through bareboat charter agreements. These costs are generally related to the number of units in operation and the cost level in each country or region where the units are located, and Aquadrill is obligated to reimburse its MSA Managers for the costs they incur.

A significant portion of these operating costs may be fixed over the short term. Some of Aquadrill’s MSA Managers’ contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from term contracts, Aquadrill’s MSA Managers seek to include escalation provisions in any long-term contracts, and these increases will pass to the benefit of Aquadrill through the bareboat charter agreements, less any variable fees paid to the MSA Managers. There can be no assurance that Aquadrill or its MSA Managers will be successful in including these provisions in long-term contracts in the future. These provisions allow Aquadrill’s MSA Managers to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices, or relate to the indices at all. Furthermore, certain indices are updated semiannually, and therefore may be outdated at the time of adjustment. The adjustments are typically performed on a semi-annual or annual basis. For these reasons, the timing and amount received as a result of such adjustments may differ from Aquadrill’s actual reimbursement obligations for the MSA Managers’ cost increases, which could adversely affect Aquadrill’s financial performance. Some of Aquadrill’s MSA Managers’ long-term contracts contain rate adjustment provisions based on market dayrate fluctuations rather than cost increases. In such contracts, the dayrate could be adjusted lower during a period when costs of operation rise, which could adversely affect Aquadrill’s financial performance. Shorter-term contracts normally do not contain escalation provisions. In addition, Aquadrill’s MSA Managers’ contracts typically contain provisions for either fixed or dayrate compensation during mobilization. These rates may not fully cover Aquadrill’s MSA Managers’ costs of mobilization that Aquadrill is obligated to reimburse, and mobilization may be delayed, increasing Aquadrill’s costs, without additional compensation from the customer that would pass to the benefit of Aquadrill, for reasons beyond the MSA Managers’ control.

In connection with new assignments, Aquadrill or its MSA Managers might incur expenses relating to preparation for operations under a new contract. Expenses may vary based on a number of factors including the scope and length of such required preparations, whether the relevant unit is idle or stacked and reactivation is required and the duration of the contractual period over which such expenditures are amortized.

Equipment maintenance costs fluctuate depending upon the type of activity that the unit is performing and the age and condition of the equipment, as well as the applicable environmental, safety and maritime regulations and standards. The MSA Managers’ operating expenses and maintenance costs for which Aquadrill is responsible depend on a variety of factors, including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond the MSA Managers’ control.

In situations where Aquadrill’s drilling units incur idle time between assignments, the opportunity to reduce the size of its MSA Managers’ crews on those drilling units is limited, as the crews will be engaged in preparing the unit for its next contract. When a unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period, and Aquadrill is obligated to reimburse its MSA Managers for these costs. Should units be idle for a longer period, Aquadrill will seek to have their MSA Managers redeploy crew members, who are not required to maintain the drilling unit, to active rigs, to the extent possible. However, there can be no assurance that Aquadrill’s MSA Managers will be successful in reducing these costs in such cases.

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services. This could adversely affect Aquadrill’s revenue from operations through its bareboat charter agreements.

Inflation has adversely affected, and may in the future adversely affect, Aquadrill’s operating results.

Inflationary factors such as increases in labor costs, material costs and overhead costs incurred by the MSA Managers that Aquadrill is obligated to reimburse have adversely affected, and may in the future adversely affect, Aquadrill’s operating results. Inflationary pressures may also increase other costs to operate or reactivate

Aquadrill’s drilling rigs. Aquadrill’s MSA Managers’ contracts for Aquadrill’s drilling rigs generally provide for the payment of an agreed dayrate per rig operating day. As a result, Aquadrill may not be able to fully recover increased costs due to inflation from its customers. Continuing or worsening inflation could significantly increase Aquadrill’s operating expenses and capital expenditures, which could in turn have a material adverse effect on its business, financial condition, results of operations or cash flows.

Aquadrill’s MSA Managers rely on third-party suppliers and subcontractors to provide or maintain parts, crew and equipment, as applicable, for projects on Aquadrill-managed rigs and operations may be adversely affected by the sub-standard performance or non-performance of those suppliers or third-party subcontractors due to production disruptions, quality and sourcing issues, labor availability, price increases or consolidation of suppliers and sub-contractors as well as equipment breakdowns.

Aquadrill’s reliance on its MSA Managers’ third-party suppliers, manufacturers and service providers to secure equipment and crew used in its drilling operations exposes it to volatility in the quality, price and availability of such items. Certain specialized parts, crew and equipment used in the operation of its units may be available only from a single or a small number of suppliers. A disruption in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases, defects or quality-control issues, recalls or other decrease in the availability or servicing of parts, labor and equipment could adversely affect Aquadrill’s MSA Managers’ ability to meet their commitments towards the MSA Managers’ customers, adversely impact operations and bareboat charter revenues by resulting in uncompensated downtime, reduced day rates under the relevant MSA Manager’s drilling contracts, cancellation or termination of contracts, or increased operating costs. In addition, consolidation of suppliers may limit its ability to obtain supplies and services when needed at an acceptable cost or at all.

Equipment deficiencies or breakdowns, whether due to faulty parts, quality control issues or inadequate installation, may result in increased maintenance costs and could adversely affect Aquadrill’s MSA Managers’ operations and Aquadrill’s bareboat charter revenues by resulting in rig downtime or suspension of operations. Such issues could have a negative effect on its business, financial condition, and results of operations.

Aquadrill’s MSA Managers engage third-party subcontractors to perform some parts of projects for Aquadrill’s units and in respect of new business models a majority of the services under a project may be subcontracted to third-party subcontractors. Subcontractors are used to perform certain services and to provide certain input in areas where Aquadrill’s MSA Managers do not have requisite expertise. The subcontracting of work exposes Aquadrill to risks associated with planning interface non-performance, delayed performance or substandard performance by its MSA Managers’ subcontractors. Any inability to hire qualified subcontractors could hinder successful completion of a project. Further, Aquadrill’s MSA Managers’ employees may not have the requisite skills to be able to monitor or control the performance of these subcontractors. Aquadrill may be responsible for losses on contracts if the amounts its MSA Managers are required to pay for subcontractor services exceed original estimates. Remedial or mitigating actions, such as requiring contractual obligations on subcontractors that are similar to those that Aquadrill’s MSA Managers have with their customers, and requesting parent guarantees to cover nonperformance by subcontractors, may not be available or sufficient to mitigate the risks associated with subcontractors. Such issues could have a negative effect on Aquadrill’s business, financial condition, and results of operations.

Further, due to an increasing number of companies in the oil and gas drilling industry entering into Chapter 11 proceedings, or similar bankruptcy proceedings, there have been continued challenges with suppliers. Some suppliers have refused to support drilling companies due to the financial impact that multiple drilling companies have encountered with the Chapter 11 process. Drilling companies have faced suppliers reluctant to enter into agreements, more upfront demand for payment, increased costs as suppliers look to recover losses that they have incurred during past few years and their sub-tier suppliers seeing raw material cost escalations that are being passed up through the supply chain. There has been lower stocking and inventory levels with Aquadrill’s MSA

Managers’ core suppliers due to market uncertainty over the past 18 months, and many companies, having made lay-offs during the pandemic, are now short staffed and struggling to fill those positions with experienced workers.

Supplier capacity constraints or shortages in parts or equipment, supplier production disruptions, supplier quality and sourcing issues or price increases could increase Aquadrill’s obligations to reimburse its MSA Managers’ operating costs, decrease its bareboat charter revenues and adversely impact its operations.

Aquadrill’s MSA Managers’ reliance on third-party suppliers, manufacturers and service providers to secure equipment used in its drilling operations exposes Aquadrill to volatility in the quality, price and availability of such items. Certain specialized parts and equipment Aquadrill’s MSA Managers use in their operations may be available only from a single or small number of suppliers. During periods of reduced demand, many of these third-party suppliers reduced their inventories of parts and equipment and, in some cases, reduced their production capacity. Moreover, the global supply chain has been disrupted by the COVID-19 pandemic, resulting in shortages of, and increased pricing pressures on, among other things, certain raw materials and labor. If the market for Aquadrill’s services improves and it seeks to reactivate warm or cold stacked rigs, upgrade its working rigs or purchase additional rigs, these reductions and global supply chain constraints could make it more difficult for Aquadrill or its MSA Managers to find equipment and parts for Aquadrill’s rigs. A disruption or delay in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases (including those related to inflation and supply chain disruptions), defects or quality-control issues, recalls or other decreased availability or servicing of parts, labor and equipment could adversely affect Aquadrill’s ability to reactivate rigs, upgrade working rigs, purchase additional rigs or meet Aquadrill or its MSA Managers’ commitments to customers on a timely basis, adversely impact its MSA Managers’ operations and revenues by resulting in uncompensated downtime, reduced dayrates, the incurrence of liquidated damages or other penalties or the cancellation or termination of contracts, or increase operating costs which will reduce the bareboat charter revenues earned by Aquadrill.

Aquadrill or its MSA Managers may be unable to obtain, maintain, and/or renew permits necessary for its operations or experience delays in obtaining such permits including the class certifications of rigs.

The operation of Aquadrill’s drilling units is subject to certain governmental approvals, the number and prerequisites of which cannot be determined until it identifies the jurisdictions in which it will operate once contracts for the drilling units are secured. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on Aquadrill’s or its MSA Managers’ part. Aquadrill may not obtain such approvals or such approvals may not be obtained in a timely manner. If Aquadrill fails to timely secure the necessary approvals or permits for its units, its MSA Managers’ customers may have the right to terminate or seek to renegotiate their drilling contracts to Aquadrill’s detriment.

Every offshore drilling unit is a registered marine vessel and must be “classed” by a classification society. The classification society certifies that the drilling unit is “in-class,” signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state or coastal authority, the classification society will undertake these surveys on application or by official order, acting on behalf of the authorities concerned. Aquadrill’s drilling units are certified as being “in class” by the ABS, DNV GL and the relevant national authorities in the countries in which Aquadrill’s drilling units operate. If any drilling unit loses its flag, does not maintain its class, fails any periodic survey or special survey and/or fails to satisfy any laws of the country of operation, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable. Any such inability to carry on operations or be employed could have a material adverse impact on Aquadrill’s results of operations.

Aquadrill’s drilling rig fleet is concentrated in drilling units and drillships, which leaves it vulnerable to risks related to lack of diversification.

The offshore contract drilling industry is generally divided into two broad markets: deepwater and shallow water drilling. These broad markets are generally divided into smaller sub-markets based upon various factors, including the type of drilling rig and drilling environment. The primary types of drilling rigs include jack-up rigs, semisubmersible rigs, drillships, platform rigs, barge rigs and submersible rigs. While all drilling rigs are affected by general economic and industry conditions, each type of drilling rig can be affected differently by changes in demand. For the nine months ended September 30, 2022, Aquadrill owned 8 drilling units, including 4 drillships, 1 semisubmersible rig and 3 tender rigs.

Aquadrill’s drilling rig fleet is concentrated in drilling units and drillships. If the market for drilling units and drillships should decline relative to the markets for other drilling rig types, such as jack-ups, Aquadrill’s operating results could be more adversely affected relative to its competitors with drilling fleets that are less concentrated in drilling units and drillships.

The international nature of Aquadrill’s operations involves additional risks including foreign government intervention in relevant markets.

Aquadrill operates in various regions throughout the world. As a result of its international operations, Aquadrill may be exposed to political and other uncertainties, particularly in less developed jurisdictions, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances, including, for example, the ongoing conflict between Russia and Ukraine;

•	acts of piracy, which have historically affected ocean-going vessels;

•	abduction, kidnapping and hostage situations;

•	significant governmental influence over many aspects of local economies;

•	the seizure, nationalization or expropriation of property or equipment;

•	absence of laws or uncertainty of outcome in foreign court proceedings;

•	the repudiation, nullification, modification or renegotiation of contracts;

•	lack of cooperation with Aquadrill’s due diligence or compliance practices;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, and the imposition of trade barriers;

•	U.S., European Union and other foreign sanctions or trade embargoes;

•	anti-boycott regulations;

•	compliance with various jurisdictional regulatory or financial requirements;

•	compliance with and changes in taxation, including any resulting tax disputes;

•	interacting and contracting with government-controlled organizations;

•	other forms of government regulation and economic conditions that are beyond Aquadrill’s control;

•	legal and economic systems that are not as mature or predictable as those in more developed countries, which may lead to greater uncertainty in legal and economic matters; and

•	governmental corruption.

In addition, international contract drilling operations are subject to various laws and regulations of the countries in which Aquadrill operates, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	exchange rates or exchange controls;

•	the repatriation of foreign earnings;

•	oil and gas exploration and development;

•	customs and import regulations;

•	immigration, visa and work permit regulations;

•	the taxation of offshore earnings and the earnings of expatriate personnel; and

•	the use and compensation of local employees and suppliers by foreign contractors.

Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect Aquadrill’s or its MSA Managers’ ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect Aquadrill’s or its MSA Managers’ ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject Aquadrill or its MSA Managers to criminal sanctions or civil remedies, including fines, the denial of export privileges, injunctions or seizures of assets.

Brexit occurred on January 31, 2020, consistent with the terms of the EU-UK Withdrawal Agreement, with a transition period that ended on December 31, 2020. On January 1, 2021, the U.K. left the EU Single Market and Customs Union as well as all EU policies and international agreements. As a result, the free movement of persons, goods, services and capital between the U.K. and the EU ended, and the EU and the U.K. formed two separate markets and two distinct regulatory and legal spaces. A trade agreement between the U.K. and the EU, which formally entered into force on May 1, 2021, offers U.K. and EU companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas (subject to rules of origin requirements). Uncertainty exists regarding the ultimate impact of this trade agreement, as well as the extent of possible financial, trade, regulatory and legal implications of Brexit, also in light of the U.K.’s Retained EU Law Bill, which proposes to repeal or replace all EU-derived legislation by December 31, 2023. Brexit also contributes to global political and economic uncertainty, which may cause, among other consequences, volatility in exchange rates and interest rates, and changes in regulations. Aquadrill through its MSA Managers provides contract drilling services to the international oil and gas industry and its fleet operates globally across multiple locations. Based on Aquadrill’s global operating model and the versatility and marketability of its fleet, to date Aquadrill has not seen the impact of Brexit to be significant to Aquadrill.

In addition, the offshore drilling industry is a global market requiring flexibility for rigs, depending on their technical capability, to relocate and operate in various environments, moving from one area to another. The mobilization of rigs is expensive and time-consuming and can be impacted by several factors including, but not limited to, governmental regulation and customs practices, availability of tugs and tow vessels, weather, currents, political instability, civil unrest, and military actions, such as the conflict between Russia and Ukraine, and rigs may as a result become stranded. Some jurisdictions enforce strict technical requirements on the rigs requiring substantial physical modification to the rigs before they can be utilized. Such modifications may require significant capital expenditures for which Aquadrill is responsible, and as a result, may limit the use of the rigs in those jurisdictions in the future. In addition, mobilization carries the risk of damage to the rig. Failure to mobilize a rig in accordance with the deadlines set by a specific customer contract could result in a loss of compensation, liquidated damages or the cancellation or termination of the contract and a reduction in bareboat charter revenues. In some cases, Aquadrill or its MSA Managers may not be paid for the time that a rig is out of service during mobilization. In addition, in the hope of securing future contracts, Aquadrill may choose to mobilize a rig to another geographic market without a customer contract in place. If no customer contracts are obtained, Aquadrill would be required to absorb these costs. Mobilization and relocating activities could therefore potentially materially adversely affect Aquadrill’s business, financial condition, and results of operations.

Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose Aquadrill to liability and adversely affect its operations.

Aquadrill’s business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where it operates.

Accordingly, Aquadrill is directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, from time to time, governing bodies have put in place measures, and may in the future propose and adopt measures, that materially limit or prohibit offshore drilling in certain areas. If legislative, regulatory or other governmental action is taken that restricts or prohibits offshore drilling in Aquadrill’s or its MSA Managers’ current or anticipated future areas of operation, Aquadrill could be materially and adversely affected. Given the long-term trend towards increasing regulation, Aquadrill may be required to make or reimburse the MSA Managers for significant capital expenditures or operational changes to comply with governmental laws and regulations and reimbursement obligations. It is also possible that these laws and regulations may, in the future, add significantly to Aquadrill’s operating costs or significantly limit drilling activity.

Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export, re-export and transfer (in country) of certain goods, services and technology and impose related export recordkeeping and reporting obligations. The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting Aquadrill’s or its MSA Managers’ operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside Aquadrill’s or its MSA Managers’ control and some of which may result from the failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, the seizure of shipments and the loss of import and export privileges.

New laws or other governmental actions that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or to the offshore drilling industry, in particular, could adversely affect Aquadrill’s performance.

The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on Aquadrill’s business, results of operations or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.

Aquadrill is subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Aquadrill’s and its MSA Managers’ operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which Aquadrill’s drilling units operate or are registered, which can significantly affect the ownership and operation of its drilling units. These requirements include, but are not limited to the conventions under the auspices of the IMO, MARPOL, including the CLC, the Bunker Convention, SOLAS, the ISM Code, the BWM Convention, EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, the OPA, requirements of the USCG, the EPA, CERCLA, MTSA, OCSLA, and certain regulations of the EU. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful life of Aquadrill’s drilling units. These costs could have a material adverse effect on Aquadrill’s business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of its or the MSA Managers’ operations. Because such conventions, laws and regulations are often revised, Aquadrill cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of its rigs. Additional conventions, laws and regulations may be adopted which could limit Aquadrill’s or its MSA Managers’ ability to do business or increase the cost of its doing business and which may materially adversely affect Aquadrill’s operations.

Certain environmental laws impose strict, joint and several liability for the remediation of and damages attributable to spills and releases of oil and hazardous substances, which could subject Aquadrill or its MSA Managers to liability without regard to whether it was negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill for which Aquadrill or its MSA Managers are deemed a responsible party could result in Aquadrill incurring or being responsible for significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on its business, financial condition, results of operations and cash flows. Further increased regulation of the shipping industry or modifications to statutory liability schemes could expose Aquadrill to further potential financial risk in the event of any such oil or chemical spill.

Aquadrill or the MSA Managers and, in certain circumstances, the MSA Managers’ customers, are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to their operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although Aquadrill or its MSA Managers have arranged insurance to cover certain environmental risks, such insurance is subject to exclusions and other limits, and there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on Aquadrill’s business, results of operations, cash flows and financial condition. Moreover, the insurance coverage Aquadrill or its MSA Managers currently hold may not be available in the future, or they may not obtain certain insurance coverage. Furthermore, insurance costs may increase in the event of ongoing patterns of adverse changes in weather or climate. Even if insurance is available and Aquadrill or its MSA Managers have obtained the coverage, it may not be adequate to cover its liabilities, may not be available on satisfactory terms and/or subject to high premiums, or its insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on Aquadrill’s business, results of operations and financial condition.

Aquadrill’s drilling units could cause the release of oil or hazardous substances. Any releases may be large in quantity, above its permitted limits or occur in protected or sensitive areas where environmental groups or governmental authorities have heightened or special interests. Any releases of oil or hazardous substances could result in fines and other costs to Aquadrill or for which Aquadrill is obligated to reimburse its MSA Managers, such as costs to upgrade its drilling rigs, clean up the releases and comply with more stringent requirements in its discharge permits. Moreover, these releases may expose Aquadrill or its MSA Managers to private litigation or result in its customers or governmental authorities suspending or terminating its operations in the affected area(s), which could have a material adverse effect on Aquadrill’s business, results of operations and financial condition.

If Aquadrill or its MSA Managers are able to obtain from their counterparties some degree of contractual indemnification against pollution and environmental damages in its contracts, such indemnification may not be enforceable in all instances or the counterparty may not be financially able to comply with its indemnity obligations in all cases, and such counterparty may not be able to obtain such indemnification agreements in the future. In addition, a court may decide that certain indemnities in its current or future contracts are not enforceable.

Any violation of anti-bribery or anti-corruption laws, including the Foreign Corrupt Practices Act, the UK Bribery Act, the Bermuda Bribery Act 2016 or similar laws and regulations could result in significant expenses, divert management attention, and otherwise have a negative impact on Aquadrill.

Aquadrill operates in countries known to have a reputation for corruption. Aquadrill is subject to the risk that it, its affiliated entities or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the FCPA, the UK Bribery Act, the Bermuda Bribery Act 2016 or other ABC Legislation and similar laws in other countries. Any violation of the FCPA, UK Bribery Act, the ABC Legislation or other applicable anti-corruption laws could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might adversely affect Aquadrill’s business, financial condition and results of operations. In addition, actual or alleged violations could damage Aquadrill’s reputation and ability to do business. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of Aquadrill’s senior management.

If Aquadrill or its business partners do not comply with ethical business practices or with applicable laws and regulations, Aquadrill’s reputation, business, and results of operations could be harmed.

Aquadrill is subject to a number of modern slavery, human trafficking and forced labor reporting, training and due diligence laws in various jurisdictions and expect additional statutory regimes to combat these crimes to be enacted in the future. If Aquadrill or its business partners fail to comply with applicable laws, regulations, safety codes, employment practices or human rights standards, its reputation and image could be harmed, and it could be exposed to litigation. Compliance with laws, such as the U.K.’s Modern Slavery Act 2015 and similar legislation, could increase costs of operations and reduce profits.

If Aquadrill’s drilling units are located in countries that are subject to or targeted by economic sanctions, export restrictions or other operating restrictions imposed by the United States, the United Kingdom, the European Union or other governments, its reputation and the market for its common units could be adversely affected.

The U.S., the U.K., the EU and other governments impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries or certain economic sectors of such countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. Aquadrill believes that it is in compliance with all current applicable economic sanctions and embargo laws and regulations, and intends to maintain such compliance, as non-compliance with such regulations could impact its results of operations or financial condition.

From time to time, Aquadrill’s MSA Managers may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions, export restrictions, and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect Aquadrill’s ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect Aquadrill’s reputation and the market for its common units.

Certain parties with whom Aquadrill’s MSA Managers have entered into contracts may be, or may be affiliated with persons or entities that are, the subject of sanctions imposed by the United States, the EU or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and the subsequent conflict between Russia and Ukraine from 2014 through the present, or malicious cyber-enabled activities. If Aquadrill determines that such sanctions require its MSA Managers to terminate existing contracts or if Aquadrill’s MSA Managers are found to be in violation of such applicable sanctions, Aquadrill’s results of operations may be adversely affected or it may suffer reputational harm.

As stated above, Aquadrill believes that it is in compliance with all applicable economic sanctions and embargo laws and regulations, and intends to maintain such compliance. However, there can be no assurance that it will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Rapid changes in the scope of global sanctions may also make it more difficult for Aquadrill to remain in compliance. Aquadrill’s MSA Managers’ drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve Aquadrill, or its drilling rigs, and those violations could in turn negatively affect its reputation.

Economic downturns have had, and in the future could have, a material adverse effect on Aquadrill’s bareboat charter revenue, profitability and financial position.

Aquadrill depends on its MSA Managers’ customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling services and related equipment. There has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. The world economy has recently faced and is currently facing a number of challenges. These include, for example, inflation, volatile energy prices, geopolitical instability and conflicts, such as the ongoing conflict between Russia and Ukraine, rising interest rates, irregular functioning of global manufacturing and supply chains (particularly in the segments of engineering and manufacturing of components for the oil and gas industry), irregular volatility in exchange rates, the impact of climate change and extreme weather events, the impact of international trade disputes, labor shortages and the COVID-19 pandemic. Adverse developments in the global economic outlook, or market perceptions concerning these issues, could reduce the overall demand for oil and natural gas and for Aquadrill’s services, affect the costs to Aquadrill of providing those services, and thereby affect its financial position, results of operations and cash available for distribution.

Negative developments in worldwide financial and economic conditions, including, for example, inflation pressures, volatile energy prices, rising interest rates, supply chain disruptions, and resulting fears of recession, could further cause Aquadrill’s ability to access the capital markets to be severely restricted at a time when it would like, or need, to access such markets, which could impact its ability to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, lenders’ willingness to provide credit facilities to the MSA Managers or their customers, causing them to fail to meet their obligations to Aquadrill or the MSA Managers for which Aquadrill is ultimately liable.

An extended period of adverse development in the outlook for the world economy could also reduce the overall demand for oil and gas and for Aquadrill’s MSA Managers’ services. Such changes could adversely affect Aquadrill’s results of operations and cash flows beyond what might be offset by the simultaneous impact of possibly higher oil and gas prices.

Aquadrill’s business is capital intensive and, to the extent it does not generate sufficient cash from operations, Aquadrill may need to raise additional funds through public or private debt or equity offerings to fund its capital expenditures. Aquadrill’s ability to access the capital markets may be limited by its financial condition at the time, by changes in laws and regulations or interpretations thereof and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control, including, for example, inflationary pressures, volatile energy prices, rising interest rates, supply chain disruptions, and resulting fears of recession.

Any reductions in drilling activity by Aquadrill’s MSA Managers’ customers may not be uniform across different geographic regions. Locations where costs of drilling and production are relatively higher, such as harsh environment or deepwater locations, may be subject to greater reductions in activity. Such reductions in high-cost regions may lead to the relocation of drilling units, concentrating drilling units in regions with relatively fewer reductions in activity leading to greater competition.

Failure of Aquadrill’s MSA Managers to obtain or retain highly skilled personnel, and to ensure they have the correct visas and permits to work in the locations in which they are required, could adversely affect Aquadrill’s operations.

Aquadrill requires its MSA Managers to obtain highly skilled personnel in the right locations to operate and provide technical services and support for Aquadrill’s business. Competition for skilled and other labor required for its drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. In some regions, such as West Africa, the limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase the demand for qualified offshore drilling crews, which may increase Aquadrill’s costs. These factors could further create and intensify upward pressure on wages and make it more difficult for Aquadrill’s MSA Managers to staff and service its rigs. Such developments could adversely affect its financial results and cash flow.

Furthermore, as a result of any increased competition for qualified personnel, Aquadrill’s MSA Managers may experience a reduction in the experience level of their personnel, which could lead to higher downtime and more operating incidents. Aquadrill’s ability to operate worldwide depends on its MSA Managers’ ability to obtain the necessary visas and work permits for their personnel to travel into and out of, and to work in, the jurisdictions in which Aquadrill operates. Governmental actions in some of these jurisdictions may make it difficult for Aquadrill’s MSA Managers to move their personnel into and out of these jurisdictions by delaying or withholding the approval of these permits. If Aquadrill’s MSA Managers are not able to obtain visas and work permits for the personnel they need for operating Aquadrill’s rigs on a timely basis, or for third-party technicians needed for maintenance or repairs, its MSA Managers might not be able to perform their obligations under their drilling contracts, which could allow their customers to cancel the contracts. Any such downtime or cancellation could adversely affect Aquadrill’s financial condition, results of operations and cash flow.

Climate change and the regulation of greenhouse gases could have a negative impact on Aquadrill’s business.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions, or “GHGs.” Currently, the emissions of GHGs from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force on February 16, 2005 and pursuant to which adopting countries have been required to implement national programs to reduce GHG emissions. Additionally, emissions from international shipping are not subject to the Paris Agreement, which resulted from the 2015 United Nations Framework Convention on Climate Change conference in Paris and which entered into force on November 4, 2016. As of January 1, 2013, all ships (including semisubmersible rigs and drillships) must comply with mandatory requirements adopted in July 2011 by the IMO’s Maritime Environment Protection Committee, or the “MEPC,” relating to GHG emissions. A roadmap for developing a “comprehensive IMO strategy on reduction of GHG emissions from ships” was also approved by MEPC at its 70th session in October 2016. In April 2018, as the first milestone in the roadmap, the MEPC adopted an “initial IMO strategy on reduction of GHG emissions from ships” which aims to reduce the total annual GHG emissions from international shipping by at least 50% by 2050 compared to 2008, among other goals. The next milestone of the roadmap is adoption in 2023 of a revised strategy to reduce GHG emissions from ships. These and any future requirements could cause Aquadrill to incur additional compliance costs.

In addition, the European Union has indicated that it may propose in the future an expansion of the existing European Union Emissions Trading Scheme to include GHG emissions from marine vessels. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tonnes) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit GHG emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to GHG emissions from drilling units, the EPA has received petitions from the California Attorney General and various environmental groups seeking such regulation. Separately, in June 2016, the EPA finalized rules to reduce methane emissions from new, modified or reconstructed sources in the oil and natural gas sector, although in September 2020, the EPA finalized amendments that relaxed or rescinded the rules. On January 20, 2021, President Biden issued an Executive Order directing the EPA to consider revising or rescinding the 2019 rules. Additionally, the United States Congress has considered legislation to reduce emissions of GHGs and many states and regions have already taken legal measures to reduce or measure GHG emission levels, often involving the planned development of GHG emission inventories and/or regional cap and trade programs.

Compliance with existing regulations and changes in laws, regulations and obligations relating to climate change could increase Aquadrill’s costs to operate and maintain its assets, and might also require it to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other jurisdictions in which Aquadrill operates, or any treaty or agreement adopted at the international level, such as the Kyoto Protocol or Glasgow Climate Pact, which restricts emissions of greenhouse gases, could require it to make significant financial expenditures which it cannot predict with certainty at this time.

Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for Aquadrill’s services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for the use of alternative energy sources. In addition, parties concerned about the potential effects of climate change have directed their attention at sources of funding for energy companies, which has resulted in certain financial institutions, funds and other sources of capital, restricting or eliminating their investment in or lending to oil and gas activities. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on Aquadrill’s business and operations.

Finally, the impacts of severe weather, such as hurricanes, monsoons and other catastrophic storms, resulting from climate change could cause damage to Aquadrill’s equipment and disruption to its MSA Managers’ operations and cause other financial and operational impacts, including impacts on its MSA Managers’ major customers.

Increasing attention to environmental, social and governance matters and climate change may impact Aquadrill’s business and financial results.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected.

Aquadrill may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce its carbon footprint and promote sustainability. As a result, Aquadrill may be required to implement more stringent ESG procedures or standards so that its existing and future investors and lenders remain invested in it and make further investments in it. If Aquadrill does not meet these standards, its business or its ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude companies engaged in the fossil fuel industry, such as Aquadrill, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect Aquadrill’s ability to grow as its plans for growth may include accessing those markets. If those markets are unavailable, or if Aquadrill is unable to access alternative means of financing on acceptable terms, or at all, Aquadrill may be unable to implement its business strategy, which would have a material adverse effect on its financial condition and results of operations and impair its ability to service its indebtedness. Further, it is likely that Aquadrill will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements and goals, targets or objectives set in connection therewith. Similarly, these policies may negatively impact the ability of other businesses in Aquadrill’s supply chain to access debt and capital markets. The occurrence of any of the foregoing could have a material adverse effect on Aquadrill’s business and financial condition.

Failure to effectively and timely respond to the impact of energy rebalancing could adversely affect Aquadrill’s business, results of operations and cash flows.

Aquadrill’s long-term success depends on its ability to effectively respond to the impact of energy rebalancing, which could require adapting its fleet and business to potentially changing government requirements, its MSA Managers’ customer preferences and customer base, as well as engaging with existing and potential customers and suppliers to develop or implement solutions designed to reduce or to decarbonize oil and gas operations or to advance renewable and other alternative energy sources. If the energy rebalancing landscape changes faster than anticipated or in a manner that Aquadrill does not anticipate, demand for its services could be adversely affected. Furthermore, if Aquadrill fails to, or is perceived not to, effectively implement an energy rebalancing strategy, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, Aquadrill’s access to capital or the market for its securities could be negatively impacted.

Aquadrill’s failure to adequately protect its sensitive information and operational technology systems and critical data and its service providers’ failure to protect their systems and data could have a material adverse effect on its business, results of operations and financial condition.

Aquadrill’s MSA Managers’ day-to-day operations increasingly depend on information and operational technology systems that they manage, and other systems that their third parties, such as their service providers, vendors, and equipment providers, manage, including critical systems on Aquadrill’s drilling units. These systems are subject to risks associated with growing and evolving cyber incidents or attacks. These risks include, but may not be limited to, human error, power outages, computer and telecommunication failures, natural disasters, fraud or malice, social engineering or phishing attacks, viruses or malware, and other cyberattacks, such as denial-of-service or ransomware attacks. Reports indicate that entities or groups, including cybercriminals, competitors, and nation state actors, have mounted cyber-attacks on businesses and other organizations solely to disable or disrupt computer systems, disrupt operations and, in some cases, steal data. In addition, the US government has issued public warnings that indicate energy assets and companies engaging in significant transactions, such as acquisitions, might be specific targets of cybersecurity threats.

Also, many of Aquadrill’s and its MSA Managers’ non-operational employees work remotely a significant amount of their time, which has created certain operational risks, such as an increased risk of security breaches or other cyber incidents or attacks, loss of data, fraud and other disruptions as more fully outlined above. Working remotely has significantly increased the use of technological and online telecommunication services and remote networking, which enable employees to work outside of its corporate infrastructure and, in some cases, use their own personal devices. This remote work model has resulted in an increased demand for technological resources and may expose Aquadrill and its MSA Managers to additional risks of cyber-incidents or attacks, security breaches, loss of data, fraud and other disruptions as a consequence of more employees accessing sensitive and critical information remotely. Due to the nature of cyber-attacks, breaches to its systems or its service or equipment providers’ systems could go undetected for a prolonged period of time. A breach could also compromise or originate from its customers’, vendors’, or other third-party systems or networks outside of its control. A security breach may result in legal claims or proceedings against Aquadrill by its shareholders, employees, customers, vendors and governmental authorities, both in the US and internationally.

While Aquadrill and its MSA Managers maintain cybersecurity programs, which includes administrative, technical, and organizational safeguards, a significant cyberattack or incident—either with Aquadrill’s or its MSA Managers’ systems or a critical third-party’s systems—could disrupt Aquadrill’s or its MSA Managers’ operations and result in downtime, loss of revenue, harm to Aquadrill’s reputation, or the loss, theft, corruption or unauthorized release of critical data of Aquadrill or those with whom it does business, as well as result in higher costs to correct and remedy the effects of such incidents, including potential extortion payments associated with ransomware or ransom demands. If Aquadrill’s, its MSA Managers’ or their service or equipment providers’, safeguards maintained for protecting against cyber incidents or attacks prove to be insufficient, and an incident were to occur, it could have a material adverse effect on Aquadrill’s business, financial condition, reputation, and results of operations. Aquadrill does not carry cyber insurance, and it might suffer losses as a result of a security breach or cyber incident.

In addition, laws and regulations governing, or proposed to govern, cybersecurity, data privacy and protection, and the unauthorized disclosure of confidential or protected information, including the U.K. Data Protection Act, the GDPR, Bermuda Personal Information Protection Act 2016, the California Consumer Privacy Act, the Cyber Incident Reporting for Critical Infrastructure Act, and other similar legislation in domestic and international jurisdictions pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties and legal liability.

Acts of terrorism, piracy, cyber-attacks, and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on Aquadrill’s results of operations.

Acts of terrorism, piracy, and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as Aquadrill. Its drilling operations could also be targeted by acts of sabotage carried out by environmental activist groups.

Aquadrill and its MSA Managers rely on information technology systems and networks in their operations and administration of their businesses. Aquadrill’s drilling operations or other business operations could be targeted by individuals or groups seeking to sabotage or disrupt its information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt Aquadrill’s operations, including the safety of its operations, or lead to an unauthorized release of information or alteration of information on its systems. Any such attack or other breach of its information technology systems could have a material adverse effect on Aquadrill’s business and results of operations.

In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. Insurance premiums could also increase and coverage may be unavailable in the future. Increased insurance costs or increased costs of compliance with applicable regulations may have a material adverse effect on Aquadrill’s results of operations.

Aquadrill’s MSA Managers’ drilling contracts with national oil companies may expose Aquadrill to greater risks than it normally assumes in drilling contracts with non-governmental customers.

Aquadrill currently owns and operates rigs that are contracted by its MSA Managers with national oil companies. The terms of these contracts are often non-negotiable and may expose Aquadrill to greater commercial, political and operational risks than it assumes in other contracts, such as exposure to materially greater environmental liability, personal injury and other claims for damages for which Aquadrill would be responsible (including consequential damages), or the risk that the contract may be terminated by Aquadrill’s MSA Managers’ customer without cause on short-term notice, contractually or by governmental action, under certain conditions that may not provide it with an early termination payment. Aquadrill can provide no assurance that the increased risk exposure will not have an adverse impact on its future operations or that it will not increase the number of rigs contracted to national oil companies with commensurate additional contractual risks.

Aquadrill cannot guarantee that the use of its drilling units will not infringe the intellectual property rights of others.

The majority of the intellectual property rights relating to Aquadrill’s drilling units and related equipment are owned by its suppliers. In the event that one of Aquadrill’s MSA Managers’ suppliers becomes involved in a dispute over an infringement of intellectual property rights relating to equipment owned by Aquadrill or an MSA Manager, the MSA Manager may lose access to repair services or replacement parts, or could be required to cease using some equipment. In addition, Aquadrill’s competitors may assert claims for infringement of intellectual property rights related to certain equipment on its drilling units and it may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of these technology disputes involving Aquadrill’s MSA Managers’ suppliers or competitors could adversely affect Aquadrill’s financial results and operations. Aquadrill’s MSA Managers have indemnity provisions in some of their supply contracts to give them some protection from the supplier against intellectual property lawsuits. However, Aquadrill cannot make any assurances that these suppliers will have sufficient financial standing to honor their indemnity obligations (or that the MSA Managers would be required to pay over such amounts to Aquadrill), or guarantee that the indemnities will fully protect it from the adverse consequences of such technology disputes. Aquadrill’s MSA Managers’ also have provisions in some of their customer contracts to require the customer to share some of these risks on a limited basis, but Aquadrill cannot provide assurance that Aquadrill will benefit from these provisions or that these provisions will fully protect it from the adverse consequences of such technology disputes.

Public health threats, such as the coronavirus, or COVID-19, pandemic could have an adverse effect on Aquadrill’s operations and financial results.

Public health threats, such as Ebola, influenza, Severe Acute Respiratory Syndrome, the Zika virus, COVID-19 and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which Aquadrill operates, could adversely impact its operations and the operations of its customers. For example, the outbreak of COVID-19 has been declared by the World Health Organization as a pandemic and has spread across the globe to many countries in which Aquadrill does business and is impacting worldwide economic activity. Public health threats in any area, including areas where Aquadrill does not operate, could disrupt international transportation. Aquadrill’s MSA Managers’ crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any disruptions could impact the cost of rotating Aquadrill’s MSA Managers’ crews, and possibly impact their ability to maintain a full crew on all rigs at a given time. Aquadrill continues to evaluate the impact that COVID-19 could have on its business. The continued spread of COVID-19, the measures taken by the governments of countries affected, actions taken to protect employees, and the impact of the pandemic on various business activities in affected countries and any other public health threats and related consequences could adversely affect Aquadrill’s financial condition, results of operations and cash flows.

Unitholders may have liability to repay distributions.

Under the Marshall Islands Act, Aquadrill may not make a distribution to its unitholders if at the time of the distribution, after giving effect to the distribution, all its liabilities, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to its specified property, exceed the fair value of its assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in its assets only to the extent that the fair value of that property exceeds that liability. The Marshall Islands Act provides that for a period of three years from the date of the impermissible distribution (or longer if an action to recover the distribution is commenced during such period), members who received the distribution and who knew at the time of the distribution that it violated the Marshall Islands Act will be liable to the limited liability company for the distribution amount. Assignees who become substituted members are liable for the obligations of the assignor to make contributions to Aquadrill that are known to the assignee at the time it became members and for unknown obligations if the liabilities could be determined from the operating agreement.

Because Aquadrill is a foreign limited liability company, its unitholders may not have the same rights that a unitholder in a U.S. limited liability company may have.

Aquadrill is organized under the laws of Marshall Islands, and substantially all of its assets are located outside of the United States. As a result, it may be difficult or impossible for its unitholders to bring an action against Aquadrill if they believe that their rights have been infringed under securities laws or otherwise. Even if Aquadrill’s unitholders are successful in bringing an action of this kind, the laws of Marshall Islands and of other jurisdictions may prevent or restrict them from enforcing a judgment against its assets.

The provisions of the Marshall Islands Act resemble provisions of the limited liability company laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that for non-resident limited liability companies it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of the High or Supreme Courts of the Marshall Islands the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited liability company statute. Accordingly, Aquadrill cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of Aquadrill’s unitholders under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited liability company in the United States.

Aquadrill recently emerged from bankruptcy, which could adversely affect its business and relationships.

It is possible that its having filed for bankruptcy and its recent emergence from the Chapter 11 proceedings could adversely affect Aquadrill business and relationships with vendors, suppliers, service providers, customers, employees and other third parties. Many risks exist as a result of the Chapter 11 proceedings and its emergence, including the following:

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key suppliers, vendors, customers or other contract counterparties could, among other things, renegotiate the terms of Aquadrill’s or the MSA Managers’ agreements, attempt to terminate their relationships with either of them or require financial assurances from Aquadrill;

•	Aquadrill’s ability to renew existing MSA Managers’ contracts and obtain new contracts on reasonably acceptable terms and conditions may be adversely affected;

•	Aquadrill may have difficulty obtaining sufficient financing on acceptable terms to execute its business plan;

•	Aquadrill’s ability to attract, motivate and/or retain key executives and employees may be adversely affected; and

•	competitors may take business away from Aquadrill, and its ability to compete for new business and attract and retain customers by its MSA Managers may be negatively impacted.

The occurrence of one or more of these events could have a material and adverse effect on Aquadrill’s operations, financial condition and reputation. Aquadrill cannot assure that having been subject to bankruptcy protection will not adversely affect its operations in the future.

Aquadrill’s financial performance after emergence from bankruptcy may not be comparable to its historical financial information as a result of its adoption of fresh start accounting.

Aquadrill emerged from bankruptcy under Chapter 11 of the Bankruptcy Code on May 24, 2021. Upon its emergence from bankruptcy, Aquadrill adopted fresh start accounting, as a consequence of which its assets and liabilities were adjusted to fair values and its accumulated deficit reset to zero. Accordingly, because fresh start accounting rules apply, Aquadrill’s financial condition and results of operations following emergence from the Chapter 11 proceedings may not be comparable to the financial condition or results of operations reflected in its historical financial statements.

Aquadrill depends on its MSA Managers to assist Aquadrill in operating and expanding the business.

Aquadrill enters into bareboat charter contracts with its MSA Managers for most of its drilling rig fleet to provide the drilling rig to its MSA Manager. Aquadrill’s MSA Managers enter into a contract for drilling services with the third-party customer for a specific drilling rig, and Aquadrill’s MSA Manager will provide the crew and all related services required by the drilling contract. Aquadrill’s bareboat charter contracts typically provide the use of the specified drilling rig for a term that matches the term of the drilling contract with the third-party customer. The specific structure of the bareboat charter will vary depending on the regulatory requirements and the most cost-efficient structure for the jurisdiction of the drilling operations. The ability to enter into new drilling contracts and expand its customer and supplier relationships will depend largely on its ability to leverage its relationships with its MSA Managers and their reputations and relationships in the offshore drilling industry. If Aquadrill’s MSA Managers suffer material damage to their reputations or relationships, it may harm Aquadrill’s ability to:

•	enter into bareboat charter contracts;

•	renew existing drilling contracts upon their expiration;

•	obtain new drilling contracts;

•	efficiently and productively carry out Aquadrill’s drilling activities;

•	successfully interact with shipyards;

•	obtain financing and maintain insurance on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

Aquadrill’s business may be harmed if its MSA Managers fail to perform the agreed services satisfactorily, if they cancel their bareboat agreements with Aquadrill or if they stop providing these services to Aquadrill. The payment of fees to and the reimbursement of expenses of Aquadrill’s MSA Managers could adversely affect Aquadrill’s financial condition, its operational performance and its cash flows.

Aquadrill is currently dependent on obtaining management and support services from its MSA Managers. The services that the MSA Managers provide to Aquadrill may not be sufficient to meet its needs, and Aquadrill may have difficulty finding replacement services or be required to enter into agreements on unfavorable terms to replace these services after agreements with an MSA Manager expire or are terminated.

Services required by Aquadrill for the operation of its business, including those necessary to maintain, market and operate its vessels, are provided by the MSA Managers pursuant to MSAs and bareboat charters. While these services are being provided to Aquadrill by the MSA Managers, Aquadrill’s operational flexibility to modify or implement changes with respect to such services or the amounts Aquadrill pays for them is limited. In the event Aquadrill’s MSA Managers are unable to provide management and support services for any reason, Aquadrill has the right to terminate these agreements and would seek to build these capabilities internally or determine a suitable third party contractor to replace the current MSA Manager. This, however, may have an adverse effect on Aquadrill’s operations and may negatively impact its cash flows and liquidity. After the expiration or termination of any of its agreements with the MSA Managers, Aquadrill may not be able to replace these services or enter into appropriate third party agreements on terms and conditions, including cost, comparable to those that Aquadrill receives under its current agreements with the MSA Managers. Furthermore, during the term of these agreements with the MSA Managers, the MSA Managers may not be able to retain, attract or replace competent crew for any operating or reactivated rigs. In addition, the MSA Managers may outsource some or all of these services to third parties, and a failure of all or part of an MSA Manager’s relationships with its outsourcing providers could lead to delays in or interruptions of its services. Aquadrill’s reliance on the MSA Managers and others as service providers, the MSA Managers’ outsourcing relationships, and Aquadrill’s limited ability to control certain costs and other matters related to these services and the MSA Managers’ relationships with its customers could have a material adverse effect on Aquadrill’s business, financial condition and results of operations. Furthermore, Aquadrill may not be able to renew agreements with its MSA Managers when they expire. If Aquadrill is unable to obtain new agreements on terms equivalent to those received under Aquadrill’s existing agreements, its profitability may be adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give current expectations and projections relating to Seadrill’s and Aquadrill’s financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements made relating to Seadrill’s or Aquadrill’s estimated and projected costs, expenditures, cash flows, growth rates and financial results, plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation, or anticipated benefits of strategic transactions (including acquisitions and divestitures) are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits, including synergies, of the proposed transaction to Seadrill and Aquadrill and their shareholders and unitholders, respectively, the anticipated completion of the proposed transaction and the timing thereof. Forward-looking and other statements in this prospectus regarding our environmental, social and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, examination by management of Seadrill and Aquadrill of historical operating trends, data contained in Seadrill and Aquadrill records and other data available from third parties. Although Seadrill and Aquadrill each believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond Seadrill’s or Aquadrill’s control, neither Seadrill nor Aquadrill can assure you that Seadrill or Aquadrill will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere in this prospectus, important factors that, in Seadrill’s and Aquadrill’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the risk that the Merger Agreement may be terminated in accordance with its terms and that the Merger may not be completed;

•	the risk that the parties may not be able to satisfy the conditions to the completion of the Merger in a timely manner or at all;

•	the uncertainty of the value of the Merger Consideration due to the potential fluctuation in the market price of Seadrill Common Shares;

•	the possibility that Seadrill or Aquadrill will incur significant transaction and other costs in connection with the Merger, which may be in excess of those anticipated by Seadrill or Aquadrill;

•	the potential effects of disruption to Seadrill’s and Aquadrill’s respective businesses;

•	the risks related to Seadrill or Aquadrill being restricted in the operation of their respective businesses, to the extent so provided by the Merger Agreement, while the Merger Agreement is in effect;

•	the risk of any litigation relating to the Merger;

•	the timing of the completion of the Merger;

•	the different rights associated with owning shares of Seadrill Common Shares as opposed to Aquadrill Common Units;

•	the risk that the market value of Seadrill Common Shares will decline;

•	the potential dilution of Seadrill’s earnings per share;

•	other important risk factors discussed under “Risk Factors” in this prospectus; and

•	other important factors described from time to time in the reports filed or furnished by Seadrill with the SEC.

We derive many of our forward-looking statements from Seadrill and Aquadrill operating budgets and forecasts, which are based upon many detailed assumptions. While Seadrill and Aquadrill believe that such assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for Seadrill or Aquadrill to anticipate all factors that could affect Seadrill’s or Aquadrill’s actual results. Important factors that could cause actual results to differ materially from expectations, or cautionary statements, are disclosed under the section entitled “Risk Factors” beginning on page 20 in this prospectus and are incorporated by reference herein. All written and oral forward-looking statements attributable to Seadrill or Aquadrill, or persons acting on behalf thereof, are expressly qualified in their entirety by the cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you not to place undue reliance on these forward-looking statements, which speak to circumstances only as at their dates. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Seadrill or Aquadrill to predict all of these factors. Further, we cannot assess the impact of each such factor on Seadrill’s or Aquadrill’s business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We qualify all of the forward-looking statements herein by these cautionary statements. You should read this prospectus completely and with the understanding that Seadrill’s or Aquadrill’s actual future results may be different from expectations.

CERTAIN MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders of the Merger and of owning and disposing of Seadrill Common Shares received in the Merger. This discussion is limited to U.S. Holders and Non-U.S. Holders of Seadrill Common Shares that hold their Seadrill Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address tax consequences that may be relevant to particular holders in light of their individual circumstances, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts;

•	regulated investment companies or mutual funds;

•	“controlled foreign corporations” or “passive foreign investment companies”;

•	dealers and brokers in stocks and securities or currencies;

•	traders in securities that use a mark-to-market method of tax accounting;

•	tax-exempt entities or governmental organizations;

•	certain former citizens or long-term residents of the United States;

•	persons that received Seadrill Common Shares as compensation for the performance of services;

•	holders of options, restricted units or bonus units granted under any Seadrill benefit plan;

•

persons that hold Seadrill Common Shares as part of a hedge, straddle, appreciated financial position, conversion or other “synthetic security” or integrated investment or risk reduction transaction for U.S. federal income tax purposes;

•	S-corporations or other pass-through entities (or investors in S-corporations or other pass-through entities);

•	persons whose “functional currency” is not the U.S. Dollar;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Seadrill Common Shares being taken into account in an applicable financial statement; or

•	persons that, directly or indirectly, or constructively hold 5% or more of Seadrill’s shares (as measured by voting power or value) after the Merger.

If a partnership, or any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Seadrill Common Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. A partner in a partnership holding Seadrill Common Shares should consult its own tax advisor.

Moreover, this discussion does not address any tax consequences arising under the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations (the “Treasury Regulations”), all as of the date hereof, and any of which are subject to change, possibly with a retroactive effect so as to result in U.S. federal income tax consequences different from those discussed below.

No ruling has been or is expected to be sought from the IRS with respect to any of the tax consequences discussed below. As a result there can be no assurances that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Aquadrill Common Units or Seadrill Common Shares, as applicable, that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A beneficial owner of Aquadrill Common Units or Seadrill Common Shares, as applicable, that is not a U.S. Holder or partnership is referred to herein as a “Non-U.S. Holder.”

THIS DISCUSSION AND THE DISCUSSION SET FORTH UNDER “QUESTIONS AND ANSWERS” IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER OR THE RECEIPT, OWNERSHIP AND DISPOSITION OF SEADRILL COMMON SHARES RECEIVED IN THE MERGER. EACH AQUADRILL COMMON UNITHOLDER IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER AND THE RECEIPT, OWNERSHIP AND DISPOSITION OF SEADRILL COMMON SHARES RECEIVED IN THE MERGER, TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES.

United States Federal Income Taxation of U.S. Holders

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Aquadrill Common Units

Subject to the assumption that the representations set forth in the letters from Aquadrill and Seadrill provided to Baker Botts are and will be true, correct and complete as of the effective date of the Merger, it is the opinion of Baker Botts that the Merger will constitute for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code, and Aquadrill and Seadrill intend to treat it as such.

No advance U.S. federal income tax ruling has been (or will be) sought from the IRS regarding the tax consequences of the Merger. Consequently, there is no assurance that the IRS or the U.S. courts will agree with the analysis set forth herein. If the IRS successfully challenges the treatment of the Merger, adverse U.S. federal income tax consequences may result.

Further, whether the Merger will be treated as tax-free as to U.S. Holders of Aquadrill Common Units depends on many factors, including whether Aquadrill is or has been a PFIC. If Aquadrill is or was classified as a PFIC for any taxable year in which a U.S. Holder held Aquadrill Common Units, such U.S. Holder could nevertheless recognize gain regardless of whether the Merger qualifies as a reorganization. Nonetheless, Aquadrill believes that Aquadrill Common Units should not be treated as units of a PFIC for U.S. federal income tax purposes.

If, at the effective time of the Merger, any requirement necessary for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code is not satisfied, a U.S. Holder of Aquadrill Common Units would recognize taxable gain or loss in an amount equal to the excess, if any, of the sum of the fair market value of the Seadrill Common Shares and the amount of cash in lieu of fractional Seadrill Common Shares received in the Merger over such holder’s tax basis in the Outstanding Common Units surrendered. Gain must be calculated separately for each block of Outstanding Common Units exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain so recognized generally would be long-term capital gain if the U.S. Holder’s holding period in a particular block of Outstanding Common Units exceeds one year at the effective time of the Merger. Long-term capital gain of non-corporate U.S. Holders (including individuals) currently is eligible for preferential United States federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s initial tax basis in Seadrill Common Shares received in the Merger will equal the fair market value of such Seadrill Common Shares, as determined for U.S. federal income tax purposes. A U.S. Holder’s holding period in Seadrill Common Shares received in the Merger would begin on the day following the Merger.

The rest of this discussion assumes that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

A U.S. Holder receiving Seadrill Common Shares in exchange for Outstanding Common Units pursuant to the Merger will not recognize any gain or loss, except for any gain or loss that may result from the receipt by such U.S. Holder of cash in lieu of fractional Seadrill Common Shares (as discussed below). The U.S. Holder’s aggregate tax basis in the Seadrill Common Shares received in the Merger (including any fractional Seadrill Common Shares deemed received and redeemed as described below) will be equal to the U.S. Holder’s aggregate adjusted tax basis in the Outstanding Common Units surrendered, and the U.S. Holder’s holding period for the Seadrill Common Shares received in the Merger (including any fractional Seadrill Common Shares deemed received and redeemed as described below) will include the U.S. Holder’s holding period of the Outstanding Common Units surrendered in the Merger.

Where a U.S. Holder acquired different blocks of Aquadrill Common Units at different times and at different prices, such U.S. Holder’s tax basis and holding period of such common stock may be determined with reference to each block of common stock.

Notwithstanding the foregoing, special rules impose additional requirements on certain U.S. Holders to qualify for tax-deferred treatment under Section 368 of the Code with respect to the Merger. Specifically, a U.S. Holder that is a “five-percent transferee shareholder” with respect to Seadrill may be required to enter into a gain recognition agreement under Section 367 of the Code with respect to the transfer of its Outstanding Common Units in order to obtain non-recognition treatment in the Merger.

You should consult your own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of the Merger in your particular circumstances (including the possible tax consequences if the “reorganization” treatment is successfully challenged and the application of the special rules under Section 367 of the Code).

Cash in Lieu of Fractional Seadrill Common Shares

A U.S. Holder of Outstanding Common Units who receives cash in lieu of a fractional Seadrill Common Share in the Merger generally will be treated as having received such fractional Seadrill Common Share in the Merger and then as having received cash in redemption of such fractional Seadrill Common Share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional Seadrill Common Share and the portion of the U.S. Holder’s aggregate tax basis in the Outstanding Common Units surrendered which is allocable to the fractional Seadrill Common Share. This gain or loss generally will be capital gain or loss, and long-term capital gain or loss if the holding period for the Outstanding Common Units is more than one year at the effective time of the Merger. Long-term capital gain of non-corporate U.S. Holders (including individuals) currently is eligible for preferential United States federal income tax rates. The deductibility of capital losses is subject to limitations.

Tax Consequences to U.S. Holders of Owning and Disposing of Seadrill Common Shares Received in the Merger

Distributions on Seadrill Common Shares

A U.S. Holder of Seadrill Common Shares received in the Merger will be subject to U.S. federal income taxation on the gross amount of any distribution paid by Seadrill with respect to the Seadrill Common Shares out of Seadrill’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes (we refer to any such distribution as a dividend). Subject to the PFIC rules discussed below, dividends paid to a non-corporate U.S. Holder that constitute qualified dividend income will be taxable to the holder at a preferential rate, provided that the holder has a holding period in the Seadrill Common Shares of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by Seadrill with respect to the Seadrill Common Shares will generally be qualified dividend income.

For U.S. federal income tax purposes, a dividend with respect to the Seadrill Common Shares must be included in income when the depositary, actually or constructively, receives the dividend and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends with respect to the Seadrill Common Shares will be income from sources outside the U.S. and generally will be “passive category income” or, in the case of certain U.S. Holders, “general category income”, each of which is treated separately for purposes of computing a U.S. Holder’s foreign tax credit limitation.

Distributions in excess of the Seadrill’s earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of a U.S. Holder’s basis in the Seadrill Common Shares and thereafter as capital gain, subject to taxation as described below under “Sale, Exchange, Certain Redemptions or Other Taxable Dispositions of Seadrill Common Shares.” However, consistent with many similarly situated non-U.S. corporations, Seadrill does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, each U.S. Holder of Seadrill Common Shares generally should expect distributions made by Seadrill to be reported to them as dividends.

In addition, the taxation of dividends may be subject to the rules for passive foreign investment companies (PFIC), described below under “PFIC Rules.”

Sale, Exchange, Certain Redemptions or Other Taxable Dispositions of Seadrill Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder who sells or otherwise disposes of Seadrill Common Shares received in the Merger will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Seadrill Common Shares. Any such capital gain or loss generally will be long-term capital gain or loss, subject to tax at a preferential rate for a non-corporate U.S. Holder, if the U.S. Holder’s holding period for such Seadrill Common Shares exceeds one year.

Gain or loss from the sale or other disposition of Seadrill Common Shares will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

3.8% Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates, or, in certain cases, trusts, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other taxable disposition of our common shares. This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common shares.

PFIC Rules

Adverse and burdensome U.S. federal income tax rules and consequences apply to U.S. Holders that hold shares in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes. In general, Seadrill would be treated as a PFIC with respect to a particular U.S. Holder in any taxable year in which, after applying certain look-through rules, either:

(i) at least 75% of Seadrill’s gross income for such taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, consists of passive income (which generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets); or

(ii) at least 50% of Seadrill’s assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which Seadrill is considered to own at least 25% of the shares by value, produce or are held for the production of passive income.

While not free from doubt, Seadrill believes that Seadrill Common Shares should not be treated as stock of a PFIC for U.S. federal income tax purposes in this or the preceding taxable year and Seadrill does not anticipate becoming a PFIC in the foreseeable future, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Seadrill were to be treated as a PFIC for any taxable year during which a U.S. Holder owns Seadrill Common Shares, the U.S. Holder generally would be subject to adverse rules, regardless of whether Seadrill continued to be classified as a PFIC in subsequent years. Gain realized on the sale or other disposition of the Seadrill Common Shares would in general not be treated as capital gain. Instead, unless a Seadrill Common Shareholder elects to be taxed annually on a mark-to-market basis with respect to its Seadrill Common Shares, such Seadrill Common Shareholder would be treated as if it had realized such gain ratably over the Seadrill Common Shareholder’s holding period for the Seadrill Common Shares and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Similarly, dividends that constitute “excess” distributions are allocated ratably over the holding period and are subject to the applicable higher rate of tax and an interest charge in the same manner. Dividends that a Seadrill Common Shareholder receives from Seadrill will not be eligible for the tax rates applicable to qualified dividend income if Seadrill is treated as a PFIC with respect to a Seadrill Common Shareholder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our Seadrill Common Shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year a U.S. Holder would be required to file an annual report with the United States Internal Revenue Service, or the IRS, for that year with respect to such U.S. Holder’s Seadrill Common Shares.

The PFIC rules are complex and uncertain. Holders should consult with, and rely solely upon, their tax advisors to determine the application of the PFIC rules to them and any resultant tax consequences.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the Seadrill Common Shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the Seadrill Common Shares and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our Seadrill Common Shares. A U.S. Holder would make a QEF election with respect to any taxable year during which we are a PFIC by filing a valid IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and a separate QEF election would be necessary with respect to each subsidiary. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Seadrill Common Shares, provided the U.S. Holder completes and files a valid IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The “mark-to-market” election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Seadrill Common Shares at the end of the taxable year over such holder’s adjusted tax basis in the Seadrill Common Shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Seadrill Common Shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his Seadrill Common Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our Seadrill Common Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Seadrill Common Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included as ordinary income by the U.S. Holder. It should be noted that the mark-to-market election would likely not be available for any of our subsidiaries which are treated as PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our Seadrill Common Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the Seadrill Common Shares), and (2) any gain realized on the sale, exchange or other disposition of our Seadrill Common Shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the Seadrill Common Shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our Seadrill Common Shares. If a Non-Electing Holder, who is an individual, dies while owning our Seadrill Common Shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such Seadrill Common Shares.

United States Federal Income Taxation of “Non-U.S. Holders”

U.S. Federal Income Tax Consequences of the Merger to Non-U.S. Holders of Aquadrill Common Units

In general, the U.S. federal income tax consequences to a Non-U.S. Holder that receives Seadrill Common Shares in exchange for Outstanding Common Units will be the same as those described above for a U.S. Holder, except that a Non-U.S. Holder generally will not be subject to U.S. federal withholding or income tax on gain (if any) recognized in connection with the transaction unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is subject to United States Federal Income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

Dividends on Seadrill Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our Seadrill Common Shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United States federal income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Seadrill Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our Seadrill Common Shares, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is subject to United States Federal Income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If a Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the Seadrill Common Shares, including dividends and the gain from the sale, exchange or other taxable disposition of the Seadrill Common Shares that is effectively connected with the conduct of that United States trade or business will generally be subject to United States federal income tax in the same manner as discussed in the previous section relating to the United States federal income taxation of U.S. Holders. In addition, if the Non-U.S. Holder is a corporation, the Non-U.S. Holder’s earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, information reporting requirements may be required in connection with the Merger and in connection with distributions made with respect to, or dispositions of, Seadrill Common Shares received in the Merger. Backup withholding tax may apply to amounts subject to reporting if paid to a U.S. Holder who is an individual, trust or estate who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

If a Non-U.S. Holder sells his Seadrill Common Shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that he is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his Seadrill Common Shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells his Seadrill Common Shares through a non-United States office of a broker that is a United States person or has some other connection to the United States.

Backup withholding is not an additional tax. Rather, U.S. Holders and Non-U.S. Holders generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such holder’s United States federal income tax liability by properly filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, our Seadrill Common Shares, unless the Seadrill Common Shares were held through an account maintained with certain financial institutions. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders and Non-U.S. Holders are encouraged to consult their own tax advisers regarding their reporting obligations under section 6038D of the Code.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it only addresses U.S. federal income tax and does not address any non-income tax or any state, local or non-United States tax consequences. Each Aquadrill Common Unitholder should consult its own tax advisors concerning the U.S. federal income tax consequences and information reporting obligations of the Merger and the ownership of Seadrill Common Shares in light of such shareholder’s particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

Material Bermuda Tax Considerations

The following are the material Bermuda tax consequences of the proposed Merger to the Aquadrill Common Unitholders and on the Combined Company. Seadrill is an exempted company existing under the laws of Bermuda.

Currently, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by Aquadrill or its members, as a result of the Merger, including the conversion of such members’ Outstanding Common Units into Seadrill Common Shares. However, this does not apply to the taxation of persons ordinarily resident in Bermuda. Any of the Aquadrill Common Unitholders that are resident in Bermuda should consult their own tax advisors regarding possible Bermuda taxes with respect to the Merger, including the conversion of their Outstanding Common Units into Seadrill Common Shares.

As of the date of this prospectus, Seadrill is not subject to taxation under the laws of Bermuda. Distributions Seadrill receives from its subsidiaries also are not subject to any Bermuda tax. Currently, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of Seadrill Common Shares or in respect of distributions they receive from Seadrill with respect to the Seadrill Common Shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, Seadrill Common Shares.

Seadrill has received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, any such tax shall not be applicable to Seadrill or to any of its operations or to its shares, debentures or other obligations, until March 31, 2035, except insofar as such tax applies to persons in Bermuda or is payable by Seadrill in respect of real property owned or leased by Seadrill in Bermuda. The assurance does not exempt Seadrill from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. Seadrill and its subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

Material Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of the proposed Merger to the Aquadrill Common Unitholders and on the Combined Company. Aquadrill is a limited liability company formed under the laws of the Republic of the Marshall Islands. Under current Marshall Islands law, no Marshall Islands withholding tax or income tax will be imposed on Aquadrill or its members (assuming such members are not Marshall Islands citizens or residents) as a result of the Merger, including the conversion of such members’ Outstanding Common Units into Seadrill Common Shares.

After the completion of the Merger, it is expected that Aquadrill will continue to exist as a Marshall Islands limited liability company and a wholly owned subsidiary of Seadrill. Under Marshall Islands law, Aquadrill will not be subject to withholding tax or income tax in the Marshall Islands so long as it does not conduct business or operations in the Republic of the Marshall Islands. In addition, no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by Aquadrill to Seadrill so long as Seadrill is not conducting business or operation in the Republic of the Marshall Islands and remains a non-citizen and non-resident of the Marshall Islands.

Material U.K. Tax Considerations

After the completion of the Merger, it is expected that Aquadrill will continue to exist as a tax resident in the U.K. Aquadrill’s controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently some of the Aquadrill’s controlled affiliates formed in the Marshall Islands, along with all those incorporated in the U.K. (none of whom presently own or operate rigs), are resident in the U.K. and are subject to U.K. tax. Subject to changes in the jurisdictions in which Aquadrill’s drilling units operate and/or are owned, differences in levels of income and changes in tax laws, Aquadrill’s effective income tax rate may vary substantially from time to time.

INFORMATION ABOUT THE COMPANIES

Seadrill Limited

History and Development of the Company

Company Details

Seadrill Limited (previously known as “Seadrill 2021 Limited”) is an exempted company limited by shares incorporated under the laws of Bermuda and in accordance with the Bermuda Companies Act 1981 (the “Bermuda Companies Act”). It was incorporated on October 15, 2021 under the name Seadrill 2021 Limited. On February 22, 2022 (the “Effective Date”) it became the ultimate parent holding company of the Seadrill 2021 Limited group (the “Group”) at which point its name was changed to Seadrill Limited. The Company is registered with the Bermuda Registrar of Companies under registration number 202100496.

From July 2, 2018 to the Effective Date, the ultimate parent holding company of the Group was Seadrill Limited, an exempted company limited by shares incorporated under the laws of Bermuda on March 14, 2018 with registration number 53439 (“Old Seadrill Limited” or the “Predecessor”).

Old Seadrill Limited was previously listed under the Symbol “SDRL” on the NYSE and the OSE. On June 19, 2020 it delisted from the NYSE and has most recently traded on the OTC Pink Market (“OTCPK”) under the Symbol “SDRLF”. Following the Effective Date, trading of Old Seadrill Limited’s shares was suspended on both exchanges.

On April 28, 2022, Seadrill Limited completed a listing of its shares on Euronext Expand. On October 11, 2022, Seadrill Limited received approval to relist its common shares on the NYSE under the ticker symbol “SDRL”. The shares commenced trading on October 14, 2022. Following the listing on NYSE, the status of Seadrill Limited’s listing on the Euronext Expand market of the OSE was changed from a primary to secondary listing.

On November 17, 2022, Seadrill’s shares were moved from the Euronext Expand market to the main list of the OSE.

Seadrill Limited’s registered office is at Park Place, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda. Telephone: +1 (441) 242 1500 and fax: +1 (441) 295-3494. Its principal executive offices are located at the Group’s corporate headquarters (Seadrill Management) in Chiswick Business Park, Building 11, 2nd Floor, 566 Chiswick High Road, London W4 5YS, United Kingdom, and its telephone at this address is +44 (0) 20 881 4700. The Group’s website address is www.seadrill.com.

Significant Developments since January 1, 2022

(a) Chapter 11 reorganization

On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 proceedings. The following major changes to Seadrill’s capital structure were achieved through the restructuring:

1.	Additional $350 million of liquidity raised;

2.	Obligations under external credit facilities decreased from $5,662 million to $683 million of reinstated debt with maturity in 2027;

3.	Future obligations under capital lease arrangements in respect of the West Taurus, West Hercules and West Linus substantially eliminated; and

4.	Elimination of guarantees previously provided to holders of the senior notes issued by the Seadrill New Finance Limited group (“NSNCo”).

Seadrill emerged from bankruptcy with cash of $509 million, of which $355 million was unrestricted and $154 million was restricted. Seadrill also had $125 million undrawn on its new revolving credit facility which together with the unrestricted cash provided $480 million of liquidity to the Successor company. Following emergence, Seadrill had total debt obligations of $908 million. This comprised $683 million outstanding on reinstated credit facilities; $175 million drawn on its new term loan; and a $50 million convertible bond.

In order to substantially eliminate future commitments under capital lease arrangements with SFL, Seadrill rejected the West Taurus lease through the bankruptcy court in early 2021 and negotiated amendments to the leases of West Hercules and West Linus in August 2021 and February 2022, respectively. The amended leases for West Hercules and West Linus are short term; the West Linus was returned to SFL on September 30, 2022, and the West Hercules was delivered back to SFL in December 2022. In addition to reducing the lease terms, the lease amendments extinguished Seadrill’s obligations to purchase the units at the end of the leases (amongst other changes).

As part of Seadrill’s wider process, NSNCo, now Paratus Energy Sevices Limited (“PES”), the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:

1.	Holders of the senior secured notes issued by NSNCo (“notes”, “noteholders”) released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;

2.	Noteholders received a 65% equity interest in NSNCo with Seadrill’s equity interest thereby decreasing to 35%; and

3.	Reinstatement in full of the notes on amended terms.

Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.

For a detailed description of Seadrill’s comprehensive restructuring, please refer to Note 3— “Chapter 11” of the audited Seadrill financial statements included in this prospectus.

(b) Listing on Oslo Stock Exchange and New York Stock Exchange

Seadrill’s common shares commenced trading on the Euronext Expand market of the OSE on April 28, 2022, under the ticker “SDRL”.

On October 11, 2022, Seadrill received approval to relist its common shares on the NYSE under the ticker symbol “SDRL”. The shares commenced trading on October 14, 2022. Following the listing on NYSE, the status of Seadrill’s listing on the Euronext Expand market of the OSE was changed from a primary to secondary listing.

On November 17, 2022, Seadrill’s shares were moved from the Euronext Expand market to the main list of the OSE.

(c) Rig disposal program

Seadrill previously initiated a program to dispose of long-term cold stacked units. Under this program, all cold stacked units were reviewed to identify units that were unlikely to secure work that offered a satisfactory return on the cost of the reactivation. In total ten units were identified for disposal with seven units being sold in 2021 and the remaining three units being sold in 2022. The units sold in 2022 include the West Venture, Sevan Driller and Sevan Brasil. The West Venture was sold to Rota Shipping for recycling on January 19, 2022 for $7 million. The Sevan Driller and Sevan Brasil were sold to New Fortress Energy on April 7, 2022 for $18 million and $6 million respectively. Proceeds from the disposals, less any sales costs, were repaid to the lenders holding the relevant security following Seadrill’s emergence from Chapter 11.

(d) Rig reactivations

Seadrill has commenced reactivation of five previously cold-stacked drilling units. Reactivation of the drillships West Carina and West Jupiter commenced in December 2021 and February 2022 respectively, with reactivation of the jackup rigs West Ariel, West Leda, and West Cressida commencing in April 2022.

Reactivation projects for the West Carina and West Jupiter are complete, with both rigs mobilizing for operations in Brazil. The West Carina commenced operations in November 2022 and the West Jupiter commenced operations in December 2022. Reactivation projects for the West Ariel, West Leda, and West Cressida were handed over to ADES Arabia Holding Ltd. following the sale of jackup units described below.

(e) Lease of West Gemini to Sonadrill joint venture

On July 1, 2022, Seadrill novated two drilling contracts for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of the contracts. Seadrill will continue to manage the rig on behalf of Sonadrill.

(f) Sale of jackup units in the Kingdom of Saudi Arabia

On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd. (together, “ADES”) for the sale of entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). Following entry into the Jackup SPA, we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. The assets and liabilities of the KSA Business were reclassified as held for sale.

On October 18, 2022, the Jackup Sale closed and the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contracts related to the rigs. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items. We have determined an accounting gain on disposal of $276 million, subject to final post-closing adjustments.

(g) Redelivery of leased units to SFL Corporation

On September 30, 2022, the harsh environment jackup unit, West Linus, was redelivered to SFL Corporation.

Following the redelivery, Seadrill had one remaining rig leased from SFL Corporation, West Hercules, which was redelivered in December 2022.

(h) Paratus Energy Services Limited disposal

On September 30, 2022, Seadrill entered into share purchase agreements under which it agreed to sell its entire 35% shareholding in Paratus Energy Services Limited (formerly Seadrill New Finance Limited) (“PES”) and certain other interests (the “PES Sale”). The PES Sale was completed in February 2023. PES is the entity through which investments in the SeaMex Group, Seabras Sapura, and Archer Ltd were held. In connection with the PES Sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.

(i) Payments under second lien facility

On October 18, 2022, in connection with the Jackup Sale, Seadrill made a mandatory payment of $204 million under its secured second lien debt facility. The payment was comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest. On November 14, 2022, Seadrill made a voluntary payment of $269 million under its second lien debt facility. This payment was comprised of $250 million in debt principal, $13 million in exit fee, and $6 million in accrued interest. On February 10, 2023, Seadrill made a voluntary payment of $118 million under its second lien debt facility. This payment was comprised of $110 million in debt principal, $6 million in exit fee, and $2 million in accrued interest. On March 15, 2023, Seadrill made a voluntary payment of $44 million under its second lien debt facility. This payment was comprised of $40 million in debt principal, $2 million in exit fee, and $2 million in accrued interest. As such, in total, post period Seadrill made payments under its second lien debt facility of $635 million, including $592 million in debt principal.

(j) Statement of claim from SFL Hercules Ltd.

On March 5, 2023, Seadrill was served with a claim from SFL Hercules Ltd., filed in the Oslo District Court in Norway, relating to our redelivery of the rig West Hercules to SFL in December 2022. In its petition, SFL claims that the rig was not redelivered in the condition required under our contract with SFL and seeks damages in the amount of approximately NOK 300 million (approximately $28 million). We are currently assessing the claim and intend to vigorously defend our position. At this time, we are unable to determine an amount or range of possible loss, if any. See “Risks Relating to Seadrill—Risks Relating to Our Company and Industry—We may be subject to litigation, arbitration, other proceedings and regulatory investigations that could have an adverse effect on us.”

Significant Developments for the Period from January 1, 2021 through and including December 31, 2021

(a) Seadrill Partners global settlement

On May 24, 2021, Aquadrill (formerly Seadrill Partners or “SDLP”) emerged from Chapter 11 after successfully completing their reorganization. All conditions precedent to the restructuring were satisfied or otherwise waived. Existing equity interests in SDLP were canceled, released, and extinguished. As a result, SDLP is no longer an associate or related party of Seadrill, and we will no longer be providing management services to SDLP, aside from transitional services on two rigs, West Vela and West Capella.

Seadrill and SDLP executed a settlement agreement whereby both parties agreed to waive all claims in respect of pre-filing amounts due. This resulted in a write off of the fully provided pre-filing receivables due from SDLP, as well as an $8 million gain on the write-off of payables to SDLP.

(b) Northern Ocean settlement

On December 23, 2021, a settlement agreement with Northern Ocean became effective extinguishing all outstanding claims between Seadrill and Northern Ocean. The settlement resulted in the write-off of $18 million pre-petition balances owed to Northern Ocean for the lease of the West Bollsta. A further $18 million of post-petition balances owed for the West Bollsta were net settled for no cash against related party receivables due from Northern Ocean. The remaining $132 million of receivables due from Northern Ocean, which had been fully provided for, were written off against the expected credit loss provision.

Significant Developments for the Period from January 1, 2020 through and including December 31, 2020

(a) Comprehensive Restructuring and Bankruptcy Proceedings

Refer to Note 4 – “Chapter 11” of the audited Seadrill financial statements included in this prospectus for full details on our comprehensive restructuring and bankruptcy proceedings.

(b) Purchase of AOD non-controlling interest shares

In September 2020, we acquired the minority holding of 33.76% of the share capital of Asia Offshore Drilling Limited (“AOD”) from Mermaid International Ventures (“Mermaid”) for cash consideration of $31 million, giving Seadrill a 100% shareholding in AOD.

(c) Disposal of West Epsilon

In September 2020, we sold the cold-stacked harsh-environment jack-up rig West Epsilon for $12 million with the proceeds paid directly to our banks as an early repayment against our external debt.

Capital expenditures

Our capital expenditures primarily relate to (i) upgrades to our existing drilling units and (ii) costs incurred on major maintenance projects. We have summarized capital expenditures for the periods covered by the audited financial statements of Seadrill included in this prospectus.

Summary of capital expenditures	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Additions to drilling units and equipment	(29)	(27)	(48)
Payments for long-term maintenance	(64)	(121)	(114)

Total capital expenditure	(93)	(148)	(162)

Further information

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may find additional information on Seadrill on that site. The address of that site is http://www.sec.gov.

Business Overview

Introduction

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow to ultra-deepwater in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Typically, our customers are oil super-majors, state-owned national oil companies and independent oil and gas companies.

Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into a major international offshore drilling contractor. We owned 24 drilling rigs as at December 31, 2021, leased three from our related parties SFL (two) and Northern Ocean (one), and managed nine rigs on behalf of SeaMex (five), Aquadrill (formerly Seadrill Partners) (two), and Sonadrill (two). The five SeaMex rigs were included within our discontinued operations held for sale and were classified as managed rigs at December 31, 2021. We sold the West Venture in January 2022 and the Sevan Brasil and Sevan Driller in April 2022. As of September 30, 2022, we owned 21 drilling rigs, leased one rig from SFL SFL, and managed a further seven rigs that are owned by third parties; five rigs owned by SeaMex and two rigs owned by Sonangol. We sold seven rigs in October 2022, reducing the number of owned rigs to 14.

We are recognized for providing high quality operations, in some of the most challenging sectors of offshore drilling. As of December 31, 2021, we employed 3,220 employees across the globe. We are incorporated in Bermuda and have worldwide operations based on where activities are conducted in the global oil and gas industry.

We operate through the following segments: (i) harsh environment; (ii) floaters; and (iii) jack-up rigs, as further explained herein.

Our Fleet

Our relatively modern fleet, among the youngest in the industry, is well positioned compared with other major offshore drillers. As of December 31, 2021, our owned fleet was 24 drilling units which included 6 drillships, 6 semi-submersible rigs and 12 jack-up rigs. As of September 30, 2022, we owned 9 semisubmersible rigs or drillships (including one for harsh environments), and 5 jack-ups (including one for harsh environments) (not including those rigs sold as part of the KSA Business (as defined below)).

For additional information on our drilling units and newbuildings refer to “Property, Plant and Equipment” below.

We categorize the drilling units in our fleet as (i) floaters, (ii) jack-ups and (iii) harsh environment. This is further explained below.

(a) Floaters

Our floaters segment encompasses our drillships and benign environment semi-submersible rigs.

Drillships:

Drillships are self-propelled ships equipped for drilling offshore in water depths ranging from 1,000 to 12,000 feet and are positioned over the well through a computer-controlled thruster system. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 120 to 160 people.

Semi-submersible drilling rigs:

Semi-submersibles are self-propelled drilling rigs consisting of an upper working and living quarters deck connected to a lower hull consisting of columns and pontoons. Such rigs operate in a “semi-submerged” floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. The rig is situated over a wellhead location and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line.

Semi-submersible rigs can be either moored or dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors and typically operate in water depths ranging up to 1,500 feet. Dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system and typically operate in water depths ranging from 1,000 to 12,000 feet. Depending on country of operation, semi-submersible rigs generally operate with crews of 110 to 130 people.

(b) Jack-Up Rigs

Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the seabed. A jack-up rig is mobilized to the drill site with a heavy lift vessel or a wet tow. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated to an approximate operational airgap of 50 to 100 feet depending on the expected environmental forces. After completion of the drilling operations, the hull is lowered to floating draft, the legs are raised and the rig can be relocated to another drill site. Jack-ups are generally suitable for water depths of 450 feet or less and operate with crews of 80 to 110 people.

(c) Harsh Environment

Harsh environment rigs include both semi-submersibles and jack-ups that have a number of design modifications to be able to handle to weather conditions as seen in the North Sea and Canada. Compared to benign environment rigs, these modifications include increased variable load to reduce the need for resupply, increased air gap to increase wave clearance, increased automation, changes in the geometry of the legs or columns to decrease wind and wave loads, and greater spacing between the legs or columns. Harsh environment rigs tend to be larger, heavier and more expensive to construct than benign environment rigs.

Competitive Strengths

Our competitive strengths focus on four key areas:

(a) Scale and age-one of the largest and youngest offshore drilling contractors

Since our inception in 2005, we have developed into a large international offshore drilling company, with a significant geographical footprint. All of our rigs were built after 2007 and we have one of the youngest rig fleets in our industry.

(b) Unwavering commitment to safety and the environment.

We believe that the combination of quality drilling units and a highly skilled workforce allows us to provide our customers with safe and efficient operations. As part of our over-all ESG focus, we behave responsibly towards our shared environment and continue to commit resources to improving our environmental programs with a drive to reduce our overall carbon footprint (“B” ranking awarded by Carbon Disclosure Program in 2021, above average compared to our peer group). Nothing is more important to us than the health, safety and security of our workforce and the communities in which we operate.

During 2021 we continued to provide additional resources to our workforce to look after their mental health in response to the ongoing COVID-19 pandemic. Also, as a response to the pandemic, our onshore and offshore personnel have actively participated in the global vaccination campaign. Finally, our teams in several local areas of operations have contributed in different ways to the local community to help battle the ongoing pandemic.

(c) Technologically advanced fleet

Our drilling units are amongst the most technologically advanced in the world. Our modern fleet offers superior technical capabilities, resulting in high operational reliability. Our proven operational track record and fleet composition positions us well to secure new drilling contracts and continue relationships with existing customers.

(d) Trust-based, enduring Customer relationships

We have strong relationships with our customers that are based on trust in our people, operational track record and the quality and reliability of our assets. Our customers are oil super-majors, state-owned national oil companies and independent oil and gas companies.

Overall Strategy

From shallow to ultra-deep water, in both harsh and benign environments, our vision is to set the standard in offshore drilling, and we deliver this vision through the four pillars of our strategy:

(a) Best Operations

Our objective is to deliver the best operations possible—both in terms of utilization and commitment to health, safety and the environment. To do this, we leverage one of the most modern rig fleets in the industry combined with a motivated, highly skilled and experienced workforce.

(b) Right rigs

We are organized by asset class – Harsh Environment, Jack-Ups and Floaters. Having the right rigs in these segments allows us to offer a range of assets to suit the diverse needs of our customers, working in various geographies and water depths, whilst positioning ourselves for future growth in the industry.

(c) Strongest relationships

We have established robust, long-term relationships with key players in the industry and we will seek to deepen and strengthen these relationships further. This involves identifying additional value-adding services for our customers and developing long-term, mutually beneficial partnerships. We strive to provide the best possible service to our customers and be valued partners in their success.

(d) Leading organization

We are proud of our culture and we recognize that our business is built on people. As part of our strategy, we aim to recruit, retain, and develop the best people in the industry and to build a dynamic organization that continually adapts to ever-evolving business needs.

Research and Development

We recognize the significant impact that technology is having on our industry and through adopting new technological advances, improving connectivity and digitizing the way we operate, we have enhanced visibility over monitoring and managing our assets. Innovation remains at the center of our strategy. For instance, research and development has enabled us to implement PLATO, an advanced data analytics platform that monitors rig performance. The ability to draw insight from these large data sets help us to optimize our drilling performance for customers and ensure care and maintenance of our equipment, without compromising on safety.

Markets

Our operations are geographically dispersed in oil and gas exploration and development areas throughout the world. We operate in a single, global offshore drilling market, as our drilling rigs are mobile assets and are able to be moved according to prevailing market conditions. We organize our business into the following segments: (i) harsh environment; (ii) floaters; and (iii) jack-ups. For details of our revenues and fixed assets by operating segment and geography, refer to Note 6—“Segment information” to the audited and unaudited financial statements of Seadrill included in this prospectus.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business. However, we have operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of the rigs and our ability to relocate rigs between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could include the hurricane season and loop currents for our operations in the Gulf of Mexico, the winter season in offshore Norway, West of the Shetlands and Canada, and the monsoon season in Southeast Asia.

Customers

Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities. For an analysis of our most significant customers, refer to Note 6— “Segment information” to the audited and unaudited financial statements of Seadrill included in this prospectus.

Drilling contracts

In general, we contract our drilling units to oil and gas companies to provide offshore drilling services at an agreed dayrate for a fixed contract term or on a well completion basis. Dayrates can vary, depending on the type of drilling unit and its capabilities, contract length, geographical location, operating expenses, taxes and other factors such as prevailing economic conditions. We do not provide “turnkey” or other risk-based drilling services to the customer. Instead, we provide a drilling unit and rig crews and charge the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all the ancillary costs of constructing the well and supporting drilling operations, as well as most of the economic risk relative to the success of the well.

Where operations are interrupted or restricted due to equipment breakdown or operational failures, we do not generally receive dayrate compensation for the period of the interruption in excess of contractual allowances. Furthermore, the dayrate we receive can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or requested suspension of services by the customer and other operating factors.

However, contracts normally allow for compensation when factors beyond our control, including weather conditions, influence the drilling operations and, in some cases, for compensation when we perform planned maintenance activities. In some of our contracts, we are entitled to cost escalation to compensate for industry specific cost increases as reflected in publicly available cost indexes.

We may receive lump sum or dayrate based fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to the start of drilling services. In some cases, we may also receive lump sum or dayrate based fees for demobilization upon completion of a drilling contract.

Our contracts may generally be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period because of a breakdown of major rig equipment, “force majeure” or upon the occurrence of other specified conditions. Some contracts include provisions that allow the customer to terminate the contract without cause for a specified early termination fee.

A drilling unit may be “stacked” if it has no contract in place. Drilling units may be either warm stacked or cold stacked. When a rig is warm stacked, the rig is idle but can deploy quickly if an operator requires its services. Cold stacking a rig involves reducing the crew to just a few key individuals or removal of the entire crew and storing the rig in a harbor, shipyard or designated area offshore.

Competition

The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to small locally-owned companies. The demand for offshore drilling services is driven by oil and gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and gas companies’ expectations regarding oil and gas prices, anticipated production levels, worldwide demand for oil and gas products, the availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments.

Oil and gas prices are volatile, which has historically led to significant fluctuations in expenditures by our customers for drilling services. Variations in market conditions during cycles impact us in different ways, depending primarily on the length of drilling contracts in different regions.

Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, technical specification, rig location, condition and integrity of equipment, their record of operating efficiency, safety performance record, crew experience, reputation and industry standing and customer relations.

Furthermore, competition for offshore drilling rigs is generally on a global basis, as rigs are highly mobile. However, the cost associated with mobilizing rigs between regions is sometimes substantial, as entering a new region could necessitate upgrades of the unit and its equipment to specific regional requirements. In particular, for rigs to operate in harsh environments, such as offshore Norway and Canada, as opposed to benign environments, such as the Gulf of Mexico, West Africa, Brazil and Southeast Asia, more demanding weather conditions would require more costly investment in the outfitting and maintenance of the drilling units.

For further information on current market conditions and global offshore drilling fleet, refer to “Trend Information” below.

Risk of Loss and Insurance

Our operations are subject to hazards inherent in the drilling of oil and gas wells, including blowouts and well fires, which could cause personal injury, suspend drilling operations, or seriously damage or destroy the equipment involved. Offshore drilling contractors are also subject to hazards particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Our rig insurance package policy provides insurance coverage for physical damage to our rigs, loss of hire for our working rigs and third-party liability.

(a) Physical Damage Insurance

We purchase hull and machinery insurance to cover for physical damage to our drilling rigs. We retain the risk, through self-insurance, for the deductibles relating to physical damage insurance on our drilling unit fleet; currently, a maximum of $5 million per occurrence.

(b) Loss of Hire Insurance

We also have insurance to cover loss of revenue for our operational rigs (floaters and harsh environment jack-ups, not benign environment jack-ups) in the event of extensive downtime caused by physical damage, where such damage is covered under our physical damage insurance. The loss of hire insurance has a deductible period of up to 60 days after the occurrence of physical damage. Thereafter we are compensated for loss of revenue up to 290 days per event and aggregated per year. The daily indemnity will vary from 75% to 100% of the contracted dayrate. We retain the risk related to loss of hire during the initial 60-day period, as well as any loss of hire exceeding the number of days permitted under the insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the loss of hire policy, we will be responsible for the loss of revenue in such a period.

(c) Protection and Indemnity Insurance

We also purchase Protection and Indemnity insurance (P&I) and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $500 million and $700 million in the United States per event and in the aggregate. We retain the risk for the deductible of up to $25,000 per occurrence relating to protection and indemnity insurance or up to $500,000 for claims made in the United States.

Environmental and Other Regulations in the Offshore Drilling Industry

Our operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. See also, “Risks Relating to Seadrill—Risks Relating to Our Company and Industry—We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

(a) Flag State Requirements

All our drilling units are subject to regulatory requirements of the flag state where the drilling unit is registered. The flag state requirements are international maritime requirements and, in some cases, further interpolated by the flag state itself. These include engineering, safety and other requirements related to the maritime industry. In addition, each of our drilling units must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state and the international conventions of which that country is a member. Maintenance of class certification requires expenditure of substantial sums and can require taking a drilling unit out of service from time to time for repairs or modifications to meet class requirements. Our drilling units must generally undergo class surveys annually and a renewal survey once every five years. In addition, for some of the internationally-required class certifications, such as the Code for the Construction and Equipment of Mobile Offshore Drilling Units (the “MODU Code”) certificate, the classification society will act on a flag state’s behalf. The Classification Society can also act on behalf of the Flag State for survey and issue of International Certification. Port States can also impose stricter regimes than the Flag State when the drilling unit is operating in their territorial waters.

(b) International Maritime Regimes

Applicable international maritime regime requirements include, but are not limited to, the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, MODU Code, and the BMW Convention. These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See also, “Risks Relating to Seadrill—Risks Relating to Our Company and Industry—We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. Under its requirements, only ballast water treatment will be accepted from the next International Oil Pollution Prevention renewal survey (after September 8, 2019). All Seadrill units considered in operational status are in full compliance with the staged implementation of the BWM Convention by International Maritime Organization guidelines.

(c) Environmental Laws and Regulations

Applicable environmental laws and regulations include the U.S. Oil Pollution Act of 1990, (“OPA”), the Comprehensive Environmental Response, Compensation and Liability Act, (“CERCLA”), the U.S. Clean Water Act, (“CWA”), the U.S. Clean Air Act, (“CAA”), the U.S. Outer Continental Shelf Lands Act (“OCSLA”), the U.S. Maritime Transportation Security Act of 2002 (“MTSA”), European Union regulations, including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to pollution or protection of the environment and natural resources. In certain circumstances, these laws may impose strict, joint and several liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. See also, “Risks Relating to Seadrill—Risks Relating to Our Company and Industry—We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

(d) Safety Requirements

Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. The United States undertook substantial revision of safety regulations applicable to our industry following the 2010 Deepwater Horizon Incident, in which we were not involved. Other countries also have undertaken or are undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results by adding to the costs of exploring for, developing and producing oil and gas in offshore settings. For instance, in 2016, the BSEE published a final rule that sets more stringent design requirements and operational procedures for critical well control equipment used in offshore oil and gas drilling and separately announced a risk-based inspection program for offshore facilities. Also, in 2016, BOEM issued a final Notice to Lessees and Operators imposing more stringent supplemental bonding procedures for the decommissioning of offshore wells, platforms and pipelines. These regulations, which may result in additional costs for us, have since become the subject of additional review and possible revision by BSEE and BOEM and, as a result, we cannot predict their impact on our future operations. The EU also has undertaken a significant revision of its safety requirements for offshore oil and gas activities through the issue of the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations. These other future safety and environmental laws and regulations regarding offshore oil and gas exploration and development may increase the cost of our operations, lead our customers to not pursue certain offshore opportunities and result in additional downtime for our drilling units. In addition, if material spill events similar to the Deepwater Horizon Incident were to occur in the future, or if other environmental or safety issues were to cause significant public concern, the United States or other countries could elect to, again, issue directives to cease drilling activities in certain geographic areas for lengthy periods of time.

(e) Navigation and Operating Permit Requirements

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Some of these laws contain criminal sanctions in addition to civil penalties.

(f) Local Content Requirements

Governments in some countries have become increasingly active in local content requirements on the ownership of drilling companies, local content requirements for equipment utilized in our operations, and other aspects of the oil and gas industries in their countries. These regulations include requirements for participation of local investors in our local operating subsidiaries in countries such as Angola and Nigeria. There are currently also local content requirements in relation to drilling unit contracts in which we are participating in Brazil, although Brazil recently lessened local content requirements for future projects. Although these requirements have not had a material impact on our operations in the past, they could have a material impact on our earnings, operations and financial condition in the future.

(g) Other Laws and Regulations

In addition to the requirements described above, our international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which we operate, including laws and regulations relating to the importation of, and operation of, drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

Organizational Structure

Consolidated Subsidiaries

A full list of our significant management, operating and rig-owning subsidiaries is shown in Exhibit 21.1, which is filed with the registration of which this prospectus forms a part. All subsidiaries are, indirectly or directly, wholly-owned by us.

Investments in Non-Consolidated Entities

In addition to owning and operating our offshore drilling units through our subsidiaries, we also have investments in other offshore drilling and oil services companies. Below are our significant equity investments:

(a) Gulfdrill

Gulfdrill is a joint venture that operates five premium jack-ups in Qatar with Qatargas. We have a 50% ownership stake in Gulfdrill. The remaining 50% interest is owned by Gulf Drilling International (“GDI”), who manages all five rigs. We lease three of our jack-up rigs to the joint venture (West Castor, West Telesto, and West Tucana), with the additional two units being leased from a third party shipyard. The Company only leases the rigs into Gulfdrill and all costs are incurred by Gulfdrill.

(b) Sonadrill

Sonadrill is a joint venture that operates drillships focusing on opportunities in Angolan waters. We have a 50% ownership stake in Sonadrill. The remaining 50% interest is owned by Sonangol. Both Seadrill and Sonangol agreed to bareboat two units each into the joint venture with Seadrill due to manage the two Sonangol owned drillships. On October 1, 2019, the first bareboat and management agreements for the Sonangol drilling unit, Libongos, became effective. The rig commenced its first drilling contract on October 10, 2019. The Libongos and Quenguela are currently operating in Angola. The two committed Seadrill rigs will be leased to the joint venture when required; to date no contracts have been secured for these rigs.

For further information on our investments in non-consolidated entities, refer to Note 15— “Investment in associated companies” to the unaudited financial statements of Seadrill included in this prospectus and Note 17— “Investment in associated companies” to audited financial statements of Seadrill included in this prospectus.

Discontinued Operations

(a) Paratus Energy Services Limited (formerly NSNCo)

As of December 31, 2021, NSNCo, now Paratus Energy Services Limited, owned investments in SeaMex (100%), Seabras Sapura (50%) and Archer (15.7%). These are described in further detail in points (b), (c) and (d) below.

On October 26, 2021, NSNCo and its subsidiaries were classified as a discontinued operation following the Bankruptcy Court’s approval of a proposed sale of 65% of Seadrill’s equity interest in NSNCo to its lenders. The sale was conducted through the use of a pre-packaged Chapter 11 bankruptcy process which completed on January 20, 2022. Following the sale in early 2022, NSNCo was renamed Paratus Energy Services Limited, and was deconsolidated from the Seadrill group with the residual 35% interest being reflected as an equity method investment.

Please refer to the NSNCo restructuring described in Note 4 – “Chapter 11” to the audited and unaudited financial statements of Seadrill included in this prospectus.

On September 30, 2022, we entered into Share Purchase Agreements under which we agreed to sell our entire 35% shareholding in Paratus Energy Services Limited and certain other interests. The sale was completed in February 2023. In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.

(b) SeaMex

SeaMex is a drilling contractor that owns and operates five jack-up drilling units located in Mexico under contract with Pemex. SeaMex was a 50% owned joint venture until November, 2 2021, when NSNCo acquired the remaining 50% interest in SeaMex through a restructuring arrangement resulting in SeaMex being consolidated, as a discontinued operation, into NSNCo and Seadrill.

(c) Seabras Sapura

Seabras Sapura is a group of related companies that own and operate six pipe-laying service vessels in Brazil. NSNCo has a 50% ownership stake in each of these companies. The remaining 50% interest is owned by Sapura Energy.

(d) Archer

Archer is a global oilfield service company that specializes in drilling and well services. NSNCo owns 15.7% of the outstanding common shares of Archer and convertible loan note that has a conversion right into equity of Archer.

Property, Plant and Equipment

Drilling units

The following tables, presented as at November 30, 2022, provide certain specifications for our drilling rigs. Unless otherwise noted, the stated location of each rig indicates either the current drilling location, if the rig is operating, or the next operating location, if the rig is mobilizing for a new contract.

(a) Owned fleet

Harsh Environment

Harsh Environment Semi-submersible rigs (one)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at November 30, 2022	Estimated month of rig availability
West Phoenix	2008	10,000	30,000	Norway	March 2024

Harsh Environment Jack-up Rigs (one)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at November 30, 2022	Estimated month of rig availability
West Elara	2011	450	40,000	Norway	March 2028

Floaters

Benign Environment Semi-submersible rigs (two)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at November 30, 2022	Estimated month of rig availability
West Eclipse	2011	10,000	40,000	Namibia	available
Sevan Louisiana	2013	10,000	40,000	USA	December 2023

Drillships (six)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2021	Estimated month of rig availability
West Gemini	2010	10,000	35,000	Angola	October 2024
West Tellus	2013	12,000	40,000	Brazil	December 2025
West Neptune	2014	12,000	40,000	USA	December 2023
West Jupiter	2014	12,000	40,000	Brazil	October 2025
West Saturn	2014	12,000	40,000	Brazil	October 2026
West Carina	2015	12,000	40,000	Brazil	October 2025

Jack-ups

Benign Environment Jack-up Rigs (eleven)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at November 30, 2022	Estimated month of rig availability
West Prospero	2007	400	30,000	Malaysia	available
West Castor	2013	400	30,000	Qatar	August 2023
West Tucana	2013	400	30,000	Qatar	June 2024
West Telesto	2013	400	30,000	Qatar	May 2025

We also leased two harsh environment rigs in the North Sea—the West Linus and West Hercules, which were leased from SFL but redelivered in September and December 2022, respectively.

The five SeaMex rigs are included within our discontinued operations held for sale and have been classified as managed rigs.

The drilling units were pledged as collateral under our senior secured debt held as subject to compromise at December 31, 2021. On emergence, the drilling units will be pledged as collateral under the new debt agreements.

(b) Rig Disposal Program

Seadrill previously initiated a program to dispose of long-term cold stacked units. Under this program, all cold stacked units were reviewed to identify units that were unlikely to secure work that offered a satisfactory return on the cost of the reactivation. In total ten units were identified for disposal with seven units being sold in 2021 and the remaining three units being sold in 2022. The units sold in 2022 include the West Venture, Sevan Driller and Sevan Brasil. The West Venture was sold to Rota Shipping for recycling on January 19, 2022 for $7 million. The Sevan Driller and Sevan Brasil were sold to New Fortress Energy on April 7, 2022 for

$18 million and $6 million respectively. Proceeds from the disposals, less any sales costs, were repaid to the lenders holding the relevant security following Seadrill’s emergence from Chapter 11.

Office and Equipment

We lease offices and other properties in several locations including Stavanger in Norway, Singapore, Houston in the United States, Rio de Janeiro in Brazil, Dubai in the United Arab Emirates and Liverpool and London in the United Kingdom. Our Consolidated Balance Sheet includes office equipment, IT equipment and leasehold improvements held in these locations.

Legal Proceedings

For a discussion of Seadrill’s legal proceedings, see Note 30 – “Commitments and contingencies” to Seadrill’s audited financial statements included in this prospectus and Note 25 – “Commitments and contingencies” to Seadrill’s unaudited financial statements included in this prospectus.

Exchange Controls

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of the Shares to and between residents and non-residents of Bermuda for exchange control purposes provided that the Shares are listed on Euronext Expand, the OSE and/or the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the Company’s performance or its creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of the Company’s business or for the correctness of any opinions or statements expressed in this Prospectus. Certain issues and transfers of Shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

Aquadrill LLC

4th Floor

Reading Bridge House

George Street, Reading

United Kingdom RG18LS

+44 7765 227 902

Business Overview

Aquadrill is a holding company which owns offshore drilling rigs available to the oil and gas industry. Aquadrill’s primary business is the ownership of drillships, semi-submersible rigs and tender rigs available for operations in shallow to ultra-deepwater areas in both benign and harsh environments. For the nine months ended September 30, 2022, Aquadrill owned and operated a fleet of 8 drilling units, including 4 drillships, 1 semi-submersible rig and 3 tender rigs.

Aquadrill competes in a single, global operating segment, which involves contracting its mobile offshore drilling fleet and related equipment primarily on a dayrate and bareboat basis to drill wells for its customers, typically oil super-majors, national oil companies, independent oil and gas companies and other drilling contractors as a bareboat charter. To operate its rigs, Aquadrill has contracted with reputable service providers who are recognized for providing high quality operations in some of the most challenging sectors of offshore drilling. Aquadrill’s drilling fleet is one of the most versatile fleets in the world, consisting of drillships, semi-submersible and tender rigs used in support of offshore drilling activities and offshore support services on a worldwide basis.

Aquadrill’s drilling rig fleet is deployed in geographically dispersed oil and gas exploration and development areas throughout the world. Although rigs can be moved from one region to another, the cost of moving rigs and the availability of rig-moving vessels may cause the supply and demand balance to fluctuate somewhat between regions. Still, significant variations between regions do not tend to persist long term because of rig mobility. Aquadrill’s fleet is deployed in a single, global market for the provision of contract drilling services. The location of Aquadrill’s rigs and the allocation of its resources are determined by the activities and needs of its customers.

BOARD OF DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGER

Board of Directors, Management and Compensation of Seadrill Prior to the Merger

Board of Directors

The Seadrill Board consists of seven individuals. The names and positions of the Directors as of March 22, 2023 are set out in the table below:

Name	Position
Julie Johnson Robertson	Director and Chair of the Board
Mark McCollum	Director
Jean Cahuzac	Director
Jan Kjaervik	Director
Andrew Schultz	Director
Paul Smith	Director
Ana Zambelli	Director

Certain biographical information about each of our directors is set forth below.

Julie Johnson Robertson is a highly respected leader in the offshore drilling business, and previously one of the highest ranking female chief executives in the energy sector. Ms. Robertson has more than 40 years of experience from various roles in Noble Corporation plc and its predecessor companies, including chair of the board, president and chief executive officer until Ms. Robertson opted to retire at which time she was named executive chairman until her retirement was effective. She holds a Bachelor of Journalism from the University of Texas at Austin and has attended the Advanced Management Program at Harvard Business School. Ms. Robertson is a US citizen and resides in Houston, Texas, US.

Ms. Robertson also currently holds directorships at EDG Resources, Inc (Independent Director), Superior Energy Services (Independent Director) and Spindletop Charities (Nonprofit Board Member).

Mark McCollum has extensive global OFSE experience and is an NYSE financial expert who has chaired three public company audit committees. Mr. McCollum has 17-years of experience in the oil and gas industry, having most recently served as President and CEO of Weatherford International. Mr. McCollum has also held several roles of prominence at Halliburton, including EVP and CFO. Mr. McCollum currently sits on the board of directors for Westlake Chemical Corporation. Mr. McCollum holds a Bachelor of Business Administration from Baylor University, Texas. Mr. McCollum is a US citizen and resides in Houston, Texas, US.

Mr. McCollum also currently holds directorships and senior management positions at McCollum Capital LLC (Partner), Backcast LLC (General Partner), Baylor College of Medicine (Director), Yellowstone Academy (Director), and Baylor St. Luke’s Medical Center (Director).

Jean Cahuzac has more than 41 years of experience in the offshore energy service industry. Mr. Cahuzac was until recently the CEO of Subsea 7, and has previously worked for Transocean and Schlumberger in operational and management roles. He currently sits on the audit committee at Subsea 7 and is a member of the board at Bourbon Maritime. Mr. Cahuzac holds a degree in mechanical engineering from Ecole des Mines, St. Etienne, France, and a degree in petroleum engineering from the French Petroleum Institute, Paris, France. Mr. Cahuzac is a French citizen and resides in Paris, France.

Mr. Cahuzac also currently holds directorships and senior management positions at EVOLEN (President), Bourbon Maritime SAS (non-executive director) and Subsea 7 S.A. (non-executive director).

Jan Kjaervik has more than 35 years of experience in financial roles across the banking, energy and maritime sectors. Mr. Kjærvik was most recently Head of Treasury & Risk for A.P. Møller-Mærsk and prior to that he held a similar role at Aker Kværner/Solutions. Mr. Kjærvik currently sits on the board of directors and serves as the Audit Committee Chair for Høegh Autoliners, and has previously held directorships in, inter alia, Mærsk Supply Service, Mærsk Insurance, Danish Ship Finance and Britannia PI. Mr. Kjærvik holds a Masters in Economics (lic. oec.) from the University of St. Gallen, Switzerland. Mr. Kjærvik is a Norwegian citizen and resides in Oslo, Norway.

Andrew Schultz is an experienced turnaround investor and executive, as well as a seasoned director with extensive experience in stressed and distressed situations. Mr. Schultz has experience across many industries, including the offshore drilling sector and the E&P sector. Mr. Schultz serves as board chair for Pacific Drilling and as director for Vanguard Natural Resources, in addition to a total of seven other board positions. Mr. Schultz holds a Juris Doctor degree from Fordham University School of Law, New York. Further, he has attended a doctoral program in economic geography (industrial location theory) and other studies in economics and geography at Clark University, Worcester, Massachusetts. Mr. Schultz is a US citizen and resides in New Canaan, Connecticut, US.

Mr. Schultz also currently holds directorships and senior management positions at Algoma Steel, Inc. (Director and Chairman), Quorum Health, LLC (Director and Chairman), Save A Lot, Inc. (Director and Chairman), M|C Communications Inc. (Chairman), Legacy Cabinets, LLC (Chairman), BBK Worldwide, LLC (Director), NYDJ Apparel, LLC (Chairman and Sole Officer), Innovative Fixture Solutions, LLC (Chairman).

Paul Smith has expertise in capital allocation, capital structure, capital markets, and restructurings across various industries globally, including mining and metals, oil and gas, and steel. Mr. Smith is the founder and principal of Collingwood Capital Partners. Mr. Smith previously worked nine years for Glencore, and has held the position as CFO for Katanga Mining. Mr. Smith currently sits on the board for Trident Royalties. Mr. Smith holds a MA in Modern History from Lincoln College, Oxford University. Mr. Smith is a British citizen and resides in Zug, Switzerland.

Mr. Smith also currently holds directorships and senior management positions at Collingwood Capital Partners AG (Founder & Principal), Trident Royalties Plc (non-executive chairman) and Echion Technologies Limited (non-executive director).

Ana Zambelli brings significant industry experience to the Company, with more than 20 years’ experience in the energy services sector in operational, commercial and finance roles. Ms. Zambelli served as Chief Commercial Officer at Maersk Drilling, Managing Director at Transocean, and President of the Brazilian division of Schlumberger. Last, she served as a Managing Director in Brookfield’s Private Equity Group, responsible for business operations in Brazil, where she also provided operational and financial oversight for Brookfield portfolio companies. Ms. Zambelli previously served as an independent member of the Board of Directors of Petrobras and Braskem, and was the founder and leader of the Diversity Committee at the Brazilian Petroleum Institute (IBP) from 2018 to present.

Senior Management

Our executive management team consists of the following six employees who are responsible for overseeing the management of our business (“Management”). The Seadrill Board has organized the provision of management services through Seadrill Management Ltd. (“Seadrill Management”), a subsidiary incorporated in the United Kingdom. The Seadrill Board has defined the scope and terms of the services to be provided by Seadrill Management. The Seadrill Board must be consulted on all matters of material importance and/or of an unusual nature and, for such matters, will provide specific authorization to personnel in Seadrill Management to act on its behalf.

The names of the members of Management as of March 22, 2023, and their respective positions, are presented in the table below:

Name	Age	Position
Simon William Johnson	52	President and Chief Executive Officer
Grant Russel Creed	42	Executive Vice President and Chief Financial Officer
Leif Olaf Nelson	48	Executive Vice President, Chief Operating and Technology Officer
Samir Ali	37	Executive Vice President, Chief Commercial Officer
Torsten Sauer-Petersen	50	Executive Vice President, Human Resources
Todd Strickler	45	Senior Vice President and General Counsel

Simon William Johnson has worked internationally for the past 25 years for a number of publicly listed offshore drilling contractors, including Diamond Offshore, Seadrill, Noble Corporation and Borr Drilling. His early career saw exposure to various rig and shore-based operational roles for MODUs in South East Asia before migrating to more commercially focused roles including Senior Vice President—Marketing and Contracts at Noble Corporation and Chief Executive Officer of Borr Drilling. Mr. Johnson has demonstrated strengths in strategy development, investor engagement and relationship management. Mr. Johnson has many years of exposure to board engagements and associated corporate governance and compliance issues. He holds a Bachelor of Commerce (Economics & Finance) from Curtin University and has completed the Advanced Management Program at Harvard Business School. Mr. Johnson holds Australian citizenship and resides in the United Kingdom.

Grant Russel Creed serves as the Chief Financial Officer of Seadrill Management. Mr. Creed was appointed as Seadrill’s Executive Vice President and Chief Financial Officer in May 2021. Mr. Creed joined the Company in 2013 and has held various positions including Chief Restructuring Officer, VP Mergers & Acquisitions and VP Corporate and Commercial Finance. Prior to joining Seadrill, he held M&A Transaction Services and Audit positions at Deloitte. He is a chartered accountant and holds a Bachelor of Commerce in Accounting from the University of Port Elizabeth, South Africa. Mr. Creed holds dual South African and Australian citizenship and resides in the United Kingdom.

Leif Olaf Nelson has served as Seadrill Management’s Executive Vice President and Chief Operating and Technology Officer since May 2021. Mr. Nelson served as Chief Technology Officer from December 2020, and prior to that Chief Operating Officer from July 2015. Mr. Nelson has been with the Company since 2011. He has over 23 years of experience in the drilling industry. Prior to joining Seadrill, Mr. Nelson held various operational positions for Transocean Ltd. Mr. Nelson is a graduate of the Colorado School of Mines and holds a BSc in Petroleum Engineering. Mr. Nelson also sits on the board of the Well Control Institute and Aquadrill LLC. Mr. Nelson is a U.S. citizen and resides in the United Kingdom.

Samir Ali serves as the Executive Vice President, Chief Commercial Officer of Seadrill Management. He was appointed to the role in August 2022. Prior to joining Seadrill, Mr. Ali was with Diamond Offshore for eight years, most recently serving as VP Investor Relations and Corporate Development. He previously held roles as both a debt and equity investment portfolio manager at Bain Capital and as an investment banker at Simmons & Company. Mr. Ali is a U.S. citizen and resides in the United States.

Torsten Sauer-Petersen has served as Seadrill Management’s Executive Vice President, Human Resources since March 2022. Mr. Sauer-Petersen joined Seadrill in February 2011 and has over 25 years’ experience in the drilling industry, most recently as the Senior Vice President Human Resources. Prior to joining Seadrill, Mr. Sauer-Petersen held various Human Resources positions within Maersk Drilling. He holds an MBA from the International Institute of Management Development (IMD) in Lausanne, Switzerland. Mr. Sauer-Petersen is a Danish citizen and resides in the United Kingdom.

Todd Strickler serves as the Senior Vice President and General Counsel of Seadrill Management. Mr. Strickler was appointed to the role in February 2023. Mr. Strickler has experience in the offshore drilling and services sectors. Prior to joining Seadrill, he served as General Counsel and Chief Administrative Officer at Wellbore Integrity Services. Mr. Strickler was the SVP of Administration, General Counsel, and Corporate Secretary for Paragon Offshore and he served as Associate General Counsel for Noble Drilling. He holds a Bachelor of Science in Mechanical Engineering from the University of Texas at Austin and a Doctor of Law from The University of Texas Law School. Mr. Strickler is a U.S. citizen and resides in the United States.

Compensation of Board of Directors and Management of Seadrill for the Year Ended December 31, 2022

During the year ended December 31, 2022 we paid an aggregate $1.61 million in directors’ fees to the members of the Seadrill Board, serving as members for services towards Seadrill Limited.

Senior management compensation in the year ended December 31, 2022 includes base salary, allowances, retirement plan contributions and payments arising from the Long-Term Incentive and Retention Plan granted in prior years. In addition, members of management are eligible to participate in benefit programs available in their work locations including medical, life insurance and disability benefits.

During the year ended December 31, 2022, we paid an aggregate compensation of $12.38 million, inclusive of retirement benefits, to our senior management.

All of our Executive Committee members have termination related payment clauses in their contracts. These relate to terminations in the context of a “Change of Control Event” or terminations agreed due to “Good Reason” other than “Cause.” “Cause” is defined as one of the following: Gross misconduct; Serious breach of Contract; UK criminal offense; Fraud & corrupt practices relating to the Bribery Act 2010 and ineligibility to work legally in the UK. All the above contracts are signed by the current incumbents. Other than the listed termination related payment clauses, no employee, including members of Management, has entered into employment agreements which provide for any special benefits upon termination of employment.

Seadrill Management Incentive Plan

On August 6, 2022, the Seadrill Board adopted a management incentive plan (the “Management Incentive Plan”) under which awards may be made to certain members of Seadrill’s management and other leading employees. The Management Incentive Plan is designed to align the interests of eligible participants with those of Seadrill Common Shareholders by providing long-term incentive compensation opportunities tied to the participants’ continued services to Seadrill and the performance of Seadrill and its shares.

The Management Incentive Plan provides that the Joint Nomination and Remuneration Committee of the Seadrill Board (the “Committee”) may make various equity awards to participants, including TRSUs and PRSUs, provided that the Management Incentive Plan is limited to a total of 2,910,053 Seadrill Common Shares, representing approximately 5.5% of the fully-diluted common equity of Seadrill. In August 2022, after the Seadrill Board approved the Management Incentive Plan, the Committee made initial awards under the Management Incentive Plan including (i) a total of 128,759 TRSUs for management and employees, vesting ratably annually on each of the first three anniversaries of grant, subject to continued employment through such date, and (ii) a total of 300,435 PRSUs for management and employees, to vest in a cliff at the end of a three-year performance period subject to continued employment through such date and achieving certain performance objectives linked to the closing share price reaching certain levels for at least 45 consecutive trading days during the three-year performance period, as follows: 0% to vest if the share price is below 1.5X share price at the time of award (the “Original Share Price”), 50% to vest if the share price is equal to 1.5X the Original Share Price, 75% to vest if the share price is equal to 2X the Original Share Price, and 100% to vest if the share price is equal to 2.5X the Original Share Price. Vesting for achievement between any of these points shall be subject to straight-line interpolation. The Original Share Price was set by reference to the volume weighted average price of Seadrill Common Shares one day prior to the approval of the Management Incentive Plan and the grant of the initial awards thereunder. Pursuant to the Management Incentive Plan, vested TRSUs and PRSUs will be settled, at the discretion of the Committee, in cash or, subject to receiving the approval of Seadrill Common Shareholders, Seadrill Common Shares.

As further described in the table below, management was awarded a total of 125,553 TRSUs and a total of 292,955 PRSUs under the Management Incentive Plan in 2022.

Management Incentive Plan Awards to Management in 2022

Name	Time-Vested Restricted Stock Units	Performance Restricted Stock Units
Simon William Johnson	53,427	124,662
Grant Russel Creed	18,699	43,632
Leif Olaf Nelson	26,713	62,331
Samir Ali	13,357	31,165
Torsten Sauer-Petersen	13,357	31,165

Board of Directors and Management of the Combined Company After the Merger

Other than as described below, the Seadrill Board and management of Seadrill is expected to remain unchanged following completion of the Merger.

Aquadrill Board Designation Right

Pursuant to the Merger Agreement, Seadrill has agreed to facilitate the addition of two persons designated by Aquadrill at the written direction of the Consenting Members holding at least a majority of Aquadrill Common Units held by all of the Consenting Members as of the date of the Merger Agreement (the “Consenting Majority Members”) to the Seadrill Board, subject to the Seadrill Board’s reasonable and good faith determination that such individuals meet certain qualifications provided in the Merger Agreement. If a designee is unable or unwilling to serve as a director on the Seadrill Board or is unable to satisfy the requirements above, prior to the date of such person’s appointment to the Seadrill Board, Aquadrill, acting at the direction of the Consenting Majority Members, will have the right to designate another individual to serve as a director on the Seadrill Board and to become a designee in place of such person originally designated. Please see “The Merger Agreement—Governance Matters Following the Merger.”

Seadrill’s 2022 annual general meeting was held in Bermuda on March 21, 2023. At the 2022 annual general meeting, Seadrill Common Shareholders approved the proposal to increase the size of the Seadrill Board by two members. Pursuant to the Merger Agreement, Seadrill has agreed to fill these positions with two persons designated by the Consenting Majority Members; however, as of the date of this prospectus, no such designees have been approved by the Seadrill Board, and there can be no assurance that any designees will be appointed to the Seadrill Board. Following the Merger and assuming the successful appointment of two Aquadrill designees, the Seadrill Board will consist of nine directors.

Approval by Seadrill’s shareholders of the board size proposal is not a condition to any party’s obligation to complete the Merger. For more information on the conditions to the completion of the Merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Following the Merger, the current directors and executive officers of Seadrill are expected to continue in their current positions, other than as may be publicly announced by Seadrill in the normal course of business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SEADRILL

The information in this section has been reproduced from (i) Seadrill’s Report on Form 6-K filed with the SEC on February 27, 2023, which recasts Seadrill’s financial statements as of December 31, 2021 and December 31, 2020 and for each of the three years ended December 31, 2021, as well as management’s discussion and analysis of Seadrill’s financial condition and results of operations with respect thereto, and (ii) Seadrill’s Report on Form 6-K for the nine months ended September 30, 2022 filed with the SEC on November 30, 2022. As a result, certain defined terms used in this section may be different from or inconsistent with those terms used elsewhere in this prospectus and among the sections hereunder titled “—As of December 31, 2021 and December 31, 2020, and for Each of the Three Years in the Period Ended December 31, 2021”and “—As of, and for the Nine Month Period Ended September 30, 2022” below. Cross-references to Seadrill’s reports or other documents outside of this prospectus are not incorporated by reference herein. The following discussion and analysis contains forward-looking statements. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

As of December 31, 2021 and December 31, 2020, and for each of the Three Years in the Period Ended December 31, 2021

In this section, we present management’s discussion and analysis of results of operations and financial condition. It should be read in conjunction with our audited financial statements and accompanying notes thereto included in this prospectus (the “Recast Financial Statements”).

Our Recast Financial Statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars unless otherwise indicated. We refer you to the notes to the Recast Financial Statements for a discussion of the basis on which the Recast Financial Statements are prepared.

1) Introduction

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jackup rigs for operations in shallow to ultra-deepwater in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Typically, our customers are oil super-majors, state-owned national oil companies and independent oil and gas companies.

Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into a major international offshore drilling contractor. As of December 31, 2021, we owned 24 drilling rigs, leased three from our related parties SFL (two) and Northern Ocean (one), and managed nine rigs on behalf of SeaMex (five), Aquadrill (formerly Seadrill Partners) (two), and Sonadrill (two). Since December 31, 2021, we sold the West Venture in January 2022, the Sevan Brasil and Sevan Driller in April 2022, and the AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda (refer to Discontinued operations section below) in October, 2022.

We are recognized for providing high quality operations, in some of the most challenging sectors of offshore drilling. We employ 3,220 employees across the globe. We are incorporated in Bermuda and have worldwide operations based on where activities are conducted in the global oil and gas industry.

We operate through the following segments: (i) harsh environment; (ii) floaters; and (iii) jackup rigs, as further explained below and in “Operating and Financial Review”.

Our relatively modern fleet, among the youngest in the industry, is well positioned compared with other major offshore drillers. As of December 31, 2021, our owned fleet of 24 drilling units included six drillships, six semi-submersible rigs and 12 jackup rigs (seven of which have been included in discontinued operations held for sale).

We categorize the drilling units in our fleet as floaters, jackups and harsh environment.

2) Discontinued operations

As set out in Note 4—Chapter 11 proceedings to the Recast Financial Statements, Seadrill concluded a comprehensive restructuring of its balance sheet on February 22, 2022. As part of this restructuring process, Seadrill disposed of 65% of its equity interest in Paratus Energy Services (formerly Seadrill New Finance Limited “NSNCo”) on January 20, 2022. Prior to year end, on November 2, 2021, NSNCo completed the acquisition of the residual 50% equity interest in SeaMex Ltd, a company that it had previously held as a joint venture with Fintech. The agreed sale of 65% of NSNCo meant that the assets and liabilities were classified as held-for-sale as at December 31, 2021 and its results were reported as “discontinued operations” in the statement of operations. The comparative periods of the Recast Financial Statements were adjusted for this classification and all balances presented in the remainder of this filing represent those for continuing operations unless otherwise indicated.

On September 1, 2022, Seadrill entered into a sale and purchase agreement (“Jackup SPA”) with subsidiaries of ADES Group for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). The sale represented a strategic shift in Seadrill’s operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale in all periods presented.

On October 18, 2022, the Jackup Sale closed and the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contract related to the rigs. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items. We have determined an accounting gain on disposal of $276 million, subject to final post-closing adjustments.

3) Changes to our fleet

The below table shows the number of owned drilling units included in our fleet for each of the periods covered by this report.

Drilling units owned	December 31, 2021	December 31, 2020	December 31, 2019
Harsh environment floaters	2	4	4
Harsh environment jackup rigs	1	1	2

Total harsh environment rigs	3	5	6
Drillships	6	6	6
Semi-submersible rigs	4	7	7

Total floaters	10	13	13
Jackup rigs (1)	11	13	13

Total drilling units (2)	24	31	32

(1)	Includes seven rigs held for sale as part of the Jackup sale.
(2)

We sold the West Venture (Harsh environment floater) in January 2022 and both the Sevan Driller and the Sevan Brasil (both Semi-submersible rigs) in April 2022 from the above fleet. See Note 34 – Subsequent events to the Recast Financial Statements included herein for further details.

The reduction in our owned fleet is driven by sales under our rig disposal program. Starting in 2020 and up to December 31, 2021, we have sold eight of our cold stacked units through our rig disposal program. Following the sale of the West Epsilon in 2020, we sold seven further rigs in 2021 (West Vigilant, West Freedom, West Pegasus, West Alpha, West Orion, West Eminence and West Navigator).

The below table shows the number of managed/leased drilling units included in our fleet for each of the periods covered by this report:

Drilling units managed/leased	December 31, 2021	December 31, 2020	December 31, 2019
Managed rigs
Floater	4	10	10
Jackup / Tender	5	8	8

Total managed rigs	9	18	18

Leased
Harsh environment—floaters	2	4	3
Harsh environment—Jackup	1	1	1

Total drilling units	3	5	4

The decrease in managed rigs during 2021 was due to the termination of nine Aquadrill management contracts. Rigs under Seadrill’s management remained unchanged between 2019 and 2020.

The decrease in leased rigs during 2021 was due to the redelivery of the West Mira to Northern Ocean and West Taurus to SLF Corporation. Leased rigs increased by one unit in 2020 due to the new lease agreement with Northern Ocean relating to the West Bollsta.

There are no newbuildings for 2021 and 2020. We had an option, which expired on June 30, 2020 and was not exercised, to acquire the semi-submersible rig Sevan Developer.

4) Contract backlog

Contract backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to non-consolidated entities. Contract backlog excludes management contract revenue from Seadrill Partners, SeaMex, Sonadrill and Northern Ocean, some of which are on rolling contracts.

The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)	December 31, 2021	December 31, 2020	December 31, 2019
Contract backlog
Harsh environment (1)	810	1,476	1,805
Floaters	1,309	132	364
Jackups (2)	149	249	375

Total	2,268	1,857	2,544

(1)

Subsequent to period end, backlog was reduced by $459 million related to the negotiated amendment to the West Linus lease with SFL. The rig was redelivered to SFL in 2022, at which point Seadrill novated the associated drilling contract to the new manager.

(2)

Included in Jackups is backlog related to the seven jackup units in the Kingdom of Saudi Arabia that were sold to ADES on October 18, 2022 of $149 million (December 31, 2020:$249 million and December 31, 2019: $370 million).

Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ to the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting-on-weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ to the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.

We project our December 31, 2021 contract backlog to unwind over the following periods.

(In $ millions)	Total	2022	2023	2024	Thereafter
Contract backlog
Harsh environment	810	313	191	72	234
Floaters	1,309	264	356	352	337
Jackups	149	107	33	9	—

Total	2,268	684	580	433	571

Attributable to:
Continuing operations	2,119	577	547	424	571
Discontinued operations	149	107	33	9	—

The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.

A.	RESULTS OF OPERATIONS

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues	907	961	1,254
Operating expenses	(1,012)	(1,358)	(1,589)
Other operating items	(51)	(4,084)	39

Operating loss	(156)	(4,481)	(296)
Interest expense	(109)	(398)	(407)
Reorganization items, net	(296)	—	—
Other financial and non-operating items	(11)	448	(44)

Loss before income taxes	(572)	(4,431)	(747)
Income tax benefit	—	1	44
Loss from discontinued operations	(15)	(233)	(519)

Net loss	(587)	(4,663)	(1,222)

1) Operating revenues

Total operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Contract revenues (a)	663	605	863
Reimbursable revenues (b)	35	37	41
Management contract revenue (c)	177	289	338
Other revenues (d)	32	30	12

Total operating revenues	907	961	1,254

a) Contract revenues

Contract revenues represent the revenues that we earn from contracting drilling units to customers, primarily on a dayrate basis. Contract revenue relates to Seadrill’s owned units as well as harsh-environment rigs that have been leased from SFL and Northern Ocean. We have analyzed contract revenues by segment in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	437	376	313
Floaters	226	210	477
Jackups	—	19	73

Contract revenues	663	605	863

Contract revenues are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.

b.	Average number of owned or leased rigs on contract

We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract for the periods covered is set out in the below table:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	4	4	4
Floaters	3	3	5
Jackups	—	1	3

Average number of rigs on contract	7	8	12

Harsh Environment

The average number of harsh environment rigs remained at four on contract in the periods presented. We have five units that operated during the year (West Elara, West Linus, West Phoenix, West Hercules and West Bollsta), of which the West Phoenix was idle until August 2021. The West Venture, a cold stacked harsh environment unit, was sold in January 2022 and we anticipate that the three leased rigs, West Hercules, West Linus and West Bollsta will be returned to their owners in 2022, leaving two units in our go-forward fleet.

Floaters

There has been no change in the average number of floaters on contract between 2021 and 2020, although we have benefited from improved activity during the second half of 2021 and had five floaters operating at the end of year. In addition, our two cold stacked drillships, West Jupiter and West Carina, are being reactivated for operation in Brazil following the signing of two long terms contracts with Petrobras. We sold two of the remaining long-term cold stacked units (Sevan Brasil and Sevan Driller) in April 2022. We are marketing the remaining unit (West Eclipse) but would reactivate her if suitable work is secured that would provide an appropriate investment return on the reactivation cost.

The average number of floaters on contract decreased by two between 2020 and 2019 primarily due to the West Jupiter and West Saturn completing their contracts in 2019.

Jackups

The average number of jackup rigs on contract presented above excludes three rigs leased to Gulfdrill (West Castor, West Telesto and West Tucana) as the charter revenue on those leases are included in “Other revenue” (discussed below). The average number of jackups on contract decreased by one between 2021 and 2020 primarily due to the West Tucana completing its contract in April 2020 and being leased to Gulfdrill and West Cressida ceasing operations in Thailand in May 2020.

The average number of jackups on contract decreased by two between 2020 and 2019 primarily due to the West Telesto and West Castor completing their contracts in 2019 and being leased to Gulfdrill in 2020.

c.	Average contractual dayrates

We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period. We have set out the average contractual dayrates for the periods presented in the below table:

(In $ thousands)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	263	242	215
Floaters	199	196	247
Jackups	—	67	63

Harsh Environment

The average contractual dayrate for harsh environment rigs increased by $21k per day between the years ended December 31, 2021 and 2020, primarily due to higher dayrates on new contracts and clients for the West Phoenix and West Hercules. This was partly offset by lower dayrates on the West Bollsta’s new contract as well as the West Linus, and West Elara earning lower market-indexed rates on their long-term contracts.

The average contractual dayrate for harsh environment rigs increased by $27k per day between the years ended December 31, 2020 and 2019, primarily due to the West Phoenix operating at higher dayrates and due to the West Linus and West Elara earning higher market-indexed rates on their long-term contracts with ConocoPhillips.

Floaters

The average contractual dayrate for floaters increased by $3k per day between the years ended December 31, 2021 and 2020. This was primarily due to the West Saturn ,which was previously warm stacked, and Sevan Louisiana both operating at higher dayrates in 2021. This was partially offset by the West Carina being cold stacked and the West Neptune and West Tellus operating at lower dayrates in 2021.

The average contractual dayrate for floaters decreased by $51k per day between the years ended December 31, 2020 and 2019. This was primarily due to the West Jupiter completing a legacy dayrate contract at the end of 2019. This was partly offset by the Sevan Louisiana operating at a higher dayrate in 2020 compared to 2019.

Jackups

The average contractual dayrate for jackups increased by $4k per day between the years ended December 31, 2020 and 2019. This was primarily due to the West Cressida being on higher day rates in 2020.

d.	Economic utilization for rigs on contract

We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.

Economic utilization for each of the periods presented in this report is set out in the below table:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	93%	92%	90%
Floaters	84%	88%	92%
Jackups	—%	99%	98%

Economic utilization for harsh environment increased by 1% in 2021 primarily due to 2020 downtime on the West Bollsta. Economic utilization for floaters decreased by 4% primarily due to 2021 downtime on West Saturn, West Tellus and Sevan Louisiana relating to malfunctioning subsea equipment.

The economic utilization for harsh environment rigs increased by 2% from 2019 to 2020, primarily due to 2019 downtime on the West Phoenix, West Hercules and West Linus relating to malfunctioning subsea equipment. Economic utilization for floaters decreased by 4% in 2020 primarily due to the unplanned BOP on the West Tellus. Economic utilization for jackups increased by 1% in 2020 primarily due to improvements on the West Castor.

b) Reimbursable revenues

We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues.

c) Management contract revenue

We have analyzed management contract revenues by segment in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	29	129	184
Floaters	125	126	119
Jackups	12	17	13
Other	11	17	22

Management contract revenue	177	289	338

Harsh environment management contract revenues decreased between the years ended December 31, 2021, 2020 and 2019 due to a lower recharge to Northern Ocean relating to the West Bollsta as the first mobilization project completed in 2020, and from early 2021 when we stopped providing management services to West Mira. This was partly offset by higher management fees charged to Sonadrill in 2021 relating to the Quenguela and the Libongos, which returned to operations after being suspended in 2020.

d) Other revenues

Other revenues include the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Leasing revenues (i)	26	19	1
Early termination fees (ii)	6	11	11

Other revenues	32	30	12

e.	Leasing revenues

Lease revenue increased between the years ended December 31, 2021 and 2020 due to higher charter fees for West Tucana which commenced operations in November 2020. Lease revenue increased between the years ended December 31, 2020 and 2019 due to the West Castor, West Telesto and West Tucana being leased to Gulfdrill.

f.	Early termination fees

Early termination fees were received for the West Bollsta in 2021, the West Gemini in 2020, and the West Jupiter and West Castor in 2019.

2) Operating expenses

Total operating expenses include vessel and rig operating expenses, amortization of intangibles, reimbursable expenses, management contract expense, depreciation of drilling units and equipment, and selling, general and administrative expenses. We have analyzed operating expenses between these categories in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Vessel and rig operating expenses (i)	(612)	(541)	(655)
Depreciation (ii)	(127)	(318)	(397)
Amortization of intangibles (iii)	—	(1)	(105)
Reimbursable expenses	(32)	(34)	(39)
Selling, general and administrative expenses (iv)	(67)	(74)	(91)
Management contract expense (v)	(174)	(390)	(302)

Operating expenses	(1,012)	(1,358)	(1,589)

g.	Vessel and rig operating expenses

Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies and expenses for repairs and maintenance.

We have analyzed vessel and rig operating expenses by segment in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	373	250	243
Floaters	231	272	342
Jackups	8	19	70

Vessel and rig operating expenses	612	541	655

Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred.

For detail on the movement in operating rigs in each period presented, please refer to section 1 a)—“i. Average number of owned or leased rigs on contract”.

Harsh environment rigs incurred higher costs in 2021 despite the amount of rigs on contract being consistent with the prior year. This was largely due to higher personnel costs combined with increased lease expense on the West Bollsta. This was partially offset by the sale of West Navigator, West Alpha and West Eminence, for which we no longer incur rig maintenance costs. The increase in costs in 2020 compared to 2019 was due to increased personnel and COVID-19 related costs which was partly offset by the disposal of the cold stacked West Epsilon in 2020.

Operating expenses on floater rigs decreased in 2021 mainly driven by the sale of the West Orion, West Pegasus and West Eclipse, along with two warm stacked rigs being transitioned to a cold stacked status. Warm stacked rigs generally incur higher expenditure due to the anticipation of new operations, thus maintaining some functions that are usually paused when a rig is cold stacked. Operating expenses in 2020 decreased from 2019 due to the West Neptune and Sevan Louisiana moving from an operating to warm stacked status.

Jackup rigs saw a decrease in expenses for the year ended December 31, 2021 due to the sale of West Vigilant and West Freedom, along with an additional rig leased to Gulfdrill, as leased rigs typically incur minimal operational expenses. There are now three rigs being leased to Gulfdrill; West Telesto, West Tucana and West Castor. Operating expenses were lower in 2020 than 2019 due to a decrease in the number of operating rigs as well as rigs being leased to Gulfdrill.

h.	Depreciation of drilling units and equipment

We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives.

Depreciation decreased in 2021 compared to 2020 as a result of the impairments recognized on our drilling fleet in both March and December 2020, compounded by a further impairment of the West Hercules in June 2021. See Note 11 – “Loss on impairment of long-lived assets” to the Recast Financial Statements included herein for more information.

Similarly depreciation decreased in 2020 from 2019 due to the impairments recognized 2020 that resulting in lower carrying values of our drilling units and equipment, on which the depreciation charge is based.

i.	Amortization of intangibles

For periods before emergence from the previous Chapter 11 Proceedings we recognized intangible assets or liabilities only where we acquired a drilling contract in a business combination. We amortize these assets and liabilities over the remaining contract period and report the amortization under operating expenses.

Amortization reduced in 2021 and 2020, after completion of favorable contracts and an impairment recognized against the Seadrill Partners management contracts in 2020. See Note 16— “Other assets” to the Recast Financial Statements included herein for more information.

j.	Selling, general and administrative expenses

Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees, as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities.

Selling, general and administrative expenses decreased in both 2021 and 2020 primarily due to lower legal and consultancy fees and a reduction in corporate office expenses.

a.	Management contract expense

Management contract expense includes costs incurred in providing management and operational services on behalf third parties. We have analyzed management contract expenses in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Management contract expense	(30)	(92)	(79)
Reimbursable expenses	(108)	(156)	(223)
Expected credit losses	(36)	(142)	—

Total management contract expense	(174)	(390)	(302)

The decrease in management contract expense from 2020 to 2021 is due to the termination of the Wintershall contract with Northern Ocean and termination of services to Aquadrill. This was partly offset by an increase in fees charged to Sonadrill for the Libongos and Quenguela.

The 2020 increase in management contract expense was due to increased fees charged to Sonadrill for the Libongos, which went on contract in October 2019, partially offset by a decrease in reimbursable expenses billed to Sonadrill.

Refer to Note 5 – “Current expected credit losses” to the Recast Financial Statements included herein for more information regarding expected credit losses.

3) Other operating items

Other operating items include losses on impairment of long-lived assets and intangibles, gains on sale of assets and other operating income. We have analyzed other operating items between these categories in the below table:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Loss on impairment of long-lived assets (i)	(152)	(4,087)	—
Loss on impairment of intangible (ii)	—	(21)	—
Gain on sale of assets (iii)	47	15	—
Other operating income (iv)	54	9	39

Other operating items	(51)	(4,084)	39

b.	Impairment of long-lived assets

The West Hercules was impaired in 2021 following an amendment to the terms of the leasing arrangements with SFL.

In 2020, impairment charges of $4.1 billion was booked against our rigs, reflecting our view that challenging market conditions were likely to persist for a sustained period and that certain of our cold stacked units were unlikely to return to the working fleet. We impaired all long-term cold stacked units in full and all other drillships and benign environment semi-submersible rigs were written down to their estimated fair market value.

ii.    Impairment of intangible

In 2020 we impaired Seadrill Partners’ management contracts after Seadrill Partners voluntarily entered into Chapter 11 on December 1, 2020.

iii.    Gain on sale of assets

The gain on sale of assets in 2021 was due to the sale of the West Vigilant, West Pegasus, West Freedom, West Alpha, West Orion, West Eminence and West Navigator. These disposal were part of our rig disposal program.

The gain on sale of assets in 2020 was due to the sale of the West Epsilon and the sale of spare parts on the West Telesto to our Gulfdrill joint venture partner, GDI.

iv.    Other operating income

The below table summarizes the main components of other operating income for the periods presented.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Pre-petition liabilities write-off (i)	27	—	—
Loss of hire insurance settlement (ii)	2	9	10
Receipt of overdue receivable (iii)	—	—	26
Settlement with shipyard	—	—	3
Others (iv)	25	—	—

Other operating income	54	9	39

c. Pre-petition	liabilities write-off

Write-off of pre-petition lease liabilities due to Northern Ocean for the West Bollsta of $19 million and pre-petition liabilities to Aquadrill (formerly Seadrill Partners) of $8 million as a consequence of global settlement agreements with Northern Ocean and Aquadrill becoming effective.

d.    Loss of hire insurance settlement

The 2021 insurance gain relates to excess recovery on the physical damage claimed on the Sevan Louisiana. The 2020 gain relates to the settlement of a claim on our loss of hire insurance policy following an incident on the Sevan Louisiana.

iii.    Receipt of overdue receivables

Receipt of overdue receivables in 2019 which had not been recognized as an asset as part of fresh start accounting.

iv.    Others

Primarily relates to a $22 million rebate of previously incurred war insurance premiums from The Norwegian Shipowners’ Mutual War Risks Insurance Association (“DNK”).

4) Interest expense

We have analyzed interest expense into the following components:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Cash and payment-in-kind interest on debt facilities (i)	(25)	(256)	(360)
Interest on SFL Leases (ii)	(84)	(12)	—
Unwind of discount debt	—	(44)	(47)
Write off discount debt (iii)	—	(86)	—

Interest expense	(109)	(398)	(407)

i.    Cash and payment-in-kind interest on debt facilities

We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Senior credit facilities and unsecured bonds	(25)	(229)	(313)
Debt of consolidated Variable Interest Entities	—	(27)	(47)

Cash and payment-in-kind interest on debt facilities	(25)	(256)	(360)

Our senior credit facilities incurred interest at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from the Previous Chapter 11 Proceedings. On February 7, 2021, after filing for Chapter 11, we recorded contractual interest payments against debt held as subject to compromise (“adequate protections payments”) as a reduction to debt in the Consolidation Balance sheet and not as an expense to Consolidated Statement of Operations. For further information on our bankruptcy proceedings refer to Note 4—Chapter 11 of our Recast Financial Statements included herein.

ii.    Interest on SFL Leases

In the fourth quarter of 2020 we deconsolidated the Ship Finance SPVs as we are no longer primary beneficiary of the variable interest entities. Following the deconsolidation, we recognized the liability, and related interest expense, between Seadrill and the SPVs that was previously eliminated on consolidation.

iii.    Write off of discount on debt

In September 2020 and December 2020, there were non-payments of interest on our secured credit facilities that constituted an event of cross-default. The event of default resulted in the expense of unamortized debt discount of $86 million.

5) Reorganization items, net

We have analyzed reorganization items, net into the following components:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Advisory and professional fees after filing (i)	(113)	—	—
Remeasurement of terminated lease to allowable claim (ii)	(186)	—	—
Interest income on surplus cash invested (iii)	3	—	—

Total reorganization items, net	(296)	—	—

i.	Advisory and professional fees

Expenses and income directly associated with the Chapter 11 cases are reported separately in the income statement as reorganization items, net as required by Accounting Standards Codification 852, Reorganizations.

ii.	Remeasurement of terminated lease to allowable claim

The West Taurus lease was rejected through the Chapter 11 proceedings and the rig was handed back to SLF in early 2021 resulting in the loss recognized, being the difference between the outstanding liability held at fair value and its expected claim value. The liability will be discharged on emergence from bankruptcy and SFL will receive a pro-rated share of the $0.25 million which has been set aside for such claims.

iii.	Interest income on surplus cash invested

Interest income on surplus cash across the group reclassified to reorganization items, net in accordance with US GAAP bankruptcy accounting guidance.

6) Other financial and non-operating items

We have analyzed other income and expense into the following components:

	Seadrill Limited (Successor)
(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Interest income (i)	1	8	33
Share in results from associated companies (net of tax) (ii)	3	—	(22)
Loss on impairment of investments (iii)	—	—	(6)
Loss on derivative financial instruments (iv)	—	(3)	(37)
Fair value measurement on deconsolidation of VIE (v)	—	509	—
Foreign exchange loss (vi)	(4)	(23)	(11)
Other financial items (vii)	(11)	(43)	(1)

Other financial and non-operating items	(11)	448	(44)

i.	Interest Income

Interest income relates to interest earned on cash deposits and other financial assets. Interest income decreased in both 2021 and 2020 as a result of a decrease in cash deposits and a fall in interest rates.

ii.	Share of results in associated companies (net of tax)

Share of results in associated companies represents our share of earnings or losses in our investments accounted under the equity method.

The share of results from associated companies in 2021 and 2020 reflect a share in after-tax profits from our investment in Sonadrill partly offset by a share of losses from our investment in Gulfdrill. The share in after tax loss of associated companies for the 2019 reflects a share in losses in our investments in Seadrill Partners and Sonadrill.

iii. Loss of impairment of investment

On September 6, 2019, Seadrill Partners announced its suspension from trading on the NYSE. This was considered an other than temporary impairment indicator which led to an impairment review being performed in respect of the Seadrill investment in Seadrill Partners. The result of this exercise was a total impairment charge of $6 million across the investments we hold in Seadrill Partners.

iv. Loss on derivative financial instruments

On May 11, 2018, we bought an interest rate cap from Citigroup for $68 million. The interest rate cap mitigates our exposure to future increases in LIBOR over 2.87% from our floating bank debt. We also have a conversion option on a bond issued to us by Archer Limited. We record both of these assets at fair value.

No fair value movement on the derivative on the interest cap in the year end December 31,2021. The loss on derivatives in the year ended December 31, 2020 was a fair value loss on the interest rate cap of $3 million due to a decrease in forward interest rates.

The loss on derivatives in the year ended December 31, 2019 of $37 million comprised a fair value loss on our interest rate cap derivatives due to a decrease in forward interest rates.

v.    Fair value measurement on deconsolidation of VIE

In the year ended December 31, 2020 a non-cash gain of $509 million arose following the deconsolidation of Ship Finance SPVs, which were previously consolidated by Seadrill under the variable interest model. The Ship Finance SPVs are the legal owners of the West Taurus, West Hercules, and West Linus, which were leased to Seadrill under capital lease arrangements. Following certain events in the period, Seadrill removed the assets and liabilities of the Ship Finance SPVs from the Company’s consolidated balance sheet and recorded liabilities in respect of the three leases in their place. As the fair value of the lease liabilities was lower than the carrying values of the liabilities, this resulted in a large non-cash gain.

vi.    Foreign exchange loss

Foreign exchange gains and losses relate to exchange differences on the settlement or revaluation of monetary balances denominated in currencies other than the U.S. dollar.

The foreign exchange movement is primarily driven by collateral placed with BTG Pactual in May 2019, under a letter of credit arrangement, of 330 million Brazilian Reais.

vii. Other financial items

Other financial items for the year ended December 31, 2020 primarily comprised professional and advisory fees related to our comprehensive restructuring and provisions for expected credit losses against related party loans receivable. The decrease in 2021 is primarily due to moving these restructuring cost to reorganization items, net in February 2021 following filing for Chapter 11.

7) Income tax expense/benefit

Income tax expense/benefit consists of taxes currently payable and changes in deferred tax assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income, the latter generally being a function of gross revenue.

Income tax for the year ended December 31, 2021 remained consistent with the prior year. The $44 million tax benefit recognized in 2019 was primarily due to the reversal of uncertain tax positions in the US.

B.	LIQUIDITY AND CAPITAL RESOURCES

1) Emergence from Bankruptcy

On February 22, 2022, Seadrill completed its comprehensive restructuring and emerged from Chapter 11 bankruptcy protection. Please refer to Note 4— “Chapter 11” of the Recast Financial Statements for further details.

In our report at June 30, 2021, we reported a substantial doubt as to our ability to continue as a going concern as a result of the fact that we were in Chapter 11 and there was a degree of inherent risk associated with being in bankruptcy and whether the Plan of Reorganization would be confirmed. Having now emerged from Chapter 11 and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issue of the financial statements.

Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2) Liquidity

Seadrill Limited’s short-term liquidity requirements relate to servicing debt by way of amortization, repayments and interest payments, and funding working capital requirements. Sources of liquidity include existing cash balances, short-term investments and contract and other revenues. The Company has historically relied on cash generated from operations to meet its short-term liquidity needs. However, as a result of the downturn in the offshore industry, the Company has been required to obtain additional financing to support its liquidity needs. We achieved this through the Chapter 11 Proceedings, which is described in Note 4— “Chapter 11” to the Recast Financial Statements.

Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, timing of accounts receivable collection, and timing of payments for operating costs and other obligations. Our liquidity comprises cash and cash equivalents. The below tables show cash and restricted cash balances for each period presented.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Unrestricted cash	293	485	987
Restricted cash	223	168	218

Cash and cash equivalents, including restricted cash—continuing operations	516	653	1,205
Cash and cash equivalents, including restricted cash—discontinued operations	88	70	152

Cash and cash equivalents, including restricted cash	604	723	1,357

We have shown our sources and uses of cash by category of cash flows in the below table:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Net cash used in operating activities (a)	(154)	(420)	(256)
Net cash provided by/(used in) investing activities (b)	37	(32)	(26)
Net cash used in financing activities (c)	—	(163)	(367)
Effect of exchange rate changes in cash and cash equivalents	(2)	(19)	3

Change in period	(119)	(634)	(646)

This reconciles to the total cash and cash equivalents, including restricted, which is as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Opening cash and cash equivalents, including restricted cash	723	1,357	2,003

Opening cash and cash equivalents, including restricted cash—continuing operations	653	1,205	1,572
Opening cash and cash equivalents, including restricted cash—discontinued operations	70	152	431

Change in period—continuing operations	(137)	(552)	(367)
Change in period—discontinued operations	18	(82)	(279)

Closing cash and cash equivalents, including restricted cash	604	723	1,357

Closing cash and cash equivalents, including restricted cash—continuing operations	516	653	1,205
Closing cash and cash equivalents, including restricted cash—discontinued operations	88	70	152

a) Net cash used in operating activities

Net cash used in operating activities include cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.

We calculate net cash used in operating activities using the indirect method as summarized in the below table:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Net loss	(587)	(4,663)	(1,222)
Net operating income adjustments related to discontinued operations (1)	10	211	526
Adjustments to reconcile net loss to net cash provided by operating activities (2)	522	4,183	540

Net loss after adjustments	(55)	(269)	(156)
Payments for long-term maintenance	(55)	(110)	(105)
Repayments made under lease arrangements	(46)	—	—
Changes in operating assets and liabilities	2	(41)	5

Net cash used in operating activities	(154)	(420)	(256)

(1)

Relates to adjustments made to the net income/loss of discontinued operations to reconcile to operating cash flows from discontinued operations. The adjustments are made up of adjustments to reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals.

(2)

Includes depreciation, amortization, gain on sale of assets, share of results from associated companies, loss on impairment of long-lived assets, investments, intangible assets and convertible note from related party, unrealized losses on derivatives and marketable securities, unrealized foreign exchange loss, non-cash reorganization items, payment-in-kind interest, fair value measurement on deconsolidation of VIE, amortization of discount on debt, changes in allowance for credit losses, deferred tax benefit and other non-cash items shown under the sub-heading “adjustments to reconcile net loss to net cash provided by operating activities” in the Consolidated Statements of Cash Flows presented in the Recast Financial Statements included in this report.

Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development. This has negatively affected our revenues, profitability and operating cash flows. During the year ended December 31, 2021, 2020 and 2019, our cash flows from operating activities were negative, as cash receipts from customers were insufficient to cover operating costs, payments for long-term maintenance of our rigs, costs incurred for our comprehensive restructuring, and tax payments.

b) Net cash provided by/used in investing activities

Net cash provided by/used in investing activities include purchases and sales of drilling units and equipment, investments in non-consolidated entities and cash receipts from loans granted to related parties.

Net cash provided by investing activities for the year ended December 31, 2021 was comprised primarily of proceeds from disposal of assets, partly offset by capital expenditures.

Net cash used in investing activities for the year ended December 31, 2020 were primarily capital expenditures and a related party loan granted. Along with this there was also a decrease in the cash due to the deconsolidation of the Ship Finance SPVs. This is offset by contingent consideration payments from Seadrill Partners and loan repayments received from our joint venture, Seabras Sapura.

Net cash used in investing activities for the year ended December 31, 2019 were primarily capital expenditures and a capital contribution into the Sonadrill joint venture. This is offset by contingent consideration payments from Seadrill Partners and loan repayments received from our joint venture, Seabras Sapura.

c) Net cash used in financing activities

Net cash used in financing activities include proceeds from the issuance of new equity, proceeds from issuing debt and repayments of debt and payment of debt issuance costs.

Net cash used in financing activities for the year ended December 31, 2021 were nil.

Net cash used in financing activities for the year ended December 31, 2020 were driven by debt repayments and purchase of redeemable non-controlling interest.

Net cash used in financing activities for the year ended December 31, 2019 were driven by redemptions of Senior Secured Notes and debt repayments within our Ship Finance SPVs.

3) Information on our borrowings

An overview of our debt as at the Effective Date, divided into (i) secured credit facilities and (ii) unsecured senior convertible notes, is presented in the table below:

(In $ millions)	As at the Effective date	Maturity date
Secured credit facilities
$683 million facility	683	June 2027
$300 million facility (a)	175	December 2026

Total secured credit facilities	858
Unsecured
$50 million convertible note	50	August 2028

Total debt	908
Capitalized debt issuance costs and fresh start adjustments	—

Total net debt	908

(a)

Under the $300 million facility, Seadrill has access to the $125 million revolving credit facility in addition to the $175 million term loan facility, which was not drawn down at the Effective Date (nor has it been drawn to date).

Prior to consummation of the Reorganization, Seadrill had $5,544 million of senior secured credit facilities. Under the Plan on the Effective Date, these facilities were in part reinstated in the form of the $683 million senior secured credit facility (as further described below), in part equitized through issuance of new shares, and in part settled in cash.

Secured credit facilities and unsecured convertible note

$300 Million New Money Facility

In February 2022 as part of the Reorganization, Seadrill entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility (“RCF”). The term loan facility bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread), and a commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment.

$683 Million Reinstated Facility

In February 2022 as part of the Reorganization, Seadrill entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus the SOFR (and any applicable credit adjustment spread), and it has a maturity of June, 15 2027. The above-mentioned margin comprises two components: 5% cash interest; and 7.5% pay-if-you-can (“PIYC”) interest, whereby Seadrill either pays the PIYC interest in cash or the equivalent amount is capitalized as principal outstanding (dependent on certain conditions set out in the facility agreement).

$50 Million Convertible Note

In February 2022 as part of the Reorganization, the Company issued $50 million of aggregate principal amount of an unsecured senior convertible note to Hemen Holdings Ltd., with a final maturity in August 2028 (the “Convertible Note”). The notes bear interest of 6% per annum plus 3-month US LIBOR, which is payable quarterly in cash. The Convertible Note is convertible into the Conversion Shares in an amount equal to 5% of the fully-diluted ordinary shares.

Covenants contained in the Company’s debt facilities

Seadrill is subject to certain financial covenants and certain non-financial covenants under our financing documentation, which govern the above-mentioned secured facilities, being the Reinstated Facility and the New Money Facility. These non-financial covenants include, but are not limited to, liens on our drilling units and other assets (such as earnings, company shares and intercompany receivables), certain restrictions on additional indebtedness and investments or acquisitions, and certain restrictions on the payment of dividends. The Convertible Note and the Group’s secured Reinstated Facility and New Money Facility include cross-default provisions, whereby, in certain circumstances, a default under one given facility might result in defaults under other facilities.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We recognize the significant impact that technology is having on our industry and through adopting new technologies, improving connectivity and digitizing the way we operate, we have enhanced processes associated with monitoring and managing our assets. Innovation remains at the heart of our business model—for instance, research and development has enabled us to implement PLATO, an advanced data analytics platform that monitors rig performance. The ability to draw insight from these large data sets helps us to optimize our performance for Customers and ensure care and maintenance of our equipment, without compromising safety.

We focus on technologies that will help us to improve results both financially and operationally. Our previously mentioned PLATO platform has expanded to include drilling performance, condition-based maintenance and monitoring, client data provision services and will soon include environmental monitoring to support our ESG and sustainability initiatives and goals. We continue to drive safety onboard our rigs and within the industry and have invested in the development of a cutting-edge red-zone management tool – Vision IQ which along with our other technologies earned industry recognition and awards in 2020.

D.	TREND INFORMATION

The below table show the average oil price over the period 2017 to 2021. The Brent oil price at March 31, 2022 was $108.

	2017	2018	2019	2020	2021
Average Brent oil price ($/bbl)	55	71	64	42	71

Although we saw Brent prices stabilize between 2018-2019, the oil price plummeted in 2020 creating significant uncertainty on the Oil and Gas. In general, production cuts agreed between OPEC and non-OPEC members as well as effective vaccination campaigns have had a positive impact on the industry. Oil demand demonstrated robust recovery in 2021 and, based on various industry forecasts, may achieve the pre-pandemic levels in 2022. However, uncertainty related to the market balance and timing of the demand recovery remains, largely driven by future COVID-19 variants.

The below table shows the global number of rigs on contract and marketed utilization for the year ended December 31, 2021, and for each of the four preceding years.

	2017	2018	2019	2020	2021
Contracted rigs
Harsh environment jackup (1)	26	28	32	26	28
Harsh environment floater	30	31	35	25	25
Benign environment floater	120	116	119	107	106
Benign environment jackup (1)	128	140	171	175	174
Marketed utilization
Harsh environment jackup (1)	76%	85%	94%	75%	80%
Harsh environment floater	83%	85%	87%	77%	77%
Benign environment floater	71%	73%	77%	77%	80%
Benign environment jackup (1)	70%	75%	85%	82%	81%

(1)	Rigs with water depth greater than 350 feet

Floater

Marketed utilization in 2021 trended above pre-COVID-19 levels driven by improved demand following low levels in 2020. The improved utilization levels has also been supported by the recycling campaigns of drillers, several of whom have completed comprehensive balance sheet restructuring processes, which has gone some way to assist the supply demand imbalance however, continued capital discipline will be critical to the continued recovery of this market. The drillship market is recovering at a faster rate than semi-submersibles with drillship utilization above 90% at 31 December 2021 compared to 70% for semi-submersible (benign-environment floater figures in the above table include both categories). Consequently we have seen a greater improvement in dayrates for drillships than semi-submersibles.

Jackup

Marketed utilization in the benign jackup segment remained consistent through 2021. While incremental demand came to market in 2021 this was balanced out by additional supply that was added to the market consequently there was limited improvement in dayrates. Discipline in adding supply to the market will be critical to improved market trends through 2022.

Harsh Environment

Marketed utilization was consistent year on year in the harsh environment floater segment due to a better supply and demand balance. Harsh environment jackup utilization improved through 2021 closing the year at 85%. However, with limited incremental demand in 2022 improvements in marketed utilization in both segments will be challenging in 2022.

E.	CRITICAL ACCOUNTING ESTIMATES

Preparation of our Recast Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the accompanying disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience, available information and assumptions that we believe to be reasonable. Management also needs to exercise judgement in applying the group’s accounting policies. Uncertainty about these assumptions, estimates and judgments could result in outcomes that require material adjustments to the carrying amount of assets or liabilities in future periods. We believe that the following are the critical accounting estimates and assumptions used in the preparation of our Recast Financial Statements.

Carrying Value of Rig Assets

Generally, the carrying amount of our drilling units including rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. However, drilling units acquired through a business combination or remeasured through the application of fresh start accounting are measured at fair value as of the date of acquisition or the date of emergence, respectively. Our drilling units are subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values, and impairments.

Our estimates, assumptions, and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At December 31, 2021, the carrying amount of our drilling units was $1.4 billion, representing 37% of our total assets.

Useful lives and residual value

The cost of our drilling units less estimated residual value is depreciated on a straight-line basis over their estimated remaining useful lives. The estimated useful life of our semi-submersible drilling rigs, drillships and jackup rigs, when new, is 30 years.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes in the operating condition or functional capability of our rigs as well as market and economic factors. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.

Impairment considerations

The carrying values of our long-lived assets are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.

With regard to our older drilling units, which have relatively short remaining estimated useful lives, the results of impairment tests are particularly sensitive to management’s assumptions. These assumptions include the likelihood of the unit obtaining a contract upon the expiration of any current contract, and our intention for the drilling unit should no contract be obtained, including warm/cold stacking or scrapping. The use of different assumptions in the future could potentially result in an impairment of older drilling units, which could materially affect our results of operations.

Impairment recognized and methodology

In 2020 there was a significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic, with Brent Oil reaching a low of $22 per barrel on March 30, 2020. The impact of these events on the drilling market had an impact on our industry with expected decreases in utilization going forward and downward pressure on dayrates. We therefore concluded that an impairment triggering event had occurred for our drilling unit fleet in the year ended December 31, 2020 and recorded an impairment charge of $4.1 billion.

The crude oil price has increased significantly since December, 2020. After the global impact of this pandemic and with the backdrop of war and other global events, the offshore rig market has experienced a recovery, at least in utilization, in many regions. The price of Brent crude has risen and stabilized at more than $90 over the past several months before increasing to over $100. Additionally, oil companies and rig owners have mostly managed to navigate through many of the logistical hurdles posed by the COVID-19 pandemic. Drilling programs that had been postponed have now begun or are back on schedule. As a result, the number of contracted rigs has rebounded, and fleet utilization (jackups, semi-submersibles and drillships) is nearing March 2020 pre-pandemic levels. Dayrates for some rig types in certain regions, such as for US Gulf of Mexico drillships, have risen dramatically. Conversely, dayrates for rigs in other regions have remained stagnant or only risen modestly. As such, we concluded there were no macro-economic indicators of impairment for our overall fleet in the period ended December 31, 2021.

However, changes to our forecast assumptions regarding the future of the West Hercules, whereby we expected it to be more likely than not that the rig would be sold or otherwise disposed of significantly before the end of its previously estimated useful life due to the planned amendment to the bareboat charter in Chapter 11, led us to conclude that an impairment triggering event occurred for the rig.

We assessed recoverability of the West Hercules by first evaluating the estimated undiscounted future net cash flows based on a number of assumptions, including projected dayrates, utilization of the units, operating costs, maintenance costs, reactivation costs, likelihoods of any required scrapping activity, and applicable tax rates. The West Hercules carrying amount was not deemed to be recoverable. Based on a fair value using a discounted cash flow model based on the same inputs as at year-end, the West Hercules was impaired by $152 million down to its deemed fair value of $137 million. These assumptions are necessarily subjective and the use of different assumptions could produce results that differ from those reported. These include uncertainties over future demand for services, dayrates, expenses and other market-based future events, and expectations may not be indicative of future outcomes.

Altering the dayrate and other assumptions used in our cash flow forecasts could have led to significantly different estimated fair values. As a result, the assessment as to whether an asset should have been impaired or otherwise was dependent on the timing of assessment and market expectations at that time. As the long-range outcomes are unpredictable due to this volatility, it is not possible to reasonably quantify the impact of changes in the assumptions used in our projected cash flows.

On August 27, 2021, the Bankruptcy Court approved an amendment to the original West Hercules bareboat charter, which removed the call options and purchase obligations in the original charter, leading to the arrangement no longer being accounted for a failed sale leaseback and the remaining $137 million rig carrying value being derecognized (along with the remaining $146 million liability to SFL).

We also assessed the recoverability of the West Linus at year-end, which was amended to a short-term transition charter subsequent to year-end, in a similar manner to that of the West Hercules. The carrying value was deemed to be recoverable.

Fair Value of SeaMex

As described in Note 32—Business Combinations to the Recast Financial Statements, on November 2, 2021, NSNCo consolidated SeaMex in a business combination. All assets and liabilities acquired were evaluated as of the acquisition date in accordance with ASC 805 and recorded at their fair value as of that date.

Accounts receivable, net

SeaMex’s current expected credit losses (“CECL”) model estimates the allowance using a similar “probability-of-default” model to that of Seadrill’s. Refer to Current Expected Credit Losses section below. Management has applied a 1% CECL on the receivable balance after specific reserves.

Drilling Units

The fair value of drilling units was estimated through the discounted cash flow (“DCF”) approach. The DCF approach derives values of rigs from the cash flows associated with the remaining useful life of the rig. Forecasted revenues used in the DCF model are derived from a “general pool” whereby the rigs will receive a global dayrate assumption and a contract probability factor. All future cash flows are discounted using a weighted average cost of capital (“WACC”) range of 11% to 14%. Key assumptions used in the DCF include contracted dayrate and utilization forecasts.

Contracts

Management valued the favorable intangible drilling contracts by comparing the signed contract rates against the expected rates achievable for the rig type in the market, both adjusted for economic utilization and taxes. The gain or loss on the signed contract compared to the market rates were then discounted using an adjusted WACC of 14%.

Uncertain Tax Positions

Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempted company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.

The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws (such as the recent US tax reform), regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability materially in any given year.

While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities or valuation allowances. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. For details on our tax position, refer to Note 12 – “Taxation” to the Recast Financial Statements included herein.

Current Expected Credit Losses

We adopted accounting standard update 2016-13 effective January 1, 2020. Under this guidance, we are required to record allowances for the expected future credit losses to be incurred on trade and loan receivable balances.

The CECL model contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of an asset. It also requires to consider the risk of loss even if it is remote. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts of events which may affect the collectability. We estimate the CECL allowance using a “probability-of-default” model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by Accounting Standard Update (“ASU”) 2016-13). Our critical assumptions relate to internal credit ratings and maturities used to determine probability of default, the subordination of debt to determine loss given default and the performance status of the receivable that can impact any management overlay. We determine management risk overlay based on management assessment of defaults, overdue amounts and other observable events that provide information on collection. Our internal credit ratings are based on the Moody’s scorecard approach (based on several quantitative and qualitative factors) and our approach relies on statistical data from Moody’s ‘Default and Ratings Analytics’ to derive the expected credit loss. We monitor the credit quality of receivables by re-assessing credit ratings, assumed maturities and probability-of-default on a quarterly basis. Due to the inherent uncertainty around these judgmental areas, it is at least reasonably possible that a material change in the CECL allowance can occur in the near term. We grouped financial assets with similar risk characteristics based on their contractual terms, historical credit loss pattern, internal and external credit ratings, maturity, collateral type, past due status and other relevant factors.

The CECL model applies to our external trade receivables, related party receivables (See Note 27 – “Related party transactions” to the Recast Financial Statements included herein for details) and other financial assets carried at amortized cost. Our external customers are international oil companies, national oil companies and large independent oil companies. These counterparties mostly have investment grade credit ratings. Historically we incurred very low credit losses and observed no significant past due amounts indicating delinquency of payments. Therefore, we have limited credit risk exposure impact based on our assessment of future, current and past conditions. However, we have established an allowance on our loans and trade receivables due from related parties reflecting their lower credit ratings and overdue balances.

Liabilities Subject to Compromise

While in Chapter 11, we distinguished liabilities from those that are liabilities subject to compromise (“LSTC”), being un-/undersecured prepetition liabilities, from those that are not, being fully secured prepetition liabilities and all post-petition liabilities. If there is uncertainty about whether a claim was undersecured, or would be impaired under the Plan of Reorganization, the entire amount of the claim was included within LSTC. Liabilities that were affected by the plan were reported at the amounts expected to be allowed, even if they may be settled for lesser amounts, which inherently requires a degree of estimation.

F.	SAFE HARBOR

Forward-looking information discussed in this operating and financial review includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Credit risk

We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our loans and trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.

We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements and adjusted for counterparty non-performance credit risk assumptions. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to us.

Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5—“Current expected credit losses” to the Recast Financial Statements included herein.

Concentration of risk

There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank AB, Danske Bank A/S, BNP Paribas and BTG Pactual. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6— “Segment information” to the Recast Financial Statements included herein. For details on amounts due from affiliated companies, refer to Note 27— “Related party transactions” to the Recast Financial Statements included herein.

Foreign exchange risk

It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.

Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.

Interest rate risk

Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR. The $4.5 billion of debt principal covered by the cap is significantly in excess of Seadrill’s debt outstanding following the restructuring and the interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.877% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at December 31, 2021 was 0.209%.

As part of reference rate reform, the use of LIBOR will be replaced by other interest rate indexes as part of a negotiation with our lenders. As at December 31, 2021 our debt facilities and derivatives continue to be linked to the LIBOR interest rate index. The $683 million reinstated facility and $300 million new money facility will be referenced to the SOFR, whilst the Convertible Note will be referenced to the 3-month US LIBOR.

As of, and for the Nine Month Period Ended September 30, 2022

You should read the following discussion of our financial condition and results of operations in conjunction with the interim financial statements presented in this prospectus, as well as the Recast Financial Statements and related notes of Seadrill Limited included in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited consolidated financial statements of Seadrill Limited included in this prospectus (the “Interim Financial Statements”) have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and are presented in US Dollars.

As used herein, the term “Predecessor” refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms “we”, “our”, “Group” or “Company” in context of events prior to, and including, February 22, 2022. As used herein, the term “Successor” refers to the financial position and results of operations of Seadrill Limited (previously “Seadrill 2021 Limited”) after February 22, 2022 (“the Effective Date”). This is also applicable to terms “new successor”, “we”, “our”, “Group” or “Company” in context of events after February 22, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of our financial statements with a narrative from the perspective of management. Our MD&A is presented in the following sections:

•	Overview

•	Significant developments

•	Contract backlog

•	Market overview and trends

•	Results of operations

•	Liquidity and capital resources

•	Quantitative and qualitative disclosures about market risk

•	Critical accounting estimates

Overview

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jackup rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities.

Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into a major international offshore drilling contractor. As of September 30, 2022, we owned 21 drilling rigs, leased one rig from SFL Corporation (“SFL”), and managed a further seven rigs that are owned by third parties; five rigs owned by SeaMex and two rigs owned by Sonangol.

As described below, we sold seven rigs in October 2022, reducing the number of owned rigs to 14.

Significant Developments since January 1, 2022

In this section we have set out important events in the development of our business. This includes information concerning the nature and results of any material reclassification, merger or consolidation of the company or any of its significant subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries. This section covers the period from the beginning of the financial year.

i. Chapter 11 reorganization

On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 proceedings. The following major changes to Seadrill’s capital structure were achieved through the restructuring:

1. Additional $350 million of liquidity raised;

2. Obligations under external credit facilities decreased from $5,662 million to $683 million of reinstated debt with maturity in 2027;

3. Future obligations under capital lease arrangements in respect of the West Taurus, West Hercules and West Linus substantially eliminated; and

4. Elimination of guarantees previously provided to holders of the senior notes issued by the Seadrill New Finance Limited group (“NSNCo”).

Seadrill emerged from bankruptcy with cash of $509 million, of which $355 million was unrestricted and $154 million was restricted. Seadrill also had $125 million undrawn on its new revolving credit facility which together with the unrestricted cash provided $480 million of liquidity to the Successor company. Following emergence, Seadrill had total debt obligations of $908 million. This comprised $683 million outstanding on reinstated credit facilities; $175 million drawn on its new term loan; and a $50 million convertible bond.

In order to substantially eliminate future commitments under capital lease arrangements with SFL, Seadrill rejected the West Taurus lease through the bankruptcy court in early 2021 and negotiated amendments to the leases of West Hercules and West Linus in August 2021 and February 2022, respectively. The amended leases for West Hercules and West Linus are short term; the West Linus was returned to SFL on September 30, 2022, and we expect to deliver the West Hercules back to SFL in December 2022 or early 2023. In addition to reducing the lease terms, the lease amendments extinguished Seadrill’s obligations to purchase the units at the end of the leases (amongst other changes).

As part of Seadrill’s wider process, NSNCo, now Paratus Energy Sevices Limited (“PES”), the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:

1. Holders of the senior secured notes issued by NSNCo (“notes”, “noteholders”) released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;

2. Noteholders received a 65% equity interest in NSNCo with Seadrill’s equity interest thereby decreasing to 35%; and

3. Reinstatement in full of the notes on amended terms.

Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.

For a detailed description of Seadrill’s comprehensive restructuring, please refer to Note 3—“Chapter 11” of the Interim Financial Statements or Note 4 of the Recast Financial Statements.

ii. Listing on Oslo Stock Exchange and New York Stock Exchange

Seadrill’s common shares commenced trading on the Euronext Expand market of the Oslo Stock Exchange (“OSE”) on April 28, 2022, under the ticker “SDRL”.

On October 11, 2022, Seadrill received approval to relist its common shares on the New York Stock Exchange (“NYSE”) under the ticker symbol “SDRL”. The shares commenced trading on October 14, 2022. Following the listing on NYSE, the status of Seadrill’s listing on the Euronext Expand market of the OSE was changed from a primary to secondary listing.

On November 17, 2022, Seadrill’s shares were moved from the Euronext Expand market to the main list of the OSE.

iii. Rig disposal program

Seadrill previously initiated a program to dispose of long-term cold stacked units. Under this program, all cold stacked units were reviewed to identify units that were unlikely to secure work that offered a satisfactory return on the cost of the reactivation. In total ten units were identified for disposal with seven units being sold in 2021 and the remaining three units being sold in 2022. The units sold in 2022 include the West Venture, Sevan Driller and Sevan Brasil. The West Venture was sold to Rota Shipping for recycling on January 19, 2022 for $7 million. The Sevan Driller and Sevan Brasil were sold to New Fortress Energy on April 7, 2022 for $18 million and $6 million respectively. Proceeds from the disposals, less any sales costs, were repaid to the lenders holding the relevant security following Seadrill’s emergence from Chapter 11.

iv. Rig reactivations

Seadrill has commenced reactivation of five previously cold-stacked drilling units. Reactivation of the drillships West Carina and West Jupiter commenced in December 2021 and February 2022 respectively, with reactivation of the jackup rigs West Ariel, West Leda, and West Cressida commencing in April 2022.

Reactivation projects for the West Carina and West Jupiter are complete, with both rigs mobilizing for operations in Brazil. The West Carina commenced operations in November 2022 and the West Jupiter is expected to commence operations in December 2022. Reactivation projects for the West Ariel, West Leda, and West Cressida were handed over to ADES following the sale of jackup units described below.

v. Lease of West Gemini to Sonadrill joint venture

On July 1, 2022, Seadrill novated two drilling contracts for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of the contracts. Seadrill will continue to manage the rig on behalf of Sonadrill.

vi. Sale of jackup units in the Kingdom of Saudi Arabia

On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd. (together, “ADES”) for the sale of entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). Following entry into the Jackup SPA, we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. The assets and liabilities of the KSA Business were reclassified as held for sale.

On October 18, 2022, the Jackup Sale closed and the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contracts related to the rigs. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items.

As the Jackup Sale had not closed as of September 30, 2022, we will report the sale in our fourth quarter operating results as of the closing date. We have not yet determined the accounting gain that will be recognized with respect to the sale.

vii. Redelivery of leased units to SFL Corporation

On September 30, 2022, the harsh environment jackup unit, West Linus, was redelivered to SFL Corporation.

Following the redelivery, Seadrill has one remaining rig leased from SFL Corporation, West Hercules, which will be redelivered either in December 2022 or early 2023.

viii. Paratus Energy Services Limited disposal

On September 30, 2022, Seadrill entered into share purchase agreements under which it agreed to sell its entire 35% shareholding in Paratus Energy Services Limited (formerly Seadrill New Finance Limited) (“PES”) and certain other interests (the “PES Sale”). The PES Sale was completed in February 2023. PES is the entity through which investments in the SeaMex Group, Seabras Sapura, and Archer Ltd were held. In connection with the PES Sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.

As the PES Sale had not closed as of September 30, 2022, we have not reflected the sale in our third quarter financial statements. We do not expect the sale to result in a material accounting gain or loss on closing.

ix. Payments under second lien facility

On October 18, 2022, in connection with the Jackup Sale, Seadrill made a mandatory payment of $204 million under its secured second lien debt facility. The payment was comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest. Furthermore, on November 14, 2022, Seadrill made a voluntary payment of $269 million under its second lien debt facility. This payment was comprised of $250 million in debt principal, $13 million in exit fee, and $6 million in accrued interest. On February 10, 2023, Seadrill made a voluntary payment of $118 million under its second lien debt facility. This payment was comprised of $110 million in debt principal, $6 million in exit fee, and $2 million in accrued interest. On March 15, 2023, Seadrill made a voluntary payment of $44 million under its second lien debt facility. This payment was comprised of $40 million in debt principal, $2 million in exit fee, and $2 million in accrued interest. As such, in total, post period Seadrill made payments under its second lien debt facility of $635 million, including $592 million in debt principal.

x. Statement of claim from SFL Hercules Ltd.

On March 5, 2023, Seadrill was served with a claim from SFL Hercules Ltd., filed in the Oslo District Court in Norway, relating to our redelivery of the rig West Hercules to SFL in December 2022. In its petition, SFL claims that the rig was not redelivered in the condition required under our contract with SFL and seeks damages in the amount of approximately NOK 300 million (approximately $28 million). We are currently assessing the claim and intend to vigorously defend our position. At this time, we are unable to determine an amount or range of possible loss, if any. See “Risks Relating to Seadrill—Risks Relating to Our Company and Industry—We may be subject to litigation, arbitration, other proceedings and regulatory investigations that could have an adverse effect on us.”

Contract Backlog

Contract backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog includes management contract revenues and lease revenues from bareboat charter arrangements, denoted as “other” in the tables below. Contract backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to non-consolidated entities.

The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)	Successor	Predecessor
	September 30, 2022	December 31, 2021
Contract backlog (1)
Harsh environment	602	810
Floaters	1,377	1,309
Jackups (2)	718	149
Other	318	299

Total	3,015	2,567

Attributable to:
Continuing operations	2,297	2,418
Discontinued operations (2)	718	149

(1)

We have amended our definition of contract backlog from that disclosed in the Recast Financial Statements to now include the previously excluded management contract revenues and lease revenues from bareboat charter arrangements.

(2)

The Jackups backlog of $718 million (December 31, 2021 (Predecessor): $149 million) relates to the seven jackup units in the Kingdom of Saudi Arabia that were sold to ADES on October 18, 2022 and, as such, the associated revenue will not be recognized by Seadrill.

Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ to the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting on weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ to the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.

We project the September 30, 2022 remaining contract backlog to be realized over the following periods:

		Year ended December 31
(In $ millions)	Total	2022 (1)	2023	2024	2025	Thereafter
Contract backlog
Harsh environment	602	75	179	120	71	157
Floaters	1,377	101	550	352	303	71
Jackups	718	35	233	230	198	22
Other	318	57	158	85	14	4

Total	3,015	268	1,120	787	586	254

Attributable to:
Continuing operations	2,297	233	887	557	388	232
Discontinued operations	718	35	233	230	198	22

(1)	Remainder of 2022

The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.

Market Overview and Trends

The below table shows the average oil price for the nine months ended September 30, 2022 and for each year ended December 31 over the period 2019 to 2021. The Brent oil price at September 30, 2022 was $88.

	Dec-2019	Dec-2020	Dec-2021	Sep-2022
Average Brent oil price ($/bbl)	64	42	71	102

Source: ICE Brent Crude Futures

The oil price, one of the key oil & gas industry metrics, has demonstrated strong recovery since early 2020. In April 2020, the average Brent oil price was $20/barrel – the decrease in which was largely driven by the COVID-19 pandemic. As of November 28, 2022, Brent was trading at $83 per barrel, driven by the recovery in demand and recent supply side-related geopolitical events. However, global inflation has led to increasing concerns over a global economic recession that may have a negative impact on future demand for offshore drilling services. As a result, there is still uncertainty around the sustainability of the improvement in oil prices and the recovery in demand currently observed, as well as an expected increase to our cost base, both in increased personnel costs as well as in the prices of goods and services required to reactivate or operate our rigs.

The below table shows the global number of rigs on contract and marketed utilization at September 30, 2022 and at December 31 for each of the three preceding years:

	Dec-2019	Dec-2020	Dec-2021	Sep-2022
Contracted rigs
Harsh environment jackup	32	26	28	32
Harsh environment floater	35	25	25	26
Benign environment floater	119	107	106	115
Benign environment jackup	171	175	174	211
Marketed utilization
Harsh environment jackup	94%	75%	80%	98%
Harsh environment floater	87%	77%	77%	83%
Benign environment floater	77%	77%	80%	83%
Benign environment jackup	85%	82%	81%	91%

The jackup metrics above only include rigs with water depth greater than 350 feet, Source: IHS Rigpoint Petrodata

Global benign-environment floaters

Marketed utilization in the third quarter of 2022 continued to trend upwards driven by improved demand and fixture activity following low levels in 2020. The improved utilization levels are mainly driven by improved demand, specifically, in the drillship segment. The utilization level in the drillship segment is trending above 95% with regions like US GoM and Brazil reaching close to 100% utilization. (Note that the benign-environment floater figures in the table above include both drillship and semi-submersible rigs).

Global benign environment jackups

Marketed utilization in the benign jackup segment improved to exceed the 90% supported by fixtures for incremental rigs in the Middle East. With demand outlook expected to improve further in Q4 2022, and availability of high specification jackups tightening, utilization and dayrates are expected to trend upwards in the coming quarters.

Global harsh environment units

Marketed utilization in the harsh environment floater segment has shown minor improvements quarter-on-quarter and is expected to remain muted through 2022 and 2023 due to limited incremental demand and available supply.

Harsh environment jackup utilization in the third quarter of 2022 has improved considerably driven by the incremental demand from the UK. Harsh environment floater utilization has improved slightly since the end of 2021 but is still below the levels seen in 2018/2019.

Results of Operations and application of Fresh Start accounting

Upon emergence from Chapter 11 proceedings, on February 22, 2022, we adopted Fresh Start accounting in accordance with ASC 852, Reorganizations (“ASC 852”). Adopting Fresh Start accounting results in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values, which in certain cases differ materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets.

The effects of Seadrill’s Plan of Reorganization (the “Plan”) and the application of Fresh Start accounting were applied as of February 22, 2022 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of September 30, 2022. The related adjustments were recorded in the Consolidated Statements of Operations of the Predecessor as “Reorganization items, net” during the 2022 Predecessor period.

Accordingly, our consolidated financial statements for periods after February 22, 2022 are not and will not be comparable to the Predecessor consolidated financial statements prior to that date. Our consolidated financial statements and related footnotes are presented with a black line division which delineates the lack of comparability between the Successor and Predecessor periods. Our financial results for future periods following the application of Fresh Start accounting may be different from historical trends and the differences may be material.

Reclassification of KSA Business as a discontinued operation

On September 1, 2022, Seadrill entered into the Jackup SPA with subsidiaries of ADES for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). The sale represented a strategic shift in Seadrill’s operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.

Results of operations

The tables included below set out financial information for the three months ended September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), period from February 23, 2022 through September 30, 2022 (Successor), and three and nine months ended September 30, 2021 (Predecessor):

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Operating revenues	269	222	615	169	632
Operating expenses	(250)	(237)	(571)	(134)	(755)
Other operating items	1	11	1	2	(127)

Operating profit/(loss)	20	(4)	45	37	(250)
Interest expense	(33)	(18)	(73)	(7)	(97)
Other (expenses)/income	(3)	(30)	(12)	3,711	(257)

(Loss)/profit before income taxes	(16)	(52)	(40)	3,741	(604)
Income tax expense	(2)	(3)	(10)	(2)	(11)
Profit/(loss) after tax from discontinued operations	2	(31)	2	(33)	(76)

Net (loss)/profit	(16)	(86)	(48)	3,706	(691)

1) Operating revenues

Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Contract revenues (a)	187	164	435	124	457
Reimbursable revenues (b)	9	9	21	4	26
Management contract revenues (c)	63	42	140	36	130
Other revenues (d)	10	7	19	5	19

Total operating revenues	269	222	615	169	632

a) Contract revenues

Contract revenues represent the revenues that we earn from contracting our drilling units to customers, primarily on a dayrate basis. We have analyzed contract revenues by segment in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	122	115	252	75	312
Floaters	65	49	183	49	145

Contract revenues	187	164	435	124	457

Contract revenues are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.

i. Average number of rigs on contract

We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract for the periods covered is set out in the below table.

The number of units presented excludes the seven jackup units sold to ADES as a result of the Jackup Sale. We have excluded these units from the below table as their revenues have been reported through discontinued operations. The number of units presented also excludes Seadrill-owned units that have been leased to third parties for any period the rigs were under lease. This includes the three jackup units leased to the Gulfdrill joint venture and the drillship, West Gemini, that has been leased to the Sonadrill joint venture since July 1, 2022. We have excluded these units from the below table as the charter revenues they earn are presented in our financial statements as “other revenues” and “management contract revenues” respectively rather than the “contract revenues” being discussed in this section.

	Successor	Predecessor	Successor	Predecessor
(Number)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	4	5	4	5	4
Floaters	3	3	4	5	3

The average number of harsh environment rigs on contract decreased from five during the three months ended September 30, 2021 (Predecessor) to four in the three months ended September 30, 2022 (Successor). The decrease was due to the leased rig, West Bollsta, completing its contract in February 2022, prior to being redelivered to Northern Ocean.

The average number of floaters on contract remained constant at three in both the three months ended September 30, 2021 (Predecessor) and the three months ended September 30, 2022 (Successor). Increased operating days for the Sevan Louisiana and West Neptune were offset by the West Saturn coming off contract in April 2022 for a rig upgrade ahead of its upcoming contract with Equinor in Brazil.

ii. Average contractual dayrates

We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of rig operating days for the reporting period. We have set out the average contractual dayrates for the periods presented in the below table:

	Successor	Predecessor	Successor	Predecessor
(In $ thousands)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	258	266	255	269	258
Floaters	244	204	229	191	203

The average contractual dayrate earned by the harsh environment segment was lower during the three months ended September 30, 2022 compared to the three months ended September 30, 2021 (Predecessor). The decrease was due to market index rate adjustments on the West Elara and West Linus. These decreases were offset by West Hercules moving on to a contract at a higher dayrate with Equinor in Canada. Additionally, we earned higher amortized mobilization revenue for the West Hercules due to its mobilization to Canada.

The average contractual dayrate earned by the floater segment was higher during the three months ended September 30, 2022 (Successor) compared to the three months ended September 30, 2021 (Predecessor) primarily due to the Sevan Louisiana moving to a higher dayrate when it commenced operations with Talos in August 2022. West Tellus also moved to a higher dayrate for its 17-day contract extension with Shell in August 2022.

iii. Economic utilization for rigs on contract

We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.

Economic utilization for each of the periods presented in this report is set out in the table below:

	Successor	Predecessor	Successor	Predecessor
(Percentage)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	96%	96%	95%	94%	95%
Floaters	95%	81%	97%	95%	78%

The economic utilization for the three months ended September 30, 2022 (Successor) improved in the floater segments between the reported periods, reflecting improved operational performance and no major downtime events during 2022.

b) Reimbursable revenues

We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues. Reimbursable revenues have remained broadly constant over the reporting periods presented in this report.

c) Management contract revenues

Management contract revenues includes revenues related to contracts where we are providing management, operational and technical support services to other parties. The below table provides an analysis of management contract revenues for periods presented in this report.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	—	4	—	—	28
Floaters	59	33	130	33	85
Jackups	4	3	10	2	9
Other	—	2	—	1	8

Total management contract revenues	63	42	140	36	130

Management contract revenues for the harsh-environment segment in the three months ended September 30, 2021 (Predecessor) were related to management fees earned from Northern Ocean for managing the West Mira until completion of the contract in September 2021.

Management contract revenues for the floater segment increased during the three months ended September 30, 2022 (Successor) compared to the three months ended September 30, 2021 (Predecessor) due to commencement of the Quenguela and West Gemini contracts, managed through our joint venture, Sonadrill.

Management contract revenues for the jackup segment represent fees earned from SeaMex for managing five jackup units under contract with Pemex in the Gulf of Mexico.

Refer to Note 24 - Related party transactions for further details on these related parties.

d) Other revenues

Other revenues include the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Leasing revenues (a)	7	7	16	4	19
Other (b)	3	—	3	1	—

Total other revenues	10	7	19	5	19

(a)

Leasing revenue represents revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 24 - “Related party transactions” for further details.

(b)

On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as lease revenue, on a straight-line basis, over the lease term.

2) Operating expenses

Total operating expenses include vessel and rig operating expenses, reimbursable expenses, management contract expenses, depreciation of drilling units and equipment, amortization of favorable and unfavorable contracts, and selling, general and administrative expenses.

We have analyzed operating expenses between these categories in the table below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Vessel and rig operating expenses (a)	(137)	(153)	(323)	(76)	(440)
Reimbursable expense	(8)	(8)	(18)	(4)	(24)
Depreciation	(28)	(27)	(68)	(17)	(95)
Amortization of intangibles (b)	(10)	—	(22)	—	—
Management contract expense (c)	(49)	(33)	(98)	(31)	(148)
Selling, general and administrative expenses	(18)	(16)	(42)	(6)	(48)

Total operating expenses	(250)	(237)	(571)	(134)	(755)

a) Vessel and rig operating expenses

Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repair and maintenance and onshore support costs.

We have analyzed vessel and rig operating expenses by segment in the table below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh environment	(79)	(93)	(187)	(51)	(263)
Floaters	(57)	(57)	(132)	(35)	(167)
Jackups	(1)	—	(2)	—	(7)
Other	—	(3)	(2)	10	(3)

Vessel and rig operating expenses	(137)	(153)	(323)	(76)	(440)

Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs, we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred. Where a rig is leased to another operator, the majority of vessel and rig expenses are incurred by the operator. For detail on the movement in operating rigs in each period presented, please refer to section a)—“i. Average number of rigs on contract”.

Vessel and rig operating expenses incurred by the harsh environment segment were lower during the three months ended September 30, 2022 (Successor) compared to the three months ended September 30, 2021 (Predecessor) primarily due to the segment having decreased activity following the completion of operations for the West Bollsta and redelivery of the rig to Northern Ocean in the first quarter of 2022. Vessel and rig expenses incurred by the floater segment during the three months ended September 30, 2022 (Successor) were broadly in line with costs incurred by the segment during the equivalent period in 2021.

b) Amortization of intangibles

On emergence from Chapter 11 proceedings and application of Fresh Start accounting, we recognized intangible assets and liabilities for favorable and unfavorable drilling contracts at fair value. We amortize these assets and liabilities over the remaining contract period and classify the amortization under operating expenses.

c) Management contract expense

Management contract expense includes the costs incurred to service our managed rig arrangements. We have analyzed the main components of management contract expense in the table below:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Managed rig operating expenses	(43)	(20)	(77)	(11)	(55)
Managed rig reimbursable expenses	(6)	(13)	(21)	(21)	(42)
Changes in allowances for expected credit losses	—	—	—	1	(51)

Total management contract expense	(49)	(33)	(98)	(31)	(148)

Management contract expense increased during the three months ended September 30, 2022 (Successor) compared to the three months ended September 30, 2021 (Predecessor) primarily due to commencement of the Quenguela in March 2022 and novation of the West Gemini to Sonadrill in July 2022.

3) Other operating items

Other operating items include the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Impairment of long-lived assets (a)	—	—	—	—	(152)
Gain on disposals (b)	1	11	1	2	22
Other operating income	—	—	—	—	3

Total other operating items	1	11	1	2	(127)

a) Impairment of long-lived assets

Impairment of long-lived assets in the nine months ended September 30, 2021 (Predecessor) relates to impairment of the West Hercules following anticipated changes in the leasing arrangements with SFL. The revised undiscounted future net cash flows were less than the rig’s carrying value, meaning that the “step one” or “asset recoverability” test failed for that rig. Following this assessment, we recorded an impairment charge of $152 million to reduce the rig’s book value to its estimated fair value, which we estimated using a discounted cash flow model. There was no impairment during 2022.

b) Gain on disposals

The gain on disposals for the three months ended September 30, 2022 (Successor) relates to the sale of certain drilling equipment. The gain on disposals for the three months ended September 30, 2021 (Predecessor) relates to the disposal of the West Pegasus, West Freedom and West Alpha.

4) Interest expense

Interest expense consists of the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash and payment-in-kind interest on debt facilities (a)	(32)	—	(73)	—	(24)
Interest on SFL leases (b)	—	(18)	—	(7)	(73)
Unwinding of debt premium	—	—	1	—	—
Guarantee and commission fees	(1)	—	(1)	—	—

Interest expense	(33)	(18)	(73)	(7)	(97)

a) Cash and payment-in-kind interest on debt facilities

We incurred cash and payment-in-kind interest on our new debt facilities after emergence from Chapter 11 proceedings on February 22, 2022 and on our old debt facilities before filing for Chapter 11 proceedings in February 2021. This is summarized in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Pre-filing senior credit facilities	—	—	—	—	(24)
Post-emergence first-lien senior secured	(4)	—	(9)	—	—
Post-emergence second lien senior secured	(27)	—	(62)	—	—
Post-emergence unsecured convertible bond	(1)	—	(2)	—	—

Cash and payment-in-kind interest	(32)	—	(73)	—	(24)

b) Interest on SFL Leases

Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules leases were modified to be operating leases, resulting in no further expense being recorded through this line item for the Successor.

5) Other income and expense

We have analyzed other income and expense into the following components:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Interest income	4	—	7	—	1
Share in results from associated companies	(1)	2	(7)	(2)	3
Gain on derivative financial instruments (a)	4	—	11	1	—
Foreign exchange (loss)/gain	(6)	(8)	(9)	8	1
Reorganization items (b)	(3)	(24)	(12)	3,683	(250)
Other financial items	(1)	—	(2)	21	(12)

Total financial items and other expense, net	(3)	(30)	(12)	3,711	(257)

a) Gain on derivative financial instruments

On May 11, 2018, the Predecessor purchased an interest rate cap for the notional amount of $4.5 billion for $68 million to provide coverage against increases in LIBOR above 2.87%. Following the termination of 81% of these derivatives in the quarter ended June 30, 2022, the notional amount covered by the cap is $834 million and results in us being 89% hedged on our debt portfolio. We account for the cap as a derivative financial instrument, with changes in fair value being recognized as income each period. We recognized a gain during the three months ended September 30, 2022 (Successor) related to the increase in forward interest rates.

b) Reorganization items

Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as “Reorganization items, net” in the Consolidated Statements of Operations.

The following table summarizes the reorganization items recognized for periods presented.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Gain on settlement of liabilities subject to compromise	—	—	—	3,591	—
Fresh Start valuation adjustments	—	—	—	266	—
Loss on deconsolidation of Paratus Energy Services	—	—	—	(112)	—
Advisory and professional fees (i)	(3)	(31)	(12)	(46)	(77)
Gain on write-off of related party payables	—	5	—	—	11
Expense of predecessor Directors & Officers insurance policy	—	—	—	(17)	—
Remeasurement of terminated lease to allowed claim	—	—	—	—	(186)
Interest income on surplus cash	—	2	—	1	2

Total reorganization items, net	(3)	(24)	(12)	3,683	(250)

i) Advisory and professional fees

Professional and advisory fees incurred for post-petition Chapter 11 expenses. Professional and advisory expenses have been incurred post-emergence but relate to our Chapter 11 proceedings.

6) Income taxes

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income.

Liquidity and Capital Resources

1) Emergence from Chapter 11 Proceedings

On February 22, 2022, Seadrill completed its comprehensive restructuring and emerged from Chapter 11 proceedings. Please refer to Note 3—“Chapter 11” of the accompanying financial statements for further details. Having now emerged from Chapter 11 and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months.

2) Liquidity

Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract day rates, timing of accounts receivable collection, capital expenditures for rig upgrades and reactivation projects, timing of payments for operating costs, and other obligations.

Our liquidity comprises cash and cash equivalents. The below table shows cash and restricted cash balances as of each date presented.

	Successor	Predecessor
(In $ millions)	September 30, 2022	December 31, 2021
Unrestricted cash	224	293
Restricted cash	125	223

Cash and cash equivalents, including restricted cash—continuing operations	349	516
Cash and cash equivalents, including restricted cash—discontinued operations	8	88

Cash and cash equivalents, including restricted cash	357	604

Along with the cash and cash equivalents above, the Company also has an undrawn revolving credit facility of $125 million as at September 30, 2022. Please refer to the “Borrowing Activities” section below for more information on this facility.

We have shown our sources and uses of cash by category of cash flow in the below table:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash flows used in operating activities (a)	(12)	(56)	(115)
Cash flows used in investing activities (b)	(153)	(130)	(44)
Cash flows provided by financing activities (c)	16	85	—
Effect of exchange rate changes in cash	(3)	6	(2)

Change in period	(152)	(95)	(161)

a) Cash flows used in operating activities

Cash flows from operating activities includes cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.

The $12 million cash used in operating activities in the 2022 Successor period was driven primarily by mobilization expenditures incurred for the West Carina, West Jupiter and West Saturn ahead of their upcoming contracts in Brazil, and interest payments on the post-emergence debt facilities. This was offset by cash flows from operations and timing of receipts from customers.

The $56 million cash outflow from operating activities in the 2022 Predecessor period was primarily a result of timing of receipts from customers, payments made under leasing arrangements, and payment of advisor costs on emergence from Chapter 11.

The $115 million cash outflow from operating activities for the nine months ended September 30, 2021 was due to outflows from operations driven by negatively impacted market conditions as a result of the COVID-19 pandemic along with lease payments on the West Hercules and West Linus finance leases, as well as planned maintenance expenditures incurred on West Phoenix and West Saturn.

b) Cash flows used in investing activities

The $153 million cash outflow from investing activities during the 2022 Successor period was due to $108 million of capital expenditures on the West Carina and West Jupiter reactivation projects, as well as rig upgrades for the West Saturn and West Tellus ahead of new contracts with Petrobras starting later in 2022, and $30 million of capital expenditures on the KSA Business, classified as discontinued operations and net funding advanced to the discontinued operations of $16 million, offset by $1 million from the sale of certain drilling equipment.

The $130 million cash outflow from investing activities during the 2022 Predecessor period related to capital expenditures and cash that was deconsolidated as a result of the disposal of NSNCo, along with funding advanced to the discontinued operations of $20 million. The $44 million cash outflow from investing activities during the nine months ended September 30, 2021 related to capital expenditures and a loan advanced to the SeaMex joint venture, offset by proceeds on disposal of drilling units.

c) Cash flows provided by financing activities

The $16 million provided by financing activities during the 2022 Successor period was due to a loan advanced of $36 million from the continuing operations to the discontinued operations to finance capital expenditure, offset by a repayment of $20 million of funding by discontinued operations of a loan balance advanced by continuing operations in the 2022 Predecessor period.

The cash provided by financing activities in the 2022 Predecessor period related to the proceeds from the issuance of the $175 million new term loan and $50 million convertible bond on emergence from Chapter 11 proceedings, along with a loan advanced from the continuing operations to the discontinued operations of $20 million, to manage operational cash flows. These inflows were offset by $160 million of debt repayments.

Borrowing Activities

An overview of our debt as at September 30, 2022, divided into (i) secured credit facilities and (ii) unsecured senior convertible notes, is presented in the table below:

(In $ millions)	Principal value as at September 30, 2022	Exit fee	Debt premium	Carrying value as at September 30, 2022	Maturity date
Secured credit facilities
Secured Second Lien Facility	713	35	—	748	June 2027
Term Loan Facility (1)	175	5	4	184	December 2026

Total secured credit facilities	888	40	4	932
Unsecured
$50 million convertible note (2)	50	—	—	50	August 2028

Total debt	938	40	4	982

(1)

Under the $300 million facility, in addition to the $175 million term loan facility, Seadrill has access to the $125 million revolving credit facility, which was not drawn down at the Effective Date (nor has it been drawn to date).

(2)	The conversion option, together with the issue discount, was recorded in the Predecessor equity which was subsequently cancelled on emergence from Chapter 11 proceedings.

Prior to the Reorganization, Seadrill had $5,662 million of senior secured credit facilities. Under the Plan on the Effective Date, these facilities were in part reinstated in the form of the $683 million senior secured credit facility (as further described below), in part settled through issuance of new shares, and in part settled in cash (specifically in respect to the Asia Offshore Drilling Limited (“AOD”) credit facility).

Secured credit facilities and unsecured convertible note

$300 Million Term Loan and Revolving Credit Facility

In February 2022, as part of the Reorganization, Seadrill entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility (“RCF”). The term loan facility bears interest at a margin of 7% per annum plus the secured overnight financing rate (“SOFR”) (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread), and has a commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment. The facility includes an undrawn, uncommitted basket in the amount of $50 million for incremental facilities pari passu with the facility for specified purposes. There is a 3% exit fee payable on principal repayments under the super senior credit facility; in addition, there is a make-whole premium payable if the facility is repaid within the first three years. We have recognized exit fees of $5 million and a debt premium of $4 million in respect of the facility.

$683 Million Secured Second Lien Facility

In February 2022, as part of the Reorganization, Seadrill entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus the SOFR (and any applicable credit adjustment spread), and it has a maturity of June 15, 2027. The above-mentioned margin comprises two components: 5% cash interest; and 7.5% pay-if-you-can (“PIYC”) interest, whereby Seadrill can elect to pay the PIYC interest in cash or capitalize the interest to the principal outstanding (dependent on certain conditions set out in the facility agreement). The PIYC interest compounds to the loan quarterly. There is a 5% exit fee required on this facility. We have recognized an exit fee of $35 million in respect of the facility. On March 15, 2022, June 15, 2022, and September 15, 2022 payment-in-kind interest of $2 million, $14 million and $14 million, respectively, was capitalized, including the exit fee of 5%.

On October 18, 2022, in connection with the Jackup Sale, Seadrill made a mandatory payment of $204 million under its secured second lien debt facility. The payment was comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest. Furthermore, on November 14, 2022, Seadrill made a voluntary payment of $269 million under its second lien debt facility. This payment was comprised of $250 million in debt principal, $13 million in exit fee, and $6 million in accrued interest. As such, in total, post period Seadrill made payments under its second lien debt facility of $473 million, including $442 million in debt principal.

$50 Million Convertible Note

In February 2022, as part of the Reorganization, the Company issued $50 million of aggregate principal amount of an unsecured senior convertible note to Hemen Holdings Ltd., with a final maturity in August 2028 (the “Convertible Note”). The note bears interest of 6% per annum plus 3-month US LIBOR, which is payable quarterly in cash. The Convertible Note is convertible, at the option of the holder, into the shares in an amount equal to 5% of the fully-diluted ordinary shares.

Covenants contained in the Company’s debt facilities

Seadrill is subject to certain financial covenants (such as minimum liquidity and leverage ratios) and certain non-financial covenants under our financing agreements. These non-financial covenants include, but are not limited to, liens on all our drilling units (such as insurance obligations and drilling unit valuations), certain restrictions on additional indebtedness and investments or acquisitions, and certain restrictions on the payment of dividends. Our debt facilities include cross-default provisions, whereby, in certain circumstances, a default under one given facility might result in defaults under other facilities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by the Board and Audit & Risk Committee. This may include the use of derivative instruments.

Credit risk

We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies and, as such, we do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.

We do not demand collateral in the normal course of business. As of September 30, 2022, the credit exposure of derivative financial instruments is limited to our interest rate cap.

Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 – “Current expected credit losses” to the Interim Financial Statements.

Concentration of risk

There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Danske Bank A/S, DNB, SABB, and BTG Pactual. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6—“Segment information”. For details on amounts due from affiliated companies, refer to Note 24-“Related party transactions”.

Foreign exchange risk

It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies. Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.

Interest rate risk

Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR. Following the termination of 81% of these derivatives in the quarter ended June 30, 2022, the notional amount covered by the cap is $834 million and results in 89% of our debt being hedged. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.877% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at September 30, 2022 was 3.755%

The new term loan and second lien debt facilities entered on emergence from Chapter 11 proceedings are referenced to the SOFR, while the Convertible Note is referenced to 3-month US LIBOR and has fallback previous for reference rate benchmark changes.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Critical accounting estimates are important to the portrayal of both our financial position and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in the Recast Financial Statements.

Critical accounting estimates that are significant for the nine months ended September 30, 2022 are as follows:

Carrying value of rig assets

Generally, the carrying amount of our drilling units including rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. However, drilling units acquired through a business combination or remeasured through the application of Fresh Start accounting are measured at fair value as of the date of acquisition or the date of emergence, respectively. Our drilling units are subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values, and impairments.

Our estimates, assumptions and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At September 30, 2022 (Successor), the carrying amount of our drilling units was $1.6 billion, representing 90% of our non-current assets.

Useful lives and residual value

The cost of our drilling units less estimated residual value is depreciated on a straight-line basis over their estimated remaining useful lives. The estimated useful life of our semi-submersible drilling rigs, drillships and jackup rigs, when new, is 30 years.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions, changes in laws or regulations affecting the drilling industry and possible climate change impacts. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes in the operating condition or functional capability of our rigs as well as market and economic factors. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.

Impairment considerations (Drilling Units)

The carrying values of our long-lived assets are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.

For the nine months ended September 30, 2022, no indicators of impairment were identified against our drilling units. Refer to Note 4—“Fresh Start accounting” to the Interim Financial Statements for details on fair value adjustments made to our drilling units as of the Effective date.

Fresh start accounting

As set forth in the Disclosure Statement approved by the Bankruptcy Court, the Company was approved to have an enterprise valuation of between $1,795 million and $2,396 million. Using valuation models, we valued the Successor’s enterprise value to be $2.1 billion as of the Effective Date, which is equal to the mid-point of the court approved valuation range. Enterprise value represents the estimated fair value of an entity’s shareholders’ equity plus long-term debt and other interest-bearing liabilities less unrestricted cash and cash equivalents.

The enterprise value and corresponding equity value are dependent upon achieving future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.

Critical accounting estimates in relation to fresh-start valuation of our drilling units and investments included: Off-contract revenue estimates, off-contract operating expense assumptions, contract probabilities, the weighted average cost of capital (“WACC”) rate used to discount free cash flow projections and drilling unit market valuations.

Liabilities subject to compromise

While in Chapter 11 proceedings, we distinguished liabilities from those that are liabilities subject to compromise (“LSTC”), being unsecured or undersecured prepetition liabilities, from those that were not, being fully secured prepetition liabilities and all post-petition liabilities. If there is uncertainty about whether a claim was undersecured, or would be impaired under the Plan of Reorganization, the entire amount of the claim was included within LSTC. Liabilities that were affected by the plan were reported at the amounts expected to be allowed, even if they were ultimately settled for lesser amounts, which inherently required a degree of estimation.

Current expected credit losses

As set out in our Recast Financial Statements, we adopted accounting standard update 2016-13 effective January 1, 2020. Under this guidance, we are required to record allowances for the expected future credit losses to be incurred on trade and loan receivable balances. We have used a probability-of-default model to estimate these expected credit losses. Under this methodology we use data such as customer credit ratings, maturity of loan, security of loan, and incorporate historical data published by credit rating agencies, to estimate the chance of default and loss given default. We then multiply the balance outstanding by the estimated chance of default and loss given default to calculate the allowance required for the expected credit loss.

To estimate probability-of-default we have cross referenced the customer credit ratings and expected loan maturities for our receivable balances against historical default rates published by credit rating agencies. The counterparties to our related party receivable balances do not typically have published credit ratings, in which case we have estimated a shadow credit rating. To estimate loan maturities, we have considered both the contractual maturity date of the loan or receivable balance as well as an internal assessment of the counterparties’ ability to settle the amount owed by that date. We estimated loss-given-default based on historical recovery rates published by credit rating agencies for claims with similar security and priority as the receivable being assessed.

Uncertain tax positions

Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempted company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions as appropriate. Our income tax expense is based on our income, statutory tax rates and various deductions & credits available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year because our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuations.

The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year.

While our annual income tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. To determine the amount of deferred tax assets and liabilities, as well as valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the amount of deferred taxes. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. Refer to Note 11—“Taxation” to our Interim Financial Statements included herein for further information.

Equity Method Investments

Seadrill is required to include the estimated value of its commitment to lease the West Gemini to the Sonadrill joint venture partnership at below market price as part of Seadrill’s investment in the joint venture. This estimate was based on a blended arms-length charter rate, a firm lease term from July 2022 to August 2024 and a discount rate based on Seadrill’s first lien debt plus Sonadrill specific risk factors.

Management determined the arms-length charter rate used to measure the fair value of the below-market lease by applying Seadrill’s transfer pricing methodology to the West Gemini arrangement. Management modelled the cash flows that the West Gemini would generate over the term of the drilling contract and then calculated the charter rate that would leave the West Gemini rig operator with a 6% pre-tax margin on its operating costs. Refer to Note 15—“Investment in associated companies” to our Interim Financial Statements included herein for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF AQUADRILL

The information in this section has been reproduced from Aquadrill’s annual reports for the years ended December 31, 2021 and 2020, as well as Aquadrill’s report on the nine months ended September 30, 2022. Certain cross-references may refer you to other sections and captions of the annual report not reproduced here. Cross-references to Aquadrill’s reports or other documents outside of this prospectus are not incorporated by reference herein. The following discussion and analysis contains forward-looking statements. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The following information should be read in conjunction with the audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion of Aquadrill’s results of operations and liquidity and capital resources includes comparisons for the years ended December 31, 2021 and 2020 and the nine months ended September 30, 2022 to the nine months ended September 30, 2021. Aquadrill LLC (“Aquadrill”) is a limited liability company incorporated under the laws of the Republic of the Marshall Islands and is the successor reporting company to Seadrill Partners LLC (“SDLP”). The following discussion is intended to assist you in understanding Aquadrill’s financial position at December 31, 2021 and September 30, 2022, and Aquadrill’s results of operations for the period from May 25 through December 31, 2021 (Successor) and the nine months ended September 30, 2022, the period from January 1 through May 24, 2021 (Predecessor), and the twelve months ended December 31, 2020 (Predecessor). References to the term “Predecessor” refers to the financial position and results of operations of Seadrill Partners prior to, and including, May 24, 2021. This is also applicable to terms “Seadrill Partners”, “SDLP”, or “SDLP Group” in context of events prior to and including Aquadrill’s emergence from Chapter 11 Proceedings on May 24, 2021. References to the term “Successor” refers to the financial position and results of operations of Aquadrill after May 24, 2021. This is also applicable to the term “Aquadrill” in context of events after Aquadrill’s emergence from Chapter 11 Proceedings on May 24, 2021.

BUSINESS

Introduction

Aquadrill is a holding company which owns offshore drilling rigs available to the oil and gas industry. Aquadrill’s primary business is the ownership of drillships, semi-submersible rigs and tender rigs available for operations in shallow to ultra-deepwater areas in both benign and harsh environments.

Aquadrill competes in a single, global operating segment, which involves contracting Aquadrill’s mobile offshore drilling fleet and related equipment primarily on a dayrate and bareboat charter basis to drill wells for its customers, typically oil super-majors, national oil companies, independent oil and gas companies and other drilling contractors as a bareboat charter. To operate its rigs, Aquadrill has contracted with reputable service providers who are recognized for providing high quality operations in some of the most challenging sectors of offshore drilling. Aquadrill’s drilling fleet is one of the most versatile fleets in the world, consisting of drillships, semi-submersible and tender rigs used in support of offshore drilling activities and offshore support services on a worldwide basis.

Aquadrill’s drilling rig fleet is deployed in geographically dispersed oil and gas exploration and development areas throughout the world. Although rigs can be moved from one region to another, the cost of moving rigs and the availability of rig-moving vessels may cause the supply and demand balance to fluctuate somewhat between regions. Still, significant variations between regions do not tend to persist long term because of rig mobility. Aquadrill’s fleet is deployed in a single, global market for the provision of contract drilling services. The location of Aquadrill’s rigs and the allocation of its resources are determined by the activities and needs of its customers.

Aquadrill’s Fleet

Aquadrill believes its fleet is comparatively one of the youngest and most modern of all the major offshore drilling contractors with an average fleet age of approximately 12.3 years as of February 2023. For the nine months ended September 30, 2022, Aquadrill owned and operated a fleet of 8 drilling units, including 4 drillships, 1 semi-submersible rig and 3 tender rigs. For the year ended December 31, 2021, Aquadrill owned and operated a fleet of 9 drilling units, including 4 drillships, 2 semi-submersible rigs and 3 tender rigs.

Drillships

Drillships are self-propelled ships equipped for drilling offshore in water depths ranging from 1,000 to 12,000 feet and are positioned over the well through a computer-controlled thruster system. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 80 or more people.

Semi-submersible drilling rigs

Semi-submersibles are self-propelled drilling rigs consisting of an upper working and living quarters deck connected to a lower hull consisting of columns and pontoons. Such rigs operate in a “semi-submerged” floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. The rig is situated over a wellhead location and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line.

Semi-submersible rigs can be either moored or dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors and typically operate in water depths ranging up to 1,500 feet. Dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system and typically operate in water depths ranging from 1,000 to 12,000 feet. Depending on country of operation, semi-submersible rigs generally operate with crews of 80 or more people.

Tender rigs

Tender rigs are self-erecting rigs which conduct production drilling from fixed or floating platforms. During drilling operations, the tender rig is moored next to the platform. The modularized drilling package, stored on the deck during transit, is lifted prior to commencement of operations onto the platform by the rig’s integral crane. To support the operations, the tender rig contains living quarters, a helicopter deck, storage for drilling supplies, power machinery for running the drilling equipment and well completion equipment. There are two types of self-erecting tender rigs, barge type and semi-submersible (semi-tender) type. Tender barges and semi-tenders are equipped with similar equipment, but the semi-tenders’ hull structure allows the unit to operate in rougher weather conditions. Tender rigs allow for drilling operations to be performed from platforms without the need for permanently installed drilling packages, and typically operate in water depths of up to 6,500 feet. Self-erecting tender rigs generally operate with crews of 40 or more people.

See additional information on Aquadrill’s fleet below in Outlook, Drilling units.

SIGNIFICANT EVENTS

Chapter 11 Proceedings, Emergence from Chapter 11 and Fresh Start Accounting

Overview

Since 2017, Seadrill Partners LLC and its debtor affiliates, (collectively, the “Debtors,” and together with Seadrill Partners LLC’s direct and indirect non-Debtor subsidiaries and affiliates, collectively, “SDLP” and/or the “SDLP Group”), faced an onslaught of negative macroeconomic trends, including reduced upstream capital expenditures, a surplus in rig supply, and increased price competition. In response, SDLP and its seven-member Board of Directors proactively sought to address the SDLP Group’s capital structure challenges. Additionally, SDLP, through the four-member Conflicts Committee of its Board of Directors (the “Conflicts Committee”), focused on several key conflict issues, including the potential to restructure and/or replace the Seadrill MSA (as defined below) to best maximize value. The Conflicts Committee retained Evercore as its independent financial adviser and Sheppard Mullin as its independent legal counsel to assist in this assessment.

From the summer of 2020 through filing for Chapter 11, the Debtors preserved liquidity in anticipation of a holistic balance-sheet restructuring in conjunction with the Strategic Process (as defined below). As part of these efforts, Seadrill Operating L.P., Seadrill Capricorn Holdings LLC, Seadrill Partners Finco LLC and certain debtors executed two amendments to the Term Loan B (“TLB”) Credit Agreement that preserved more than $100.0 million of cash-interest expense and the Debtors elected not to make a periodic payment with respect to certain swap obligations.

In connection with the Term Loan B Credit Agreement amendments, the Conflicts Committee (together with Evercore and Sheppard Mullin) commenced a strategic process by which it solicited third party interest to (a) enter into a new management and administrative services agreement with the Debtors with respect to one or more of their vessels and/or (b) participate in a merger or acquisition transaction involving the Debtors (collectively, the “Strategic Process”). The goal of the Strategic Process was to maximize the Debtors’ value for the benefit of their stakeholders, with a view to facilitate further discussion and negotiation surrounding the Debtors’ balance-sheet restructuring.

The Debtors, led by the Conflicts Committee, sought to use the Strategic Process to forge consensus with the TLB Lenders (as defined in the Disclosure Statement) regarding a balance-sheet restructuring that would equitize all of the TLB Lenders’ claims through a scheme of arrangement or prearranged Chapter 11 process.

On November 25, 2020, Seadrill, without prior notice to SDLP, exercised certain purported rights under the MSA to settle approximately $24.2 million in purported various claims (the “Cash Sweep”), which was $19.4 million in excess of the $4.8 million authorized by the Conflicts Committee. Thereafter, the Conflicts Committee assessed Seadrill’s actions and sought to chart a path forward to maximize the value of the Debtors in light of numerous considerations. Among other things, the Conflicts Committee: (a) conferred with the Debtors’ management team and the Conflicts Committee’s independent advisors; (b) engaged with the advisors to the Ad Hoc Group (as defined in the Disclosure Statement) regarding the situation; (c) considered the effect of Seadrill’s actions or potential actions on its operations, customers, and employees; and (d) engaged with independent counsel regarding potential legal recourse.

Following several days of review and numerous formal and informal meetings, both at the Conflicts Committee level and at the Board of Directors level, the Debtors determined that it was prudent to commence the reorganization proceedings (the “Chapter 11 Proceedings”) to ensure that no additional unauthorized settlements like the Cash Sweep occurred by Seadrill and to use the Chapter 11 process to maximize the value of the Debtors’ enterprise for the benefit of all stakeholders. In conjunction with their decision to commence the Chapter 11 Cases (as defined below), the Debtors negotiated with the Ad Hoc Group for consensual use of cash collateral. As part of that agreement, the Debtors were to complete the Strategic Process, the outcome of which the Debtors anticipated would serve as the foundation for a plan of reorganization to address the Debtors’ over-leveraged balance sheet and an expeditious exit from Chapter 11 bankruptcy.

On December 1, 2020 (the “Petition Date”), the Debtors filed voluntary petitions (the “Bankruptcy Petitions”) for relief under Chapter 11 (“Chapter 11”) of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”), triggering a stay on enforcement of remedies with respect to SDLP’s debt obligations. As part of the Chapter 11 Proceedings, the Debtors were granted “first-day” relief which enabled SDLP to continue operations without interruption and the Debtors continued to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy

Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The cases were jointly administered under Case No. 20-35740 (“Chapter 11 Cases”).

On February 12, 2021, the Debtors and certain of their pre-petition lenders executed a plan support agreement, which contemplated a series of restructuring transactions that would equitize approximately $2.8 billion in secured term loan obligations and select go-forward, value maximizing services providers. The restructuring transactions were effectuated through the Plan (as defined below).

Emergence from Chapter 11

On May 14, 2021, the Debtors filed the Fourth Amended Joint Chapter 11 Plan of Reorganization of Seadrill Partners LLC and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan of Reorganization”, or the “Plan”) with the Bankruptcy Court. On May 14, 2021 (the “Confirmation Date”), the Bankruptcy Court entered an order (the “Confirmation Order”) approving the Disclosure Statement and confirming the Plan.

On May 24, 2021 (the “Effective Date”), SDLP successfully completed its financial restructuring and the Debtors successfully emerged from bankruptcy as Aquadrill. All conditions precedent to the restructuring contemplated by the Plan were satisfied or otherwise waived on or prior to the Effective Date. The Plan equitized approximately $2.8 billion in funded debt obligations, leaving Aquadrill debt free on emergence. On the Effective Date, SDLP’s common and subordinated units were cancelled and common units of Aquadrill (“New Common Units”) were issued to former holders of SDLP’s Super Senior Term Loan Claims (as defined in the Plan) and TLB Secured Claims (as defined in the Plan). Due to the cancellation of SDLP’s common and subordinated units on the Effective Date, Seadrill was no longer a related party to, and holds no ownership interest in, Aquadrill. As part of the Plan, new MSA Agreements (as defined below) were entered into for the management of Aquadrill’s offshore drilling units and a Transition Services Agreement was agreed to with Seadrill that provides for a safe and efficient transition. Additionally, the Plan has resolved all potential claims against SDLP alleged by related parties, secured creditors and unsecured creditors. All cash payments made by SDLP under the Plan on the Effective Date were funded from cash on hand.

Key terms of the Plan of Reorganization

As set out above, the Plan was confirmed by the Bankruptcy Court on May 14, 2021 and became effective when the Debtors emerged from the Chapter 11 Proceedings on May 24, 2021. The Plan provided for, among other things, that:

•	Predecessor equity interests were cancelled, released, and extinguished and the Predecessor equity holders did not receive any consideration;

•	20 million New Common Units of the Successor company were issued or reserved for issuance, in accordance with the Plan;

•	Approximately 31.8% of the New Common Units were issued or are reserved for issuance to holders of Super Senior Term Loan Claims against SDLP and certain of its Chapter 11 debtor affiliates;

•	Approximately 68.2% of the New Common Units were issued or are reserved for issuance to holders of TLB Secured Claims against SDLP and certain of its Chapter 11 debtor affiliates;

•	All outstanding obligations under the Term Loan B were settled;

•

A new limited liability company agreement was entered into and included the authorization of the New Common Units and to provide registration rights thereunder, among other corporate governance actions;

•

$12.7 million of certain General Unsecured Claims (as defined in the Plan) were to receive their pro-rata share of the $2.3 million that was funded on the Effective Date into the General Unsecured Claim Distribution Account (as defined in the Plan) with the residual continuing unimpaired;

•

The holders of Other Secured Claims (as defined in the Plan) and Other Priority Claims (as defined in the Plan) received payment in full in cash on the Effective Date or through the ordinary course of business after the Effective Date;

•	The MSA Agreements were entered into for the management of Aquadrill’s offshore drilling units. See the New Management Services Agreements item below for further discussion on the MSA Agreements;

•

The Settlement (as defined in the MSA Settlement Order) was entered into with Seadrill which cancelled and released all pre-petition receivables and payables between SDLP and Seadrill. Approximately $4.9 million in payables to Seadrill remained as of the Effective Date, which were reclassified to third-party payables upon emergence. See the Seadrill Global Settlement item below for further discussion on the Settlement with Seadrill;

•

A Transition Services Agreement was agreed to with Seadrill that provides for a safe and efficient transition. See the Seadrill Global Settlement item below for further discussion on the Transition Services Agreement;

•	The Plan resolved all potential claims against SDLP alleged by related parties, secured creditors and unsecured creditors; and

•

The Board of Directors authorized the 2021 Long-term Incentive Plan (“2021 LTIP”) which provides for awards in the form of Options, Unit Appreciation Rights, Restricted Unit Awards, Restricted Settlement Unit Awards, Performance Awards, or other Unit-Based awards. 1,052,631 New Common Units were authorized and reserved for issuance pursuant to the 2021 LTIP. No New Common Units were issued under the 2021 LTIP as of the Effective Date.

As of the Effective Date, in accordance with the Plan, the Board of Directors consisted of five members, comprised of Aquadrill’s Chief Executive Officer, Steven L. Newman, and four new members, Alan S. Bigman, John Bishop, Daniel C. Herz, and N. John Lancaster, Jr.

Fresh Start Accounting

Upon emergence from bankruptcy, Aquadrill met the criteria and were required to adopt fresh start accounting in accordance with the provisions set forth in ASC 852, Reorganizations, as (i) the holders of the then-existing voting units of the Predecessor prior to emergence received less than 50% of the new voting units of the Successor outstanding following its emergence from bankruptcy and (ii) the reorganization value of SDLP’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.

Aquadrill applied fresh start accounting effective May 24, 2021 which resulted in a new basis of accounting and Aquadrill becoming a new entity for financial reporting purposes with no beginning retained earnings or deficit as of the Effective Date. The effects of the Plan and the application of fresh start accounting were applied as of May 24, 2021 and the new basis of Aquadrill’s assets and liabilities are reflected in Aquadrill’s Consolidated Balance Sheet at the Effective Date and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as “Gain/(loss) on Reorganization items, net” during the period from January 1, 2021 through May 24, 2021. As a result of the application of fresh start accounting and the effects of the implementation of the Plan, certain values and operational results of the consolidated financial statements subsequent to May 24, 2021 are not comparable to those in SDLP’s consolidated financial statements prior to and including May 24, 2021. The Effective Date fair values of the Successor’s assets differ materially from their recorded values as reflected on the historical balance sheet of the Predecessor.

Debtor-In-Possession

During the pendency of the Chapter 11 Cases, SDLP operated SDLP’s business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code. The Bankruptcy Court granted all first day motions filed by SDLP which were designed primarily to minimize the impact of the Chapter 11 Cases on SDLP’s normal day-to-day operations, SDLP’s customers, regulatory agencies, including taxing authorities, and employees. As a result, SDLP was able to conduct normal business activities and pay all associated obligations for the post-petition period and Aquadrill was also authorized to pay and have paid pre-petition employees’ wages and benefits, pre-petition amounts owed to certain lienholders and critical vendors, amounts due to taxing authorities and other related taxes and funds belonging to third parties. During the pendency of the Chapter 11 Cases, all transactions outside the ordinary course of SDLP’s business required the approval of the Bankruptcy Court.

Rejection of Executory Contracts

Subject to certain exceptions, under the Bankruptcy Code, the Debtors had the right to assume, amend and assume, assign, or reject certain executory contracts and unexpired leases, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of a contract required the Debtors to satisfy pre-petition obligations under the contract, which potentially included payment of pre-petition liabilities in whole or in part. Rejection of a contract was typically treated as a breach occurring as of the moment immediately preceding the Petition Date. Subject to certain exceptions, this rejection relieved SDLP from performing Aquadrill’s future obligations under the contract but entitled the counterparty to assert a pre-petition general unsecured claim for damages.

Pre-petition claims and liabilities subject to compromise

On January 29, 2021, the Debtors filed schedules of assets and liabilities and statements of financial affairs with the Bankruptcy Court setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. The schedules and statements were subject to further amendment or modification after filing.

During bankruptcy, the Debtors’ liabilities were segregated into those subject to compromise and those not subject to compromise under ASC 852. Liabilities subject to compromise represented pre-petition obligations that were not fully secured and had at least a possibility of not being repaid at the full claim amount.

The Chapter 11 petition triggered an event of default under the Term Loan B Credit Agreement. As of the Petition Date, SDLP reclassified the Term Loan B to liabilities subject to compromise and discontinued recording interest. During the year ended December 31, 2020, SDLP paid interest of LIBOR + 6% on the original term loan and LIBOR + 10% on the super senior loans. LIBOR was subject to a 1% floor. As of the date of filing for Chapter 11, SDLP was subject to an additional 2% default interest. The contractual interest expense on the Term Loan B not accrued in SDLP’s Consolidated Statements of Operations was $21.3 million for the period from the Petition Date through December 31, 2020 and $77.9 million for the period from January 1, 2021 through the Effective Date.

All holders of pre-petition claims except governmental units were required to file proofs of claim by February 15, 2021 (the “Bar Date”). Governmental units holding claims against the Debtors were required to file proof of claim by May 30, 2021. At the Bar Date, 285 claims totaling approximately $3.2 billion had been filed with the Bankruptcy Court against the Debtors. Subsequent to this date, approximately 166 further claims have been filed but this did not materially impact the overall amount claimed against the Debtors. Through the claims resolution process, SDLP identified claims that SDLP believed should be disallowed by the Bankruptcy Court because they were duplicative, were later amended or superseded, were without merit, were overstated or for other reasons. Through the claims resolution process, differences in amounts scheduled by the Debtors and claims filed by creditors were investigated and resolved, including through the filing of objections with the Bankruptcy Court where appropriate. Aquadrill filed objections with the Bankruptcy Court as necessary for claims Aquadrill believed should be disallowed. Claims Aquadrill believed were allowable were reflected in “Liabilities subject to compromise” in the Consolidated Balance Sheets.

Prior to Aquadrill’s emergence from Chapter 11 bankruptcy on the Effective Date, all pre-petition amounts of known or potential pre-petition claims to be resolved in connection with the Chapter 11 Proceedings were classified as “Liabilities subject to compromise” in the Consolidated Balance Sheets at the expected amount of the allowed claim. All liabilities subject to compromise were either settled or reinstated pursuant to the terms of the Plan.

In light of the number of claims filed, the claims resolution process will take additional time to complete and continued after emergence. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be ascertained until the claims process is completed.

New Management Services Agreements

Prior to the Petition Date, Seadrill, a former related party of SDLP, owned 46.6% of the outstanding limited liability interests of SDLP, which included 34.9% of the outstanding common units and 100% of the subordinated units. Seadrill, through the Seadrill MSA, was responsible for the management, marketing, and operation of SDLP fleet of drilling units. SDLP was charged a fee for the services provided to it.

On January 20, 2021, SDLP entered into a management agreement with Energy Drilling Management Pte. Ltd. (“Energy Drilling”) to maintain, market and operate SDLP owned tender rigs; T-15, T-16, and Vencedor. The Energy Drilling MSA was the result of an extensive marketing process conducted by the Debtors. As part of this process, the Debtors reached out to numerous potential counterparties, received, and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment, decided to enter into the Energy Drilling MSA. On February 2, 2021, the Bankruptcy Court entered the Energy Drilling Order, approving the Debtors’ entry into the Energy Drilling MSA agreement. The agreement started a 90-day transition period of services provided from Seadrill to Energy Drilling.

On February 9, 2021, the Debtors entered into the Vantage Drilling MSA with Vantage Holdings International (“Vantage Drilling”) for the management and operation of the Debtors’ fleet of drillships and semi-submersible vessels. The Vantage Drilling MSA was the result of an extensive marketing process conducted by the Debtors, Evercore, and Sheppard Mullin, as conflicts counsel. The Debtors, through Evercore, reached out to numerous potential counterparties, received, and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment, decided to enter into the Vantage Drilling MSA. On February 9, 2021, the Debtors submitted a motion for approval of a new framework agreement with Vantage Drilling for the management of certain rigs in SDLP’s fleet.

Following the execution of the Vantage Drilling MSA, the Debtors continued to receive proposals with respect to the operation of certain of the Debtors’ vessels. Because the Vantage Drilling MSA remained subject to Bankruptcy Court approval (and was therefore not binding upon the Debtors), the Debtors undertook to assess such alternative proposals. Upon assessing such alternative proposals, the Debtors determined in their reasonable business judgment that the commercial proposition served by using a combination of Vantage Drilling, Diamond Offshore Drilling Inc. (“Diamond Offshore”), and Odfjell Drilling Ltd. (“Odfjell Drilling”), each as managers of certain of the Debtors’ vessels, was superior to the original Vantage Drilling management structure. Therefore, on March 16, 2021, the Debtors filed their Supplement to Debtors’ Emergency Motion for an Order (A) Authorizing the Debtors to Enter into a New Framework Agreement with Vantage Drilling International for the Debtors’ Fleet Vessels, and (B) Granting Related Relief (the “Supplement to MSA Motion”) seeking approval of management services agreements with Vantage Drilling, Diamond Offshore, and Odfjell Drilling. The Supplement to MSA Motion was heard on March 18, 2021. The Bankruptcy Court approved the motion, authorizing the Debtors to enter into management services agreements with Diamond Offshore, Odfjell Drilling, and an amended management services agreement with Vantage Drilling (collectively the Energy Drilling, Vantage Drilling, Diamond Offshore and Odfjell Drilling agreements are the “MSA Agreements” and Energy Drilling, Vantage Drilling, Diamond Offshore and Odfjell Drilling are the “MSA Managers”).

Under the amended Vantage Drilling MSA, Vantage Drilling is the Manager of the Aquarius, Polaris, and Leo, and became the Manager of the Capella after the conclusion of the contract ending in March 2022 and following the transition from, Seadrill. On February 2, 2022 the sale of the Leo closed and Vantage Drilling’s role as Manager ceased.

Under the Diamond Offshore MSA, Diamond Offshore is the Manager of the Auriga and Capricorn and became the Manager of the Vela after the conclusion of the contract ending in March 2022 and following the transition from Seadrill.

Under the Odfjell Drilling MSA, Odfjell Drilling agreed to prepare a feasibility assessment for upgrading the Aquarius to comply with requirements for the rig to operate in Norway and for reactivation of the rig to operate in Canada. After completion of this study the Aquarius transitioned to management by Vantage Drilling.

Seadrill Global Settlement

On April 16, 2021, the Bankruptcy Court entered the MSA Settlement Order, which among other things, approved the Settlement by and among SDLP and each of its direct and indirect debtor and non-debtor subsidiaries and affiliates and Seadrill and Seadrill Management Ltd. collectively with each of its debtor and non-debtor subsidiaries that provide services to SDLP under the Amended and Restated Management and Administrative Services Agreement, dated as of September 11, 2017, and all related agreements, and certain ancillary agreements (collectively, the “Seadrill MSA”) (collectively, the “Parties”). The MSA Settlement Order provided for a global settlement between SDLP and Seadrill, under which there was a comprehensive resolution of all disputes and claims and causes of action regarding pre-petition claims between SDLP and Seadrill, post-petition charges under the management and administrative services agreements between the Parties, and provisions for go-forward transition services, each pursuant to a final order of the Bankruptcy Court. The MSA Settlement Order among other things, deemed all payments due under the Settlement to be administrative claims against SDLP as defined in the Bankruptcy Code, authorized the Parties to perform any and all obligations contemplated by the Settlement, modified the MSAs between the Parties during the transition period to reflect the terms of the Settlement and terminated the MSAs between the Parties at the conclusion of the transition period.

Under the MSA Settlement Order, Seadrill was to provide restructuring and transition services to SDLP, within the scope set forth in the MSA Settlement Order through June 30, 2021 in exchange for a total fee of $3.0 million inclusive of a restructuring services fee of $0.7 million for the period December 2020 through June 2021 (the “Restructuring Services Fee”) and a fee of $2.3 million (the “Transition Support Fee”), which fees were to be paid by SDLP in accordance with the terms and on the timing set forth in the MSA Settlement Order. Under the MSA Settlement Order, Seadrill was not obligated to provide restructuring or transition services after June 30, 2021, so long as Seadrill had made reasonable efforts to plan and complete the transition by such date. Furthermore, the MSA Settlement Order provided that Seadrill ceased to be obligated to market the SDLP vessels. Note that Seadrill continued to provide services subsequent to June 30, 2021 however these services were provided and charged in the manner agreed to in the Transition Services Agreement.

Additionally, the SDLP Debtors were authorized and directed to pay Seadrill a total fixed amount of $11.3 million on account of management services provided, consisting of $2.3 million per month from December 1, 2020 through April 30, 2021. The fixed fees covered all rigs, regardless of operating status. The fixed fees also included access to the capital-spares pool through April 30, 2021.

Furthermore, under the MSA Settlement Order, Seadrill committed to seeking customer approval to transition the Vela and Capella rigs to the applicable MSA Managers prior to the drilling contract completion date and work in good faith to achieve a safe and efficient transition if customer consent was received. SDLP was to pay Seadrill operating fees of $25,000 per day for each of those rigs, effective May 1, 2021, through the date that any third party MSA Manager was then in control of any respective rig. This fee included access to the capital spares pool through successful transition of the SDLP rigs to their new MSA Managers.

In addition, the MSA Settlement Order provided that outstanding amounts for direct pass-through costs paid by Seadrill from December 2020 onward were to be paid by SDLP to Seadrill. Additionally, SDLP was to pay Seadrill for unpaid pass-through costs accrued in December 2020, January 2021, and February 2021, in the amount of approximately $6.5 million. Furthermore, SDLP was to pay Seadrill for ongoing monthly pass-through costs.

Expenses incurred under the MSA Settlement Order related to offshore support services were recognized with vessel and rig operating expenses. Expenses incurred under the MSA Settlement Order related to onshore support services were recognized within selling, general and administrative expenses.

The MSA Settlement Order additionally authorized and directed the SDLP Debtors to fund $9.0 million in cash into a separate, segregated SDLP bank account to be used for the sole purpose of securing payments under the MSA Settlement Order (the “Segregated Account”). The balance of the Segregated Account was to remain at or above the initial funding amount until services being provided to SDLP by Seadrill under the terms of the Settlement were fully paid for. The Settlement Order deemed the cash in the Segregated Account free and clear of all preexisting liens, claims, and encumbrances and granted Seadrill a first priority lien on the Segregated Account to secure amounts owed under the Settlement. Other than with respect to payments contemplated by the MSA Settlement Order, SDLP was to not remove cash from the Segregated Account. The $9.0 million is classified as restricted cash on the balance sheet at December 31, 2021.

Furthermore, under the MSA Settlement Order, Seadrill waived all claims it held with respect to the SDLP estates and SDLP waived all claims against Seadrill’s estates.

Contract Awards

On July 15, 2021, Aquadrill secured a one well contract with Equinor for the Vela in the US Gulf of Mexico. The rig was managed and operated by Seadrill. Total contract value for the firm portion of the contract was $55.0 million and the contract commenced in November 2021 and ended in March 2022.

Charter Hire Agreements

On September 21, 2021, Aquadrill entered into a charter hire agreement with a subsidiary of Diamond Offshore to provide the Auriga for a one-year drilling contract plus a one year mutually agreed option for operations in the U.S. Gulf of Mexico. The charter hire agreement was extended when the option was exercised in Q3 2022. The terms of the charter hire agreement are consistent with the current MSA in place between Aquadrill and Diamond Offshore. Under the drilling contract associated with the charter hire agreement, the Auriga was upgraded with Managed Pressure Drilling (“MPD”) system. The total contract value for the firm portion of the drilling contract is expected to be $94.1 million and commenced in March 2022 following reactivation, upgrade, contract preparation and system integration testing.

On October 12, 2021, Aquadrill reached a charter hire agreement with a subsidiary of Vantage Drilling to provide the Capella for a two well contract plus two priced optional wells and five mutually agreed optional wells for operations in Indonesia. The rig was contracted to Premier Oil Andaman Limited for the first firm well and subcontracted to Repsol Andaman B.V for the second firm well. The total contract value for the firm portion of the contract is expected to be approximately $41.7 million and work commenced in Q2 2022 following the relocation of the rig from Malaysia to Indonesia and contract preparation. The firm portion of the contract ended in early Q4 2022, and the priced options were not exercised.

On March 4, 2022, Aquadrill entered into a charter hire agreement with a subsidiary of Diamond Offshore to provide the Vela for a one well drilling contract plus one well priced option for operations in the U.S. Gulf of Mexico. The charter hire agreement could have been extended if the optional term was exercised. The terms of the charter hire agreement are consistent with the current MSA in place between Aquadrill and Diamond

Offshore. The total contract value for the firm portion of the drilling contract is expected to be $29.9 million and commenced in October 2022 following the transition of the rig to the new Manager and contract preparation. The firm well was completed in December 2022. The one well priced option has lapsed.

On May 31, 2022, Aquadrill announced a charter hire agreement with a subsidiary of Vantage Drilling to provide the Polaris for a nine-month contract for operations in India with Oil and Natural Gas Corporation Limited. The total contract value is expected to be approximately $66.5 million, and the work commenced in Q4 2022 following relocation of the rig from Sri Lanka to Malaysia for reactivation, contract preparation and upgrades, including equipping the rig with the piping required for future use of a MPD system.

On May 31, 2022, Aquadrill announced an agreement with a subsidiary of Energy Drilling Management to provide the T-15, a tender assisted drilling barge, for a five-month contract plus a three-month priced optional period for operations in Thailand. The total contract value of the firm portion of the contact is expected to be approximately $11.6 million and work commenced in August 2022 following reactivation and contract preparation. In mid-October 2022, the customer exercised the three-month option, and the total additional contract value is expected to be approximately $5.4 million.

On August 11, 2022, Aquadrill announced an agreement with a subsidiary of Diamond Offshore Drilling, Inc. to extend the charter hire agreement for the Auriga in the U.S. Gulf of Mexico for a one year mutually agreed option in the current underlying drilling contract. Under the terms of the extension, the Auriga will be provided for a one-year drilling contract plus a one year mutually agreed option. The total contract value for the firm portion of the drilling contract is expected to be $149.7 million and commencement is expected in March 2023 in direct continuation with the current drilling contract.

On August 31, 2022, Aquadrill announced an agreement to extend the charter hire agreement with a subsidiary of Diamond Offshore Drilling, Inc. to provide the Vela for a drilling contract with a minimum firm term of 225 days, plus three market-based options for an additional five to seven wells. The charter hire agreement will be extended if the optional term is exercised. The total contract value for the firm 225-day minimum term of the drilling is expected to be $88.1 million and commenced in mid-January 2023.

On November 22, 2022, Aquadrill announced a charter hire agreement to provide the Capella for a four firm well contract plus two priced and three mutually agreed optional wells for operations in Indonesia. The total contract value for the firm portion of the contract is expected to be approximately $138.4 million. Work is expected to commence in early May 2023 and to run until mid-April 2024. In the event the priced options are exercised, the rig is expected to be available in early September 2024 and the total additional contract value is expected to be approximately $56.0 million.

Sales of Drilling Units

On September 23, 2021 Aquadrill completed the sale of one ultra-deepwater semi-submersible, the Sirius, along with related assets, for which Aquadrill received $5.7 million aggregate gross cash proceeds and recognized no gain or loss associated with the disposal of this asset for recycling.

On October 25, 2021, Aquadrill entered into an agreement for the sale of a semi-submersible drilling unit, the Leo, with a subsidiary of BW Energy for $14.0 million. The rig is expected to be repurposed as a Floating Production Unit, thereby removing the rig from the drilling market. Under the terms of the agreement, if the unit is used to perform drilling services in the future, liquidated damages of $50,000 for each day the unit is used to perform such services will apply, up to a maximum of $6.0 million. Additionally, if within the first two years of the closing of the sale of the unit and if the unit is sold on terms which do not exclude the use of the unit for drilling purposes, and the resale price exceeds $15.0 million, BW Energy will be obligated to pay Aquadrill 50% of the amount by which the resale price exceeds $15.0 million. Certain pieces of capital equipment belonging to the unit have been excluded from the sale including but not limited to the blowout preventer (“BOP”), top drive and travelling block, which became part of Aquadrill’s capital spares inventory. Closing of the transaction was subject to customary closing procedures and conditions. On February 2, 2022 the sale of the Leo closed, and Aquadrill received all funds.

On April 8, 2022, Aquadrill entered into an MoU for the sale of a semi-submersible drilling unit, the Capricorn, with all spare parts, inventory and equipment on board or onshore and belonging to the Capricorn, with a subsidiary of Petro Rio S.A. (“Petro Rio”) for $40.0 million. Payment by Petro Rio to Aquadrill of a fee of $1.0 million (the “Exclusivity Fee”), was paid and Aquadrill undertook that it would not during a period of seventy-five days following the execution of the MoU (the “Exclusivity Period”) enter into any negotiations or binding agreement with any party other than Petro Rio for the sale of the Capricorn. On July 22, 2022, the sale of the Capricorn closed, and Aquadrill received all funds. Aquadrill recognized a gain on sale of the asset in Q3 2022 of $21.2 million.

On September 19, 2022, Aquadrill entered into a MoU for the sale of the tender assisted drilling rigs T-15, T-16 and Vencedor, with all spare parts, inventory and equipment on board or onshore and belonging to the rigs, with Energy Drilling for $74.4 million. The sale and purchase of the three tender assisted drilling rigs was subject to the negotiation and execution of mutually acceptable sale and purchase agreements and the successful completion of a capital raise by Energy Drilling through a private placement for the aggregate purchase price. In accordance with applicable accounting guidance, Aquadrill concluded that the expected sale of T-15, T-16 and Vencedor did not meet the criteria to be classified as held for-sale as of September 30, 2022, as there was no certainty the prospective buyer would have been able to acquire the necessary funds for the purchase. The MoU for the sale of these rigs expired in December 2022, and Aquadrill is not classifying these rigs as held for sale as of the report date.

Modification to Awards Issued under the 2021 Long-term Incentive Plan

On September 21, 2021, the Board of Directors approved an amendment to certain Restricted Settlement Unit (“RSU”) Award Agreements issued under the 2021 LTIP such that the form of settlement is at the discretion of the Committee designated by Aquadrill’s Board of Directors to administer the plan (“Committee”) rather than at the discretion of the grantee. The amendment removes the optionality for cash or equity settlement and requires all awards to be settled in Aquadrill common units, or in cash at the option of the Committee. Upon the Board’s approval of the amendment, the awards were remeasured at the modification-date fair value and will be accounted for as an equity- classified award going forward, so long as there are no further modifications to the award. The previously liability classified RSUs were reclassified to equity as part of the modification.

2022 Phantom Equity Plan

On March 1, 2022, pursuant to the terms of the 2021 LTIP, Aquadrill adopted and established an unfunded bonus plan for employees and contractors of Aquadrill by offering long term incentives which is known as the Aquadrill LLC 2022 Phantom Equity Plan (the “Phantom Equity Plan”). The Phantom Equity Plan is designed to attract and retain highly qualified employees and contractors by aligning the interests of those employees and contractors with the financial success of Aquadrill. The Phantom Equity Plan involves the payment of cash or consideration in the currency of a future change of control of Aquadrill based on the type of Distribution Event (as defined in the Phantom Equity Plan) and elections made by Aquadrill’s common unitholders and is based on value of the Phantom Equity of Aquadrill as of the applicable Distribution Event. Based on the Phantom Equity Plan, vesting will accelerate in full upon a change in control such as the proposed merger transaction. Total awards granted under the Phantom Equity Plan were 675,700 and the awards vest over a period of five years or upon a change in control of Aquadrill and are payable on the Payment Date (as defined in the Phantom Equity Plan) in the same form of consideration as Aquadrill’s unitholders receive for the sale of their common units.

2022 Restricted Stock Unit Grant

On May 25, 2022, pursuant to the terms of the 2021 LTIP, Aquadrill’s Board of Directors approved the issuance of 3,167 RSUs to each of the four directors with a third of the awards vesting on the first anniversary and two thirds of the awards vesting on the second anniversary. The RSUs are valid for one common unit of Aquadrill.

OUTLOOK

Drilling market

Aquadrill has observed a sustained improvement in the global economy and the outlook for oil and natural gas fundamentals and pricing beginning in the second half of 2021 and continuing through early 2023. This improved outlook is supported by the delivery of effective vaccines and therapeutics for COVID-19 and the improving economic activities associated with a more confident stance on controlling the pandemic, the deployment of economic stimulus packages, reduced global inventories of oil and natural gas, and the conflict between Russia and Ukraine resulting in various economic sanctions on Russia. These factors have resulted in a tightening of the hydrocarbon supply and demand balance and stability in oil and natural gas prices at levels which support renewed investment in exploration, appraisal and development activities. Aquadrill remains optimistic about the continuing recovery of oil and gas fundamentals, even in the context of additional COVID-19 variants, sustained inflationary pressure and interest rate increases by central banks, continuing global supply chain issues and uncertainty associated with the ongoing conflict in Ukraine, and can see the path to pre-pandemic levels of oil and natural gas activity and requisite services. Aquadrill believes the recent recovery and increases in demand for hydrocarbons supports the return to or potential to exceed pre-pandemic levels this year as oil and gas remains a significant contributor to the world’s energy mix even when considering the increased risk of a regional or global recession. This, coupled with restrained growth in supply and supply shortages in Europe and the decision by the Organization of the Petroleum Exporting Countries (“OPEC”) to reduce total production, has led to a rebalancing of supply and demand and normalized inventory levels. Aquadrill expects that the return to pre-pandemic hydrocarbon demand and improving commodity prices coupled with the past attrition of rigs in the global offshore drilling fleet will further support improved market conditions for Aquadrill’s services. In addition, Aquadrill is also seeing an improvement in activity in Southeast Asia for its tender assist drilling rigs.

As a result, many of Aquadrill’s current or potential customers are continuing to shift their focus to increase exploration and production activities. Many previously delayed projects are being sanctioned and Aquadrill now sees a significant increase in opportunities for work commencing in 2023 and beyond. Offshore drilling activity is increasing in almost every ultra-deepwater market, and due to attrition of the global offshore drilling fleet over the last several years, there are significantly fewer available drilling units. Particularly, as it relates to Aquadrill’s ultra-deepwater fleet, there is an increasing scarcity of the highest specification drilling units, similar to those owned by Aquadrill, as customers look to secure the best equipment for their projects.

Considerable uncertainty remains about the speed of the global economic recovery, potential impacts of elevated global inflation and possible recession and the associated demand for and supply of hydrocarbons, particularly with respect to prospective further actions of OPEC and its allies. Aquadrill believes that the challenges in growing OPEC production and similarly constrained growth in production in non-OPEC countries, combined with the lack of investment in exploration and production activities over the past several years and the impacts on global supply resulting from the Russia/Ukraine conflict and related sanctions will precipitate substantial supply constraints that are not easily reversed without significant new investment in drilling despite the uncertainty surrounding near term global growth prospects.

With deepwater and harsh environment fields offering increasingly competitive returns, together with their relatively low carbon intensity of production compared to onshore production, Aquadrill expects a significant portion of required spending in fossil fuel development will be for deepwater and harsh environment projects. Aquadrill believes the increased global interest by industries and governments in reducing carbon impacts on the environment will lead to increased natural gas demand resulting in additional offshore natural gas development as a lower-carbon alternative to coal for electricity generation. Also, the desires expressed by countries in western Europe to reduce their exposure to hydrocarbons supplied by Russia should create additional exploration and production opportunities in Europe, Africa and the Americas. Similarly, national oil companies and regional champions will continue to invest in local hydrocarbon development to support their domestic energy needs and demand for hard currency. The restructuring and subsequent consolidation of many of Aquadrill’s competitors plus the accelerated retirement of drilling units seen over the past several years should facilitate higher utilization of active assets and more efficient allocation of capital among restructured drilling contractors. While the long-term shift to alternative energy sources continues to be a focus of major industrialized and other economies, Aquadrill believes this transition will occur over an extended time frame. Aquadrill continues to monitor how this transition may impact investment decisions by its customers and demand for its drilling units in the short, medium and long term.

In summary, Aquadrill’s improving market dynamics combined with increasing demand for deepwater, harsh environment and tender assist rigs have the potential to provide a materially better business environment for offshore drillers and a more favorable outlook for 2023 and beyond.

Fleet status

Depending on market conditions, Aquadrill may idle or stack its non-contracted rigs. An idle rig is between drilling contracts, readily available for operations, and operating costs are typically at or near normal operating levels. A stacked rig typically has reduced operating costs, is staffed by a reduced crew or has no crew and is (a) preparing for an extended period of inactivity, (b) expected to continue to be inactive for an extended period, or (c) completing a period of extended inactivity. Stacked rigs will continue to incur operating costs at or above normal operating levels for approximately 30 days following initiation of stacking. Drilling units may be either warm stacked or cold stacked. When a rig is warm stacked, the rig is idle but can deploy relatively quickly if an operator requires its services. Cold stacking a rig involves reducing the crew to either zero or just a few key individuals, storing the rig in a harbor, shipyard, or designated area offshore and may include additional costs to preserve key equipment. Some idle rigs and all stacked rigs require additional costs to return to service. The actual cost to return to service, which in many instances could be significant and could fluctuate and may increase over time, depends upon various factors, including the availability and cost of shipyard facilities, the cost of equipment and materials, the extent of repairs and maintenance that may ultimately be required, the duration of time the rig is stacked and time and cost of assembling and training crew. Aquadrill considers these factors, together with market conditions, length of contract, dayrate and other contract terms, when deciding whether to return a stacked rig to service. Aquadrill may not return some stacked rigs to work for drilling services.

Aquadrill refers to the availability of its rigs in terms of the uncommitted fleet rate. The uncommitted fleet rate is defined as the number of uncommitted days divided by the total number of rig calendar days in the measurement period, expressed as a percentage. An uncommitted day is defined as a calendar day during which a rig is idle or stacked, is not contracted to a customer or is not committed to a shipyard. The uncommitted fleet rates exclude the effect of priced options. As of January 20, 2023, uncommitted fleet rates for each of the five years in the period ending December 31, 2026, were as follows:

	For the years ending December 31,
	2022	2023	2024	2025	2026
Uncommitted fleet rate
Drillships	42.2%	18.8%	87.2%	100%	100%
Semi-submersible rigs	100%	100%	100%	100%	100%
Tender rigs	80.4%	91.2%	100%	100%	100%

Drilling units

The following table, presented as of February 20, 2023, provides certain specifications for Aquadrill’s rigs. Unless otherwise noted, the stated location of each rig indicates either the current drilling location, if the rig is operating, or the next operating location if the rig is in shipyard or preparing for contract commencement with a follow-on contract.

Rig category and name	Generation	Specifications	Year Built	Water Depth Capacity (in feet)	Drilling depth capacity (in feet)	Contracted location or standby status
Drillship (4)
Auriga	7th	(a)(b)(c)(d)(g)	2013	12,000	40,000	Gulf of Mexico
Vela	7th	(a)(b)(c)(d)(g)	2013	12,000	40,000	Gulf of Mexico
Capella	6th	(a)(b)(d)(g)	2008	10,000	35,000	Indonesia
Polaris	6th	(a)(b)(g)	2008	10,000	35,000	India

Semi-submersible (1)
Aquarius	6th	(a)(e)(f)	2009	10,000	35,000	Stacked

Tender Rig (3)
T-15	Barge	(c)(e)(g)	2013	6,500	30,000	Thailand
T-16	Barge	(c)(e)(g)	2013	6,500	30,000	Stacked
Vencedor	Semi	(c)(e)(g)	2009	6,500	30,000	Stacked

(1)

On May 2, 2022, Aquadrill entered into an agreement for the sale of a semi-submersible drilling unit, the Capricorn; this sale was completed on July 22, 2022. Please refer to Significant Events—Sales of Drilling Units for further details.

(a)	Dynamically positioned.
(b)	Dual activity.
(c)	Two blowout preventers.
(d)	Managed pressure drilling capability.
(e)	Moored.
(f)	Harsh environment.
(g)	Benign environment.

IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS

Aquadrill uses a variety of financial and operational terms and concepts when analyzing its performance. These include the following:

Contract Revenues

Aquadrill enters into bareboat charter contracts with its MSA Managers for most of its drilling rig fleet to provide drilling services to the end customer. Aquadrill’s MSA Managers enter into a contract for drilling services with the third-party customer for a specific drilling rig and its MSA Manager will provide the crew and all related services required by the drilling contract. Aquadrill’s bareboat charter contracts typically provide the use of the specified drilling rig for a term that closely matches the term of the drilling contract with the third-party customer and is only entered into once Aquadrill has approved the third-party customer and related customer contract. The specific structure of the bareboat charter will vary depending on the regulatory requirements and the most cost-efficient structure for the jurisdiction of the drilling operations. The bareboat charters and related MSAs result in Aquadrill’s revenue being derived from the ultimate contract revenue realized by the MSA Manager in its contract with the ultimate customer, excluding certain reimbursable costs and a negotiated commission amount that the MSA Managers also retain.

Aquadrill does not provide “turnkey” or other risk-based drilling services to the customer. The MSA Managers, through use of Aquadrill’s drilling units and with Aquadrill’s approval, provide offshore drilling services to the ultimate customer at an agreed dayrate for a specified contract term. Dayrates can vary, depending on the type of drilling unit and its capabilities, contract length, geographical location, operating expenses, taxes, and other factors such as prevailing economic conditions. The customer bears substantially all the ancillary costs of constructing the well and supporting drilling operations, as well as most of the economic risk relative to the success of the well.

Where operations are interrupted or restricted due to equipment breakdown or operational failures, Aquadrill may not receive dayrate compensation for the period of the interruption in excess of contractual allowances per the drilling contract. Furthermore, the dayrate receives may be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or requested suspension of services by the customer and other operating factors.

However, contracts normally allow for compensation when factors beyond Aquadrill’s MSA Managers’ control, including weather conditions, influence the drilling operations. In some cases, contracts allow for compensation when planned maintenance activities are performed. In some contracts there are dayrate escalation clauses to compensate for industry specific cost increases as reflected in publicly available cost indexes.

Aquadrill’s MSA Managers may receive lump sum or dayrate based fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to the start of drilling services. In some cases, Aquadrill’s MSA Managers may also receive lump sum or dayrate based fees for demobilization upon completion of a drilling contract. Aquadrill recognizes revenue for mobilization, capital upgrades and non-contingent demobilization fees on a straight-line basis over the expected contract term.

Aquadrill’s MSA Managers’ contracts may be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period because of a breakdown of major rig equipment, “force majeure” or upon the occurrence of other specified conditions. Some contracts include provisions that allow the customer to terminate the contract without cause for a specified early termination fee. This would result in the termination or suspension of Aquadrill’s bareboat charter.

In certain countries, taxes such as sales, use, value-added, gross receipts, and excise may be assessed by the local government on Aquadrill’s revenues and certain payments may be subject to withholding taxes. Aquadrill records tax-assessed revenue transactions on a net basis in the Consolidated Statement of Income.

Reimbursable Revenues and Expenses

Reimbursable revenues are revenues that constitute reimbursements from Aquadrill’s customers for reimbursable expenses. Reimbursable expenses are expenses Aquadrill incurs on behalf, and at the request, of customers, and include provision of supplies, personnel and other services that are not covered under the drilling contract. Reimbursable revenues include mark-up on reimbursable expenses.

Other Revenues

Other revenues include amounts recognized as early termination fees under the drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized at the point Aquadrill’s performance obligations under the drilling contract have been satisfied and when any material contingencies or uncertainties are resolved. Other revenues also previously included operation support fees charged to Seadrill for certain onshore support services provided.

Operating Expenses

Operating expenses consist of (a) vessel and rig operating expenses, (b) depreciation, (c) amortization of favorable contracts incurred in the Predecessor period, (d) reimbursable expenses, and (e) selling, general and administrative expenses.

•

Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked. This includes the personnel costs of offshore crews, running costs of the rigs, expenditures for repairs and maintenance activities, costs for onshore personnel that provide operational support to the rigs and operational management charges from Aquadrill’s MSA Managers and Seadrill for the rigs they manage.

•

In the Predecessor’s Consolidated Statement of Operations, amortization of favorable contracts was the amortization expense for acquired drilling contracts with above market rates. When the Predecessor acquired an in-progress drilling contract at above market rates through a business combination, SDLP recorded an intangible asset equal to its fair value on the date of acquisition. The asset was then amortized on a straight-line basis over its estimated remaining contract term.

•

Selling, general and administrative expenses include administrative management charges from Aquadrill’s MSA Managers and Seadrill, legal and professional fees and other general administration expenses.

•

Depreciation expense was based on the historical cost of Aquadrill’s drilling units in the Predecessor period and is based on the estimated reorganization value of Aquadrill’s drilling units in the Successor period. In the Predecessor period, drilling units were recorded at historical cost, adjusted for any impairments, less accumulated depreciation. Drilling units were recorded at their estimated reorganization value in connection with the application of fresh start accounting, resulting in the remeasurement of accumulated depreciation to zero as of the Effective Date. The cost or reorganization value of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of one of Aquadrill’s rigs, when new, is 30 years. The estimated remaining economic useful life of Aquadrill’s rigs was updated on the Effective Date based on the respective rig’s estimated retirement years ranging from 2038 to 2043. Costs related to periodic surveys and other major maintenance projects are capitalized as part of drilling units and amortized over the anticipated period covered by the survey or maintenance project, which is up to five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work.

Other Operating Items

Other operating items include impairments of long-lived assets in the Predecessor period and gains or losses on sale of assets.

•	Impairments of long-lived assets arise where the carrying values of each of Aquadrill’s drilling units are determined to not be recoverable and its fair value decreases below its carrying value.

•	Gains or losses on sale of assets occur where proceeds received from an asset sale are higher or lower than the carrying value of the asset.

Financial and Other Items

Aquadrill’s financial and other items primarily consist of (a) interest income, (b) interest expense, (c) gain or loss on derivative financial instruments incurred in the Predecessor period, (d) foreign currency exchange gain or loss, (e) reorganization items, net, incurred in the Predecessor period, and (f) restructuring expenses incurred in the Successor period.

•	Interest income relates to the interest on cash deposits. In the Predecessor period, interest income also related to the amortization of mobilization revenue.

•

Interest expense depends on the overall level of debt and may significantly increase if Aquadrill incurs debt. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. As a result of the petition for Chapter 11, interest expense was no longer incurred on the debt facilities. All Predecessor debt facilities were settled at emergence and the Successor does not have any debt as of September 30, 2022.

•

In the Predecessor period, gains and losses recognized on derivative financial instruments reflected various mark-to-market and counter party credit risk adjustments to the value of the interest rate swap agreements and the net settlement amount paid or received on swap agreements. In preparation for the Chapter 11 filing, SDLP defaulted on payments due on the interest rate swaps on November 23, 2020. As a result, SDLP’s counterparties terminated all outstanding transactions governed by the International Swaps and Derivatives Association, Inc. (“ISDA”). The derivative transactions were previously recognized at the recoverable amount under the ISDA’s as agreed with SDLP’s lenders.

•	Foreign exchange gains or losses recognized generally relate to transactions and revaluation of balances carried in currencies other than U.S. Dollars.

•

Reorganization items, net includes the incremental income, expenses, gains, and losses that were realized or incurred between the Petition Date and the Effective Date and as a direct result of the Chapter 11 Cases and the implementation of the Plan, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments. This includes advisory and professional fees directly associated with the Chapter 11 Proceedings, unamortized debt issuance costs written off, interest income on surplus cash, gains on liabilities subject to compromise and fresh start valuation adjustments.

•	Restructuring and other expenses primarily relate to advisory and professional fees associated with Aquadrill’s restructuring that were incurred after the Effective Date.

•	Other financial items include financial costs related to leases and other miscellaneous financial expenses.

Income Taxes

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities related to Aquadrill’s ownership and deployment of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income, the latter generally being a function of gross revenue.

PERFORMANCE AND OTHER KEY INDICATORS

Contract backlog

Contract backlog includes all of Aquadrill’s MSA Managers’ firm contracts at the full operating dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog excludes revenues for mobilization, demobilization, contract preparation, other incentive provisions or reimbursable revenues. Total revenue includes revenues for mobilization, demobilization, contract preparation and add-on services, which are not expected to be significant to the MSA Manager’s contract drilling revenues. The contract backlog represents the full operating dayrate that can be earned considering the contractual operating dayrate in effect during the firm contract period. The contract backlog for Aquadrill’s fleet was as follows as of dates of certain recently published fleet status reports:

	January 20, 2023	July 21, 2022	May 20, 2022	November 11, 2021	December 31, 2020
	(in millions)
Contract backlog
Drillships	$499.8	$176.1	$206.9	$206.4	$46.8
Semi-submersible rigs	—	—	—	—	—
Tender rigs	$4.5	$11.6	$11.6	$—	$—

Total contract backlog	$504.3	$187.7	$218.5	$206.4	$46.8

The contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ from the actual dayrate Aquadrill’s MSA Managers ultimately receives. For example, an alternative contractual dayrate, such as a waiting on weather rate, repair rate, standby rate, or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ from the actual dayrate Aquadrill ultimately receives because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.

Average contractual dayrate relative to contract backlog is defined as the average full operating dayrate to be earned per operating day in the measurement period. An operating day is defined as a day for which a rig is contracted to earn a dayrate during the firm contract period after operations commence.

At January 20, 2023, the contract backlog and average contractual dayrates for Aquadrill’s fleet were as follows:

		For the years ending December 31,
	Total	2022	2023	2024	2025	Thereafter
	(in millions)
Contract backlog
Drillships	$499.8	$—	$421.7	$78.1	$—	$—
Semi-submersible rigs	—	—	—	—	—	—
Tender rigs	$4.5	$—	$4.5	$—	$—	$—

Total fleet average	$504.3	$—	$426.2	$78.1	$—	$—

		For the years ending December 31,
	Total	2022	2023	2024	2025	Thereafter
Average contractual dayrates
Drillships	$335,568	$266,673	$364,393	$387,921	$—	$—
Semi-submersible rigs	—	—	—	—	—	—
Tender rigs	$70,611	$71,614	$69,239	$—	$—	$—

Total fleet average	$302,773	$233,911	$343,150	$387,921	$—	$—

Aquadrill’s contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ from the actual dayrate Aquadrill ultimately receives. For example, an alternative contractual dayrate, such as a waiting on weather rate, repair rate, standby rate, or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ from the actual dayrate Aquadrill ultimately receives because of other various factors including shipyard and maintenance projects, unplanned downtime, the impact of COVID-19 on rig crews and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which may be available to drilling unit customers under certain circumstances.

Revenue efficiency

Revenue efficiency is calculated as the total revenue earned, excluding bonuses, received divided by the full operating dayrate multiplied by the number of days on contract with their third-party customer in the period. Full operating dayrate is defined as the greatest amount of contract drilling revenues the drilling unit could earn for the measurement period, excluding revenues for incentive provisions, reimbursements, and contract terminations.

If a drilling unit earns its full operating dayrate throughout a reporting period, its revenue efficiency would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than the contractual operating rate. In such instances revenue efficiency reduces below 100%.

Examples of situations where the drilling unit would operate at reduced operating dayrates, include, among others, a standby rate, where the rig is prevented from continuing operations for reasons such as bad weather, waiting for customer orders, waiting on other contractors; a moving rate, where the drilling unit is in transit between locations; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. In addition, the drilling unit could operate at a zero rate in the event of a shutdown of operations for repairs where the general repair allowance has been exhausted or for any period of force majeure in excess of a specific number of days allowed under a drilling contract.

The revenue efficiency rates for Aquadrill’s fleet were as follows:

	Nine months ended September 30, 2022	Twelve months ended December 31, 2021
Revenue efficiency
Drillships	95.0%	96.9%
Semi-submersible rigs	—%	—%
Tender rigs	99.5%	—%

Total fleet average revenue efficiency	95.1%	96.9%

Revenue efficiency measures Aquadrill’s MSA Managers’ ability to convert contractual opportunities into bareboat charter revenues for Aquadrill. The revenue efficiency rate varies due to revenues earned under alternative contractual dayrates, such as a waiting on weather rate, repair rate, standby rate, force majeure rate or zero rate, which may apply under certain circumstances. The revenue efficiency rate is also affected by incentive performance bonuses or penalties. Aquadrill excludes rigs that are not operating under contract, such as those that are idle or stacked.

Rig utilization

Rig utilization is defined as the total number of operating days divided by the total number of rig calendar days in the measurement period, expressed as a percentage. The rig utilization rates for Aquadrill’s fleet were as follows:

	Nine months ended September 30, 2022	Twelve months ended December 31, 2021
Rig utilization
Drillships	45.3%	34.7%
Semi-submersible rigs	—%	—%
Tender rigs	4.7%	—%
Total fleet average rig utilization	21.7%	12.6%

Aquadrill’s rig utilization rate declines as a result of idle and stacked rigs and during shipyard and mobilization periods to the extent these rigs are not earning revenues. Aquadrill removes rigs from the calculation upon disposal or classification as held for sale. Accordingly, Aquadrill’s rig utilization can increase when idle or stacked units are removed from its drilling fleet.

For the Nine Months Ended September 30, 2022

OPERATING RESULTS

Nine months ended September 30, 2022 (Successor), compared to the period from January 1 through May 24, 2021 (Predecessor) and the period from May 25 through September 30, 2021 (Successor)

Aquadrill is not able to compare the results of operations for the period ended May 24, 2021 (“2021 Predecessor period”) to any of the previous periods reported in the consolidated financial statements, and

Aquadrill does not believe reviewing this period in isolation would be useful in identifying any trends in or reaching any conclusions regarding Aquadrill’s overall operating performance. Aquadrill believes that the discussion of its results of operations and performance for the period from May 25, 2021 through September 30, 2021 (the “2021 Successor period”) combined with the 2021 Predecessor period provide more meaningful comparisons to the comparable period in 2022 and are more useful in understanding operational trends. Such results are not necessarily indicative of what the results for the combined period would have been had emergence not occurred.

The table below shows how the non-GAAP measures were directly derived from the GAAP Successor income statement for the period from May 25, 2021 through September 30, 2021, and the GAAP Predecessor income statement for the period from January 1, 2021 through May 24, 2021.

The following is an analysis of Aquadrill’s operating results. See “Performance and Other Key Indicators” above for definitions of operating days, revenue efficiency and rig utilization.

	Successor		Predecessor	Combined (Non-GAAP)
(in $ millions, except percentages)	Nine months ended September 30, 2022	Period from May 25, 2021, through September 30, 2021 (a)	Period from January 1, 2021, through May 24, 2021 (b)	Nine months ended September 30, 2021 (a + b)	$ Change	% Change
Operating revenues:
Contract revenues	126.3	19.4	53.0	72.4	53.9	74.4%
Reimbursable revenues	5.2	1.1	1.9	3.0	2.2	73.3%

Total operating revenues	131.5	20.5	54.9	75.4	56.1	74.4%
Operating expenses:
Vessel and rig operating expenses	165.9	48.7	51.0	99.7	66.2	66.4%
Depreciation	10.7	4.3	8.6	12.9	(2.2)	(17.1)%
Reimbursable expenses	4.4	1.0	1.7	2.7	1.7	63.0%
Selling, general and administrative expenses	13.4	3.0	13.2	16.2	(2.8)	(17.3)%

Total operating expenses	194.4	57.0	74.5	131.5	62.9	47.8%

Other operating items:
Gain on sale of assets	27.2	—	—	—	27.2	nm

Total other operating items	27.2	—	—	—	27.2	nm

Operating loss	(35.7)	(36.5)	(19.6)	(56.1)	20.4	(36.4)%

Financial and other items:
Interest income	—	0.1	—	0.1	(0.1)	(100.0)%
Foreign currency exchange loss	(1.4)	(0.3)	(0.7)	(1.0)	(0.4)	40.0%
Gain on Reorganization items, net	—	—	2,096.9	2,096.9	(2,096.9)	(100.0)%
Restructuring and other (expense)/income	—	(1.0)	—	(1.0)	(4.9)	(100.0)%
Other financial items	1.4	0.1	(3.8)	(3.7)	5.1	(137.8)%

Total financial items, net	—	(1.1)	2,092.4	2,091.3	(2,091.3)	(100.0)%

(Loss)/Income before income taxes	(35.7)	(37.6)	2,072.8	2,035.2	(2,070.9)	(101.8)%
Income tax benefit/(expense)	4.8	8.1	(7.6)	0.5	4.3	860.0%

Net (loss)/income	(30.9)	(29.5)	2,065.2	2,035.7	(2,066.6)	(101.5)%

“nm” means not meaningful.

Operating Revenues

Contract revenues

Contract revenues increased by approximately $53.9 million or 74.4% for the nine months ended September 30, 2022 (Successor), compared to the nine months ended September 30, 2021 (combined Predecessor and Successor), due to the following:

a)	Approximately $65.6 million resulting from the Auriga ($50.9 million), the Capella ($12.1 million) and the T-15 ($2.6 million), and

b)	$0.3 million in other increases.

These increases of $65.9 million were partially offset by decreases of approximately $12.0 million due to the following:

a)	$12.0 million resulting from lower day rates revenue for the Vela.

Reimbursable revenues

Reimbursable revenues increased by $2.2 million or 73.3% for the nine months ended September 30, 2022 (Successor), compared to the nine months ended September 30, 2021 (combined Predecessor and Successor), primarily due to higher reimbursables incurred on contract by the Capella for the nine months ended September 30, 2022.

Operating Expenses

Vessel and rig operating expenses

Vessel and rig operating expenses increased by approximately $66.2 million or 66.4% for the nine months ended September 30, 2022 (Successor), compared to the nine months ended September 30, 2021 (combined Predecessor and Successor), primarily due to the following:

a)	Increase of $66.2 million in vessel and rig expenses for the following rigs:

i.	$27.1 million increase for the Auriga from more drilling usage,

ii.	$17.5 million for the Vela resulting from higher fuel, maintenance, and equipment costs,

iii.	$7.6 million for the reactivation in 2022 while idle in 2021 for the Polaris,

iv.	$7.0 million increase for the Aquarius,

v.	$6.2 million for the T-15 reactivation in 2022 while idle in 2021, and

vi.	$0.8 million increase for the T-16,

b)	$7.6 million increase in management fees,

c)	$3.1 million increase in protection and indemnity insurance expenses,

d)	$0.9 million increase in profession fees,

e)	$5.9 million in other increases.

These increases of approximately $83.7 million were partially offset by decreases of approximately $17.5 million:

a)	Decrease of $11.3 million in vessel and rig expenses for the following rigs:

i.	$6.6 million decrease in vessel and rig operating expenses for the Capella,

ii.	$2.2 million resulting from decreased vessel and rig operating expenses on the Sirius as the rig was sold in September 2021,

iii.	$1.3 million resulting from decreased vessel and rig operating expenses on the Leo as the rig was sold in February 2022.

iv.	$1.0 million in decreased vessel and rig operating expenses for the Capricorn, and

v.	$0.2 million in decreased vessel and rig operating expenses for the Vencedor.

b)	$4.4 million in decreased insurance expenses,

c)	$1.0 million in decreased bonus expenses,

d)	$0.6 million in decreased base salary expenses,

e)	$0.2 million in decreased social security expenses

Depreciation

Depreciation expense decreased by $2.2 million or 17.1% for the nine months ended September 30, 2022 (Successor), compared to the nine months ended September 30, 2021 (combined Predecessor and Successor), primarily due to the reduced carrying value of drilling units and equipment balances by $137.7 million and $0.1 million, respectively, as the result of the application of fresh start accounting on the Effective Date. Therefore, the depreciation expense for the nine months ended September 30, 2022 (Successor) is based on lower carrying values of drilling units and equipment and is not comparable to the level of depreciation expense recorded during the nine months ended September 30, 2021 (combined Predecessor and Successor).

Reimbursable expenses

Reimbursable expenses increased by $1.7 million or 63.0% for the nine months ended September 30, 2022 (Successor) compared to the nine months ended September 30, 2021 (combined Predecessor and Successor), which correlates with the increase in reimbursable revenues.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $2.8 million or 17.3% for the nine months ended September 30, 2022 (Successor), compared to the nine months ended September 30, 2021 (combined Predecessor and Successor), primarily due to approximately $5.1 million in decreased legal expenses, $0.7 million in decreased professional fees and $0.8 million in other SG&A increases, offset by $3.8 million in increased management fees.

Other Operating Items

Gain on sale of assets

During the nine months ended September 30, 2022 (Successor), Aquadrill recognized a $27.2 million gain on sale of assets related to the sale of the Capricorn ($21.2 million) and the Leo ($6.0 million).

The Capricorn had been classified as held for sale on April 8, 2022, with a carrying value of $18.8 million. On April 8, 2022, Aquadrill entered into a sales agreement with Petro Rio S.A. for the Capricorn for $40.0 million. The sale completed on July 22, 2022, at which point in time the $21.2 million gain was recognized.

The Leo had been classified as held for sale as of December 31, 2021, with a carrying value of $8.0 million. On October 25, 2021, Aquadrill entered into a sales agreement with BW Kudu Limited for the Leo for $14.0 million. The sale was completed on February 2, 2022, at which point in time the $6.0 million gain was recognized.

Financial items

Interest income

Aquadrill did not recognize any interest income during the nine months ended September 30, 2022 (Successor) compared to $0.1 million in interest income for the nine months ended September 30, 2021 (combined Predecessor and Successor).

Foreign currency exchange loss

Foreign currency exchange loss decreased by $0.4 million or 40.0% for the nine months ended September 30, 2022 (Successor), compared to the nine months ended September 30, 2021 (combined Predecessor and Successor), due to the impact of fluctuations in exchange rates on the reported amounts for the portion of Aquadrill’s revenues and expenses which are denominated in foreign currencies.

Gain on Reorganization items, net

During the period from January 1, 2021, through the Effective Date, the Predecessor recognized a gain of $2,096.9 million in reorganization items, net due to the following: (a) approximately $2,292.1 million resulting from gains on liabilities subject to compromise and (b) approximately $0.1 million resulting from interest income generated from surplus cash invested.

The gain was partially offset by the following items: (a) approximately $150.0 million resulting from fresh start valuation adjustments primarily related to the write down in the value of the drilling units, (b) approximately $35.4 million resulting from advisory and professional fees for services provided during the bankruptcy proceedings, (c) approximately $9.8 million resulting from success fees incurred upon emergence, and (d) approximately $0.1 million resulting from the elimination of the Predecessor accumulated other comprehensive income.

As reorganization items, net relates to gains, losses and expenses directly related to the bankruptcy proceedings, no reorganization items, net were recognized during the 2021 Successor Period from May 25, 2021, through September 30, 2021, or during the nine months ended September 30, 2022 (Successor).

Restructuring and other (expenses)/income

During the period from May 25, 2021 through September 30, 2021, Aquadrill recognized $4.9 million in restructuring and other income. The balance primarily relates to advisory and professional fees associated with restructuring that were incurred after the Effective Date.

There were no restructuring and other expenses or income recognized during the period from January 1, 2021, through the Effective Date as the expenses related to Aquadrill’s restructuring that were incurred during the bankruptcy proceedings were recognized in “Gain on Reorganization items, net” and no other restructuring costs were incurred in this period.

There were no restructuring and other expenses or income recognized during the nine months ended September 30, 2022.

Other financial items

Other financial items expenses increased by $5.1 million for the nine months ended September 30, 2022 (Successor) compared to the nine months ended September 30, 2021 (combined Predecessor and Successor) due to an increase related to bank interest. Additionally, there was $2.7 million of income from other financial items which was related to the predecessor period that is no longer occurring post-emergence from bankruptcy.

Income tax expense

During the nine months ended September 30, 2022 (Successor), Aquadrill recognized $4.8 million in income tax benefit. During the nine months ended September 30, 2021 (combined Predecessor and Successor), Aquadrill recognized $0.5 million in income tax benefit. This change is primarily driven by the release of a valuation allowance related to net operating losses in Switzerland for contracts signed in Q3 2022 which are to begin in 2023 and 2024. During the nine months ended September 30, 2022 (Successor), the period from May 25, 2021, to September 30, 2021 (Successor) and the period from January 1, 2021, to May 24, 2021 (Predecessor), Aquadrill’s effective tax rate, excluding discrete items, was 13.4%, 21.5% and 0.4%, respectively, based on income/(loss) before income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash

At September 30, 2022 (Successor), Aquadrill had $101.5 million in unrestricted cash and cash equivalents and $13.2 million in restricted cash and cash equivalents. During the period from January 1 through September 30, 2022 (Successor), Aquadrill’s primary source of cash was cash on hand, cash provided by operating activities, and proceeds from the sale of the Leo and Capricorn rigs. Aquadrill’s primary uses of cash were vessel and rig operating expenses, capital expenditures, and payment of accrued liabilities.

Successor
Cash flows from operating activities (in $ millions)	Nine months ended September 30, 2022
Net loss	(30.9)
Non-cash items, net	(50.0)
Changes in operating assets and liabilities, net	(38.8)

Net cash used in operating activities	(119.7)

Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development. This has negatively affected Aquadrill’s revenues, profitability and operating cash flows.

During the nine months ended September 30, 2022 (Successor) Aquadrill’s cash flows from operating activities were negative, as cash receipts from customers were insufficient to cover operating costs, reactivation costs, payments for long-term maintenance of Aquadrill’s rigs, and tax payments. This was primarily due to (a) $52.6 million related to advance funding to the MSA Managers for operating and capital expenditures, (b) $9.8 million spent on fuel reserves, (c) reactivation, upgrade, certification and idle costs for the Polaris ($17.7 million in operating expenses during the nine months ended September 30, 2022 with no revenue generated), (d) reactivation, upgrade and certification costs for the T-15 ($3.6 million in operating expenses during the nine months ended September 30, 2022 with minimal revenue generated after contract start in late August 2022), and (e) $12.0 million decrease in revenue on the Vela while also seeing an increase of $27.0 million in vessel and rig operating costs.

Successor
Cash flows from investing activities (in $ millions)	Nine months ended September 30, 2022
Additions to drilling units and equipment	(47.5)
Sale of rigs and equipment	54.0

Net cash used in investing activities	6.5

During the nine months ended September 30, 2022 (Successor), net cash provided by investing activities was $6.5 million, primarily related to the sale of the Leo for $14.0 million and the Capricorn for $40.0 million, partially offset by capital expenditures on the Auriga and Vela.

During the period from January 1 through May 24, 2021 (Predecessor), and the period from May 25 through September 30, 2021 (Successor), Aquadrill did not have any cash used in or provided by financing activities.

Sources and uses of liquidity

Aquadrill’s primary short-term liquidity requirements relate to funding working capital requirements, paying for capital expenditures on drilling unit upgrades, reactivations, and major maintenance. Aquadrill’s main sources of liquidity include cash deposits and contract and other revenues. As of September 30, 2022, Aquadrill had cash and cash equivalents exclusive of restricted cash of $101.5 million, compared to $203.2 million as of December 31, 2021. Aquadrill has implemented, and will continue to implement, various measures to preserve liquidity. These primarily include deferrals of capital expenditures and idling or stacking of drilling units in between or without contracts, as well as an increased focus on operating efficiency and reductions in corporate and overhead expenditures.

Aquadrill expects to use existing unrestricted cash balances, internally generated cash flows and proceeds from the disposal of assets to fulfill anticipated obligations, which may include capital expenditures, working capital and other operational requirements or other payments. Aquadrill may consider establishing financing arrangements with banks or other capital providers. Subject to market conditions and other factors, Aquadrill may be required to provide collateral for any future financing arrangements.

If the drilling market deteriorates, or if Aquadrill experiences poor operating results, or if Aquadrill incurs expenses to, for example, reactivate, stack, or otherwise assure the marketability of Aquadrill’s fleet, cash flows from operations may be reduced further.

Drilling fleet

Reactivations

From time to time, Aquadrill may consider investments related to reactivation of idle or stacked rigs or major rig upgrades. Aquadrill ‘s strategy is to only commit to these reactivation investments when Aquadrill has a customer contract or firm commitment from a customer. Aquadrill may consider an upgrade or additional maintenance of a stacked rig on speculation where Aquadrill believes it may significantly increase the market opportunities for that rig. Any reactivation or upgrade could involve the payment by Aquadrill of a substantial amount of cash.

During the nine months ended September 30, 2022 (Successor), Aquadrill made capital expenditures of $47.5 million primarily related to reactivation and upgrade costs as well as normal capital expenditures on operating rigs. Aquadrill financed these capital expenditures through cash on hand, cash generated from operations and proceeds from the sale of the Leo and Capricorn.

The ultimate amount of Aquadrill’s capital expenditures is partly dependent upon financial market conditions, Aquadrill’s ability to reactivate idle or stacked rigs for customer contracts, the actual level of operational and contracting activity, the costs associated with the current regulatory environment and customer requested capital improvements and equipment for which the customer agrees to reimburse Aquadrill. Aquadrill intends to fund the cash requirements relating to Aquadrill’s capital expenditures by using available cash balances, cash generated from operations and asset sales.

Dispositions

From time to time, Aquadrill may also review the possible disposition of non-strategic drilling assets. Considering market conditions, Aquadrill has committed to plans to sell certain lower-specification drilling units for market or scrap value.

On July 22, 2022, Aquadrill sold a semi-submersible drilling unit, the Capricorn to a subsidiary of Petro Rio S.A for $40.0 million. See “Sales of Drilling Units” above for further detail on this transaction.

Aquadrill continues to evaluate the drilling units in their fleet and may identify additional lower-specification drilling units to be sold.

OTHER COMMERCIAL COMMITMENTS

Aquadrill has other commercial commitments that Aquadrill is contractually obligated to fulfill with cash under certain circumstances. These commercial commitments include performance guarantees under Aquadrill’s performance guarantees under its bank guarantee facility with DNB Bank ASA that guarantee Aquadrill’s performance as it relates to its drilling contracts. Such obligations are not normally called, as Aquadrill typically complies with the underlying performance requirement. As of September 30, 2022, Aquadrill has not recognized any liabilities for these guarantees, as Aquadrill does not consider it is probable for the guarantees to be called. At September 30, 2022, the aggregate cash collateral held by banks for the performance guarantees was $0.8 million.

OTHER MATTERS

Regulatory matters

Aquadrill occasionally receives inquiries from governmental regulatory agencies regarding Aquadrill’s operations around the world, including inquiries with respect to various tax, environmental, regulatory and compliance matters. To the extent appropriate under the circumstances, Aquadrill investigates such matters, responds to such inquiries, and cooperates with the regulatory agencies.

Quantitative and Qualitative Disclosures About Market Risks

Aquadrill is and may be exposed to various market risks, including foreign currency exchange risks. Aquadrill may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

FOREIGN CURRENCY RISK

Aquadrill’s cash and cash equivalents are held primarily in U.S. Dollars with minor balances held in other currencies. Its revenue and costs are primarily denominated in U.S. Dollars although a proportion of its vessel and rig operating expenses and a small amount of revenue are denominated in other currencies. The main currencies in which it has foreign currency exposures are, Canadian Dollars, Thai Baht, Nigerian Naira and Malaysian Ringgit. There is a risk that currency fluctuations could have an adverse effect on the value of Aquadrill’s cash flows, but this would not be a material impact on Aquadrill’s results.

Aquadrill’s foreign currency risk arises from:

•

the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “currency exchange loss/gain” in the Consolidated Statements of Operations; and

•	the impact of fluctuations in exchange rates on the reported amounts of Aquadrill’s revenues and expenses which are denominated in foreign currencies.

Aquadrill does not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.

For the Years Ended December 31, 2021 and December 31, 2020

OPERATING RESULTS

Successor and Predecessor periods in 2021 compared to the twelve months ended December 31, 2020

The following is an analysis of Aquadrill’s operating results. See “Performance and Other Key Indicators” above for definitions of operating days, revenue efficiency and rig utilization.

Aquadrill is not able to compare the results of operations for the period ended May 24, 2021 (“2021 Predecessor period”) to any of the previous periods reported in the consolidated financial statements, and Aquadrill does not believe reviewing this period in isolation would be useful in identifying any trends in or reaching any conclusions regarding Aquadrill’s overall operating performance. Aquadrill believes that the discussion of its results of operations and performance for the period from May 25, 2021 through December 31, 2021 (the “2021 Successor period”) combined with the 2021 Predecessor period provide more meaningful comparisons to the comparable period in 2022 and are more useful in understanding operational trends. Such results are not necessarily indicative of what the results for the combined period would have been had emergence not occurred.

The table below shows how the non-GAAP measures were directly derived from the GAAP Successor income statement for the period from May 25, 2021 through December 31, 2021, and the GAAP Predecessor income statement for the period from January 1, 2021 through May 24, 2021.

	Successor	Predecessor	Combined (Non-GAAP)	Predecessor
(in $ millions, except percentages)	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020	$ Change	% Change
Operating revenues:
Contract revenues	56.6	53.0	109.6	525.9	(416.3)	(79.2)%
Reimbursable revenues	2.2	1.9	4.1	11.1	(7.0)	(63.1)%
Other revenues	—	—	—	1.1	(1.1)	nm

Total operating revenues	58.8	54.9	113.7	538.1	(424.4)	(78.9)%

Operating expenses:
Vessel and rig operating expenses	113.3	51.0	164.3	255.9	(91.6)	(35.8)%
Depreciation	6.5	8.6	15.1	230.8	(215.7)	(93.5)%
Amortization of favorable contracts	—	—	—	40.4	(40.4)	nm
Reimbursable expenses	2.1	1.7	3.8	10.2	(6.4)	(62.7)%
Selling, general and administrative expenses	4.2	13.2	17.4	34.4	(17.0)	(49.4)%

Total operating expenses	126.1	74.5	200.6	571.7	(371.1)	(64.9)%

Other operating items:
Impairment of long-lived assets	—	—	—	(4,210.4)	4,210.4	nm
Gain on sale of assets	0.8	—	0.8	—	0.8	nm

Total other operating items	0.8	—	0.8	(4,210.4)	4,211.2	nm

Operating loss	(66.5)	(19.6)	(86.1)	(4,244.0)	4,157.9	(98.0)%

	Successor	Predecessor	Combined (Non-GAAP)	Predecessor
(in $ millions, except percentages)	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020	$ Change	% Change

Financial and other items:
Interest income	0.1	—	0.1	6.1	(6.0)	(98.4)%
Interest expense	—	—	—	(235.3)	235.3	nm
Loss on derivative financial instruments	—	—	—	(16.1)	16.1	nm
Foreign currency exchange loss	(0.3)	(0.7)	(1.0)	(2.7)	1.7	(63.0)%
Gain/(loss) on Reorganization items, net	—	2,096.9	2,096.9	(49.8)	2,146.7	(4,310.6)%
Restructuring and other expenses	(2.9)	—	(2.9)	—	(2.9)	nm
Other financial items	(0.2)	(3.8)	(4.0)	(17.1)	13.1	(76.6)%

Total financial items, net	(3.3)	2,092.4	2,089.1	(314.9)	2,404.0	(763.4)%

(Loss)/Income before income taxes	(69.8)	2,072.8	2,003.0	(4,558.9)	6,561.9	(143.9)%
Income tax benefit/(expense)	8.6	(7.6)	1.0	(30.0)	31.0	(103.3)%

Net (loss)/income	(61.2)	2,065.2	2,004.0	(4,588.9)	6,592.9	(143.7)%

“nm” means not meaningful.

Operating Revenues

Contract revenues

Contract revenues decreased $416.3 million or 79.2% for the combined Successor and Predecessor results for the twelve months ended December 31, 2021, compared to the twelve months ended December 31, 2020 due to the following:

(a) approximately $250.3 million resulting from the Auriga ($173.6 million), Aquarius ($36.7 million), and the Polaris ($40.0 million) being idle or stacked in 2021 but on contract in 2020,

(b) approximately $108.9 million resulting from the Vela ($106.2 million) and the Capella ($2.7 million) being on contract for fewer days in 2021,

(c) approximately $53.9 million resulting from a reduced dayrate from December 2020 related to the BP contract for the Vela,

(d) approximately $14.4 million resulting from lower integrated services on the Vela ($9.6 million) and the Aquarius ($4.8 million),

(e) approximately $11.9 million resulting from lower demobilization revenues for the Capella ($7.3 million) and the Auriga ($4.6 million),

(f) approximately $10.0 million resulting from lower add on sales for the Auriga ($5.3 million), the Vela ($4.0 million), the Aquarius ($0.6 million), and the Vencedor ($0.1 million),

(g) approximately $6.1 million resulting from lower mobilization revenue for the Polaris ($6.0 million) and the Aquarius ($0.1 million) and

(h) approximately $0.3 million in other contract revenue decreases.

These decreases were partially offset by the following increases:

(a) $21.6 million resulting from the Capella being on contract at a higher dayrate in 2021 compared to 2020

(b) approximately $9.4 million resulting from higher integrated services for the Capella,

(c) approximately $5.3 million resulting from higher mobilization revenue on the Capella ($4.5 million) and the Vela ($0.8 million),

(d) approximately $2.5 million resulting from higher demobilization revenues for the Vela, and

(e) approximately $0.7 million resulting from higher add on sales for the Capella.

Reimbursable revenues

Reimbursable revenues decreased $7.0 million or 63.1% for the combined Successor and Predecessor results for the twelve months ended December 31, 2021, compared to the twelve months ended December 31, 2020, due to the following:

(a) approximately $3.5 million related to the Auriga as the rig was idle in 2021 following the end of the BP contract in October 2020,

(b) approximately $2.8 million related to the Aquarius as the rig was stacked in 2021 following the end of the ExxonMobil contract in May 2020,

(c) approximately $2.5 million in lower reimbursables incurred on contract by the Vela,

(d) approximately $0.4 million related to the Polaris as the rig was idle in 2021 following the end of the Reliance contract in December 2020, and

(e) approximately $0.3 million in fewer purchases of supplies, equipment, personnel services and other services made on behalf of customers under the reimbursable arrangements in Aquadrill’s drilling contracts.

These decreases were partially offset by approximately $2.5 million in higher reimbursables incurred on contract by the Capella in 2021.

Other revenues

During the twelve months ended December 31, 2020, Aquadrill recognized $1.1 million of other revenues related to revenue from the sale of inventories and spare parts to Seadrill, a previous related party. There were no other revenues recognized during the combined Successor and Predecessor results for the twelve months ended December 31, 2021.

Operating Expenses

Vessel and rig operating expenses

Vessel and rig operating expenses decreased $91.6 million or 35.8% for the combined Successor and Predecessor results for the twelve months ended December 31, 2021, compared to the twelve months ended December 31, 2020, due to the following:

(a) approximately $79.5 million resulting from decreased vessel and rig operating expenses for the Polaris ($35.2 million), Aquarius ($29.5 million), and Auriga ($14.8 million) due in part being idle or stacked in 2021 but on contract in 2020,

(b) approximately $19.6 million resulting from decreased vessel and operating expenses on the Vela due in part being on contract for fewer days in 2021,

(c) approximately $13.4 million resulting from decreased vessel and rig operating expenses for the Capricorn due in part being stacked in 2021 but idle in 2020,

(d) approximately $1.6 million resulting from decreased mobilization and operations preparation expenses related to repair and maintenance, payroll and other related costs,

(e) approximately $0.6 million resulting from decreased vessel and rig operating expenses on the Sirius due in part from the sale of the rig which occurred on September 23, 2021,

(f) approximately $0.2 million resulting from decreased vessel and rig operating expenses on the Vencedor,

(g) approximately $0.1 million resulting from decreased vessel and rig operating expenses on the T-16, and

(h) approximately $0.1 million resulting from decreased social security expenses for employees, and

(i) approximately $0.3 million resulting from other decreases in vessel and rig operating expenses.

These decreases of $115.4 million were partially offset by $23.8 million of increases:

(a) approximately $8.4 million resulting from increased vessel and rig operating expenses on the Capella due in part to non-reimbursable integrated service expenses and a higher headcount in 2021,

(b) approximately $6.5 million resulting from increased management fees,

(c) approximately $3.1 million resulting from increased insurance expenses,

(d) approximately $1.8 million resulting from increased vessel and rig operating expenses on the Leo due in part to costs incurred to remove capital equipment belonging to the unit which were excluded from the sale and became part of Aquadrill’s capital spares inventory,

(d) approximately $1.8 million resulting from increased expenses related to protection and indemnity insurance,

(e) approximately $0.8 million resulting from increased vessel and rig operating expenses related to base salaries,

(f) approximately $0.7 million resulting from increased fuel expenses, and

(g) approximately $0.7 million resulting from increased retention and other bonuses.

Depreciation

Depreciation expense decreased $215.7 million or 93.5% for the combined Successor and Predecessor results for the twelve months ended December 31, 2021, compared to the twelve months ended December 31, 2020, primarily due to the impairment charges to Aquadrill’s drilling units recognized in 2020 which reduced the depreciable carrying value of drilling units for the 2021 Predecessor Period, which led to decreased depreciation.

Aquadrill also reduced the carrying value of drilling units and equipment balances by $137.7 million and $0.1 million, respectively, when Aquadrill applied fresh start accounting on the Effective Date. Therefore, the depreciation expense for the 2021 Successor Period is based on lower carrying values of drilling units and equipment and is not comparable to the level of depreciation expense recorded in the Predecessor periods.

Amortization of favorable contracts

During the twelve months ended December 31, 2020, Aquadrill recognized $40.4 million of amortization expense related to favorable contracts with BP acquired for the Auriga and the Vela from Seadrill. There was no amortization expense recognized related to the favorable contracts during the combined Successor and Predecessor results for the twelve months ended December 31, 2021 as these contracts were fully amortized in October 2020 and November 2020, respectively.

Reimbursable expenses

Reimbursable expenses decreased $6.4 million or 62.7% for the combined Successor and Predecessor results for the twelve months ended December 31, 2021, compared to the twelve months ended December 31, 2020 which correlates to the reduction in reimbursable revenue.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $17.0 million or 49.4% for the combined Successor and Predecessor results for the twelve months ended December 31, 2021, compared to the twelve months ended December 31, 2020, due to

(a) approximately $22.7 million in lower management fee billings primarily due to fewer rigs on contract, and

(b) approximately $0.7 million in decreased board member fees.

These decreases were partially offset by the following increases:

(a) approximately $2.0 million in higher insurance costs related to the director and officer insurance premium,

(b) approximately $1.7 million in higher office expenses related to rent, equipment and consumables and utilities,

(c) approximately $0.8 million resulting from expenses accrued for the litigation settlement for the Leo,

(d) approximately $0.6 million resulting from expenses related to the 2021 LTIP,

(e) approximately $0.4 million in higher professional fees and expenses, and

(f) approximately $0.9 million in other selling, general and administrative expenses increases, primarily for professional fees for outsourced services.

Other Operating Items

Impairment of long-lived assets

During the twelve months ended December 31, 2020, as a result of the deteriorating market due to COVID-19, main industry players not completing scrapping programs as expected and oil price declines, there were impairment triggering events and Aquadrill recognized an impairment of $4,210.4 million. During the first quarter of 2020, as a result of the deteriorating market due to COVID-19 and oil price declines, there was an impairment triggering event and Aquadrill recognized an impairment of $922.9 million against the Leo, Sirius and Vencedor. During the fourth quarter of 2020, Aquadrill’s view was that the challenging market conditions were likely to persist for a sustained period and that certain of its stacked units were unlikely to return to the working fleet, so Aquadrill concluded that there was a further impairment triggering event for its drilling unit fleet and recognized an impairment of $3,287.5 million. This resulted in an impairment of all of Aquadrill’s drilling units, with two drilling units fully impaired. There were no impairments recognized during the combined Successor and Predecessor results for the twelve months ended December 31, 2021.

Gain on sale of assets

During the period from May 25, 2021 through December 31, 2021 Aquadrill recognized a $0.8 million gain on sale of assets related to the sale of a spare parts to Seadrill, a former related party. In the Predecessor period, sales of spare parts and inventory to Seadrill were recorded as other revenue as they were a related party. There were no other sales of assets to external parties in the 2021 Predecessor period or during the year ended December 31, 2020 that resulted in a gain or loss being realized.

Financial items

Interest income

Interest income decreased $6.0 million or 98.4% for the combined Successor and Predecessor results for the twelve months ended December 31, 2021, compared to the twelve months ended December 31, 2020, primarily due to the following: (a) approximately $3.1 million related to the unwind of the time value of money discount for the financial asset that was recognized by the Predecessor for the fair value of the future stream of payments for mobilization revenues to be paid over the contract term when the Vela was acquired from Seadrill. These payments were collected over the term of the drilling contract, which was completed in November 2020, and (b) approximately $3.0 million related to the decrease in cash balances and LIBOR rates in 2021. These decreases were partially offset by $0.1 million of interest income on surplus cash invested which comprises the difference between the $0.2 million of interest income on surplus cash invested recorded as a reorganization item, net during the twelve months ended December 31, 2020, compared to $0.1 million during the 2021 Predecessor period.

Interest expense

During the twelve months ended December 31, 2020, Aquadrill recognized $235.3 million of interest expense on its debt instruments. This amount comprised (a) $189.2 million in interest on the debt facilities, (b) $44.2 million in loan fee amortization and (c) $1.9 million of accretion of the discount on contingent consideration payable to Seadrill, a former related party. There was no interest expense recognized for the period from January 1, 2021 through the Effective Date as SDLP discontinued the recognition of interest expense on the under-secured debt facilities on the Petition Date due to the Bankruptcy Court’s stay order. There was no interest expense recognized by the Successor for the period from May 25, 2021 through December 31, 2021 as Aquadrill no longer has any outstanding debt.

Loss on derivative financial instruments

During the twelve months ended December 31, 2020, Aquadrill recognized $16.1 million of losses related to derivative financial instruments which included a realized loss of $20.1 million and an unrealized mark to market gain of $4.0 million, inclusive of credit risk adjustments. There were no gains or losses on the derivative financial instruments during the Predecessor period from January 1, 2021 through the Effective Date as the interest rate swaps were terminated under the International Swap and Derivatives Association, Inc. (“ISDA”) agreement on December 1, 2020. Aquadrill does not have any derivative financial instruments in the 2021 Successor Period.

Foreign currency exchange loss

Foreign currency exchange loss decreased $1.7 million or 63.0% for the combined Successor and Predecessor results for the twelve months ended December 31, 2021, compared to the twelve months ended December 31, 2020, due to the impact of fluctuations in exchange rates on the reported amounts for the portion of Aquadrill’s revenues and expenses which are denominated in foreign currencies.

Gain/(loss) on Reorganization items, net

During the period from January 1, 2021 through the Effective Date, the Predecessor recognized a gain of $2,096.9 million in reorganization items, net due to the following: (a) approximately $2,292.1 million resulting from gains on liabilities subject to compromise and (b) approximately $0.1 million resulting from interest income generated from surplus cash invested.

The gain was partially offset by the following items: (a) approximately $150.0 million resulting from fresh start valuation adjustments primarily related to the write down in the value of the drilling units, (b) approximately

$35.4 million resulting from advisory and professional fees for services provided during the bankruptcy proceedings, (c) approximately $9.8 million resulting from success fees incurred upon emergence, and (d) approximately $0.1 million resulting from the elimination of the Predecessor accumulated other comprehensive income.

During the period from the Petition Date through December 31, 2020, the Predecessor recognized a loss of $49.8 million in reorganization items, net, due to the following: (a) approximately $42.9 million resulting from the write-off of unamortized debt issuance costs and (b) approximately $7.1 million in post-filing professional and advisory fees directly associated with the reorganization. The loss was partially offset by approximately $0.2 million resulting from interest income generated on surplus cash invested.

As reorganization items, net relates to gains, losses and expenses directly related to the bankruptcy proceedings, no reorganization items, net were recognized during the 2021 Successor Period from May 25, 2021 through December 31, 2021.

Restructuring and other expenses

During the period from May 25, 2021 through December 31, 2021 Aquadrill recognized $2.9 million in restructuring and other expenses. The balance primarily relates to in advisory and professional fees associated with Aquadrill’s restructuring that were incurred after the Effective Date.

There were no restructuring and other expenses recognized during the period from January 1, 2021 through the Effective Date as the expenses related to Aquadrill’s restructuring that were incurred during the bankruptcy proceedings were recognized in “Gain/(loss) on Reorganization items, net” and no other restructuring costs were incurred in this period.

There were no restructuring and other expenses recognized during the twelve months ended December 31, 2020 as advisory and professional fees associated with Aquadrill’s restructuring that were incurred before the Petition Date were recognized in “Other financial items” and no other restructuring costs were incurred in this period.

Other financial items

During the combined Successor and Predecessor results for the twelve months ended December 31, 2021 Aquadrill recognized $4.0 million of expense related to other financial items. The 2021 balance primarily relates to other financial fees and expenses incurred by Aquadrill.

During the twelve months ended December 31, 2020 Aquadrill recognized $17.1 million of expense related to other financial items. The 2020 balance primarily relates to (a) $9.5 million in professional and advisory fees incurred prior to the Petition Date and (b) $7.1 million related to the reversal of credit risk on the interest rate swaps which were terminated under the ISDA on December 1, 2020.

Income tax expense

During the combined Successor and Predecessor results for the twelve months ended December 31, 2021, Aquadrill recognized $1.0 million in income tax benefit. During the twelve months ended December 31, 2020 Aquadrill recognized $30.0 million in income tax expense. This change is primarily due to the decrease in activities in the U.S. which resulted in a reduction in U.S. Base Erosion Anti-Abuse Tax (“BEAT”). In the periods from May 25, 2021 to December 31, 2021 (Successor), January 1, 2021 to May 24, 2021 (Predecessor), and twelve months ended December 31, 2020, Aquadrill’s effective tax rate, excluding discrete items, was 12.3%, 0.4% and (0.7)%, respectively, based on income/loss before income tax expense.

Drilling fleet

Reactivations

From time to time, Aquadrill may consider investments related to reactivation of idle or stacked rigs or major rig upgrades. Aquadrill’s strategy is to only commit to these reactivation investments when it has a customer contract or firm commitment from a customer. Aquadrill may consider an upgrade of a rig on speculation where it believes it may significantly increase the market opportunities for that rig. Any reactivation or upgrade could involve the payment by Aquadrill of a substantial amount of cash.

During the combined Successor and Predecessor period for the twelve months ended December 31, 2021 Aquadrill made capital expenditures of $39.6 million primarily related to reactivation and upgrade costs as well as normal capital expenditures on operating rigs. Aquadrill financed these capital expenditures through cash on hand, cash generated from operations and proceeds from the sale of the Sirius.

During the twelve months ended December 31, 2020, Aquadrill made capital expenditures of $28.7 million primarily related to additional equipment for its existing drilling units and maintenance. Aquadrill financed these capital expenditures through cash generated from operations and secured and unsecured debt arrangements.

The ultimate amount of Aquadrill’s capital expenditures is partly dependent upon financial market conditions, its ability to reactivate idle or stacked rigs for customer contracts, the actual level of operational and contracting activity, the costs associated with the current regulatory environment and customer requested capital improvements and equipment for which the customer agrees to reimburse Aquadrill. Aquadrill intends to fund the cash requirements relating to its capital expenditures by using available cash balances, cash generated from operations and asset sales.

Dispositions

From time to time, Aquadrill may also review the possible disposition of non-strategic drilling assets. Considering market conditions, Aquadrill has committed to plans to sell certain lower-specification drilling units for market or scrap value.

On September 23, 2021, Aquadrill completed the sale of one ultra-deepwater semi-submersible, the Sirius, and related assets, and received gross cash proceeds of $5.7 million.

On October 25, 2021, Aquadrill entered into an agreement for the sale of a semi-submersible drilling unit, the Leo, with a subsidiary of BW Energy for $14.0 million. See “Sales of Drilling Units” above for further detail on this transaction.

On April 8, 2022, Aquadrill entered into a memorandum of agreement for the sale of a semi-submersible drilling unit, the Capricorn, with a subsidiary of Petro Rio S.A for $40.0 million. See “Sales of Drilling Units” above for further detail on this transaction.

Aquadrill continues to evaluate the drilling units in its fleet and may identify additional lower-specification drilling units to be sold.

RELATED PARTY TRANSACTIONS

As of the Petition Date, Seadrill owned 34.9% of the Predecessor common units, 100% of the Predecessor subordinated units and owned and controlled the Seadrill Member. Certain of the Predecessor’s officers and directors were directors and/or officers of Seadrill and its subsidiaries and, as such, they had fiduciary duties to Seadrill. This related party relationship ceased on the Effective Date. There were no related party transactions during the 2021 Successor Period. For details on Aquadrill’s related party transactions during the Predecessor periods, refer to Note 20—Related party transactions to the Consolidated Financial Statements included herein.

OTHER COMMERCIAL COMMITMENTS

Aquadrill has other commercial commitments that Aquadrill is contractually obligated to fulfill with cash under certain circumstances. These commercial commitments include performance guarantees under Aquadrill’s bank guarantee facility with Danske Bank and performance guarantees under Aquadrill’s bank guarantee facility with DNB Bank ASA that guarantee Aquadrill’s performance as it relates to its drilling contracts. Such obligations are not normally called, as Aquadrill typically complies with the underlying performance requirement. As of December 31, 2021, Aquadrill had not recognized any liabilities for these guarantees, as it does not consider it is probable for the guarantees to be called. At December 31, 2021, the aggregate cash collateral held by banks for the performance guarantees was $12.3 million.

CRITICAL ACCOUNTING ESTIMATES

Overview—Aquadrill prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which require it to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. These estimates require significant judgments and assumptions. On an ongoing basis, Aquadrill evaluates its estimates, including those related to its income taxes, property and equipment, contingencies, assets held for sale, allowance for credit losses, leases, and share-based compensation. Aquadrill bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Aquadrill considers the following to be their critical accounting estimates since they are very important to the portrayal of Aquadrill’s financial condition and results and require its most subjective and complex judgments. Aquadrill has discussed the development, selection and disclosure of such estimates with their audit committee. For a discussion of Aquadrill’s significant accounting policies, refer to Note 2—Accounting Policies to the Consolidated Financial Statements included herein.

Fresh start accounting

Upon emergence from bankruptcy, Aquadrill met the criteria for and were required to adopt fresh start accounting in accordance with ASC 852, which on the Effective Date resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or deficit as of the fresh start reporting date. Fresh start accounting requires that new values be established for Aquadrill’s assets, liabilities, and equity as of the date of emergence from bankruptcy on May 24, 2021. Aquadrill’s reorganization value approximates the value of the Successor’s total assets and the amount a willing buyer would pay for the assets immediately after restructuring—refer to Note 4—Chapter 11 Proceedings and Note 5—Fresh Start Accounting in the audited financials for the year ended December 31, 2021. Under fresh start accounting, Aquadrill allocated the reorganization value to its individual assets based on their estimated values (except for deferred income taxes) in conformity with FASB ASC Topic 805, Business Combinations (“ASC 805”), and FASB ASC Topic 820, Fair Value Measurement (“ASC 820”). The amount of deferred taxes was determined in accordance with FASB ASC Topic 740, Income Taxes (“ASC 740”).

Under the application of fresh start accounting and with the assistance of valuation experts, Aquadrill conducted an analysis of the Consolidated Balance Sheet to determine if any of its net assets would require a reorganization value adjustment as of the Effective Date. The results of the analysis indicated that Aquadrill’s drilling units would require a reorganization value adjustment on the Effective Date. The majority of the rest of Aquadrill’s net assets were determined to have carrying values that approximated reorganization values on the Effective Date. Deferred tax assets and uncertain tax positions were determined in accordance with ASC 740 after considering the tax effects of the reorganization and the newly established fair values of the Successor.

Income taxes

Income tax expense is based on reported income or loss before income taxes. Aquadrill LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. Aquadrill does not conduct business or operate in the Republic of the Marshall Islands, and Aquadrill is not subject to income, capital gains, profits, or other taxation under current Marshall Islands law. As a tax resident of the United Kingdom, Aquadrill is subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Significant judgment is involved in determining the provision for income taxes.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax losses carried forward. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized.

The determination and evaluation of Aquadrill’s annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which it operates and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions, and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. Aquadrill recognizes tax liabilities based on their assessment of whether Aquadrill’s tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or Aquadrill’s levels of operations or profitability in each jurisdiction may impact Aquadrill’s tax liability materially in any given year.

While Aquadrill’s annual tax provision is based on the information available to them at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of Aquadrill’s income tax liability for the current year, withholding taxes, or changes in prior year tax estimates as tax returns are filed. Aquadrill’s deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, Aquadrill must make estimates and certain assumptions regarding future taxable income, including where Aquadrill’s drilling units are expected to be deployed, as well as other assumptions related to its future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require Aquadrill to adjust the deferred tax assets, liabilities, or valuation allowances. In addition, Aquadrill’s uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to Aquadrill’s deferred tax assets within its Consolidated Balance Sheets. For details on Aquadrill’s tax position, refer to Note 7—Taxation to the Consolidated Financial Statements included herein.

Uncertain tax positions

Aquadrill recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While Aquadrill believes it has appropriate support for the positions taken on Aquadrill’s tax returns, it regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. At December 31, 2021 (Successor) and 2020 (Predecessor), Aquadrill’s uncertain tax position was approximately $48.2 million and $44.4 million (inclusive of penalties and interest), respectively.

Unrecognized tax benefits

Aquadrill establishes liabilities for estimated tax exposures, and the provisions and benefits resulting from changes to those liabilities are included in Aquadrill’s annual tax provision along with related interest and penalties. Such tax exposures include potential challenges to permanent establishment positions, intercompany pricing, disposition transactions, and withholding tax rates and their applicability. These exposures may be affected by changes in applicable tax law or other factors, which could cause Aquadrill to revise its prior estimates and are generally resolved through the settlement of audits within these tax jurisdictions or by judicial means. At December 31, 2021 (Successor) and 2020 (Predecessor), Aquadrill’s unrecognized tax benefits were approximately $41.2 million and $39.2 million (exclusive of penalties and interest), respectively.

Property and equipment

Aquadrill applies significant judgment to account for its property and equipment, consisting primarily of offshore drilling rigs and related equipment, related to estimates and assumptions for cost capitalization, useful lives, and residual values. At December 31, 2021 (Successor) and 2020 (Predecessor), the carrying amount of Aquadrill’s property and equipment was $301.4 million and $428.3 million, respectively, representing 48.3%, 46.2%, respectively, of its total assets.

Capitalized costs

Aquadrill capitalizes the direct and incremental costs incurred for significant capital projects, such as rig upgrades and reactivation projects to enhance, improve and extend the useful lives of Aquadrill’s property and equipment and expense costs incurred to repair and maintain the existing condition of its rigs. Capitalized costs increase the carrying amounts of, and depreciation expense for, the related assets, which also impact Aquadrill’s results of operations. During the twelve months ended December 31, 2020, Aquadrill made capital expenditures of $28.7 million. During the combined Successor and Predecessor period for the twelve months ended December 31, 2021 Aquadrill made capital expenditures of $39.6 million.

Useful lives and salvage values

Aquadrill depreciates the cost of its assets, less estimated residual value using the straight-line method over their estimated remaining economic useful lives. Aquadrill estimates useful lives and residual values by applying judgments and assumptions that reflect both historical experience and expectations regarding future operations, rig utilization and asset performance. Useful lives and residual values of rigs are difficult to estimate due to a variety of factors, including (a) technological advances that impact the methods or cost of oil and gas exploration and development, (b) changes in market or economic conditions and (c) changes in laws or regulations affecting the drilling industry. Applying different judgments and assumptions in establishing the useful lives and residual values would likely result in materially different net carrying amounts and depreciation expense for Aquadrill’s assets. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of Aquadrill’s floaters when new, is 30 years. The estimated remaining economic useful life of Aquadrill’s rigs was updated on the Effective Date based on the respective rig’s estimated retirement year. Aquadrill reevaluates the remaining useful lives and residual value of its drilling units when events occur which may impact Aquadrill’s assessment of their remaining useful lives and residual values. These include changes in the operating condition or functional capability of Aquadrill’s rigs, technological advances, changes in market and economic conditions as well as changes in laws or regulations affecting the drilling industry. At December 31, 2021, a hypothetical one-year increase in the useful lives of all of Aquadrill’s rigs would cause a decrease in its annual depreciation expense of approximately $0.5 million and a hypothetical one-year decrease would cause an increase in its annual depreciation expense of approximately $0.6 million.

Long-lived asset impairment

The carrying values of Aquadrill’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount an asset held and used may no longer be recoverable. Potential impairment indicators include rapid declines in commodity prices and related market conditions, declines in dayrates or utilization, cancellations of contracts or credit concerns of multiple customers. During periods of oversupply, Aquadrill may idle or stack rigs for extended periods of time or Aquadrill may elect to sell certain rigs for scrap, which could be an indication that an asset group may be impaired since supply and demand are the key drivers of rig utilization and Aquadrill’s ability to contract its rigs at economical rates. Aquadrill’s rigs are mobile units, equipped to operate in geographic regions throughout the world and, consequently, it may mobilize rigs from an oversupplied region to a more lucrative and undersupplied region when it is economical to do so.

In 2020 (Predecessor), the following events or changes in circumstances indicated that the carrying amount of the drilling units may not be recoverable:

•

The oil price collapse in the beginning of 2020, triggered by the combined impact of excess hydrocarbon supplies, COVID-19, and demand shortfalls, caused a significant delay in the recovery of the drilling industry. This negatively impacted offshore rig utilization and market day rates as the supply of drilling units continued to exceed demand.

•

The main industry players did not complete scrapping programs as expected. This prevented a market consolidation and recovery as previously forecasted. The recovery of the benign environment floater market was slower and less pronounced than previously assumed, especially for semi-submersible units.

Aquadrill estimated future undiscounted cash flows to judge the recoverability of carrying amounts of the rigs in Q1 2020 (Predecessor) and Q4 2020 (Predecessor). Cash flows used in recoverability assessments are prepared for each rig and based on the assumptions which are developed in the annual budgeting process and Aquadrill’s five-year plan. These include assumptions about long-term day rates by rig, long-term economic utilization, contract probabilities, operating expenses, estimated maintenance and inspection costs, reactivation costs and timing for the cold stacked rigs, and recycling probability. The recycling assumption was based on Aquadrill’s estimates of the internal rate of return following the reactivation, the length of time rigs being cold stacked and assumptions relating to the remaining useful life of the rigs.

Aquadrill’s assumptions about future dayrates and contract probabilities, which are also considered key assumptions, were based on independent market reports for the drilling industry. Aquadrill assumed that day rates would remain constant after 2025. Reactivation timing of cold stacked rigs and recycling probabilities were also considered to be key assumptions and an area of significant management judgement. Assumptions about operating expenses, capital expenditure, stacking and reactivation costs, were based on contractual rates and historical information.

An asset is impaired if its estimated undiscounted cash flows are less than the asset’s carrying values. On assessment of asset recoverability through an estimated undiscounted future net cash flows Aquadrill calculated the value to be lower than the carrying value for 11 rigs. Impairment is measured by the amount by which the carrying value exceeds fair value. The discount rate is considered to be a key assumption in the discounted future net cash flows. Aquadrill applied a weighted average cost of capital rate of 13.1% in December 2020 (Predecessor) and 12.8% in March 2020 (Predecessor) respectively. During 2020 (Predecessor) Aquadrill recorded an aggregate impairment loss of $4,210.4 million, resulting in a remaining net book value at December 31, 2020 of $428.3 million for 9 rigs.

While maintaining all other assumptions, the following sensitivities were performed:

•	Increasing/decreasing the weighted average cost of capital by +/- 200 basis points would have increased/decreased the impairment loss by $100.3 million and $134.6 million respectively.

•	Increasing/decreasing the reactivation date of Aquadrill’s cold stacked rigs by +/- one year would have increased/decreased the impairment loss by $78.2 million and $25.0 million respectively.

In the year ended December 31, 2019 (Predecessor), impairment indicators were identified due to the reduction in contract opportunities, a decline in market dayrates and contract terminations. Aquadrill assessed recoverability of Aquadrill’s drilling units by first evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilization of the units. The estimated undiscounted future net cash flows were found to be greater than the carrying value of Aquadrill’s drilling units, with sufficient headroom. As a result, Aquadrill did not need to proceed to assess the fair values of its drilling units, and no impairment charges were recorded for the year ended December 31, 2019 (Predecessor).

Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by Aquadrill’s assets and reflect its assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of Aquadrill’s assets which could materially affect its results of operations.

No indicators of impairment were identified for the period ended December 31, 2021 (Successor). For details on Aquadrill’s drilling units, refer to Note 16—Drilling Units to the Consolidated Financial Statements included herein.

OTHER MATTERS

Regulatory matters

Aquadrill occasionally receives inquiries from governmental regulatory agencies regarding Aquadrill’s operations around the world, including inquiries with respect to various tax, environmental, regulatory and compliance matters. To the extent appropriate under the circumstances, Aquadrill investigates such matters, responds to such inquiries, and cooperates with the regulatory agencies.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial statements of Seadrill Limited (“Seadrill” or the “Company”) and the accompanying explanatory notes (the “Pro Forma Financial Information”) have been prepared to illustrate the following contemplated transaction:

•

Business Combination: On December 22, 2022, Seadrill and its wholly-owned direct subsidiary Seadrill Merger Sub, LLC (“Merger Sub”) entered into a definitive merger agreement (the “Merger Agreement”) with Aquadrill LLC (“Aquadrill”) pursuant to which, among other things (i) Merger Sub will merge with and into Aquadrill (the “Merger”) with Aquadrill surviving the Merger as a wholly owned subsidiary of Seadrill and (ii) Aquadrill unitholders will receive 30.6 million Seadrill common shares including an estimated 28.3 million shares issued to Aquadrill unitholders and an estimated 2.3 million shares relating to share-based consideration. The Merger is accounted for as a business combination pursuant to Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), where Seadrill is the accounting acquirer as disclosed in Note 2.

The Pro Forma Financial Information also reflects the impact of the following transactions that have been completed since January 1, 2021, but have not been included in the results of operations for the Pro Forma Financial Information (collectively, the “Completed Transactions”):

Seadrill Completed Transactions

•

Seadrill Reorganization: On February 22, 2022 (the “Effective Date”), Seadrill concluded its comprehensive restructuring process and emerged from bankruptcy reorganization under Chapter 11 (the “Seadrill Reorganization”).

•

Paratus Energy Services Limited (“PES”) Sale: On October 26, 2021, New Seadrill Finance Limited and its subsidiaries (formerly “NSNCo” and now “PES”) were classified as a discontinued operation following the Bankruptcy Court’s approval of a proposed sale of 65% of Seadrill’s equity interest in PES to its lenders. The sale was conducted as part of Seadrill’s comprehensive restructuring and was completed on January 20, 2022. On February 24, 2023, Seadrill sold the remaining 35% equity interest, collectively the “PES Sale.” In connection with the PES Sale, on March 14, 2023, we provided each of PES and SeaMex Holdings Ltd (“SeaMex Holdings”) with a termination notice regarding (i) the Master Services Agreement by and between PES and Seadrill Management Ltd (“SML”), dated January 20, 2022 (the “Paratus MSA”), and (ii) the Master Services Agreement by and among SeaMex Holdings, certain operating companies party thereto and SML, dated January 20, 2022 (the “SeaMex MSA”), respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.

•

Sale of Jackup Units: On October 18, 2022, Seadrill sold the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia to ADES Arabia Holding Ltd. (“ADES”). As of September 30, 2022, the related assets and liabilities were classified as held for sale with the associated results of operations classified in discontinued operations. The Jackup Sale caused immediate cash repayment obligations under the secured second lien facility. The repayment obligations, contractually referred to as mandatory payments, were based on the proceeds received and resulted in a minimum payment of $204 million that comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest.

Aquadrill Completed Transactions

•	Aquadrill Reorganization: On May 24, 2021, Aquadrill concluded its comprehensive restructuring process and emerged from bankruptcy reorganization under Chapter 11 (the “Aquadrill Reorganization”).

For further information on the adjustments for the Completed Transactions for Seadrill Statements of Operations, Seadrill Balance Sheet and Aquadrill Statement of Operations, refer to Note 6, 7, and 8, respectively.

The Pro Forma Financial Information has been prepared under the following assumptions:

•

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021 assumes that the Business Combination and Completed Transactions had occurred on January 1, 2021.

•

The unaudited pro forma condensed combined balance sheet as of September 30, 2022, assumes that the Business Combination, PES Sale and Jackup Sale had occurred on September 30, 2022. The impacts from the Seadrill Reorganization and Aquadrill Reorganization have already been reflected in the historical consolidated balance sheets of both Seadrill and Aquadrill as of September 30, 2022 and therefore no pro forma balance sheet adjustments were made.

The Pro Forma Financial Information presented herein is provided for informational and illustrative purposes only and is not necessarily indicative of the financial results that would have been achieved had the Business Combination and the Completed Transactions occurred on the dates assumed, nor is this pro forma financial information necessarily indicative of the operations results in future periods. The pro forma adjustments are based on currently available information and certain assumptions that Seadrill believes are reasonable and factually supportable. The Pro Forma Financial Information should be read in conjunction with the following:

•

The unaudited historical consolidated financial statements and notes of Seadrill included in Seadrill’s Interim Report on Form 6-K for the nine months ended September 30, 2022 filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2022 and included elsewhere within this prospectus.

•

The audited historical consolidated financial statements and notes of Seadrill included in Seadrill’s Report on Form 6-K filed with the SEC on February 27, 2023, which recasts Seadrill’s financial statements as of December 31, 2021 and December 31, 2020 and for each of the three years ended December 31, 2021, and included elsewhere within this prospectus.

•	The historical unaudited historical consolidated financial statements and notes of Aquadrill included for the nine months ended September 30, 2022 included elsewhere within this prospectus.

•

The historical audited consolidated financial statements and notes of Aquadrill as of December 31, 2021 and December 31, 2020 and for each of the two years ended December 31, 2021 included elsewhere within this prospectus.

Seadrill Limited

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2022

(In $ millions, except per share data)	Adjusted Seadrill Historical (Note 6)	Adjusted Aquadrill Historical (Note 3)	Transaction Accounting Adjustments	Note	Pro Forma Combined
Operating revenues
Contract revenues	559	126	—		685
Reimbursable revenues	25	5	—		30
Management contract revenues	176	—	(4)	4a	172
Other revenues	24	—	—		24

Total operating revenues	784	131	(4)		911
Operating expenses
Vessel and rig operating expenses	(414)	(166)	4	4a	(576)
Reimbursable expenses	(22)	(4)	—		(26)
Depreciation	(81)	(11)	(36)	4b	(128)
Amortization of intangibles	(24)	—	4	4c	(20)
Management contract expense	(129)	—	—		(129)
Selling, general and administrative expenses	(48)	(13)	—		(61)

Total operating expenses	(718)	(194)	(28)		(940)
Other operating items
Gain on disposals	3	27	—		30

Total other operating items	3	27	—		30

Operating profit/(loss)	69	(36)	(32)		1
Financial and other non-operating items
Interest income	7	—	—		7
Interest expense	(70)	—	—		(70)
Share in results from associated companies (net of tax)	2	—	—		2
Gain on derivative financial instruments	12	—	—		12
Foreign exchange loss	(1)	(1)	—		(2)
Other financial items	(5)	1	—		(4)

Total financial and other non-operating items, net	(55)	—	—		(55)

(Loss)/profit before income taxes	14	(36)	(32)		(54)
Income tax (expense)/benefit	(12)	5	—		(7)

(Loss)/profit from continuing operations	2	(31)	(32)		(61)

(Loss)/earnings per share from continuing operations (US dollar)
Basic	0.04				(0.76)
Diluted	0.04				(0.76)
Weighted-average shares outstanding
Basic	50		31	4g	81
Diluted	53		31	4g	81

Seadrill Limited

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2021

(In $ millions, except per share data)	Adjusted Seadrill Historical (Note 6)	Adjusted Aquadrill Historical (Note 3)	Transaction Accounting Adjustments	Note	Pro Forma Combined
Operating revenues
Contract revenues	663	110	—		773
Reimbursable revenues	35	4	—		39
Management contract revenues	177	—	(20)	4a	157
Other revenues	32	—	—		32

Total operating revenues	907	114	(20)		1,001
Operating expenses
Vessel and rig operating expenses	(643)	(164)	20	4a	(787)
Reimbursable expenses	(32)	(4)	—		(36)
Depreciation	(90)	(12)	(51)	4b	(153)
Amortization of intangibles	(34)	—	6	4c	(28)
Management contract expense	(174)	—	—		(174)
Selling, general and administrative expenses	(67)	(17)	(2)	4d	(86)
Merger and integration expense	—	—	(23)	4e	(23)

Total operating expenses	(1,040)	(197)	(50)		(1,287)
Other operating items
Gain on disposals	47	1	—		48
Other operating income	54	—	(8)	4f	46

Total other operating items	101	1	(8)		94

Operating loss	(32)	(82)	(78)		(192)
Financial and other non-operating items
Interest income	1	—	—		1
Interest expense	(78)	—	—		(78)
Share in results from associated companies (net of tax)	3	—	—		3
Foreign exchange loss	(4)	(1)	—		(5)
Other financial items	(11)	(7)	—		(18)

Total financial and other non-operating items, net	(89)	(8)	—		(97)

Loss before income taxes	(121)	(90)	(78)		(289)
Income tax expense	—	4	—		4

Loss from continuing operations	(121)	(86)	(78)		(285)

Basic/Diluted loss per share from continuing operations (US dollar)	(2.42)				(3.54)
Weighted-average shares outstanding, Basic/Diluted	50		31	4g	81

Seadrill Limited

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As at September 30, 2022

(In $ millions)	Adjusted Seadrill Historical (Note 7)	Adjusted Aquadrill Historical (Note 3)	Transaction Accounting Adjustments	Note	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	721	102	(22)	5a	801
Restricted cash	55	13	—		68
Accounts receivable, net	143	30	—		173
Amounts due from related parties, net	62	—	—		62
Other current assets	270	81	(1)	5b	350

Total current assets	1,251	226	(23)		1,454
Non-current assets
Investments in associated companies	48	—	—		48
Drilling units	1,648	346	840	5c	2,834
Restricted cash	70	—	—		70
Deferred tax assets	10	18	—		28
Equipment	9	—	—		9
Other non-current assets	12	—	—		12

Total non-current assets	1,797	364	840		3,001

Total assets	3,048	590	817		4,455

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	32	—	—		32
Trade accounts payable	75	11	—		86
Other current liabilities	299	52	11	5d	362

Total current liabilities	406	63	11		480
Non-current liabilities
Long-term debt	748	—	—		748
Deferred tax liabilities	9	3	—		12
Other non-current liabilities	152	50	6	5e	208

Total non-current liabilities	909	53	6		968
Equity
Common shares	—	566	(566)	5f	—
Additional paid-in capital	1,499	—	1,300	5f	2,799
Accumulated other comprehensive income	3	—	—		3
Retained income/(loss)	231	(92)	66	5f	205

Total equity	1,733	474	800		3,007

Total liabilities and equity	3,048	590	817		4,455

Notes to the Pro Forma Financial Information

Note 1: Basis of Presentation

The Pro Forma Financial Information has been prepared by Seadrill in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the Business Combination and the Completed Transactions. Article 11 permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, otherwise known as Management’s Adjustments. Seadrill has elected not to present Management’s Adjustments as the Company is continuing to evaluate the realizability of synergies including timing and cost to achieve. The Company will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements.

Seadrill and Aquadrill adopted fresh start accounting in accordance with ASC Topic 852, Reorganizations (“ASC 852”), upon their respective emergence from reorganization under Chapter 11, resulting in reorganized Seadrill and Aquadrill separately becoming the successor entity (“Successor”) for financial reporting purposes. In accordance with ASC 852, with the application of fresh start accounting, Seadrill and Aquadrill allocated their respective reorganization values to their individual assets based on their estimated fair values in conformity with ASC 805. Liabilities subject to compromise of the predecessor entities of Seadrill and Aquadrill (“Predecessor”) were either reinstated or extinguished as part of the reorganization. Refer to Notes 6, 7 and 8 for the results of the Seadrill and Aquadrill reorganizations, respectively.

The historical financial statements of Seadrill and Aquadrill were prepared in accordance with generally accepted accounting principles in the United States and shown in U.S. dollars. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021 assumes that the Business Combination and Completed Transactions had occurred on January 1, 2021. The unaudited pro forma condensed combined balance sheet as of September 30, 2022, assumes that the Business Combination, PES Sale and Jackup Sale had occurred on September 30, 2022. The impacts from the Seadrill Reorganization and Aquadrill Reorganization have already been reflected in the historical consolidated balance sheets of both Seadrill and Aquadrill as of September 30, 2022 and therefore no pro forma balance sheet adjustments were made.

Note 2. Business Combination with Aquadrill and Estimated Purchase Consideration

Business Combination

On December 22, 2022, Seadrill and its wholly-owned direct subsidiary Seadrill Merger Sub, LLC entered into a definitive merger agreement with Aquadrill pursuant to which, among other things (i) Merger Sub will merge with and into Aquadrill, with Aquadrill surviving the Merger as a wholly owned subsidiary of Seadrill and (ii) Aquadrill will receive 30.6 million Seadrill common shares including an estimated 28.3 million shares issued to Aquadrill unitholders and an estimated 2.3 million shares relating to share-based consideration.

The Pro Forma Financial Information was prepared using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date with limited exceptions. The combined company name, ticker symbol, and headquarters will remain consistent with that of Seadrill. As the equity consideration issuing company, Seadrill will hold overall decision-making power of the combined company. The board of directors will be comprised of seven individuals designated by Seadrill and two individuals designated by Aquadrill. As a result, Seadrill is expected to be the accounting acquirer of Aquadrill in accordance with ASC 805.

Preliminary Purchase Agreement Consideration

The allocation of the consideration, including any related tax effects, is preliminary and pending finalization of various estimates, inputs and analyses used in the valuation assessment of the specifically identifiable tangible and intangible assets acquired. Since the Pro Forma Financial Information has been prepared by Seadrill based on preliminary estimates of consideration and fair values attributable to the Business Combination, the actual amounts eventually recorded in accordance with the acquisition method of accounting may differ materially from the information presented.

ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Any consideration transferred or paid in a business combination in excess of the fair value of the assets acquired and liabilities assumed should be recognized as goodwill, while any excess fair value of the assets acquired and liabilities assumed beyond the consideration transferred or paid in a business combination should be recognized as a bargain purchase gain. Seadrill management’s estimate as of the date of this filing is that the fair value of the net assets and liabilities acquired is equal to the purchase price. Thus, no goodwill or bargain purchase gain has been recognized on the pro forma condensed combined balance sheet as of September 30, 2022. This preliminary determination is subject to further assessment and adjustments by Seadrill pending additional information sharing between the parties, more detailed third-party appraisals, natural changes in net assets acquired between the pro forma date used herein and the closing date, and other potential adjustments.

The following table presents the calculation of preliminary purchase price consideration based on the closing price per share of Seadrill shares on the New York Stock Exchange on January 31, 2023, which is used as a proxy for the market price of the Seadrill shares at the closing. The actual purchase price will be based on the value of Seadrill’s shares at the closing date.

(In $ millions, except per share data)	Aquadrill Shares	Estimated Exchange Ratio	As at September 30, 2022
Aquadrill outstanding shares as of January 31, 2023	20,000,000	1.4127	28,254,635
Aquadrill restricted stock units (1)	122,104	1.4127	172,500
Aquadrill phantom award units (1)	105,700	1.4127	149,326
Aquadrill phantom appreciation rights (1)	570,000	0.7067	402,832

Total Aquadrill shares converted to Seadrill shares	20,797,804		28,979,293
Company Sale Bonus (2)			1,665,867

Seadrill shares issued for purchase of Aquadrill			30,645,160
Seadrill share price at January 31, 2023 market close			42.50

Total preliminary consideration in $ millions			1,302

Consideration issued in Seadrill shares			1,300
Consideration settled in cash at close(1)			2

Total preliminary consideration in $ millions			1,302

(1)

As defined in the Merger Agreement, Aquadrill’s restricted stock units, phantom award units, and phantom appreciation rights were either (i) issued Seadrill shares or (ii) settled in cash for certain non-employee members of Aquadrill’s board. If all non-employee members of Aquadrill’s board elect to settle the maximum eligible restricted stock units in cash, the impact to consideration would be immaterial.

(2)

Concurrently with the execution of the Merger Agreement, Aquadrill provided notice to Steven Newman, the Chief Executive Officer and a Director of Aquadrill, that (i) as of immediately prior to the close of the Merger, the Sale Bonus Award Agreement, as defined in the Merger Agreement, will be terminated by Aquadrill, and (ii) upon closing of the Merger, Mr. Newman will receive a number of Seadrill common shares calculated in accordance with the Merger Agreement in full satisfaction of any amounts owed under the Sale Bonus Award Agreement.

The consideration calculated above and applied in the Pro Forma Financial Information is preliminary and subject to modification based on the final purchase price, which includes any changes to the value of Seadrill’s shares. The final value of Seadrill’s consideration transferred will be determined based on the actual number of Seadrill shares issued, the number of Aquadrill shares outstanding at the closing, 20 day volume-weighted average price immediately preceding the close of the Merger and the market price of the Seadrill shares at the closing. This will likely result in a difference from the preliminary purchase consideration calculated above and that difference may be material. A 20% change in the closing price of Seadrill common stock would increase or decrease the preliminary purchase price paid by approximately $260 million, assuming all other factors held constant.

The preliminary allocation of the purchase price consideration is as follows:

(In $ millions)	Book Value	Preliminary Fair Value Adjustment	Notes	Preliminary Fair Value
Total current assets	226	—		226
Total non-current assets	364	840	5c	1,204

Total assets	590	840		1,430
Total current liabilities	63	6	5d	69
Total non-current liabilities	53	6	5e	59

Total liabilities	116	12		128

Net assets	474	828		1,302

Total preliminary consideration in $ millions				1,302

Note 3: Reclassifications

The reclassifications presented below were made as a result of the Business Combination to conform Aquadrill’s historical financial information to Seadrill’s presentation.

Reclassifications included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2022

September 30, 2022

(in $ millions)

Aquadrill Presentation	Amount	Reclassification Adjustments	Amount	Seadrill Presentation
Operating revenues				Operating revenues
Contract revenues	126	—	126	Contract revenues
Reimbursable revenues	5	—	5	Reimbursable revenues

Total operating revenues	131	—	131	Total operating revenues
Operating expenses				Operating expenses
Vessel and rig operating expenses	(166)	—	(166)	Vessel and rig operating expenses
Reimbursable expenses	(4)	—	(4)	Reimbursable expenses
Depreciation	(11)	—	(11)	Depreciation
Selling, general and administrative expenses	(13)	—	(13)	Selling, general and administrative expenses

Total operating expenses	(194)	—	(194)	Total operating expenses
Other operating items				Other operating items
Gain on sale of assets	27	—	27	Gain on disposals

Total other operating items	27	—	27	Total other operating items

Operating loss	(36)	—	(36)	Operating loss

Financial and other items				Financial and other non-operating items
Foreign currency exchange loss	(1)	—	(1)	Foreign exchange loss
Other financial items	1	—	1	Other financial items

Total financial items, net	—	—	—	Total financial and other non-operating items, net

Loss before income taxes	(36)	—	(36)	Loss from before income taxes
Income tax benefit	5	—	5	Income tax benefit

Net Loss	(31)	—	(31)	Loss from continuing operations

Reclassifications included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021

December 31, 2021

(in $ millions)

Aquadrill Presentation	Amount (Note 8)	Reclassification Adjustments		Amount	Seadrill Presentation
Operating revenues					Operating revenues
Contract revenues	110	—		110	Contract revenues
Reimbursable revenues	4	—		4	Reimbursable revenues

Total operating revenues	114	—		114	Total operating revenues
Operating expenses					Operating expenses
Vessel and rig operating expenses	(164)	—		(164)	Vessel and rig operating expenses
Reimbursable expenses	(4)	—		(4)	Reimbursable expenses
Depreciation	(12)	—		(12)	Depreciation
Selling, general and administrative expenses	(17)	—		(17)	Selling, general and administrative expenses

Total operating expenses	(197)	—		(197)	Total operating expenses
Other operating items					Other operating items
Gain on sale of assets	1	—		1	Gain on disposals

Total other operating items	1	—		1	Total other operating items

Operating loss	(82)	—		(82)	Operating loss
Financial and other items					Financial and other non-operating items
Foreign currency exchange loss	(1)	—		(1)	Foreign exchange loss
Other financial expenses	(4)	(3)	a	(7)	Other financial items
Restructuring and other expenses	(3)	3	a	—

Total financial items, net	(8)	—		(8)	Total financial and other non-operating items, net

Loss before income taxes	(90)	—		(90)	Loss before income taxes
Income tax expense	4	—		4	Income tax expense

Net loss	(86)	—		(86)	Loss from continuing operations

a. Restructuring and other expenses – To reclassify Restructuring and other expenses of $3 million to Other financial items.

Reclassifications included in the Unaudited Pro Forma Condensed Combined Balance Sheet as at September 30, 2022

September 30, 2022

(in $ millions)

Aquadrill Presentation	Amount	Reclassification Adjustments		Amount	Seadrill Presentation
ASSETS					ASSETS
					Current assets
Cash and cash equivalents	102	—		102	Cash and cash equivalents
Restricted cash	13	—		13	Restricted cash
Accounts receivable, net	30	—		30	Accounts receivable, net
Other current assets	12	69	a, b	81	Other current assets
Prepaid expenses	50	(50)	a	—
Income taxes receivable	19	(19)	b	—

Total current assets	226	—		226	Total current assets
Non-current assets					Non-current assets
Drilling units, net	346	—		346	Drilling units
Deferred tax assets	18	—		18	Deferred tax assets

Total non-current assets	364	—		364	Total non-current assets

Total assets	590	—		590	Total assets

LIABILITIES AND MEMBERS’ CAPITAL					LIABILITIES AND EQUITY
					Current liabilities
Trade accounts payable and accruals	11	—		11	Trade accounts payable
Accrued expenses	19	(19)	c	—
Taxes payable	27	(27)	d	—
Other current liabilities	6	46	c, d	52	Other current liabilities

Total current liabilities	63	—		63	Total current liabilities
					Non-current liabilities
Deferred tax liability	3	—		3	Deferred tax liabilities
Other non-current liabilities	50	—		50	Other non-current liabilities

Total long-term liabilities	53	—		53	Total non-current liabilities
Members’ capital					Equity
Common unitholders	566	—		566	Common shares
Accumulated deficit	(92)	—		(92)	Retained loss

Total member’s capital	474	—		474	Total equity

Total liabilities and equity	590	—		590	Total liabilities and equity

a.	Prepaid expenses – To reclassify Prepaid expenses of $50 million to Other current assets
b.	Income taxes receivable – To reclassify Income taxes receivable of $19 million to Other current assets
c.	Accrued expenses – To reclassify Accrued expenses of $19 million to Other current liabilities
d.	Taxes payable – To reclassify Taxes payable of $27 million to Other current liabilities

Note 4: Unaudited Pro Forma Combined Statements of Operations

a.

Management contract revenues and Vessel and rig expenses – Reflects the elimination of the preexisting relationship between Seadrill and Aquadrill which related to the Global Services Agreement and other service arrangements. Upon the close of the Business Combination, Seadrill and Aquadrill will become a combined company and intercompany relationships would be eliminated.

(In $ millions)	Nine months ended September 30, 2022	Year ended December 31, 2021
Seadrill contract revenue removal	(4)	(20)
Aquadrill contract expense removal	4	20

Total adjustment to remove preexisting relationships	—	—

b.

Depreciation – Reflects the estimated increase in depreciation expense based on preliminary asset values and useful lives for drilling units as a result of the Merger. The pro forma adjustments to depreciation expense were calculated as follows:

(In $ millions)	Nine months ended September 30, 2022	Year ended December 31, 2021
Removal of historical depreciation expense	11	12
Estimated depreciation expense for fair value of drilling units (1)	(47)	(63)

Total adjustment to Depreciation	(36)	(51)

(1)

Drilling units less estimated residual value are depreciated using the straight-line basis over their estimated remaining useful lives. The preliminary estimated remaining useful lives for the acquired drilling units range from 16 to 21 years.

c.

Amortization of intangibles – The preliminary assessment of the fair value of the existing MSA contracts showed a $14 million unfavorable contract liability and a $2 million favorable contract asset, recorded as a net unfavorable contract liability (as outlined in Note 5e and Note 5f). The off-market contracts result from higher or lower revenue and margin shares now being received by the managers under the MSA arrangements compared to their original cost rates as a result of favorable market conditions or variable cost terms within the contract, respectively. The estimated amortization expense for this fair value adjustment was $4 million and $6 million for the periods ended September 30, 2022 and December 31, 2021, respectively.

d.

Selling, general and administrative expenses – Reflects the recognition of expense associated with director and officer insurance as required by the Merger Agreement. This expense is not expected to recur in any period beyond twelve months from the close of the Business Combination.

e.

Merger and integration costs – Reflects the recognition of expenses directly attributable to the Merger. These expenses are not expected to recur in any period beyond the twelve months from the close of the Business Combination.

(In $ millions)	Year ended December 31, 2021
Estimated remaining transaction expenses (1)	(21)
Aquadrill employee severance (2)	(2)

Total adjustment to Merger and integration costs	(23)

(1)

The incremental estimated transaction costs to be incurred directly in connection with the Business Combination, consisting primarily of legal and professional fees. Approximately $13 million and $8 million of estimated transaction costs are expected to be incurred by Seadrill and Aquadrill, respectively.

(2)	The severance expense to be paid to Aquadrill employees as a result of the Merger.

f.	Other operating income – Removal of $8 million gain on write off of payables relating to Seadrill Partners Global Settlement.

g.	Basic/Diluted Weighted Average Shares Outstanding – Reflects the preliminary weighted average shares outstanding as a result of the Business Combination.

(In millions)	Nine months ended September 30, 2022	Year ended December 31, 2021
Seadrill weighted average shares outstanding	50	50
Seadrill shares issued to Aquadrill unitholders (Note 2)	31	31

Total pro forma weighted average shares outstanding - basic	81	81
Dilutive impact of Seadrill’s pre-transaction convertible bond	—	—

Adjusted weighted average shares outstanding - diluted (1)	81	81

(1)

For the nine months ended September 30, 2022 and the year ended December 31, 2021, the pro forma condensed combined statements of operations show a net loss. As a result, diluted loss per share is the same as basic, as any dilutive securities would reduce loss per share.

Note 5: Unaudited Pro Forma Combined Balance Sheet Adjustments

a.	Cash and cash equivalents – The following table reflects amounts directly attributable to the Merger expected to be paid in cash at close.

(In $ millions)	As at September 30, 2022
Share-based compensation settled in cash for non-employee members of Aquadrill’s Board (Note 2)	(2)
Cash paid for estimated transaction expenses (Note 4e)	(18)
Aquadrill employee severance (Note 4e)	(2)

Total adjustment to Cash and cash equivalents	(22)

b.	Other current assets – Reflects reduction of prepaid expense related to transaction expenses.

c.	Drilling units – Reflects the preliminary fair value adjustment of $840 million to increase the historical net book value of drilling units. See Note 4b.

d.	Other current liabilities – Reflects the increase in Other current liabilities directly attributable to the Business Combination.

(In $ millions)	As at September 30, 2022
Current portion of preliminary fair value adjustment related to unfavorable contracts, net of favorable contracts (Note 4c)	6
Estimated remaining transaction expenses (Note 4e)	3
Directors and officers insurance required in connection with the transaction (Note 4d)	2

Total adjustment to Other current liabilities	11

e.	Other non-current liabilities – Records the $6 million non-current liability associated with the preliminary fair value of unfavorable contracts. See Note 4c.

f.	Total equity – Reflects the adjustments made to equity captions based on the Business Combination transaction.

(In $ millions)	As at September 30, 2022
Issuance of common shares of par value US $0.01 per share (Note 2)	—
Elimination of historical Aquadrill common shares	(566)
Capital in excess of par value (Note 2)	1,300

Common shares and Additional paid-in capital	734
Elimination of historical Aquadrill retained loss	92
Estimated remaining transaction expenses (Note 4e)	(22)
Directors and officers insurance required in connection with the transaction (Note 4d)	(2)
Aquadrill employee severance (Note 4d)	(2)

Retained income	66

Total adjustments to Total equity	800

Note 6: Adjusted Seadrill Historical Statements of Operations

The following tables reflect Seadrill historical adjustments included in the Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2022 and the year ended December 31, 2021 assuming the Completed Transactions had occurred on January 1, 2021.

Historical adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2022

	Predecessor Company from January 1, 2022 through February 22, 2022	Successor Company from February 23, 2022 through September 30, 2022	Seadrill Reorganization
(In $ millions, except per share data)			Reorganization Adjustments		Fresh Start Adjustments		PES Sale	Jackup Sale	Adjusted Seadrill Historical
Operating revenues
Contract revenues	124	435	—		—		—	—	559
Reimbursable revenues	4	21	—		—		—	—	25
Management contract revenues	36	140	—		—		—	—	176
Other revenues	5	19	—		—		—	—	24

Total operating revenues	169	615	—		—		—	—	784
Operating expenses
Vessel and rig operating expenses	(76)	(323)	(15)	a	—		—	—	(414)
Reimbursable expenses	(4)	(18)	—		—		—	—	(22)
Depreciation	(17)	(68)	1	b	3	h	—	—	(81)
Amortization of intangibles	—	(22)	—		(2)	i	—	—	(24)
Management contract expense	(31)	(98)	—		—		—	—	(129)
Selling, general and administrative expenses	(6)	(42)	—		—		—	—	(48)

Total operating expenses	(134)	(571)	(14)		1		—	—	(718)
Other operating items
Gain on disposals	2	1	—		—		—	—	3

Total other operating items	2	1	—		—		—	—	3

Operating profit/(loss)	37	45	(14)		1		—	—	69

	Predecessor Company from January 1, 2022 through February 22, 2022	Successor Company from February 23, 2022 through September 30, 2022	Seadrill Reorganization
(In $ millions, except per share data)			Reorganization Adjustments		Fresh Start Adjustments		PES Sale		Jackup Sale		Adjusted Seadrill Historical
Financial and other non-operating items
Interest income	—	7	—		—		—		—		7
Interest expense	(7)	(73)	(9)	d	—		—		19	m	(70)
Share in results from associated companies (net of tax)	(2)	(7)	—		—		11	k	—		2
Gain on derivative financial instruments	1	11	—		—		—		—		12
Foreign exchange (loss)/gain	8	(9)	—		—		—		—		(1)
Reorganization items, net	3,683	(12)	(3,517)	e	(266)	j	112	l	—		—
Other financial items	21	(2)	(24)	f	—		—		—		(5)

Total financial and other non-operating items, net	3,704	(85)	(3,550)		(266)		123		19		(55)

(Loss)/profit before income taxes	3,741	(40)	(3,564)		(265)		123		19		14
Income tax expense	(2)	(10)	—		—		—		—		(12)

(Loss)/Profit from continuing operations	3,739	(50)	(3,564)		(265)		123		19		2

(Loss)/earnings per share from continuing operations (US dollar)
Basic	37.25	(1.00)									0.04
Diluted	37.25	(1.00)									0.04
Weighted-average shares outstanding
Basic	100	50									50
Diluted	100	50									53

Historical adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021

		Seadrill Reorganization
(In $ millions, except per share data)	Predecessor Historical	Reorganization Adjustments		Fresh Start Adjustments		Jackup Sale	Adjusted Seadrill Historical
Operating revenues
Contract revenues	663	—		—		—	663
Reimbursable revenues	35	—		—		—	35
Management contract revenues	177	—		—		—	177
Other revenues	32	—		—		—	32

Total operating revenues	907	—		—		—	907
Operating expenses
Vessel and rig operating expenses	(612)	(31)	a	—		—	(643)
Reimbursable expenses	(32)	—		—		—	(32)
Depreciation	(127)	24	b	13	h	—	(90)
Amortization of intangibles	—	—		(34)	i	—	(34)

		Seadrill Reorganization
(In $ millions, except per share data)	Predecessor Historical	Reorganization Adjustments		Fresh Start Adjustments	Jackup Sale		Adjusted Seadrill Historical
Management contract expense	(174)	—		—	—		(174)
Selling, general and administrative expenses	(67)	—		—	—		(67)

Total operating expenses	(1,012)	(7)		(21)	—		(1,040)
Other operating items
Loss on impairment of long-lived assets	(152)	152	c	—	—		—
Gain on disposals	47	—		—	—		47
Other operating income	54	—		—	—		54

Total other operating items	(51)	152		—	—		101

Operating profit/(loss)	(156)	145		(21)	—		(32)
Financial and other non-operating items
Interest income	1	—		—	—		1
Interest expense	(109)	5	d	—	26	m	(78)
Share in results from associated companies (net of tax)	3	—		—	—		3
Foreign exchange loss	(4)	—		—	—		(4)
Reorganization items, net	(296)	296	e	—	—		—
Other financial items	(11)	—		—	—		(11)

Total financial and other non-operating items, net	(416)	301		—	26		(89)

(Loss)/profit before income taxes	(572)	446		(21)	26		(121)
Income tax benefit	—	—		—	—		—

(Loss)/Profit from continuing operations	(572)	446		(21)	26		(121)

Basic/Diluted earnings/(loss) per share from continuing operations (US dollar)	(5.70)						(2.42)
Weighted-average shares outstanding, Basic/Diluted	100	(50)	g				50

Reorganization Adjustments

a.

Vessel and rig operating expenses – In conjunction with the Seadrill Reorganization, the Company entered into an amended lease agreement with SFL Corporation Ltd. (“SFL”) for West Hercules and West Linus. Prior to the amendment, these leases were classified as finance leases and, as a result of the modification, were reclassified as operating leases. The adjustment below reflects the operating lease expense associated with the modification and reversal of the gain on extinguishment of previously accrued operating costs on the Effective Date.

(In $ millions)	Nine months ended September 30, 2022	Year ended December 31, 2021
West Hercules operating lease expense	—	(11)
West Linus operating lease expense	(3)	(20)
Reversal of gain on release of previously accrued operating costs extinguished on the Effective Date	(12)	—

Total adjustment to Vessel and rig operating expenses	(15)	(31)

b.	Depreciation – Reflects the removal of the historical depreciation expense associated with the modification of the leases for the West Hercules and West Linus drilling units.

c.

Loss on impairment of long-lived assets – As the amended West Hercules bareboat lease is classified as an operating lease on the Effective Date, this adjustment reflects the removal of the historical impairment expense associated with redelivery of drilling unit to SFL of $152 million for the year ended December 31, 2021.

d.

Interest expense – Reflects the adjustment to remove the historical interest expense for the Predecessor debt instruments and unwind on the SFL leases, and to record the interest expense associated with the new debt instruments. The pro forma adjustments to interest expense were calculated as follows:

(In $ millions)	Nine months ended September 30, 2022	Year ended December 31, 2021
Write-off of Predecessor interest expense	7	109
Pro forma interest expense on the new first lien facility	(3)	(17)
Pro forma interest expense on the new second lien facility	(13)	(92)
Pro forma interest expense on the convertible bonds	(1)	(3)
Amortization of debt premium	1	8

Total adjustment to Interest expense	(9)	5

Assuming an increase in interest rates on the new debt instruments of 1/8%, pro forma interest would increase by nil and $1 million for the period from January 1, 2022 through February 22, 2022 and the year ended December 31, 2021, respectively. The interest rates used for the purposes of calculating pro forma interest expenses for the new first lien facility, new second lien facility, and convertible bonds were 7.94%, 13.44%, and 6.96% respectively.

e.

Reorganization items, net – Reflects the removal of reorganization items which represent charges directly attributable to the bankruptcy. The balance excludes the fresh start valuation adjustments which are described in Note 6j below.

(In $ millions)	Nine months ended September 30, 2022	Year ended December 31, 2021
Pre-tax gain on settlement of liabilities subject to compromise	(3,589)	—
Advisory and professional fees	56	113
Expense of Predecessor directors and officers insurance policy	17	—
Remeasurement of terminated lease to allowable claim	—	186
Interest income on surplus cash	(1)	(3)

Total adjustment to Reorganization items, net	(3,517)	296

f.

Other financial items – In conjunction with the Seadrill Reorganization, the accrual related to the Dalian yard postponement was extinguished. The adjustment reflects the reversal of the gain on extinguishment of $24 million which is directly attributable to the bankruptcy and is not representative of the Successor.

g.	Basic/Diluted Weighted Average Shares Outstanding – Reflects the issuance of 50 million common shares, which reduced the weighted-average common shares outstanding from 100 million to 50 million.

(In $ millions)	Nine months ended September 30, 2022	Year ended December 31, 2021
Seadrill weighted average shares outstanding	50	100
Cancellation of Predecessor equity	—	(100)
Issuance of Successor common stock	—	50

Total pro forma weighted average shares outstanding - basic	50	50
Dilutive impact of Seadrill’s convertible bond (1)	3	—

Adjusted weighted average shares outstanding - diluted (2)	53	50

(1)	If exercised, the convertible bond would increase common shares in an amount equal to approximately 5% of the fully-diluted common shares outstanding.
(2)

For the year ended December 31, 2021, the adjusted historical statement of operations shows a net loss. As a result, diluted loss per share is the same as basic, as any dilutive securities would reduce loss per share.

Fresh Start Adjustments

h.

Depreciation – Reflects the pro forma decrease in depreciation expense based on new asset values and useful lives for drilling units and equipment as a result of adopting fresh start accounting. The pro forma adjustments to depreciation expense was calculated as follows:

(In $ millions)	Nine months ended September 30, 2022	Year ended December 31, 2021
Write-off of Predecessor depreciation expense on drilling units	16	95
Write-off of Predecessor depreciation expense on equipment	—	8
Pro forma depreciation expense on drilling units	(13)	(88)
Pro forma depreciation expense on equipment	—	(2)

Total adjustment to Depreciation	3	13

i.	Amortization of intangibles – Reflects the adjustment to record pro forma amortization of drilling and management contracts as a result of adopting fresh start accounting.

j.	Reorganization items, net – Remove the cumulative effect of the fresh start accounting adjustments of $266 million.

PES Sale Adjustments

k.	Share in results from associated companies (net of tax) – Reflects the removal of the Successor’s remaining 35% investment in PES.

l.	Gain on deconsolidation – Reflects the removal of the loss on deconsolidation of PES which represents a charge directly attributable to the NSNCo restructuring reflected in the Predecessor period.

Jackup Sale Adjustments

m.

Interest expense – In conjunction with the Jackup Sale, a mandatory payment was required on the new second lien facility. This adjustment reflects the removal of Successor interest expense of $15 million and Predecessor interest expense of $4 million for the nine months ended September 30, 2022 and the removal of Predecessor interest expense of $26 million for the year ended December 31, 2021.

Note 7: Adjusted Seadrill Historical Balance Sheet

The following table reflects Seadrill historical adjustments included in the Unaudited Pro Forma Condensed Combined Balance Sheet as at September 30, 2022 assuming the PES sale and Jackup Sale had occurred on September 30, 2022.

(In $ millions)	Seadrill Limited	PES Sale		Jackup Sale		Adjusted Seadrill Historical
ASSETS
Current assets
Cash and cash equivalents	224	42	a	455	d	721
Restricted cash	55	—		—		55
Accounts receivable, net	143	—		—		143
Amounts due from related parties, net	62	—		—		62
Assets held for sale - current	392	—		(392)	e	—
Other current assets	267	—		3	f	270

Total current assets	1,143	42		66		1,251
Non-current assets
Investments in associated companies	79	(31)	b	—		48
Drilling units	1,648	—		—		1,648
Restricted cash	70	—		—		70
Deferred tax assets	10	—		—		10
Equipment	9	—		—		9
Other non-current assets	23	(11)	c	—		12

Total non-current assets	1,839	(42)		—		1,797

Total assets	2,982	—		66		3,048

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	32	—		—		32
Trade accounts payable	75	—		—		75

(In $ millions)	Seadrill Limited	PES Sale	Jackup Sale		Adjusted Seadrill Historical
Liabilities associated with assets held for sale - current	37	—	(37)	g	—
Other current liabilities	273	—	26	h	299

Total current liabilities	417	—	(11)		406
Non-current liabilities
Long-term debt	950	—	(202)	i	748
Deferred tax liabilities	9	—	—		9
Other non-current liabilities	152	—	—		152

Total non-current liabilities	1,111	—	(202)		909
Equity
Common shares	—	—	—		—
Additional paid-in capital	1,499	—	—		1,499
Accumulated other comprehensive income	3	—	—		3
Retained income/(loss)	(48)	—	279	j	231

Total equity	1,454	—	279		1,733

Total liabilities and equity	2,982	—	66		3,048

PES Sale Adjustments

a.	Cash and cash equivalents – Reflects cash consideration received for the sale of remaining 35% ownership in PES.

b.	Investment in associated companies – Reflects the removal of the remaining 35% investment in PES.

c.

Other non-current assets – As part of the Seadrill Reorganization, the management incentive fee award from PES was determined to have a fair value of $11 million. This adjustment reflect the removal of this amount as a result of the sale of the Successor’s remaining 35% investment in PES.

Jackup Sale Adjustments

d.

Cash and cash equivalents – Reflects the cash consideration received, net of transaction costs, for the Jackup Sale of $659 million and mandatory repayment of the new second lien facility of $204 million including accrued interest expense of $2 million and exit fees of $10 million.

e.	Assets held for sale - current – Reflects removal of held for sale assets related to the Jackup Sale.

f.	Other current assets – Records the increase in estimated working capital and project costs spent associated with the Jackup Sale.

g.	Liabilities associated with assets held for sale - current – Removes the liabilities related to the Jackup Sale.

h.

Other current liabilities – Reflects the removal of accrued interest related to the repayment of the new second lien facility of $2 million. Seadrill provided the acquirer with certain indemnities and warranties as part of the Jackup Sale and the adjustments below predominantly represent the recording of management’s estimate of these indemnities.

(In $ millions)	As at September 30, 2022
Indemnity for project cost overruns, net of escrow	10
Warranty for the operating rigs	16
Indemnity for tax exposures	2
Accrued interest related to mandatory repayment of new second lien facility	(2)

Total Adjustment to Other current liabilities	26

i.

Long-term debt – Records the mandatory repayment of the new second lien facility including capitalized exit fees of $192 million and $10 million, respectively. This does not include voluntary payments under its second lien debt facility, as described beginning on page 97 of this prospectus under “Information About the Companies—Seadrill Limited—History and Development of the Company—Significant Developments since January 1, 2022—(i) Payments under second lien facility.”

j.	Retained income – To reflect the gain on the Jackup Sale in retained income at September 30, 2022 which would have been recorded to discontinued operations in the year ended December 31, 2021.

(In $ millions)	As at September 30, 2022
Cash consideration, net of transaction costs (Note 7d)	659
Write off of held for sale assets (Note 7e)	(392)
Increase in estimated working capital (Note 7f)	3
Write off of held for sale liabilities (Note 7g)	37
Record indemnities, net of escrow (Note 7h)	(28)

Retained income	279

Note 8: Adjusted Aquadrill Historical Statements of Operations

The following table reflects Aquadrill historical adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021 assuming the Aquadrill Reorganization had occurred on January 1, 2021.

	Successor Company from May 25, 2021 through December 31, 2021	Predecessor Company from January 1, 2021 through May 24, 2021	Aquadrill Reorganization
(In $ millions)			Reorganization Adjustments	Fresh Start Adjustments		Adjusted Aquadrill Historical
Operating revenues
Contract revenues	57	53	—	—		110
Reimbursable revenues	2	2	—	—		4

Total operating revenues	59	55	—	—		114
Operating expenses
Vessel and rig operating expenses	(113)	(51)	—	—		(164)
Depreciation	(8)	(8)	—	4	c	(12)

	Successor Company from May 25, 2021 through December 31, 2021	Predecessor Company from January 1, 2021 through May 24, 2021	Aquadrill Reorganization
(In $ millions)			Reorganization Adjustments		Fresh Start Adjustments		Adjusted Aquadrill Historical
Reimbursable expenses	(2)	(2)	—		—		(4)
Selling, general and administrative expenses	(4)	(13)	—		—		(17)

Total operating expenses	(127)	(74)	—		4		(197)
Other operating items
Gain on sale of assets	1	—	—		—		1

Total other operating items	1	—	—		—		1

Operating (loss)/income	(67)	(19)	—		4		(82)
Financial and other items
Foreign currency exchange loss	—	(1)	—		—		(1)
Gain/(loss) on reorganization items, net	—	2,097	(2,247)	a	150	d	—
Restructuring and other expenses	(3)	—	—		—		(3)
Other financial expenses	—	(4)	—		—		(4)

Total financial items, net	(3)	2,092	(2,247)		150		(8)

(Loss)/income before income taxes	(70)	2,073	(2,247)		154		(90)
Income tax benefit/(expense)	9	(8)	3	b	—		4

Net (loss)/income	(61)	2,065	(2,244)		154		(86)

Reorganization items

a.

Gain/(loss) on Reorganization items, net – Reflects the removal of reorganization items which represent charges directly attributable to the bankruptcy. The balance excludes the fresh start valuation adjustments which are described in Note 8c below.

(In $ millions)	Year ended December 31, 2021
Gain of liabilities subject to compromise	(2,292)
Advisory and professional fees	35
Success fees for professional services	10

Total adjustments to Loss on reorganization items, net	(2,247)

b.

Income tax benefit/(expense) – Reflects the pro forma adjustment to tax expense as a result of reorganization adjustments. The income tax impact was calculated by applying the appropriate statutory tax rate of the respective tax jurisdictions to which the pro forma adjustments relate, and which are reasonably expected to occur.

Fresh Start Adjustments

c.

Depreciation – To remove Predecessor depreciation expense on drilling units of $8 million and record depreciation expense based on new asset values and useful lives for drilling units and equipment as a result of adopting fresh start accounting of $4 million.

d.	Gain/(loss) on Reorganization items, net – Remove the cumulative effect of the fresh start accounting adjustments of $150 million.

THE MERGER

Effects of the Merger

Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Aquadrill, with Aquadrill surviving the Merger as a wholly owned subsidiary of Seadrill.

Subject to the specific terms of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Seadrill, Merger Sub, Aquadrill or the holders of any securities of Merger Sub or Aquadrill, each (i) Outstanding Common Unit, (ii) Outstanding RSU, (iii) Outstanding PAR, and (iv) Outstanding PU will automatically be cancelled (as applicable) and converted into the right to receive a number of Seadrill Common Shares calculated in accordance with the Merger Agreement (and, if applicable, cash in lieu of fractional shares), that, together with the Seadrill Common Shares payable under the Aquadrill Sale Bonus, will total an aggregate of 30,645,160 Seadrill Common Shares, subject to reduction relating to Outstanding RSUs as described below.

Steven Newman, the Chief Executive Officer and a member of the Aquadrill Board of Directors, is entitled to a portion of the Merger Consideration payable under the Sale Bonus Award Agreement (as defined herein). Concurrently with the execution of the Merger Agreement, Aquadrill and Mr. Newman entered into the Sale Bonus Award Termination Agreement (as defined herein) that provides that, as of immediately prior to the Effective Time, the Sale Bonus Award Agreement will be terminated, and Mr. Newman will receive that number of Seadrill Common Shares calculated in accordance with the Merger Agreement. Termination of the Sale Bonus Award Agreement will not increase or decrease the amount of Merger Consideration payable to Mr. Newman. See “The Merger Agreement—Treatment of Aquadrill Equity Awards and Aquadrill Sale Bonus.”

Subject to the specific terms of the Merger Agreement, the aggregate number of Seadrill Common Shares issued in the Merger may be reduced if any holder of Outstanding RSUs (which are held exclusively by Aquadrill non-employee directors) elects to receive cash from Aquadrill in lieu of a portion of Seadrill Common Shares such holder will receive in the Merger in consideration of the cancellation of their Outstanding RSUs. The amount of cash that may be received by any such Outstanding RSU holder may not exceed the lesser of: (x) the estimated income tax rate that would become payable by such holder as a result of the closing of the Merger; and (y) 75% multiplied by the value of the Seadrill Common Shares received in consideration of the cancellation of the Outstanding RSUs held by such holder. For additional information, see “The Merger Agreement—Treatment of Aquadrill Equity Awards and Aquadrill Sale Bonus”.

Background of the Merger

The terms of the Merger are the result of arm’s-length negotiations between Seadrill and Aquadrill. The following is a summary of the events leading up to the companies’ agreement to merge and the key meetings, negotiations, discussions and actions between Seadrill and Aquadrill and their respective advisors that preceded the public announcement of the proposed Merger.

In 2012, Seadrill formed Seadrill Partners LLC, a Marshall Islands limited liability company and the predecessor of Aquadrill (“Seadrill Partners”), and completed a public offering of Seadrill Partners common units, the proceeds of which were used by Seadrill Partners to acquire certain drilling units and related assets then owned by Seadrill. Following the public offering, Seadrill retained an equity interest in Seadrill Partners and continued to operate the drilling units acquired by Seadrill Partners from Seadrill under a management agreement between the companies. In 2017, Seadrill filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (“Chapter 11”). Seadrill emerged from bankruptcy in 2018.

In 2020, Seadrill Partners filed a voluntary petition for relief under Chapter 11 and emerged from bankruptcy in May 2021 as Aquadrill. As a result of Aquadrill’s bankruptcy, Seadrill’s equity interest in Aquadrill was eliminated, and upon Aquadrill’s emergence from bankruptcy, Seadrill ceased to operate Aquadrill’s idle drilling units. Seadrill then ceased to operate any of Aquadrill’s remaining drilling units when the related contracts, which were negotiated before Aquadrill emerged from bankruptcy, ended in March 2022. Seadrill also filed a second voluntary petition for relief under Chapter 11 in 2021 and emerged from bankruptcy in February 2022.

Each of the Seadrill Board and the Aquadrill Board of Directors regularly reviews their respective company’s performance, prospects and strategy in light of current and expected business and economic conditions, developments relating to the market for offshore drilling services, and their respective company’s position in the industry. These reviews have included the evaluation of acquisition and divestiture opportunities as well as potential strategic alternatives, including business combinations. To that end, from time to time, senior management of each of Seadrill and Aquadrill have regularly engaged in discussions with other representatives of other companies in the industry, investment bankers and others regarding opportunities to enhance shareholder value and further their respective strategic objectives.

Following their respective emergences from bankruptcy, each of Seadrill and Aquadrill recognized the need for consolidation in the offshore drilling services industry to diversify each company’s respective asset base and increase their scale and backlog. These views were confirmed and reinforced as key competitors began to consolidate. For example, Noble Corporation acquired Pacific Drilling Company LLC in 2021 and combined with The Drilling Company of 1972 A/S (known as Maersk) in 2022. Given Seadrill’s familiarity with the business, assets and competitive position of Aquadrill, the Seadrill Board considered Aquadrill to be an attractive potential strategic partner.

In May 2022, Seadrill sought the assistance of Citi as a financial advisor with respect to a potential transaction with Aquadrill. The engagement with Citi was formalized with the signing of an engagement letter in July 2022. Citi was selected based on its qualifications, expertise and reputation, its knowledge of the businesses and affairs of Seadrill and its knowledge of the offshore drilling services industry and larger oil and gas industry.

In May and June 2022, Mr. Simon Johnson, Seadrill’s President and Chief Executive Officer, and Mr. Steven Newman, the Chairman and Chief Executive Officer of Aquadrill, had various discussions of the possibility of a potential combination of Seadrill and Aquadrill. Mr. Johnson and Mr. Newman agreed to discuss the potential transaction with their respective boards of directors, with Mr. Johnson indicating that he expected Seadrill would send an indication of interest to Aquadrill. Mr. Johnson updated the Seadrill Board about his discussions with Mr. Newman.

On May 16, 2022, Seadrill and Aquadrill entered into a mutual confidentiality agreement (the “Confidentiality Agreement”) to facilitate ongoing discussions regarding a potential transaction.

In June 2022, at the direction of the Seadrill Board, members of Seadrill management and Citi discussed a potential transaction with Aquadrill, including discussions regarding the valuations of each of Seadrill and Aquadrill. The Seadrill Board received regular briefings from Seadrill senior management on these preliminary discussions.

On June 24, 2022, after a meeting of the Seadrill Board to discuss the potential transaction with Aquadrill, Seadrill sent a non-binding indication of interest to Aquadrill regarding a potential combination between Seadrill and Aquadrill. Seadrill initially proposed an all-stock transaction, with Seadrill issuing shares to Aquadrill’s unitholders representing between 30% and 35% of the shares in the pro forma Combined Company. The indication of interest also referred to the common history between the companies and related benefits.

On June 27, 2022, certain members of Seadrill and Aquadrill management participated in an initial meeting to discuss legal, financial and operational due diligence matters. Following this meeting, management and outside advisors of each of Seadrill and Aquadrill exchanged additional materials, conducted preliminary structuring, financial and operational due diligence (including a review of assets and liabilities).

On June 28 and 29, 2022, Seadrill’s management and Citi had several meetings to further discuss the valuation of Aquadrill and related matters.

On July 1, 2022, the Seadrill Board and management met to discuss an updated offer to Aquadrill and after the meeting, Seadrill sent an updated non-binding indication of interest to Aquadrill that confirmed Seadrill’s interest in Aquadrill and proposed that Aquadrill Common Unitholders receive 34.1% of the Combined Company, or 33.0% on a fully diluted basis and assuming the full conversion of convertible debt into common shares, reflecting an implied equity value for Aquadrill of $787 million based on the then current trading price of Seadrill Common Shares on the Euronext Expand stock exchange.

On July 2, 2022, Akin Gump Strauss Hauer & Feld, LLP, counsel to Aquadrill (“Akin Gump”), delivered to Baker Botts L.L.P., counsel to Seadrill (“Baker Botts”), an initial draft of the Merger Agreement. For additional information regarding the final terms of the Merger Agreement, see the section entitled “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this prospectus.

On July 5, 2022, Aquadrill sent Seadrill a response letter that proposed, among other things, that Aquadrill Common Unitholders receive 36.2% of the Combined Company, or 35.0% on a fully diluted basis and assuming the full conversion of convertible debt into common shares. The response letter also proposed that Aquadrill should have board representation on the Seadrill Board commensurate with Aquadrill’s pro forma ownership of the Combined Company.

On July 6, 2022, Mr. Johnson and Mr. Newman had a telephone call to discuss a path forward and critical items necessary for a deal to be agreed upon between the parties.

On July 8, 2022, Baker Botts sent Akin Gump a revised draft of the Merger Agreement. The revised Merger Agreement proposed, among other things, the provision of the Voting and Support Agreement from certain key Aquadrill Common Unitholders (referred to in this prospectus as the “Consenting Members”). The proposed structure of the Merger contemplated the Consenting Members supporting the Merger by entering into the Voting and Support Agreement when the Merger Agreement was to be signed and delivering the Consent approving the Merger.

On July 15, 2022, the parties entered into an amendment to the Confidentiality Agreement, effective as of July 14, 2022, to update the permitted disclosure section to allow Aquadrill to disclose the terms of the proposed Merger to the Consenting Members and add a “blowout” provision that would require Seadrill to make public certain non-public information in order to allow for the release of Aquadrill and the Consenting Members from any trading restrictions resulting from the Confidentiality Agreement and the sharing of such non-public information thereunder no later than August 31, 2022.

Between July 20 and August 10, 2022, the parties and their advisors continued to engage in discussions regarding the terms of the Merger and Baker Botts and Akin Gump exchanged drafts of the Merger Agreement, a registration rights agreement for the benefit of the Consenting Members (the “Merger Registration Rights Agreement”), the Voting and Support Agreement, and the Consent. The discussions included conversations between Mr. Johnson and Mr. Newman, as well as communications between Ms. Julie Robertson, Chair of the Board of Directors of Seadrill, and Daniel Herz, a director of Aquadrill tasked to discuss certain open points in the negotiations with Ms. Robertson. The principal items discussed were the representations and warranties of each party, the interim operating covenants, the structure of the proposed transaction, the exchange ratio calculation schedule and the Aquadrill Sale Bonus calculation schedule, Aquadrill representation on the Seadrill Board, the treatment of Aquadrill Equity Awards and other matters.

Following this period of negotiation, the Aquadrill Board of Directors met and approved an advanced draft of the Merger Agreement and related ancillary agreements, including the Voting and Support Agreement. With the agreement of Seadrill, these drafts were shared with representatives of the Consenting Members, each of whom agreed to keep information confidential in accordance with the amended Confidentiality Agreement between Seadrill and Aquadrill.

On August 11, 2022 and August 17, 2022, Akin Gump sent Baker Botts initial feedback on the Merger Agreement, the Merger Registration Rights Agreement, the Voting and Support Agreement and the Consent from the Consenting Members.

Following a period of discussion and negotiation with representatives of the Consenting Members regarding the terms of the Merger Agreement, the Merger Registration Rights Agreement, the Voting and Support Agreement and the Consent, on August 17, 2022, Mr. Newman informed Mr. Johnson that certain of the Consenting Members would not support the Merger at the proposed 34.1% post-closing ownership and believed that Aquadrill’s unitholders should receive at least 38% of the Combined Company.

Between August 17 and August 29, 2022, Seadrill and its advisors communicated with Aquadrill and its advisors several times to reconcile the differences in valuation.

On August 29, 2022, Mr. Johnson contacted Mr. Newman and informed him that Seadrill was unwilling to agree to the 38% Combined Company ownership proposed by the Consenting Members and that Seadrill was instructing its team and advisors to cease work on the transaction. Negotiations stopped completely at this point.

In August and September of 2022, an offshore drilling company referred to herein as Company A reached out to Seadrill seeking to explore a potential combination between Seadrill and Company A.

On September 1, 2022, Seadrill announced that it had entered into an agreement to divest seven of its jack-up drilling rigs to ADES. This transaction valued the rigs at a substantially higher level than was implied in Seadrill’s share price and enabled Seadrill to significantly de-lever its balance sheet, positioning Seadrill for future opportunities.

Over the course of September and October of 2022, Seadrill and Citi had periodic discussions regarding the Aquadrill transaction along with other strategic opportunities. The Seadrill Board and management continued to believe that Aquadrill was an attractive potential strategic partner and that a combination with Aquadrill would be in the best interests of Seadrill Common Shareholders.

On October 6, 2022, Seadrill responded to the previous inquiries from Company A regarding a potential business combination. Seadrill rejected Company A’s proposed structure but informed Company A that Seadrill was open to considering other alternatives and sent a draft confidentiality agreement to representatives of Company A to facilitate further discussion.

On October 14, 2022, Seadrill Common Shares began trading on the New York Stock Exchange.

On October 18, 2022, Seadrill completed the sale of its seven jack-up drilling rigs to ADES.

On October 19, 2022, Mr. Johnson and Mr. Newman had a call to discuss potentially resuming the negotiation of a business combination.

On October 21, 2022, Seadrill announced it had entered into an agreement to sell its entire 35% interest in Paratus Energy Services Limited, an entity through which Seadrill’s investments in SeaMex Group, Seabras Sapura and Archer Ltd were held.

In late October and early November of 2022, Seadrill’s and Aquadrill’s management and advisors continued discussions regarding the resumption of negotiations of a potential transaction and the potential terms of that transaction.

On November 3, 2022, Seadrill announced a new extension was secured by Sonadrill, Seadrill’s 50:50 joint venture with an affiliate of Sonangol E.P., consisting of a 12-well extension in Angola for the Libongos drillship.

On November 5, 2022, Seadrill entered into a confidentiality agreement with Company A to facilitate further discussions regarding a potential business combination. The confidentiality agreement subjected each of Seadrill and Company A to a customary standstill obligation regarding the other party.

On November 17, 2022, Seadrill was uplisted from Euronext Expand and began trading on the main list of the Oslo Stock Exchange.

On November 18, 2022, the Seadrill Board had a meeting to discuss potential strategic transactions, including the potential transaction with Aquadrill.

On November 24 and 25, 2022, Seadrill executive management, members of the Seadrill Board and Citi met several times to discuss a potential Aquadrill transaction.

On November 29, 2022, at the direction of the Seadrill Board, Seadrill sent Aquadrill a letter confirming its interest in re-engaging in a potential business combination with Aquadrill, which included a proposal that Aquadrill Common Unitholders receive 37.5% ownership of the Combined Company and updated drafts of the Merger Agreement, the Merger Registration Rights Agreement and the Voting and Support Agreement.

On November 30, 2022, Baker Botts also sent Akin Gump updated drafts of the Merger Agreement, the Merger Registration Rights Agreement, the Voting and Support Agreement and the Consent.

On December 5, 2022, certain members of Seadrill management and its advisors met with Company A and its advisors to discuss a potential business combination.

On December 6, 2022, Seadrill executive management, members of the Seadrill Board, Baker Botts and Citi had a meeting to discuss updates and the status of the potential Aquadrill transaction.

On December 9, 2022, Mr. Johnson and Mr. Newman had a call to discuss status of the potential Seadrill/Aquadrill transaction.

On December 9, 2022, the parties entered into a second amendment to the Confidentiality Agreement, effective as of December 7, 2022, to update the “blowout” provision that would require Seadrill to make public certain non-public information in order to allow for the release of Aquadrill and the Consenting Members from any trading restrictions resulting from the Confidentiality Agreement and the sharing of such non-public information thereunder no later than January 16, 2023.

Also on December 9, 2022, with the agreement of Seadrill, Aquadrill management then began contacting the Consenting Members, each of whom agreed to keep information confidential in accordance with the amended Confidentiality Agreement between Seadrill and Aquadrill, to determine whether they would enter into the Voting and Support Agreement and agree to deliver their Consent approving the Merger. In addition, drafts of the Merger Agreement, the Merger Registration Rights Agreement and the Voting and Support Agreement were shared with representatives of the Consenting Members.

Between December 16 and 21, 2022, Baker Botts and Akin Gump exchanged drafts of the Merger Agreement and related documents. In parallel, representatives of the Consenting Members, Seadrill, Aquadrill and their respective advisors discussed various unresolved items. Among other matters, these discussions included a revised offer that Aquadrill Common Unitholders receive 38% ownership of the Combined Company, the mechanics by which Aquadrill may appoint two directors to serve on the Seadrill Board and the parties’ analysis of pre-merger approvals required from antitrust authorities.

The Aquadrill Board of Directors met on December 19, 2022 and (1) approved, authorized and adopted the Merger Agreement, (2) resolved that it is advisable, fair to and in the best interests of Aquadrill and Aquadrill Members to consummate the transactions contemplated by the Merger Agreement, including the Merger in which the outstanding limited liability company interests of Aquadrill (other than any cancelled units) will be converted into the right to receive Seadrill Common Shares, and (3) resolved to submit the Merger Agreement for the approval by Aquadrill Members and determined to recommend that Aquadrill Members vote to approve the Merger Agreement.

On December 21, 2022, the Seadrill Board held a meeting to discuss the Aquadrill transaction. Representatives of Baker Botts and Citi were also in attendance and, along with Seadrill management, provided the Seadrill Board with an overview of the current status of the Aquadrill transaction and key outstanding items, including the receipt of commitments from the Consenting Members to deliver the Voting and Support Agreement and the Consent.

On the morning of December 22, 2022, Aquadrill’s counsel, Akin Gump, confirmed to a representative of Baker Botts that though Aquadrill had not yet received commitments from the Consenting Members to deliver the Consent covering all of the units owned by the Consenting Members, it had received commitments relating to more than sixty-six and two thirds percent (66 2/3%) of the outstanding Aquadrill units, which was the minimum number of units required to approve the Merger under Aquadrill’s organizational governing documents.

On December 22, 2022, the Seadrill Board held another meeting to discuss the Aquadrill transaction, which was also attended by members of Seadrill management and representatives of Baker Botts and Citi. Seadrill management and a representative of Baker Botts provided the Seadrill Board with an overview of the key changes to the terms of the proposed transaction since their meeting on December 21, 2022 and an update on current status, particularly the receipt of the commitments from the Consenting Members to deliver the Consent. Ms. Robertson and Mr. Johnson noted that the Seadrill Board had been considering the acquisition of Aquadrill for some time and had nearly reached an agreement to acquire Aquadrill earlier in the summer of 2022. Mr. Johnson informed the Seadrill Board that Seadrill and Aquadrill and the Consenting Members had tentatively reached agreement as to the terms of the proposed Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and the Seadrill Board was informed that the Aquadrill Board of Directors had approved the proposed Merger and the Merger Agreement. Mr. Johnson noted that a key aspect of the transaction was to get signed the Consent of the Consenting Members approving the transaction promptly after the Merger Agreement is signed so that no additional vote of Aquadrill Common Unitholders would be required. Mr. Johnson informed the Seadrill Board that though Aquadrill had not yet received commitments from the Consenting Members covering all of the units owned by the Consenting Members, it had received commitments covering more than sixty-six and two thirds percent (66 2/3%) of the outstanding Aquadrill units, which was the minimum number of units required to approve the Merger, and had also received the commitment of the Consenting Members to deliver the Consent covering the balance of the Aquadrill units owned by the Consenting Members promptly thereafter. After Seadrill management and Seadrill’s financial and legal advisors responded to questions from the Seadrill Board, the Seadrill Board unanimously: (1) approved entry by Seadrill into the Merger Agreement and related documentation and consummation of the transactions contemplated thereby, including the Merger and issuance of the Seadrill shares in the Merger; (2) authorized officers of Seadrill, on behalf of Seadrill as the sole member of Merger Sub, to approve entry by Merger Sub into the Merger Agreement and related documentation and consummation of the transactions contemplated thereby; (3) authorized Seadrill to file the registration statements with the SEC and cause such registration statements to become effective; and (4) adopted resolutions in furtherance of the foregoing and authorized the appropriate officers of Seadrill to adopt resolutions on behalf of Seadrill, in its capacity as sole member of Merger Sub.

Early in the evening of December 22, 2022, representatives of each of Seadrill, Aquadrill, Baker Botts and Akin Gump finalized the terms of the Merger Agreement and the related disclosure schedules, the Merger Registration Rights Agreement, the Voting and Support Agreement, the Consent and other ancillary documents, following which Seadrill, Aquadrill and the Consenting Members, as applicable, executed and delivered the Merger Agreement, the Voting and Support Agreement and the Consent.

Prior to the opening of trading on December 23, 2022, Seadrill and Aquadrill issued a joint press release announcing the execution of a definitive Merger Agreement covering the proposed Merger transaction.

On December 23, 2022, Seadrill informed Company A of the transaction with Aquadrill and that no further discussions regarding a potential transaction with Company A would occur prior to the consummation or termination of the Merger with Aquadrill.

Seadrill’s Reasons for the Merger

On December 23, 2022, the Seadrill Board, having reviewed the Merger Agreement, the Voting and Support Agreement and the Merger Registration Rights Agreement and having considered the Merger Transactions, and based upon the presentations made to the Seadrill Board at meetings thereof and upon such other matters as were deemed relevant by the Seadrill Board (i) determined that the terms of the Merger and the other Merger Transactions, including the Share Issuance, were fair to and in the best interests of Seadrill, (ii) approved the execution, delivery and performance of, and adopted, the Merger Agreement, the Voting and Support Agreement and the Merger Registration Rights Agreement and all other documents to be executed by Seadrill in connection with the Merger Transactions, and (iii) approved the Merger, the Share Issuance and the other Merger Transactions. As used in this section, “Seadrill Board” means the Seadrill Board, acting through its authorized delegates.

The Seadrill Board considered various factors in making its determination. The Seadrill Board consulted with Seadrill’s senior management and legal and financial advisors in its evaluation of the Merger and viewed the following factors as generally favorable in its determination and approval of the Merger Agreement and the Merger Transactions:

•	The Combined Company is expected to be in a position to serve a broader range of customers, with one of the youngest and most technologically advanced fleets in the industry.

•

The Combined Company will own 12 benign environment floating drilling units (including seven 7th generation drillships), three harsh environment rigs, four benign environment jack-ups, and three tender-assist rigs. Additionally, the Combined Company would manage seven additional offshore drilling units under a variety of strategic partnerships. The addition of the Aquadrill drilling units to the Seadrill fleet will provide the Combined Company with a more substantial presence in the offshore drilling market in general and in the basins where it operates in particular.

•

Aquadrill does not have a substantial headquarters headcount or general and administrative expenses given that it relies entirely on outside firms to manage its drilling units. The addition of the Aquadrill units therefore should enable Seadrill to take on the Aquadrill drilling units without taking on a substantial cost structure. This should enable Seadrill to spread its non-rig specific costs over a greater number of drilling units.

•

The Combined Company will have a diversified portfolio of contract coverage, with additional active fleet capacity to deploy in a rising market environment across critical basins in the “Golden Triangle” of the U.S. Gulf of Mexico, Brazil and West Africa.

•

Given the extensive history between Aquadrill and Seadrill, the Combined Company is expected to be positioned to rapidly integrate and realize identified and achievable synergies of at least US$70 million annually on a run-rate basis. Synergies are expected to be generated through a combination of:

•	the eventual elimination of management fees currently paid by Aquadrill to operate its drilling units;

•	general and administrative, and overhead cost savings;

•	logistics, supply chain and inventory efficiencies; and

•	capital expenditure savings.

•	The use of Seadrill Common Shares as currency in the Merger will not require any initial cash outlay by Seadrill and will not have any impact on Seadrill’s debt.

•

The Combined Company is expected to benefit from an enhanced cash flow profile and a strengthened balance sheet, with improvement of its credit and liquidity position compared to the current position of Seadrill, and with access to a potentially lower cost of capital.

•	The Seadrill management team’s familiarity with the business, assets and competitive position of Aquadrill.

The Seadrill Board viewed the following factors as generally negative or unfavorable in its determination and approval of the Merger Agreement and the Merger Transactions:

•	The risk that the potential financial and operational benefits expected from the Merger might not be fully realized.

•	The risk that Seadrill may be obligated to consummate the Merger even if Aquadrill experiences material negative developments or events between the signing of the Merger Agreement and Closing.

•

The risk that the Merger might not be completed in a timely manner or that the Merger might not be consummated at all as a result of a failure to satisfy the conditions contained in the Merger Agreement, and that a failure to complete the Merger could negatively affect the trading price of Seadrill Common Shares.

•	The risk that the Seadrill Common Share trading price is currently undervalued relative to the industry when comparing certain valuation metrics.

•

The risk that the attention of management and employees may be distracted during the period between signing the Merger Agreement and Closing, including by litigation related to the Merger, which could negatively impact Seadrill’s and Aquadrill’s respective businesses.

•

The risk that the requirement that Seadrill file and maintain the effectiveness of a registration statement covering the Seadrill Common Shares that the Consenting Members will receive in the Merger will create a substantial overhang in the market, which could adversely affect the trading price for the Seadrill Common Shares.

•

The risk that the Combined Company will be unable to terminate the management agreements covering the Aquadrill rigs prior to the expiration date of those agreements and assume the operation of the Aquadrill rigs in an efficient manner.

The Seadrill Board also considered the fact that the aggregate amount of Merger Consideration is fixed, and therefore the value of the Merger Consideration payable to the Aquadrill Common Unitholders will ultimately depend on the market price of Seadrill Common Shares at Closing.

After taking into account all of the factors set forth above, as well as others, the Seadrill Board concluded that the potential benefits of the Merger outweighed the negative or unfavorable considerations and determined that the Merger Agreement and the Merger Transactions are most likely to promote the success of Seadrill for the benefit of its shareholders as a whole.

The foregoing discussion is not intended to be exhaustive, but it is intended to address the material information and principal factors considered by the Seadrill Board in considering the Merger. In view of the number and variety of factors and the amount of information considered, the Seadrill Board did not find it practicable to, and did not make specific assessments of, quantify or assign relative weights to, the specific factors considered in reaching its determination. In addition, the Seadrill Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Seadrill Board may have given different weights to different factors. The Seadrill Board made its recommendation based on the totality of the information presented to, and the investigation conducted by, the Seadrill Board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 83.

Aquadrill’s Reasons for the Merger

The Aquadrill Board of Directors consulted with management and its legal and other advisors and considered many factors in approving the Merger, including the following:

•	Creating a combined company that will have the scale to compete globally;

•	High-specification, young, and diversified fleet across ultra-deepwater ships, jack-ups, and harsh environment rigs, providing exposure to attractive markets;

•	22 owned rigs and 7 managed rigs;

•	Highly contracted fleet, with approximately $2.7 billion revenue backlog;

•

Creating a large, diversified platform to pursue additional growth and industry consolidation opportunities, with a de-levered balance sheet to facilitate increased access to capital at a reasonable cost;

•

Maximizing the value of Aquadrill’s existing fleet, while retaining the benefits of having previously outsourced certain services (for example, maintaining a lean structure, creating the opportunity for synergies);

•	Creating a seamlessly integrated fleet with significant potential for synergies related to management services agreements, working capital, and overhead, among others;

•

Obtaining for its unitholders the liquidity advantages associated with owning common stock in a publicly-traded company listed on the NYSE and main list of the OSE, as opposed to owning their current illiquid Aquadrill private-company units; and

•

Obtaining advantages generally associated with being a publicly-traded company, including better access to potential future financing, name recognition and validation to benefit its business offerings and personnel recruitment efforts, an improved ability to attract and retain key personnel by offering equity awards whose value is derived from publicly-traded common stock and similar equity incentives, and capitalizing on potential synergies between the businesses.

Trading Markets

Seadrill Common Shares

Seadrill Common Shares began trading on Euronext Expand, operated by the OSE, on April 28, 2022, and uplisted to the main list of the OSE on November 17, 2022, in each case under the trading symbol “SDRL”. Seadrill Common Shares began trading on the NYSE on October 14, 2022 under the trading symbol “SDRL”.

Aquadrill Common Units

No public trading market currently exists for the Aquadrill Common Units. At the effective time of the Merger, all Outstanding Common Units will be converted automatically into the right to receive a number of Seadrill Common Shares calculated in accordance with the Merger Agreement.

Ownership and Management of the Combined Company After the Merger

Immediately following Closing, the Merger Consideration allocated to Aquadrill’s directors, executive officers and holders of Outstanding Common Units will represent approximately 38% of the then-outstanding Seadrill Common Shares, and the balance of the then-outstanding Seadrill Common Shares will be held by pre-Merger Seadrill Common Shareholders.

For information regarding the Seadrill Board and management following the Merger, see the section entitled “Board of Directors and Management of the Combined Company After the Merger.”

Regulatory Approvals Required in the Merger

Consummation of the Merger is conditioned upon the receipt of antitrust approval. Under the provisions of the HSR Act, the Merger may not be consummated until filings are made with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the expiration of, or early termination of, a 30-calendar day waiting period following the filing. Seadrill and Aquadrill submitted their respective Notification and Report forms pursuant to the HSR Act on January 6, 2023. The waiting period expired on February 6, 2023 without extension or any further action by the U.S. antitrust agencies.

No Appraisal Rights

Aquadrill Common Unitholders do not have statutory appraisal rights under the MLLCA or contractual appraisal rights under the SARLLCA or the Merger Agreement.

Accounting Treatment of the Merger

The combination of Seadrill and Aquadrill will be accounted for as a business combination under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Seadrill anticipated to be the acquirer.

Under this method, the purchase consideration in the merger will reflect the Seadrill shares to be issued to Aquadrill shareholders. The issuance of these shares will be recorded at fair value on the closing date, measured with reference to Seadrill’s closing share price on that day. Concurrently, the assets acquired, and liabilities assumed will be recorded on Seadrill’s consolidated balance sheet at their respective fair values. Any difference between the fair value of consideration issued and the fair value of assets acquired, and liabilities assumed would be recorded as goodwill. Following the closing date Seadrill will reflect the results, cashflows, and financial position of Aquadrill through its financial statements.

We have prepared pro forma financial statements that illustrate the accounting to be applied by setting out how Seadrill’s profit and loss statements for the year ended December 31, 2021, and nine-months ended September 30, 2022, and balance sheet as of September 30, 2022, would have been adjusted if the merger and certain other transactions had already occurred. These pro forma financial statements have been included in this prospectus and should be reviewed in conjunction with the historical financial statements of Seadrill and Aquadrill also included in this prospectus.

The pro forma financial statements are based on preliminary information and the final determination of the purchase price and allocation to the assets acquired and liabilities assumed will be determined following the closing of the transaction and will be reported in the first financial statements that Seadrill files after the transaction closes.

Exchange of Outstanding Common Units for Seadrill Common Shares

Seadrill will appoint a bank or trust company (subject to Aquadrill’s reasonable prior approval) to act as the Exchange Agent under the Merger Agreement.

Prior to the Effective Time, Seadrill will deposit or cause to be deposited with the Exchange Agent, an aggregate number of Seadrill Common Shares comprising the amounts required to be delivered in respect of the Merger Consideration and, as necessary from time to time after the Effective Time, any dividends or other distributions payable on such Seadrill Common Shares (such Seadrill Common Shares provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, the “Exchange Fund”). The Exchange Agent will deliver the Merger Consideration out of the Exchange Fund.

As soon as reasonably practicable after the Effective Time, but in no event later than three Business Days following the Effective Time, the Exchange Agent will mail or otherwise make available, to each holder of record of Outstanding Common Units: (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the certificates or book-entry units for payment of the applicable portion of the Merger Consideration therefor.

Upon the surrender of the certificates or book-entry units to the Exchange Agent together with a duly completed and validly executed letter of transmittal, each former holder of such certificates or book-entry units will be entitled to receive in exchange therefor its portion of the Merger Consideration, a check in an amount of U.S. dollars in respect of any fractional shares of Seadrill Common Shares, and any dividends or other distributions with a record date on or after the Effective Time. No interest will be paid or accrue on any cash payable upon surrender of any certificate or book-entry unit.

Any portion of the Exchange Fund that remains undistributed on the first anniversary of the Effective Time will be delivered to Seadrill upon demand. In such event, any former members of Aquadrill or other relevant persons who have not yet complied with the exchange procedures may only look to Seadrill for payment of their portion of the Merger Consideration, any cash in lieu of fractional Seadrill Common Shares and any dividends or distributions with respect to Seadrill Common Shares.

If a certificate has been lost, stolen or destroyed, the Exchange Agent will issue the portion of the Merger Consideration deliverable in respect thereof upon receipt of an affidavit or other declaration as to that loss, theft or destruction and, if reasonably required by the Exchange Agent, the posting of a bond in a customary amount as indemnity against any claim that may be made against it with respect to the certificate, and the Exchange Agent will pay and deliver, in exchange for each Seadrill Common Share represented by such lost, stolen or destroyed certificate, the portion of the Merger Consideration.

See “The Merger Agreement—Exchange and Payment Procedures.”

Interests of Certain Persons in the Merger

Aquadrill’s directors, executive officers and senior consultants have interests in the Merger that are different from, or in addition to, the interests of Aquadrill Common Unitholders. Certain outstanding equity awards in Aquadrill held by Aquadrill non-employee directors, executive officers and senior consultants will vest automatically upon completion of the Merger and Aquadrill non-employee directors will have the option to receive a portion of the Merger Consideration to which they are entitled in cash in lieu of Seadrill Common Shares, as further described herein. Moreover, Aquadrill’s Chief Executive Officer is entitled to a portion of the Merger Consideration payable under the Aquadrill Sale Bonus. Each of these provisions creates an interest in the Merger that may be different from, or in addition to, interests of an Aquadrill Common Unitholder. The members of the Seadrill Board and the Aquadrill Board of Directors were aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger. The interests of such executives and directors are described in more detail below, and certain of them are quantified within the narrative disclosure.

The amounts presented in the following discussion do not reflect the impact of applicable withholding or other potential taxes. As a result of these assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Aquadrill’s directors and executive officers may differ materially from the amounts set forth in this section.

Treatment of Aquadrill Equity Awards

At the Effective Time, each Outstanding PAR, Outstanding PU and Outstanding RSU (each, as defined below), whether vested or unvested, will be cancelled and converted into the right to receive a number of Seadrill Common Shares and, if applicable, cash in lieu of fractional shares, in each case calculated in accordance with the Merger Agreement and in the cast of Outstanding RSUs (which are held exclusively by Aquadrill non-employee directors) subject to any Cash Election by holders thereof.

The table below summarizes the number of Aquadrill Equity Awards held by each member of Aquadrill’s Board of Directors.

Name	Aquadrill PARs	Aquadrill RSUs	Aquadrill PUs
Alan S. Bigman	—	30,526	—
John Bishop	—	30,526	—
Daniel C. Herz	—	30,526	—
N. John Lancaster, Jr.	—	30,526	—

For additional information on the treatment of Aquadrill Equity Awards, please see “The Merger Agreement—Treatment of Aquadrill Equity Awards and Aquadrill Sale Bonus.”

Aquadrill Sale Bonus

Steven Newman, the Chief Executive Officer and a member of the Aquadrill Board of Directors, is entitled to a portion of the Merger Consideration payable under the Sale Bonus Award Agreement. Concurrently with the execution of the Merger Agreement, Aquadrill and Mr. Newman entered into the Sale Bonus Award Termination Agreement that provides that, as of immediately prior to the Effective Time, the Sale Bonus Award Agreement will be terminated, and Mr. Newman will receive that number of Seadrill Common Shares calculated in accordance with the Merger Agreement. Termination of the Sale Bonus Award Agreement will not increase or decrease the amount of Merger Consideration payable to Mr. Newman. See “The Merger Agreement—Treatment of Aquadrill Equity Awards and Aquadrill Sale Bonus.”

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by the Merger Agreement, which is included as Annex A to this prospectus and incorporated herein by reference.

Aquadrill Common Unitholders and Seadrill Common Shareholders are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this prospectus. This summary is not intended to provide any other factual information about Seadrill, Merger Sub or Aquadrill. Information about Seadrill, Merger Sub and Aquadrill can be found elsewhere in this prospectus.

The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. This summary and the Merger Agreement are included with this prospectus only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information with respect to Seadrill, Merger Sub, Aquadrill or their respective subsidiaries or businesses. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Seadrill, Merger Sub, Aquadrill or their respective subsidiaries or businesses. Moreover, information concerning the subject matter of the representations and warranties may have changed after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in information about Seadrill, Merger Sub, Aquadrill or their respective subsidiaries or businesses made in this prospectus or other public disclosures.

The Merger

Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Aquadrill, with Aquadrill being the surviving company as a direct wholly owned subsidiary of Seadrill.

At the Effective Time, by virtue of the Merger and without any action on the part of Seadrill, Merger Sub or Aquadrill, each Outstanding Common Unit, will be converted automatically into the right to receive a number of Seadrill Common Shares calculated in accordance with the Merger Agreement, as described below under “Merger Consideration”, and, if applicable, cash in lieu of fractional shares.

At the Effective Time, each Aquadrill Common Unit owned by Aquadrill, Merger Sub, Seadrill or any of their wholly owned subsidiaries immediately prior to the Effective Time will cease to be outstanding, will cease to exist and will be cancelled without any conversion thereof, and no consideration will be paid with respect thereto.

The membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one Aquadrill Common Unit. Seadrill, as the holder of such Common Unit at the Effective Time, will be automatically admitted as the sole member of Aquadrill at the Effective Time.

Effective Time and Closing

The Merger Agreement provides that the consummation of the Merger will take place on (i) the second Business Day after all conditions to effect the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the satisfaction or waiver of those conditions at that time), (ii) such other date and time as agreed to in writing by Seadrill and Aquadrill or (iii) by electronic transmittal of executed documents.

The Effective Time of the Merger will be at the time of filing of a certificate of merger with the Registrar of Corporations for the Republic of the Marshall Islands, or at such subsequent time as Seadrill and Aquadrill agree and specify in such certificate of merger, as applicable.

Merger Consideration

At the Effective Time, each (i) Outstanding Common Unit, (ii) Outstanding RSU, (iii) Outstanding PAR, and (iv) Outstanding PU will automatically be cancelled (as applicable) and converted into the right to receive a number of Seadrill Common Shares calculated as described below that, together with the Seadrill Common Shares payable under the Aquadrill Sale Bonus described in “Treatment of Aquadrill Equity Awards and Aquadrill Sale Bonus”, will total an aggregate of 30,645,160 Seadrill Common Shares, subject to reduction relating to Outstanding RSUs as described below. The issuance of Seadrill Common Shares in connection with the Merger, other than the issuance of Seadrill Common Shares to the Consenting Members, has been registered by the registration statement of which this prospectus forms a part.

Each non-employee member of the Aquadrill Board of Directors (each, an “Outside Director”) that holds an Outstanding RSU will have the option to elect (the “Cash Election”) to receive cash from Aquadrill as consideration for the cancellation of a percentage of the Outstanding RSUs held by such Outside Director and in lieu of a portion of the Seadrill Common Shares otherwise issuable to such Outside Director as part of the Merger Consideration. At Closing, an Outside Director who makes the Cash Election will receive as consideration for the cancellation of the Outstanding RSUs held by such Outside Director, (i) for Outstanding RSUs which the Outside Director did not make the Cash Election, Seadrill Common Shares and (ii) for Outstanding RSUs which the Outside Director did make the Cash Election, an amount of cash for each Outstanding RSU equal to the volume-weighted average price of a share of Seadrill Common Shares on the NYSE for the 20 trading days ending on the trading day immediately prior to the Closing Date (the “VWAP”). The number of shares issuable by Seadrill as part of the Merger Consideration will be reduced by the number of Outstanding RSUs for which the Cash Election is made.

At the Effective Time, each Outstanding Common Unit will be converted automatically into the right to receive a number of Seadrill Common Shares equal to the Final Unit Exchange Ratio, as calculated below:

Final Unit Exchange Ratio	=	(Parent Net Shares + Parent Share Equivalent Strike Price) / Company Fully Diluted Units)

Where:

Parent Net Shares	=	Merger Consideration – Aquadrill Sale Bonus

	=	30,645,160 – Aquadrill Sale Bonus

Parent Share Equivalent Strike Price	=	(In-The-Money PARs x Strike Price) / VWAP

	=	(In-The-Money PARs x $27.52) / VWAP

In-The-Money PARs	=	Outstanding PARs if Final Unit Exchange Ratio is greater than (Strike Price / VWAP), otherwise zero[1]

Company Fully Diluted Units	=	Outstanding Common Units + Outstanding RSUs + Outstanding PUs + In-The-Money PARs

Final PAR Exchange Ratio	=	The greater of (i) ((Final Unit Exchange Ratio x VWAP) – Strike Price) / VWAP; and (ii) zero.

[1]

For purposes of determining whether Final Unit Exchange Ratio is greater than (Strike Price / VWAP), Final Unit Exchange Ratio should initially be calculated assuming In-The-Money PARs equal Outstanding PARs. If Final Unit Exchange Ratio calculated under this assumption is not greater than (Strike Price / VWAP), In-The-Money PARs shall equal zero and Final Unit Exchange Ratio shall be recalculated accordingly.

Treatment of Aquadrill Equity Awards and Aquadrill Sale Bonus

Treatment of Aquadrill Equity Awards

At the Effective Time, each Outstanding PAR, whether vested or unvested, will be cancelled and converted into the right to receive a number of Seadrill Common Shares equal to the Final PAR Exchange Ratio on the Closing Date and, if applicable, cash in lieu of fractional shares. If the Strike Price for the Outstanding PARs is greater than or equal to the product of (i) the Final Unit Exchange Ratio and (ii) the VWAP, the Outstanding PARs will be cancelled for no consideration at the Effective Time.

At the Effective Time, each Outstanding RSU and Outstanding PU, whether vested or unvested, will be cancelled and converted into the right to receive that number of Seadrill Common Shares equal to the Final Unit Exchange Ratio on the Closing Date (subject to any Cash Elections by holders of Outstanding RSUs) and, if applicable, cash in lieu of fractional shares.

Subject to the specific terms of the Merger Agreement, the aggregate number of Seadrill Common Shares issued in the Merger may be reduced if any holder of Outstanding RSUs (which are held exclusively by Aquadrill non-employee directors) elects to receive cash from Aquadrill in lieu of a portion of Seadrill Common Shares such holder will receive in the Merger in consideration of the cancellation of their Outstanding RSUs. The amount of cash that may be received by any such Outstanding RSU holder may not exceed the lesser of: (x) the estimated income tax rate that would become payable by such holder as a result of the closing of the Merger; and (y) 75% multiplied by the value of the Seadrill Common Shares received in consideration of the cancellation of the Outstanding RSUs held by such holder. Seadrill does not expect that the reduction in the Seadrill Common Shares issuable in the Merger as a result of any such elections will exceed 200,000 shares.

Aquadrill Sale Bonus

Concurrently with the execution of the Merger Agreement, Aquadrill and Steven Newman, the grantee under the Sale Bonus Award Agreement dated May 24, 2021 (the “Sale Bonus Award Agreement”), entered into an agreement (the “Sale Bonus Award Termination Agreement”) that provides that, as of immediately prior to the Effective Time, the Sale Bonus Award Agreement will be terminated, and Steven Newman will receive that number of Seadrill Common Shares calculated as shown below (the “Aquadrill Sale Bonus”):

Aquadrill Sale Bonus	=	Actual Bonus Pool / VWAP

Actual Bonus Pool	=	Interest Factor Adjustment x (Total Monetization Value x Applicable Target Bonus Pool as % of TMV)

Interest Factor Adjustment	=	1.1x Where x = number of days from and including the Closing Date through and excluding May 24, 2024 / 365

Total Monetization Value	=	Outstanding Common Units x Interim Exchange Ratio x VWAP

Interim Exchange Ratio	=	(Merger Consideration + Interim Parent Share Equivalent Strike Price) / Interim Company Fully Diluted Units

Interim Parent Share Equivalent Strike Price	=	(Interim In-The-Money PARs x Strike Price) / VWAP

Interim In-The-Money PARs	=	Outstanding PARs if Interim Exchange Ratio is greater than (Strike Price / VWAP), otherwise zero[1]

Interim Company Fully Diluted Units	=	Outstanding Common Units + Outstanding RSUs + Outstanding PUs + Interim In-The-Money PARs

The term “Applicable Target Bonus Pool as % of TMV” as used in the calculation of Actual Bonus Pool shall be a percentage that varies based on the Total Monetization Value, determined as follows:

Total Monetization Value	Applicable Target Bonus Pool as % of Total Monetization Value
$0 to $267,800,000	0%

From $267,800,001 to $617,800,000	An amount from 0% at $267,800,000 and 3.5% at $617,800,000, with linear interpolation of such percentage starting from $267,800,000 and ending at $617,800,000

From $617,800,001 to $917,800,000	An amount from 3.5% at $617,800,000 to 5% at $917,800,000, with linear interpolation of such percentage starting from $617,800,000 and ending at $917,800,000

More than $917,800,000	5%

[1]

For purposes of determining whether Final Unit Exchange Ratio is greater than (Strike Price / VWAP), Final Unit Exchange Ratio should initially be calculated assuming In-The-Money PARs equal Outstanding PARs. If Final Unit Exchange Ratio calculated under this assumption is not greater than (Strike Price / VWAP), In-The-Money PARs shall equal zero and Final Unit Exchange Ratio shall be recalculated accordingly.

The Actual Bonus Pool will be paid as soon as is reasonably practicable following the Closing, subject to the conditions of, and as described in, the Merger Agreement.

Exchange and Payment Procedures

Exchange Procedures

Seadrill will appoint a bank or trust company (subject to Aquadrill’s reasonable prior approval) to act as the Exchange Agent under the Merger Agreement. Prior to the Effective Time, Seadrill will deposit in trust for the benefit of the Aquadrill Common Unitholders and other persons entitled to receive part of the Merger Consideration, certificates (or evidence of shares in book-entry form, as the case may be), representing Seadrill Common Shares comprising the Merger Consideration. Such certificates (or evidence of book-entry form, as the case may be) representing Seadrill Common Shares so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

As soon as reasonably practicable after the Effective Time, but in no event later than the third Business Day following the Effective Time, Seadrill will cause the Exchange Agent to mail or otherwise make available, to each holder of record of Outstanding Common Units as of the Effective Time, a letter of transmittal and associated instructions which will include instructions on how the Aquadrill Common Unitholders may surrender for payment of the applicable portion of the Merger Consideration their certificates or book-entry units formerly representing their Outstanding Common Units.

Each former member of Aquadrill who surrenders to the Exchange Agent Aquadrill certificates or Aquadrill book-entry units, as applicable, together with a validly executed letter of transmittal, will be entitled to receive in exchange therefor: (A) the number of whole Seadrill Common Shares into which such holder’s shares of Outstanding Common Units represented by such holder’s properly surrendered Aquadrill certificates or Aquadrill book-entry units, as applicable, were converted, and such Aquadrill certificates or Aquadrill book-entry units so surrendered will be cancelled, and (B) a check in an amount of U.S. dollars equal to (i) the amount of cash in lieu of fractional interests in Seadrill Common Shares to be paid pursuant to the Merger Agreement, if any, into which such holder’s Outstanding Common Units represented by such holder’s properly surrendered Aquadrill certificates or Aquadrill book-entry units, as applicable, were converted, plus (ii) any cash dividends or other distributions payable with respect to those Seadrill Common Shares with a record date on or after the date of the Effective Time.

If a certificate has been lost, stolen or destroyed, the Exchange Agent will issue the portion of the Merger Consideration deliverable in respect thereof upon receipt of an affidavit or other declaration in a form reasonably acceptable to Seadrill as to that loss, theft or destruction and, if reasonably required by the Exchange Agent, the posting of a bond in a customary amount as indemnity against any claim that may be made against it with respect to the certificate, and the Exchange Agent will pay and deliver, in exchange for each Outstanding Common Unit represented by such lost, stolen or destroyed certificate, the portion of the Merger Consideration attributable to such Certificate any cash in respect of fractional shares and any dividends or distributions on the Certificate had such lost, stolen or destroyed Certificate been surrendered as provided in the Merger Agreement.

Any portion of the Exchange Fund that remains undistributed on the first anniversary of the Effective Time will be delivered to Seadrill upon demand. In such event, any former members of Aquadrill who have not complied with the exchange and payment procedures in the Merger Agreement will thereafter look only to Seadrill for payment of their claim for any part of the Merger Consideration, any cash in lieu of fractional Seadrill Common Shares and any dividends or distributions with respect to Seadrill Common Shares.

No Liability

None of Seadrill, Aquadrill, the surviving company or Merger Sub will be liable to any holder of Outstanding Common Units or any person entitled to receive part of the Merger Consideration for cash or Seadrill Common Shares (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

No Fractional Shares of Seadrill Common Shares

Each holder of Outstanding Common Units and other persons entitled to receive part of the Merger Consideration who would otherwise have been entitled to receive a fraction of a share of Seadrill Common Shares will receive, in lieu of such fractional Seadrill Common Share, cash (without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a share of Seadrill Common Shares, and the denominator is the number of Seadrill Common Shares constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Outstanding Common Units and other persons entitled to receive part of the Merger Consideration. As promptly as possible following the Effective Time, the Exchange Agent will sell at then-prevailing prices on the NYSE such number of Seadrill Common Shares constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Outstanding Common Units and other persons entitled to receive part of the Merger Consideration, with the cash proceeds (net of all commissions, transfer taxes and other out-of-pocket costs and expenses of the Exchange Agent incurred in connection with such sales) of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares. If the proceeds of such share sales by the Exchange Agent are insufficient for such purpose, then Seadrill will promptly deliver to the Exchange Agent additional funds or Seadrill Common Shares in an amount equal to the deficiency required to make all such payments in lieu of fractional shares.

No shares representing fractional Seadrill Common Shares will be issued upon the surrender for exchange of Aquadrill certificates or book-entry units or the cancellation of any Aquadrill Equity Awards, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a Seadrill Common Shareholder.

Withholding

The Exchange Agent, Seadrill, Aquadrill and Merger Sub are permitted to deduct and withhold from any consideration payable under the Merger Agreement any amounts they are required to deduct or withhold under applicable tax laws. Except with respect to consideration payable in exchange for Aquadrill Equity Awards and the Aquadrill Sale Bonus pursuant to the Merger Agreement, Seadrill will provide written notice to Aquadrill setting forth the basis and reasonable detail for such withholding. Any amounts deducted and withheld under applicable tax law will be paid over to the appropriate governmental entity and will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction or withholding was made. However, except with respect to consideration paid in exchange for Aquadrill Equity Awards and the Aquadrill Sale Bonus pursuant to the Merger Agreement, no U.S. federal withholding is permitted to be deducted or withheld from the consideration otherwise payable to the extent the relevant duly completed and executed Internal Revenue Service Form(s) W-9 and W-8 have been timely provided to the Exchange Agent.

Representations and Warranties

The Merger Agreement contains generally reciprocal representations and warranties made by Aquadrill to Seadrill and Merger Sub, and by Seadrill and Merger Sub to Aquadrill. Certain of the representations and warranties in the Merger Agreement are subject to materiality or Material Adverse Effect (as defined below) qualifications, which means those representation and warranties will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a Material Adverse Effect. In addition, certain of the representations in the Merger Agreement are subject to knowledge qualifications, which means that those representations would not be deemed to be untrue or incorrect as a result of matters which certain employees of the party making the representation did not have actual knowledge.

Each of Seadrill and Merger Sub , on the one hand, and Aquadrill, on the other hand, make representations and warranties regarding, among other things:

•	organization, good standing, qualification to do business, governing documents and ownership of subsidiaries;

•	capital structure;

•

power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, the binding nature of such agreements and the authorizations necessary to enter into such agreements;

•	government approvals necessary to enter into the Merger Agreement or consummate the Merger;

•	reports and financial statements;

•	absence of undisclosed liabilities;

•	internal controls and procedures;

•	ownership and maintenance of drilling units

•	compliance with applicable laws and permits;

•	environmental laws;

•	investigation and litigation matters;

•	disclosure documents;

•	employee benefit plans;

•	absence of certain changes or events since January 1, 2022;

•	absence of conflicts with governing documents, applicable laws or certain material agreements as a result of entering into the Merger Agreement or consummating the Merger;

•	tax matters;

•	labor matters;

•	intellectual property;

•	real property;

•	personal property;

•	material contracts;

•	insurance policies;

•	government contracts;

•	brokers and finder fees;

•	no joint ventures; and

•	takeover laws.

Aquadrill has additional representations and warranties regarding, among other things:

•	required vote of Aquadrill Common Unitholders;

•	no financial indebtedness; and

•	the Sale Bonus Award Agreement.

Seadrill has an additional representation and warranty regarding:

•

arrangements between Seadrill or any of its affiliates, on the one hand, and any beneficial owner of Aquadrill Common Units or any member of Aquadrill’s management or the Aquadrill Board of Directors, on the other hand, relating in any way to Aquadrill, Aquadrill’s securities, the transactions contemplated by the Merger Agreement or to the operations of Aquadrill after the Effective Time.

Definition of Material Adverse Effect

For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to Aquadrill or Seadrill, as the case may be, means any event, change, circumstance, occurrence, development, condition or effect (collectively, “Effects”) that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on (a) the business, assets, operations, results of operations or condition (financial or otherwise) of Seadrill, its subsidiaries and its joint ventures, taken as a whole, or of Aquadrill and its subsidiaries, taken as a whole, as the case may be, or (b) the ability of Aquadrill and its subsidiaries, or Seadrill and its subsidiaries, as the case may be, to timely consummate the transactions contemplated by the Merger Agreement, including any such Effect that prevents, materially delays or materially impedes Aquadrill’s, Seadrill’s or either of their respective subsidiaries’ ability to consummate the transactions contemplated by the Merger Agreement; provided that for purposes of the preceding clause (a) no effect to the extent arising from any of the following shall be taken into account (either alone or in combination) in determining whether there has been a Material Adverse Effect:

•	changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates;

•

with respect to a Material Adverse Effect on Seadrill only, any decline in, or other Effects with respect to, the market price or change in the trading volume of Seadrill’s Common Shares (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change or Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect);

•	changes or developments in, or other Effects with respect to, the industries in which Aquadrill and its subsidiaries, or Seadrill and its joint ventures and subsidiaries, as the case may be, operates;

•

the negotiation, execution and delivery of the Merger Agreement or the public announcement or pendency of the Merger or other transactions contemplated by the Merger Agreement, including the impact thereof on the relationships of Aquadrill or any of its subsidiaries, or Seadrill or its joint ventures and subsidiaries, as the case may be, with its or their employees, customers, suppliers, distributors, regulators or partners (it being agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Merger Agreement or the public announcement of this Merger Agreement), or any litigation relating to the Merger Agreement or the Merger (other than with respect to any representations and warranties of Aquadrill or Seadrill specifically addressing the impact of the Merger or the Merger Agreement on such matters);

•	the identities of Seadrill or Aquadrill, as the case may be, or any of their affiliates;

•

compliance with the terms of, or the taking of any action required by, the Merger Agreement or consented to in writing by Seadrill or Aquadrill, as applicable, or failure to take any action prohibited by the Merger Agreement;

•	any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism);

•	any hurricane, tornado, fire, flood, earthquake, natural disaster, act of God or other comparable events;

•	changes in law or applicable regulations of any governmental entity;

•	changes in GAAP or accounting standards or the interpretation thereof;

•

any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (unless subject to another exclusion set forth in this definition, the underlying cause of any such change may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect); or

•	any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions or regulatory action taken in respect thereof.

However, any fact, circumstance, event, change or effect referred to with respect to the first, third, seventh, eighth, ninth, tenth and twelfth bullets listed above will be taken into account in determining whether a Material Adverse Effect has occurred, or would reasonably be expected to occur, to the extent that such facts, circumstances, events, changes or effects have a material and disproportionate adverse effect on Seadrill and its subsidiaries, taken as a whole, or Aquadrill and its subsidiaries, taken as a whole, as the case may be, compared to other companies operating in the industries in which either party and its respective subsidiaries, as the case may be, operate. Notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by either party or any of its subsidiaries may be taken into account in determining whether there has been a Material Adverse Effect.

Conduct of Business Pending the Merger

Each of Aquadrill, Seadrill and Merger Sub has agreed that during the period from the date of the Merger Agreement until the earlier of the Effective Time or the date on which the Merger Agreement is terminated, except (a) as may be required by applicable law (including any public health measures or the regulations or requirements of any stock exchange or regulatory organization applicable to Seadrill and its subsidiaries), (b) as may be consented to in writing by Aquadrill or Seadrill, as applicable (which consent will not be unreasonably withheld, delayed or conditioned), (c) as may be expressly required or expressly permitted by the Merger Agreement or (d) as previously disclosed as provided in the Merger Agreement, each of Aquadrill, Seadrill and Merger Sub will, and will cause each of their respective subsidiaries (and with respect to Seadrill, its joint ventures) to use reasonable best efforts to (a) conduct their businesses in the ordinary course of business consistent with past practice, and (b) preserve in all material respects existing relations, and goodwill with governmental entities, employees, customers, suppliers, creditors and lessors.

Aquadrill

Aquadrill has agreed that during the period from the date of the Merger Agreement until the earlier of the Effective Time or the date on which the Merger Agreement is terminated, except (a) as may be required by applicable law (including any public health measures or the regulations or requirements of any stock exchange or regulatory organization applicable to Seadrill and its subsidiaries), (b) as may be consented to in writing by the other party (which consent will not be unreasonably withheld, delayed or conditioned), (c) as may be expressly required or expressly permitted by the Merger Agreement or (d) as previously disclosed as provided in the Merger Agreement, Aquadrill will not, and will not permit any of its subsidiaries to:

•

authorize or pay any dividends on or make any distribution with respect to its issued and outstanding shares of capital stock, Membership Interests, Aquadrill Common Units or other limited liability company interests (whether in cash, assets, stock, units or other securities of Aquadrill or its subsidiaries), except dividends, dividend equivalents and distributions paid by Aquadrill’s wholly owned subsidiaries or to any of its other wholly owned subsidiaries;

•

split, combine, consolidate, subdivide or reclassify any of its capital stock, Membership Interests or Aquadrill Common Units or issue or authorize or propose the issuance of any of its capital stock, Membership Interests, Aquadrill Common Units, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock, Membership Interests, Aquadrill Common Units or equity interests, except for such transactions by a wholly owned subsidiary which remains a wholly owned subsidiary after consummation of such transaction or issuances of Aquadrill Common Units in respect of Aquadrill Awards outstanding as of the Aquadrill Capitalization Date;

•

except as required by any material benefit plan of Aquadrill: (i) generally increase the compensation or other benefits for any current or former director, executive officer, employee or individual independent contractor of Aquadrill or its subsidiaries (other than increases in compensation resulting from routine changes to benefit programs, as applicable), (ii) enter into, amend, modify or terminate any employment, change of control, severance or retention with any current or former directors, executive officers, employees or individual independent contractors of Aquadrill or its subsidiaries, (iii) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative, (iv) enter into any new, or amend or terminate any existing, material benefit plan (except as permitted under (i) or (ii) above), (v) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Aquadrill’s current or former employees, individual independent contractors, executive officers or directors, (vi) grant any new Aquadrill Awards or other equity-based incentive awards or (vii) hire, promote or terminate (other than for cause) any employee or individual independent contractor of Aquadrill; provided, that the foregoing clause (vii) will not apply to any employee of Aquadrill or any of its subsidiaries earning the equivalent of $150,000 or less in base salary annually if the total expenditures and commitments made pursuant to the exception in this proviso does not exceed $500,000 in the aggregate;

•

change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in U.S. GAAP, SEC rule or applicable law;

•

adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements) in any manner with respect to Aquadrill (or, in the case of its subsidiaries, in a manner adverse to Aquadrill);

•

except for transactions among Aquadrill and its wholly owned subsidiaries or among Aquadrill’s wholly owned subsidiaries or issuances of Aquadrill Common Units in respect of Aquadrill Awards outstanding as of the Aquadrill Capitalization Date, issue, sell, pledge, dispose of or encumber or otherwise subject to a lien (other than a permitted lien), any shares of its capital stock, Membership Interests, Aquadrill Common Units or other ownership interest in Aquadrill or any of its subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares, Membership Interests, Aquadrill Common Units or other ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, Membership Interests, Aquadrill Common Units, other ownership interest or convertible or exchangeable securities;

•

except for transactions among Aquadrill and its wholly owned subsidiaries or among Aquadrill’s wholly owned subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock, Membership Interests, Aquadrill Common Units or any rights, warrants or options to acquire any such shares, Membership Interests, or Aquadrill Common Units other than the acquisition of Aquadrill Common Units from a holder of Aquadrill Awards in satisfaction of withholding obligations upon the settlement of such award;

•

incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any Financial Indebtedness (directly, contingently or otherwise), except for any Financial Indebtedness among Aquadrill and its wholly owned subsidiaries or among its wholly owned subsidiaries and Financial Indebtedness not in excess of $5,000,000 in aggregate principal amount outstanding at any time incurred by Aquadrill or any of its subsidiaries;

•

subject to certain specified exceptions, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any lien or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $5,000,000 in the aggregate;

•

modify, amend, terminate or waive any rights under any Aquadrill material contract in any material respect in a manner which is adverse to Aquadrill other than in the ordinary course of business consistent with past practice or enter into any contract that would constitute an Aquadrill material contract if entered into prior to the date of the Merger Agreement (other than in the ordinary course of business consistent with past practice or in connection with the expiration or renewal of any Aquadrill material contract), except to the extent such contact provides for an action that would otherwise be permitted under the Merger Agreement;

•

voluntarily settle, pay, discharge or satisfy any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by or before, or that is threatened to be taken before, any governmental entity (other than judgments and actions expressly permitted under the Merger Agreement or those that involve only the payment of monetary damages not exceeding $1,500,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Aquadrill or any of its subsidiaries);

•

make, change or revoke any material tax election, except in the ordinary course of business consistent with past practice, file any material amended tax return, change any material tax accounting period or make a material change in any material method of tax accounting, settle or compromise any material tax liability or any audit or other proceeding relating to a material tax, surrender any right to claim a material refund of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local law or foreign non-U.S. law) or waive or extend the statute of limitations in respect of material taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business consistent with past practice);

•

acquire (by merger, amalgamation, consolidation, purchase of shares, stock, equity interests, or assets or otherwise) or agree to acquire any entity, business or assets that constitute a business or division of any person, or any assets from any other person (excluding ordinary course purchases of capital equipment, goods, products, services and off-the-shelf intellectual property), other than acquisitions for consideration (including assumed liabilities) that does not exceed $5,000,000 in the aggregate;

•

adopt any plan or agreement of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring or other reorganization of Aquadrill or any of its subsidiaries (except as otherwise permitted by the Merger Agreement or the transactions contemplated by the Merger Agreement);

•	enter into or amend any material transaction with any affiliate (other than transactions among Aquadrill and its wholly owned subsidiaries or among Aquadrill’ s wholly owned subsidiaries);

•	make any material changes to existing insurance policies and programs;

•

make or commit to make any capital commitments or capital expenditures (or series of related capital commitments or capital expenditures) in excess of $2,000,000, in the aggregate, in the case of each of the T-16 or the Vencedor drilling rigs, or $5,000,000, in the aggregate, in the case of the Aquarius drilling rig; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

Seadrill and Merger Sub

Each of Seadrill and Merger Sub have agreed that during the period from the date of the Merger Agreement until the earlier of the Effective Time or the date, on which the Merger Agreement is terminated, except (a) as may be required by applicable law (including any public health measures or the regulations or requirements of any stock exchange or regulatory organization applicable to Seadrill and its subsidiaries), (b) as may be consented to in writing by the other party (which consent will not be unreasonably withheld, delayed or conditioned), (c) as may be expressly required or expressly permitted by the Merger Agreement or (d) as previously disclosed as provided in the Merger Agreement, each of Seadrill and Merger Sub will not, and will not permit any of their subsidiaries (and Seadrill’s joint venture) to:

•

authorize or pay any dividends on or make any distribution with respect to its issued and outstanding Seadrill Common Shares, shares of capital stock (whether in cash, assets, stock, units or other securities of Seadrill or its subsidiaries), except by Seadrill’s wholly owned subsidiaries to Seadrill or to any of its other wholly owned subsidiaries;

•

split, combine, consolidate, subdivide or reclassify any of its shares, or shares of capital stock or issue or authorize or propose the issuance of any shares or shares of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares, shares of its capital stock or equity interests, except for such transactions by a wholly owned subsidiary of Seadrill which remains a wholly owned subsidiary after consummation of such transaction;

•

except as required by any material benefit plan of Seadrill: (i) generally increase the compensation or other benefits, severance or benefits for any current or former director, executive officer or individual independent contractor of Seadrill or its subsidiaries (other than increases in compensation resulting from routine changes to benefit programs, as applicable), (ii) enter into, amend, modify or terminate any employment, change of control, severance or retention agreement with any current or former directors, executive officers, employees or individual independent contractors of Seadrill or its subsidiaries, (iii) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative, (iv) enter into, establish, adopt, amend, terminate or waive any rights with respect to any material Seadrill benefit plan (except as permitted under (i) or (ii) above) or (v) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Seadrill’s current or former employees, individual independent contractors, executive officers or directors;

•

change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in U.S. GAAP, SEC rule or applicable law;

•

adopt any amendments to its memorandum of association or bye-laws or equivalent applicable organizational documents (including partnership agreements and limited liability company agreements) in any manner with respect to Seadrill (or, in the case of its subsidiaries or Seadrill’s joint venture, in a manner adverse to Seadrill);

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except for transactions among Seadrill and its wholly owned subsidiaries or among Seadrill’s wholly owned subsidiaries, issue, sell, pledge, dispose of or encumber or otherwise subject to a lien (other than a permitted lien) any shares of its capital stock or other ownership interest in Seadrill or any subsidiaries or Seadrill’s joint venture or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

•

except for transactions among Seadrill and its wholly owned subsidiaries or among Seadrill’s wholly owned subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of any equity-based awards that are granted under the plan that is adopted in accordance with the Merger Agreement from a holder of any such equity awards in satisfaction of withholding obligations upon the settlement of such award;

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subject to certain specified exceptions, incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), and indebtedness for borrowed money not in excess of $5,000,000 in aggregate principal amount outstanding in addition to the specified exceptions;

•

subject to certain specified exceptions, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any lien (other than permitted liens) or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $5,000,000 in the aggregate;

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modify, amend, terminate or waive any rights under any Seadrill material contract in any material respect in a manner which is adverse to Seadrill other than in the ordinary course of business consistent with past practice or enter into any contract that would constitute a Seadrill material contract if entered into prior to the date of the Merger Agreement (other than in the ordinary course of business consistent with past practice or in connection with the expiration or renewal of any Seadrill material contract), except to the extent such contact provides for an action that would otherwise be permitted under the Merger Agreement.

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voluntarily settle, pay, discharge or satisfy any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by or before, or that is threatened to be taken before, any governmental entity (other than judgments and actions expressly permitted under the Merger Agreement or those that involve only the payment of monetary damages not in excess of $5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Seadrill or any of its subsidiaries);

•

make, change or revoke any material tax election, except in the ordinary course of business consistent with past practice, file any material amended tax return, change any material tax accounting period or make a material change in any material method of tax accounting, settle or compromise any material tax liability or any audit or other proceeding relating to a material tax or surrender any right to claim a material refund of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local or non-U.S. law) with respect to taxes, or waive or extend the statute of limitations in respect of material taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business consistent with past practice);

•

acquire (by merger, amalgamation, consolidation, purchase of shares, stock, equity interests or assets or otherwise) or agree to acquire any entity, business or assets that constitute a business or division of any person, or any assets from any other person (excluding ordinary course purchases of capital equipment, goods, products, services and off-the-shelf intellectual property), other than acquisitions for consideration (including assumed liabilities) that does not exceed $5,000,000 in the aggregate;

•	adopt any plan or agreement of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring or other reorganization of Seadrill or any of its subsidiaries or joint ventures (except as otherwise permitted by the Merger Agreement or the transactions contemplated by the Merger Agreement);

•	enter into or amend any material transaction with any affiliate of Seadrill (other than transactions among Seadrill and its wholly owned subsidiaries or among Seadrill’s wholly owned subsidiaries);

•	make any material changes to existing insurance policies and programs (except as otherwise permitted by the Merger Agreement); or

•	agree, in writing or otherwise, to take any of the foregoing actions.

No Solicitation of Alternative Proposals

The Merger Agreement contains provisions prohibiting Aquadrill and Seadrill from seeking or discussing alternative acquisition proposals to the Merger, as specified in the Merger Agreement (“Alternative Proposals”). In particular, each of Aquadrill and Seadrill has agreed that from and after the date of the Merger Agreement until the Effective Time or the date on which the Merger Agreement is terminated, it will not, and it will cause its subsidiaries and their respective investment bankers, consultants, attorneys, accountants, agents, advisors, affiliates and other representatives not to, directly or indirectly:

•

initiate, solicit, facilitate, support, seek, induce, or knowingly encourage or take any action to initiate, solicit, facilitate, support, seek, induce, or knowingly encourage (including by way of furnishing non-public information), or take any action to solicit, initiate, facilitate, support, seek, induce or knowingly encourage any inquiries, announcements or communications relating to, or the making or submission of any proposal or offer that constitutes or would reasonably be expected to lead to an Alternative Proposal;

•

enter into, participate in, maintain or continue any discussions or negotiations with any persons with respect to Aquadrill or its subsidiaries or Seadrill or its subsidiaries, as the case may be, in connection with an Alternative Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to the Merger Agreement and to limit its conversation or other communication exclusively to such referral);

•

furnish to any person any information with respect to, or take any other action intended or reasonably expected to facilitate the making of any inquiry or proposal to Seadrill or Aquadrill that constitutes, or would reasonably be expected to lead to, any Alternative Proposal; or

•

accept any Alternative Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Alternative Proposal or otherwise relating to any Alternative Proposal.

Except as permitted below, neither the Aquadrill Board of Directors nor the Seadrill Board (or any committees thereof) will:

•

change, qualify, withhold, withdraw or modify, or authorize or publicly propose any change, qualify, withhold, withdraw or modify, in a manner adverse to Aquadrill or Seadrill, as applicable, the Aquadrill Board of Directors’ and the Seadrill Board of Directors’ approval of the Merger Agreement;

•	take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer; or

•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend, to Aquadrill Common Unitholders or Seadrill Common Shareholders, as applicable, an Alternative Proposal.

Aquadrill Member Approval

Aquadrill has agreed to use its reasonable best efforts to take all action necessary in accordance with the Merger Agreement, applicable law and the SARLLCA to obtain the Aquadrill Member Approval (as defined below)

promptly after the execution and delivery of the Merger Agreement by all parties and, in any event, by no later than 11:59 p.m. New York City time on the date of the Merger Agreement.

The Aquadrill Member Approval was obtained in the form of a duly executed Written Consent that was delivered to Aquadrill. The Written Consent is irrevocable with respect to all Aquadrill Common Units owned beneficially or of record by the Consenting Members or as to which such Consenting Members have, directly or indirectly, the right to vote or direct the voting thereof.

Efforts to Consummate the Merger

Each of Aquadrill, Seadrill and Merger Sub has agreed to use reasonable best efforts to take promptly, or cause to be taken, all actions and to do promptly, or to cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, including:

•

the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	the obtaining of all consents, approvals or waivers from third parties required to be obtained in connection with the Merger;

•

the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger and the other transactions contemplated by the Merger Agreement; and

•	the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

Regulatory Approvals Required in the Merger

Each of Aquadrill, Seadrill and Merger Sub has agreed to (i) promptly, but in no event later than 10 Business Days after the date of the Merger Agreement, file any and all required notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and file as promptly as practicable any other required filings and/or notifications under other applicable antitrust laws, with respect to the Merger and the other transactions contemplated by the Merger Agreement, and use their reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act or any other antitrust law, (ii) use their reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other governmental entities in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and (y) promptly making all such filings and timely obtaining all such consents, permits, authorizations or approvals, (iii) supply to any governmental entity as promptly as practicable any additional information or documents that may be requested pursuant to any law or by such governmental entity and (iv) use their reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement.

Indemnification and Insurance

Seadrill has agreed, from and after the Effective Time, that it will, and will cause its subsidiaries to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, provide advancement of expenses to, each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of Aquadrill or any of its subsidiaries (the “Aquadrill Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part out of the fact that such person is or was a director or officer of Aquadrill or any subsidiary of Aquadrill and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby).

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions under Aquadrill’s or its subsidiaries’ limited liability company agreement, bylaws, or indemnification contracts or undertakings existing in favor of those persons who are, or were, directors and officers of Aquadrill or its subsidiaries at or prior to the date of the Merger Agreement shall survive the Merger. Seadrill has agreed that the organizational documents of Aquadrill and its subsidiaries, from and after the Effective Time, will contain provisions no less favorable to the Aquadrill Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of the Merger Agreement in the charter, limited liability company agreement and bylaws of Aquadrill and its subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Aquadrill Indemnified Parties. In addition, from the Effective Time, Aquadrill will, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including attorneys’ fees) of any Aquadrill Indemnified Party in the circumstances specified in the Merger Agreement, as incurred to the fullest extent permitted under applicable law for a period of 12 years from the Effective Time. Any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person will not be entitled to indemnification.

The Merger Agreement also provides that, for a period of six years after the Effective Time, Aquadrill will cause to be maintained in effect the current policies and any policies of directors’ and officers’ liability insurance maintained by Aquadrill (provided that Aquadrill may substitute its policies with a substantially comparable issuer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement).

Employee and Employee Benefit Plan Matters

Seadrill and Aquadrill have agreed that, for all purposes under the employee benefit plans of Seadrill, as applicable, providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee will be given credit with his or her years of service with Aquadrill and its subsidiaries, and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time, subject to certain exceptions set forth in the Merger Agreement.

In addition, Seadrill will use reasonable best efforts:

•

to cause each Continuing Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Aquadrill Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”);

•

to cause the application of any pre-existing condition limitations to be waived for Continuing Employees, unless such conditions would not have been waived under the comparable plans of the applicable Old Plan; and

•

to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of the plan year of an Old Plan and such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the New Plan.

Notwithstanding the foregoing, the Merger Agreement does not create any third-party rights in any person, including any current or former director, officer, employee or other service provider of Aquadrill or its affiliates or any participant, in any Aquadrill Benefit Plan or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof).

Aquadrill has agreed, prior to the Closing, to terminate each Aquadrill Benefit Plan that is a 401(k) plan and any other Aquadrill Benefit Plan that Seadrill requests to be terminated.

Neither Seadrill nor any of its affiliates will be obligated to continue to employ any Continuing Employees following the Effective Time.

Governance Matters Following the Merger

Seadrill has agreed to (i) hold an annual general meeting of its shareholders prior to March 31, 2023, (ii) put forth and recommend for approval at the annual general meeting a proposal to amend Seadrill’s Bye-Laws or a proposal of the Seadrill Board’s Joint Nomination and Remuneration Committee, in each case, to enable the Seadrill Board to increase the number of directors comprising the full Seadrill Board by two persons and to fill the vacancies created by such increase and (iii) if approved by the Seadrill Common Shareholders, increase the size of the Seadrill Board by two persons and fill the vacancies created by such increase with two persons designated by the Consenting Majority Members, on the later of the Effective Time and the date of the annual general meeting, subject to the Seadrill Board’s reasonable and good faith determination that such individuals meet the following qualifications:

•	such designee qualifies as “Independent” under Seadrill’s Bye-Laws, and qualifies as independent from any member of Seadrill;

•	the appointment of such designee will not violate the requirements of Seadrill’s Bye-Laws regarding the citizenship or residency of the directors;

•	such designee meets the requirements of Section 3.1.3.5 (4) of the OSE Issuer Rules; and

•

the exercise by the members of the Seadrill Board of their duties as directors of Seadrill does not require the Seadrill Board to determine that such designee is not qualified to serve as a director of Seadrill.

If a designee is unable or unwilling to serve as a director on the Seadrill Board or is unable to satisfy the requirements above, prior to the date of such person’s appointment to the Seadrill Board, Aquadrill, acting at the direction of the Consenting Majority Members, will have the right to designate another individual to serve as a director on the Seadrill Board and to become a designee in place of such person originally designated. On March 16, 2023, after discussions with Seadrill Common Shareholders, the Seadrill Board decided to withdraw its proposal to amend the Bye-Laws.

Seadrill’s 2022 annual general meeting was held in Bermuda on March 21, 2023. At the 2022 annual general meeting, Seadrill Common Shareholders approved the proposal to increase the size of the Seadrill Board by two members. Pursuant to the Merger Agreement, Seadrill has agreed to fill these positions with two persons designated by the Consenting Majority Members; however, as of the date of this prospectus, no such designees have been approved by the Seadrill Board, and there can be no assurance that any designees will be appointed to the Seadrill Board. Following the Merger and assuming the successful appointment of two Aquadrill designees, the Seadrill Board will consist of nine directors.

For additional information regarding the Aquadrill board designation right, please see “Board of Directors and Management of the Combined Company After the Merger”.

Other Covenants and Agreements

The Merger Agreement contains additional covenants and agreements among Aquadrill, Seadrill and Merger Sub, relating to the following matters, among other things:

•	for Seadrill to prepare and file a Registration Statement on Form F-4 and this prospectus;

•	for Seadrill to prepare and make available to the public the Oslo Listing Document;

•

for Seadrill to cause the Seadrill Common Shares issued in the Merger and as Merger Consideration to be listed on the main list of the OSE and the NYSE as of the Closing Date (or, in the case of the portion of the Merger Consideration issuable to the Consenting Members, as soon as reasonably practicable following the Closing Date);

•	confidentiality and reasonable access by Seadrill to certain information about Aquadrill, and by Aquadrill to certain information about Seadrill, during the period prior to the Effective Time;

•	cooperation between Aquadrill, Seadrill and their affiliates in connection with public announcements;

•	cooperation between Aquadrill, Seadrill and their respective boards of directors to eliminate or minimize the effects of antitakeover laws on the transactions contemplated by the Merger Agreement;

•	cooperation between Aquadrill and Seadrill in connection with obtaining or refinancing any debt financing of such other party and its affiliates;

•

the option to participate in the defense of any shareholder or member litigation or other action against other parties or any of such other party’s directors and executive officers relating to the transactions contemplated by the Merger Agreement; and

•	for Aquadrill not to modify, amend, terminate or waive any rights under the Sale Bonus Award Agreement or the Sale Bonus Award Termination Agreement.

Conditions to the Completion of the Merger

Conditions to the Obligations of the Parties to Effect the Merger

Each party’s obligation to effect the Merger is subject to the fulfillment (or waiver by Seadrill and Aquadrill) at or prior to the Effective Time of the following conditions:

•	approval by the Aquadrill Common Unitholders will have been duly obtained;

•

no order by any governmental entity of competent jurisdiction makes illegal or prohibits the consummation of the Merger or the issuance of Seadrill Common Shares in connection with the Merger has been entered and continues to be in effect, and no law has been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity of competent jurisdiction that prohibits or makes illegal the consummation of the Merger or the issuance of Seadrill Common Shares in connection with the Merger; and

•	the waiting period applicable to the Merger under the HSR Act will have expired or been terminated.

Conditions to the Obligations of Aquadrill to Effect the Merger

Aquadrill’s obligations to effect the Merger are also subject to the fulfillment (or waiver by Aquadrill) at or prior to the Effective Time of the following conditions:

•	the accuracy of the representations and warranties of Seadrill set forth in the Merger Agreement, subject to certain exceptions and materiality standards set forth in the Merger Agreement, both when made and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct as of such earlier date).

•

The registration statement of which this prospectus forms a part will have become effective under the United States Securities Act of 1933, as amended, and will not be the subject of any stop order that is in effect and any applicable waiting period shall have elapsed.

•	The Oslo Listing Document will have been published by Seadrill in accordance with the Norwegian Securities Trading Act of 2007, as amended.

•

Seadrill and Merger Sub will have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by them at or prior to the Effective Time.

•

Each of Seadrill and Merger Sub will have delivered to Aquadrill a certificate, dated as of the Closing Date and signed by an executive officer of Seadrill, certifying to the effect that the conditions set forth in the first and fourth bullet points listed above have been satisfied.

•

The Merger Consideration (other than the portion of the Merger Consideration issuable to the Consenting Members) will have been issued under the Merger Agreement without any restrictive notations or legends and (i) be eligible for listing and trading on the main list of the OSE and (ii) approved for listing and trading on the NYSE, subject to official notice of issuance.

•	Seadrill will have executed and delivered to Aquadrill its signature page to the Merger Registration Rights Agreement.

•

Seadrill will have submitted a report on continued listing to the OSE within the applicable time-period pursuant to the OSE Issuer Rules Section 4.7, and the OSE will have confirmed to Seadrill that the listing of Seadrill on the main list of the OSE may continue following completion of the Merger.

Conditions to the Obligations of Seadrill and Merger Sub to Effect the Merger

Each of Seadrill’s and Merger Sub’s obligations to effect the Merger are also subject to the fulfillment (or waiver by Seadrill and Merger Sub) at or prior to the Effective Time of the following conditions:

•

the accuracy of the representations and warranties of Aquadrill set forth in the Merger Agreement, subject to certain exceptions and materiality standards set forth in the Merger Agreement, both when made and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct as of such earlier date).

•

Aquadrill will have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Effective Time.

•

Aquadrill will have delivered to Seadrill a certificate, dated as of the Closing Date and signed by an executive officer of Aquadrill, certifying to the effect that the conditions set forth in the first and second bullet points listed above have been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the approval of the adoption of the Merger Agreement by the Aquadrill Common Unitholders:

By the mutual written consent of Aquadrill and Seadrill;

By either Aquadrill or Seadrill if:

•

The Merger has not been consummated on or before the End Date; provided, however, that the party seeking to terminate will not have breached its obligations under the Merger Agreement in any manner that shall have been the primary cause of the failure to consummate the Merger on or before such date;

•

If any court of competent jurisdiction shall have issued or entered an any order, judgment, writ, decree or injunction permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable; provided that the party seeking to terminate the Merger Agreement shall have used the efforts required under the Merger Agreement to prevent, remove and oppose such injunction;

By Aquadrill if:

•

Seadrill or Merger Sub has breached or failed to perform any of their representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in the Merger Agreement and (B) cannot be cured by the End Date or, if curable, is not cured (1) within thirty days following Aquadrill’ s delivery of written notice to Seadrill of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Aquadrill delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Aquadrill is not then in material breach of any representation, warranty, agreement or covenant contained in the Merger Agreement;

By Seadrill if:

•

Aquadrill has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in the Merger Agreement and (B) cannot be cured by the End Date or, if curable, is not cured (1) within thirty days following Seadrill’ s delivery of written notice to Aquadrill of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Seadrill delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Seadrill or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in the Merger Agreement.

Governing Law

Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with the Merger Agreement, the Merger Agreement and all claims or causes of action that may be based upon, arise out of or relate to the Merger Agreement will be governed by and construed in accordance with Delaware law.

Specific Enforcement

The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement are not performed, or are threatened to not be performed, in accordance with their specific terms or are otherwise breached (including failing to take such actions as are required of them under the Merger Agreement). The parties have also agreed that, subject to the limitations set forth in the Merger Agreement, in addition to any other remedy available to it, each of the parties will be entitled to an injunction to prevent any breach or threatened breach (including failing to take such actions as are required of them under the Merger Agreement) or any other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement and to a decree or order to enforce specifically any covenant or obligation under the Merger Agreement.

Stock Exchange Listing

Seadrill has agreed to use its reasonable best efforts to cause the Seadrill Common Shares to be issued (i) in the Merger and (ii) as Merger Consideration to be admitted for listing on the main list of the OSE and the NYSE, as of or as soon as practicable following the Closing Date. Seadrill has also agreed to use its reasonable best efforts to maintain its existing listing on the NYSE until the Effective Time.

Registration Rights Agreement Related to the Merger

As a condition to the closing of the Merger, on the Closing Date, the Consenting Members and Seadrill will execute the Merger Registration Rights Agreement. Pursuant to the Merger Registration Rights Agreement, Seadrill will agree to register the resale of Seadrill Common Shares issued to the Consenting Members pursuant to the Merger Agreement (the “Merger Registrable Securities”).

As promptly as practicable after closing the Merger, but in any event within three Business Days (or longer under certain circumstances related to the preparation of Seadrill’s financial statements), Seadrill will be required to file a registration statement with the SEC to register the resale of the Merger Registrable Securities. Seadrill will use its reasonable best efforts to cause the registration statement to be declared effective as promptly as practicable after filing, but in any event within ten days after resolving all SEC comments or receiving notice that the registration statement will not be reviewed by the SEC.

Holders of Merger Registrable Securities (or their permitted transferees) will have the right to initiate, upon written request to Seadrill, (i) an unlimited number of non-marketed shelf take downs and (ii) up to four underwritten offerings (including any block trade) during any 12-month period (and no more than one underwritten offering in any 90-day period), and such underwritten offerings must be reasonably anticipated to have an aggregate offering price of at least $20 million. Seadrill will agree to use its reasonable best efforts to file and effect any amendments or supplements to its registration statement for the purpose of such underwritten offerings. Seadrill is generally required to provide notice of such request to all holders of Merger Registrable Securities who may, in certain circumstances, participate in the registration.

Subject to certain exceptions, if at any time Seadrill proposes to register an offering of Seadrill Common Shares or conduct an underwritten offering, whether or not for Seadrill’s own account, then Seadrill must notify each holder of Merger Registrable Securities of such proposal to allow each holder to include a specified number of their Merger Registrable Securities in that registration statement or underwritten offering, as applicable.

Seadrill will be required to use reasonable best efforts to maintain the effectiveness of any such registration statement until the date on which all Merger Registrable Securities covered by such registration statement have been sold.

The registration rights are subject to certain conditions and limitations, including, among others, the right of the underwriters to limit the number of shares to be included in a registration and Seadrill’s right to delay or withdraw a registration statement under certain circumstances. Seadrill will generally pay all registration expenses in connection with its obligations under the Merger Registration Rights (excluding any underwriting discounts, commissions or fees in connection with a sale of the Merger Registrable Securities), regardless of whether a registration statement is filed or becomes effective.

THE VOTING AND SUPPORT AGREEMENT; WRITTEN CONSENT OF AQUADRILL COMMON UNITHOLDERS

The following is a summary of the material provisions of the Voting and Support Agreement. The summary is qualified in its entirety by the Voting and Support Agreement, which is included as Annex B to this prospectus and incorporated herein by reference.

Aquadrill Common Unitholders and Seadrill Common Shareholders are urged to read the Voting and Support Agreement in its entirety. This summary of the Voting and Support Agreement has been included solely to provide information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Voting and Support Agreement and not by this summary or any other information included in this prospectus. This summary is not intended to provide any other factual information about Seadrill or the members of Aquadrill. Information about Seadrill and the members of Aquadrill can be found elsewhere in this prospectus.

Summary of the Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, the Consenting Members executed and delivered to Seadrill the Voting and Support Agreement with respect to all Aquadrill Common Units owned beneficially or of record by the Consenting Members, and any other units or membership interests in Aquadrill of which the Consenting Members acquire prior to the termination of the Voting and Support Agreement (all such units or interests, the “Membership Interests”).

Agreement to Vote or Consent

Subject to the terms and conditions set forth in the Voting and Support Agreement, each of the Consenting Members agreed that at each meeting of the members of Aquadrill, however called, or at any adjournment thereof or in any other circumstances upon which a resolution, vote, consent or other approval (including by written resolution) is sought, each of the Consenting Members will appear (whether in person or by valid proxy) at such meeting and cause its Membership Interests to be counted as present thereat for the purpose of establishing a quorum, if applicable. Each of the Consenting Members also agreed to vote or give consent with respect to (or cause to be voted or such consent to be given with respect to) its Membership Interests:

•

in favor of the approval and adoption of the Merger, the Merger Agreement and all other transactions contemplated by the Merger Agreement if a vote, consent or other approval (including by written consent) with respect to any of the foregoing is sought;

•

against any (1) merger agreement or merger (other than the Merger Agreement, the Merger and the transactions contemplated thereby), or any action, agreement, arrangement, proposal, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Aquadrill or any other takeover proposal relating to Aquadrill or its subsidiaries or (2) amendment of the SARLLCA, or other proposal or transaction involving Aquadrill or any of its subsidiaries that would in any manner reasonably be expected to impede, delay, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any units of equity of Aquadrill; and

•

in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement in accordance with its terms, including the execution of any documents and delivery of any written consents which are necessary or appropriate in order to effectuate any of the foregoing, including, but not limited to, a letter of transmittal, in each case, to the fullest extent such Membership Interests are part of a class of membership interests in Aquadrill that are entitled to be voted at the time of any vote, consent or other approval (including by written resolution).

Each of the Consenting Members also agreed to execute and deliver (or cause to be delivered) to Seadrill and Aquadrill a member written consent with respect of the Aquadrill Common Units owned beneficially or of record by such Consenting Member in furtherance of the foregoing (the “Written Consent”) no later than five days from the date of Voting and Support Agreement. See “—Written Consent of Aquadrill Common Unitholders.”

Other Covenants

Until the termination of the Voting and Support Agreement, each Consenting Member has, subject to certain exceptions, agreed not to sell, transfer, assign, gift, pledge, grant a security interest in, distribute, encumber, hypothecate or otherwise dispose of (including, without limitation, the foreclosure or other acquisition by any lender with respect to the Membership Interests pledged to such lender by the Consenting Member), whether directly or indirectly (including, without limitation, by means of a Transfer (as defined below) of any security issued by a person that holds, directly or indirectly, an interest in the Membership Interests), such Consenting Member’s Membership Interests (or any right, option, profit participation or other interest with respect to such Membership Interests), either voluntarily or involuntarily and with or without consideration (other than pursuant to the Merger or a transfer from the facilities of DTC to the Consenting Member) (collectively, “Transfer”).

Notwithstanding the foregoing, each Consenting Member may Transfer such Consenting Member’s Membership Interests to a proposed transferee (such transferred interests, the “Transferred Membership Interests”); so long as the applicable transferee has executed and delivered a voting and support agreement on substantially the same terms to the Voting and Support Agreement (except that such voting and support agreement will only bind the proposed transferee in respect of the Transferred Membership Interests) prior to the proposed Transfer and so long as the Transfer complies with the terms of the SARLLCA.

Waiver of Appraisal Rights

The Consenting Members irrevocably and unconditionally waived, and agreed not to exercise, any rights of appraisal and any similar rights relating to the Merger or any related transaction that the Consenting Members may directly or indirectly have by virtue of the ownership of the Membership Interests or any other equity interests or other securities of Aquadrill.

Termination

The Voting and Support Agreement will terminate automatically on the earliest to occur of the following:

•	immediately prior to closing of the Merger and issuance of the Seadrill Common Shares as Merger Consideration;

•	the termination of the Merger Agreement pursuant to its terms;

•	the date on which the Merger Agreement is modified or amended in a manner that reduces the Merger Consideration to be paid pursuant to the terms of the Merger Agreement;

•	the termination of the Voting and Support Agreement by mutual written consent of the Consenting Members and Seadrill;

•	the date on which the End Date in the Merger Agreement is extended without the consent of the Consenting Members holding, in the aggregate, a majority of the Membership Interests;

•	the date on which the Merger Agreement is amended or otherwise modified in any manner that is material and adverse to the Consenting Members; and

•	at any time upon notice by Seadrill to the Consenting Members.

Written Consent of Aquadrill Common Unitholders

Under Marshall Islands law, the affirmative vote of the holders of two-thirds of the issued and outstanding Aquadrill Common Units entitled to vote is required to approve the Merger and adopt the Merger Agreement

(“Aquadrill Member Approval”). In furtherance of their obligations under the Voting and Support Agreement, on December 22, 2022, each Consenting Member executed and delivered to Seadrill its Written Consent approving the Merger Agreement and the Merger and voting all of the Aquadrill Common Units held by it in favor of the approval of the Merger Agreement and the Merger. As of December 22, 2022, the date of the Merger Agreement, there were 20,000,000 Aquadrill Common Units issued and outstanding. At such time, no directors, executive officers or senior consultants of Aquadrill held any Aquadrill Common Units. The Consenting Members collectively owned more than 75% of the Aquadrill Common Units as of the date of the Merger Agreement; therefore, the Consent delivered by the Consenting Members is sufficient to approve and Merger and adopt the Merger Agreement and constitute the only action by the members of Aquadrill necessary to complete the Merger. Accordingly, no further vote of the members of Aquadrill is required and your approval is not being requested.

DESCRIPTION OF THE SEADRILL COMMON SHARES

The following description of Seadrill’s share capital summarizes certain provisions of its memorandum of association and Bye-Laws that became effective as of Seadrill’s conclusion of its comprehensive restructuring process and emergence from Chapter 11 bankruptcy protection on February 22, 2022. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, and should be read in conjunction with, all of the provisions of Seadrill’s certificate of incorporation, memorandum of association and Bye-Laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part and the applicable provisions of Bermuda law. You are urged to read the exhibits for a complete understanding of Seadrill’s memorandum of association and Bye-Laws. Capitalized terms used in this section that are not defined herein have the meanings given to them in Seadrill’s Bye-Laws.

Seadrill Limited (previously known as Seadrill 2021 Limited) (the “Company”) is an exempted company limited by shares incorporated under the laws of Bermuda with registration number 202100496 and in accordance with the Companies Act 1981 of Bermuda (the “BCA”). The Company was incorporated on October 15, 2021 under the name Seadrill 2021 Limited. On the Emergence Effective Date (as defined below), its name was changed to Seadrill Limited.

On February 7, 2021 and February 10, 2021, the Company and the majority of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On July 23, 2021, the Company entered into a Plan Support and Lock-Up Agreement. On July 24, 2021, the Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement. On August 31, 2021, the Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement and on September 2, 2021, the Bankruptcy Court approved the First Amended Disclosure Statement (as Modified) and the solicitation of the Plan of Reorganization. On October 11, 2021, the Company’s creditor classes voted to accept the plan of reorganization. On October 26, 2021, the Company’s Plan of Reorganization was confirmed by the Bankruptcy Court (as so confirmed, the “Plan”). On February 22, 2022 (the “Emergence Effective Date”), the Company concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection.

The following is a description of the common shares, par value $0.01 each (the “Common Shares”), of the Company, and related provisions of the Company’s certificate of incorporation, memorandum of association and Bye-Laws. This description is only a summary and does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of such documents, which are filed as Exhibit 3.1, Exhibit 3.2 and Exhibit 3.4, respectively, to the registration statement of which this prospectus forms a part, and the applicable provisions of Bermuda law.

The Company has been approved to list the Common Shares on the NYSE and the main list of the OSE, in each case under the symbol “SDRL.”

Authorized Capitalization

As of March 22, 2023, the Company has an authorised share capital of 375,000,000 Common Shares, and 49,999,998 Common Shares issued and outstanding.

Common Shares

Voting

Every holder of Common Shares present in person and every person holding a valid proxy shall have one vote on a show of hands. If a poll vote has been demanded, every holder of Common Shares present in person or by proxy shall have one vote for every share held. Unless a different majority is required by law or by the Company’s Bye-Laws, resolutions to be approved by the holders of Common Shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Pursuant to the Bye-Laws, the quorum required for a general meeting of shareholders is two or more persons present throughout the meeting representing in person or by proxy any issued and outstanding Common Shares.

Except where a greater majority is required by the BCA or the Bye-Laws, any question proposed for the consideration of the shareholders at a general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of the Bye-Laws. In case of an equality of votes, the chairman of such meeting shall not be entitled to a second or deciding vote and the resolution shall fail.

Conversion, Redemption and Preemptive Rights

The holders of Common Shares have no conversion, redemption or pre-emptive rights.

Dividend Rights

Under Bermuda law, a company may not declare or pay a dividend or make a distribution out of the contributed surplus, if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under the Bye-Laws, each Common Share is entitled to dividends if, and when dividends are declared by the Seadrill Board, subject to any preferred dividend right of the holders of any preference shares.

Pursuant to the Bye-Laws, any dividend and/or other moneys payable in respect of a share which has remained unclaimed for six (6) years from the date when it became due for payment shall, if the Seadrill Board so resolves, be forfeited and cease to remain owing by the Company.

Capitalization of Profits and Reserves

Pursuant to the Bye-Laws, the Seadrill Board may (i) capitalize any amount for the time being standing to the credit of the Company’s share premium or other reserve accounts or any amount credited to the Company’s profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares of one class to shares of another class) to the shareholders; or (ii) capitalize any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Rights Upon Liquidation

In the event of a dissolution or winding up of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of Common Shares are entitled to the surplus assets of the Company available for distribution among all shareholders of Common Shares on a pari passu and pro rata basis.

No Liability for Further Calls or Assessments

The Common Shares are duly and validly issued, fully paid and non-assessable (which term means that no further sums are required to be paid by the holders thereof in connection with the issue of such Common Shares).

No Sinking Fund

The Common Shares have no sinking fund rights.

Repurchase

The Company may purchase its own shares for cancellation or acquire them as treasury shares in accordance with the BCA on such terms as the Seadrill Board shall think fit. The Seadrill Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the BCA.

Restriction on Transfer

Subject to the BCA and to such of the restrictions contained in the Bye-laws as may be applicable and to the provisions of any applicable United States securities laws (including, without limitation, the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder), the shares of the Company are freely transferable. However, the Bye-Laws provide that the Seadrill Board may decline to register, and may require any registrar appointed by the Company to decline to register, a transfer of a share of the Company or any interest therein held through the VPS if such transfer would be likely, in the opinion of the Seadrill Board, to result in 50% or more of the issued share capital (or of the votes attaching all issued shares in the Company) being held or owned directly or indirectly by persons resident for tax purposes in Norway. A failure to notify the Company of such correction or change can lead to the shareholder’s entitlement to vote, exercise other rights attaching to the shares of the Company or interests therein being sold at the best price reasonably obtainable in all the circumstances. Furthermore, if such holding of 50% or more by individuals or legal persons resident for tax purposes in Norway or connected to a Norwegian business activity, the Bye-Laws require the Seadrill Board to make an announcement through the OSE, and the Seadrill Board and the registrar appointed by the Company are then entitled to dispose of Common Shares or interests therein to bring such holding by an individual or legal person resident for tax purposes in Norway or connected to a Norwegian business below 50%—the shares of the Company or interests therein to be sold being first those held by holders who failed to comply with the above notification requirement, and thereafter those that were acquired most recently by the shareholders.

The Company has been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of Common Shares. The Bermuda Monetary Authority has given its consent for the issue and free transferability of all Common Shares from and/or to non-residents and residents of Bermuda for exchange control purposes, provided the Common Shares remain listed on an Appointed Stock Exchange (as such is understood under the BCA), which includes the OSE and the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the Company’s performance or creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of the Company’s business or for the correctness of any opinions or statements expressed in this registration statement. Certain issues and transfers of Common Shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

Notwithstanding anything else to the contrary in the Bye-Laws, shares that are listed or admitted to trading on an Appointed Stock Exchange may be transferred in accordance with the rules and regulations of such exchange. All transfers of uncertificated shares shall be made in accordance with and be subject to the facilities and requirements of the transfer of title to shares in that class by means of the VPS or any other relevant system concerned and, subject thereto, in accordance with any arrangements made by the Seadrill Board in its discretion in accordance with the Bye-Laws. The Seadrill Board may in its absolute discretion refuse to register the transfer of a share that is not fully paid. The Seadrill Board may also refuse to recognize an instrument of transfer of a share unless (i) the instrument is duly stamped and lodged with the Company accompanied by the relevant share certificate to which it relates (if one has been issued) and such other evidence of the transferor’s right to make the transfer as the Seadrill Board may reasonably require, (ii) the instrument of transfer is in respect of only one class of share and/or (iii) all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda (including the Bermuda Monetary Authority) with respect thereto have been obtained. Pursuant to the Bye-Laws, if the Seadrill Board is of the opinion that a transfer may breach any law or requirement of any authority or any stock exchange or quotation system upon which any of the Common Shares are listed (from time to time), then registration of the transfer shall be declined until the Seadrill Board receives satisfactory evidence that no such breach would occur. Subject to these restrictions and any other restrictions in the Bye-Laws and to the BCA and applicable United States laws (including, without limitation, the Securities Act and related regulations), a holder of Common Shares may transfer the title to all or any of its Common Shares by completing an instrument of transfer in the usual common form or in such other form as the Seadrill Board may approve. The instrument of transfer must be signed by the transferor and, in the case of a share that is not fully paid, the transferee. The Seadrill Board may also implement arrangements in relation to the evidencing of title to and the transfer of uncertified shares.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, the Company is not bound to investigate or see to the execution of any such trust. The Company will take no notice of any trust applicable to any of the Common Shares, whether or not the Company has been notified of such trust.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year (the “annual general meeting”). However, the shareholders of a company may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. The annual general meeting of the Company shall be held once in every year at such time and place as the Seadrill Board appoints but in no event shall any such annual general meeting be held in Norway or the United Kingdom.

Pursuant to Bermuda law and the Bye-Laws, the Seadrill Board may call for a special general meeting whenever they think fit, and the Seadrill Board must call for a special general meeting upon the request of shareholders holding not less than 10% of the paid-up capital of the Company carrying the right to vote at general meetings. Bermuda law also requires that shareholders of a company are given at least five (5) days’ advance notice of a special general meeting, unless notice is waived. The Bye-Laws provide that the Seadrill Board may convene a special general meeting whenever in their judgement such meeting is necessary, but in no event shall any such special general meeting be held in Norway or the United Kingdom. Under the Bye-Laws, at least ten (10) days’ notice of an annual general meeting must be given to each shareholder entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held. At least ten (10) days’ notice of a special general meeting must be given to each shareholder entitled to attend and vote thereat, stating the date, place and time and the general nature of the business to be considered at the meeting. No business shall be conducted at any annual general meeting or any a special general meeting except for the business set forth in the notice of such meeting provided to each shareholder of the Company. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; and (ii) in the case of a special general meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving the right to attend and vote at such meeting. Pursuant to the Bye-Laws, the quorum required for a general meeting of shareholders is two or more persons present throughout the meeting representing in person or by proxy any issued and outstanding Common Shares.

The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice does not invalidate the proceedings at that meeting.

The BCA provides that, unless otherwise provided in a company’s bye-laws, shareholders may take any action by resolution in writing provided that notice of such resolution is circulated, along with a copy of the resolution, to all shareholders who would be entitled to attend a meeting and vote on the resolution. Such resolution in writing must be signed by the shareholders of the company who, at the date of the notice, represent such majority of votes as would be required if the resolution had been voted on at a meeting of the shareholders. The BCA provides that the following actions may not be taken by resolution in writing: (1) the removal of the company’s auditors and (2) the removal of a director before the expiration of his or her term of office.

The Bye-Laws provide that anything which may be done by resolution of the Company in a general meeting or by resolution of a meeting of any class of the shareholders may be done by written resolution in accordance with the Bye-Laws.

Shareholder Proposals

Under Bermuda law, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

The Bye-Laws establish an advance notice procedure that must be followed by shareholders if they wish to nominate candidates for election as directors at a general meeting of shareholders. The Bye-Laws provide generally that, if a shareholder desires to propose a candidate for election as a director at (a) an annual general meeting, then such shareholder must give notice not less than 90 days nor more than 120 days prior to the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is greater than 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made; and (b) a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made. The notice must contain specified information concerning the nominee and the shareholder submitting the proposal including its beneficial owner. Any shareholder may propose or nominate persons to the Seadrill Board, however only nominees proposed by one or more shareholders holding at least 10% of the issued and outstanding shares of the Company must be included on the slate of nominees put before the shareholders for consideration.

Disclosure of Material Interest

The Bye-Laws provide that, where the requirements of the OSE require any person acquiring or disposing of an interest in the Common Shares to give notification of such change in interest, such person must immediately notify the registrar appointed by the Company of the acquisition or disposal and of its resulting interest, following which, the registrar appointed by the Company will notify the OSE. If a person fails to provide such notification, the Seadrill Board shall require the registrar appointed by the Company to serve the person with notice, requiring compliance with the notification requirements and inform him or her that pending such compliance the registered holder of the Common Shares shall have suspended its entitlement to vote, exercise other rights attaching to the Common Shares and receive payment of income or capital.

Amalgamations and Mergers

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Pursuant to Bermuda law, unless the bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Bye-Laws provide that any such amalgamation or merger must be approved by the affirmative vote of at least a majority of the votes cast at a general meeting of the Company at which the quorum shall be two or more shareholders throughout the meeting and representing in person or by proxy in excess of 25% of the total voting rights of all issued and outstanding shares of the Company.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the relevant general meeting of shareholders, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Compulsory Acquisition of Shares Held by Minority Shareholders

An acquiring party is generally able to acquire compulsorily the common shares of a minority shareholder of a Bermuda company in the following ways:

•

By procedure under the BCA known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Bermuda Registrar of Companies, all holders of common shares could be compelled to sell their common shares under the terms of the scheme of arrangement.

•

If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any non-tendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, non-tendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•

Where the acquiring party or parties hold not less than 95% of the shares or class of shares of the company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Restrictions on Business Combinations.

As a Bermuda company, the Company is not subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations with interested shareholders.

Anti-Takeover Considerations

Some provisions of Bermuda law and the Bye-Laws summarized above could make certain change of control transactions or changes to management more difficult. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a shareholder might consider in its best interest.

Amendment of the Memorandum of Association and Bye-Laws

Bermuda law provides that the memorandum of association of a company may be amended in the manner provided for in the BCA, i.e. by a resolution passed by the Seadrill Board and resolution at a general meeting of shareholders. Pursuant to the Bye-Laws, no bye-law may be rescinded, altered or amended and no new bye-law may be made, save in accordance with the BCA, and until the same has been approved by a resolution of the Seadrill Board and by a resolution of the shareholders including the affirmative vote of not less than two-thirds of all votes cast at a general meeting.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the Company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the BCA. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the Company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application or by one or more of their numbers as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares is Computershare Inc.

Bankruptcy Registration Rights Agreement

Pursuant to the Plan, on February 22, 2022, the Company entered into a registration rights agreement (the “Bankruptcy Registration Rights Agreement”) with certain holders of Common Shares and the Company’s convertible notes (“Holders”). The Bankruptcy Registration Rights Agreement, among other things, grants Holders demand and shelf registration rights as well as piggyback registration rights, subject to the limitations set forth in the Bankruptcy Registration Rights Agreement. Pursuant to their registration rights, Holders have the right to request in writing that the Company register for resale all or part of the Registrable Securities (as defined in the Bankruptcy Registration Rights Agreement) pursuant to an effective registration statement, subject to certain conditions.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Bankruptcy Registration Rights Agreement, which is filed as Exhibit 4.2 to the registration statement of which this prospectus forms a part.

Registration Rights Agreement Related to the Merger

As a condition to the closing of the Merger, Seadrill has agreed to execute the Merger Registration Rights Agreement in favor of the Consenting Members, the form of which was included as an exhibit to the Merger

Agreement. The Merger Registration Rights Agreement will provide for customary demand and piggyback registration rights consistent with Seadrill’s existing obligations under the Bankruptcy Registration Rights Agreement. See “The Merger Agreement—Registration Rights Agreement Related to the Merger.”

Proposals Related to the Merger

Pursuant to the Merger Agreement, Seadrill has agreed to facilitate the addition of two persons designated by the Consenting Majority Members to the Seadrill Board. In order to accomplish this, Seadrill has agreed in the Merger Agreement to (i) hold an annual general meeting of its shareholders prior to March 31, 2023, (ii) put forth and recommend for approval at the annual general meeting a proposal to amend Seadrill’s Bye-Laws or a proposal of the Seadrill Board’s Joint Nomination and Remuneration Committee, in each case, to enable the Seadrill Board to increase the number of directors comprising the full Seadrill Board by two persons and to fill the vacancies created by such increase and (iii) if approved by the Seadrill Common Shareholders, increase the size of the Seadrill Board by two persons and fill the vacancies created by such increase with two persons designated by the Consenting Majority Members, on the later of the Effective Time and the date of the annual general meeting, subject to the Seadrill Board’s reasonable and good faith determination that such individuals meet certain qualifications. On March 16, 2023, after discussions with Seadrill Common Shareholders, the Seadrill Board decided to withdraw its proposal to amend the Bye-Laws.

Seadrill’s 2022 annual general meeting was held in Bermuda on March 21, 2023. At the 2022 annual general meeting, Seadrill Common Shareholders approved the proposal to increase the size of the Seadrill Board by two members. Pursuant to the Merger Agreement, Seadrill has agreed to fill these positions with two persons designated by the Consenting Majority Members; however, as of the date of this prospectus, no such designees have been approved by the Seadrill Board, and there can be no assurance that any designees will be appointed to the Seadrill Board.

Following the Merger and assuming the successful appointment of two Aquadrill designees, the Seadrill Board will consist of nine directors. Please see “The Merger Agreement—Governance Matters Following the Merger” and “Board of Directors and Management of the Combined Company After the Merger.”

EQUITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF THE COMPANIES

This section sets forth information with respect to the beneficial ownership as of March 22, 2023 of certain specified persons of Seadrill Common Shares and Aquadrill Common Units, as applicable. The amounts and percentage of units or shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, the persons named in the tables below have sole voting and investment power with respect to all units or shares shown as beneficially owned by them, subject to community property laws where applicable.

Ownership of Seadrill Common Shares Prior to the Merger

Unless indicated otherwise by footnote, the address of each person or entity named in the table is 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London Q4 5Ys, United Kingdom.

Name	Number of Seadrill Common Shares	Percentage of Class(1)
Five Percent Holders of Seadrill:
Certain funds for which Polus Capital Management Limited serves as investment manager(2)	5,448,098	10.9%
Støperigata Holding AS(3)	4,000,000	8.0%
The Export-Import Bank of Korea(4)	3,811,295	7.6%
Korea Trade Insurance Corporation(5)	3,589,441	7.2%

Directors:
Julie Johnson Robertson	—	—
Mark A. McCollum	—	—
Jean Cahuzac	—	—
Jan B. Kjærvik	—	—
Andrew Schultz	—	—
Paul Smith	—	—
Ana Zambelli	—	—

Executive Officers:
Simon Johnson	—	—
Grant Creed	1	*
Leif Nelson	10	*
Samir Ali	—	—
Torsten Sauer-Petersen	4	*

*	Less than one percent of the outstanding Seadrill Common Shares.
(1)	Based on 49,999,998 Seadrill Common Shares issued and outstanding as of March 22, 2023.
(2)

According to the Schedule 13G filed with the SEC by Polus Capital Management Limited and Polus Capital Management Group Limited (together, “Polus Capital”) on January 9, 2023, certain funds for which Polus Capital Management Limited serves as investment manager hold 5,448,098 Seadrill Common Shares. The principal business address of Polus Capital is 62 Buckingham Gate SW1E 6AJ London UK.

(3)	According to the Schedule 13G filed with the SEC by Støperigata Holding AS and Eksportfinansiering Norge on January 10, 2023, Støperigata Holding AS held 8,829,997 Seadrill Common Shares. The principal business address of Støperigata Holding AS is Haakon VIIs gate 1, 0161 Oslo, Norway. According to an announcement published through the Oslo Børs NewsWeb service on March 9, 2023, the shareholder sold 4,829,997 Seadrill Common Shares. Following the completion of the sale, the shareholder held 4,000,000 Seadrill Common Shares. The principal business address of Eksportfinansiering Norge is Støperigata 1, 0250, Oslo, Norway.
(4)

According to the Schedule 13G filed with the SEC by The Export-Import Bank of Korea on January 31, 2023, The Export-Import Bank of Korea holds 3,811,295 Seadrill Common Shares. The principal business address of The Export-Import Bank of Korea is 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, Republic of Korea.

(5)

According to the Schedule 13G filed with the SEC by Korea Trade Insurance Corporation on January 31, 2023, Korea Trade Insurance Corporation holds 3,589,441 Seadrill Common Shares. The principal business address of The Export-Import Bank of Korea is 14, Jong-ro, Jongno-gu, Seoul, Republic of Korea.

Ownership of Aquadrill Common Units Prior to the Merger

Unless indicated otherwise by footnote, the address of each person or entity named in the table is 4th Floor, Reading Bridge House, Reading RG1 8LS, United Kingdom.

Name	Number of Aquadrill Common Units	Percentage of Class(1)
Five Percent Holders of Aquadrill:
Elliott Investment Management L.P.(2)	5,246,760	26.23%
Sculptor Capital LP(3)	3,511,496	17.56%
Canyon Capital Advisors LLC / Canyon CLO Advisors LP(4)	3,584,523	17.92%
GoldenTree Asset Management LP(5)	2,556,131	12.78%

Directors and Executive Officers:
Steven L. Newman	—	—
Alan S. Bigman(6)	7,885	*
John Bishop(6)	7,885	*
Daniel C. Herz(6)	7,885	*
N. John Lancaster, Jr.(6)	7,885	*
John T. Roche	—	—

*	Less than one percent of the outstanding Aquadrill Common Units.
(1)	Based on 20,000,000 Aquadrill Common Units issued and outstanding as of March 22, 2023.
(2)

Units in Aquadrill are held directly by Elliott International, L.P. (“Elliott International”) and Elliott Associates, L.P. (“Elliott Associates”). Elliott Investment Management L.P., a Delaware limited partnership (“EIM”) is the investment manager of Elliott Associates and Elliott International. The general partner of EIM is Elliott Investment Management GP LLC, a Delaware limited liability company (“EIM GP”). Paul E. Singer (“Singer”) is the sole managing member of EIM GP. Singer disclaims any beneficial ownership of the securities listed above other than to the extent of any pecuniary interest Singer may have therein, directly or indirectly. The principal business address of each of Elliott International, Elliott Associates, EIM, EIM GP and Singer is 360 South Rosemary Avenue, 18th Floor, West Palm Beach, FL 33401.

(3)

The principal business address of Sculptor Capital LP is Sculptor Capital, 9 West 57th Street, 40th Floor, New York, NY 10019. Units in Aquadrill are held directly by subsidiaries, funds or other investment vehicles managed or advised by Sculptor Capital LP or an affiliated or related investment manager or investment adviser.

(4)

The principal business address of Canyon Capital Advisors LLC and Canyon CLO Advisors LP is 2728 North Harwood Street, 2nd Floor, Dallas, TX 75201. Units in Aquadrill are held directly by funds or other investment vehicles managed or advised by Canyon Capital Advisors LLC, Canyon CLO Advisors LP or an affiliated investment adviser.

(5)

This amount does not include 2,223 Aquadrill Common Units sold prior to March 22, 2023 that have not yet settled. The principal business address of GoldenTree Asset Management LP is 300 Park Avenue, 21st Floor, New York, NY 10022. Units in Aquadrill are held directly by subsidiaries, funds or other investment vehicles managed or advised by GoldenTree Asset Management LP or an affiliated or related investment manager or investment adviser.

(6)	Represents 7,885 vested and non-forfeitable Aquadrill RSUs which would be settled within 30 days of each director’s termination of service.

As of March 22, 2023, to Aquadrill’s knowledge, there were 69 registered Aquadrill Common Unitholders. Because many of the Aquadrill Common Units are held by brokers and other institutions on behalf of holders, Aquadrill is unable to estimate the total number of holders. The number of registered holders excludes any estimate by Aquadrill of the number of beneficial owners of the Aquadrill Common Units held in “street name”.

To the knowledge of Aquadrill, none of the above holders of Aquadrill Common Units hold voting rights which are different from those held by other holders of Aquadrill Common Units.

As of March 22, 2023, to Aquadrill’s knowledge, at least a majority of the issued and outstanding Aquadrill Common Units are held by entities domiciled and/or organized outside the United States.

Significant Changes in Ownership—Each of the above holders or their affiliates became holders of Aquadrill Common Units as a result of the reorganization of Aquadrill and its emergence from bankruptcy on May 24, 2021. Prior to May 24, 2021, these holders or their affiliates owned portions of Aquadrill’s Term Loan B. The restructuring equitized the Term Loan B and converted their holdings in the Term Loan B to Aquadrill Common Units.

To the extent known to Aquadrill, it is neither directly nor indirectly owned or controlled by one or more corporations, by any government or by any other natural or legal person(s) severally or jointly.

Aquadrill does not know of any arrangements, other than the Merger, the operation of which might at a subsequent date result in a change in control of Aquadrill.

COMPARISON OF RIGHTS OF SEADRILL COMMON SHAREHOLDERS AND AQUADRILL COMMON UNITHOLDERS

The following table provides a summary of the material differences between the rights of Seadrill Common Shareholders and Aquadrill Common Unitholders, including a comparison of certain provisions of the Companies Act of Bermuda, 1981 (“Companies Act”) and the Marshall Islands Limited Liability Company Act (the “MILLCA”). The descriptions below summarize certain provisions of Aquadrill’s SARLLCA and Seadrill’s Bye-Laws, and are qualified by reference to the full text of the SARLLCA and Seadrill’s Bye-Laws.

	MARSHALL ISLANDS	BERMUDA
Corporate Governance	The organizational documents of Aquadrill are its Certificate of Formation filed with the Registrar of Corporations of the Republic of the Marshall Islands on June 28, 2012 under the name Seadrill Partners LLC and its SARLLCA.	The organizational documents of Seadrill are its Certificate of Incorporation dated 21st October 2021, Certificate of Incorporation on Change of Name dated 22 February 2022, Memorandum of Association and Amended and Restated Bye-Laws adopted by the shareholders of Seadrill on February 22, 2022.

Authorized Share Capital	As a limited liability company formed under Marshall Islands law, the limited liability company interests of Aquadrill’s members are represented by its “Common Units” which may be issued in unlimited amounts from time to time subject to prior authorization of the Aquadrill Board of Directors.	As a Bermuda exempted company limited by shares, Seadrill has an authorized share capital that is determined by its members consisting of common shares which may be issued by the Seadrill Board from time to time provided that no issuance exceeds the authorized share capital.

Outstanding Share Capital

Aquadrill only has one class of limited liability company interest referred to in the SARLLCA as “Common Units.”

As of March 22, 2023, Aquadrill has issued 20,000,000 Common Units, which remain outstanding.

As of March 22, 2023, Seadrill has an authorised share capital of 375,000,000 common shares, and 49,999,998 common shares issued and outstanding.

Dividends and Other Distributions	Under the MILLCA, Aquadrill is entitled to make such distributions to its members as are provided for in the SARLLCA unless at the time of and after giving effect to a distribution, all liabilities of Aquadrill, other than liabilities to its members on account of their limited liability company interests and liabilities for which the recourse of Aquadrill’s creditors is limited to specified property of Aquadrill, exceed the fair value of its assets, except that the fair value of property that is subject to a liability for which the recourse of such creditors is limited shall be included in its assets to the extent that the fair value of that property exceeds that liability. Under the SARLLCA, the Aquadrill Board of	Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (i) the company is, or after the payment would be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities. Under Seadrill’s Bye-Laws, each Seadrill Common Share is entitled to dividends if, as and when dividends are declared by the Seadrill Board, subject to any preferred dividend right of the holders of any preference shares that may be created.

Directors may authorize distributions of “available cash” to its members so long as such distributions will not result in a violation of the MILLCA or be issued to holders of unvested “incentive units” under Aquadrill’s Management Incentive Plan (once such unvested “incentive units” become vested and are settled for Aquadrill Common Units pursuant to the terms of Aquadrill’s Management Incentive Plan and/or the applicable award agreement).

Convening of Special General Meetings	Aquadrill is a manager-managed limited liability company. As such, the management of Aquadrill is vested in its board of directors. There is no provision in the SARLLCA authorizing the members of Aquadrill to call a meeting of the members.	Under Seadrill’s Bye-Laws, a special general meeting may be called by its board of directors, but in no event shall any such meeting be held in Norway or the United Kingdom.

Equityholder Right to Call a Special Meeting on Requisition	N/A	The Companies Act provides that a special general meeting must be convened upon the requisition of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

Equityholder Action by Written Consent	In accordance with the provisions of the SARLLCA and the MILLCA, Aquadrill’s members may act by written consent in lieu of a meeting signed or electronically transmitted by the Aquadrill Common Unitholders entitled to vote having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting of the members.

The Companies Act provides, that subject to a statutory exception (described below), anything which may be done by resolution of the shareholders in general meeting or by resolution of any class of shareholders in a separate general meeting may be done by resolution in writing. The statutory exceptions are that a written resolution may not be used to remove an auditor before the expiration of his term of office or remove a director before the expiration of his term of office.

A resolution in writing may be signed by or, in the case of a shareholder that is a corporation whether or not a company within the meaning of the Companies Act, on behalf of, all the shareholders, or any class thereof, in as many counterparts as may be necessary.

The date of the resolution is the date when the resolution is signed, by, or in the case of a shareholder that is a corporation whether or not a company within the meaning of the Companies Act, on behalf of, the last shareholder to sign and any reference in any bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with Seadrill’s Bye-Laws, a reference to such date.

Notice of Equityholder Proposals and Nomination of Director Candidates by Equityholder	The SARLLCA has no provisions dealing with the notification of member proposals or the nomination of director candidates by a member. The SARLLCA provides a mechanism for the appointment of directors to the Aquadrill Board of Directors and provides for the appointment of up to four directors by the Ad Hoc Committee (as defined in the SARLLCA) depending on the number of Common Units held by members of the Ad Hoc Committee, with the remaining directors to be appointed by the affirmative vote of the holders of at least a majority of the issued and outstanding Aquadrill Common Units and one director to be the chief executive officer of Aquadrill for so long as such person is the chief executive officer.

Under the Companies Act, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Seadrill’s Bye-Laws establish an advance notice procedure which must be followed if shareholders wish to nominate a director for election at a general meeting.

Alternate Directors	N/A	N/A

Number of Directors	The SARLLCA provides that Aquadrill’s Board of Directors shall be comprised of five directors.

The Seadrill Board currently consists of seven directors. Directors of Seadrill will be appointed or elected except in the case of a casual vacancy, at the annual general meeting or any special general meeting called for that purpose.

Pursuant to the Merger Agreement, Seadrill has agreed to facilitate the addition of two persons designated by Aquadrill at the written direction of the Consenting Majority Members (as defined in the Merger Agreement) to the Seadrill Board, subject to the Seadrill Board’s reasonable and good faith determination that such individuals meet certain qualifications in accordance with the Merger Agreement. See “Board of Directors and Management of the Combined Company After the Merger” in this prospectus.

Pursuant to Seadrill’s Bye-Laws, the majority of all Seadrill directors, when taken together, shall not be citizens of the United States, resident in the United States or resident in the United Kingdom.

Removal of Directors	Each director appointed by the Ad Hoc Committee may be removed or replaced at any time, with or without cause, by the Ad Hoc Committee, acting with the consent of members of the Ad Hoc Committee holding a majority of the Aquadrill Common Units held by all members of the Ad Hoc Committee at such time. In the event that the Ad Hoc Committee loses the right to appoint one or more directors pursuant to the SARLLCA, the number of directors on the Aquadrill Board of Directors appointed by the Ad Hoc Committee shall be automatically reduced to the number of the then applicable number of directors to be appointed by the Ad Hoc Committee as per the SARLLCA and following the procedure provided for in the SARLLCA. Each director appointed by the Aquadrill members may be removed or replaced at any time, with or without cause, as determined by the affirmative vote of the holders of at least a majority of the issued and outstanding Aquadrill Common Units entitled to vote. The Aquadrill Board of Directors may remove any director for Cause (as defined in the SARLLCA).	Subject to Seadrill’s Bye-Laws, shareholders of Seadrill representing more than fifty per cent (50%) of the votes cast at the general meeting of Seadrill that are entitled to vote for the election of directors may, at any general meeting convened and held in accordance with Seadrill’s Bye-Laws, remove a Director, provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention so to do and be served on such director not less than seven (7) days before the meeting and at such meeting the director shall be entitled to be heard on the motion for such director’s removal.

Vacancies on the Board of Directors	The SARLLCA provides that in the event a vacancy is created on the Aquadrill Board of Directors due to resignation, removal, retirement, death or disability of a director, a successor director shall be elected as provided in the SARLLCA to fill such vacancy.

Pursuant to Seadrill’s Bye-Laws, the office of director shall be vacated if the director:

(a) is removed from office pursuant to the Bye-Laws;

(b) is prohibited or disqualified from being a director by applicable law;

(c) is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(d) is or becomes of unsound mind or dies; or

(e) resigns his office by notice to Seadrill.

Provided a quorum of directors remains in office, the Seadrill Board shall have the power to appoint any person as a director to fill any vacancy on the Seadrill Board occurring as a result of (b) through (e) above.

The term of office of any director appointed by the Seadrill Board to fill a vacancy on the Seadrill Board shall expire at the next annual general meeting.

If a director is removed from the Seadrill Board, in accordance with the Bye-Laws, the shareholders of Seadrill may fill the vacancy at the meeting at which such director is removed. In the absence of such election or appointment, the Seadrill Board may fill the vacancy.

Duties of Directors and Director Liability	Under the SARLLCA, the management of Aquadrill is vested in its board of directors except to the extent for situations where the vote of the members is required. As such, the Aquadrill Board of Directors has the right, power and authority to oversee the business and affairs of Aquadrill and to do all things necessary to manage its business consistent with the SARLLCA and applicable law. The SARLLCA further provides that the directors, in the performance of their duties as such, shall owe to Aquadrill and to the members the same fiduciary duties owed by the directors of a corporation to such corporation and its stockholders under the laws of the State of Delaware. Notwithstanding the foregoing, no director shall be liable to Aquadrill or its members for any monetary damages for breach of fiduciary duty as a director other than for (i) breach of such director’s duty of loyalty to Aquadrill or its members, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) voting for or approving a distribution to Aquadrill’s members in violation of the MILLCA or (iv) any transaction from which the director derived an improper personal benefit. Under Delaware law, directors of a corporation have a fiduciary duty of care and a fiduciary duty of loyalty. The duty of care requires that directors act in an informed and deliberate manner, and inform themselves, prior to making a

Seadrill’s Bye-Laws provide that its business is to be managed by the Seadrill Board. Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements: a duty to act in good faith in the best interests of the company, a duty not to make a personal profit from opportunities that arise from the office of director, a duty to avoid conflicts of interest, and a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders.

business decision, of all relevant material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the company and its shareholders.

Interested Directors	Under the SARLLCA, the entry into of any agreement or other transaction with a director other than an “Exempt Interested Party Transaction” must be approved by the holders of at least two-thirds (2/3) of the issued and outstanding Aquadrill Common Units entitled to vote. An “Exempted Interested Party Transaction” includes (a) transactions in respect of funded indebtedness of Aquadrill pursuant to which all creditors similarly situated with the applicable affiliate receive identical treatment to such affiliate, or transactions that are expressly permitted by the definitive agreement governing such funded indebtedness in effect from time to time; (b) issuances, repurchases, or net-settlements of Aquadrill Common Units underlying Incentive Units granted pursuant to Aquadrill’s Management Incentive Plan (as defined in the SARLLCA); (c) (i) any employment agreement entered into by Aquadrill or any of its subsidiaries in the ordinary course of business, (ii) any subscription agreement or similar agreement pertaining to the repurchase of equity interests of Aquadrill or any of its subsidiaries pursuant to put/call rights or similar rights with executive officers or directors or (iii) any employee compensation, benefit plan or arrangement, any health, disability or similar insurance plan which covers employees, and any reasonable employment contract and transactions pursuant thereto; (d) transactions (or a series of transactions) involving consideration of less than $1,000,000 entered into in the ordinary course of business with persons that are affiliates solely as a result of being a portfolio company of a member or an affiliate or related fund of a member;	Bermuda law and the Seadrill Bye-Laws provide that if a director has an interest in a contract or proposed contract with Seadrill or any of its subsidiaries or has an interest in any person that is a party to such a contract, the director must declare the nature of that interest as required by the Companies Act. Seadrill’s Bye-Laws provide that, after a director has made such a declaration of interest, the interested director is allowed to be counted for purposes of determining quorum if permitted to do so by the uninterested directors present at such meeting but the interested director may not vote on such contract or proposed contract in which he has an interest. No such contract or proposed contract will be void or voidable by reason only that such interested director was counted in the quorum of the relevant meeting or signed a written resolution of the board of directors to achieve unanimity.

(e) payment of reasonable directors’ fees and expenses to directors or directors of any subsidiaries of Aquadrill; (f) issuances of Offered Units (as defined in the SARLLCA) pursuant to the preemptive rights provisions of the SARLLCA; (g) indemnification, advancement and reimbursement of reasonable expenses of a director pursuant to the SARLLCA; or (h) the making of any distributions in accordance with the SARLLCA.

Voting Rights, Proxies and Quorum Requirements.

Under the MILLCA, voting rights associated with Aquadrill’s limited liability company interests are as specified in the SARLLCA. Under the SARLLCA, members have limited voting rights on only those matters specifically enumerated in the SARLLCA for which the member approval is required. The following actions by Aquadrill or any of its subsidiaries shall require the approval of, and shall be authorized upon obtaining the approval of, each of (i) the Aquadrill Board of Directors and (ii) the holders of at least two-thirds (2/3) of the issued and outstanding Aquadrill Common Units entitled to vote:

(i) any dissolution, winding up, bankruptcy, receivership, insolvency, liquidation, or other similar proceeding of Aquadrill;

(ii)  a Sale of Aquadrill (as defined in the SARLLCA) (other than a Drag-Along Transaction (as defined in the SARLLCA) effected pursuant to the terms of SARLLCA);

(iii)  other than with respect to assets acquired in the ordinary course of business in connection with the operation of existing rigs or vessels of Aquadrill and its subsidiaries, the acquisition of any assets, business or securities, whether through merger, consolidation, stock purchase, share exchange, business combination or otherwise, by Aquadrill or any of its subsidiaries in any transaction or series of related transactions for

Under Bermuda law, the voting rights of Seadrill Common Shareholders are regulated by Seadrill’s Bye-Laws and, in certain circumstances, the Companies Act. Seadrill’s Bye-Laws provide that the quorum required for shareholder meetings is at least two shareholders present in person or by proxy throughout the meeting and entitled to vote (whatever the number of shares held by them).

Any individual who is a Seadrill Common Shareholder and who is present at a meeting and entitled to vote at such meeting, may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Seadrill’s Bye-Laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in writing in substantially the form set out in Seadrill’s Bye-Laws or such other form as the Seadrill Board or chair may approve.

an amount of consideration in excess of $10,000,000;

(iv) the entry into any agreement or other transaction with any director, executive officer of Aquadrill or any member of the Ad Hoc Committee (as defined in the SARLLCA) (or any of their related funds), or any family member or affiliate of the foregoing (including portfolio companies), other than an Exempt Interested Party Transactions; or

(v)   agreeing to take any of the foregoing actions.

Notwithstanding anything to the contrary contained in the SARLLCA, without the approval of each of (i) the Aquadrill Board of Directors and (ii) the holders of at least a majority of the issued and outstanding Aquadrill Common Units entitled to vote, Aquadrill and its subsidiaries will not sell, lease or otherwise convey (whether by merger, consolidation, stock purchase, share exchange, business combination or otherwise) the vessels known as West Vela, West Auriga or West Aquarius.

Indemnification of Officers, Directors and Employees	Under the MILLCA, except to the extent limited in the SARLLCA, Aquadrill has the power to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The SARLLCA provides that unless specifically set forth therein, to the fullest extent permitted by applicable law, no member, officer, director, employee or agent of Aquadrill or any subsidiary of Aquadrill and no officer, director, manager, employee, equity holder, representative, agent, investment manager or affiliate of any member (collectively, the “Covered Persons”) shall be liable to Aquadrill or any other person who is bound by the SARLLCA for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of Aquadrill and in a manner reasonably believed to be within the scope of the authority conferred

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.

Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

on such Covered Person by the SARLLCA, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person’s fraud, gross negligence or willful misconduct as determined by a final, non-appealable judgment of a court of competent jurisdiction. In addition, to the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from Aquadrill for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by a Covered Person in good faith on behalf of Aquadrill and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the SARLLCA, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s fraud, gross negligence or willful misconduct with respect to such acts or omissions as determined by a final, non-appealable judgment of a court of competent jurisdiction. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be advanced by Aquadrill prior to the final disposition of such claim, demand, action, suit or proceeding upon demand by such Covered Person and receipt by Aquadrill of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the SARLLCA.

Seadrill has adopted provisions in its Bye-Laws that provide that Seadrill shall indemnify its officers and directors in respect of their actions and omissions, to the fullest extent permitted by Bermuda law. Seadrill’s Bye-Laws provide that its shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of its directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits Seadrill to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. Seadrill has purchased and maintains a directors’ and officers’ liability policy for such a purpose.

Amendment of Memorandum of Association/Certificate of Incorporation

The MILLCA provides that a certificate of formation may be amended at any time for any proper purpose.

The SARLLCA provides that any amendment or waiver to the SARLLCA or any limited liability company agreement, charter, bylaws or comparable organizational document of Aquadrill or any material subsidiary of Aquadrill that could reasonably be expected to materially

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the

	adversely affect any holder or group of Aquadrill Common Unitholders in a manner that is disproportionately and materially adverse to any member (as compared to other members holding the same class of units) shall require the prior written consent of such member.	memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amendment of SARLLCA/Bye-Laws	The SARLLCA provides that subject to the proviso hereafter, it may be modified or amended or supplemented with the approval of the holders of at least two-thirds of the issued and outstanding Aquadrill Common Units entitled to vote; provided, however, that, notwithstanding anything in the SARLLCA to the contrary, (i) without the consent of any member, the Aquadrill Board of Directors may amend Exhibit A of the SARLLCA from time to time so as to accurately reflect the information contained thereon upon (A) the issuance of Aquadrill Common Units to a member or a (non-encumbrance) transfer of Aquadrill Common Units by a member, (B) the admission of a new member or removal of a member upon a valid (non- encumbrance) transfer of all of such member’s Aquadrill Common Units and (C) any changes to percentage interests and the number of Aquadrill Common Units held by members as a consequence thereof, (ii) any change to any voting, consent or approval threshold or requirement specified in the SARLLCA shall require the approval of members or directors, as the case may be, constituting at least such voting, consent or approval threshold or otherwise satisfying such requirement, (iii) any amendment or waiver to the SARLLCA or any limited liability company agreement, charter, bylaws or comparable	Seadrill’s Bye-Laws provide that the Bye-Laws may be amended by the Seadrill Board, but any such amendment shall only become operative to the extent it is confirmed by a resolution of the shareholders of not less than two-thirds of all votes cast at a general meeting.

organizational document of Aquadrill or any material subsidiary of Aquadrill that could reasonably be expected to materially adversely affect any holder or group of Aquadrill Common Unitholders in a manner that is disproportionately and materially adverse to any member (as compared to other members holding the same class of units) shall require the prior written consent of such member and (iv) any amendment or waiver that would materially and adversely affect the rights of a member under Section 5.1 (Transfers Generally), 5.2 (Tag-Along Rights), 5.3 (Drag-Along Rights), 5.4 (Preemptive Rights), 5.5 (General Restrictions on Transfer; Admission of New members) or 8.3 (Information Rights) of the SARLLCA, or that would materially increase the transfer restrictions applicable to any member, in each case, shall require the affirmative consent of the member so affected.

Business Combinations

Under the MILLCA, except as provided in the SARLLCA, a member or manager may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one (1) or more specific obligations of, provide collateral for, and transact other business with Aquadrill and, subject to other applicable law, has the same rights and obligations with respect to any such matter as a person who is not a member or manager.

Under the terms of the SARLLCA, certain business combinations with members or affiliates of Aquadrill specifically enumerated in the SARLLCA and described above will require both Aquadrill Board of Directors approval and member approval.

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliates) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Seadrill’s Bye-Laws provide that any such amalgamation or merger must be approved by the affirmative vote of at least a majority of the votes cast at a general meeting of Seadrill at which the quorum shall be two shareholders present in person or by proxy throughout the meeting and representing in excess of 25% of the total voting rights of all issued and outstanding shares.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Approval of Certain Transactions

Under the MILLCA, except as provided in the SARLLCA, a member or manager may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one (1) or more specific obligations of, provide collateral for, and transact other business with Aquadrill and, subject to other applicable law, has the same rights and obligations with respect to any such matter as a person who is not a member or manager.

Under the terms of the SARLLCA, certain transactions with members or affiliates of Aquadrill specifically enumerated in the SARLLCA and described above will require both Aquadrill Board of Directors approval and member approval.

Except in limited circumstances set out in the Companies Act, no Bermuda company can lawfully make a loan to its director or a director of its holding company, or enter into any guarantee or provide any security in connection with a loan made to such person without the consent of one or more members holding in the aggregate not less than 90% of the total voting rights of the company.

Inspection of Books and Records; Shareholder Lists

Under the MILLCA:

(a) Each member of Aquadrill has the right, subject to such reasonable standards (including standards governing what information and documents are to be furnished at what time and location and at whose expense) as are set forth in the SARLLCA or otherwise established by the Aquadrill Board of Directors from time to time upon reasonable demand for any purpose reasonably related to the member’s interest as a member of Aquadrill to:

(i) True and full information regarding the status of the business and financial condition of Aquadrill;

(ii)  A current list of the name and last known business, residence or mailing address of each member and director;

(iii)  A copy of the SARLLCA or any other written limited liability company agreement and certificate of formation and amendments thereto, together with executed copies of any written powers of attorney pursuant to which the SARLLCA and any certificate and all amendments thereto have been executed;

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting unless such requirement is waived in accordance with Seadrill’s Bye-Laws and the Companies Act. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of

(iv) True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each member and which each member has agreed to contribute in the future, and the date on which each became a member; and

(v)   Other information regarding the affairs of Aquadrill as is just and reasonable.

(b) Each director shall have the right to examine all of the information described in subsection (a) above for a purpose reasonably related to his position as a director.

(c) The Aquadrill Board of Directors shall have the right to keep confidential from the members, for each period of time as the Aquadrill Board of Directors deems reasonable, any information which the Aquadrill Board of Directors reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Aquadrill Board of Directors in good faith believes is not in the best interest of Aquadrill or could damage Aquadrill or its business or which Aquadrill is required by law or by agreement with a third party to keep confidential.

(d) Aquadrill may maintain its records in other than a written form if such form is capable of conversion into written form within a reasonable time.

(e) Any demand by a member under the relevant section of the MILLCA shall be in writing and shall state the purpose of such demand.

(f) Any action to enforce any right arising under the relevant section of the MILLCA shall be brought in the High Court of the Republic of the Marshall Islands.

In accordance with the SARLLCA, each member, for any purpose reasonably

Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

In addition, Seadrill’s Bye-Laws provide that: (i) shareholders who hold at least 5% of the issued and outstanding voting shares of Seadrill are entitled to, upon request and to the extent not already filed with the Securities Exchange Commission or publicly available, amongst other information, our audited consolidated financial statements and unaudited consolidated quarterly financial statements; (ii) shareholders who hold at least 7% of the issued and outstanding voting shares of Seadrill as of the Effective Date (as defined in Seadrill’s Bye-Laws) or at least 10% of the issued and outstanding voting shares of Seadrill at any time after the Effective Date are entitled to, upon request and subject to the requirements set out in Seadrill’s Bye-Laws, a summary of material information provided to the Seadrill Board.

related to such member’s interest as a member in Aquadrill, shall have access to and the right, at such member’s sole cost and expense, to inspect and copy such books and records and to discuss the affairs, finances and accounts of Aquadrill and its subsidiaries with the officers, employees and the other representatives of Aquadrill and its Subsidiaries during normal business hours; provided that the inspecting member shall be responsible for any out-of-pocket costs or expenses incurred by Aquadrill in making any books and records available for inspection.

To the fullest extent permitted by law, each member, other than any member that is a Disqualified Person (as defined in the SARLLCA) (unless approved by the Aquadrill Board of Directors), shall have the right to receive the following information, which right Aquadrill may satisfy by providing access to each member to a confidential website (which website shall have a system of email notification of new postings and may require confirmation by viewers of the site of customary “click-through” confidentiality features, a “Secure Site”), and timely posting such information on such website, and each member may share and discuss such information (along with any other information provided to members pursuant to the SARLLCA and otherwise made available to members via the Secure Site) with any Exempt Person (as defined in the SARLLCA) as well as any bona fide prospective purchaser of Aquadrill Common Units or indebtedness for borrowed money incurred by Aquadrill or its subsidiaries and held by such member or any bona fide prospective lender of indebtedness for borrowed money potentially to-be-incurred by Aquadrill or its subsidiaries and held by such member that (x) is not a Disqualified Person (unless approved by the Aquadrill Board of Directors) and (y) has entered into, and delivered to Aquadrill, a confidentiality agreement regarding the treatment of such information (and for the avoidance of doubt, at its election, Aquadrill may share and discuss such information with any bona fide prospective purchaser of Aquadrill Common Units or bona fide prospective lender).

Appraisal Rights / Dissenters’ Rights	Under the MILLCA, the members only have appraisal rights if provided for in the SARLLCA. Under the terms of the SARLLCA, all members have waived appraisal rights.	A dissenting shareholder (that did not vote in favor of the amalgamation or merger) of a Bermuda exempted company is entitled to apply to the Bermuda courts within one month of the notice of the shareholder meeting to approve the amalgamation or merger for an appraisal of the fair value of his or her shares.

Shareholder and Derivative Suits

Under the MILLCA, a member of Aquadrill or an assignee of a limited liability company interest may bring an action in the High Court of the Republic of the Marshall Islands in the right of Aquadrill to recover a judgment in its favor if the board of directors of the company or members with the authority to do so have refused to bring the action or if an effort to cause the board of directors or members to bring the action is not likely to succeed.

In a derivative action, the plaintiff must be a member of Aquadrill or an assignee of a limited liability company interest at the time of bringing the action and:

(a)   at the time of the transaction of which he complains; or

(b)   his status as a member or an assignee of a limited liability company interest had devolved upon him by operation of law or pursuant to the terms of the SARLLCA from a person who was a member or an assignee of a limited liability company interest at the time of the transaction.

In a derivative action, the complaint shall set forth with particularity the effort, if any of the plaintiff to secure initiation of the action by the board of directors or member or the reasons for not making the effort.

If a derivative action is successful, in whole or in part, as a result of a judgment, compromise or settlement of any such action, the court may award the plaintiff reasonable expenses, including reasonable attorney’s fee, from any recovery in any such action or from Aquadrill.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Preemptive Rights	Under the SARLLCA, if at any time prior to a qualified initial public offering Aquadrill or its subsidiaries propose to	The Seadrill Common Shareholders have no conversion, redemption or pre-emptive rights.

issue or sell certain securities, the members have limited preemptive rights to purchase up to a pro rata portion of the issued securities at the same issuance price and on the same issuance terms.

Required Purchase and Sale of Shares	No such requirement exists under the MILLCA. Under the terms of the SARLLCA, one or more Aquadrill members collectively holding greater than fifty percent (50%) of the Aquadrill Common Units shall have the right to effect and to cause Aquadrill and each other Aquadrill member to consent to and participate in, a sale of all of the Aquadrill Common Units or all or substantially all of the assets of Aquadrill in a single transaction or a series of related transactions, all as provided for in the SARLLCA.

An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

•  By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•  By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•  Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF SEADRILL

Related Party Transactions

For a discussion of Seadrill’s related party transactions, see (i) Note 27—“Related party transactions” to Seadrill’s audited financial statements as of and for the year ended December 31, 2021, and (ii) Note 24—“Related party transactions” to Seadrill’s unaudited financial statements as of and for the nine-month period ended September 30, 2022, in each case as included in this prospectus.

Material Contacts with Aquadrill

In connection with Seadrill’s prior equity interests in Seadrill Partners (predecessor to Aquadrill), Leif Nelson and Grant Creed served as a member of the board of directors and Chief Financial Officer, respectively, of such company. On May 24, 2021, Seadrill Partners successfully completed its financial restructuring and the debtors successfully emerged from bankruptcy as Aquadrill LLC. Seadrill’s equity interests in Seadrill Partners were canceled, released, and extinguished in connection therewith, and Mr. Nelson and Mr. Creed stepped down from their respective positions. As a result, Seadrill Partners ceased to be an associate or related party of Seadrill; and Seadrill ceased to provide management services to Seadrill Partners, aside from transitional services on two rigs, West Vela and West Capella.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Bermuda exempted company. As a result, the rights of Seadrill Common Shareholders will be governed by Bermuda law and our memorandum of association and Bye-Laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

LEGAL MATTERS

The validity of the Seadrill Common Shares and certain Bermuda legal matters are being passed upon for Seadrill by Conyers Dill & Pearman Limited, Hamilton, Bermuda. Certain U.S. federal income tax consequences of the Merger are being passed upon by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The financial statements of Seadrill Limited as of December 31, 2021 and December 31, 2020 and for each of the three years in the period ended December 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Aquadrill LLC (Successor) as of December 31, 2021 and for the period from May 25, 2021 to December 31, 2021 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Aquadrill LLC (Successor)’s restatements of its financial statements as described in Note 1 to the financial statements and an explanatory paragraph relating to Aquadrill LLC (Successor)’s application of fresh start accounting as described in Note 4 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Aquadrill LLC (Predecessor) as of December 31, 2020, for the period from January 1, 2021 to May 24, 2021 and the year ended December 31, 2020 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Aquadrill LLC (Predecessor)’s restatement of its financial statements as described in Note 1 to the financial statements and an explanatory paragraph relating to Aquadrill LLC (Predecessor)’s application of fresh start accounting as described in Note 4 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Seadrill files annual and other reports and other information with the SEC. Seadrill files or furnishes annual reports, reports and other information with the SEC under the Exchange Act. As Seadrill is a “foreign private issuer,” under the rules adopted under the Exchange Act it is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the U.S. Exchange Act and the reporting and liability provisions applicable to officers, directors and significant stockholders under Section 16 of the Exchange Act. Seadrill’s file number with the SEC is 001-39327. Filings made with the SEC by Seadrill are available to the public over the Internet at the SEC’s web site at www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this prospectus.

Seadrill has filed with the SEC a Registration Statement on Form F-4 of which this prospectus forms a part, including the exhibits thereto, to register under the Securities Act the Seadrill Common Shares issuable in connection with the Merger. Seadrill may also file amendments to the registration statement.

This prospectus does not contain all of the information set forth in the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. You should read the Registration Statement on Form F-4 filed by Seadrill, including the exhibits filed with such registration statement, in their entirety, as they contain important information about Seadrill, Aquadrill, the Seadrill Common Shares and the Aquadrill Common Units.

All information contained in this prospectus with respect to Seadrill and its subsidiaries has been provided by Seadrill. All information contained in this prospectus with respect to Aquadrill and its subsidiaries has been provided by Aquadrill. Seadrill and Aquadrill have both contributed information contained in this prospectus relating to the Merger and related transactions. You can also find information about Seadrill and Aquadrill at their websites at www.seadrill.com and www.aquadrilloffshore.com, respectively. Information contained on these websites does not constitute part of this prospectus.

You also may ask any questions about this transaction or request copies of documents relating to this transaction without charge, upon oral or written request to Seadrill at +1 441 295 69 35 or seadrill@hawthornadvisors.com.

THIS PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. THE PARTIES HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS DATED MARCH 31, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN ITS DATE. NEITHER THE MAILING OF THIS PROSPECTUS TO AQUADRILL COMMON UNITHOLDERS NOR THE ISSUANCE BY SEADRILL OF SEADRILL COMMON SHARES IN CONNECTION WITH THE MERGER WILL CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

THE MERGER AGREEMENT

[See attached]

AGREEMENT AND PLAN OF MERGER

by and among

SEADRILL LIMITED,

AQUADRILL LLC,

and

SEADRILL MERGER SUB, LLC

Dated as of December 22, 2022

This document is intended solely to facilitate discussions among the parties identified herein. It is not intended to create, and will not be deemed to create, a legally binding or enforceable offer or agreement of any type or nature prior to the duly authorized and approved execution of this document by all such parties and the delivery of an executed copy hereof by all such parties to all other parties.

THIS DOCUMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT ENTERED INTO BY THE RECIPIENT HEREOF OR, IF APPLICABLE, ONE OF ITS AFFILIATES, WITH RESPECT TO THE SUBJECT MATTER HEREOF.

Exhibits

Exhibit A – Form of Voting and Support Agreement

Exhibit B – Form of Written Consent

Exhibit C – Form of Registration Rights Agreement

Exhibit D – Form of Amended and Restated Limited Liability Company Agreement of the Surviving Company

Schedules

Schedule I – Final Exchange Ratio Calculations

Schedule II – Company Sale Bonus Calculation

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 22, 2022 (this “Agreement”), by and among Seadrill Limited, an exempted company limited by shares existing under the laws of Bermuda (“Parent”), Aquadrill LLC, a Marshall Islands limited liability company (“Company”), and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”). Capitalized terms that are used but are not otherwise defined herein shall have the meanings set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, as of the date hereof, Merger Sub is a direct wholly owned subsidiary of Parent;

WHEREAS, the parties intend that Merger Sub be merged with and into Company (the “Merger”), with Company surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) approved, authorized and adopted this Agreement and the transactions detailed in and contemplated by this Agreement and (ii) resolved that it is fair to and in the best interests of Parent to consummate the transactions contemplated herein as contemplated by this Agreement;

WHEREAS, the Board of Directors of Company (the “Company Board”) has (i) approved, authorized and adopted this Agreement, (ii) resolved that it is advisable, fair to and in the best interests of Company and the Company Members to consummate the transactions contemplated by this Agreement, including the Merger in which the outstanding limited liability company interests of Company (other than any Cancelled Units) will be converted into the right to receive Parent Ordinary Shares, and (iii) resolved to submit this Agreement for the approval by the Company Members and determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Company Members vote to approve this Agreement;

WHEREAS, the sole member of Merger Sub (the “Merger Sub Member”) has (i) approved, authorized and adopted this Agreement, and (ii) resolved, upon the terms and subject to the conditions set forth in this Agreement, that it is advisable, fair to and in the best interests of Merger Sub and the Merger Sub Member to consummate the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the parties agree that (i) the Merger is intended to be treated for U.S. federal and applicable state income tax purposes (the “Intended Tax Treatment”) as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) Parent, Company, and Merger Sub each will be a party to such reorganization within the meaning of Section 368(b) of the Code, and (iii) each of Parent, Company, and Merger Sub hereby intend this Agreement to be, and be adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354, 361 and 368 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Company Members entitled to vote are entering into a voting and support agreement substantially in the form attached as Exhibit A hereto (the “Voting and Support Agreement”), pursuant to which each such Company Member has agreed, among other things, to provide its written consent to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby, including the Merger;

WHEREAS, it is intended that this Agreement will be adopted by the Company Member Approval, in the form of the Written Consent attached hereto as Exhibit B, immediately following the execution and delivery of this Agreement by all parties;

WHEREAS, Parent and Company intend that certain of the Parent Ordinary Shares to be issued as the Aggregate Merger Consideration will be issued in a transaction exempt from registration under the Securities Act, by reason of Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D promulgated by the SEC thereunder (“Regulation D”) or other available exemption; and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound by this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions.

(a)    As used in this Agreement, the following terms have the following respective meanings:

“Act” means the Limited Liability Company Act of 1996 of the Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor statute.

“Action” means any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by or before, or that is threatened to be taken before, any Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Aggregate Merger Consideration” means 30,645,160 Parent Ordinary Shares; provided, that such number of shares may be reduced as a result of the Cash Election, but such reduction shall not be taken into account for purposes of, and shall not impact, the calculations of exchange ratios set forth in Schedule I and Schedule II hereto.

“AGM” has the meaning set forth in Section 2.5(a).

“Agreement” has the meaning set forth in the Preamble.

“Alternate Proposal” has the meaning set forth in Section 2.5(d).

“Antitrust Authority” means the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, any attorney general of any state of the United States or any other Governmental Entity of any jurisdiction with responsibility for enforcing any Antitrust Laws.

“Antitrust Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition, restraining trade or abusing a dominant position, including but not limited to, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any law, rule, or regulation requiring or permitting parties to submit any notification or filing to an Antitrust Authority regarding any transaction, merger, amalgamation, acquisition or joint venture.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in London, England, Oslo, Norway, New York, New York, Houston, Texas, Bermuda or the Republic of the Marshall Islands are authorized or required by law or executive order to be closed for general banking business.

“Bye-Law Amendment Proposal” has the meaning set forth in Section 2.5(a).

“Cancelled Units” has the meaning set forth in Section 3.1(b).

“Cash Election” has the meaning set forth in Section 3.4(a)(iii).

“Cash Percentage” has the meaning set forth in Section 3.4(a)(iii).

“Certificate of Merger” has the meaning set forth in Section 2.2(a).

“Certificates” or “Company Certificates” has the meaning set forth in Section 3.1(d).

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Code” means the U.S. Internal Revenue Code of 1986, as amended (including any successor statute).

“Company” has the meaning set forth in the Preamble.

“Company Alternative Proposal” means any bona fide proposal or offer made by any Person other than Parent, Merger Sub and their Affiliates for (a) a merger, amalgamation, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Company, (b) the direct or indirect acquisition by any Person (including by any asset acquisition, joint venture or similar transaction) of more than twenty percent of the assets of Company and its Subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any Person of more than twenty percent of Company’s equity securities or of the voting power of the issued and outstanding Company Common Units, including any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent or more of Company’s equity securities or shares with twenty percent or more of the voting power of the issued and outstanding Company Common Units, or (d) any combination of the foregoing, in each case of clauses (a) through (c) whether in a single transaction or a series of related transactions.

“Company Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” (within the meaning of Section 3(1) of ERISA), any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), or any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), in each case, whether or not such plans are subject to ERISA, and any bonus, incentive, retention, deferred compensation, severance, termination, retirement, supplemental retirement, vacation, stock purchase, stock option, restricted stock, stock appreciation right, stock-based or other equity-based compensation, profit sharing, employment, consulting, change of control, insurance, medical, welfare, fringe benefit or other plan, program, agreement, policy or arrangement (whether written or unwritten, insured or self-insured, covering a single individual or a group of individuals) (other than any (i) Multiemployer Plan; and (ii) plan mandated by Law to be contributed to by Company or any of its Subsidiaries that is maintained by any Governmental Entity or other third party unrelated to Company and its Subsidiaries), in each case, that is sponsored, maintained, contributed to or required to be contributed to, by Company or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or consultants of Company or its Subsidiaries or with respect to which Company or any of its Subsidiaries have any liability.

“Company Bermuda Subsidiaries” means Aquadrill Vencedor Ltd., Aquadrill Leo Ltd., Aquadrill Ghana Operations Ltd., Aquadrill Deepwater Services Ltd., Aquadrill Polaris Ltd., Aquadrill T-15 Ltd., Aquadrill T-16 Ltd., and Aquadrill Contracting Ltd.

“Company Board” has the meaning set forth in the Recitals.

“Company Book-Entry Units” or “Book-Entry Units” has the meaning set forth in the Section 3.1(d).

“Company Capitalization Date” has the meaning set forth in Section 4.2(a).

“Company Common Units” has the meaning set forth in Section 3.1(a).

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Designees” has the meaning set forth in Section 2.5(a)(ii).

“Company Equity Awards” means the Company Phantom Common Units, Company RSUs and Company Phantom Appreciation Rights, in each case, outstanding immediately prior to the Effective Time.

“Company Equity Plan” means Company’s 2021 Long-Term Incentive Plan and Company’s 2022 Phantom Equity Plan.

“Company Financial Advisor” has the meaning set forth in Section 4.21.

“Company Financial Statements” has the meaning set forth in Section 4.4(a).

“Company Indemnified Parties” has the meaning set forth in Section 6.14(a).

“Company Leased Real Property” has the meaning set forth in Section 4.17.

“Company LLC Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of Company, dated May 24, 2021, as amended, supplemented or restated from time to time.

“Company Material Adverse Effect” means any event, change, circumstance, occurrence, development, condition or effect (collectively “Effects”) that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on (a) the business, assets, operations, results of operations or condition (financial or otherwise) of Company and its Subsidiaries, taken as a whole or (b) the ability of Company and its Subsidiaries to timely consummate the transactions contemplated by this Agreement, including any such Effect that prevents, materially delays or materially impedes Company’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement; provided that for purposes of clause (a) no Effect to the extent arising from any of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) changes or developments in, or other Effects with respect to, the industries in which Company and its Subsidiaries operate, (iii) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated by this Agreement, including the impact thereof on the relationships of Company or any of its Subsidiaries with its or their employees, customers, suppliers, distributors, regulators or partners (it being agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the public announcement of this Agreement), or any litigation relating to the Merger or this Agreement (other than with respect to any representations and warranties of Company specifically addressing the impact of the Merger or this Agreement on such matters), (iv) the identity of Parent or any of its Affiliates, (v) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by Parent, or failure to take any action prohibited by this Agreement, (vi) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (vii) any hurricane, tornado, fire, flood, earthquake, natural disaster, act of God or other comparable events, (viii) changes in Law or applicable regulations of any

Governmental Entity, (ix) changes in GAAP or generally accepted accounting standards or the interpretation thereof, (x) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect) or (xi) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions or regulatory action taken in respect thereof; provided that, with respect to clauses (i), (ii), (vi), (vii), (viii), (ix) and (xi), such circumstances, events, changes or effects shall be taken into account to the extent they have a material and disproportionate adverse effect on Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which Company and its Subsidiaries operate; provided, further, that for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by Company or any of its Subsidiaries may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Material Contract” means any Contract that: (i) would be a “material contract” of Company (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of Company and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract to which Company or any of its Subsidiaries is a party providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000 (excluding ordinary course financing arrangements among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries); (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity and to which Company or any of its Subsidiaries is a party, or (B) which would require Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to Company and its Subsidiaries, taken as a whole, the ability of Company or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise) by Company or any of its Subsidiaries of a material portion of the assets (other than goods, products or services in the ordinary course of business consistent with past practice), shares or capital stock or other equity interests of any Person for aggregate consideration in excess of $5,000,000 that has not been consummated prior to the date of this Agreement or pursuant to which Company or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of $1,000,000; or (B) gives any Person the right to acquire any assets of Company or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than $1,000,000; (vii) under which Company or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of Company or any of its Subsidiaries (other than pursuant to the memorandum of association, certificate of incorporation or bye-laws or equivalent governing documents of Company or any of its Subsidiaries); (viii) is a Contract between any of Company or any of its Subsidiaries, on the one hand, and any Company Member holding five percent or more of the issued and outstanding Company Common Units, on the other hand; (ix) is a Contract to which Company or any of its Subsidiaries is a party for futures, swap, collar, put, call, floor, cap, option, or other Contract to which Company or any of its Subsidiaries is a party that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (x) is a Contract under which any of Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants; (xi) is a Contract that provides for drilling services by or on behalf of Company or any of its Subsidiaries where the amount involved exceeds $25,000,000 or the duration is reasonably expected to continue more than nine months past the date hereof (or six months past Closing); (xii) is a Contract that contains any provision that requires the purchase of all or a material portion of Company’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to Company and its Subsidiaries, taken as a whole, or that obligates Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party, or upon consummation of the Merger, will obligate Parent or its Subsidiaries to conduct business on an exclusive or preferential basis with any third party; (xiii) was entered into by Company or any of its Subsidiaries pursuant to the Company Plan of Reorganization where the amount involved exceeds $1,000,000; (xiv) is a Contract expressly limiting or restricting the ability of Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be; (xv) is a Contract that requires any capital commitment or capital expenditure (or series of capital expenditures) by Company or any of its Subsidiaries in an amount in excess of $5,000,000, other than any purchase order or Contract for supply, inventory or trading stock acquired in the ordinary course of business consistent with past practice, (xvi) is a Contract with an independent contractor or other service provider for the provision of labor to Company or any of its Subsidiaries, which is not cancellable without penalty or without more than sixty days’ notice and which would require Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement; (xvii) is a Contract providing for indemnification or any guaranty by Company or any of its Subsidiaries, in each case that is material to Company and its Subsidiaries, taken as a whole, other than (x) any guaranty by Company or any of its Subsidiaries of any of the obligations of Company or any of its Subsidiaries that was entered into in the ordinary course of business consistent with past practice pursuant to or in connection with a customer Contract, or (y) any Contract providing for indemnification by Company or any of its Subsidiaries of customers or other Persons pursuant to Contracts entered into in the ordinary course of business consistent with past practice; or (xviii) is a Contract the loss or breach of which would reasonably be expected to have a Company Material Adverse Effect; provided, however, that “Company Material Contract” shall not include any Company Benefit Plan.

“Company Member Approval” has the meaning set forth in Section 4.23.

“Company Members” or “Company Member” means any Person (or the Persons, as applicable) that is a “Member” (or are “Members,” as applicable) of Company as such term is defined in the Company LLC Agreement.

“Company Owned Real Property” has the meaning set forth in Section 4.17.

“Company Permits” has the meaning set forth in Section 4.8(c).

“Company Personal Information” has the meaning set forth in Section 4.16(c).

“Company Phantom Appreciation Right” means each of the phantom appreciation rights granted under the Company Equity Plan pursuant to the Phantom Appreciation Rights Agreements set forth on Section 3.4 of the Company Disclosure Letter.

“Company Phantom Common Units” means the phantom common unit awards granted under the Company Equity Plan pursuant to the Phantom Equity Agreements set forth on Section 3.4 of the Company Disclosure Letter.

“Company Plan of Reorganization” means the Joint Chapter 11 Plan of Reorganization of Seadrill Partners LLC and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code, as modified and supplemented, as confirmed by the United States Bankruptcy Court for the Southern District of Texas.

“Company Real Property” has the meaning set forth in Section 4.17.

“Company RSUs” means the restricted settlement unit awards granted under the Company Equity Plan pursuant to the Restricted Settlement Unit Award Agreements set forth on Section 3.4 of the Company Disclosure Letter.

“Company Sale Bonus” has the meaning set forth in Section 3.4(b).

“Company Technology Infrastructure” has the meaning set forth in Section 4.16.

“Confidentiality Agreement” has the meaning set forth in Section 6.4(b).

“Consent Time” has the meaning set forth in Section 6.8.

“Consenting Majority Members” means Consenting Members holding (or, if the Closing has occurred, that held) at least a majority of the Company Common Units held by all of the Consenting Members as of the date hereof.

“Consenting Members” has the meaning set forth in Section 6.8.

“Contaminants” has the meaning set forth in Section 4.16(b).

“Continuing Employee” means each employee of Company or its Subsidiaries as of immediately prior to the Effective Time who remains employed with Parent or any of its Subsidiaries through the Effective Time.

“Contract” means any agreement, lease, license, contract, loan, guarantee of indebtedness, credit agreement, bond, note, mortgage, indenture, instrument, permit, concession, franchise or other binding obligation, other than any Company Benefit Plan or any Parent Benefit Plan.

“Convertible Note Purchase Agreement” means that certain Note Purchase Agreement, dated February 22, 2022, by and between Parent and Hemen Holding Limited, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Disqualified Individual” has the meaning set forth in Section 6.10(e).

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 2.2(b).

“Effects” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Enforceability Exceptions” means the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

“Environmental Law” has the meaning set forth in Section 4.9(c).

“Environmental Permits” has the meaning set forth in Section 4.9(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with Company or any Subsidiary or (ii) would be treated together with Company or any of its Subsidiaries as a single employer within the meaning of Section 4001(a)(14) of the Code.

“Euronext Oslo” means the main market of the OSE (Oslo Børs).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.3(a).

“Exchange Fund” has the meaning set forth in Section 3.3(a).

“Final PAR Exchange Ratio” means the exchange ratio to be multiplied by each of the Outstanding PARs in order to determine the number of Parent Ordinary Shares, if any, deliverable to the holders thereof pursuant to Article III below, and shall be calculated in the manner set forth in Schedule I hereto.

“Final Unit Exchange Ratio” means the exchange ratio to be multiplied by each of the Outstanding Common Units, the Outstanding RSUs and the Outstanding PUs in order to determine the number of Parent Ordinary Shares deliverable to the holders thereof pursuant to Article III below, and shall be calculated in the manner set forth in Schedule I hereto.

“Financial Indebtedness” means, without double counting, indebtedness for or in respect of any of the following (unless otherwise specified below, whether or not the same are required to be classified and accounted for as a liability on the face of Company’s consolidated balance sheet in accordance with the GAAP): (a) moneys borrowed and debit balances at banks or other financial institutions; (b) any acceptance under any acceptance credit or bill discounting facility (or dematerialized equivalent); (c) any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument; (d) the amount of any liability in respect of any agreement treated as a finance or capital lease in accordance with the GAAP (other than, for the avoidance of doubt, any liability treated as an operating lease in accordance with the GAAP); (e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis under GAAP); (f) any derivative transaction (and, when calculating the value of that transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that transaction, that amount) shall be taken into account); (g) any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of any entity which is not Company or a Subsidiary of it which liability would fall within one of the other paragraphs of this definition; (h) any amount raised by the issue of redeemable shares which are redeemable (other than at the option of the issuer) before June 15, 2027, being the final maturity date of the Parent Credit Agreement or Parent Takeback Debt Facility Agreement or are otherwise classified as borrowings under GAAP; (i) any amount of any liability under an advance or deferred purchase agreement if one of the primary reasons behind entering into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question; (j) any amount raised under any other transaction (including any forward sale or purchase, sale and sale back or sale and leaseback agreement) otherwise classified as borrowings under GAAP; and (k) the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (a) to (j) above.

“Former Company Common Units” has the meaning set forth in Section 3.3(b)(i).

“Former Company Holders” has the meaning set forth in Section 3.3(b)(i).

“Fraud” means, of a Person, an intentional and willful misrepresentation of or with respect to a representation or warranty set forth in this Agreement by such Person that constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation) with the specific intent to induce another party to rely upon such representation or warranty.

“Freely Tradable” means, with respect to any Parent Ordinary Shares issued or issuable as part of the Aggregate Merger Consideration, that such security (a) bears no legends restricting the transfer thereof and (b) bears an unrestricted CUSIP and ISIN number (if applicable).

“GAAP” means United States generally accepted accounting principles or, when individually applicable to foreign Subsidiaries, the generally accepted accounting principles applicable thereto.

“Government Contract” means any Contract with a Governmental Entity.

“Governmental Entity” has the meaning set forth in Section 4.3(b).

“Hazardous Substance” has the meaning set forth in Section 4.9(d).

“HSR Act” has the meaning set forth in Section 6.11(b).

“Intellectual Property” has the meaning set forth in Section 4.16(a).

“Intended Tax Treatment” has the meaning set forth in the Recitals.

“IRS” has the meaning set forth in Section 4.10(a).

“IT Systems” has the meaning set forth in Section 4.16(b).

“Joint Ventures” means Gulfdrill LLC and Sonadrill Holding Ltd and each of their Subsidiaries.

“Knowledge” means (a) with respect to Parent, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(a) of the Parent Disclosure Letter and (b) with respect to Company, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(b) of the Company Disclosure Letter.

“Laws” and “Law” has the meaning set forth in Section 4.8(a).

“Leases” means all leases and subleases (including all amendments, extensions, renewals and other agreements related thereto) of real property leased or subleased by Company or Parent, as applicable, or any of their respective Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Maximum RSU Award Shares” has the meaning set forth in Section 3.4(a)(iii).

“Membership Interest” means the limited liability company interests of the Company Members representing the rights of the Company Members to distributions (liquidating or otherwise) and any and all of the other benefits to which the Company Members may be entitled as provided in the Company LLC Agreement and in the Act, together with the obligations of the Company Members to comply with the provisions of the Company LLC Agreement and of the Act.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub LLC Agreement” means that certain Limited Liability Company Agreement of Merger Sub, dated July 19, 2022, as amended, supplemented or restated from time to time.

“Merger Sub Member” has the meaning set forth in the Recitals.

“Merger Sub Units” has the meaning set forth in Section 3.1(c).

“MTO Rules” has the meaning set forth in Section 4.24.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(27) or Section 4001(a)(3) of ERISA.

“New Plans” has the meaning set forth in Section 6.10(b).

“NFSA” means the Norwegian Financial Supervisory Authority.

“Norwegian Securities Trading Act” means the Norwegian Securities Trading Act of 2007, as amended, and the rules and regulations promulgated thereunder.

“NYSE” means the New York Stock Exchange.

“Old Plans” has the meaning set forth in Section 6.10(b).

“Order” means any order, judgment, writ, decree or injunction, whether temporary, preliminary or permanent, issued by any court, agency or other Governmental Entity.

“OSE” means the Oslo Stock Exchange.

“Oslo Listing Document” means a document referred to in article 1(5)(f) and, if applicable, article 1(4)(g) of the Prospectus Regulation (EU) 2017/1129, complying with the requirements therein and the Commission Delegated Regulation (EU) 2021/528, and in each case prepared and executed by Parent in connection with the Merger.

“Outside Director” has the meaning set forth in Section 3.4(a)(iii).

“Outstanding Common Units” means the Company Common Units outstanding immediately prior to the Effective Time, without regard to Company RSUs, Company Phantom Common Units or Company Phantom Appreciation Rights, and excluding any Cancelled Units.

“Outstanding PARs” means the Company Phantom Appreciation Rights outstanding immediately prior to the Effective Time, which may not exceed Company Phantom Appreciation Rights relating to more than 570,000 common units representing a Membership Interest.

“Outstanding PUs” means the Company Phantom Common Units outstanding immediately prior to the Effective Time.

“Outstanding RSUs” means the Company RSUs outstanding immediately prior to the Effective Time.

“Parent” has the meaning set forth in the Preamble.

“Parent Alternative Proposal” means any bona fide proposal or offer made by any Person other than Company and its Affiliates for (a) a merger, amalgamation, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Parent, (b) the direct or indirect acquisition by any Person of more than twenty percent of Parent’s equity securities or of the voting power of the issued and outstanding Parent Ordinary Shares, including any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent or more of Parent’s equity securities or Parent Ordinary Shares with twenty percent or more of the voting power of the issued and outstanding Parent Ordinary Shares, or (c) any combination of the foregoing, in each case of clauses (a) and (b) whether in a single transaction or a series of related transactions.

“Parent Approvals” has the meaning set forth in Section 5.3(b).

“Parent Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” (within the meaning of Section 3(1) of ERISA), any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), or any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), in each case, whether or not such plans are subject to ERISA, and any bonus, incentive, retention, deferred compensation, severance, termination, retirement, supplemental retirement, vacation, stock purchase, stock option, restricted stock, stock appreciation right, stock-based or other equity-based compensation, profit sharing, employment, consulting, change of control, insurance, medical, welfare, fringe benefit or other plan, program, agreement, policy or arrangement (whether written or unwritten, insured or self-insured, covering a single individual or a group of individuals) (other than any (i) Multiemployer Plan; and (ii) plan mandated by Law to be contributed to by Parent or any of its Subsidiaries that is maintained by any Governmental Entity or other third party unrelated to Parent and its Subsidiaries), in each case, that is sponsored, maintained, contributed to or required to be contributed to, by Parent or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or consultants of Parent or its Subsidiaries or with respect to which Parent or any of its Subsidiaries have any liability.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Capitalization Date” has the meaning set forth in Section 5.2(b).

“Parent Credit Agreement” means that certain Super Senior Term and Revolving Facilities Agreement, dated as of February 22, 2022, by and among Parent, Seadrill Rig Holding Company Limited, Seadrill Finance Limited, the financial institutions party thereto as lenders, Global Loan Agency Services Limited, as agent, and certain other parties thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with Parent or any Subsidiary or (ii) would be treated together with Parent or any of its Subsidiaries as a single employer within the meaning of Section 4001(a)(14) of the Code.

“Parent Equity Awards” means the Parent TRSUs and Parent PRSUs described in Section 5.2.

“Parent Equity Plan” means Parent’s 2022 Management Incentive Plan.

“Parent Leased Real Property” has the meaning set forth in Section 5.16.

“Parent Material Adverse Effect” means any Effect that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on (a) the business, assets, operations, results of operations or condition (financial or otherwise) of Parent, its Subsidiaries and the Joint Ventures, taken as a whole or (b) the ability of Parent and its Subsidiaries to timely consummate the transactions contemplated by this Agreement, including any such Effect that prevents, materially delays or materially impedes Parent’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement; provided that for purposes of clause (a) no Effect to the extent arising from any of the following shall be taken into account in determining whether there has been, a Parent Material Adverse Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in, or other Effects with respect to, the market price or change in the trading volume of Parent Ordinary Shares (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change or Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (iii) changes or developments in, or other Effects with respect to, the industries in which Parent, its Subsidiaries and the Joint Ventures operate,

(iv) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated by this Agreement, including the impact thereof on the relationships of Parent or any of its Subsidiaries and the Joint Ventures with its or their employees, customers, suppliers, distributors, regulators or partners (it being agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the public announcement of this Agreement), or any litigation relating to the Merger or this Agreement (other than with respect to any representations and warranties of Parent specifically addressing the impact of the Merger or this Agreement on such matters), (v) the identity of Company or any of its Affiliates, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by Company, or failure to take any action prohibited by this Agreement, (vii) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (viii) any hurricane, tornado, fire, flood, earthquake, natural disaster, act of God or other comparable events, (ix) changes in Law or applicable regulations of any Governmental Entity, (x) changes in GAAP or generally accepted accounting standards or the interpretation thereof, (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect) or (xii) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions or regulatory action taken in respect thereof; provided that, with respect to clauses (i), (iii), (vii), (viii), (ix), (x), and (xii), such circumstances, events, changes or effects shall be taken into account to the extent they have a material and disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which Parent and its Subsidiaries operate; provided, further, that for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by Parent or any of its Subsidiaries may be taken into account in determining whether there has been a Parent Material Adverse Effect.

“Parent Material Contract” means any Contract that: (i) would be a “material contract” of Parent (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of Parent and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract to which Parent or any of its Subsidiaries or the Subject Joint Venture is a party providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $5,000,000 (excluding ordinary course financing arrangements among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries); (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity to which Parent or any of its Subsidiaries or the Subject Joint Venture is a party, or (B) which would require Parent or any of its Subsidiaries or any of the Joint Ventures to pay consideration of more than $5,000,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to Parent and its Subsidiaries, taken as a whole, the ability of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise) by Parent or any of its Subsidiaries or Joint Ventures of a material portion of the assets (other than goods, products or services in the ordinary course of business consistent with past practice), shares or capital stock or other equity interests of any Person for aggregate consideration in excess of $5,000,000 that has not been consummated prior to the date of this Agreement or pursuant to which Parent or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of $5,000,000; or (B) gives any Person the right to acquire any assets of Parent or any of its Subsidiaries or any of the Joint Ventures (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than $5,000,000; (vii) under which Parent or any of its Subsidiaries or any of the Joint Ventures agrees to indemnify or hold harmless any director or executive officer of Parent or any of its Subsidiaries or any of the Joint Ventures (other than pursuant to the certificate of incorporation or bylaws or equivalent governing documents of Parent or any of its Subsidiaries or Joint Ventures); (viii) is a Contract between any of Parent or any of its Subsidiaries or any of the Joint Ventures, on the one hand, and any shareholder of Parent holding five percent or more of the issued and outstanding Parent Ordinary Shares, on the other hand; (ix) is a Contract to which Parent or any of its Subsidiaries or any of the Joint Ventures is a party for futures, swap, collar, put, call, floor, cap, option, or other Contract to which Parent or any of its Subsidiaries or Joint Ventures is a party that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (x) is a Contract under which any of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of the Joint Ventures has advanced or loaned any amount of money to any of Parent’s or its Subsidiaries’ officers, directors, employees or consultants; (xi) is a Contract that provides for drilling services by or on behalf of Parent or any of its Subsidiaries where the amount involved exceeds $50,000,000 or the duration is reasonably expected to continue more than nine months past the date hereof (or six months past Closing); (xii) is a Contract that contains any provision that requires the purchase of all or a material portion of Parent’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to Parent and its Subsidiaries, taken as a whole, or that obligates Parent or any of its Subsidiaries or any of the Joint Ventures to conduct business on an exclusive or preferential basis with any third party, or upon consummation of the Merger, will obligate Parent or its Subsidiaries or any of the Joint Ventures to conduct business on an exclusive or preferential basis with any third party; (xiii) was entered into pursuant to the Parent Plan of Reorganization where the amount involved exceeds $5,000,000; (xiv) is a Contract expressly limiting or restricting the ability of Parent or any of its Subsidiaries or any of the Joint Ventures to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be; (xv) is a Contract that requires any capital commitment or capital expenditure (or series of capital expenditures) by Parent or any of its Subsidiaries or any of the Joint Ventures in an amount in excess of $5,000,000, individually, other than any purchase order or Contract for supply, inventory or trading stock acquired in the ordinary course of business consistent with past practice; (xvi) is a Contract with an independent contractor or other service provider for the provision of labor to Parent or any of its Subsidiaries or any of the Joint Ventures, which is not cancellable without penalty or without more than sixty days’ notice and which would require Parent or any of its Subsidiaries or any of the Joint Ventures to pay consideration of more than $5,000,000 after the date of this Agreement; (xvii) is a Contract providing for indemnification or any guaranty by Parent or any of its Subsidiaries or any of the Joint Ventures, in each case that is material to Parent and its Subsidiaries, taken as a whole, other than (x) any guaranty by Parent or any of its Subsidiaries or any of the Joint Ventures of any of the obligations of Parent or any of its Subsidiaries or any of the Joint Ventures that was entered into in the ordinary course of business consistent with past practice pursuant to or in connection with a customer Contract, or (y) any Contract providing for indemnification by Parent or any of its Subsidiaries of customers or other Persons pursuant to Contracts entered into in the ordinary course of business consistent with past practice; or (xviii) is a Contract the loss or breach of which would reasonably be expected to have a Parent Material Adverse Effect; provided, however, that “Parent Material Contract” shall not include any Parent Benefit Plan.

“Parent Notes” has the meaning set forth in Section 5.2(b).

“Parent Ordinary Shares” means validly issued, fully paid and non-assessable common shares, par value $0.01, of Parent.

“Parent Owned Real Property” has the meaning set forth in Section 5.16.

“Parent Permits” has the meaning set forth in Section 5.7(c).

“Parent Personal Information” has the meaning set forth in Section 5.15(c).

“Parent Plan of Reorganization” means the Second Amended Joint Chapter 11 Plan of Reorganization of Parent and its debtor affiliates pursuant to Chapter 11 of the Bankruptcy Code, as modified and supplemented, as confirmed by the United States Bankruptcy Court for the Southern District of Texas.

“Parent PRSUs” means the restricted stock unit awards granted under the Parent Equity Plan pursuant to the Performance-based Restricted Stock Unit Award Agreements provided pursuant to Section 5.2.

“Parent Real Property” has the meaning set forth in Section 5.16.

“Parent SEC Documents” has the meaning set forth in Section 5.4(a).

“Parent Share Issuance” means the issuance of the Aggregate Merger Consideration in connection with the Merger on the terms and subject to the conditions of this Agreement.

“Parent Takeback Debt Facility Agreement” means that certain Senior Secured Credit Facility Agreement dated February 22, 2022, by and among Parent, Seadrill Rig Holding Company Limited, Seadrill Finance Limited, the financial institutions party thereto as lenders, Global Loan Agency Services Limited, as agent, and certain other parties thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Parent Technology Infrastructure” has the meaning set forth in Section 5.15(c).

“Parent TRSUs” means the restricted stock unit awards granted under the Parent Equity Plan pursuant to the Time-vested Restricted Stock Unit Award Agreements provided pursuant to Section 5.2.

“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable, the amount or validity of which is being contested in good faith by appropriate proceedings or for which adequate reserves have been established, (b) inchoate, maritime liens and encumbrances for storage, repairs, necessaries, supplies, towage, drydock, bunkers, services, wharfage, and harbor dues, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, charterer’s, landlords’ or other similar Liens, whether arising under the Marshall Islands’ Maritime Act or Regulations or any other Marshall Islands’ or other applicable Law, arising in the ordinary course of business and consistent with past practice for amounts that are not delinquent and that will be paid in the ordinary course of business consistent with past practice, (c) with respect to the Company Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Company Real Property that are not violated by the current use or occupancy of such Company Real Property or the activities currently conducted thereon, in any material respect, (d) with respect to the Parent Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Parent Real Property which are not violated by the current use or occupancy of such Parent Real Property or the activities currently conducted thereon, in any material respect, (e) Liens in favor of lessors arising in connection with any property leased to Company and its Subsidiaries or Parent and its Subsidiaries and Joint Ventures, (f) Liens that are disclosed on the most recent consolidated balance sheet of Company or Parent or notes thereto (or securing liabilities reflected on such balance sheet), (g) with respect to the Company Leased Real Property, Liens arising from the terms of the related Leases, (h) with respect to Parent Leased Real Property, Liens arising from the terms of the related Leases, (i) with respect to the Company Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (i), would not interfere with the present use of the properties or assets of the business of Company and its Subsidiaries, taken as a whole, (j) with respect to the Parent Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (j), would not materially impair the value or interfere with the present use of the properties or assets of the business of Parent and its Subsidiaries and Joint Ventures, taken as a whole, and (k) Liens to secure the performance of statutory obligations, surety or appeal bonds, bid or performance bonds or other obligations of a like nature incurred in the ordinary course of business consistent with past practice, (l) Liens incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers’ compensation, unemployment insurance and other social security obligations, and (m) Liens incurred in connection with the Parent Credit Agreement, the Parent Takeback Debt Facility Agreement or the Ship Financing Arrangements.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity.

“Policies” has the meaning set forth in Section 4.19.

“Public Health Measures” means any closures, “shelter-in-place,” “stay at home,” workforce reduction, social distancing, shut down, curfew or other restrictions or any other Laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or any industry group in connection with COVID-19 or any other epidemic, pandemic or outbreak of disease, or in connection with or in response to COVID-19.

“Registration Rights Agreement” means that certain Registration Rights Agreement, substantially in the form of Exhibit C, to be entered into by Parent and the Consenting Members.

“Registration Statement” has the meaning set forth in Section 6.19(a).

“Regulation D” has the meaning set forth in the Recitals.

“Representatives” means, with respect to a Person, such Person’s investment bankers, consultants, attorneys, accountants, agents, advisors, Affiliates and other representatives.

“Sale Bonus Award Agreement” means the Sale Bonus Award Agreement, dated as of May 24, 2021, by and between Company and Steven Newman.

“Sale Bonus Award Termination Agreement” has the meaning set forth in Section 3.4(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 280G Payments” has the meaning set forth in Section 6.10(e).

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Ship Financing Arrangements” means (i) that certain head charter agreement originally dated 7 October 2008 (as amended from time to time, most recently on August 2, 2021) made between, among others, SFL Hercules Ltd. as owner and Seadrill Offshore AS as charterer relating to the lease of the West Hercules drilling unit, related security agreements and each of the guarantees provided by Parent, Seadrill Rig Holding Company Limited and Seadrill Treasury UK Limited, as guarantors in relation thereto; and (ii) that certain head charter agreement dated on or about February 18, 2022 made between, among others, SFL Linus Ltd. as owner and Seadrill Offshore AS as charterer relating to the lease of the West Linus drilling unit, sub-charter and each of the guarantees provided by Parent, Seadrill Rig Holding Company Limited and Seadrill Treasury UK Limited in relation thereto (including the performance guarantee provided by Parent in respect of the drilling contract with ConocoPhillips for West Linus).

“Specified Approvals” has the meaning set forth in Section 4.3(b).

“Strike Price” has the meaning set forth in Section 4.2(a).

“Subject Joint Venture” means Sonadrill Holding Ltd and each of its Subsidiaries.

“Subject Unit” has the meaning set forth in Section 3.1(c).

“Subsidiary” means, with respect to any party, any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (a) more than fifty percent of the outstanding voting securities are on the date of this Agreement directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Surviving Company” has the meaning set forth in Section 2.1.

“Surviving Company A&R LLC Agreement” has the meaning set forth in Section 2.4.

“Takeover Law” has the meaning set forth in Section 4.24.

“Tax Rate” has the meaning set forth in Section 3.4(a)(iii).

“Tax Return” has the meaning set forth in Section 4.14(b).

“Taxes” has the meaning set forth in Section 4.14(b).

“Termination Date” has the meaning set forth in Section 6.1(a).

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code (including any successor regulations).

“Voting and Support Agreement” has the meaning set forth in the Recitals.

“VPS” means Verdipapirsentralen ASA (also referred to as Euronext Oslo Securities), being a book-entry securities depository and shareholder register in Norway.

“VWAP” means the volume-weighted average price of a share of the Parent Ordinary Shares on exchanges in the United States for the 20 trading days ending on the trading day immediately prior to the Closing Date, rounded to five decimal places. For purposes of this definition, “volume” shall equal the “US Composite” volume as quoted by FactSet when using the ticker SDRL-US.

“Waived Benefits” has the meaning set forth in Section 6.10(e).

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such action or failure to take such action would be a breach of this Agreement.

“Written Consent” of a Person means the signed written consent of such Person in the form attached hereto as Exhibit B.

Section 1.2    Headings. Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 1.3    Interpretation. When a reference is made in this Agreement to an article or section, such reference shall be to an article or section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” in this Agreement are to United States dollars. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it were drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

THE MERGER; CONTRIBUTIONS

Section 2.1    The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Act, at the Effective Time, Merger Sub will merge with and into Company, the separate corporate existence of Merger Sub will cease and Company will continue its corporate existence under the Act as the surviving entity in the Merger (the “Surviving Company”) and a wholly owned Subsidiary of Parent.

Section 2.2    Effective Time of the Merger. Subject to the provisions of this Agreement, on the Closing Date, the parties shall cause the following to occur:

(a)    Merger Sub and Company shall cause to be executed and delivered for filing a Certificate of Merger (the “Certificate of Merger”) to the Registrar of Corporations for the Republic of the Marshall Islands, in such form and manner provided in the Act. The applicable parties thereto shall make all other filings or recordings required under the Act to effect the Merger.

(b)    The Merger shall become effective upon the filing of the Certificate of Merger with the Registrar of Corporations for the Republic of the Marshall Islands or at such time thereafter as is provided in the Certificate of Merger as agreed between the parties (such time as the Merger becomes effective, the “Effective Time”).

Section 2.3    Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Akin Gump Strauss Hauer & Feld LLP, 1111 Louisiana, 44th Floor, Houston, Texas 77002 at 9:00 a.m., local time, on the second Business Day after the satisfaction or waiver in accordance with this Agreement (by the party having the benefit of the applicable condition (to the extent permitted by applicable Law)) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or waiver in accordance with this Agreement by the party having the benefit of the applicable condition) of all conditions at the Closing), at such other place, date and time as Company and Parent may agree in writing or by electronic transmittal of executed documents. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 2.4    Organizational Documents of the Surviving Company. At the Effective Time, the Merger Sub LLC Agreement shall be amended and restated in substantially the form set forth on Exhibit D (the

“Surviving Company A&R LLC Agreement”) and the Surviving Company A&R LLC Agreement shall be the limited liability company agreement of the Surviving Company from and after the Effective Time, until duly amended in accordance with the terms thereof and applicable Law. Merger Sub intends to be treated as an association taxable as a corporation for U.S. federal income tax purposes, and parties shall not take actions or positions contrary to this intent.

Section 2.5    Officers and Directors of Parent and the Surviving Company.

(a)    Parent shall:

(i)    (A) hold an annual general meeting of its shareholders prior to March 31, 2023 (the “AGM”), and (B) put forth and recommend for approval by Parent’s shareholders at the AGM the Alternate Proposal (as defined below); provided, that Parent may also put forth a proposal to amend the bye-laws of Parent to enable the Parent Board to increase the number of directors comprising the full Parent Board by two persons and to fill the vacancies created by such increase (the “Bye-Law Amendment Proposal”).

(ii)    if the Bye-Law Amendment Proposal or the Alternate Proposal is approved by Parent’s shareholders at the AGM, take all actions reasonably necessary such that, on the later of the Effective Time and the date of the AGM, the number of directors of Parent be so increased and the two individuals identified in writing by Company at the written direction of the Consenting Majority Members to Parent within 45 days following the date hereof (the “Company Designees”) are appointed to the Parent Board, with each such person to serve as a director of Parent until the earlier of the next annual general meeting, such person’s resignation, death or removal or until such person’s successor is duly elected or appointed in accordance with Parent’s bye-laws, and Parent shall cause the register of directors and officers of Parent to be updated to reflect the appointment of such directors of Parent, and shall further update the Registrar of Companies in Bermuda to reflect such appointment of Parent directors; provided that Parent shall not be required to cause to be appointed any Company Designee to the Parent Board unless the Parent Board, acting reasonably and in good faith, has determined that (A) such Company Designee qualifies as “Independent” under Parent’s bye-laws, and qualifies as independent from any member of Company, (B) the appointment of such Company Designee will not violate the requirements of Parent’s bye-laws regarding the citizenship or residency of the directors, (C) such Company Designee meets the requirements of Section 3.1.3.5 (4) of the Euronext Oslo Issuer Rules, and (D) the exercise by the members of the Parent Board of their duties as directors of Parent does not require the Parent Board to determine that such Company Designee is not qualified to serve as a director of Parent.

(b)    In the event that a Company Designee is unable or unwilling to serve as a director on the Parent Board or is unable to satisfy the requirements of clauses (A) through (D) above, for any reason, prior to the date of such person’s appointment to the Parent Board, Company, acting at the direction of the Consenting Majority Members, shall have the right to designate another individual to serve as a director on the Parent Board and to become a Company Designee in place of such Company Designee originally designated (it being understood this right may be exercised on multiple occasions until a Company Designee is finally determined).

(c)    Company shall provide the identities of the Company Designees to Parent as promptly as practicable after being informed thereof by the Consenting Majority Members as provided above; if the AGM is not held until after Closing, Parent shall cause Company to comply with its obligations in this Section 2.5.

(d)    Parent shall effectuate Section 2.5(a) by causing Parent Board’s Joint Nomination and Remuneration Committee to recommend prior to the AGM that the number of directors comprising the full Parent Board be increased by two persons, and putting forth and recommending for approval by Parent’s shareholders at the AGM a proposal to (i) approve such recommendation with effect from the AGM (or, if later, the Effective Time) and (ii) authorize the Parent Board to fill those two vacancies (the “Alternate Proposal”). If the Alternate Proposal is approved by Parent’s shareholders (by a simple majority of the votes cast) at the AGM, the Parent Board shall fill the two vacancies in accordance with the provisions of those Section 2.5(a)(ii), (b) and (c). For the avoidance of doubt, Parent shall have no obligation to appoint more than two Company Designees to the Parent Board.

(e)    The parties hereto shall take all actions reasonably necessary such that, immediately after the Effective Time, the officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of Company, as the Surviving Company, until their successors have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Act and the organizational documents of the Surviving Company.

(f)    Company shall provide the identities of the Company Designees to Parent as promptly as practicable after being informed thereof by the Consenting Majority Members as provided above; if the AGM is not held until after Closing, Parent shall cause Company to comply with its obligations in this Section 2.5.

(g)    This Section 2.5 will survive the consummation of the Merger.

ARTICLE III

EFFECTS OF THE MERGER

Section 3.1    Conversion of Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holders of any of the following securities:

(a)    Conversion of Company Common Units. Subject to Section 3.3(d), each common unit representing a Membership Interest of Company (each a “Company Common Unit” and, collectively, the “Company Common Units”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Units), shall be converted automatically into the right to receive a number of Parent Ordinary Shares equal to the Final Unit Exchange Ratio; provided that any fractional Parent Ordinary Shares to which any holder would otherwise be entitled resulting from such conversion shall be treated as set forth in Section 3.3(d).

(b)    Company and Parent-Owned Company Common Units. Each Company Common Unit owned by Company, Merger Sub, Parent or any direct or indirect, wholly owned Subsidiary of Company or Parent (“Cancelled Units”), in each case, immediately prior to the Effective Time, shall cease to be outstanding, shall cease to exist and shall be cancelled without any conversion thereof, and no consideration shall be paid with respect thereto.

(c)    Conversion of Merger Sub Units. The membership interests of Merger Sub (the “Merger Sub Units”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable Company Common Unit (the “Subject Unit”). Parent, as the holder of such Subject Unit at the Effective Time, shall be automatically admitted as the sole member of Company at the Effective Time notwithstanding any provision of the Company LLC Agreement.

(d)    Exchange of Certificates. Certificates that immediately prior to the Effective Time represented the Company Common Units (the “Company Certificates” or “Certificates,” and the Company Common Units represented by book-entry, the “Company Book-Entry Units” or “Book-Entry Units”) shall be exchanged in accordance with Section 3.3.

Section 3.2    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

Section 3.3    Deposit of Aggregate Merger Consideration and Exchange Procedures; Other Amounts Payable.

(a)    Aggregate Merger Consideration. Parent shall prior to the Effective Time, deposit, or cause to be deposited, with a bank or trust company that shall be appointed by Parent subject to Company’s reasonable prior approval to act as an exchange agent hereunder (the “Exchange Agent”), in trust for the benefit of the Company Members and other Persons entitled to receive part of the Aggregate Merger Consideration hereunder, certificates (or evidence of shares in book-entry form, as the case may be), representing Parent Ordinary Shares comprising the Aggregate Merger Consideration. Such certificates (or evidence of book-entry form, as the case may be) representing Parent Ordinary Shares so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

(b)    Exchange Procedures; Fractional Shares.

(i)    As soon as reasonably practicable after the Effective Time, but in no event later than three Business Days following the Effective Time, Parent shall cause the Exchange Agent to mail or otherwise make available to each holder of record, as of the Effective Time, of Company Common Units (such holders, the “Former Company Holders,” and such units, the “Former Company Common Units”): (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such holder representing such Former Company Common Units, shall pass, only upon proper delivery of the Certificates or Book-Entry Units to the Exchange Agent) and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Units for payment of the applicable portion of the Aggregate Merger Consideration therefor. Such letter of transmittal shall be in such form and have such other provisions as Parent and Company may mutually agree prior to the Closing.

(ii)    Each Former Company Holder who surrenders to the Exchange Agent Company Certificate(s) or Company Book-Entry Unit(s), as applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required to effect registration of such Former Company Holder as a holder of Parent Ordinary Shares pursuant to such instructions, shall be entitled to receive in exchange therefor: (A) the number of whole Parent Ordinary Shares, if any (delivered, unless a Former Company Holder specifies otherwise (or the Exchange Agent has not been provided with information necessary to effect such delivery), or such Former Company Holder is a Consenting Member, through the facilities of DTC to such Former Company Holder (or such holder’s nominee)), into which such holder’s shares of Company Common Units represented by such holder’s properly surrendered Company Certificates or Company Book-Entry Units, as applicable, were converted in accordance with this Article III, and such Company Certificates or Company Book-Entry Units so surrendered shall be forthwith cancelled, and (B) a check in an amount of U.S. dollars equal to (I) the amount of cash in lieu of fractional interests in Parent Ordinary Shares to be paid pursuant to Section 3.3(d), if any, into which such holder’s Company Common Units represented by such holder’s properly surrendered Company Certificates or Company Book-Entry Units, as applicable, were converted in accordance with this Article III, plus (II) any cash dividends or other distributions that such holder has the right to receive pursuant to Section 3.3(c).

(c)    Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Ordinary Shares issuable with respect to Company Common Units shall be paid to the holder of any unsurrendered Certificates or Book-Entry Units until those Certificates or Book-Entry Units are surrendered as provided in this Article III. Upon surrender, there shall be issued and/or paid to the holder of the Parent Ordinary Shares issued in exchange therefor, without interest, (A) at the time of surrender, the dividends or other distributions payable with respect to those Parent Ordinary Shares with a record date on or after the date of the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those Parent Ordinary Shares with a record date on or after the date of the Effective Time but with a payment date subsequent to such surrender.

(d)    No Fractional Shares. No certificates or scrip or shares representing fractional Parent Ordinary Shares shall be issued upon the surrender for exchange of Company Certificates or Book-Entry Units or the cancellation of any Company Equity Awards and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Units and other Persons entitled to receive part of the Aggregate Merger Consideration hereunder who would otherwise have been entitled to receive a fraction of a share of Parent Ordinary Shares (after taking into account and aggregating all Company Certificates and Book-Entry Units, if any, delivered by such holder and Company Common Units underlying Company Equity Awards) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a share of Parent Ordinary Shares, and the denominator is the number of Parent Ordinary Shares constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Units and other Persons entitled to receive part of the Aggregate Merger Consideration hereunder. As promptly as possible following the Effective Time, the Exchange Agent shall sell at then-prevailing prices on the NYSE such number of Parent Ordinary Shares constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Units and other Persons entitled to receive part of the Aggregate Merger Consideration hereunder, with the cash proceeds (net of all commissions, transfer taxes and other out-of-pocket costs and expenses of the Exchange Agent incurred in connection with such sales) of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares (and if the proceeds of such share sales by the Exchange Agent are insufficient for such purpose, then Parent shall promptly deliver to the Exchange Agent additional funds or Parent Ordinary Shares in an amount equal to the deficiency required to make all such payments in lieu of fractional shares). The payment of cash in lieu of fractional Parent Ordinary Shares is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(e)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed on the first anniversary of the Effective Time shall be delivered to Parent, upon demand by Parent, and any members of Company or other relevant Persons who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of their claim for any part of the Aggregate Merger Consideration, any cash in lieu of fractional Parent Ordinary Shares and any dividends or distributions with respect to Parent Ordinary Shares.

(f)    No Liability. None of Parent, Company, the Surviving Company or Merger Sub shall be liable to any holder of Company Common Units or any Person entitled to receive part of the Aggregate Merger Consideration hereunder for cash or Parent Ordinary Shares (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)    Closing of Transfer Books. The Parent Ordinary Shares issued and cash paid pursuant to this Article III upon conversion of any Company Common Units shall be deemed to have been issued and paid in full and final satisfaction of all rights pertaining to such Company Common Units. From and after the Effective Time, the unit transfer books of Company shall be closed with respect to Company Common Units that were outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the unit transfer books of Company of Company Common Units that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Units are presented to Parent, Company or the Exchange Agent for transfer or any other reason, they shall be cancelled and exchanged pursuant to this Article III.

(h)    Lost, Stolen or Destroyed Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit or other declaration in a form reasonably acceptable to Parent of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in a customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay and deliver, in exchange for such lost, stolen or destroyed Certificate, the portion of the Aggregate Merger Consideration attributable to such

Certificate, any cash in respect of fractional shares and any dividends or distributions on the Certificate had such lost, stolen or destroyed Certificate been surrendered as provided in this Article III.

(i)    This Section 3.3 will survive the consummation of the Merger.

Section 3.4    Treatment of Company Equity Awards; Company Sale Bonus.

(a)    Treatment of Company Equity Awards.

(i)    At the Effective Time, each Outstanding PAR, whether vested or unvested, shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holders of the Outstanding PARs, be cancelled and converted into the right to receive (less required withholdings as provided in Section 3.5) a number of Parent Ordinary Shares equal to the Final PAR Exchange Ratio (delivered, unless such holder specifies otherwise (or the Exchange Agent has not been provided with information necessary to effect such delivery), on the Closing Date through the facilities of DTC to such holder (or such holder’s nominee)).

Notwithstanding the foregoing, (i) any fractional Parent Ordinary Shares shall be treated as set forth in Section 3.3(d), and (ii) if the Strike Price for the Outstanding PARs is greater than or equal to the product of (A) the Final Unit Exchange Ratio and (y) the VWAP, the Outstanding PARs shall, without any action on the part of Merger Sub, Company or the holders of the Company Phantom Appreciation Rights, be cancelled for no consideration at the Effective Time.

(ii)    At the Effective Time, each Outstanding RSU and Outstanding PU, whether vested or unvested, shall, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of the Outstanding RSUs or Outstanding PUs, be cancelled and converted into the right to receive (less required withholdings as provided in Section 3.5) that number of Parent Ordinary Shares equal to the Final Unit Exchange Ratio (delivered, unless such holder specifies otherwise (or the Exchange Agent has not been provided with information necessary to effect such delivery), on the Closing Date through the facilities of DTC to such holder (or such holder’s nominee)), subject to Section 3.4(a)(iii) below, in the case of a Cash Election (as defined below) by the holder of an Outstanding RSU; provided that any fractional Parent Ordinary Shares shall be treated as set forth in Section 3.3(d).

(iii)    Each non-employee member of the Company Board (each, an “Outside Director”) that holds an Outstanding RSU shall have the option to elect (the “Cash Election”) to receive cash from Company as consideration for the cancellation of such award and in lieu of a portion of the Parent Ordinary Shares otherwise issuable to such Outside Director pursuant to Section 3.4(a)(ii) (as to any Outside Director making the Cash Election, the number of Parent Ordinary Shares that would be issuable to such Outside Director pursuant to Section 3.4(a)(ii), but for the Cash Election, being referred to herein as such Outside Director’s “Maximum RSU Award Shares”); provided, that any such election must (i) be made in writing to Company by such Outside Director no later than the date of the trading day immediately prior to the Closing Date, (ii) specify the maximum personal income tax rate estimated by such Outside Director to be applicable to such Outside Director (the “Tax Rate”), and (iii) specify that percentage of such Outside Director’s Maximum RSU Award Shares as to which such Outside Director elects to receive cash instead of Parent Ordinary Shares, expressed as a decimal (the “Cash Percentage”), which percentage may not exceed the lesser of (A) the Tax Rate and (B) 75%. Any Outside Director who makes the Cash Election shall receive on the Closing Date as consideration for the cancellation of the Outstanding RSUs held by such Outstanding Director the following:

(A)

a number of Parent Ordinary Shares equal to the product of (1) 1 minus the Cash Percentage, times (2) such Outside Director’s Maximum RSU Award Shares; provided that any fractional Parent Ordinary Shares shall be treated as set forth in Section 3.3(d); and

(B)	an amount of cash paid by Company equal to the product of (1) the Cash Percentage, times (2) the number of such Outside Director’s Maximum RSU Award Shares, times (3) the VWAP.

(iv)    Notwithstanding anything to the contrary set forth herein, all Outstanding RSUs, including those Outstanding RSUs with respect to which a Cash Election is made, shall be considered Outstanding RSUs for purposes of the calculations set forth in Schedule I and Schedule II hereto.

(b)    Company Sale Bonus. Concurrently with the execution of this Agreement, Company and the grantee under the Sale Bonus Award Agreement entered into an agreement that provides that, as of immediately prior to the Effective Time, the Sale Bonus Award Agreement will be terminated (the “Sale Bonus Award Termination Agreement”), and the grantee under the Sale Bonus Award Agreement shall be entitled to receive (less required withholdings as provided in Section 3.6), that number of Parent Ordinary Shares calculated in accordance with Schedule II hereto without regard to anything set forth to the contrary in the Sale Bonus Award Agreement (such Parent Ordinary Shares, the “Company Sale Bonus”) (delivered, unless such grantee specifies otherwise (or the Exchange Agent has not been provided with information necessary to effect such delivery), on the Closing Date through the facilities of DTC to such holder (or such holder’s nominee)).

(c)    Prior to the Effective Time, Company will adopt such resolutions of the Company Board (or any appropriate committee thereof), take such actions, obtain any required consents and provide any required notices, as applicable as are required to effectuate the actions contemplated by this Section 3.4. Company shall provide Parent and its counsel with a copy of any resolutions, applicable documents, consents and notices, as applicable, contemplated by this Section 3.4(c) at least ten Business Days prior to distribution and contemplated execution thereof, and Company shall accept any reasonable changes requested in good faith by Parent or its counsel.

Section 3.5    Withholding. Each of Parent, the Exchange Agent, Merger Sub, Company, and the Surviving Company, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as each is required to deduct and withhold with respect to the making of such payment under the Code and the Treasury Regulations, or any applicable provision of U.S. state or local tax law or non-U.S. tax law; provided that, except with respect to amounts paid pursuant to Section 3.4, prior to making such withholding, Parent shall provide written notice to Company setting forth the basis and reasonable detail for such withholding and the parties agree to reasonably cooperate to avoid, reduce or eliminate such deduction or withholding. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the relevant party. Notwithstanding the foregoing, except with respect to amounts paid pursuant to Section 3.4, no U.S. federal withholding shall be permitted to be deducted or withheld from the consideration otherwise payable pursuant to this Agreement to the extent the relevant duly completed and executed IRS Form(s) W-9 and W-8 have been timely provided to the Exchange Agent.

Section 3.6    Adjustments. If, after the date hereof and prior to the Effective Time, either (i) Parent pays a dividend in, splits, consolidates or combines into a smaller number of shares, or issues by reclassification any Parent Ordinary Shares, or (ii) Company pays a distribution in, splits, consolidates or combines into a smaller number of units, or issues by reclassification any Company Common Units, then the Aggregate Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to the holders of Company Common Units, Company Equity Awards and the grantee under the Sale Bonus Award Agreement the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Aggregate Merger Consideration or other dependent item, as applicable, subject to further adjustment in accordance with this sentence.

Section 3.7    Intended Tax Treatment. The relevant parties will (i) file and retain such information as will be required under Treasury Regulations Section 1.368-3 and (ii) file all Tax Returns consistently with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Law) or a change in applicable Law. Each of the parties agrees to use its respective reasonable best efforts (i) to promptly notify the other parties of any challenge to the Intended Tax Treatment by any Governmental Entity, and (ii) to provide such information as their relevant equityholders who qualify as “significant holders” may require to file a statement with their U.S. federal income tax return in accordance with Section 1.368-3(b) of the Treasury Regulations. None of the parties or their respective Affiliates will knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. In the event that the Merger would reasonably be likely to fail to qualify for the Intended Tax Treatment, the parties agree (i) to cooperate in good faith to explore such modifications to the structure or alternative structures as would permit the Merger to qualify for the Intended Tax Treatment and (ii) to the extent the parties agree to pursue any such modification or alternative structure in the exercise of their reasonable discretion, the parties will enter into an appropriate amendment to this Agreement to reflect such modification or alternative structure; provided, however, that any actions taken pursuant to this Section 3.7 will not prevent, delay or impede the Closing or impose any unreimbursed cost on any party without the consent of such party.

Section 3.8    [Reserved].

Section 3.9    Legend Removal. Following the Closing Date, Parent shall use its best efforts to comply with any request by a Consenting Member or its Affiliates to effect the removal of any notation of any securities legend on such Consenting Member’s or such Affiliate’s certificate representing Parent Ordinary Shares (or the book entry account maintained by the transfer agent) forming part of the Aggregate Merger Consideration and Parent shall bear all costs associated therewith (other than the costs of such Consenting Member’s or such Affiliate’s legal counsel), regardless of whether the request is made in connection with a sale or otherwise, so long as such Consenting Member or Affiliate provides to Parent any information Parent deems reasonably necessary to determine that the legend is no longer required under the Securities Act or applicable Laws (including an opinion of legal counsel to Parent or such Affiliate). This Section 3.9 will survive the consummation of the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the disclosure letter delivered by Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of Company Disclosure Letter shall be deemed disclosed with respect to all other sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure, without expert knowledge of the same), Company represents and warrants to Parent as follows:

Section 4.1    Qualification, Organization, Subsidiaries, etc.

(a)    Company is (i) a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) qualified to do business and is in good standing as a foreign limited liability company or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Company Material Adverse Effect. Company has made available to Parent true and complete copies of the organizational documents of Company. The Company LLC Agreement is enforceable against the Company Members in accordance with its terms subject to the Enforceability Exceptions.

(b)    Each of Company’s Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite limited liability company, corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign limited liability company, corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect or as set forth on Section 4.1(b) of the Company Disclosure Letter. Company has made available to Parent true and complete copies of the charter and bylaws (or similar organizational documents) of each of Company’s Subsidiaries. Section 4.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of Company and each Subsidiary’s jurisdiction of incorporation or formation. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Subsidiaries is duly authorized, validly issued, fully paid (to the extent required by applicable Laws and the organizational documents of such Subsidiary) and non-assessable (except as provided in Sections 20, 31, 40 and 49 of the Act or analogous provisions of the jurisdiction of incorporation or formation of such Subsidiary) and owned, directly or indirectly, by Company or by a direct or indirect, wholly owned Subsidiary of Company, free and clear of any Liens. No direct or indirect Subsidiary of Company owns any Company Common Units or Company Equity Awards.

Section 4.2    Capitalization.

(a)    As of the close of business on the date hereof (the “Company Capitalization Date”), there were (i) 20,000,000 Company Common Units issued and outstanding and (ii) Company Equity Awards in respect of an aggregate of 797,804 Company Common Units outstanding, 570,000 of which are Company Phantom Appreciation Rights (all of which have an exercise price of $27.52 per Company Phantom Appreciation Right, referred to herein as the “Strike Price”), 105,700 of which are Company Phantom Common Units and 122,104 of which are Company RSUs. As of the Company Capitalization Date, there were 254,827 Company Common Units available for issuance under the Company Equity Plan. All outstanding Company Common Units are duly authorized, validly issued, fully paid (to the extent required by applicable Laws and the Company LLC Agreement) and non-assessable (except as provided in Sections 20, 31, 40 and 49 of the Act), and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Company Capitalization Date, Company has not issued any Membership Interests, Company Equity Awards or other equity interests, or any securities convertible into or exchangeable or exercisable for any Membership Interests or other equity interests.

(b)    Company has delivered to Parent true and complete copies of each Company Equity Plan and form of agreement evidencing each Company Equity Award, and has also delivered any other Company Equity Award agreements to the extent there are variations from the form of agreement, with the Person(s) to whom such variant form apply(ies). Each Company Equity Award (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Equity Plan pursuant to which it was issued, (ii) has a grant date identical to the date on which the Company’s Board or compensation committee, if applicable, actually awarded such Company Equity Award, (iii) qualifies for the tax and accounting treatment afforded to such Company Equity Award in Company’s tax returns and Company’s financial statements, respectively, and (iv) does not trigger any liability for the holder thereof under Section 409A of the Code. Each Company Phantom Appreciation Right has a base price per Company Common Unit equal to or greater than the fair market value of a Company Common Unit at the close of business on the date of such grant.

(c)    Except as set forth in subsection (a) above, in the Company LLC Agreement and any Company Common Units issued in respect of the outstanding Company Equity Awards identified in subsection (a) above, as of the date of this Agreement, (i) Company does not have any Membership Interests issued or outstanding other than Company Common Units that have become outstanding after the Company Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (a) above, (ii) there are no outstanding subscriptions, options, warrants, preemptive rights, phantom unit, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of Membership Interests (or other property in respect of the value thereof) to which Company or any of Company’s Subsidiaries is a party obligating Company or any of Company’s Subsidiaries to (A) issue, transfer or sell any Membership Interests or other equity interests of Company or any Subsidiary of Company or securities convertible into or exchangeable for such Membership Interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, preemptive rights, phantom unit, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, and (iii) there are no outstanding obligations of Company or any Subsidiary of Company to make any payment based on the price or value of any capital stock or other equity securities of Company or any of its Subsidiaries.

(d)    Neither Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Members on any matter.

(e)    Except as set forth in the Company LLC Agreement, there are no voting trusts or other agreements or understandings to which Company or any of its Subsidiaries is a party with respect to the voting of any Membership Interests or other limited liability company interests, voting securities or other equity interests of Company or any of its Subsidiaries.

Section 4.3    Authority Relative to this Agreement; No Violation.

(a)    Company has the requisite limited liability company power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Member Approval, to consummate the transactions contemplated by this Agreement. The Company Board, at a duly held meeting on December 19, 2022, has (i) approved, authorized and adopted this Agreement, (ii) resolved that it is advisable, fair to and in the best interests of Company and the Company Members to consummate the transactions contemplated by this Agreement, including the Merger in which the outstanding limited liability company interests of Company (other than any Cancelled Units) will be converted into the right to receive Parent Ordinary Shares, and (iii) resolved to submit this Agreement and the Merger for the approval by the Company Members and determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Company Members vote to approve this Agreement. Except for the Company Member Approval and the filing of the Certificate of Merger with the Registrar of Corporations for the Republic of the Marshall Islands, no other limited liability company proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Company and, assuming this Agreement constitutes the valid and binding agreement of each of Parent and Merger Sub, constitutes the valid and binding agreement of Company, enforceable against Company in accordance with its terms, subject to the Enforceability Exceptions.

(b)    The execution, delivery and performance by Company of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement by Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any federal, state, local or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the Certificate of Merger, (ii) compliance with any applicable foreign or state securities or blue sky laws, (iii) any required filings with the Office of the Maritime Administrator of the Republic of the Marshall Islands, or other applicable registry, in connection with any transfer, by merger, amalgamation or other reorganization, of the ownership of Company’s offshore drilling units listed on Section 4.6 of the Company Disclosure Letter, (iv) the filing of a pre-merger notification and report form under the HSR Act and (v) the other consents and/or notices set forth on Section 4.3(b) of the Company Disclosure Letter (collectively, clauses (i) through (v), the “Specified Approvals”), and (vi) notification to the Bermuda Monetary Authority regarding the change in beneficial ownership of the Company Bermuda

Subsidiaries, and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    The execution, delivery and performance by Company of this Agreement and the consummation by Company of the Merger and the other transactions contemplated by this Agreement do not and will not (i) assuming receipt of the Company Member Approval, contravene or conflict with, or breach any provision of, the organizational or governing documents of Company or any of its Subsidiaries or (ii) assuming compliance with the matters referenced in Section 4.3(b), receipt of the Specified Approvals and the receipt of the Company Member Approval, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to Company or any of its Subsidiaries or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any Contract to which Company or any of its Subsidiaries or by which they or any of their respective properties or assets may be bound or affected, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Company or any of its Subsidiaries, other than, in the case of clauses (ii)(A) and (B), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4    Reports and Financial Statements.

(a)    Attached to Section 4.4(a) of the Company Disclosure Letter are: (i) Company’s unaudited consolidated balance sheet as of September 30, 2022 and the related statement of income for the nine-month period then ended, and (ii) Company’s audited consolidated balance sheet as of, and the related statements of income and cash flows for the fiscal year ended December 31, 2021 (collectively, the “Company Financial Statements”). Except as set forth on Section 4.4(a) of the Company Disclosure Letter, the Company Financial Statements present fairly in all material respects, in accordance with GAAP, the consolidated financial condition and results of operations of Company and its Subsidiaries as of the dates and for the periods referred to therein applied on a consistent basis during the periods presented, except as may be indicated in the notes thereto and subject, in the case of the unaudited financial statements, to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from normal, year-end audit adjustments, none of which are expected to be material, made in the ordinary course of business consistent with past practice.

(b)    The books of account and other financial records of Company and its Subsidiaries have been kept accurately, in all material respects, in the ordinary course of business and consistent with applicable Laws, and the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of Company have been properly recorded therein in all material respects.

(c)    Except as set forth on Section 4.4(c) of the Company Disclosure Letter, since May 24, 2021, no bankruptcy, insolvency, winding up, or similar proceedings have occurred or are pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries or Company’s or any of its Subsidiaries’ properties or assets, and there is no basis therefor. Except as set forth on Section 4.4(a) of the Company Disclosure Letter, each of Company’s and its Subsidiaries is, and will be as of immediately prior to the Closing, financially solvent in accordance with GAAP.

Section 4.5    Internal Controls and Procedures.

(a)    Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of Company are being executed and made only in accordance with appropriate authorizations of management and the Company Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) maintain accountability for assets, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of Company and its Subsidiaries. Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b)    To the Knowledge of Company, from May 24, 2021 through the date of this Agreement, (i) neither Company nor any of its Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of Company or any of its Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in unlawful accounting or auditing practices and (ii) there has been no material change in any accounting controls, policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise) of Company that is not described in the Company Financial Statements. Since May 24, 2021, Company and its Subsidiaries have not identified and have not been advised in writing by the auditors of Company and its Subsidiaries of any fraud or allegation of fraud, whether or not material, that involves management or other employees of Company or any of its Subsidiaries who have a role in Company’s or any of its Subsidiaries internal controls over financial reporting.

Section 4.6    Ownership and Maintenance of Drilling Units. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either Company or a Subsidiary of Company either (i) leases or (ii) has good and marketable title to the drilling units listed on Section 4.6 of the Company Disclosure Letter, as applicable, in each case, to the extent owned, free and clear of all Liens except for Permitted Liens, and no such drilling unit or any related asset is leased under an operating lease from a lessor that, to Company’s Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the drilling units listed on Section 4.6 of the Company Disclosure Letter have been maintained consistent with general practice in the offshore drilling industry for active and idle units and are in good operating condition and repair, subject to ordinary wear and tear.

Section 4.7    No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of Company and its Subsidiaries as of December 31, 2021 or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since January 1, 2022 and (d) for liabilities or obligations that have been discharged or paid in full, neither Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Company and its Subsidiaries, other than liabilities that do not constitute, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8    Compliance with Law; Permits.

(a)    Each of Company and its Subsidiaries is, and since May 24, 2021 (in the case of Company) and the later of May 24, 2021 and such Subsidiary’s respective date of incorporation, formation or organization (in the case of a Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign law, constitution, treaty, convention, statute, ordinance, rule, regulation, judgment, settlement, Order, arbitration award or agency requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. There are no material defaults or events which, with the passage of time or the giving of notice, would constitute a default under or non-compliance with any provision of the Company Plan of Reorganization by Company or any of its Subsidiaries. Anything contained in this Section 4.8(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 4.8(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article IV.

(b)    Without limiting the generality of Section 4.8(a), none of Company, any of its Subsidiaries or, to the Knowledge of Company, any of their respective joint venture partners, joint interest owners, variable interest entity owners, consultants, agents or representatives of any of the foregoing (in their respective capacities as such), has (i) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or Brazilian Federal Law No. 12,683/2012, as applicable, or any similar anti-corruption Law of any other applicable jurisdiction or (ii) except as would not have, individually or in the aggregate, a Company Material Adverse Effect, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person.

(c)    Each of Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect or as set forth on Section 4.8 of the Company Disclosure Letter. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of Company, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Company Material Adverse Effect. Company and its Subsidiaries are not, and since January 1, 2020 have not been, in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Company, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Company or any of its Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.9    Environmental Laws.

(a)    To the Knowledge of Company, expect as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) Company and each of its Subsidiaries are, and since May 24, 2021 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) neither Company nor any of its Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that Company or any of its Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, except in each clauses (A) and (B), for such matters that have been fully resolved and are not a source of ongoing obligations or requirements, (iii) neither Company nor any of its Subsidiaries has handled, treated, stored, transported, disposed of, arranged for or permitting the disposal of, or released any Hazardous Substances, or owned or operated any property or facility (and, to the Knowledge of Company, there have been no releases of Hazardous Substances to or from any property or facility owned, operated or otherwise used by Company or any of its Subsidiaries), in each case, in a manner that has given or would reasonably be expected to give rise to liability of Company or any of its Subsidiaries pursuant to any Environmental Law, (iv) except as set forth on Section 4.9 of the Company Disclosure Letter, neither Company nor any of its Subsidiaries is subject to any outstanding Order or pending Action or, to the Knowledge of Company, threatened Action pursuant to any Environmental Law, (v) neither Company nor any of its Subsidiaries has owned, leased or operated a site or, to the Knowledge of Company, disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, that has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date, (vi) each of Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity (“Environmental Permits”) required by Environmental Law for Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, and all such Environmental Permits are in full force and effect, free from breach, and the transactions contemplated by this Agreement will not adversely affect them, and (vii) neither Company nor any of its Subsidiaries has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.

(b)    To the Knowledge of Company, Company has delivered or made available to Parent all material environmental audits, reports and other material environmental documents relating to Company’s facilities or operations including the Company Real Property and any other real property previously owned or operated by Company, that are in its possession, custody or under its reasonable control.

(c)    As used herein, “Environmental Law” means any Law relating to (i) the preservation, remediation, restoration or protection of the environment, natural resources or, to the extent related to exposure to Hazardous Substances, human health and safety or (ii) the manufacture, production, use, storage, recycling, testing, treatment, generation, transportation, handling, release, disposal, cleanup or control of Hazardous Substances.

(d)    As used herein, “Hazardous Substance” means substance, material or waste which is regulated by any Environmental Law based on its effect or potential effect on human health and safety or the environment, including any substance, material or waste listed, defined, designated or classified as a pollutant or contaminant or as hazardous or toxic under any Environmental Law. Hazardous Substance includes asbestos, or asbestos-containing material, petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, radioactive material, per- or polyfluoroalkyl substances and polychlorinated biphenyls.

Section 4.10    Employee Benefit Plans.

(a)    Section 4.10(a) of the Company Disclosure Letter lists each Company Benefit Plan applicable to employees in the U.S. and UK. Other than the Company Benefit Plans set forth in Section 4.10(a) of the Company Disclosure Letter, Company has no liability with respect to any Company Benefit Plan. Company has, prior to the date of this Agreement, made available to Parent true, correct and complete copies of (i) each material Company Benefit Plan and certain related documents, including (i) each writing constituting a part of such Company Benefit Plan, including all material amendments thereto; (ii) written descriptions of such Company Benefit Plan if such Company Benefit Plan is not set forth in a written document; (iii) the two most recent Annual Reports (Form 5500 or 990 Series) and accompanying schedules and financial statements, if any; (iv) the most recent determination or opinion letter from the Internal Revenue Service (“IRS”) (if applicable) for such Company Benefit Plan; (v) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Company Benefit Plan, if any; (vi) the most recent actuarial report, financial statement or valuation report for such Company Benefit Plan, if any; (vii) the most recent summary plan description, together with the summary or summaries of all material modifications thereto; and (viii) all material correspondence to or from any Governmental Entity or the Pension Benefit Guaranty Corporation or any equivalent or analogous body in respect of Company Benefit Plans outside the United States in the last three years relating to such Company Benefit Plan.

(b)    With respect to each Company Benefit Plan (i) each Company Benefit Plan has been, in all material respects, established, operated, maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the Knowledge of Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) each Company

Benefit Plan that is subject to the laws of any jurisdiction outside of the United States complies in all material respects with applicable local Law and (A) all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based on reasonable actuarial assumptions and (B), if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities and to the Knowledge of Company, there are no circumstances which could cause any such “good standing” to be withdrawn; (iv) no Company Benefit Plan provides, and neither Company nor any of its Subsidiaries has any liability or obligation for the provision of, medical, disability, life insurance or other welfare benefits with respect to current or former employees, directors, officers or consultants of Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (v) no liability under Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code or under any Multiemployer Plan has been incurred by Company, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no event occurred and no condition exists that would reasonably be expected to result in a risk to Company or any of its Subsidiaries of incurring any liability thereunder; (vi) no events have occurred that could result in a payment by or assessment against Company or any of its Subsidiaries of any excise taxes under Section 4972, 4975, 4976, 4979, 4980B, 4980D, 4980E or 5000 of the Code; (vii) all premiums and contributions or other amounts payable by Company or its Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (viii) none of Company, its Subsidiaries nor their respective ERISA Affiliates contributes or is obligated to contribute to a Multiemployer Plan; (ix) there are no pending, or, to the Knowledge of Company, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity or the Pension Benefit Guaranty Corporation by, on behalf of, with respect to or against any of Company Benefit Plans or any trust related thereto; (x) neither Company, any of its Subsidiaries nor, to the Knowledge of Company, any other Person, has made any binding commitment to modify, change or terminate any Company Benefit Plan, and there has been no amendment to, or written interpretation or announcement by Company or any of its Subsidiaries regarding any Company Benefit Plan that would materially increase the expense or maintaining such Company Benefit Plan above the level or expenses incurred with respect to that plan for the fiscal year ended December 31, 2021.

(c)    Neither Company, any Company Benefit Plan nor, to the Knowledge of Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject Company or any ERISA Affiliate to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code. Neither Company nor any of its Subsidiaries has engaged in a transaction that could result in a material civil penalty under Sections 409 or 502(i) of ERISA. Neither Company, any of its Subsidiaries nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Benefit Plan. No “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred with respect to any Company Benefit Plan, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(d)    No Company Benefit Plan is or has within the last six years been subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and neither Company nor any of its ERISA Affiliates has within the past six years sponsored, maintained, contributed to or been required to contribute to any such plan.

(e)    Each Company Benefit Plan that is a “nonqualified deferred compensation plan” complies in all material respects with the requirements of Section 409A of the Code by its terms and has been operated in all material respects in accordance with such requirements.

(f)    Except as provided in this Agreement, as required by applicable Law or as set forth on Section 4.10(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement, nor the consummation of the transactions contemplated by this

Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Company or any of its Subsidiaries to any severance payments or any additional compensation or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer; (iii) directly or indirectly cause Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan; (iv) otherwise give rise to any material liability under any Company Benefit Plan; (v) limit or restrict the right of Company to merge, amend or terminate any Company Benefit Plan; or (vi) result in the payment of any amount that could become payable to any Company employee or service provider that could, individually or in combination with any other payment, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(g)    Neither Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

Section 4.11    Absence of Certain Changes or Events.

(a)    From January 1, 2022 through the date of this Agreement, other than the transactions contemplated by this Agreement or as set forth on Section 4.11(a) of the Company Disclosure Letter, Company and its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b)    Since January 1, 2022, there has not been any event or effect that has had, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12    Investigations; Litigation. Except as set forth on Section 4.12 of the Company Disclosure Letter, there is no investigation or review pending (or, to the Knowledge of Company, threatened) by any Governmental Entity with respect to Company or any of Company’s Subsidiaries that would have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 4.12 of the Company Disclosure Letter, there are no Actions pending (or, to the Knowledge of Company, threatened) against or affecting Company or any of Company’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13    Disclosure Documents. None of the information supplied or to be supplied by Company specifically for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 6.19(a)), at the time such Registration Statement becomes effective under the Securities Act, at the time of any amendment or supplement thereto or at the time of mailing to the Company Members or (ii) the Oslo Listing Document, on the date of the Oslo Listing Document, and at the time of any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 4.13, no representation or warranty is made by Company with respect (i) information or statements made or incorporated by reference that were not supplied by or on behalf of Company or (ii) information or statements made or incorporated by reference that were supplied by or on behalf of Company, but in which Company has not been made able to verify prior to the finalization of the Oslo Listing Document or the Registration Statement.

Section 4.14    Tax Matters.

(a)    Since May 24, 2021, except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate in all material respects; (ii) Company and each of its Subsidiaries have timely paid in full all Taxes required to be paid by any of them, whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to Company or any of its Subsidiaries; (iii) Company and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder, or other third party; (iv) except as provided in Section 4.14 of the Company Disclosure Letter, to the Knowledge of Company, there are no outstanding, pending or threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes of Company or any of its Subsidiaries; (v) neither Company nor any of its Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency which period (after giving effect to such extension or waiver) has not yet expired (in each case other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice); (vi) there are no Liens for Taxes upon any property of Company or any of its Subsidiaries, except for Permitted Liens; (vii) neither Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date of this Agreement; (viii) neither Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2); (ix) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) has been entered into by or with respect to Company or any of its Subsidiaries, which agreement will be binding on such entity after the Closing Date; (x) neither Company nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable U.S. state or local Law or non-U.S. Law) other than a group the common parent of which was Company; (xi) neither Company nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (A) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (B) any agreement or arrangement solely between or among Company and/or its Subsidiaries; (xii) no claim has been made in writing by any Tax authority in a jurisdiction where Company or any of its Subsidiaries has not filed Tax Returns of a particular type that Company or any of its Subsidiaries is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction; and (xiii) Company is, and has been, properly treated as an association taxable as a corporation for U.S. federal income tax purposes.

(b)    As used in this Agreement, (i) “Taxes” means any and all U.S. federal, state, or local taxes or non-U.S. taxes, social security contributions, customs, duties or other governmental assessments of any kind whatsoever (whether payable directly or by withholding) (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, disability, net worth, excise, withholding, ad valorem, value added, gains, transfer, environmental (including taxes under prior Section 59A of the Code), license, stamp, occupation, severance, premium, registration, estimated, alternative or add-on minimum tax and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or statement related to Taxes.

Section 4.15    Labor Matters.

(a)    None of the employees of Company or any of its Subsidiaries is represented in his or her capacity as an employee of Company or any Subsidiary by any union or other labor organization. Neither Company nor any Subsidiary is, or has been during the period from May 24, 2021 to the date of this Agreement, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. As of the date of this Agreement, (i) there are no, and have not been during the two-year period preceding the date of this Agreement any, activities or proceedings of any labor organization to organize any employees of Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization; (ii) there are no, and have not been during the two-year period preceding the date of this Agreement any, strikes, lockouts, slowdowns, work stoppages, job actions, picketing, labor disputes, or any similar activity pending or in effect with respect to employees of Company or any of its Subsidiaries, (iii) to the Knowledge of Company, there is no, and has not been during the two-year period preceding the date of this Agreement any, formal union organizing effort pending against Company or any of its Subsidiaries, and (iv) there is no, and has not been during the two-year period preceding the date of this Agreement any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has a duty to bargain with any union or other labor organization.

(b)    Neither Company nor any of its Subsidiaries has received written notice during the past two years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Company or any of its Subsidiaries with respect to such matters and, to the Knowledge of Company, no such investigation is in progress or threatened. Company and each of its Subsidiaries are, and during the three-year period preceding the date of this Agreement have been, in material compliance with all applicable Laws in respect of labor, employment and employment practices, including terms and conditions of employment, wages and hours, immigration, Fair Labor Standards Act exempt/non-exempt classifications, and occupational safety and health, and classifications of service providers as employees and/or independent contractors. There are no material employment-related Actions pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries.

(c)    Neither Company nor any of its Subsidiaries has any liability under the Worker Adjustment and Retraining Act of 1988 or any similar state, local or other applicable Laws related to plant closings, relocations, mass layoffs and employment losses as a result of any action taken by Company or any of its Subsidiaries.

Section 4.16    Intellectual Property.

(a)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, Company and its Subsidiaries either own or have a valid and enforceable right to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, software and other intellectual property rights (collectively, “Intellectual Property”) as are necessary to conduct the business of Company and its Subsidiaries as currently conducted by Company and its Subsidiaries. To the Knowledge of Company, (i) neither Company nor any of its Subsidiaries is currently infringing, misappropriating or violating, or has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or licensed to Company or any of its Subsidiaries. As of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of Company, threatened that (A) challenge or question Company’s ownership or right to use Intellectual Property of Company or any of its Subsidiaries or (B) assert infringement, misappropriation or violation by Company or any of its Subsidiaries of any Intellectual Property of a third party. It is agreed and understood that no representation or warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 4.16(a).

(b)    Company and its Subsidiaries have taken commercially reasonable steps to protect the information technology systems used in connection with the conduct of the business of Company and its Subsidiaries (“IT Systems”) from Contaminants. As used herein, “Contaminants” means any material “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such software or data or other software of users. To Company’s Knowledge, (i) there have been no material unauthorized intrusions or breaches of the security of Company’s or any of its Subsidiaries’ IT Systems, and (ii) trade secrets, the data and information which they store or process has not been corrupted in any material discernible manner or accessed or used without Company’s or any of its Subsidiaries’ authorization.

(c)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, Company and each of its Subsidiaries are, and since May 24, 2021 have been, in compliance in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Company or any of its Subsidiaries (“Company Personal Information”); (ii) all Contracts under which Company or any of its Subsidiaries is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Company or any of its Subsidiaries; and (iii) applicable Law, as well as its own rules, policies, and procedures, relating to the protection of Company servers, systems, database, and other assets for both its information technology and operational technology infrastructure (“Company Technology Infrastructure”). No such Company Personal Information or Company Technology Infrastructure was the subject of any unauthorized access, use, or hacking.

Section 4.17    Real Property; Personal Property. Section 4.17 of the Company Disclosure Letter lists each real property leased by Company or its Subsidiaries (the “Company Leased Real Property”) and each real property owned by Company or its Subsidiaries (the “Company Owned Real Property”; and, together with the Company Leased Real Property, the “Company Real Property”) comprises all of the real property occupied or otherwise used in the operation of Company’s business. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, Company or a Subsidiary of Company has good and valid title to all of the Company Owned Real Property and good title to all its owned personal property and has valid leasehold or sublease hold interests in all of Company Leased Real Property and leased personal property, free and clear of all Liens (except for Permitted Liens). Neither Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Company Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion thereof or interest therein. Neither Company nor any of its Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of Company, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Lease is a valid and binding obligation of Company or the Subsidiary of Company which is party thereto and, to the Knowledge of Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.

Section 4.18    Material Contracts. A true and complete copy of each Company Material Contract (including any amendments thereto) has been made available to Parent prior to the date of this Agreement. Neither Company nor any Subsidiary of Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of Company or the Subsidiary of Company which is party thereto and, to the Knowledge of Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither Company nor any of its Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of Company, a breach or default on the part of Company or any of its Subsidiaries under a Company Material Contract, and (ii) no party to any Company Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 4.19    Insurance Policies. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) all material insurance policies (“Policies”) covering Company and its Subsidiaries and its and their respective assets, properties and operations provide insurance in such amounts and against such risks as is commercially reasonable pursuant to prudent industry practice, and (b) all of the Policies are in full force and effect. Since January 1, 2022 through the date of this Agreement, neither Company nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of Company or any of its Subsidiaries.

Section 4.20    Government Contracts.

(a)    Neither Company nor any of its Subsidiaries nor, to the Knowledge of Company, their respective managers, directors or officers, employees, consultants or agents, is or has been (i) debarred, suspended or excluded from participation in or the award of any Government Contract, (ii) proposed for suspension, debarment, or exclusion from participation in or the award of any Government Contract, or (iii) subject to a finding of non-responsibility or ineligibility for the award any Government Contract.

(b)    Each of Company and its Subsidiaries, to the Knowledge of Company, has (i) complied with all material terms and conditions of its Government Contracts; (ii) complied with all material requirements of Law pertaining to its Government Contracts; (iii) ensured that all representations and certifications executed with respect to its Government Contracts were accurate and truthful in all material respects as of their effective date; and (iv) not violated, in any material respect, any Law or contractual restriction associated with the employment of (or discussions concerning possible employment with) current or former officials or employees of a Governmental Entity, including but not limited to the “revolving door” and “financial interest” restrictions set forth at 18 U.S.C. § 207 and § 208.

(c)    Neither Company nor any of its Subsidiaries has (i) made any voluntary or mandatory disclosure to any Governmental Entity with respect to any alleged irregularity, unlawful conduct, misstatement, significant overpayment, or omission arising under or relating to a Government Contract; (ii) received any written (or, to the Knowledge of Company, oral) notice of any determination by a Governmental Entity regarding, nor entered into a consent order or administrative agreement, with a Governmental Entity regarding, any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of Law or regulation, or any administrative or contractual requirement related to a Government Contract; (iii) received any written (or, to the Knowledge of Company, oral) notice of complaint (whether or not sealed or partially unsealed) regarding any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of law or regulation, or any administrative or contractual requirement related to a Government Contract; nor (iv) received subpoenas, search warrants, or civil investigative demands addressed to or requesting information involving Company or any of its members, managers, officers, employees, affiliates, consultants, agents, or representatives in connection with or concerning any information related to a Government Contract.

(d)    Neither Company nor any of its Subsidiaries currently holds a classified Government Contract or performs under a Government Contract requiring access to classified information.

Section 4.21    Finders or Brokers. Except for Intrepid Partners, LLC (the “Company Financial Advisor”), neither Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.22    Opinion of Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor, dated as of the date of the Company Board’s approval of this Agreement, substantially to the effect that, subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Aggregate Merger Consideration is fair, from a financial point of view, to holders of Company Common Units, Outstanding RSUs, Outstanding PUs and Outstanding PARs, collectively.

Section 4.23    Required Vote of the Company Members. The affirmative vote of the holders of two-thirds (2/3) of issued and outstanding Company Common Units entitled to vote is the only vote of holders of securities or other equity interests of Company which is required to approve this Agreement, including the consummation of the Merger and the other transactions contemplated by this Agreement (the “Company Member Approval”).

Section 4.24    Takeover Laws. Other than the Norwegian Mandatory Takeover Offer Rules (the “MTO Rules”), no “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover Law (each, a “Takeover Law”) is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 4.25    No Financial Indebtedness. Neither Company nor any of its Subsidiaries has any outstanding Financial Indebtedness (other than Financial Indebtedness owed to Company or any of its Subsidiaries).

Section 4.26    No Joint Venture. Neither Company nor its Subsidiaries are partners or joint venturers with each other or with any other entity or own equity interests in any Person other than direct or indirect wholly-owned Subsidiaries of Company.

Section 4.27    Sale Bonus Award Agreement; Sale Bonus Award Termination Agreement. The Sale Bonus Award Agreement was duly authorized, executed and delivered by Company, and constitutes the legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms subject to the Enforceability Exceptions. The Sale Bonus Award Termination Agreement was duly authorized, executed and delivered by Company, and constitutes the legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms subject to the Enforceability Exceptions.

Section 4.28    No Additional Representations. Except for the representations and warranties contained in this Article IV, neither Company nor any other Person makes any other express or implied representation or warranty on behalf of Company or any of its Affiliates. Company acknowledges that none of Parent or any other Person has made any representation or warranty, express or implied except as expressly set forth in Article V, and Company has not relied on any representation other than those expressly set forth in Article V. Without limiting the foregoing, Company makes no representation or warranty to Parent with respect to any business or financial projection or forecast relating to Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Company, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any representations or warranties, and acknowledges and agrees that Parent has specifically disclaimed any express or implied representation or warranty made by any Person other than those set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed (a) in the Parent SEC Documents filed prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section or forward-looking statements section or statements that are otherwise forward-looking, predictive, nonspecific or cautionary in nature), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure or (b) in the disclosure letter delivered by Parent to Company simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to all other sections of this Agreement and all other sections or subsections of the Parent Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure, without expert knowledge of the same), Parent and Merger Sub, jointly and severally, represent and warrant to Company as follows:

Section 5.1    Qualification, Organization, Subsidiaries, etc.

(a)    Each of Parent and Merger Sub is (i) a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation and has all requisite corporate, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) qualified to do business and is in good standing as a foreign corporation, limited liability company or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub has made available to Company true and complete copies of the memorandum of association and bye-laws of Parent as in effect prior to the Effective Time, and the charter and bye-laws (or equivalent organizational documents) of Merger Sub.

(b)    Each of Parent’s Subsidiaries and each Joint Venture (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or formation and (ii) has all requisite corporate, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to Company true and complete copies of the charter and bye-laws (or equivalent organizational documents) of each of Parent’s Subsidiaries and each Joint Venture. Section 5.1(b) of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary and each Joint Venture of Parent and each Subsidiary’s and each Joint Venture’s jurisdiction of incorporation or formation. Each of the outstanding shares, shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Subsidiaries and Joint Ventures is duly authorized, validly issued, fully paid (to the extent required by applicable Laws and the organizational documents of such Subsidiary) and non-assessable (except in the case of the Merger Sub as provided in Sections 20, 31, 40 and 49 of the Act or analogous provisions of the jurisdiction of incorporation or formation of such Subsidiary) and owned, directly or indirectly, by Parent or by a direct or indirect, wholly owned Subsidiary of Parent, free and clear of any Liens (except for Permitted Liens and other than, in the case of the Joint Ventures, as set forth on Section 5.1(a) of the Parent Disclosure Letter).

Section 5.2    Capital Stock.

(a)    The authorized share capital of Parent consists of 375,000,000 common shares of Parent, par value $0.01 per share.

(b)    As of the close of business on the date hereof (the “Parent Capitalization Date”), there were (A) 49,999,998 Parent Ordinary Shares issued and outstanding, (B) Parent Equity Awards in respect of an aggregate of 429,194 Parent Ordinary Shares outstanding, 128,759 of which are Parent TRSUs and 300,435 of which are Parent PRSUs, (C) no Parent Ordinary Shares held by Parent in its treasury, and (D) $50 million in aggregate principal amount of Senior Convertible Notes due August 22, 2028 (“Parent Notes”) that are exercisable for an aggregate of 2,631,579 Parent Ordinary Shares, subject to adjustment in accordance with the terms of the Parent Notes. As of the Parent Capitalization Date, there were 2,480,949 Parent Ordinary Shares available for issuance under the Parent Equity Plan and 100% of the Merger Sub Units were issued and outstanding. All outstanding Parent Ordinary Shares and Merger Sub Units are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Parent Capitalization Date, Parent has not issued any shares of its capital stock or other equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock or other equity interests other than pursuant to the Parent Notes referenced in this clause (b), and Merger Sub has not issued any additional limited liability company interests or other equity interests, or any securities convertible into or exchangeable or exercisable for any of its limited liability company interests or other equity interests.

(c)    Except as set forth in subsection (b) above and any Parent Ordinary Shares issued in respect of the outstanding Parent Equity Awards identified in subsection (b) above, as of the date of this Agreement, (i) Parent does not have any shares, shares of its capital stock or units issued or outstanding other than Parent Ordinary Shares that have become outstanding after the Parent Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (b) above, (ii) other than this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of shares or shares of capital stock (or other property in respect of the value thereof) to which Parent, the Joint Ventures, or any of Parent’s Subsidiaries is a party obligating Parent, the Joint Ventures, or any of Parent’s Subsidiaries to (A) issue, transfer or sell any shares or shares of capital stock or other equity interests of Parent, the Joint Ventures, or any Subsidiary of Parent or securities convertible into or exchangeable for such shares of capital stock or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, share or stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares or shares of capital stock or other equity interests, and (iii) other than this Agreement, there are no outstanding obligations of Parent, the Joint Ventures, or any Subsidiary of Parent to make any payment based on the price or value of any shares, shares of capital stock or other equity securities of Parent, the Joint Ventures, or any of its Subsidiaries.

(d)    Except as set forth in subsection (b) above, none of Parent, the Joint Ventures, nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

(e)    Other than this Agreement, there are no voting trusts or other agreements or understandings to which Parent, the Joint Ventures, or any of its Subsidiaries is a party with respect to the voting of voting securities, the shares, share of capital stock or other equity interests of Parent, the Joint Ventures, or any of its Subsidiaries.

(f)    The Parent Ordinary Shares to be issued as part of the Aggregate Merger Consideration, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights and Liens, other than any Liens resulting from the action or inaction of any Person that is not Parent or an Affiliate of Parent, and Freely Tradable (other than the portion of the Aggregate Merger Consideration issued to the Consenting Members, which shall be restricted securities within the meaning of the Securities Act). The Oslo Listing Document is sufficient to fulfil prospectus requirements under the Norwegian Securities Trading Act and the Euronext Oslo Issuer Rules in connection with the Merger, including to admit for listing on Euronext Oslo the Parent Ordinary

Shares to be issued as part of the Aggregate Merger Consideration. Parent Ordinary Shares issued in the Merger to the Consenting Members or issued in connection with Section 3.4 will be eligible for listing on Euronext Oslo at the time of such issuance as a consequence of the Oslo Listing Document or available exemption from prospectus requirements according to the Norwegian Securities Trading Act and the Euronext Oslo Issuer Rules. Notwithstanding the foregoing, the Parent Ordinary Shares issued in the Merger to the Consenting Members will not be eligible for such listing on Euronext Oslo before any restrictive notations or legends in respect of such Parent Ordinary Shares are removed, and such Parent Ordinary Shares are eligible for deposit in and clearance and settlement through the facilities of DTC in an unrestricted CUSIP number applicable to Parent’s Ordinary Shares and for being recorded in the VPS under Parent’s ordinary ISIN number.

(g)    Parent has delivered to Company a true and complete copy of the Parent Equity Plan and form of agreement evidencing each Parent Equity Award, and has also delivered any other Parent Equity Award agreements to the extent there are variations from the form of agreement, with the Person(s) to whom such variant form apply(ies). Each Parent Equity Award (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Parent Equity Plan pursuant to which it was issued, (ii) has a grant date identical to the date on which the Parent Board or compensation committee, if applicable, actually awarded such Parent Equity Award, (iii) qualifies for the tax and accounting treatment afforded to such Parent Equity Award in Company’s tax returns and Company’s financial statements, respectively, and (iv) does not trigger any liability for the holder thereof under Section 409A of the Code.

Section 5.3    Authority Relative to this Agreement; No Violation.

(a)    Parent has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Merger Sub has all requisite limited liability company or similar power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The Parent Board at a duly held meeting has (i) determined that the terms of the Merger and the transactions contemplated by this Agreement are advisable, fair to and in the best interests of Parent and its shareholders and (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement and the Merger. The Parent Board, on behalf of Merger Sub, in its individual capacity and in its capacity as the Merger Sub Member at a duly held meeting has (i) determined that the terms of Merger and the transactions contemplated by this Agreement are advisable, fair to and in the best interests of Merger Sub and its sole member, (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement and Merger, and (iii) resolved to recommend that the sole member of Merger Sub approve the adoption of this Agreement and directed that such matter be submitted for consideration by the sole member of Merger Sub. Except for the approval of the Parent Board referenced above, no additional corporate proceedings on the part of Parent are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, including the issuance and listing on Euronext Oslo of the Parent Ordinary Shares to be issued as part of the Aggregate Merger Consideration. Except for the approval of the sole member of Merger Sub and the filing of the Certificate of Merger with the Registrar of Corporations for the Republic of the Marshall Islands, no other limited liability company proceedings on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of Company, this Agreement constitutes the valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub, in accordance with its terms, subject to the Enforceability Exceptions.

(b)    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement by Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) compliance with the rules and regulations of any stock exchange on which the Parent Ordinary Shares are listed and traded (including the NYSE) that do not require a Parent shareholder vote which have been or prior to Closing shall have been complied with, (iii) compliance with any applicable foreign or state securities or blue sky laws, (iv) any required filings with the Office of the Maritime Administrator of the Republic of the Marshall Islands, or other applicable registry, in connection with any transfer, by merger, amalgamation or other reorganization, of the ownership of Parent’s offshore drilling units listed on Section 5.25 of the Parent Disclosure Letter, (v) the filing of a pre-merger notification and report form under the HSR Act and (vi) the other consents and/or notices set forth on Section 5.3(b) of the Parent Disclosure Letter (collectively, clauses (i) through (vi), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has complied with and will comply with all the rules and requirements of the OSE, including pursuant to Euronext Oslo Issuer Rules in connection with the Merger.

(c)    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement do not and will not (i) contravene or conflict with, or breach any provision of, the organizational or governing documents of Parent or any of its Subsidiaries or (ii) assuming compliance with the matters referenced in Section 5.3(b) and receipt of the Parent Approvals, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any Contract to which Parent or any of its Subsidiaries or by which they or any of their respective properties or assets may be bound or affected or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii)(A) and (B), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4    Reports and Financial Statements.

(a)    Parent has filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the SEC since January 1, 2021 (as amended and supplemented from time to time, the “Parent SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b)    The consolidated financial statements (including all related notes and schedules) of Parent and its Subsidiaries included in the Parent SEC Documents (if amended, as of the date of the last such amendment prior to the date of this Agreement) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Subsidiaries of Parent is required to file periodic reports with the SEC.

(c)    Since February 22, 2022, no bankruptcy, insolvency, winding up, or similar proceedings have occurred or are pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or Parent’s or any of its Subsidiaries’ properties or assets, and there is no basis therefor. Each of Parent and its Subsidiaries is, and will be as of immediately prior to the Closing, financially solvent in accordance with GAAP.

(d)    Parent is a “foreign private issuer” (as defined in Rule 405 under the Securities Act).

(e)    Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 5.5    Internal Controls and Procedures.

(a)    Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2021, and such assessment concluded that such controls were effective and did not identify any (A) “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) or (B) fraud or allegation of fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably sufficient in all material respects to provide reasonable assurance regarding the reliability of financing reporting and the preparation of financial statements for external purposes in accordance with GAAP (including (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that would materially affect Parent’s financial statements).

(b)    To the Knowledge of Parent, from February 22, 2022 through the date of this Agreement, (i) neither Parent nor any of its Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of Parent or any of its Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in unlawful accounting or auditing practices and (ii) there has been no material change in any accounting controls, policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise) of Parent that is not described in the consolidated financial statements (including all related notes and schedules) of Parent and its Subsidiaries included in the Parent SEC Documents. Since February 22, 2022, Parent and its Subsidiaries have not identified and have not been advised in writing by the auditors of Parent and its Subsidiaries of any fraud or allegation of fraud, whether or not material, that involves management or other employees of Parent or any of its Subsidiaries who have a role in Parent’s or any of its Subsidiaries internal controls over financial reporting.

Section 5.6    No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2021 or the notes thereto,

(b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since January 1, 2022 and (d) for liabilities or obligations that have been discharged or paid in full, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries, other than liabilities that do not constitute, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.7    Compliance with Law; Permits.

(a)    Each of Parent, its Subsidiaries and the Joint Ventures is, and since February 22, 2022 (in the case of Parent) and the later of February 22, 2022 and such Subsidiary’s or Joint Ventures’ respective date of incorporation, formation or organization (in the case of a Subsidiary or the Joint Ventures) has been, in compliance with and is not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect. There are no material defaults or events which, with the passage of time or the giving of notice, would constitute a default under or non-compliance with any provision of the Parent Plan of Reorganization by Parent or any of its Subsidiaries or any of the Joint Ventures. Anything contained in this Section 5.7(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 5.7(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article V.

(b)    Without limiting the generality of Section 5.7(a), none of Parent, any of its Subsidiaries of the Joint Ventures, or, to the Knowledge of Parent, any of their respective joint venture partners, joint interest owners, variable interest entity owners, consultants, agents or representatives of any of the foregoing (in their respective capacities as such) has, (i) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or Brazilian Federal Law No. 12,683/2012, as applicable, or any similar anti-corruption Law of any other applicable jurisdiction or (ii) except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person.

(c)    Each of Parent, its Subsidiaries and the Subject Joint Venture is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for Parent and its Subsidiaries and the Subject Joint Venture to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries and the Subject Joint Venture are not, and since January 1, 2020 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent, any of its Subsidiaries or the Subject Joint Venture under, any Parent Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8    Environmental Laws.

(a)    To the Knowledge of Parent, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent, the Subject Joint Venture and each of its Subsidiaries are, and since February 22, 2022 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) none of Parent, any of its Subsidiaries or the Subject Joint Venture has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that Parent, any of its Subsidiaries or the Subject Joint Venture is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, except in each clauses (A) and (B), for such matters that have been fully resolved and are not a source of ongoing obligations or requirements, (iii) none of Parent, any of its Subsidiaries or the Subject Joint Venture or has handled, treated, stored, transported, disposed of, arranged for or permitting the disposal of, or released any Hazardous Substances, or owned or operated any property or facility (and, to the Knowledge of Parent, there have been no releases of Hazardous Substances to or from any property or facility owned, operated or otherwise used by Parent or any of its Subsidiaries or the Subject Joint Venture), in each case, in a manner that has given or would reasonably be expected to give rise to liability of Parent, any of its Subsidiaries or the Subject Joint Venture pursuant to any Environmental Law, (iv) none of Parent, any of its Subsidiaries or the Subject Joint Venture is subject to any outstanding Order or pending Action or, to the Knowledge of Parent, threatened Action pursuant to any Environmental Law, (v) none of Parent, any of its Subsidiaries or the Subject Joint Venture has owned, leased or operated a site or, to the Knowledge of Parent, disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, that has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date, (vi) each of Parent, its Subsidiaries and the Subject Joint Venture is in possession of all Environmental Permits for Parent, its Subsidiaries and the Subject Joint Venture to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, and all such Environmental Permits are in full force and effect, free from breach, and the transactions contemplated by this Agreement will not adversely affect them, and (vii) none of Parent, any of its Subsidiaries or any of the Joint Ventures has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.

(b)    To the Knowledge of Parent, Parent has delivered or made available to Company all material environmental audits, reports and other material environmental documents relating to Parent’s facilities or operations including the Parent Real Property and any other real property previously owned or operated by Parent, that are in its possession, custody or under its reasonable control.

Section 5.9    Employee Benefit Plans.

(a)    Parent has previously made available to Company all material Parent Benefit Plans. Parent has, prior to the date of this Agreement, made available to Company true, correct and complete copies of (i) each material Parent Benefit Plan and certain related documents, including each writing constituting a part of such Parent Benefit Plan, including all material amendments thereto; (ii) written descriptions of such Parent Benefit Plan if such Parent Benefit Plan is not set forth in a written document; (iii) the two most recent Annual Reports (Form 5500 or 990 Series) and accompanying schedules and financial statements, if any; (iv) the most recent determination or opinion letter from the IRS (if applicable) for such Parent Benefit Plan; (v) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Parent Benefit Plan, if any; (vi) the most recent actuarial report, financial statement or valuation report for such Parent Benefit Plan, if any; (vii) the most recent summary plan description, together with the summary or summaries of all material modifications thereto; and (viii) all material correspondence to or from any Governmental Entity or the Pension Benefit Guaranty Corporation or any equivalent or analogous body in respect of Parent Benefit Plans outside the United States in the last three years relating to such Parent Benefit Plan.

(b)    With respect to each Parent Benefit Plan (i) each Parent Benefit Plan has been, in all material respects, established, operated, maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the Knowledge of Parent, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) each Parent Benefit Plan that is subject to the laws of any jurisdiction outside of the United States complies in all material respects with applicable local Law and (A) all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved as appropriate, based on reasonable actuarial assumptions and (B), if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities and to the Knowledge of Parent, there are no circumstances which could cause any such “good standing” to be withdrawn; (iv) no Parent Benefit Plan provides, and neither Parent nor any of its Subsidiaries has any liability or obligation for the provision of, medical, disability, life insurance or other welfare benefits with respect to current or former employees, directors, officers or consultants of Parent or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (v) no liability under Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code or under any Multiemployer Plan has been incurred by Parent, its Subsidiaries or any Parent ERISA Affiliate that has not been satisfied in full, and no event occurred and no condition exists that would reasonably be expected to result in a risk to Parent or any of its Subsidiaries of incurring any liability thereunder; (vi) no events have occurred that could result in a payment by or assessment against Parent or any of its Subsidiaries of any excise taxes under Section 4972, 4975, 4976, 4979, 4980B, 4980D, 4980E or 5000 of the Code; (vii) all premiums and contributions or other amounts payable by Parent or its Subsidiaries as of the date of this Agreement with respect to each Parent Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (viii) none of Parent, its Subsidiaries nor their respective Parent ERISA Affiliates contributes or is obligated to contribute to a Multiemployer Plan; (ix) there are no pending, or, to the Knowledge of Parent, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity or the Pension Benefit Guaranty Corporation by, on behalf of, with respect to or against any of Parent Benefit Plans or any trust related thereto; (x) neither Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any other Person, has made any binding commitment to modify, change or terminate any Parent Benefit Plan, and there has been no amendment to, or written interpretation or announcement by Parent or any of its Subsidiaries regarding any Parent Benefit Plan that would materially increase the expense or maintaining such Parent Benefit Plan above the level or expenses incurred with respect to that plan for the fiscal year ended December 31, 2021.

(c)    Neither Parent, any Parent Benefit Plan nor, to the Knowledge of Parent, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject Parent or any Parent ERISA Affiliate to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code. Neither Parent nor any of its Subsidiaries has engaged in a transaction that could result in a material civil penalty under Sections 409 or 502(i) of ERISA. Neither Parent, any of its Subsidiaries nor any Parent ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Parent Benefit Plan. No “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred with respect to any Parent Benefit Plan, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(d)    No Parent Benefit Plan is or has been within the last six years subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and neither Parent nor any of its Parent ERISA Affiliates has within the past six years sponsored, maintained, contributed to or been required to contribute to any such plan.

(e)    Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” complies in all material respects with the requirements of Section 409A of the Code by its terms and has been operated in all material respects in accordance with such requirements.

(f)    Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement, nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Parent or any of its Subsidiaries to any severance payments or any additional compensation or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer; (iii) directly or indirectly cause Parent to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan; (iv) otherwise give rise to any material liability under any Parent Benefit Plan; (v) limit or restrict the right of Parent to merge, amend or terminate any Parent Benefit Plan; or (vi) result in the payment of any amount that could become payable to each executive officer and any other employee or service provider who is a “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) under a Parent Benefit Plan as a result of the transactions contemplated by this Agreement or a termination of employment or service, including as a result of accelerated vesting, and the approximate amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable to each such Parent employee or service provider.

(g)    Neither Parent nor any of its Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

Section 5.10    Absence of Certain Changes or Events.

(a)    From January 1, 2022 through the date of this Agreement, other than the transactions contemplated by this Agreement, Parent, its Subsidiaries and the Subject Joint Venture have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b)    Since January 1, 2022, there has not been any event or effect that has had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11    Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries or the Subject Joint Venture that would have, individually or in the aggregate, a Parent Material Adverse Effect. There are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries or the Subject Joint Venture, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12    Disclosure Documents. None of the information included or incorporated by reference in (i) the Registration Statement, at the time such Registration Statement becomes effective under the Securities Act, at the time of any amendment or supplement thereto or at the time of mailing to the Company Members or (ii) the Oslo Listing Document, on the date of the Oslo Listing Document, and at the time of any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In all material respects, the Oslo Listing Document will comply with the Prospectus Regulation 2017/1129 and related regulations including, if applicable, the Delegated Commission Regulation 2021/528, as implemented into Norwegian law under the Norwegian Securities Trading Act. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 5.12, no representation or warranty is made by Parent or Merger Sub with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of Parent or Merger Sub.

Section 5.13    Tax Matters. Since February 23, 2022, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws (including the Bermuda Economic Substance Act of 2018, or any successor statute, if applicable) and all such filed Tax Returns are complete and accurate in all material respects; (ii) Parent and each of its Subsidiaries have timely paid in full all Taxes required to be paid by any of them, whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to Parent or any of its Subsidiaries; (iii) Parent and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder, or other third party; (iv) except as provided in Section 5.13 of the Parent Disclosure Letter, to the Knowledge of Parent, there are no outstanding, pending or threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes of Parent or any of its Subsidiaries; (v) neither Parent nor any of its Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency which period (after giving effect to such extension or waiver) has not yet expired (in each case other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice); (vi) there are no Liens for Taxes upon any property of Parent or any of its Subsidiaries, except for Permitted Liens; (vii) neither Parent nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date of this Agreement; (viii) neither Parent nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2); (ix) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) has been entered into by or with respect to Parent or any of its Subsidiaries, which agreement will be binding on such entity after the Closing Date; (x) neither Parent nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable U.S. state or local Law or non-U.S. Law) other than a group the common parent of which was Parent; (xi) neither Parent nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (A) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (B) any agreement or arrangement solely between or among Parent and/or its Subsidiaries; (xii) no claim has been made in writing by any Tax authority in a jurisdiction where Parent or any of its Subsidiaries has not filed Tax Returns of a particular type that Parent or any of its Subsidiaries is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction; and (xiii) Parent is, and has been, properly treated as an association taxable as a corporation for U.S. federal income tax purposes.

Section 5.14    Labor Matters.

(a)    None of the employees of Parent or any of its Subsidiaries or the Subject Joint Venture is represented in his or her capacity as an employee of Parent or any Subsidiary or Subject Joint Venture by any union or other labor organization. Neither Parent nor any Subsidiary, or the Subject Joint Venture is, or has been during the period from February 22, 2022 to the date of this Agreement, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. As of the date of this Agreement, (i) there are no, and have not been during the two-year period preceding the date of this Agreement any, activities or proceedings of any labor organization to organize any such employees of Parent or any of its Subsidiaries or the Subject Joint Venture and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization; (ii) there are no, and have not been during the two-year period preceding the date of this Agreement any, strikes, lockouts, slowdowns, work stoppages, job actions, picketing, labor disputes, or any similar activity pending or in effect with respect to employees of Parent or any of its Subsidiaries or the Subject Joint Venture, (iii) to the Knowledge of Parent, there is no, and has not been during the two-year period preceding the date of this Agreement any, formal union organizing effort pending against Parent or any of its Subsidiaries or the Subject Joint Venture, and (iv) there is no, and has not been during the two-year period preceding the date of this Agreement any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or the Subject Joint Venture. Neither Parent nor any of its Subsidiaries nor the Subject Joint Venture has a duty to bargain with any union or other labor organization.

(b)    Neither Parent nor any of its Subsidiaries nor the Subject Joint Venture has received written notice during the past two years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Parent or any of its Subsidiaries or the Subject Joint Venture with respect to such matters and, to the Knowledge of Parent, no such investigation is in progress or threatened. Parent, each of its Subsidiaries and the Subject Joint Venture are, and during the three-year period preceding the date of this Agreement have been, in material compliance with all applicable Laws in respect of labor, employment and employment practices, including terms and conditions of employment, wages and hours, immigration, Fair Labor Standards Act exempt/non-exempt classifications, and occupational safety and health, and classifications of service providers as employees and/or independent contractors. There are no material employment-related Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or the Subject Joint Venture.

(c)    Neither Parent nor any of its Subsidiaries nor the Subject Joint Venture has any liability under the Worker Adjustment and Retraining Act of 1988 or any similar state, local or other applicable laws related to plant closings, relocations, mass layoffs and employment losses as a result of any action taken by Parent or any of its Subsidiaries or the Subject Joint Venture.

Section 5.15    Intellectual Property.

(a)    (a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, its Subsidiaries and the Subject Joint Venture either own or have a valid and enforceable right to use all Intellectual Property as are necessary to conduct the business of Parent, its Subsidiaries and the Subject Joint Venture as currently conducted by Parent, its Subsidiaries and the Subject Joint Venture. To the Knowledge of Parent, (i) neither Parent nor any of its Subsidiaries or the Subject Joint Venture is currently infringing, misappropriating or violating, or has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or licensed to Parent or any of its Subsidiaries or the Subject Joint Venture. As of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of Parent, threatened that (A) challenge or question Parent’s ownership or right to use Intellectual Property of Parent or any of its Subsidiaries or the Subject Joint Venture or (B) assert infringement, misappropriation or violation by Parent or any of its Subsidiaries or the Subject Joint Venture of any Intellectual Property of a third party. It is agreed and understood that no representation or warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 5.15(a).

(b)    Parent, its Subsidiaries and the Subject Joint Venture have taken commercially reasonable steps to protect their respective IT Systems from Contaminants. To Parent’s Knowledge, (i) there have been no material unauthorized intrusions or breaches of the security of Parent’s or any of its Subsidiaries’ or the Subject Joint Venture’s IT Systems, and (ii) trade secrets, the data and information which they store or process has not been corrupted in any material discernible manner or accessed or used without Parent’s or any of its Subsidiaries’ authorization.

(c)    Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, each of its Subsidiaries and the Subject Joint Venture is, and since February 22, 2022 have been, in compliance in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Subsidiaries (“Parent Personal Information”); (ii) all Contracts under which Parent or any of its Subsidiaries or the Subject Joint Venture is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Subsidiaries; and (iii) applicable Law, as well as its own rules, policies, and procedures, relating to the protection of Parent servers, systems, database, and other assets for both its information technology and operational technology infrastructure (“Parent Technology Infrastructure”). No such Parent Personal Information or Parent Technology Infrastructure was the subject of any unauthorized access, use, or hacking.

Section 5.16    Real Property; Personal Property. Section 5.16 of the Parent Disclosure Letter lists each real property leased by Parent or its Subsidiaries (the “Parent Leased Real Property”) and each real property owned by Parent or its Subsidiaries (the “Parent Owned Real Property”; and, together with Parent Leased Real Property, the “Parent Real Property”) comprises all of the real property occupied or otherwise used in the operation of Parent’s business. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Subsidiary of Parent has good and valid title to all of Parent Owned Real Property and good title to all its owned personal property and has valid leasehold or sublease hold interests in all of the Parent Leased Real Property and leased personal property, free and clear of all Liens (except for Permitted Liens). Neither Parent nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Parent Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Parent Owned Real Property or any portion thereof or interest therein. Neither Parent nor any of its Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, each Lease is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.

Section 5.17    Material Contracts. A true and complete copy of each Parent Material Contract (including any amendments thereto) has been made available to Company prior to the date of this Agreement. Neither Parent nor any Subsidiary of Parent or any of the Joint Ventures is in breach of or default under the terms of any Parent Material Contract where such breach or default would have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent or any of the Joint Ventures which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries nor any of the Joint Ventures has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of Parent, a breach or default on the part of Parent or any of its Subsidiaries or any of the Joint Ventures under a Parent Material Contract, and (ii) no party to any Parent Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 5.18    Insurance Policies. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all material Policies covering Parent and its Subsidiaries and its and their respective assets, properties and operations provide insurance in such amounts and against such risks as is commercially reasonable pursuant to prudent industry practice and (b) all of the Policies are in full force and effect. Since January 1, 2022 through the date of this Agreement, neither Parent nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of Parent or any of its Subsidiaries.

Section 5.19    Government Contracts.

(a)    Neither Parent, any of its Subsidiaries, the Subject Joint Venture nor, to the Knowledge of Parent, their respective managers, directors or officers, employees, consultants or agents, is or has been (i) debarred suspended or excluded from participation in or the award of any Government Contract; (ii) proposed for suspension, debarment, or exclusion from participation in or the award of any Government Contract, or (iii) subject to a finding of non-responsibility or ineligibility for the award any Government Contract.

(b)    Each of Parent, its Subsidiaries and the Subject Joint Venture, to the Knowledge of Parent, has (i) complied with all material terms and conditions of its Government Contracts; (ii) complied with all material requirements of Law pertaining to its Government Contracts; (iii) ensured that all representations and certifications executed with respect to its Government Contracts were accurate and truthful in all material respects as of their effective date; and (iv) not violated, in any material respect, any Law or contractual restriction associated with the employment of (or discussions concerning possible employment with) current or former officials or employees of a Governmental Entity, including but not limited to the “revolving door” and “financial interest” restrictions set forth at 18 U.S.C. § 207 and § 208.

(c)    Neither Parent nor any of its Subsidiaries or the Subject Joint Venture has (i) made any voluntary or mandatory disclosure to any Governmental Entity with respect to any alleged irregularity, unlawful conduct, misstatement, significant overpayment, or omission arising under or relating to a Government Contract; (ii) received any written (or, to the Knowledge of Parent, oral) notice of any determination by a Governmental Entity regarding, nor entered into a consent order or administrative agreement, with a Governmental Entity regarding, any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of Law or regulation, or any administrative or contractual requirement related to a Government Contract; (iii) received any written (or, to the Knowledge of Parent, oral) notice of complaint (whether or not sealed or partially unsealed) regarding any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of law or regulation, or any administrative or contractual requirement related to a Government Contract; nor (iv) received subpoenas, search warrants, or civil investigative demands addressed to or requesting information involving Parent or any of its members, managers, officers, employees, affiliates, consultants, agents, or representatives in connection with or concerning any information related to a Government Contract.

(d)    Neither Parent nor any of its Subsidiaries or the Subject Joint Venture currently holds a classified Government Contract or performs under a Government Contract requiring access to classified information.

Section 5.20    Finders or Brokers. Except for Citibank, neither Parent nor any of its Subsidiaries or any of the Joint Ventures has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 5.21    Certain Arrangements. There are no Contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between Parent or any of its Affiliates, on the one hand, and any beneficial owner of outstanding Company Common Units or any member of Company’s management or Company Board, on the other hand, relating in any way to Company, Company’s securities, the transactions contemplated by this Agreement or to the operations of Company after the Effective Time.

Section 5.22    Ownership of Company Common Units. Neither Parent nor any of its Subsidiaries or its or their Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Company Common Units or other securities convertible into, exchangeable for or exercisable for Company Common Units or any securities of any Subsidiary of Company, and none of Parent, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Company Common Units except pursuant to this Agreement.

Section 5.23    Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

Section 5.24    Ownership and Maintenance of Drilling Units. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Subsidiary of Parent or the Subject Joint Venture either (i) leases or (ii) has good and marketable title to the drilling units listed on Section 5.24 of the Parent Disclosure Letter, as applicable, in each case, to the extent owned, free and clear of all Liens except for Permitted Liens, and no such drilling unit or any related asset is leased under an operating lease from a lessor that, to Parent’s Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the drilling units listed on Section 5.24 of the Parent Disclosure Letter have been maintained consistent with general practice in the offshore drilling industry for active and idle units and are in good operating condition and repair, subject to ordinary wear and tear.

Section 5.25    Takeover Laws. Other than the MTO Rules, assuming the representations and warranties of Company set forth in Section 4.24 are true and correct, no Takeover Law is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 5.26    No Joint Venture. Except for the Joint Ventures, neither Parent nor its Subsidiaries are partners or joint venturers with each other or with any other entity or own equity interests in any Person other than direct or indirect wholly-owned Subsidiaries of Parent.

Section 5.27    No Additional Representations. Except for the representations and warranties contained in this Article V, none of Parent or Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its Affiliates. Each of Parent and Merger Sub acknowledges that neither Company nor any other Person has made any representation or warranty, express or implied, except as expressly set forth in Article IV, and none of Parent or Merger Sub has relied on any representation other than those expressly set forth in Article IV. Without limiting the foregoing, each of Parent and Merger Sub makes no representation or warranty to Company with respect to any business or financial projection or forecast relating to Parent or any of its Subsidiaries, whether or not included in the data room or any management presentation. Each of Parent and Merger Sub, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any representations or warranties, and acknowledges and agrees that Company has specifically disclaimed any express or implied representation or warranty made by any Person other than those set forth in Article IV.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1    Conduct of Business by Company.

(a)    From and after the date of this Agreement and prior to the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated and abandoned pursuant to Section 8.1 (the “Termination Date”), and except (i) as may be required by applicable Law (including any Public Health Measures or the regulations or requirements of any regulatory organization applicable to Company and its Subsidiaries), (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 6.1(b) of the Company Disclosure Letter, Company shall, and shall cause each of its Subsidiaries to use reasonable best efforts to (A) conduct its business in the ordinary course of business consistent with past practice and (B) preserve in all material respects its business organization and to maintain in all material respects existing relations and goodwill with Governmental Entities, employees, customers, suppliers, creditors and lessors.

(b)    Without limiting the generality of the foregoing Section 6.1(a), between the date of this Agreement and the Effective Time or the Termination Date, if any, except (A) as may be required by applicable Law (including any Public Health Measures or the regulations or requirements of any regulatory organization applicable to Company and its Subsidiaries), (B) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement or (D) as set forth in Section 6.1(b) of the Company Disclosure Letter, Company shall not, and shall not permit any of its Subsidiaries to:

(i)    authorize or pay any dividends on or make any distribution with respect to its issued and outstanding shares of capital stock, Membership Interests, Company Common Units or other limited liability company interests (whether in cash, assets, stock, units or other securities of Company or its Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of Company to Company or to any of its other wholly owned Subsidiaries;

(ii)    split, combine, consolidate, subdivide or reclassify any of its capital stock, Membership Interests or Company Common Units or issue or authorize or propose the issuance of any of its capital stock, Membership Interests, Company Common Units, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock, Membership Interests, Company Common Units or equity interests, except for any such transaction by a wholly owned Subsidiary of Company which remains a wholly owned Subsidiary after consummation of such transaction or issuances of Company Common Units in respect of Company Equity Awards outstanding as of the Company Capitalization Date;

(iii)    except as required by a Company Benefit Plan in effect on the date of this Agreement, (A) (1) increase the base salary, target bonus or bonus opportunity, pension, welfare, fringe or other benefits, severance or retainer or other fees or any other component of compensation for any current or former director, executive officer, employee or individual independent contractor of Company or its Subsidiaries, or (2) increase the benefits provided to Company’s or its Subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to benefit programs); (B) enter into, amend, modify or terminate any employment, change of control, severance or retention agreement with any current or former directors, executive officers, employees or individual independent contractors of Company or any of its Subsidiaries; (C) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (D) except as permitted pursuant to clause (A) or (B) above, enter into, establish, adopt, amend, terminate or waive any rights with respect to any material Company Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a material Company Benefit Plan if it were in existence as of the date of this Agreement); (E) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Company’s current or former employees, individual independent contractors, executive officers or directors; (F) grant any new Company Equity Awards or other equity-based incentive awards; or (G) hire, promote or terminate (other than for cause) any employee or individual independent contractor of Company; provided, that the foregoing clause (G) shall not apply to any Company or Subsidiary employee earning the equivalent of $150,000 or less in base salary annually if the total expenditures and commitments made pursuant to the exception in this proviso does not exceed $500,000 in the aggregate;

(iv)    change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable Law;

(v)    adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements) in any manner with respect to Company (or, in the case of its Subsidiaries, in a manner adverse to Company);

(vi)    except for transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries or issuances of Company Common Units in respect of Company Equity Awards outstanding as of the Company Capitalization Date, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock, Membership Interests, Company Common Units or other ownership interest in Company or any Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares, Membership Interests, Company Common Units or other ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, Membership Interests, Company Common Units, other ownership interest or convertible or exchangeable securities;

(vii)    except for transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock, Membership Interests, Company Common Units or any rights, warrants or options to acquire any such shares, Membership Interests, or Company Common Units other than the acquisition of Company Common Units from a holder of Company Equity Awards in satisfaction of withholding obligations upon the settlement of such award;

(viii)    incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any Financial Indebtedness (directly, contingently or otherwise), except (1) for any Financial Indebtedness among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries, and (2) Financial Indebtedness not to exceed $5,000,000 in aggregate principal amount outstanding at any time incurred by Company or any of its Subsidiaries other than in accordance with clauses (1) through (2), inclusive;

(ix)    sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $5,000,000 in the aggregate, except (1) for transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to Parent prior to the date of this Agreement, (3) for Liens arising by reason of deposits necessary to obtain standby letters of credit and bank guarantees in the ordinary course of business consistent with past practice, (4) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement or (5) sales, charters, leases or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(x)    (1) modify, amend, terminate or waive any rights under any Company Material Contract in any material respect in a manner which is adverse to Company other than in the ordinary course of business consistent with past practice or (2) enter into any Contract that would constitute a Company Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business consistent with past practice or in connection with the expiration or renewal of any Company Material Contract), except to the extent such Contract provides for an action that would otherwise be permitted under this Section 6.1(b);

(xi)    voluntarily settle, pay, discharge or satisfy (1) any Action, other than any Action to which Section 6.16 applies or that involves only the payment of monetary damages not in excess of $1,500,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Company or any of its Subsidiaries (provided, that in no event shall Company or any of its Subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Parent if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (2) any Action to which Section 6.16 applies;

(xii)    (1) make, change or revoke any material Tax election, except in the ordinary course of business consistent with past practice, (2) file any material amended Tax Return, (3) change any material Tax accounting period or make a material change in any material method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) with respect to Taxes, or (6) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice);

(xiii)    acquire (by merger, amalgamation, consolidation, purchase of shares, stock, equity interests, or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of capital equipment, goods, products, services and off-the-shelf Intellectual Property), other than acquisitions for consideration (including assumed liabilities) that does not exceed $5,000,000 in the aggregate;

(xiv)    adopt any plan or agreement of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring or other reorganization of Company or any of its Subsidiaries (other than the Merger or the transactions contemplated by this Agreement or in compliance with Section 6.5 and Article VIII of this Agreement);

(xv)    enter into or amend any material transaction with any Affiliate (other than transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course of business consistent with past practice to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 6.1(b)(xv), it being understood that this Section 6.1(b)(xv) (including this proviso) shall not be read to narrow Section 6.1(b)(iii);

(xvi)    make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 6.1(b)(iii));

(xvii)    make or commit to make any capital commitments or capital expenditures (or series of related capital commitments or capital expenditures) in excess of $2,000,000, in the aggregate, in the case of each of the T-16 or the Vencedor drilling rigs, or $5,000,000, in the aggregate, in the case of the Aquarius drilling rig; or

(xviii)    agree, in writing or otherwise, to take any of the foregoing actions.

Section 6.2    Conduct of Business by Parent and Merger Sub.

(a)    From and after the date of this Agreement and prior to the earlier of the Effective Time or the Termination Date, if any, and except (i) as may be required by applicable Law (including any Public Health Measures or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent and its Subsidiaries), (ii) as may be consented to in writing by Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 6.2(b) of the Parent Disclosure Letter, each of Parent and Merger Sub shall, and shall cause each of its Subsidiaries (and the Subject Joint Venture) to use reasonable best efforts to (A) conduct their business in the ordinary course of business consistent with past practice and (B) preserve in all material respects its business organization and to maintain in all material respects existing relations and goodwill with Governmental Entities, employees, customers, suppliers, creditors and lessors.

(b)    Without limiting the generality of the foregoing Section 6.2(a), between the date of this Agreement and the Effective Time or the Termination Date, if any, except (A) as may be required by applicable Law (including any Public Health Measures or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent and its Subsidiaries), (B) as may be consented to in writing by Company (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement or (D) as set forth in Section 6.2(b) of the Parent Disclosure Letter, each of Parent and Merger Sub shall not, and shall not permit any of its Subsidiaries (and the Subject Joint Venture) to:

(i)    authorize or pay any dividends on or make any distribution with respect to its issued and outstanding Parent Ordinary Shares, shares of capital stock (whether in cash, assets, stock, units or other securities of Parent or its Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of Parent to Parent or to any of its other wholly owned Subsidiaries;

(ii)    split, combine, consolidate, subdivide or reclassify any of its shares, or shares of capital stock or issue or authorize or propose the issuance of any shares, or shares of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares, shares of capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction;

(iii)    except as required by a Parent Benefit Plan in effect on the date of this Agreement, (A) (1) increase the base salary, target bonus or bonus opportunity, pension, welfare, fringe or other benefits, severance or retainer or other fees or any other component of compensation for any current or former director, executive officer or individual independent contractor of Parent or its Subsidiaries, or (2) increase the benefits provided to Parent’s or its Subsidiaries’ current or former directors executive officers, or employees (other than increases resulting from routine changes to benefit programs); (B) enter into, amend, modify or terminate any employment, change of control, severance or retention agreement with any current or former directors, executive officers, employees or individual independent contractors of Parent or any of its Subsidiaries; (C) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (D) except as permitted pursuant to clause (A) or (B) above, enter into, establish, adopt, amend, terminate or waive any rights with respect to, any material Parent Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a material Parent Benefit Plan if it were in existence as of the date of this Agreement); or (E) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Parent’s current or former employees, individual independent contractors, executive officers or directors;

(iv)    change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable Law;

(v)    adopt any amendments to its memorandum of association or bye-laws or equivalent applicable organizational documents (including partnership agreements and limited liability company agreements) in any manner with respect to Parent (or, in the case of its Subsidiaries or the Subject Joint Venture, in a manner adverse to Parent);

(vi)    except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock or other ownership interest in Parent or any Subsidiaries or Subject Joint Venture or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(vii)    except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of any equity-based awards that are granted under the plan that is adopted in accordance with Section 6.2(b)(vi) of the Parent Disclosure Letter from a holder of any such equity awards in satisfaction of withholding obligations upon the settlement of such award;

(viii)    incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (1) any indebtedness for borrowed money among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) guarantees by Parent of indebtedness for borrowed money of Subsidiaries of Parent, which indebtedness is incurred in compliance with this Section 6.2(b), (3) indebtedness for borrowed money, including the issuance of letters of credit, incurred pursuant to (A) the Parent Credit Agreement, (B) the Parent Takeback Debt Facility Agreement, (C) the Convertible Note Purchase Agreement and the Parent Notes issued thereunder, or (D) the Ship Financing Arrangements, each as in effect on the date hereof, and (4) indebtedness for borrowed money not to exceed $5,000,000 in aggregate principal amount outstanding at any time incurred by Parent or any of its Subsidiaries other than in accordance with clauses (1) through (3), inclusive;

(ix)    sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $5,000,000 in the aggregate, except (1) for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to Company prior to the date of this Agreement, (3) for Liens arising by reason of deposits necessary to obtain standby letters of credit and bank guarantees in the ordinary course of business consistent with past practice, (4) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement or (5) sales, charters, leases or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(x)    (1) modify, amend, terminate or waive any rights under any Parent Material Contract in any material respect in a manner which is adverse to Parent other than in the ordinary course of business consistent with past practice or (2) enter into any Contract that would constitute a Parent Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business consistent with past practice or in connection with the expiration or renewal of any Parent Material Contract), except to the extent such Contract provides for an action that would otherwise be permitted under this Section 6.2(b);

(xi)    voluntarily settle, pay, discharge or satisfy (1) any Action, other than any Action to which Section 6.16 applies or that involves only the payment of monetary damages not in excess of $5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Parent or any of its Subsidiaries (provided, that in no event shall Parent or any of its Subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Company if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (2) any Action to which Section 6.16 applies;

(xii)    (1) make, change or revoke any material Tax election, except in the ordinary course of business consistent with past practice, (2) file any material amended Tax Return, (3) change any material Tax accounting period or make a material change in any material method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state, or local Law or non-U.S. Law) with respect to Taxes, or (6) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice);

(xiii)    acquire (by merger, amalgamation, consolidation, purchase of shares, stock, equity interests or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of capital equipment, goods, products, services and off-the-shelf Intellectual Property), other than acquisitions for consideration (including assumed liabilities) that does not exceed $5,000,000 in the aggregate;

(xiv)    adopt any plan or agreement of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring or other reorganization of Parent or any of its Subsidiaries or Joint Ventures (other than the Merger or the transactions contemplated by this Agreement or in compliance with Section 6.6 and Article VIII of this Agreement);

(xv)    enter into or amend any material transaction with any Affiliate (other than transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course of business consistent with past practice to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 6.2(b)(xv), it being understood that this Section 6.2(b)(xv) (including this proviso) shall not be read to narrow Section 6.2(b)(iii);

(xvi)    make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 6.2(b)(iii)); or

(xvii)    agree, in writing or otherwise, to take any of the foregoing actions.

Section 6.3    Control of Operations. Nothing contained in this Agreement shall give (a) Parent, directly or indirectly, the right to control or direct Company’s operations or (b) Company, directly or indirectly, the right to control or direct Parent’s operations, prior to the Effective Time. Prior to the Effective Time, each of Parent and Company shall exercise, subject to and consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 6.4    Access.

(a)    Subject to compliance with applicable Laws (including any Public Health Measures) and solely for purposes related to the consummation of the transactions contemplated by this Agreement, each party shall afford to the other party and its Representatives reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to such party’s and its Subsidiaries’ (and the Joint Ventures) officers, employees, properties, assets, equipment, inventory, operating sites, Contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement. The foregoing notwithstanding, a party shall not be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries or Joint Ventures, would cause a violation of the requirements of a drilling unit manager or any customer of such party or any of its Subsidiaries or Joint Ventures, would cause a violation of any agreement to which such party or any of its Subsidiaries or Joint Ventures is a party, would, in the reasonable judgment of such party, result in a loss of privilege or trade secret protection to such party or any of its Subsidiaries or Joint Ventures or would constitute a violation of any applicable Laws, including any Public Health Measures (provided, that in each case such party shall use its reasonable best efforts to allow for such access in a way that would not have any of the foregoing effects). Subject to the foregoing restrictions, each party shall be permitted to conduct reasonable inspections, assessments and testing of the other party’s properties, assets, equipment, inventory and operating sites; provided, however, that nothing herein shall authorize any party or its Representative to undertake any testing involving invasive techniques, including testing involving sampling of soil, sediment, groundwater, surface water, air or building materials, at any of the other party’s or its Subsidiary’s or Joint Ventures’ properties, without the prior written consent of such other party, which consent may be withheld in such party’s sole and absolute discretion.

(b)    Each party hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be Aquadrill Confidential Information or Company Confidential Information, as each such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of May 16, 2022, between Company and Seadrill Management Limited (as amended, the “Confidentiality Agreement”).

Section 6.5    No Solicitation by Company. From the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, Company and its Subsidiaries shall not, and Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate, solicit, facilitate, support, seek, induce or knowingly encourage (including by way of furnishing non-public information), or take any action to solicit, initiate, facilitate, support, seek, induce or knowingly encourage any inquiries, announcements or communications relating to, or the making or submission of any proposal or offer that constitutes or would reasonably be expected to lead to a Company Alternative Proposal from any Persons, (ii) enter into, participate in, maintain or continue any discussions or negotiations with any Persons with respect to Company or its Subsidiaries in connection with a Company Alternative Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 6.5 and to limit its conversation or other communication exclusively to such referral), (iii) furnish to any Person any information with respect to, or take any other action intended or reasonably expected to facilitate the making of any inquiry or proposal to Company that constitutes, or would reasonably expected to lead to, any Company Alternative Proposal by any Person, or (iv) accept any Company Alternative Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Company Alternative Proposal or otherwise relating to any Company Alternative Proposal. Company shall promptly request that any Person and its Representatives promptly return or destroy all confidential information concerning Company and its Subsidiaries theretofore furnished thereto by or on behalf of Company or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case in accordance with the applicable confidentiality agreement between Company and such Person. In addition, from the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, neither the Company Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law or release under any confidentiality, standstill or similar agreement (or terminate or fail to enforce such agreement), (B) submit any Company Alternative Proposal or any matter related thereto to the vote of the Company Members, or (C) accept, authorize, cause or permit Company or any of its Subsidiaries to enter into any arrangement or understanding (whether written or oral), letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for the consummation of any transaction contemplated by any Company Alternative Proposal or otherwise relating to any Company Alternative Proposal. Neither Company Board nor any committee thereof shall (i) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, Company

Board’s approval of this Agreement, (ii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer, or (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, to Company Members a Company Alternative Proposal.

Section 6.6    No Solicitation by Parent. From the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, Parent and its Subsidiaries shall not, and Parent shall instruct and use its reasonable best efforts to cause its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate, solicit, facilitate, support, seek, induce or knowingly encourage (including by way of furnishing non-public information), or take any action to solicit, initiate, facilitate, support, seek, induce or knowingly encourage any inquiries, announcements or communications relating to, or the making or submission of any proposal or offer that constitutes or would reasonably be expected to lead to a Parent Alternative Proposal from any Persons, (ii) enter into, participate in, maintain or continue any discussions or negotiations with any Persons with respect to Parent or its Subsidiaries in connection with a Parent Alternative Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 6.6 and to limit its conversation or other communication exclusively to such referral), (iii) furnish to any Person any information with respect to, or take any other action intended or reasonably expected to facilitate the making of any inquiry or proposal to Parent that constitutes, or would reasonably expected to lead to, any Parent Alternative Proposal by any Person, or (iv) accept any Parent Alternative Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Parent Alternative Proposal or otherwise relating to any Parent Alternative Proposal. Parent shall promptly request that any Person and its Representatives promptly return or destroy all confidential information concerning Parent and its Subsidiaries theretofore furnished thereto by or on behalf of Parent or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case in accordance with the applicable confidentiality agreement between Parent and such Person. In addition, from the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, neither the Parent Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law or release under any confidentiality, standstill or similar agreement (or terminate or fail to enforce such agreement), (B) submit any Parent Alternative Proposal or any matter related thereto to the vote of Parent’s shareholders, or (C) accept, authorize, cause or permit Parent or any of its Subsidiaries to enter into any arrangement or understanding (whether written or oral), letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for the consummation of any transaction contemplated by any Parent Alternative Proposal or otherwise relating to any Parent Alternative Proposal. Neither Parent Board nor any committee thereof shall (i) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Company, Parent’s Board’s approval of this Agreement, (ii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer, or (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, to Parent’s shareholders a Parent Alternative Proposal.

Section 6.7    Oslo Listing Document.

(a)    Prior to the Closing Date, Parent shall (with Company’s reasonable cooperation pertaining to information related to Company) prepare, finalize and make available to the public an Oslo Listing Document in accordance with Norwegian Securities Trading Act, duly approved by the NFSA, if applicable, for the purpose of the listing on Euronext Oslo of the Parent Ordinary Shares to be issued as Aggregate Merger Consideration, including, unless an exemption is available from the prospectus requirements under the Norwegian Securities Trading Act and the Euronext Oslo Issuer Rules, Parent Ordinary Shares issued in the Merger to the Consenting Members or issued in connection with Section 3.4. Notwithstanding the foregoing, the Parent Ordinary Shares issued in the Merger to the Consenting Members will not be eligible for such listing on Euronext Oslo before any restrictive notations or legends in respect of such Parent Ordinary Shares are removed, and such Parent Ordinary Shares are eligible for deposit in and clearance and settlement through the facilities of DTC in an unrestricted

CUSIP number applicable to Parent’s Ordinary Shares and for being recorded in the VPS under Parent’s ordinary ISIN number. Parent shall ensure that the Oslo Listing Document will comply with the Norwegian Securities Trading Act.

(b)    Each of Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party to be included therein and shall otherwise reasonably assist and cooperate with the other in Parent’s preparation and distribution of the Oslo Listing Document. If at any time prior Closing, any information relating to Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by Company or Parent which is required to be set forth in an amendment or supplement to the Oslo Listing Document so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and with respect to the Oslo Listing Document, an appropriate amendment or supplemental describing such information shall by Parent be promptly prepared and published according to applicable Law, and, to the extent required by applicable Law, disseminated to the shareholders of Parent and, if applicable, the Company Members.

(c)    Subject to such amendments or supplements that that Parent may be required to make pursuant to applicable Law, no amendment or supplement to the Oslo Listing Document will be made by a party without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed.

Section 6.8    Company Member Approval. Company shall use its reasonable best efforts to take all action necessary in accordance with this Agreement, applicable Law and the Company LLC Agreement to obtain the Company Member Approval promptly after the execution and delivery of this Agreement by all parties and, in any event, by no later than 11:59 p.m. New York City time on the date hereof (such time, the “Consent Time”). Company’s obligation to secure the Company Member Approval in accordance with this Section 6.8 shall not be affected by the commencement, disclosure, announcement or submission to Company of any Company Alternative Proposal or the withholding, withdrawal, amendment or modification by the Company Board of its recommendation to the Company Members in favor of the Company Member Approval. If the Company Member Approval is obtained in the form of duly executed Written Consents that are delivered to Company, Company shall promptly deliver to Parent a copy thereof (including by facsimile or other electronic image scan transmission). The Written Consents shall be irrevocable with respect to all Company Common Units owned beneficially or of record by the Consenting Members or as to which such Consenting Members have, directly or indirectly, the right to vote or direct the voting thereof. “Consenting Members” means the Company Members (including beneficial owners of Company Common Units held through the facilities of The Depository Trust Company that have executed and delivered the Voting and Support Agreement and therefore are or will be such a Member of record) that have executed and delivered the Voting and Support Agreement (each of which, either individually or together with its affiliated investment funds or other entities managed or advised by the Consenting Members, holds over five percent of the outstanding Company Common Units).

Section 6.9    [Reserved].

Section 6.10    Employee and Employee Benefit Plan Matters.

(a)    Neither Parent nor any of its Affiliates shall be obligated to continue to employ any Continuing Employee for any specific period of time following the Effective Time.

(b)    For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent, as applicable, providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with Company and its Subsidiaries, as applicable, and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply (i) with respect to retiree medical plans, benefit accrual under any defined benefit pension plan (ii) to the extent that its application would result in a duplication of benefits and (iii) for purposes of vesting under any future long-term incentive plan grants. In addition, and without limiting the generality of the foregoing, (i) Parent shall use reasonable best efforts to cause each Continuing Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans collectively, as applicable, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use reasonable best efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the applicable Old Plan in which such employee participated immediately prior to the Effective Time, and (B) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)    Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.10 shall create any third-party rights in any Person, including any current or former director, officer, employee or other service provider of Company or its Affiliates or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof). Nothing in this Section 6.10 shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or limit the ability of Parent, Company, or any of their respective Affiliates to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time adopted, assumed, established, sponsored or maintained by any of them.

(d)    Prior to the Closing, if requested by Parent in writing, Company shall adopt resolutions and take all such corporate action as is necessary to terminate each Company Benefit Plan that is a 401(k) plan and any other Company Benefit Plan that Parent may request to be terminated, in each case, effective as of the day immediately prior to the Closing Date, and Company shall provide Parent with evidence that each such Company Benefit Plan has been properly terminated, and the form of such termination documents shall be subject to the reasonable approval of Parent. Company shall take any other action set forth on Section 6.10(d) of the Parent Disclosure Letter as reasonably requested in writing by Parent.

(e)    Company shall, promptly, and, in any event, no more than five Business Days following receipt thereof, provide Parent with any 280G calculations prepared with respect to the service providers of Company and its Subsidiaries. If Company determines that any payment or benefit that is required or proposed to be made in connection with the transactions contemplated by this Agreement could constitute “parachute payments” under Section 280G(b)(2) of the Code (“Section 280G Payments”) and Company seeks to obtain from each Person (each, a “Disqualified Individual”) to whom such payment is made a written agreement waiving such Disqualified Individual’s right to receive some or all of such payment or benefit (the “Waived Benefits”) to the extent necessary so that all remaining payments and benefits applicable to such Disqualified Individual shall not be deemed a parachute payment and under which the Disqualified Individuals accepts in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the stockholders of Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, then in connection with the foregoing, Company shall promptly provide Parent with all information reasonably requested by Parent, including providing no later than fifteen Business Days prior to the date such waivers are sought or approval by Company’s members is sought as described in this Section 6.10, all calculations and documentation prepared in connection with the foregoing and consult with Parent in good faith to incorporate any reasonable comments and suggestions provided by Parent with respect thereto. Company shall provide Parent and its counsel with a copy of any waiver agreement and disclosure statement contemplated by this Section 6.10 at least ten Business Days prior to delivery to each Disqualified Individual and the members of Company of such waiver agreement and disclosure statement, respectively, and Company shall accept any changes reasonably requested by Parent or its counsel.

Section 6.11    Efforts.

(a)    Subject to the terms and conditions set forth in this Agreement, each of the parties to this Agreement shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all consents, approvals or waivers from third parties required to be obtained in connection with the Merger, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall Parent, Company, or any of their respective Subsidiaries or Joint Ventures be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or agreement.

(b)    Subject to the terms and conditions herein provided and without limiting the foregoing, the parties shall (i) promptly, but in no event later than ten Business Days after the date hereof, file any and all required notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and file as promptly as practicable any other required filings and/or notifications under other applicable Antitrust Laws, with respect to the Merger and the other transactions contemplated by this Agreement, and use their reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act or any other Antitrust Law, (ii) use their reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (y) promptly making all such filings and timely obtaining all such consents, permits, authorizations or approvals, (iii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity and (iv) use their reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. Company and Parent shall be equally responsible for all filing fees under the HSR Act, any other Antitrust Laws and/or any such other laws or regulations applicable to any of Parent or its Affiliates. Company and Parent shall not (and shall cause their Subsidiaries and Affiliates not to) agree to stay, toll or extend any applicable waiting period under any Antitrust Law, enter into or extend a timing agreement with any Governmental Entity or withdraw or refile any filing under the HSR Act or any other Antitrust Law, without the prior written consent of the other party.

(c)    If any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any Action is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law, each of Parent and

Company shall (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), and/or (ii) take such action as necessary to overturn any regulatory action by any Governmental Entity to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), including by defending any Action brought by any Governmental Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Antitrust Law so as to permit consummation of the transactions contemplated by this Agreement.

(d)    The parties shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions, and any other material actions pursuant to this Section 6.11, and, subject to applicable legal limitations and the instructions of any Governmental Entity, Company, on the one hand, and Parent, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other material communications received by Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, Company, on the one hand, and Parent, on the other hand, shall to the extent practicable permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of Company and its Subsidiaries, or proposals from third parties with respect thereto, (y) as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information regarding Parent and its operations, provided that Parent shall contemporaneously provide to Company’s counsel unredacted copies of any materials redacted pursuant to this subclause (y), and (z) as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information regarding Company and its operations, provided that Company shall contemporaneously provide to Parent’s counsel unredacted copies of any materials redacted pursuant to this subclause (z). Each of the parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other parties in advance and, to the extent not prohibited or required otherwise by such Governmental Entity, gives the other party or if advisable the other parties’ outside counsel the opportunity to attend and participate.

Section 6.12    Takeover Laws. If any Takeover Law shall become applicable to the transactions contemplated by this Agreement, each of Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

Section 6.13    Public Announcements. Neither Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement without first providing the other party the opportunity to review and comment upon such release or announcement, unless such party determines in good faith that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement, in which event such party shall use its reasonable best efforts to provide an opportunity for the other party to review and comment upon such press release or other announcement prior to making any such press release or other announcement; provided each party and its respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by Parent and Company in compliance with this Section 6.13.

Section 6.14    Indemnification and Insurance.

(a)    From and after the Effective Time, Parent shall, and shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of Company or any of its Subsidiaries (the “Company Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, Action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Company or any Subsidiary of Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby).

(b)    For a period of six years after the Effective Time, Company shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Company (provided that Company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement).

(c)    All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions under Company’s (or any Subsidiary of Company’s) limited liability company agreement, bylaws, or indemnification Contracts or undertakings existing in favor of those Persons who are, or were, directors and officers of Company (or any Subsidiary of Company) at or prior to the date of this Agreement shall survive the Merger. Without limiting the foregoing, the organizational documents of Company (or any Subsidiary of Company), from and after the Effective Time, shall contain provisions no less favorable to the Company Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the charter, limited liability company agreement and bylaws of Company (or any Subsidiary of Company), which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Company Indemnified Parties. In addition, from the Effective Time, Company shall, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including attorneys’ fees) of any Company Indemnified Party under this Section 6.14 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.14) as incurred to the fullest extent permitted under applicable Law for a period of 12 years from the Effective Time; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(d)    If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation, amalgamation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent shall assume or cause Company to continue to be bound by the obligations set forth in this Section 6.14. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or any of their Subsidiaries or their respective officers and directors, it being understood and agreed that the indemnification provided for in this Section 6.14 is not prior to, or in substation for, any claims under any such policies.

(e)    The provisions of this Section 6.14 (i) shall survive the consummation of the Merger and continue in full force and effect, (ii) are intended to be for the benefit of, and shall be enforceable by a Company Indemnified Party, his or her heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.15    Listing. Parent shall use its reasonable best efforts to cause the Parent Ordinary Shares to be issued (i) in the Merger and (ii) as Aggregate Merger Consideration to be admitted for listing on Euronext Oslo and the NYSE, as of (or, in the case of the portion of the Aggregate Merger Consideration issuable to the Consenting Members, as soon as practicable following) the Closing Date. Parent shall use its reasonable best efforts to maintain its existing listing on the NYSE until the Effective Time. This Section 6.15 will survive the consummation of the Merger.

Section 6.16    Stockholder or Member Litigation. In the event that any litigation or other Action of any shareholder or Company Member related to this Agreement, the Merger or the other transactions contemplated by this Agreement is initiated or pending, or, to the Knowledge of the applicable party, threatened in writing, against any party or its Subsidiaries and/or the members of the board of directors of such party (or of any equivalent governing body of any Subsidiary of such party) prior to the Effective Time (or earlier termination of this Agreement), such party shall promptly notify the other party of any such stockholder or Company Member Action, give the other party the opportunity to participate in the defense or settlement of any such Action, and shall keep the other party reasonably informed with respect to the status thereof. No settlement of any such stockholder or Company Member action shall be agreed to without the other party’s consent (not to be unreasonably withheld, delayed or conditioned).

Section 6.17    Financing Matters.

(a)    From the date of this Agreement until the Effective Time, Company on the one hand and Parent on the other shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to cooperate with the other as reasonably requested by the other in connection with obtaining or refinancing any debt financing of the other and its Affiliates, including by using reasonable best efforts to (a) furnish financial and other pertinent information of Company and its Subsidiaries in the case of Company and Parent and its Subsidiaries in the case of Parent to the providers of such debt financing solely to the extent necessary to show the pro forma impact of the transactions contemplated by this Agreement on them, (b) cooperate with the creation and perfection of pledge and security instruments effective as of the Effective Time and (c) provide pertinent information of Company and its Subsidiaries in the case of Company and Parent and its Subsidiaries in the case of Parent that is required in connection with the applicable debt financing under applicable “know your customer” and anti-money laundering rules and regulations and has been requested in writing at least ten Business Days prior to the Effective Time; provided that such party shall be reimbursed for any reasonable out-of-pocket costs incurred by such party in connection with such cooperation with respect to the other party’s debt financing.

(b)    Notwithstanding anything to the contrary contained in Section 6.17(a), nothing in this Section 6.17 shall require any such cooperation to the extent that it would (i) require the parties hereto or any of their respective Subsidiaries or their respective Representatives, as applicable, to waive or amend any terms of this Agreement, (ii) unreasonably interfere with the ongoing business or operations of such party or any of its Subsidiaries, (iii) require a party or any of its Subsidiaries to take any action that will conflict with or violate the organizational documents of such party or any Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Parent Material Contract or Company Material Contract, as the case may be, (iv) encumber any of the assets of such party or any of its Subsidiaries or otherwise be an issuer, guarantor or other obligor with respect to such debt financing prior to the Effective Time, (v) require a party or any of its Subsidiaries to pay, or commit to pay, any commitment or other fee or make any other payment, in each case, in connection with such debt financing prior to the Effective Time, (vi) require a party or any of its Subsidiaries to incur, or commit to incur, or be required to reimburse, or commit to reimburse, any cost, expense, liability or obligation or provide or agree to provide any indemnity, in each case, in connection with such debt financing prior to the Effective Time, (vii) require a party or any of its Subsidiaries to take any action that could subject any director, officer, employee, agent, manager, consultant, advisor or other representative of such party or any of its Subsidiaries to any actual or potential personal liability, (viii) provide any information regarding any post-Effective Time or pro forma cost savings, synergies, capitalization, ownership or other post-Effective Time pro forma adjustments, or prepare any pro forma financial statements or other post-Effective Time financial information, (ix) require a party or any of its Subsidiaries to provide access to or disclose information that such party determines in good faith could jeopardize any attorney client privilege of, or conflict with any confidentiality obligations binding on, such party or any of its Subsidiaries, (x) deliver any financial or other information that is not currently readily available or prepared in the ordinary course of business consistent with past practice of such party and its Subsidiaries at the time requested by the other party or (xi) require a party or any of its Subsidiaries to enter into or approve any financing, pledge, security or similar agreement, or any other agreement, certificate or other document related to such debt financing in connection with the foregoing prior to the Effective Time. Nothing in this Section 6.17 shall permit a party or any of its Subsidiaries to take any action otherwise prohibited by this Agreement.

Section 6.18    Approval of Merger Sub. Immediately following the execution and delivery of this Agreement by the parties, Parent, as the Merger Sub Member, shall adopt this Agreement and approve the Merger, in accordance with applicable Law, by written consent.

Section 6.19    Registration Statement.

(a)    As promptly as practicable following the date hereof, Parent shall prepare (with Company’s reasonable cooperation) and file with the SEC a registration statement on Form F-4 pursuant to which the Parent Ordinary Shares issuable in the Merger and/or as Aggregate Merger Consideration (excluding those that are issuable to the Consenting Members) will be registered with the SEC (including the prospectus therein and any amendments or supplements, the “Registration Statement”). Parent will use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC by the Closing but in any event as soon as reasonably practicable after the initial filing thereof.

(b)    Prior to the filing of the Registration Statement, Parent shall provide Company and its counsel a reasonable opportunity to review and comment on such documents, and Parent will consider, in good faith, incorporating any such comments of Company and/or its counsel prior to such filing.

(c)    Each of Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Registration Statement and the resolution of any comments to either of the foregoing documents received from the SEC. Without limiting the generality of the foregoing, each of Company and Parent shall use its reasonable best efforts and will cooperate with one another to provide a duly executed officer’s certificate in support of any opinion(s) of counsel required to be issued in connection with the Registration Statement regarding the U.S. federal income tax treatment of the Merger. If at any time prior to the Closing, any information relating to Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by Company or Parent which is required to be set forth in an amendment or supplement to the Registration Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Members.

(d)    The parties shall notify each other promptly of the receipt of any comments, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Registration Statement or for additional information and shall (A) supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Registration Statement and (ii) all stop orders of the SEC relating to the Registration Statement and (B) provide each other with a reasonable opportunity to participate in the response to those comments and requests.

(e)    Neither the initial filing of, nor any amendment or supplement to the Registration Statement will be made by a party without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed.

Section 6.20    Filings. Parent shall prepare and make such filings as are required under applicable state securities or “blue sky” laws in connection with the Merger, and Company shall use its reasonable best efforts to assist Parent as may be reasonably necessary to comply with such state securities or “blue sky” laws.

Section 6.21    Sale Bonus Award Agreement; Sale Bonus Award Termination Agreement. Except as otherwise contemplated by Section 3.4(b), Company shall not modify, amend, terminate or waive any rights under the Sale Bonus Award Agreement or the Sale Bonus Award Termination Agreement.

Section 6.22    Additional Agreements. In case at any time after the Effective Time any further action is reasonably necessary to carry out the purposes of this Agreement or to vest the surviving entity of the Merger with full title to all properties, assets, rights, approvals, immunities and franchises of either of the constituent corporations of the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions to be effected at the Closing as contemplated by this Agreement shall be subject to the fulfillment (or waiver in writing by Parent and Company) at or prior to and as of the Effective Time of the following conditions:

(a)    The Company Member Approval shall have been duly obtained.

(b)    No Order by any Governmental Entity of competent jurisdiction which makes illegal or prohibits the consummation of the Merger or the Parent Share Issuance shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction that, in any case, prohibits or makes illegal the consummation of the Merger or the Parent Share Issuance.

(c)    Any applicable waiting period (and any extension thereof) under the HSR Act relating to the Merger shall have expired or been earlier terminated.

Section 7.2    Conditions to Obligations of Company to Effect the Merger. The obligations of Company to effect the Merger and the other transactions to be effected at the Closing as contemplated by this Agreement are further subject to the fulfillment (or waiver in writing by Company) at or prior to and as of the Effective Time of the following conditions:

(a)    (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement (other than the representations and warranties set forth in Section 5.1(a), Section 5.2, Section 5.3(a),

Section 5.3(b), Section 5.3(c)(i), Section 5.10(b), Section 5.20 and Section 5.26) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded); (ii) the representations and warranties in the penultimate sentence of Section 5.2(b) and in Section 5.1(a) and Section 5.3(b) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representations or warranties expressly relate to an earlier date, in which case only as of such earlier date); and (iii) the representations and warranties of Parent and Merger Sub set forth in Section 5.2 (other than the penultimate sentence of Section 5.2(b)), Section 5.3(a) and (c)(i), Section 5.10(b), Section 5.20 and Section 5.26 shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b)    The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order that is in effect and any applicable waiting period shall have elapsed.

(c)    The Oslo Listing Document shall have been published by Parent in accordance with the Norwegian Securities Trading Act.

(d)    Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.

(e)    Each of Parent and Merger Sub shall have delivered to Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(d) have been satisfied.

(f)    The Aggregate Merger Consideration (other than the portion of the Aggregate Merger Consideration issuable to the Consenting Members) shall be issued under Article III without any restrictive notations or legends and (i) be eligible for listing and trading on the Euronext Oslo and (ii) have been approved for listing and trading on the NYSE, subject to official notice of issuance.

(g)    Parent shall have executed and delivered to Company its signature page to the Registration Rights Agreement.

(h)    Parent has submitted a report on continued listing to the OSE within the applicable time-period pursuant to Euronext Oslo Issuer Rules Section 4.7, and the OSE has confirmed to Parent that the listing of Parent on Euronext Oslo may continue following completion of the Merger.

Section 7.3    Conditions to Obligations of Parent to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger and the other transactions to be effected at the Closing as contemplated by this Agreement is further subject to the fulfillment (or waiver in writing by Parent) at or prior to and as of the Effective Time of the following conditions:

(a)    (i) The representations and warranties of Company set forth in this Agreement (other than the representations and warranties set forth in Section 4.1(a), Section 4.2 (other than Section 4.2(b)), Section 4.3(a), Section 4.3(b), Section 4.3(c)(i), Section 4.11(b), Section 4.21 and Section 4.26) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded); (ii) the representations and warranties in the penultimate sentence of Section 4.2(a) and in Section 4.1(a) and Section 4.3(b) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representations or warranties expressly relate to an earlier date, in which case only as of such earlier date); and (iii) the representations and warranties of Company set forth in Section 4.2 (other than Section 4.2(b) and the penultimate sentence of Section 4.2(a)), Section 4.3(a) and (c)(i), Section 4.11(b), Section 4.21 and Section 4.26 shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b)    Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)    Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of Company, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4    Frustration of Closing Conditions. Neither Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, respectively, on the failure of any condition set forth in Section 7.1, Section 7.2, or Section 7.3 as the case may be, to be satisfied if the failure to perform any material obligation required to be performed by such party has been the primary cause of the failure of such condition.

ARTICLE VIII

TERMINATION

Section 8.1    Termination and Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Member Approval has been obtained:

(a)    by the mutual written consent of Company and Parent;

(b)    by either Company or Parent:

(i)    if the Effective Time shall not have occurred on or before September 30, 2023 (the “End Date”); provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not have breached its obligations under this Agreement in any manner that shall have been the primary cause of the failure to consummate the Merger on or before such date;

(ii)    if any court of competent jurisdiction shall have issued or entered an Order permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used such efforts as required by Section 6.11 to prevent, oppose and remove such injunction; or

(iii)    if the Company Member Approval shall not have been obtained by the Consent Time.

(c)    by Company, if Parent or Merger Sub shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(d) and (B) cannot be cured by the End Date or, if curable, is not cured (1) within thirty days following Company’s delivery of written notice to Parent of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Company delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

(d)    by Parent, if Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) cannot be cured by the End Date or, if curable, is not cured (1) within thirty days following Parent’s delivery of written notice to Company of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Parent delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

Section 8.2    Manner and Effect of Termination. Any party terminating this Agreement pursuant to Section 8.1 shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions of this Agreement pursuant to which such termination is being effected and the basis therefor described in reasonable detail. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the parties or their respective Subsidiaries or Affiliates. Notwithstanding the foregoing: (a) no such termination shall relieve any party for liability for such party’s Willful Breach of this Agreement or for Fraud; and (b) (i) the Confidentiality Agreement (in accordance with its terms), and (ii) the provisions of Section 6.4(b), this Section 8.2, and Article IX, will survive the termination of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1    No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger. This Section 9.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms contemplates performance in whole or in part after the Effective Time, which shall survive to the extent expressly provided for herein or therein. Notwithstanding anything to the contrary in this Agreement, Parent may not rely on a breach of Company’s representations and warranties set forth in this Agreement as a basis for not consummating the Merger or terminating this Agreement as a result of a failure of the conditions set forth in Section 7.3(a) if the event or circumstance causing such breach (i) was within the Knowledge of Parent prior to December 1, 2020, (ii) was not within the Knowledge of Company as of or prior to the date hereof and (iii) concerns a matter set forth in Section 9.1 of the Parent Disclosure Letter.

Section 9.2    Expenses; Transfer Taxes. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses, except that (x) expenses incurred in connection with the printing and mailing of the Oslo Listing Document (including applicable filing fees), (y) expenses incurred in connection with the printing, filing and mailing of the Registration Statement

(including applicable SEC filing fees) and (z) all fees paid in respect of any HSR Act or other regulatory filing shall be equally borne by Company and Parent. All transfer taxes (including but not limited to stamp taxes and duties) incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by Parent. The parties shall reasonably cooperate in good faith to minimize, to the extent permissible (including seeking any applicable exemption certificate) under applicable Law, the amount of any such transfer taxes.

Section 9.3    Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties to this Agreement and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile or other electronic transmission shall be accepted as originals for all purposes of this Agreement.

Section 9.4    Governing Law; Jurisdiction.

(a)    Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties to this Agreement hereby agrees that this Agreement involves at least $100,000 and that this Agreement has been entered into in express reliance on 6 Del. C. § 2708.

(b)    In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party to this Agreement or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.4, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (I) the suit, action or proceeding in such court is brought in an inconvenient forum, (II) the venue of such suit, action or proceeding is improper or (III) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to this Agreement agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.7.

Section 9.5    Specific Enforcement.

(a)    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement), the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, (ii) an injunction restraining such breach or threatened breach (including failing to take such actions as are required of them hereunder to consummate this Agreement), and (iii) any other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereto. Each party acknowledges and agrees that (A) each party is entitled to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) does not adequately compensate or provide a remedy for the harm that would result from a breach of this Agreement and (2) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Company, Parent, nor Merger Sub would have entered into this Agreement.

(b)    Each party further agrees that (i) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument or show proof of actual damages in connection with or as a condition to obtaining any remedy referred to in this Section 9.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c)    To the extent any party hereto brings an Action, suit or proceeding to specifically enforce the performance of the terms and provisions of this Agreement (other than an Action to enforce specifically any provision that expressly survives the termination of this Agreement), the End Date shall automatically be extended to (i) the 20th Business Day following the resolution of such Action, suit or proceeding or (ii) such other time period established by the court presiding over such Action, suit or proceeding.

Section 9.6    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.6.

Section 9.7    Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of delivery, with such notice deemed to be given upon receipt), hand delivery (with such notice deemed to be given upon receipt) or by electronic mail transmission (with such notice deemed to have been given at the time of confirmation of transmission, and with such notice to be followed reasonably promptly with a copy delivered by one of the foregoing methods), addressed as follows:

To Company:

Aquadrill LLC

9821 Katy Freeway, Suite 715

Houston, Texas 77024

Attention: Steven L. Newman, CEO

Email: steven.newman@aquadrilloffshore.com

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 44th Floor

Houston, TX 77002

Attention: David Elder; David Sweeney; Patrick Hurley

Email: delder@akingump.com; dsweeney@akingump.com; phurley@akingump.com

To Parent or Merger Sub:

Seadrill Limited

55 Par-la-Ville Road

Hamilton HM 11, Bermuda

Attention: Grant Creed

Email: Grant.Creed@seadrill.com;

ContractNotices@seadrill.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

910 Louisiana St

Houston, TX 77002

Attention: David Emmons;

Clinton W. Rancher

Telephone: (713) 229-1234

Email: david.emmons@bakerbotts.com;

clinton.rancher@bakerbotts.com

or to such other address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8    Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective permitted successors and assigns. Any purported assignment not permitted by this Section 9.8 shall be null and void.

Section 9.9    Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. Notwithstanding anything to the contrary, under no circumstances shall the rights of holders of Company Common Units or Parent Ordinary Shares as third-party beneficiaries pursuant to Section 9.10(b)(ii) be enforceable by such members and shareholders, respectively, or any other Person acting for or on their behalf other than Company or Parent, respectively, and such party’s successors in interest.

Section 9.10    Entire Agreement; No Third-Party Beneficiaries.

(a)    This Agreement (including the exhibits, annexes and schedules to this Agreement) and the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

(b)    Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than (i) as specifically provided in Section 2.5 and Section 3.9 (which shall be for the benefit of each Consenting Member and its Affiliates), Section 6.15 (which shall be for the benefit of all holders of Company Common Units and other Persons entitled to receive part of the Aggregate Merger Consideration hereunder), Section 6.14 (which shall be for the benefit of the Company Indemnified Parties from and after the Effective Time), and Section 9.12 (which shall be for the benefit of the Persons named in the second sentence thereof); (ii) the rights of holders of Company Common Units and Parent Ordinary Shares to pursue claims for damages and other relief, including equitable relief, for Parent’s or Company’s respective Willful Breach or Fraud; and (iii) the provisions of Article III with respect to holders of Company Common Units (which, from and after the Effective Time, shall be for the benefit of holders of Company Common Units as of the Effective Time); provided, however, that the rights granted pursuant to clause (ii) shall only be enforceable on behalf of such members of Company by Company in its sole and absolute discretion and on behalf of such shareholders of Parent by Parent in its sole and absolute discretion, it being understood and agreed that any and all interests in such claims shall attach to such Company Common Units or Parent Ordinary Shares, as applicable, and subsequently trade and transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by Company or Parent, as applicable, with respect to such claims (net of expenses incurred by such Person in connection therewith) may, in Company’s or Parent’s, as applicable, sole and absolute discretion, be (x) distributed, in whole or in part, by such party to the holders of Company Common Units or Parent Ordinary Shares, as applicable, of record as of any date determined by Company or Parent, as the case may be, or (y) retained by Company or Parent, as the case may be, for the use and benefit of Company or Parent, as applicable, on behalf of its members or shareholders, as applicable, in any manner such Person deems fit.

Section 9.11    Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of Company Member Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of any applicable stock exchange require further approval of the members of Company or the shareholders of Parent, the effectiveness of such amendment or waiver shall be subject to the approval of the members of Company or the shareholders of Parent, respectively. Notwithstanding the foregoing, no failure or delay by Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.12    Non-Recourse. Unless expressly agreed to otherwise by the parties in writing, this Agreement may only be enforced against, and any action in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement may only be brought against the Persons expressly named as parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, shareholder, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any party or of any Affiliate of any party, or any of their respective successors, Representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a party), shall have any liability or other obligation for any obligation of any party under this Agreement or for any action in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement; provided, however, that nothing in this Section 9.12 shall limit any liability or other obligation of the parties for breaches of the terms and conditions of this Agreement.

Section 9.13    Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent or the Subject Joint Venture or a Subsidiary of Company to take any action, such requirement shall be deemed to include an undertaking (or in the case of the Subject Joint Venture, a reasonable undertaking) on the part of Parent or the Company, as the case may be, to cause such Subsidiary (and the Subject Joint Venture) to take such action.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SEADRILL LIMITED
By:	/s/ Martyn Svensen
Name:Martyn Svensen
Title:Vice President, Risk & Insurance
SEADRILL MERGER SUB, LLC
By:	/s/ Martyn Svensen
Name:Martyn Svensen
Title:Vice President, Risk & Insurance

[Signature Page to Agreement and Plan of Merger]

AQUADRILL LLC
By:	/s/ Steven Newman
Name: Steven Newman
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of Voting and Support Agreement

[See attached.]

EXHIBIT B

Form of Written Consent

[See attached.]

EXHIBIT C

Form of Registration Rights Agreement

[See attached.]

EXHIBIT D

Form of Amended and Restated

Limited Liability Company Agreement of the Surviving Company

[See attached.]

SCHEDULE I

Final Exchange Ratio Calculations

Final Unit Exchange Ratio	= (Parent Net Shares + Parent Share Equivalent Strike Price) / Company Fully Diluted Units)
Where:
Parent Net Shares	= Aggregate Merger Consideration – Company Sale Bonus

= 30,645,160 – Company Sale Bonus

Parent Share Equivalent Strike Price	= (In-The-Money PARs x Strike Price) / VWAP

= (In-The-Money PARs x $27.52) / VWAP

In-The-Money PARs	= Outstanding PARs if Final Unit Exchange Ratio is greater than (Strike Price / VWAP), otherwise zero[1]

Company Fully Diluted Units	= Outstanding Common Units + Outstanding RSUs +

Outstanding PUs + In-The-Money PARs

Final PAR Exchange Ratio	= The greater of (i) ((Final Unit Exchange Ratio x VWAP) – Strike Price) / VWAP; and (ii) zero.

Example Calculation:

Assume:	Outstanding PARs = 570,000
Outstanding Common Units = 20,000,000
Outstanding RSUs = 122,104
Outstanding PUs = 105,700
VWAP = $30.99107

In-The-Money PARs = 570,000

Company Fully Diluted Units = 20,797,804

Company Sale Bonus (per Schedule II calculation) = 1,671,432.69865

[1]

For purposes of determining whether Final Unit Exchange Ratio is greater than (Strike Price / VWAP), Final Unit Exchange Ratio should initially be calculated assuming In-The-Money PARs equal Outstanding PARs. If Final Unit Exchange Ratio calculated under this assumption is not greater than (Strike Price / VWAP), In-The-Money PARs shall equal zero and Final Unit Exchange Ratio shall be recalculated accordingly.

Parent Net Shares	= 30,645,160 – 1,671,432.69865
= 28,973,727.30135

Parent Share Equivalent Strike Price	= (570,000 x $27.52) / $30.99107

= 506,158.70959

Final Unit Exchange Ratio	= (28,973,727.30135 + 506,158.70959) / 20,797,804
= 1.41745

Final PAR Exchange Ratio	= ((1.41745 x $30.99107) – $27.52) / $30.99107
= 0.52945

Parent Ordinary Shares to be issued:

Company Common Units	= 1.41745 x 20,000,000 = 28,349,037 Parent Ordinary Shares
RSUs	= 1.41745 x 122,104 = 173,077 Parent Ordinary Shares
PUs	= 1.41745 x 105,700 = 149,825 Parent Ordinary Shares
PARs	= 0.52945 x 570,000 = 301,789 Parent Ordinary Shares
Company Sale Bonus	= 1,671,433 Parent Ordinary Shares
= 30,645,160 Parent Ordinary Shares

SCHEDULE II

Company Sale Bonus Calculation

Company Sale Bonus	=	Actual Bonus Pool / VWAP

Actual Bonus Pool	=	Interest Factor Adjustment x (Total Monetization Value x Applicable Target Bonus Pool as % of TMV)

Interest Factor Adjustment	=	1.1[x] Where [x] = number of days from and including the Closing Date through and excluding May 24, 2024 / 365

Total Monetization Value	=	Outstanding Common Units x Interim Exchange Ratio x VWAP

Interim Exchange Ratio	=	(Aggregate Merger Consideration + Interim Parent Share Equivalent Strike Price) / Interim Company Fully Diluted Units

Interim Parent Share Equivalent Strike Price	=	(Interim In-The-Money PARs x Strike Price) / VWAP

Interim In-The-Money PARs	=	Outstanding PARs if Interim Exchange Ratio is greater than (Strike Price / VWAP), otherwise zero[1]

Interim Company Fully Diluted Units	=	Outstanding Common Units + Outstanding RSUs + Outstanding PUs + Interim In-The-Money PARs

The term “Applicable Target Bonus Pool as % of TMV” as used in the calculation of Actual Bonus Pool shall be a percentage that varies based on the Total Monetization Value, determined as follows:

Total Monetization Value	Applicable Target Bonus Pool as % of TMV
$0 to $267,800,000	0%

From $267,800,001 to $617,800,000	An amount from 0% at $267,800,000 and 3.5% at $617,800,000, with linear interpolation of such percentage starting from $267,800,000 and ending at $617,800,000

From $617,800,001 to $917,800,000	An amount from 3.5% at $617,800,000 to 5% at $917,800,000, with linear interpolation of such percentage starting from $617,800,000 and ending at $917,800,000

More than $917,800,000	5%

[1]

For purposes of determining whether Interim Exchange Ratio is greater than (Strike Price / VWAP), Interim Exchange Ratio should initially be calculated assuming Interim In-The-Money PARs equal Outstanding PARs. If Interim Exchange Ratio calculated under this assumption is not greater than (Strike Price / VWAP), Interim In-The-Money PARs shall equal zero and Interim Exchange Ratio shall be recalculated accordingly.

For the avoidance of doubt, notwithstanding anything to the contrary set forth in the Sale Bonus Award Agreement, the Actual Bonus Pool will be calculated in connection with the Closing as described herein and paid as soon as is reasonably practicable following the Closing, subject to the conditions of, and as described in, the Merger Agreement.

Example Calculation:

Assume:	Outstanding PARs	= 570,000
	Outstanding Common Units	= 20,000,000
	Outstanding RSUs	= 122,104
	Outstanding PUs	= 105,700
	VWAP	= $30.99107
	Closing Date	= March 31, 2023

	Interim In-The-Money PARs	= 570,000

	Interim Parent Share Equivalent Strike Price	= (570,000 x $27.52) / $30.99107

= 506,158.70959

	Interim Company Fully Diluted Units	= 20,797,804

	Interim Exchange Ratio	= (30,645,160 + 506,158.70959) / 20,797,804
= 1.49782

	Total Monetization Value	= 20,000,000 x 1.49782 x $30.99107
= $928,379,456.52454

	Applicable Target Bonus Pool as % of TMV	= 5.00000%

	Interest Factor Adjustment	= 1.1(420/365)
= 1.11591

	Actual Bonus Pool	= 1.11591 x $928,379,456.52454x 0.0500000
= $51,799,487.76415

	Company Sale Bonus	= $51,799,487.76415 / $30.99107
= 1,671,432.69865

ANNEX B

THE VOTING AND SUPPORT AGREEMENT

[See attached]

Execution Version

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of December 22, 2022, is entered into by and among Seadrill Limited, an exempted company limited by shares existing under the laws of Bermuda (“Acquiror”), and each entity listed on the signature page hereof in its capacity as a record or beneficial member (each, a “Member” and, collectively, the “Members”) of Aquadrill LLC, a Marshall Islands limited liability company (the “Company”).

RECITALS

WHEREAS, Acquiror, Seadrill Merger Sub, LLC, a Marshall Islands limited liability company and a wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, and the Company will be the surviving entity (the “Merger”);

WHEREAS, as of the date hereof, each Member owns beneficially or of record the number of common units representing the limited liability company interests of the Company (the “Company Common Units”) set forth opposite such Member’s name on Schedule A hereto (all such Company Common Units, any other membership interests in the Company, and any units or membership interests in the Company of which ownership is hereafter acquired by the Members prior to the termination of this Agreement being referred to herein as the “Membership Interests”);

WHEREAS, the board of directors of the Company has (i) approved, authorized and adopted the Merger Agreement, (ii) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, that it is advisable, fair to and in the best interests of Company and its Members to consummate the transactions contemplated by the Merger Agreement, including the Merger in which the outstanding Company Common Units will be converted into the right to receive validly issued, fully paid and non-assessable common shares, par value $0.01 of Acquiror, and (iii) resolved to submit the Merger Agreement to the members of the Company for its approval and adoption; and

WHEREAS, the Members are entering into this Agreement in order to induce Acquiror to enter into the Merger Agreement and cause the Merger to be consummated.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and agreed, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

Section 2. Voting Agreement.

(a) Until the termination of this Agreement in accordance with Section 5, each Member hereby agrees that at each meeting of the members of the Company, however called, or at any adjournment thereof or in any other circumstances upon which a resolution, vote, consent or other approval (including by written resolution) is sought, each Member shall (i) when a meeting is held, appear (whether in person or by valid proxy) at such meeting and cause its Membership Interests to be counted as present thereat for the purpose of establishing a quorum, if applicable, and (ii) vote or give consent with respect to (or cause to be voted or such consent to be given with respect to) its Membership Interests: (A) in favor of the approval and adoption of the Merger, the Merger Agreement and all other transactions contemplated by the Merger Agreement (including this Agreement) if a vote, consent or other approval (including by written consent) with respect to any of the foregoing is sought, (B) against any (1) merger agreement or merger (other than the Merger Agreement, the Merger and the transactions contemplated thereby), or any action, agreement, arrangement, proposal, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other takeover proposal relating to the Company or its Subsidiaries or (2) amendment of the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of May 24, 2021 (as amended, restated, amended and restated, supplemented or modified from time to time, the “LLC Agreement”) or other proposal or transaction involving the Company or any of its Subsidiaries that would in any manner reasonably be expected to impede, delay, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any units of equity of the Company, and (C) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement in accordance with its terms, including the execution of any documents and delivery of any written consents which are necessary or appropriate in order to effectuate any of the foregoing, including, but not limited to, a letter of transmittal, in each case, to the fullest extent such Membership Interests are part of a class of membership interests in the Company that are entitled to be voted at the time of any vote, consent or other approval (including by written resolution). In furtherance of the foregoing, each Member will promptly, but in no event later than the date that is five days from the date hereof execute and deliver (or cause to be executed and delivered) the member written consent (the “Written Consent”) to Acquiror and the Company in substantially the form attached hereto as Exhibit A in respect of the Company Common Units owned beneficially or of record by each such Member.

(b) From and after the date hereof and until the termination of this Agreement in accordance with Section 5, each Member hereby agrees not to sell, transfer, assign, gift, pledge, grant a security interest in, distribute, encumber, hypothecate or otherwise dispose of (including, without limitation, the foreclosure or other acquisition by any lender with respect to the Membership Interests pledged to such lender by the Member), whether directly or indirectly (including, without limitation, by means of a Transfer of any security issued by a person that holds, directly or indirectly, an interest in the Membership Interests), such Member’s Membership Interests (or any right, option, profit participation or other interest with respect to such Membership Interests), either voluntarily or involuntarily and with or without consideration (other than pursuant to the Merger or a transfer from the facilities of the Depository Trust Company (“DTC”) to the Member) (collectively, “Transfer”). Notwithstanding the foregoing, each Member may Transfer such Member’s Membership Interests to a proposed transferee (such transferred interests, the “Transferred Membership Interests”); provided that such Person has entered into, prior to or effective as of the date of such Transfer, a voting and support agreement on substantially the same terms as the terms of this Agreement, except that such voting and support agreement will only bind the proposed transferee in respect of the Transferred Membership Interests (i.e., the proposed transferee will not be obligated to enter into a voting and support agreement that covers any other interests in the Company then held by the proposed transferee or acquired from a Person who is not a party to a similar voting and support agreement); provided further that such Transfer is subject to the additional terms and conditions set forth in the LLC Agreement. Notwithstanding anything to the contrary in this Section 2(b), the restrictions on Transfer set forth in this section shall not apply to (i) the grant of any Liens on any Membership Interest in favor of a bank or broker-dealer holding custody of such Membership Interest in the ordinary course of business or (ii) the pledge or hypothecation of any Membership Interest pursuant to any Member’s back-leverage financing of such Membership Interest in the ordinary course of business; provided that in the event of a Transfer upon the foreclosure of any such back-leverage financing, the transferee of such Membership Interest shall enter into, prior to the date of such Transfer, a voting and support agreement on substantially the same terms as the terms of this Agreement; provided further that such Transfer is subject to the additional terms and conditions set forth in the LLC Agreement.

(c) In the event (i) of any dividend in the form of Membership Interests or other equity interests in the Company or any subdivision (or split), recapitalization, reclassification, combination or exchange of equity interests of the Company on, of or affecting any Member’s Membership Interests or (ii) any Member becomes the owner of any additional Membership Interests or other equity interests of the Company or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 2(a) hereof, then the terms of this Agreement shall apply to the equity interests or other securities of the Company held by such Member immediately following the effectiveness of the events described in clause (i) or the Member becoming the owner thereof, as described in clause (ii), without further action of the parties, as though they were included in the Member’s Membership Interests hereunder as of the date hereof. The Member hereby agrees, while this Agreement is in effect, to notify Acquiror of the number of any new Membership Interests or other equity interests of the Company acquired by such Member, if any, after the date hereof and the number of Membership Interests set forth on Schedule A will be deemed amended accordingly. For the avoidance of doubt, nothing in this Section 2(c) or elsewhere in this Agreement shall obligate any Member to convert, exercise, or exchange any equity interests, warrants, or convertible securities in order to obtain any underlying shares of Company Common Units.

(d) Members may vote the Membership Interests on all other matters not referred to in this Agreement.

(e) Reliance by the Acquiror. The Member understands and acknowledges that the Acquiror is entering into the Merger Agreement in reliance on such Member’s execution and delivery of this Agreement.

(f) “Membership Interests” shall exclude any physically-settled or cash-settled swap instruments to which the applicable Member does not have the right to control or direct the voting of the underlying Company Common Unit.

Section 3. Representations and Warranties of Members. Each Member hereby represents and warrants to Acquiror, and covenants and agrees, as follows:

(a) Authority. (i) The Member is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, (ii) the Member has the legal capacity and all necessary power and authority to execute and deliver this Agreement and the Written Consent, to perform its obligations hereunder and to consummate the transactions to be consummated by it as contemplated hereby and thereby, (iii) the execution and delivery of this Agreement and the Written Consent by the Member and the consummation by the Member of the transactions to be consummated by it as contemplated hereby and thereby have been duly and validly authorized by all necessary action, and no other proceedings on the part of the Member or any of its Affiliates are necessary to authorize this Agreement and the Written Consent, to perform such obligations or to consummate such transactions contemplated hereby and thereby, and (iv) this Agreement and the Written Consent have each been (or in the case of the Written Consent, if applicable, will be) duly and validly executed and delivered by the Member and, assuming the due authorization, execution and delivery of this Agreement by Acquiror, this Agreement constitutes a legal, valid and binding obligation of the Member, enforceable against the Member in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) No Conflicts. The execution and delivery of this Agreement or the Written Consent by the Member does not, and the performance of its obligations under this Agreement by the Member and the consummation of the transactions to be consummated by it as contemplated hereby will not, (i) conflict with or violate the LLC Agreement or the organizational documents of the Member, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Member or by which any property or asset of such Member, including the Membership Interests, are bound or affected, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any property or asset of the Member, including the Membership Interests, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Member is a party or by which any property or asset of the Member, including the Membership Interests, are bound or affected, or (iv) require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Member of its obligations under this Agreement.

(c) The Membership Interests. Schedule A (as may be amended as set forth in Section 2(c) and except with respect to any Membership Interests transferred after the date hereof in accordance with Section 2(b)) sets forth opposite the Member’s name, the number of Membership Interests owned beneficially or of record by the Member. As of the date of this Agreement, except to the extent held through DTC or as otherwise noted on Schedule A, the Member is the sole owner of the Membership Interests denoted as being owned by the Member on Schedule A, and has the sole power to direct the voting of, and act by written consent with respect to, such Membership Interests; provided that any such Person identified pursuant to the foregoing shall execute and deliver this Agreement and the Written Consent. As of the date of this Agreement, the Membership Interests set forth on Schedule A represent all of the voting equity interests of the Company owned by the Member. Except as set forth on Schedule A, as of the date of this Agreement, neither the Member nor any controlled affiliate of the Member owns or holds any right to acquire any additional Membership Interests or other voting equity interests of the Company or other securities of the Company or any interest therein or any voting rights with respect thereto. The Member has good and valid title to the Membership Interests denoted as being owned by the Member on Schedule A, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those (i) created by this Agreement, (ii) pursuant to the LLC Agreement, (iii) any transfer restrictions that may apply under the Securities Act of 1933 (as amended) (the “Act”) and “blue sky” laws or (iv) granted in favor of a bank or broker-dealer holding custody of such Membership Interest in the ordinary course of business.

(d) Accredited Investor. The Member is, and in the event that the Member is acting on behalf of one or more others who have an interest in the Membership Interests, the Member has received confirmation from each such other to the effect that it is, an “Accredited Investor,” as defined in Regulation D of the Act, and is acting for either its own account or accounts of other Accredited Investors as to which it exercises sole investment discretion and has the authority to make the statements in Sections 3(c) and 3(d).

(e) MTO Rules. The Member acknowledges that the Norwegian Mandatory Takeover Offer Rules in the Norwegian Securities Trading Act, chapter 6 (the “MTO Rules”), apply to Acquiror. As of the date of this Agreement and for so long as this Agreement remains in effect, the Member (i) beneficially owns and will beneficially own, directly or indirectly, less than one-third (1/3) of the Parent Ordinary Shares, right to shares and votes in Acquiror, including as a result of receiving the Parent Ordinary Shares to be issued as Aggregate Merger Consideration, and (ii) has no agreement, commitment, arrangement or understanding with any other Person that is a shareholder of Acquiror, or that would become a shareholder of Acquiror pursuant to the Merger, with the effect that the Member and such Person are or will be deemed to be considered related parties or acting in concert under the MTO Rules, and therefore the Member would not trigger an obligation to make a mandatory offer for the shares in Acquiror under the MTO Rules as a result of receiving shares in Acquiror in connection with the Merger or otherwise in connection with the Merger.

Section 4. Representations and Warranties of Acquiror. Acquiror hereby represents and warrants to each Member as follows:

(a) Authority. (i) Acquiror is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, (ii) has the legal capacity and all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions to be consummated by it as contemplated hereby, (iii) the execution and delivery of this Agreement by Acquiror and the consummation by Acquiror of the transactions to be consummated by it as contemplated hereby have been duly and validly authorized by all necessary corporate or other action, and no other corporate action or other proceedings on the part of Acquiror or any of its Affiliates are necessary to authorize this Agreement, to perform such obligations or to consummate such transactions contemplated hereby, and (iv) this Agreement has been duly and validly executed and delivered by Acquiror and, assuming the due authorization, execution and delivery by the Members, constitutes a legal, valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) No Conflict. The execution and delivery of this Agreement by Acquiror does not, and the performance of its obligations under this Agreement by Acquiror and the consummation of the transactions to be consummated by Acquiror as contemplated hereby will not, (i) conflict with or violate the organizational documents of Acquiror, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Acquiror or by which any property or asset of Acquiror is bound or affected, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any property or asset of Acquiror pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Acquiror is a party or by which any property or asset of Acquiror is bound or affected, or (iv) require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Acquiror of its obligations under this Agreement.

(c) MTO Rules. Acquiror acknowledges that the MTO Rules apply to Acquiror.

Section 5. Termination. This Agreement will terminate automatically, without any action on the part of any party hereto, on the earliest to occur of (a) immediately prior to Closing of the Merger and issuance of the Parent Ordinary Shares as Aggregate Merger Consideration, (b) the termination of the Merger Agreement pursuant to its terms, (c) the date on which the Merger Agreement is modified or amended in a manner that reduces the Aggregate Merger Consideration to be paid pursuant to the terms of the Merger Agreement, (d) the termination of this Agreement by mutual written consent of the Members and Acquiror, (e) the date on which the End Date in the Merger Agreement is extended without the consent of Members holding, in the aggregate, a majority of the Membership Interests, (f) the date on which the Merger Agreement is amended or otherwise modified in any manner that is material and adverse to the Members, and (g) at any time upon notice by Acquiror to the Members; provided, however, that (i) Section 6(g), Section 6(h), Section 6(o), Section 6(p) and Section 6(s)  shall survive any termination of this Agreement; and (ii) termination of this Agreement shall not relieve any party from liability for any breach of its obligations hereunder committed prior to such termination.

Section 6. Miscellaneous.

(a) Appraisal Rights. The Members hereby irrevocably and unconditionally waive, and agree not to exercise, any rights of appraisal, any dissenter’s rights and any similar rights relating to the Merger or any related transaction that the Members may directly or indirectly have by virtue of the ownership of the Membership Interests or any other equity interests or other securities of the Company.

(b) Proxy and Attorney-in-Fact. Each Member hereby irrevocably appoints as its proxy and attorney-in-fact, Acquiror and any Person designated in writing by Acquiror, each of them individually, with full power of substitution and resubstitution, to vote such Member’s Membership Interests solely to the extent and in accordance with Section 2 during the term of this Agreement at any meeting or meetings of Members of the Company (or adjournments or postponements thereof), and to act by written consent with respect to all of such Member’s Membership Interests solely to the extent and in accordance with Section 2 during the term of this Agreement; provided, however, that such Member’s grant of the proxy contemplated by this Section 6(b) shall be effective if, and only if, such Member fails to be counted as present, to consent or to vote such Member’s Membership Interests, as applicable, in accordance with this Agreement. This proxy, if it becomes effective, is coupled with an interest, is given as an additional inducement of Acquiror to enter into the Merger Agreement and shall be irrevocable prior to the termination of this Agreement in accordance with Section 5, at which time any such proxy shall terminate. The Member (solely in its capacity as such) shall take such further actions or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy during the term of this Agreement. Acquiror may terminate this proxy with respect to any such Member at any time at its sole election by written notice provided to such Member.

(c) Entire Agreement. This Agreement, the Written Consent and the Merger Agreement (together with the Schedules and Annexes hereto and thereto) constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement or the Written Consent.

(d) Assignment. Acquiror shall not assign this Agreement or any part hereof without the prior written consent of the other parties. Each Member shall not assign this Agreement or any part hereof without the prior written consent of Acquiror. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

(e) Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight (or two-day, if being sent internationally) delivery service (with proof of delivery, with such notice deemed to be given upon receipt), hand delivery (with such notice deemed to be given upon receipt) or by electronic mail transmission (with such notice deemed to have been given at the time of confirmation of transmission, and with such notice to be followed reasonably promptly with a copy delivered by one of the foregoing methods), addressed as follows:

If to Acquiror, to:

Seadrill Limited

55 Par-la-Ville Road

Hamilton HM 11, Bermuda

Attention: Grant Creed

Email: Grant.Creed@seadrill.com;

ContractNotices@seadrill.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Attention: David Emmons;

Clinton W. Rancher

Telephone: (713) 229-1234

Email: david.emmons@bakerbotts.com;

clinton.rancher@bakerbotts.com

If to the Member, to the contact information for the Member set forth on Schedule A hereto with a copy to (which shall not constitute notice):

Aquadrill LLC

9821 Katy Freeway, Suite 715

Houston, Texas 77024

Attention: Steven L. Newman, CEO

Email: steven.newman@aquadrilloffshore.com

or to such other address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

(f) Specific Enforcement. (i) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the Written Consent were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement or the Written Consent (including failing to take such actions as are required of them hereunder to consummate this Agreement or the Written Consent), the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (A) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (B) an injunction restraining such breach or threatened breach (including failing to take such actions as are required of them hereunder to consummate this Agreement, the Merger Agreement and/or the Written Consent). Each party acknowledges and agrees that (A) each party is entitled to specifically enforce the terms and provisions of this Agreement and the Written Consent notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) does not adequately compensate for the harm that would result from a breach of this Agreement or the Written Consent and (2) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, Acquiror would not have entered into this Agreement.

(ii) Each party further agrees that (A) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (B) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6(f), and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(g) Governing Law; Jurisdiction. (i) Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(ii) In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party to this Agreement or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (A) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 6(g), (B) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by the applicable Law, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to this Agreement agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 6(e).

(h) Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6(H).

(i) Headings. Headings of the sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

(j) Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by the Company or Acquiror in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. The Written Consent is irrevocable and cannot be amended or waived.

(k) Severability. Any term or provision of this Agreement or the Written Consent which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement or the Written Consent, as applicable, in any jurisdiction. If any provision of this Agreement or the Written Consent is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

(l) Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties to this Agreement and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile or other electronic transmission shall be accepted as originals for all purposes of this Agreement and the Written Consent.

(m) Construction. This Agreement and the Written Consent has been freely and fairly negotiated among the parties. If an ambiguity or question of intent or interpretation arises, this Agreement or the Written Consent will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement and the Written Consent.

(n) Expenses. Whether or not the Merger is consummated, all costs, expenses, and transfer taxes incurred in connection with this Agreement shall be paid by the party incurring or required to incur such expenses.

(o) Member Capacity. The parties acknowledge that this Agreement and the Written Consent are entered into by or on behalf of the Member in the Member’s capacity as the record or beneficial owner of the Membership Interests. To the extent the Member is a corporation, limited partnership, limited liability company or other entity, nothing in this Agreement restricts or limits any action taken by such Member’s or its Affiliates’ representatives, members, shareholders or limited partners, solely in their capacity as a director or officer of the Company (but not on its own behalf as a Member) and the taking of any actions (or failure to act) that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of the Company and such actions will be deemed not to constitute a breach of this Agreement or the Written Consent. Any Person that is not a Member shall have no liability under this Agreement and no recourse shall be had against any such Person under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law.

(p) Limitations on Damages. In no event shall any party have any liability for indirect, incidental, special or punitive damages, arising out of or relating to this Agreement or the subject matter hereof, no matter what theory of liability, and even if advised of the possibility or probability of such damages.

(q) No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(r) Several, Not Joint and Several, Obligations. The agreements, representations, warranties, liabilities and obligations of the Members under this Agreement are, in all respects, several and not joint and several. No Member shall, as a result of its entering into and performing its obligations under this Agreement, be deemed to be part of a “group” (as that term is used in section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) with any of the other Members. For the avoidance of doubt, this Agreement has no, and shall not be construed as having any, effect on shares in Acquiror or in relation to being shareholders of Acquiror.

(s) Acquiror Confidentiality Obligations. Acquiror shall not publicly disclose the name of any Member or any Affiliate or investment advisor of a Member, or include the name of any Member or any Affiliate or investment advisor of any Member in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent (including by e-mail) of the applicable Member or the Person who serves as investment manager, adviser or sub-adviser, as applicable, of the applicable Member (the “Investment Advisor”), except (i) as required by applicable laws, rules, or regulations, including U.S. federal securities laws, rules or regulations, (ii) at the request of the staff of the SEC or regulatory agency having authority over the Acquiror or (iii) as required by stock exchange regulations, in which case Acquiror shall provide the applicable Member or its Investment Advisor with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably cooperate with the Member or its Investment Advisor regarding such disclosure.

(t) No Other Obligations. (i) Nothing in this Agreement will obligate a Member to (A) become a plaintiff in any litigation or other adversarial proceeding or (B) pay any expenses of any other party and (ii) no Member shall have any duty, whether a fiduciary duty, duty of confidentiality or otherwise, to any other Member or any other Person, in each case, save for and subject to the obligations expressly set forth in this Agreement or the Written Consent.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first written above.

SEADRILL LIMITED
By:	/s/ Martyn Svensen
Name:	Martyn Svensen
Title:	Vice President, Risk & Insurance
MEMBERS:
[*GoldenTree Members omitted*]

[*Canyon Members omitted*]

[*Elliott Members omitted*]

[*Invesco Members omitted*]

[*Sculptor Members omitted*]

Signature Page to Voting and Support Agreement

SCHEDULE A

TO

VOTING AND SUPPORT AGREEMENT

[Omitted.]

EXHIBIT A

WRITTEN CONSENT

Attached.

Execution Version

EXHIBIT A

FORM OF WRITTEN CONSENT

AQUADRILL LLC

December 22, 2022

The undersigned, each being a member (each, a “Consenting Member” and collectively, the “Consenting Members”) of Aquadrill LLC, a Marshall Islands limited liability company (the “Company”), being the holders as of the date of this written consent (this “Written Consent”) of at least two-thirds of issued and outstanding common units representing the limited liability company interests of the Company (the “Company Common Units”) entitled to vote, acting pursuant to Section 19(4) of the Limited Liability Company Act of 1996 of the Republic of the Marshall Islands (the “Act”) and as authorized by Section 6.8 of the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of May 24, 2021 (the “LLC Agreement”), hereby consents in writing to the following actions and the adoption of the following resolutions without a meeting of the members of the Company (the “Company Members”), which consent shall be irrevocable prior to the termination of that certain Voting and Support Agreement attached hereto as Annex A:

WHEREAS, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 22, 2022, by and among the Company, Seadrill Limited, an exempted company limited by shares existing under the laws of Bermuda (“Parent”), and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), a copy of which has been provided to the undersigned Consenting Members and is attached hereto as Annex B (capitalized terms that are used but are not otherwise defined herein shall have the meanings set forth in the Merger Agreement);

WHEREAS, pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity of the merger (the “Merger”) and a wholly owned subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) approved, authorized and adopted the Merger Agreement, (ii) resolved that it is advisable, fair to and in the best interests of the Company and the Company Members to consummate the transactions contemplated by the Merger Agreement, including the Merger in which the outstanding limited liability company interests of the Company (other than any Cancelled Units) will be converted into the right to receive Parent Ordinary Shares, and (iii) resolved to submit the Merger Agreement for approval by the Company Members and determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the Company Members vote to approve the Merger Agreement;

WHEREAS, pursuant to the terms and conditions of the Merger Agreement, each Company Common Unit issued and outstanding immediately prior to the Effective Time (other than any Cancelled Units) shall be converted automatically, in accordance with the procedures set forth in the Merger Agreement, into the right to receive the Merger Consideration;

WHEREAS, the Merger constitutes a Sale of the Company (as defined in the LLC Agreement) and, pursuant to Section 6.8 of the LLC Agreement, the Merger Agreement and the Merger contemplated thereby must be approved by the holders of at least two-thirds (2/3rd) of the issued and outstanding Company Common Units entitled to vote;

WHEREAS, pursuant to Section 19(4) of the Act and Section 6.8 of the LLC Agreement, the Company Members may act without a meeting by written consent signed or electronically transmitted by the holders of the Company Common Units entitled to vote having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting; and

WHEREAS, upon the execution and delivery of this Witten Consent by holders of at least two-thirds (2/3rd) of the issued and outstanding Company Common Units entitled to vote, the Company Member Approval shall have been obtained in accordance with the Merger Agreement and the LLC Agreement.

NOW, THEREFORE, BE IT RESOLVED, that each Consenting Member hereby approves the Merger Agreement and the Merger and votes all of the Company Common Units held by it in favor of the approval of the Merger Agreement and the Merger with the same force and effect as if the Company Members had taken such action at a meeting of the Company Members;

RESOLVED FURTHER, this Written Consent may be executed in two or more counterparts, each of which when so executed shall be an original, and all such counterparts shall together constitute one and the same instrument, and signatures to this Written Consent transmitted by facsimile, Portable Document Format (.pdf), telecopy or other form of electronic transmission (including electronic mail message) shall be deemed original signatures for all purposes, and such execution and transmission shall be considered valid, binding and effective for all purposes; and

RESOLVED FURTHER, this Written Consent shall be effective as of the execution and delivery of this Written Consent in accordance with the terms of the Merger Agreement, shall be filed with the book in which proceedings of meetings of the Company Members are recorded and shall be treated for all purposes as action taken at a meeting.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of the date first written above.

CONSENTING MEMBER:
By:
Name:

Signature Page to Written Consent

ANNEX A

Voting and Support Agreement

[Omitted.]

ANNEX B

Merger Agreement

[Omitted.]

INDEX TO FINANCIAL STATEMENTS

SEADRILL LIMITED

Page
For the Fiscal Years Ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Statements of Operations for the year ended December 31, 2021, December 31, 2020 and December 31, 2019	F-6

Consolidated Statements of Comprehensive Loss for the year ended December 31, 2021, December 31, 2020 and December 31, 2019	F-7

Consolidated Balance Sheets as at December 31, 2021 and 2020	F-8

Consolidated Statements of Cash Flows for the year ended December 31, 2021, December 31, 2020 and December 31, 2019	F-9

Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2021, December 31, 2020 and December 31, 2019	F-11

Notes to Consolidated Financial Statements	F-12

For the Nine Months Ended September 30, 2022

Unaudited Consolidated Statements of Operations for the three months ended September 30, 2022 (Successor), period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor)

F-77

Unaudited Consolidated Statements of Comprehensive Income for the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor)

F-78

Unaudited Consolidated Balance Sheets as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor)	F-79

Unaudited Consolidated Statements of Cash Flows for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

F-80

Unaudited Consolidated Statements of Changes in Equity for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

F-82

Notes to the Unaudited Consolidated Financial Statements	F-84

AQUADRILL LLC

Page
For the Fiscal Years Ended December 31, 2021 and 2020

Report of PricewaterhouseCoopers LLP, Independent Auditors (Predecessor)	F-139

Report of PricewaterhouseCoopers LLP, Independent Auditors (Successor)	F-141

Consolidated Statements of Operations for the period from May 25, 2021 through December 31, 2021 (Successor), the period from January 1, 2021 through May 24, 2021 (Predecessor) and year ended on December 31, 2020 (Predecessor) (Restated)

F-143

Consolidated Balance Sheets as of December 31, 2021 (Successor) and 2020 (Predecessor) (Restated)	F-144

Consolidated Statements of Cash Flows for the period from May 25, 2021 through December 31, 2021 (Successor), the period from January 1, 2021 through May 24, 2021 (Predecessor) and year ended on December 31, 2020 (Predecessor) (Restated)

F-145

Consolidated Statements of Changes in Members’ Capital for the period from May 25, 2021 through December 31, 2021 (Successor), the period from January 1, 2021 through May 24, 2021 (Predecessor) and year ended on December 31, 2020 (Predecessor) (Restated)

F-146

Notes to Consolidated Financial Statements	F-147

For the Nine Months Ended September 30, 2022

Condensed Consolidated Statements of Operations for the nine months ended September 30, 2022 (Successor) (Unaudited), for the period from May 25, 2021 through September 30, 2021 (Successor) (Unaudited), and the period from January 1, 2021 through May 24, 2021 (Predecessor)

F-195

Condensed Consolidated Balance Sheets as of September 30, 2022 (Successor) (Unaudited) and December 31, 2021 (Successor) (Restated)	F-196

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2022 (Successor) (Unaudited), the period from May 25, 2021 to September 30, 2021 (Successor) (Unaudited), and the period from January 1, 2021 to May 24, 2021 (Predecessor)

F-197

Condensed Consolidated Statements of Changes in Members’ Capital for the nine months ended September 30, 2022 (Successor) (Unaudited) and (Successor) 2021 (Unaudited) (Restated)	F-198

Notes to the Unaudited Condensed Consolidated Financial Statements	F-199

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seadrill Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on financial instruments in 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Completeness of uncertain tax positions and valuation of certain uncertain tax positions

As described in Notes 2 and 12 to the consolidated financial statements, the Company had an unrecognized tax benefit of $83 million as of December 31, 2021 of which a majority relates to certain jurisdictions. As disclosed, management recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Management regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.

The principal considerations for our determination that performing procedures relating to the completeness of uncertain tax positions and valuation of certain uncertain tax positions is a critical audit matter are (i) the significant judgment by management when assessing uncertain tax positions, including a high degree of estimation uncertainty; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s timely identification of uncertain tax positions and accurate valuation of certain positions; (iii) the evaluation of audit evidence available to support certain uncertain tax positions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. For the completeness assertion, these procedures included, among others, (i) reviewing management’s memo and exercise of identifying new uncertain tax positions; (ii) reviewing the status of any open tax audits; (iii) reviewing return-to-provision adjustments; (iv) inspecting copies of correspondence occurring during 2021 to evaluate the completeness of information used by management in concluding on the related uncertain tax positions; (v) performing an assessment of the jurisdictions in which the Company operates and discussing with management as to whether there has been any correspondence from local tax authorities; (vi) considering the results of our other audit procedures performed to determine whether there are other uncertain tax positions that have not been identified, including whether there have been any significant structural or contractual changes to the business in 2021 which would impact the uncertain tax positions; and (vii) reviewing global tax accounting services newsletters and industry publications to identify changes to tax laws announced during the year, including those specifically for the oil and gas industry. For the valuation assertion for certain jurisdictions, these procedures included, among others (i) testing the completeness, accuracy and relevance of data used in the calculation of the liability for uncertain tax positions, including reviewing agreements, tax positions, and the related final tax returns; (ii) testing the model for calculating the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained, including the amount of interest and penalties recorded to recalculate the closing balance; (iii) evaluating the status and results of income tax audits with the relevant tax authorities; and (iv) reviewing new information pertaining to valuation of these certain jurisdictions arising in 2021. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness of uncertain tax positions and measurement of the Company’s uncertain tax positions for the certain jurisdictions, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realized, the application of relevant tax laws, and estimated interest and penalties.

Valuation of accounts receivable, net and drilling units recognized in the SeaMex business combination

As described in Note 2 and 32 to the consolidated financial statements, on November 2, 2021, the Company obtained the remaining 50% equity interest in SeaMex resulting in the consolidation of SeaMex into NSNCo in a business combination. This resulted in an acquisition of $316 million of accounts receivable, net and $216 million of drilling units. As disclosed, SeaMex’s accounts receivable, net acquired includes a current expected credit loss estimated using a “probability-of-default” model similar to that of Seadrill’s. The fair value of drilling units was estimated through the discounted cash flow (“DCF”) approach. The DCF approach derives values of rigs from the cash flows associated with the remaining useful life of the rig. Forecasted revenues used in the DCF model are derived from a “general pool” whereby the rigs will receive a global dayrate assumption. All future cash flows are discounted using a weighted average cost of capital (“WACC”).

The principal considerations for our determination that performing procedures relating to the valuation of accounts receivable, net and drilling units recognized in the SeaMex business combination is a critical audit matter are (i) the significant judgment by management when assessing the valuation of accounts receivable, net and drilling units, including a high degree of estimation uncertainty; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assumptions of current expected credit losses, global dayrate, and WACC; (iii) the evaluation of audit evidence available to support the assumptions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the future net cash flows in the DCF model; (ii) evaluating the appropriateness of management’s DCF model and expected credit loss model; (iii) testing the completeness, accuracy, and relevance of the underlying data used in the models; and (iv) evaluating the significant estimates and assumptions used by management related to the current expected credit losses, global day rate, and weighted average cost of capital assumptions. Evaluating management’s significant estimates and assumptions involved evaluating whether the estimates and assumptions used by management were reasonable considering (i) the current and past performance of the drilling units; (ii) the consistency with external market and industry forecast data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit; and (iv) the probability of default in the expected credit loss model. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s WACC, including reviewing management’s calculation and comparing the WACC against comparable companies.

/s/ PricewaterhouseCoopers LLP

Watford, United Kingdom

April 29, 2022, except for the effects of discontinued operations related to the sale of the jackup units in the Kingdom of Saudi Arabia discussed in Note 33 to the consolidated financial statements, as to which the date is February 27, 2023

We have served as the Company’s or its predecessors’ auditor since 2013.

Seadrill Limited

(Debtor-in-Possession)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the year ended December 31, 2021, December 31, 2020, and December 31, 2019

(In $ millions, except per share data)

	Notes		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
			(As adjusted)	(As adjusted)	(As adjusted)
Operating revenues
Contract revenues			663	605	863
Reimbursable revenues			35	37	41
Management contract revenue	*		177	289	338
Other revenues	8	*	32	30	12

Total operating revenues			907	961	1,254
Operating expenses
Vessel and rig operating expenses			(612)	(541)	(655)
Reimbursable expenses			(32)	(34)	(39)
Depreciation			(127)	(318)	(397)
Amortization of intangibles			—	(1)	(105)
Management contract expense	*		(174)	(390)	(302)
Selling, general and administrative expenses			(67)	(74)	(91)

Total operating expenses			(1,012)	(1,358)	(1,589)
Other operating items
Loss on impairment of long-lived assets	11		(152)	(4,087)	—
Loss on impairment of intangibles			—	(21)	—
Gain on disposals			47	15	—
Other operating income	*		54	9	39

Total other operating items	9		(51)	(4,084)	39

Operating loss			(156)	(4,481)	(296)
Financial and other non-operating items
Interest income	*		1	8	33
Interest expense	10		(109)	(398)	(407)
Loss on impairment of investments			—	—	(6)
Share in results from associated companies (net of tax)	17		3	—	(22)
Fair value measurement on deconsolidation of VIE			—	509	—
Loss on derivative financial instrument			—	(3)	(37)
Foreign exchange loss			(4)	(23)	(11)
Reorganization items, net	4		(296)	—	—
Other financial and non-operating items	*		(11)	(43)	(1)

Total financial and other non-operating items, net			(416)	50	(451)

Loss before income taxes			(572)	(4,431)	(747)
Income tax benefit	12		—	1	44

Loss from continuing operations			(572)	(4,430)	(703)
Loss from discontinued operations, net of income taxes	33		(15)	(233)	(519)

Net loss			(587)	(4,663)	(1,222)

Net loss attributable to the parent			(587)	(4,659)	(1,219)
Net loss attributable to the non-controlling interest			—	(3)	(1)
Net loss attributable to the redeemable non-controlling interest			—	(1)	(2)
Basic and Diluted loss per share from continuing operations (US dollar)			(5.70)	(44.11)	(7.00)
Basic and Diluted loss per share (U.S. dollar)			(5.85)	(46.43)	(12.18)

*

Includes revenue received from related parties of $189 million, $305 million and $333 million and costs paid to related parties of $70 million, $12 million, and $3 million for the years ended December 31, 2021, 2020 and 2019, respectively. Refer to Note 27 – “Related party transactions” for further details.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

(Debtor-in-Possession)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

for the year ended December 31, 2021, December 31, 2020, and December 31, 2019

(In $ millions)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Net loss	(587)	(4,663)	(1,222)
Other comprehensive loss, net of tax, relating to continuing operations:
Actuarial loss relating to pensions	—	(2)	(1)
Other comprehensive gain/(loss), net of tax, relating to discontinued operations:
Change in fair value of debt component of Archer convertible bond	2	4	3
Share of other comprehensive loss from associated companies	9	(15)	(8)

Other comprehensive gain/(loss)	11	(13)	(6)

Total comprehensive loss for the period	(576)	(4,676)	(1,228)

Comprehensive loss attributable to the shareholders	(576)	(4,672)	(1,225)
Comprehensive loss attributable to the non-controlling interest	—	(3)	(1)
Comprehensive loss attributable to the redeemable non-controlling interest	—	(1)	(2)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

(Debtor-in-Possession)

CONSOLIDATED BALANCE SHEETS

as at December 31, 2021 and December 31, 2020

(In $ millions, except per share data)

	Notes	December 31, 2021	December 31, 2020
		(As adjusted)	(As adjusted)
ASSETS
Current assets
Cash and cash equivalents		293	485
Restricted cash	14	160	103
Accounts receivable, net	15	158	110
Amount due from related parties, net	27	28	85
Assets held for sale – current	33	1,145	109
Other current assets	16	197	187

Total current assets		1,981	1,079

Non-current assets
Investment in associated companies	17	27	24
Drilling units	18	1,431	1,755
Restricted cash	14	63	65
Deferred tax assets	12	10	9
Equipment	19	11	19
Amount due from related parties, net	27	—	6
Assets held for sale – non-current	33	347	976
Other non-current assets	16	27	45

Total non-current assets		1,916	2,899

Total assets		3,897	3,978

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	20	—	5,545
Trade accounts payable		53	41
Amounts due to related parties – current	27	—	7
Liabilities associated with assets held for sale – current	33	983	692
Other current liabilities	21	219	277

Total current liabilities		1,255	6,562

Liabilities subject to compromise	4	6,117	—
Liabilities subject to compromise associated with assets held for sale	4	118	—
Non-current liabilities
Long-term debt due to related parties	27	—	426
Deferred tax liabilities	12	9	10
Liabilities associated with assets held for sale – non-current	33	2	—
Other non-current liabilities	21	112	120

Total non-current liabilities		123	556

Commitments and contingencies (see Note 30)
EQUITY
Common shares of par value US$0.10 per share 138,880,000 shares authorized and 100,384,435 issued at December 31, 2021 and December 31, 2020	23	10	10
Additional paid in capital		3,504	3,504
Accumulated other comprehensive loss		(15)	(26)
Retained loss		(7,215)	(6,628)

Total deficit		(3,716)	(3,140)

Total liabilities and equity		3,897	3,978

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

(Debtor-in-Possession)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the year ended December 31, 2021, December 31, 2020, and December 31, 2019

(In $ millions)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Cash Flows from Operating Activities
Net loss	(587)	(4,663)	(1,222)
Net loss from continuing operations	(572)	(4,430)	(703)
Net loss from discontinued operations	(15)	(233)	(519)
Net operating net loss adjustments related to discontinued operations(1)	10	211	526
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	127	318	397
Amortization of unfavorable and favorable contracts	—	1	105
Share of results from associated companies	(3)	—	22
Gain on disposals	(47)	(15)	—
Unrealized loss related to derivatives	—	3	37
Fair value measurement on deconsolidation of VIE	—	(509)	—
Loss on impairment of long-lived assets	152	4,087	—
Loss on impairment of intangibles	—	21	—
Loss on impairment of investments	—	—	6
Deferred tax benefit	(3)	(7)	(60)
Unrealized foreign exchange loss	2	19	(3)
Amortization of discount on debt	84	121	36
Change in allowance for credit losses	34	144	—
Non-cash reorganization items	176	—	—
Other cash movements in operating activities:
Payments for long-term maintenance	(55)	(110)	(105)
Repayments made under lease arrangements	(46)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions and disposals:
Trade accounts receivable	(41)	49	25
Trade accounts payable	15	(37)	3
Prepaid expenses/accrued revenue	(4)	(54)	(1)
Deferred revenue	7	(5)	13
Related party receivables	(6)	(103)	(8)
Related party payables	(7)	(5)	(30)
Other assets	(21)	33	(16)
Other liabilities	59	73	14
Other, net	—	8	5

Net cash used in operating activities	(154)	(420)	(256)

(1)

Relates to adjustments made to the net loss from discontinued operations to reconcile to net cash flows in operating activities from discontinued operations. The adjustments are made up of adjustments to reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals. The net cash used in operating activities related to Discontinued operations for the year ended December 31, 2021 was $5 million (December 31, 2020: $22 million; December 31, 2019: $7 million generated from operating activities).

Seadrill Limited

(Debtor-in-Possession)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the year ended December 31, 2021, December 31, 2020, and December 31, 2019

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Cash Flows from Investing Activities
Additions to drilling units and equipment	(29)	(27)	(48)
Purchase of call option for non-controlling interest shares	—	(11)	—
Investment in associated companies	—	—	(25)
Loans granted to related party	—	(8)	—
Proceeds from disposal of rigs	43	—	—
Impact to cash resulting from deconsolidation of VIE	—	(22)	—
Net cash provided by investing activities – discontinued operations	23	36	47

Net cash provided by/(used in) investing activities	37	(32)	(26)
Cash Flows from Financing Activities
Repayments of secured credit facilities	—	(36)	(34)
Purchase of redeemable AOD non-controlling interest	—	(31)	—
Net cash used in financing activities – discontinued operations	—	(96)	(333)

Net cash used in financing activities	—	(163)	(367)
Effect of exchange rate changes on cash and cash equivalents	(2)	(19)	3

Net decrease in cash and cash equivalents, including restricted cash	(119)	(634)	(646)
Cash and cash equivalents, including restricted cash, at beginning of the year	723	1,357	2,003
Cash and cash equivalents, including restricted cash, at the beginning of year – continuing operations	653	1,205	1,572
Cash and cash equivalents, including restricted cash, at the beginning of year – discontinued operations	70	152	431
Cash and cash equivalents, including restricted cash, at the end of year	604	723	1,357
Cash and cash equivalents, including restricted cash, at the end of year – continuing operations (2)	516	653	1,205
Cash and cash equivalents, including restricted cash, at the end of year – discontinued operations	88	70	152
Supplementary disclosure of cash flow information
Interest paid	—	(174)	(378)
Taxes paid	(3)	(10)	(29)
Reorganization items, net paid	(100)	—	—

(2)

Comprised of cash and cash equivalents $293 million (2020: $485 million, 2019: $987 million), restricted cash $160 million (2020: $103 million, 2019: $135 million), and restricted cash included in non-current assets $63 million (2020: $65 million, 2019: $83 million).

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

(Debtor-in-Possession)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

for the year ended December 31, 2021, December 31, 2020, and December 31, 2019

(In $ millions)

	Common shares	Additional paid in capital	Accumulated other comprehensive income/(loss)	Retained Earnings	Total equity before NCI	Non- controlling interest	Total equity
	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)
December 31, 2018	10	3,491	(7)	(611)	2,883	152	3,035

Net loss from continuing operations	—	—	—	(700)	(700)	(1)	(701)
Net loss from discontinuing operations	—	—	—	(519)	(519)	—	(519)
Other comprehensive loss from continuing operations	—	—	(1)	—	(1)	—	(1)
Other comprehensive loss from discontinued operations	—	—	(5)	—	(5)	—	(5)
Fair Value adjustment AOD Redeemable NCI	—	—	—	(21)	(21)	—	(21)
Share-based compensation charge	—	5	—	—	5	—	5

December 31, 2019	10	3,496	(13)	(1,851)	1,642	151	1,793

ASU 2016-13 – Measurement of credit losses on financial instruments	—	—	—	(143)	(143)	—	(143)

January 1, 2020	10	3,496	(13)	(1,994)	1,499	151	1,650

Net loss from continuing operations	—	—	—	(4,426)	(4,426)	(3)	(4,429)
Net loss from discontinuing operations	—	—	—	(233)	(233)	—	(233)
Other comprehensive loss from continuing operations	—	—	(2)	—	(2)	—	(2)
Other comprehensive loss from discontinued operations	—	—	(11)	—	(11)	—	(11)
Fair Value adjustment AOD Redeemable NCI	—	—	—	25	25	—	25
Purchase option on non-controlling interest	—	—	—	—	—	(11)	(11)
Deconsolidation of VIE	—	—	—	—	—	(137)	(137)
Share-based compensation charge	—	9	—	—	9	—	9
Cash settlement for cancellation of share scheme	—	(1)	—	—	(1)	—	(1)

December 31, 2020	10	3,504	(26)	(6,628)	(3,140)	—	(3,140)

Net loss from continuing operations	—	—	—	(572)	(572)	—	(572)
Net loss from discontinued operations	—	—	—	(15)	(15)	—	(15)
Other comprehensive income from Discontinuing operations	—	—	11	—	11	—	11

December 31, 2021	10	3,504	(15)	(7,215)	(3,716)	—	(3,716)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

(Debtor-in-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda. We provide offshore drilling services to the oil and gas industry. As at December 31, 2021 we owned 24 drilling rigs, leased three and managed and operated nine rigs on behalf of Aquadrill (formerly Seadrill Partners), SeaMex, and Sonadrill. Our fleet consists of drillships, jackup rigs (seven of which have been included in discontinued operations held for sale) and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, the term “predecessor” refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms “we”, “our”, “Group” or “Company” in context of events prior to February 22, 2022. As used herein, the term “Successor” refers to the financial position and results of operations of Seadrill Limited (previously “Seadrill 2021 Limited”) after February 22, 2022. This is also applicable to terms “new successor”, “we”, “our”, “Group” or “Company” in context of events after February 22, 2022.

The use herein of such terms as “Group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.

Emergence from Chapter 11 Bankruptcy

On February 22, 2022, Seadrill completed its comprehensive restructuring and emerged from Chapter 11 bankruptcy protection. Please refer to Note 4 “Chapter 11 Proceedings” of the accompanying financial statements for further details.

In our report at June 30, 2021, we had raised a substantial doubt as to our ability to continue as a going concern as a result of the fact that we were in Chapter 11 and there was a degree of inherent risk associated with being in bankruptcy and whether the Plan of Reorganization would be confirmed. Having now emerged from Chapter 11 and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issue of the financial statements.

Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States dollar (“U.S. dollar” or “US$”) rounded to the nearest million, unless otherwise stated.

The accompanying Consolidated Financial Statements include the financial statements of Seadrill Limited, its consolidated subsidiaries and any variable interest entity (“VIE”) in which we are the primary beneficiary.

The January 2022 disposal of 65% of Seadrill’s equity interest in Paratus Energy Services (“PES”, formerly Seadrill New Finance Limited “NSNCo”) and October 2022 disposal of the KSA business represented strategic shifts in Seadrill’s operations which will have a major effect on its operations and financial results of the current year and going forward and therefore we have reclassified both the PES and the KSA Business as discontinued operations and their results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of both PES and the KSA Business were reclassified as held for sale in all periods presented. Reclassifications to comparative period results, assets, and liabilities have been labelled “As adjusted”.

Basis of consolidation

We consolidate investments in companies in which we control directly or indirectly more than 50% of the voting rights.

We also consolidate entities in which we hold a variable interest where we are the primary beneficiary of the entity. A VIE is defined as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) equity interest holders as a group lack either (i) the power to direct the activities of the entity that most significantly impact on its economic performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. We are the primary beneficiary of a VIE when we have both (1) the power to direct the activities of the entity which most significantly impact on the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

Subsidiaries, even if fully owned, are excluded from the Consolidated Financial Statements if we are not the primary beneficiary under the variable interest model. All intercompany balances and transactions have been eliminated.

Fresh Start Reporting

Upon emergence from bankruptcy on the Effective Date, in accordance with ASC 852, Seadrill Limited qualified for fresh start reporting and become a new entity for financial reporting purposes. We allocated the reorganization value resulting from fresh start reporting in accordance with the purchase price allocation performed as of the Effective Date.

Note 2 – Accounting policies

The accounting policies set out below have been applied consistently to all periods in these Consolidated Financial Statements, unless otherwise noted.

Revenue from contracts with customers

The activities that primarily drive the revenue earned from our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site and (iii) performing rig preparation activities and/or modifications required for the contract with a customer. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.

We recognize revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. We recognize consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term.

We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We re-assess these estimates each reporting period as required. Refer to Note 7 – “Revenue from contracts with customers”.

Dayrate drilling revenue – Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly incremental service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.

Mobilization revenue – We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the mobilization of our rigs. These activities are not considered to be distinct within the context of the contract. The associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract.

Demobilization revenue – We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the demobilization of our rigs. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception and recognized over the term of the contract. In most of our contracts, there is uncertainty as to the likelihood and amount of expected demobilization revenue to be received. For example, the amount may vary dependent upon whether or not the rig has additional contracted work following the contract. Therefore, the estimate for such revenue may be constrained, as described above, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions.

Revenues related to reimbursable expenses – We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer, at a point in time, as “Reimbursable revenues” in our Consolidated Statements of Operations.

Local taxes – In some countries, the local government or taxing authority may assess taxes on our revenues. Such taxes may include sales taxes, use taxes, value-added taxes, gross receipts taxes and excise taxes. We generally record tax-assessed revenue transactions on a net basis.

Deferred contract expenses - Certain direct and incremental costs incurred for upfront preparation, initial mobilization and modifications of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used in satisfying our performance obligations in the future and are expected to be recovered. Such costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract.

Management contract revenues

Management fees – Revenues related to operation support and management services provided to Aquadrill (formerly Seadrill Partners), SeaMex, Sonadrill, and Northern Ocean. This includes both related and non-related companies.

Other revenues

Other revenues consist of related party revenues, leasing income from rigs leased to Gulfdrill, external management fees, and early termination fees. Refer to Note 8 – “Other revenues”. Revenue is recognized as the performance obligation is satisfied, which on our leased rigs is on a straight-line basis.

Early termination fees – Other revenues also include amounts recognized as early termination fees under drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized daily as and when any contingencies or uncertainties are resolved.

Vessel and Rig Operating Expenses

Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance and costs for onshore support personnel. We expense such costs as incurred.

Mobilization and demobilization expenses

We incur costs to prepare a drilling unit for a new customer contract and to move the rig to a new contract location. We capitalize the mobilization and preparation costs for a rig’s first contract as a part of the rig value and recognize them as depreciation expense over the expected useful life of the rig (i.e. 30 years). For subsequent contracts, we defer these costs over the expected contract term (see deferred contract costs above), unless we do not expect the costs to be recoverable, in which case we expense them as incurred.

We incur costs to transfer a drilling unit to a safe harbor or different geographic area at the end of a contract. We expense such demobilization costs as incurred. We also expense any costs incurred to relocate drilling units that are not under contract.

Repairs, maintenance and periodic surveys

Costs related to periodic overhauls of drilling units are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.

Income taxes

Seadrill is a Bermuda company that has subsidiaries and affiliates in various jurisdictions. Currently, Seadrill and our Bermudan subsidiaries and affiliates are not required to pay taxes in Bermuda on ordinary income or capital gains as they qualify as exempted companies. Seadrill and our subsidiaries and affiliates have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Refer to Note 12 – “Taxation”.

The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.

Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. We recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the Consolidated Statement of Operations as income tax expense (or benefit) in the period of sale or transfer occurs.

Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards.

Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.

Foreign currencies

The majority of our revenues and expenses are denominated in U.S. dollars and therefore the majority of our subsidiaries use U.S. dollars as their functional currency. Our reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, we use the current method of translation whereby items of income and expense are translated using the average exchange rate for the period and the assets and liabilities are translated using the year-end exchange rate. Foreign currency translation gains or losses on consolidation are recorded as a separate component of other comprehensive income in shareholders’ equity.

Transactions in foreign currencies are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency denominated monetary assets and liabilities are remeasured using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Consolidated Statements of Operations.

Loss per share

Basic loss per share (“LPS”) is calculated based on the loss for the period available to common shareholders divided by the weighted average number of shares outstanding. Diluted loss per share includes the effect of the assumed conversion of potentially dilutive instruments such as our restricted stock units. The determination of dilutive loss per share may require us to make adjustments to net loss and the weighted average shares outstanding. Refer to Note 13 – “Loss per share”.

Fair value measurements

We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Hierarchy Levels 1, 2 and 3 are terms for the priority of inputs to valuation techniques used to measure fair value. Hierarchy Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. Hierarchy Level 2 inputs are significant other observable inputs, including direct or indirect market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets. Hierarchy Level 3 inputs are significant unobservable inputs, including those that require considerable judgment for which there is little or no market data. When a valuation requires multiple input levels, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.

Current and non-current classification

Generally, assets and liabilities (excluding deferred taxes and liabilities subject to compromise) are classified as current assets and liabilities respectively if their maturity is within one year of the balance sheet date. In addition, we classify any derivative financial instruments as current. Current liabilities will include where amounts from lenders are payable on demand at their discretion due to event of default clauses being met.

Generally, assets and liabilities are classified as non-current assets and liabilities respectively if their maturity is beyond one year of the balance sheet date. In addition, we classify loan fees based on the classification of the associated debt principal.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with maturities of three months or less. Amounts are presented net of allowances for credit losses.

Restricted cash consists of bank deposits which are subject to restrictions due to legislation, regulation or contractual arrangements. Restricted cash amounts that are expected to be used after one year from balance sheet date are classified as non-current assets. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure. Refer to Note 14 – “Restricted cash”.

Receivables

Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount net of expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 15 – “Accounts receivable”.

Allowance for credit losses

In 2020 we adopted the current expected credit loss (“CECL”) model which replaced the “incurred loss” model required under the guidance for FY 2019. The CECL model requires recognition of expected credit losses over the life of a financial asset upon its initial recognition. Periods prior to adoption are presented under the previous guidance with an allowance against a receivable balance recognized only if it was probable that we would not recover the full amount due to us. We determined doubtful accounts on a case-by-case basis and considered the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes.

The CECL model contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of an asset. It also requires to consider the risk of loss even if it is remote. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts of events which may affect the collectability. We estimate the CECL allowance using a “probability-of-default” model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by ASU 2016-13). Our critical judgements relate to internal credit ratings and maturities used to determine probability of default, the subordination of debt to determine loss given default and the performance status of the receivable that can impact any management overlay. We determine management risk overlay based on management assessment of defaults, overdue amounts and other observable events that provide information on collection. Our internal credit ratings are based on the Moody’s scorecard approach (based on several quantitative and qualitative factors) and our approach relies on statistical data from Moody’s ‘Default and Ratings Analytics’ to derive the expected credit loss. We monitor the credit quality of receivables by re-assessing credit ratings, assumed maturities and probability-of-default on a quarterly basis. Due to the inherent uncertainty around these judgmental areas, it is at least reasonably possible that a material change in the CECL allowance can occur in the near term. We grouped financial assets with similar risk characteristics based on their contractual terms, historical credit loss pattern, internal and external credit ratings, maturity, collateral type, past due status and other relevant factors.

The CECL model applies to external trade receivables, related party receivables and other financial assets measured at amortized cost as well as to off-balance sheet credit exposures not accounted for as insurance. We have elected to calculate expected credit losses on the combined balance of both the amortized cost and accrued interest from the unpaid principal balance.

The allowance for credit losses reflects the net amount expected to be collected on the financial asset. Any change in credit allowance is reflected in the Consolidated Statement of Operations based on the nature of the financial asset receivable.

Amounts are written off against the allowance in the period when efforts to collect a balance have been exhausted. Any write-offs in excess of credit allowance by category of financial asset reduces the asset’s carrying amount and is reflected in the Consolidated Statement of Operations. Expected recoveries will not exceed the amounts previously written-off or current credit loss allowance by financial asset category and are recognized in the Consolidated Statement of Operations in the period of receipt.

Contract assets and liabilities

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. If we recognize revenue ahead of this point, we also recognize a contract asset. Contract assets balances relate primarily to demobilization revenues recognized during the period associated with probable future demobilization activities.

Contract liabilities include payments received for mobilization, rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. 10% shareholders that do not have significant influence are also considered to be related parties. Amounts receivable from related parties are presented net of allowances for expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 27 –” Related party transactions” for details of balances and material transactions with related parties.

Business Combinations

We account for business combinations in accordance with ASC 805 – Business Combinations. As described in “Note 32 – Business Combinations”, on November 2, 2021, NSNCo (wholly owned subsidiary of Seadrill Limited) consolidated SeaMex in a business combination. Management determined that the Transaction qualified as a business combination under ASC 805 because (i) SeaMex as the acquiree met the definition of a business and (ii) NSNCo as the acquirer obtained control of SeaMex. As a result, the acquisition method was applied, and the identifiable assets acquired and liabilities assumed were recognized at fair value on the acquisition date.

i. Accounts receivable, net

SeaMex’s CECL model estimates the allowance using a similar “probability-of-default” model to that of Seadrill’s. Refer to Allowance for Credit Losses section above.

ii. Drilling Units

The fair value of drilling units are estimated through the DCF approach. The DCF approach derives values of rigs from the cash flows associated with the remaining useful life of the rig. Forecasted revenues used in the DCF model are derived from a “general pool” whereby the rigs receive a global dayrate assumption and a contract probability factor. All future cash flows are discounted using a WACC. Key assumptions used in the DCF include contracted dayrate and utilization forecasts.

iii. Contracts

Management values the favorable intangible drilling contracts by comparing the signed contract rates against the expected rates achievable for the rig type in the market, both adjusted for economic utilization and taxes. The gain or loss on the signed contract compared to the market rates are then discounted using an adjusted WACC.

iv. Convenience date

Where a business combination does not occur on a natural period end reporting date, the Company assesses the use of a convenience date based on materiality.

Equity investments

Investments in common stock are accounted for using the equity method if we have the ability to significantly influence, but not control, the investee. Significant influence is presumed to exist if our ownership interest in the voting stock of the investee is between 20% and 50%. We also consider other factors such as representation on the investee’s board of directors and the nature of commercial arrangements, We classify our equity investees as “Investments in Associated Companies”. We recognize our share of earnings or losses from our equity method investments in the Consolidated Statements of Operations as “Share in results from associated companies”. Refer to Note 17 – “Investment in associated companies”.

We assess our equity method investments for impairment at each reporting period when events or circumstances suggest that the carrying amount of the investments may be impaired. We record an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above the cost within a reasonable period after the measurement date. We consider (1) the length of time and extent to which fair value is below carrying value, (2) the financial condition and near-term prospects of the investee, and (3) our intent and ability to hold the investment until any anticipated recovery. If an impairment loss is recognized, subsequent recoveries in value are not reflected in earnings until sale of the equity method investee occurs.

All other equity investments including investments that do not give us the ability to exercise significant influence and investments in equity instruments other than common stock, are accounted for at fair value, if readily determinable. We classify our other equity investments as “marketable securities” with gains or losses on remeasurement to fair value recognized as “loss on marketable securities”. If we cannot readily ascertain the fair value, we record the investment at cost less impairment. We perform a qualitative impairment analysis for our equity investments recorded at cost at each reporting period to evaluate whether an event or change in circumstances has occurred that indicates that the investment is impaired. We record an impairment loss to the extent that the carrying amount of the investment exceeds its estimated fair value.

Drilling units

Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of our floaters and, jackup rigs, when new, is 30 years. The direct and incremental costs of significant capital projects, such as rig upgrades and reactivation projects, are capitalized and depreciated over the remaining life of the asset.

Drilling units acquired in a business combination are measured at fair value at the date of acquisition. Cost of property and equipment sold or retired, with the related accumulated depreciation and impairment is removed from the Consolidated Balance Sheet, and resulting gains or losses are included in the Consolidated Statement of Operations.

We re-assess the remaining useful lives of our drilling units when events occur which may impact our assessment of their remaining useful lives. These include changes in the operating condition or functional capability of our rigs, technological advances, changes in market and economic conditions as well as changes in laws or regulations affecting the drilling industry.

Equipment

Equipment is recorded at historical cost less accumulated depreciation and impairment and is depreciated over its estimated remaining useful life. The estimated economic useful life of equipment, when new, is between three and five years depending on the type of asset. Refer to Note 19 – “Equipment”.

Assets held for sale and discontinued operations

Assets are classified as held for sale when all of the following criteria are met: management commits to a plan to sell the asset (disposal group), the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year. The term probable refers to a future sale that is likely to occur, the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Assets held for sale are measured at the lower of carrying value or fair value less costs to sell.

Management assesses whether an operation should be reported as discontinued operation under the three criteria set out in ASC 205: a) a discontinued operation may include a component of the business or group of components of the business, 2) if the disposal represents a strategic shift that has (or will have) a major effect on an the business’s operations and financial results, and 3) examples of a strategic shift that has (or will have) a major effect on an the business’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of the business. When an operation meets these ASC 205 criteria, the results of that operation are reported as “discontinued operations” in the statement of operations and all comparative periods of the consolidated financial statements and associated notes are recast for this classification.

Leases

Lessee – When we enter into a new contract, or modify an existing contract, we identify whether that contract has a finance or operating lease component. We do not have, nor expect to have any leases classified as finance leases. We determine the lease commencement date by reference to the date the rig (or other leased asset) is available for use and transfer of control has occurred from the lessee. At the lease commencement date, we measure and recognize a lease liability and a right of use (“ROU”) asset in the financial statements. The lease liability is measured at the present value of the lease payments not yet paid, discounted using the estimated incremental borrowing rate at lease commencement. The ROU asset is measured at the initial measurement of the lease liability, plus any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, plus any initial direct costs incurred by us.

After the commencement date, we adjust the carrying amount of the lease liability by the amount of payments made in the period as well as the unwinding of the discount over the lease term using the effective interest method. After commencement date, we amortize the ROU asset by the amount required to keep total lease expense including interest constant (straight-line over the lease term).

Absent an impairment of the ROU asset, the single lease cost is calculated so that the remaining cost of the lease is allocated over the remaining lease term on straight-line basis. Seadrill assesses a ROU asset for impairment and recognizes any impairment loss in accordance with the accounting policy on impairment of long-lived assets.

We applied the following significant assumptions and judgments in accounting for our leases.

•	We apply judgment in determining whether a contract contains a lease or a lease component as defined by Topic 842.

•	We have elected to combine leases and non-lease components. As a result, we do not allocate our consideration between leases and non-lease components.

•	The discount rate applied to our operating leases is our incremental borrowing rate. We estimated our incremental borrowing rate based on the rate for our traded debt.

•

Within the terms and conditions of some of our operating leases we have options to extend or terminate the lease. In instances where we are reasonably certain to exercise available options to extend or terminate, then the option was included in determining the appropriate lease term to apply. Options to renew our lease terms are included in determining the right-of-use asset and lease liability when it is reasonably certain that we will exercise that option.

•	Where a leasing arrangement is a failed sale and leaseback transaction as no transfer of control has occurred as defined by Topic 606, any monies received will be treated as a financing transaction.

Lessor – When we enter into a new contract, or modify an existing contract, we identify whether that contract has a sales-type, direct financing or operating lease. We do not have, nor expect to have any leases classified as sales-type or direct financing. For our operating lease, the underlying asset remains on the balance sheet and we record periodic depreciation expense and lease revenue.

Impairment of long-lived assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We first assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to be generated from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, then we compare the carrying value of the asset with the discounted future net cash flows, using a relevant weighted-average cost of capital. The impairment loss to be recognized during the period, is the amount by which the carrying value of the asset exceeds the discounted future net cash flows.

Other intangible assets and liabilities

Intangible assets and liabilities were recorded at fair value on the date of Seadrill’s previous emergence from Chapter 11 in 2018 less accumulated amortization. The amounts of these assets and liabilities less any estimated residual value are amortized on a straight-line basis over the estimated remaining economic useful life or contractual period. We classify amortization of these intangible assets and liabilities within operating expenses. Our intangible assets include favorable and unfavorable drilling contracts and management services contracts. Refer to Note 16 – “Other assets”. Our intangible liabilities include unfavorable drilling contracts and unfavorable leasehold improvements. Refer to Note 21 – “Other liabilities”.

Derivative financial instruments and hedging activities

Our derivative financial instruments are measured at fair value and are not designated as a hedging instruments. Changes in fair value are recorded as a gain or loss as a separate line item within “financial items” in the Consolidated Statements of Operations. Refer to Note 28 – “Financial instruments and risk management”.

Trade payables

Trade payables are liabilities to a supplier for a good or service provided to us.

Deferred charges

Loan related costs, including debt issuance, arrangement fees and legal expenses, are capitalized and presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, amortized over the term of the related loan. The amortization is included in interest expense. On emergence from Seadrill’s previous Chapter 11 in 2018, our loan costs were reduced to nil. We recognized a discount on our debt to reduce its carrying value to its fair value. The debt discount was due to be unwound over the remaining terms of the debt facilities.

Debt

We have financed a significant proportion of the cost of acquiring our fleet of drilling units through the issue of debt instruments. At the inception of a term debt arrangement, or whenever we make the initial drawdown on a revolving debt arrangement, we incur a liability for the principal to be repaid. On emergence from the Chapter 11, we issued new debt instruments. Refer to Note 20 – “Debt” for more information on our debt instruments.

Pension benefits

We have several defined benefit pension plans, defined contribution pension plans and other post-employment benefit obligations which provide retirement, death and early termination benefits. We recognize the service cost, as “Vessel and rig operating expenses” or as “Selling, general and administrative expenses” in our Consolidated Statements of Operations depending on the whether or not the related employee’s role is directly attributable to rig activities.

Several defined benefit pension plans cover a number of our Norwegian employees that are all administered by a life insurance company. Our net obligation is calculated by estimating the amount of the future benefit that employees have earned in return for their cumulative service. The aggregated projected future benefit obligation is discounted to present value, from which the aggregated fair value of plan assets is deducted. The discount rate is the market yield at the balance sheet date on government bonds in the relevant currency and based on terms consistent with the post-employment benefit obligations.

We record the actuarial gains and losses in the Consolidated Statements of Operations when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10 percent of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These actuarial gains and losses are recognized over the expected remaining working lives of the employees participating in the plans. Otherwise, recognition of actuarial gains and losses is included in other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income.

On retirement, or when an employee leaves the company, the member’s pension liability is transferred to the life insurance company administering the plan, and the pension plan no longer retains an obligation relating to the leaving member. This action is deemed to represent a settlement under U.S. GAAP, as it represents the elimination of significant risks relating to the pension obligation and related assets. Under settlement accounting, the portion of the net unrealized actuarial gains/losses corresponding to the relative value of the obligation reduction is recognized through the Consolidated Statement of Operations. However, settlement accounting is not required if the cost of all settlements in a year is not deemed to be significant in the context of the plan. We deem the settlement not to be significant when the cost of settlements in the year is less than the sum of service cost and interest cost in the year. In this case, the difference between the reduction in benefit obligation and the plan assets transferred to the life insurance company is recognized within “other comprehensive income,” rather than being recognized in the Consolidated Statement of Operations.

Loss contingencies

We recognize a loss contingency in the Consolidated Balance Sheets where we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Refer to Note 30 – “Commitments and contingencies”.

Treasury shares

Treasury shares are recognized at cost as a component of equity. We record the nominal value of treasury shares purchased as a reduction in share capital. The amount paid in excess of the nominal value is treated as a reduction of additional paid-in capital. Upon Seadrill’s previous emergence from Chapter 11 in 2018, we no longer had any treasury shares.

Share-based compensation

After emerging from the Previous Chapter 11, we made several awards under our employee benefit plan (see Note 25 – “Share based compensation”), which have been cancelled in July 2020 for a cash payment. The compensation for our unvested awards at date of cancellation was based on the fair value of the Shares at the cancellation date. The cash compensation paid to settle the award was charged directly to equity. For our cancelled awards any remaining unrecognized compensation cost for unvested awards was recognized immediately on the settlement date.

Before cancellation we expensed the fair value of stock-based compensation issued to employees and non-employees over the period the awards are expected to vest. The expense was classified as compensation cost and recognized ratably over the period during which the individuals are required to provide service in exchange for the reward.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued and reported in “Other current liabilities” and “Other non-current liabilities”. If it becomes probable that we will have to perform under a guarantee, we remeasure the liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party. Financial guarantees written are assessed for credit losses and any allowance is presented as a liability for off-balance sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the guarantee.

Note 3 – Recent Accounting Standards

1) Recently adopted accounting standards

We recently adopted the following accounting standard updates (“ASUs”):

a) ASU 2019-12 Income Taxes (Topic 740): Simplifying the accounting for income taxes

In December 2019, the FASB issued ASU 2019-12. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. We adopted ASU 2019-12 effective January 1, 2021. The adoption of this guidance did not have a material impact on our consolidated financial statements.

b) ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

We early adopted ASU 2021-08 effective July 1, 2021. Requires contract assets and liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured on the acquisition date in accordance with ASC 606. This did not have a material impact on our financial statements.

c) ASU 2016-13 – Financial Instruments – Measurement of Credit Losses (Also 2018-19, 2019-04 and 2019-11)

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19, ASU 2019-04 and ASU 2019-11: Codification Improvements to Topic 326 “Financial Instruments-Credit Losses”. Topic 326 replaces the incurred loss impairment methodology (that recognizes losses when a probable threshold is met) with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately, based on information about past events, current conditions and forecasts of future economic conditions. Under the CECL measurement financial assets are reflected at the net amount expected to be collected from the financial asset, CECL measurement is applicable to financial assets measured at amortized cost as well as off-balance sheet credit exposures not accounted for as insurance (including financial guarantees).

Seadrill adopted the requirements of Topic 326 in FY 2020. Reporting periods beginning after January 1, 2020 are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The allowance for credit losses is presented as a deduction from the asset’s amortized cost (or liability for off-balance sheet exposures) and the net balance shown on the Consolidated Balance Sheet with associated credit loss expense in the Consolidated Statement of Operations.

The CECL allowance related primarily to subordinated loan receivables due from related parties (refer to Note 27 – “Related party transactions”). Our external customers are mostly international or national oil companies with high credit standing. We have historically had a very low incidence of credit losses from these customers. Therefore, adoption of the new guidance has not had a material impact on receivables due from our customers.

d) Other accounting standard updates

We additionally adopted the following accounting standard updates in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:

•	ASU 2020-01 – Clarifying the interactions between Topic 321, Topic 323 and Topic 815

•	ASU 2020-08 – Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs

•	ASU 2020-9 – Debt (Topic 470): Amendments to SEC Paragraphs Pursuant to SEC Release No. 33-10762

•	ASU 2020-10 – Codification Improvements

•	ASU 2020-11 – Financial Services – Insurance (Topic 944): Effective Date and Early Application

2) Recently issued accounting standards

Recently issued ASUs by the FASB that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:

a) ASU 2020-04 Reference Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting

In March 2020, the FASB issued ASU 2020-04. The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to contract modifications that occur after December 31, 2022. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

b) ASU 2021-04 Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options

The FASB issued this update to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. We do not anticipate this will have a material impact on our financial statements.

c) ASU 2021-05 Leases (Topic 842) Lessors-Certain Leases with Variable Lease Payments

The amendments in this Update affect lessors with lease contracts that (1) have variable lease payments that do not depend on a reference index or a rate and (2) would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. We do not anticipate this will have a material impact on our financial statements.

d) ASU 2021-10 Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.

The FASB issued this Update to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. We do not anticipate this will have a material impact on our financial statements.

e) Other accounting standard updates issued by the FASB

As of April 29, 2022, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 4 – Chapter 11

Summary

On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection. The following major changes to Seadrill’s capital structure were achieved through the restructuring:

1.	Additional $350 million of liquidity raised;

2.	Obligations under external credit facilities decreased from $5,662 million to $683 million of reinstated debt with maturity in 2027;

3.	Future obligations under finance lease arrangements in respect of the West Taurus, West Hercules and West Linus substantially eliminated; and

4.	Elimination of guarantees previously provided to holders of the senior notes previously issued by the NSNCo group.

Seadrill emerged from bankruptcy with cash of $509 million, of which $355 million was unrestricted and $154 million was restricted. Seadrill also had $125 million undrawn on its new revolving credit facility which together with the unrestricted cash provided $480 million of liquidity to the Successor company. Following emergence, Seadrill had total debt obligations of $908 million. This comprised $683 million outstanding on reinstated credit facilities; $175 million drawn on its new term loan; and a $50 million convertible bond. This left the Successor company with net debt of $399 million after adding back its post-emergence cash.

In order to substantially eliminate future commitments under capital lease arrangements with SFL Corporation Ltd (“SFL”), Seadrill rejected the West Taurus lease through the bankruptcy court in early 2021 and negotiated amendments to the leases of West Hercules and West Linus in August 2021 and February 2022, respectively. The amended leases for West Hercules and West Linus are short term and we expect to deliver both rigs back to SFL in 2022. In addition to reducing the lease terms, the lease amendments extinguished Seadrill’s obligations to purchase the units at the end of the leases (amongst other changes).

As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged chapter 11 process and had the following major impacts:

1.	Holders of the senior secured notes issued by NSNCo (“notes”, “noteholders”) released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;

2.	Noteholders received a 65% equity interest in NSNCo with Seadrill’s equity interest thereby decreasing to 35% and

3.	Reinstatement in full of the notes on amended terms.

4.

Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.

In the sections below, we have provided a detailed account of the comprehensive restructuring process.

Background and Objectives

i. Macro-economic background and impact of COVID-19

Since the mid-2010s, the industry had experienced a sustained decline in oil prices which had culminated in an industry-wide supply and demand imbalance. During this period, market day rates for drilling rigs were lower than was anticipated when the debt associated with acquiring our rigs was incurred. This challenging business climate was further destabilized by challenges that arose due to the COVID-19 pandemic. The actions taken by governmental authorities around the world to mitigate the spread of COVID-19, had a significant negative effect on oil consumption. This led to a further decrease in the demand for our services and had an adverse impact on our business and financial condition.

After the global impact of this pandemic, the global offshore rig market has experienced a recovery, at least in utilization, in many regions. The price of Brent crude has risen and stabilized at more than $90 over the past several months before increasing to over $100. Additionally, oil companies and rig owners have mostly managed to navigate through many of the logistical hurdles posed by the COVID-19 pandemic. Drilling programs that had been postponed have now begun or are back on schedule. As a result, the number of contracted rigs has rebounded, and fleet utilization (jackups, semi-submersibles and drillships) is nearing March 2020 pre-pandemic levels. Dayrates for some rig types in certain regions, such as for US Gulf of Mexico drillships, have risen dramatically. Conversely, dayrates for rigs in other regions have remained stagnant or only risen modestly.

ii. Default on senior debt obligations and other commitments in 2020

Since the end of 2019, we had been working with senior creditors to provide a solution to Seadrill’s high cash outflow for debt service and potential future breaches of liquidity covenants by converting certain interest payments under our credit facilities to payment-in-kind (“PIK”) interest and by deferring certain scheduled amortization payments. In our 2020 first quarter earnings release, published on June 2, 2020, we announced that we would no longer proceed with efforts to obtain bank consent for a short-term solution and had instead appointed financial advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. We further stated that a comprehensive restructuring may require a substantial conversion of Seadrill’s indebtedness to equity.

In September 2020, we did not pay interest on our secured credit facilities, which constituted an event of default. This triggered cross-default covenants for the senior secured notes, guarantee facility agreement and leasing agreements in respect of the West Hercules, West Linus and West Taurus (“SFL rigs”). As a result, we entered into forbearance agreements with certain creditors in respect of our senior secured credit facility agreements, senior secured notes, and guarantee facility agreement. Pursuant to these agreements the creditors agreed not to exercise any voting rights, or otherwise take actions, in respect of the default.

In October 2020 we did not make the required charter payments due on the leasing arrangements for the SFL rigs. This constituted an event of default under the leasing agreements. From November 2020, we restarted making partial payments based on a percentage of the total due in return for SFL granting us permission to use certain restricted cash balances to cover operating costs of the SFL rigs.

In December 2020, after triggering an additional event of default through not paying interest on our secured credit facilities, we entered into a further forbearance agreement with certain creditors. On January 15, 2021, we did not make the semi-annual cash interest payment due on our senior secured notes. The forbearance agreements ended on January 29, 2021.

The events of default in September 2020 and December 2020 due to non-payment of interest on our senior credit facilities and further violation of the cross-default covenant for the Senior Secured Notes, meant that the debt was callable on demand and therefore classified as current in our December 31, 2020 balance sheet. The scheduled interest and fees were converted to loan principal tranches and incurred payment-in-kind interest at their original rates plus an additional 2%.

iii. Three objectives of the comprehensive restructuring

Seadrill’s largest debt obligation at the petition date was the $5.7 billion owed to lenders under its senior credit facilities. The primary objective of the restructuring was to enter an agreement with stakeholders to provide new liquidity and to substantially decrease liabilities under these facilities through the issuance of new equity.

In addition, as of the petition date, Seadrill was committed to $1.1 billion in aggregate lease obligations under the arrangements for SFL rigs. As these lease arrangements were not considered sustainable under a new capital structure, the rejection or restructuring of these lease obligations was considered an integral part of obtaining the requisite level of creditor approval in support of the Plan.

Following Seadrill’s previous restructuring on July 2, 2018, NSNCo had issued 12.0% senior secured notes due July 2025, of which $0.5 billion remained outstanding as of the petition date. Seadrill held 100% of the equity interest in NSNCo and had provided guarantees over its debt obligations. One of the key terms of the restructuring was to negotiate the release by the Noteholders of all existing guarantees and security and claims with respect to Seadrill Limited and its subsidiaries. This was likely to involve the disposal of part of Seadrill’s equity interest in the NSNCo group.

Seadrill Chapter 11 Process

i. Introduction and Chapter 11 filing

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. In addition to permitting debtor rehabilitation, chapter 11 promotes equality of treatment for creditors and similarly situated equity interest holders, subject to the priority of distributions prescribed by the Bankruptcy Code. The commencement of a chapter 11 case creates an estate that comprises all of the legal and equitable interests of the debtor as of the date the chapter 11 case is commenced. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

Following the defaults in 2020, and expiry of forbearance agreements described above, the Debtors filed voluntary petitions for reorganization under the Chapter 11 Proceedings in the Bankruptcy Court on February 7, 2021 and February 10, 2021. These filings triggered a stay on enforcement of remedies with respect to our debt obligations.

These filings excluded the NSNCo group, with Seadrill and NSNCo noteholders continuing to negotiate a refinancing outside of bankruptcy.

ii. Plan of Reorganization

Consummating a chapter 11 plan is the principal objective of a chapter 11 case. A bankruptcy court’s confirmation of a plan binds the debtor, any person acquiring property under the plan, any creditor or equity interest holder of the debtor, and any other entity as may be ordered by the bankruptcy court. Subject to certain limited exceptions, the order issued by a bankruptcy court confirming a plan provides for the treatment of the debtor’s liabilities in accordance with the terms of the confirmed plan.

On July 23, 2021, the Company entered into a Plan Support and Lock-Up Agreement (the “Plan Support Agreement”) with the Company, the Company Parties, certain Holders of Claims under the Company’s Credit Agreements, and Hemen. On July 24, 2021, the Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement. On August 31, 2021, the Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the “Disclosure Statement”) and on September 2, 2021, the Court approved the First Amended Disclosure Statement (as Modified) and the solicitation of the Plan of Reorganization. On October 11, 2021, the Company’s creditor classes voted to accept the plan of reorganization. On October 26, 2021, Seadrill’s Plan of Reorganization was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.

iii. Amendment to terms of existing facilities

As of the Petition Date, the Debtors were liable for approximately $6.2 billion in aggregate funded debt obligations. These obligations included $5.7 billion due under 12 Prepetition Credit Facilities (silos) and $0.5 billion due under the NSNCo Secured Notes. Seadrill Limited was a guarantor under all 12 Prepetition Credit Facilities and the Notes. The facilities were secured by, among other things, (a) a first priority, perfected mortgage in one or more of the Debtors’ drilling rigs, (b) guarantees from the applicable rig-owning entities and intra-group charterers. No financial institution possessed a blanket lien over the Debtors’ entire fleet. Instead, the Prepetition Credit Facilities were secured by non-overlapping subsets of the Debtors’ rigs.

The Plan, among other things, provided that holders of Allowed Credit Agreement Claims would (a) receive $683 million (adjusted for AOD cash out option) of take-back debt (amortizing beginning in March 2023, with a maturity date of December 2026 and margin of LIBOR + 5% cash-pay + 7.5% PIYC) whereby Seadrill either pays the PIYC interest in cash or the equivalent amount is capitalized as principal outstanding (dependent on certain conditions set out in the facility agreement) and (b) be entitled to participate in a $300 million new-money raise under the New First Lien Facility, and (c) receive 83 percent of equity in Reorganized Seadrill, subject to dilution by the Management Incentive Plan and the Convertible Bond Equity, on account of their Allowed Credit Agreement Claims, and 16.75 percent of equity in Reorganized Seadrill if such holders elected to participate in the Rights Offering (including the Backstop Parties).

iv. Rights offering and backstop of new $300m facility

In bankruptcy, a rights offering allows a debtor to offer creditors or equity security holders the right to purchase equity in the post-emergence company. In a rights offering, debtors grant subscription rights to a class (or classes) of creditors (or equity holders) in conjunction with the chapter 11 plan of reorganization. Rights offerings function as a source of exit financing, allowing debtors to raise capital to fund emergence costs and plan distributions, or to ensure that the company has sufficient liquidity post-emergence in a de-leveraged capital structure. Nearly all rights offerings are fully backstopped pursuant to agreements between the backstop party (or parties) and the debtors. Under a backstop agreement, backstop parties commit to purchase a certain amount of securities offered under the plan and to purchase additional securities if the issuance is under-subscribed, receiving additional securities in exchange for their agreement to backstop a rights offering.

Holders of the Subscription Rights, which include the Backstop Parties, received the right to lend up to $300 million under the New First Lien Facility in accordance with and pursuant to the Plan, the Rights Offering Procedures, the Backstop Commitment Letter, and the New Credit Facility Term Sheet. Rights Offering Participants also received, in consideration for their participation in the Rights Offering, 12.5% (the “Rights Offering Percentage”) of the issued and outstanding New Seadrill Common Shares as of the Effective Date (subject to dilution by the Management Incentive Plan and the Convertible Bond Equity). The New First Lien

facility is structured as (i) $175 million term loan and (ii) $125 million revolving credit facility (RCF). The term loan facility bears interest at a margin of 7% per annum plus a compounded risk-free rate (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus a compounded risk-free rate (and any applicable credit adjustment spread), and a commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment.

As consideration for the Backstop Commitment of each Backstop Party, the Backstop Parties were issued the number of New Seadrill Common Shares equal to the sum of: (i) 12.50% minus the Rights Offering Percentage (if under-subscribed) plus (ii) 4.25% multiplied by the total number of New Seadrill Common Shares issued and outstanding on the Effective Date (subject to dilution by the MIP and the Convertible Bond Equity) (the “Equity Commitment Premium”, and together with the foregoing clause, the “Backstop Participation Equity”); and (b) the Debtors paid in cash to the Backstop Parties a premium (the “Commitment Premium”) equal to 7.50% of the $300 million in total commitments under the New First Lien Facility.

As at the Effective Date, the outstanding external debt is repayable as set out in the table below:

(In $ millions)	2022	2023	2024	2025	2026 and thereafter	Total
Total Debt Repayments (a)	0	40	40	40	788	908

(a)	The repayment schedule is net of fees and assumes that all interest is paid in cash as opposed to any capitalized pay-if-you-can interest, as further outlined in the existing facility section above.

v. Hemen $50m convertible bond

$50 million convertible bonds with margin of LIBOR + 6% cash-pay and maturity date of March 2028 were issued to Hemen at par upon emergence. The bonds are convertible into the Conversion Shares in an amount equal to 5% of the fully-diluted ordinary shares. The principal amount of the Bonds is convertible (in full not part) into the Conversion Shares at the option of the Lender at any time during the Conversion Period, being the period from the earlier of (i) the date on which the Issuer’s ordinary shares are listed and begin trading on the NYSE and (ii) the date on which the Issuer’s ordinary shares are listed and begin trading on the OSE, Shares at the option of the Lender at any time during the Conversion Period.

vi. Emergence and new Seadrill equity allocation table

Seadrill met the requirements of the plan of reorganization and emerged from Chapter 11 on February 22, 2022. Companies emerging from chapter 11 qualify for fresh-start reporting if two conditions are met: (1) the reorganization value of the entity’s assets is less than the total of all claims and post-petition liabilities; and (2) the holders of pre-confirmation voting shares will receive less than 50 percent of the voting shares upon emergence. Upon emergence from the Chapter 11 Proceedings, we expect to meet the requirements and will apply fresh start accounting to our financial statements in accordance with the provision set forth in ASC 852. Entities that adopt fresh-start reporting must assign the reorganization value to the entity’s assets and liabilities in accordance with procedures specified in ASC 805. The guidance defines reorganization value as the value attributed to the reconstituted entity, as well as the expected net realizable value of those assets that will be disposed of before reconstitution occurs. Therefore, this value is viewed as the value of the entity before considering liabilities and it approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.

Under the Plan and prior to any equity dilution on conversion of the convertible bond, the Company issued 83.00% of the Company’s equity to Class 4 Credit Agreement Claimants, 12.50% to the Rights Offering Participants, 4.25% to the Backstop Parties through the Equity Commitment Premium, and the remaining 0.25% to Class 9 predecessor shareholders.

The breakout shown below shows the equity allocation before and after the conversion of the convertible bond.

Recipient of Shares	Number of shares	% allocation	Equity dilution on conversion of convertible bond
Allocation to predecessor senior secured lenders	41,499,999	83.00%	78.85%
Allocation to new money lenders – holders of subscription rights	6,250,001	12.50%	11.87%
Allocation to new money lenders – backstop parties	2,125,000	4.25%	4.04%
Allocation to predecessor shareholders	124,998	0.25%	0.24%
Allocation to convertible bondholder	—	—%	5.00%

Total shares issued on emergence	49,999,998	100.00%	100.00%

NSNCo Restructuring

i Introduction

As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:

1.	Holders of the senior secured notes issued by NSNCo released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;

2.	Seadrill sells 65% of its equity interest in NSNCo to the holders of NSNCo senior secured notes. Seadrill’s equity interest thereby decreasing to 35%; and

3.	Reinstatement in full of the notes on amended terms.

Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.

As Seadrill lost its controlling interest in NSNCo through the sale of 65% of its equity interest on January 20, 2022 (the date the bankruptcy court heard the filing for NSNCo’s prepackaged Chapter 11), we have presented the results of NSNCo, including the consolidated results of SeaMex from November 2021 onwards, as discontinued operations in Seadrill’s financial statements for the period ended December 31, 2021. NSNCo’s assets and liabilities have similarly been classified as held-for-sale in Seadrill’s December 2021 balance sheet. All periods presented have been recast for this change.

ii. Purchase of SeaMex by NSNCo through credit bid

Credit bidding is a mechanism, whereby a secured creditor can ‘bid’ the amount of its secured debt, as consideration for the purchase of the assets over which it holds security. In effect, it allows the secured creditor to offset the secured debt as payment for the assets and to take ownership of those assets without having to pay any cash for the purchase.

On June 18, 2021, John C. McKenna of Finance & Risk Services Ltd and Simon Appell of AlixPartners UK LLP were appointed as joint provisional liquidators (the “JPLs”) over SeaMex by an order of the Supreme Court of Bermuda. Further, the joint venture agreement governing the SeaMex joint venture between one of NSNCo’s subsidiaries, Seadrill JU Newco Bermuda Ltd., and an investment fund controlled by Fintech was terminated with immediate effect.

On July 2, 2021, a restructuring support agreement (“RSA”) was reached with the NSNCo Noteholders with regards to a comprehensive restructuring of the debt facility. A key step in the RSA was the sale of the assets of

SeaMex out of provisional liquidation to a newly incorporated wholly owned subsidiary of NSNCo under a share purchase agreement. On November 2, 2022, the sale of assets of SeaMex to a subsidiary of NSNCo was completed.

Management determined that the Transaction qualified as a business combination under ASC 805 because (i) SeaMex as the acquiree met the definition of a business and (ii) NSNCo as the acquirer obtained control of SeaMex. As a result, the acquisition method was applied, and the identifiable assets acquired and liabilities assumed were recognized at fair value on the acquisition date. The consideration of the business combination was determined to be $0.4 billion, which is based on the value of various forms of debt instruments that were forgiven and were owed to NSNCo. The fair value of the net assets acquired equaled the amount of the purchase consideration and no amount was ascribed to goodwill nor bargain purchase. A gain was recognized in discontinued operations in connection with the step acquisition of SeaMex by NSNCo and relates primarily to the reversal of previously established expected credit loss allowances against loans previously advanced by the NSNCo Group to the SeaMex joint venture. The book value of the equity method investment was nil prior to the acquisition date.

We assessed whether SeaMex qualified as held-for-sale upon the acquisition. SeaMex, being a subsidiary of NSNCo, also meets the HFS criteria on the acquisition date and will be reported in discontinued operations as of December 31, 2021 measured at its carrying value, as it is less than the fair value less cost to sell.

iii. NSNCo Sale

NSNCo filed a pre-packaged bankruptcy that was heard on January 12, 2022 in a separate petition filing from Seadrill in the U.S. Bankruptcy Court for the Southern District of Texas. On January 20, 2022, NSNCo emerged from bankruptcy, having implemented the terms of the RSA described above.

On a Seadrill consolidated group basis, the assets, liabilities, and equity of NSNCo will be derecognized as at the date of sale, when control is lost, on January 20, 2022 (the date the court heard the filing for the pre-packaged bankruptcy), with any gain or loss on disposal being recognized. Upon NSNCo’s emergence date, Seadrill will retain a 35% interest in NSNCo, which will be recognized as an equity method investment.

Management determined that it meets the criteria for being held-for-sale (“HFS”) as of December 31, 2021 and represent a strategic-shift resulting in discontinued operations reporting in Seadrill’s financial statements.

Renegotiation of leases with SFL

SFL is a company that owns and charters shipping vessels in the tanker, bulker, container and offshore segments. Since 2013, Seadrill had entered into sale and leaseback arrangements with certain subsidiaries of SFL (SFL Hercules Ltd., SFL Deepwater Ltd. and SFL Linus Ltd. Under those arrangements, the semi-submersible rigs West Taurus and West Hercules and the jackup rig West Linus were leased to certain fully owned Seadrill entities under long term charter agreements (collectively, the “Prepetition SFL Charters”).

The original charters had been accounted for as failed sale leasebacks due to contractual call options and purchase obligations, resulting in the rigs being kept on balance sheet. As they were treated as financing transactions, this resulted in the recognition of financial liabilities to SFL held at fair value on initial recognition (upon deconsolidation of the ship finance VIEs in 2020). The Chapter 11 Proceedings afforded Seadrill the option to reject or amend the leases.

Shortly after the Petition Date, the Debtors sought court authority to reject the Prepetition Taurus Charter and abandon certain related personal property. On March 9, 2021, the West Taurus lease rejection motion was approved by the Bankruptcy Court, and the rig was redelivered to SFL in April 2021, in accordance with the

West Taurus settlement agreement. The lease termination led to a remeasurement of the outstanding amounts due to SFL held within liabilities subject to compromise to claim value, resulting in a $186 million loss within “Reorganization items, net” on the Consolidated Statement of Operations in 2021.

On August 27, 2021, the Bankruptcy Court of the Southern District of Texas entered an approval order for an amendment to the original SFL Hercules Charter, whereby Seadrill would pay a lower charter hire and whereby the expiry of the SFL Charter would mirror the completion of work under the Equinor (Canada) Contract in October 2022 (subject to extension, if Equinor exercises certain options rights). The amended charter is accounted for as an operating lease, resulting in the recognition of a ROU asset and an associated lease liability. The removal of the call options and purchase obligations meant that sale recognition was no longer precluded. The rig asset and finance liability to SFL were derecognized in 2021, resulting in a $10 million non-cash gain within “Reorganization items, net” on the Consolidated Statement of Operations in 2021.

On February 18, 2022, Seadrill signed a transition agreement with SFL pursuant to which the West Linus rig will be redelivered to SFL upon assignment of the ConocoPhillips drilling contract to SFL. The interim transition bareboat agreement with SFL will see Seadrill continuing to operate the West Linus until the rig is handed back to SFL and a new Manager, Odfjell, for a period of time estimated to last approximately 6 to 9 months from Seadrill’s emergence. The amendment charter no longer contains a purchase obligation and will therefore result in the derecognition of the rig asset of $175 million and liability of $158 million at emergence from Chapter 11 on February 22, 2022. The interim transition bareboat agreement will be accounted for as a short-term operating lease.

Detailed timeline

We have provided a detailed timeline covering the core events of the restructuring process below.

September 2020 – We did not pay interest on our secured credit facilities, which constituted an event of default. This triggered cross-default covenants for the senior secured notes, guarantee facility agreement and leasing agreements in respect of the West Hercules, West Linus and West Taurus. As a result, we entered into forbearance agreements with certain creditors in respect of our senior secured credit facility agreements, senior secured notes, and guarantee facility agreement.

December 2020 – After triggering an additional event of default through not paying interest on our secured credit facilities, we entered into a forbearance agreement with certain creditors. Pursuant to this agreement, the consenting creditors had agreed not to act until January 29, 2021 in respect of certain events of default that may have arisen under nine of our twelve senior secured credit facility agreements, as a result of the group not making certain interest payments.

January 2021 – We did not make the semi-annual cash interest payment due on our senior secured notes.

February 7, 2021 and February 10, 2021 – Seadrill Limited and the majority of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas.

March 2021 – The West Taurus lease rejection motion was approved by the Bankruptcy Court.

April 2021 – The West Taurus rig was redelivered to SFL

June 2021 – John C. McKenna of Finance & Risk Services Ltd and Simon Appell of AlixPartners UK LLP were appointed as joint provisional liquidators over SeaMex by an order of the Supreme Court of Bermuda to maximize value for creditors and other stakeholders.

July 2, 2021 – A restructuring support agreement was reached with the NSNCo Noteholders with regards to a comprehensive restructuring of the debt facility.

July 9, 2021 – NSNCo concluded a solicitation process 80% of the principal noteholders approving amendments to the indenture governing the Notes.

July 23, 2021 – The Company entered into a Plan Support and Lock-Up Agreement with the Company, the Company Parties, certain Holders of Claims under the Company’s Credit Agreements, and Hemen.

July 24, 2021 – The Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement.

August 27, 2021 – The Bankruptcy Court of the Southern District of Texas entered an approval order for an amendment to the original SFL Hercules Charter.

August 31, 2021 – The Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the “Disclosure Statement”).

September 2, 2021 – The Court approved the First Amended Disclosure Statement and the solicitation of the Plan of Reorganization.

October 11, 2021 – The Company’s creditor classes voted to accept a court confirmed plan.

October 26, 2021 – Seadrill’s Plan of Reorganization was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.

November 2, 2021 – The sale of SeaMex to a subsidiary of NSNCo was completed.

Subsequent Events

January 11, 2022 – NSNCo filed for a pre-packaged bankruptcy in a separate petition filing from Seadrill in the U.S. Bankruptcy Court for the Southern District of Texas.

January 20, 2022 – Sale of 65% of NSNCo following emergence from its pre-packaged Chapter 11 process.

February 18, 2022 – Seadrill signed a short-term transition agreement with SFL, whereby Seadrill will continue to operate the West Linus until the rig is handed back to SFL.

February 22, 2022 – Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection.

Other matters

i. Liabilities subject to compromise

Liabilities subject to compromise distinguish pre-petition liabilities which may be affected by the Chapter 11 proceedings from those that will not. The liabilities held as subject to compromise are disclosed on a separate line on the consolidated balance sheet.

Liabilities subject to compromise, as presented on the Consolidated Balance Sheet as at December 31, 2021, include the following:

(In $ millions)	December 31, 2021
Senior under-secured external debt	5,662
Accounts payable and other liabilities	36
Accrued interest on external debt	34
Amount due to related party	503

Liabilities subject to compromise	6,235

Attributable to:
Continuing operations	6,117
Discontinued operations	118

ii. Interest expense

The Debtors have discontinued recording interest on the under-secured debt facilities from the Petition Date, in line with the guidance of ASC 852-10, Reorganizations. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statement of Operations was $298 million. Interest continued to be recognized on the Notes in 2021 as NSNCo did not file for chapter 11 until January 2022. Refer to Note 10 – Interest expense to the Consolidated Financial Statements included herein for more information regarding interest expense.

iii. Reorganization items, net

Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as “Reorganization items, net” in the Consolidated Statement of Operations. The following table summarizes the reorganization items recognized in the year ended December 31, 2021:

(In $ millions)	Year ended December 31, 2021
Advisory and professional fees after filing	(127)
Remeasurement of terminated lease to allowed claim	(186)
Interest income on surplus cash	3

Total reorganization items, net	(310)

Attributable to:
Continuing operations	(296)
Discontinued operations	(14)

iv. Condensed Combined Debtors Financial Statements

When one or more entities in the consolidated group are in bankruptcy and one or more entities in the consolidated group are not in bankruptcy, the reporting entity is required to disclose the condensed combined financial statements of only the entities in bankruptcy (“debtor in possession” or “DIP”).

The reclassification of the NSNCo group to discontinued operations has resulted in the continuing operations elements of Seadrill’s financial statements being aligned to the combined financial statements of only the entities in bankruptcy, aside from the exceptions noted below. Separately presented DIP results would include:

•	a $24 million reduction in current restricted cash, to $136 million, and an $8 million reduction in unrestricted cash, to $304 million, due to cash held by entities not in bankruptcy;

•	the recognition of current and non-current intra-group receivables due to DIP from entities not in bankruptcy of $21 million and $9 million respectively;

•	additional intra-group liabilities subject to compromise of $8 million owed by DIP to entities not in bankruptcy; and

•	an additional $4 million net cash outflows from changes in the above assets.

As such, we have not separately presented Condensed Combined Financial Statements of the entities that filed for bankruptcy.

Note 5 – Current expected credit losses

The CECL model applies to our external trade receivables and related party receivables. Our external customers are international oil companies, national oil companies and large independent oil companies. The following table summarizes the movement in the allowance for credit losses for the year ended December 31, 2021.

(In $ millions)	Allowance for credit losses – other current assets	Allowance for credit losses – related party ST	Allowance for credit losses related party LT	Total Allowance for credit losses
January 1, 2020	—	9	—	9
Credit loss expense	3	139	2	144

December 31, 2020	3	148	2	153
Credit loss expense	—	36	(2)	34
Write-off (1)/(2)	(3)	(183)	—	(186)

December 31, 2021	—	1	—	1

(1)

In April 2021 we signed a settlement agreement with Aquadrill (formerly Seadrill Partners) which waived all claims on pre-petition positions held and resulted in a write-off of $54 million of trading receivables.

(2)

Following the cancellation of the Wintershall contract, a settlement agreement was reached with Northern Ocean to extinguish all outstanding claims. The agreement became effective in December 2021 resulting in the write-off of $129 million of trading receivables and $3 million of reimbursement receivables.

The below table shows the classification of the credit loss expense within the Consolidated Statements of Operations.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Management contract expenses	36	142
Other financial items	(2)	2

Total	34	144

Changes in expected credit loss allowance for external and related party trade receivables are included in operating expenses, while changes in the allowances for related party loan receivables are included in other financial items. The decrease in the allowance for the year ended December 31, 2021 was due to the write-off of Northern Ocean and Aquadrill balances following settlement agreements. Refer to Note 27 – “Related party transactions” for details. There is no expected credit loss allowance on the SeaMex trade receivables and loan balances as they were expected to be settled shortly after emergence from Chapter 11. Both the trading and loan balances were fully settled in March 2022.

Note 6 – Segment information

We use the management approach to identify our operating segments. We identified the Board of Directors as the Group’s Chief Operating Decision Maker (“CODM”) which regularly reviews internal reports when making decisions about allocation of resources to segments and in assessing their performance.

We have the following three reportable segments:

1.	Harsh environment: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for harsh environment semi-submersible and jackup rigs.

2.	Floaters: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment semi-submersible rigs and drillships.

3.	Jackups: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment jackup rigs.

Segment results are evaluated on the basis of operating income and the information presented below is based on information used for internal management reporting. The remaining incidental revenues and expenses not included in the reportable segments are included in the “other” reportable segment.

The below section splits out total operating revenue, depreciation, amortization of intangibles, operating net loss, drilling units and capital expenditures by segment:

Total operating revenue

Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. The segmental analysis of operating revenues is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Harsh environment	495	526	510
Floaters	363	358	625
Jackup rigs	38	59	95
Other	11	18	24

Total	907	961	1,254

Depreciation

We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. The segmental analysis of depreciation is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Harsh environment	73	93	125
Floaters	37	176	224
Jackup rigs	16	20	19
Other	1	29	29

Total	127	318	397

Amortization of intangibles

We record amortization of favorable and unfavorable contracts over the remaining lives of the contracts. The segmental analysis of amortization is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
			(As adjusted)
Harsh environment	—	1	—
Floaters	—	—	105

Total	—	1	105

Impairment of drilling units and intangible assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The segmental analysis of impairment is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	152	419	—
Floaters	—	3,555	—
Jackups	—	86	—
Other	—	48	—

Total	152	4,108	—

Operating net loss

The segmental analysis of operating net losses is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Harsh environment	(138)	(396)	(69)
Floaters	(21)	(3,781)	(201)
Jackups	17	(86)	(3)
Other	(14)	(218)	(23)

Operating loss	(156)	(4,481)	(296)

Unallocated items:
Total financial items and other	(416)	50	(451)

Loss before income taxes	(572)	(4,431)	(747)

Drilling assets – Total assets

The segmental analysis of drilling assets and total assets is shown in the table below.

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Harsh environment rigs	709	1,032
Floaters	524	528
Jackup rigs	198	195

Total Drilling Units	1,431	1,755

Unallocated items:
Investments in associated companies	27	24
Assets held for sale	1,492	1,085
Cash and restricted cash	516	653
Other assets	431	461

Total assets	3,897	3,978

Drilling units – Capital expenditures (1)

The segmental analysis of capital expenditures is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Harsh environment	30	26	34
Floaters	35	110	111
Jackups	19	1	8

Total	84	137	153

(1)	Capital expenditure includes long term maintenance projects.

Geographic segment data

Revenues

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents our revenues and fixed assets by geographic area:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Norway	486	480	469
Angola	125	89	215
Brazil	121	51	137
United States	105	107	74
Nigeria	—	—	198
Others (1)	70	234	161

Total Revenue	907	961	1,254

(1)	Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Fixed assets – drilling units (1)

Drilling unit fixed assets by geographic area based on location as at end of the year are as follows:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Norway	710	1,044
Brazil	169	79
Qatar	156	151
Malaysia	40	94
USA	92	87
Spain	47	49
Others (2)	217	251

Total	1,431	1,755

(1)	Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(2)	Other countries represent countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Major customers

In the years ended December 31, 2021, 2020 and 2019, we had the following customers with total revenues greater than 10% in any of the years presented:

	Segment	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)	(As adjusted)
ConocoPhillips	Harsh Environment	18%	18%	12%
Equinor	Harsh Environment	15%	13%	18%
Lundin	Floaters	13%	2%	—%
Northern Ocean	Harsh Environment	4%	13%	13%
TotalEnergies	Floaters	—%	5%	20%
Other		50%	49%	37%

Total		100%	100%	100%

Note 7 – Revenue from contracts with customers

The following table provides information about receivables, contract assets and contract liabilities from our contracts with customers:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Accounts receivable, net	158	110
Current contract liabilities (deferred revenues) (1)	(25)	(18)
Non-current contract liabilities (deferred revenues) (1)	(10)	(13)

(1)	Current contract liabilities balances are included in “Other current liabilities,” in our Consolidated Balance Sheets as at December 31, 2021.

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2020 were as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2020	—	(29)	(29)

Amortization of revenue that was included in the beginning contract liability balance	—	23	23
Cash received, excluding amounts recognized as revenue	—	(25)	(25)

Net contract liability at December 31, 2020	—	(31)	(31)

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2021 are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2021	—	(31)	(31)

Amortization of revenue that was included in the beginning contract liability balance	—	24	24
Cash received, excluding amounts recognized as revenue	—	(28)	(28)

Net contract liability at December 31, 2021	—	(35)	(35)

The deferred revenue balance of $25 million reported in “Other current liabilities” at December 31, 2021 is expected to be realized within the next twelve months and the $10 million reported in “Other non-current liabilities” is expected to be realized within the following twelve months. The deferred revenue consists primarily of mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations.

Note 8 – Other revenues

Other revenues consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Leasing revenues (i)	26	19	1
Early termination fees (ii)	6	11	11

Total other revenues	32	30	12

i. Leasing revenues

Revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 27 – “Related party transactions” for further details.

ii. Early termination fees

Early termination fees were received in 2021 for the West Bollsta, in 2020 for the West Gemini and in 2019 for the West Jupiter and West Castor.

Note 9 – Other operating items

Other operating items consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Impairment of long lived assets (i)	(152)	(4,087)	—
Impairment of intangibles (ii)	—	(21)	—
Gain on disposals (iii)	47	15	—
Other operating income (iv)	54	9	39

Total other operating items	(51)	(4,084)	39

i. Impairment of long lived assets

In June 2021, the West Hercules was impaired by $152 million. Refer to Note 11 – “Loss on impairment of long-lived assets” for further details.

In 2020, we determined the global impact of the COVID-19 pandemic, and continued down cycle in the offshore drilling industry, were indicators of impairment on certain assets. Following assessments of recoverability in March 2020 and December 2020, we recorded total impairment charges of $4,087 million against our drilling fleet.

ii. Impairment of intangibles

On December 1, 2020, Seadrill Partners announced it had filed a voluntary petition under Chapter 11. Under Chapter 11 we were required to continue to provide the management services only at market rate. We concluded that we no longer had a favorable contract and the intangible asset relating to Seadrill Partners was fully impaired.

iii. Gain on disposals

Following the impairments recognized in 2020, Seadrill disposed of seven rigs in 2021, and one rig in 2020, all of which had previously been impaired in full. The full consideration, less costs to sell, was recognized as a gain.

iv. Other operating income

Other operating income consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Pre-petition liabilities write-off (a)	27	—	—
War risk insurance rebate (b)	22	—	—
Loss of hire insurance settlement (c)	2	9	10
Receipt of overdue receivable (d)	—	—	26
Other	3	—	3

Total other operating income	54	9	39

a) Prepetition liabilities write-off

Write-off of prepetition lease liabilities to Northern Ocean for the West Bollsta of $19 million and pre-petition liabilities to Aquadrill of $8 million following settlement agreements reached in 2021.

b) War risk insurance rebate

Receipt of $22 million distribution from The Norwegian Shipowners’ Mutual War Risks Insurance Association (“DNK”), representing a rebate of past premium paid.

c) Loss of hire insurance settlement

Settlement of a claim on our loss of hire insurance policy following an incident on the Sevan Louisiana.

d) Receipt of overdue receivables

Receipt of overdue receivables in 2019 which had not been recognized as an asset as part of fresh start accounting.

Note 10 – Interest expense

Interest expense consists of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Cash interest on debt facilities (a)	(25)	(256)	(360)
Interest on SFL leases (b)	(84)	(12)	—
Unwind of discount debt	—	(44)	(47)
Write off of discount on debt (c)	—	(86)	—

Interest expense	(109)	(398)	(407)

(a) Cash interest on debt facilities

We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Senior credit facilities and unsecured bonds	(25)	(229)	(313)
Debt of consolidated variable interest entities	—	(27)	(47)

Cash interest	(25)	(256)	(360)

Our senior credit facilities incurred interest at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from the Previous Chapter 11 Proceedings. On February 7, 2021, after filing for Chapter 11, we recorded contractual interest payments against debt held as subject to compromise (“adequate protections payments”) as a reduction to debt in the Consolidation Balance sheet and not as an expense to Consolidated Statement of Operations. For further information on our bankruptcy proceedings refer to Note 4 – Chapter 11 Proceedings of our Consolidated Financial Statements included herein.

(b) Interest on SFL Leases

In the fourth quarter of 2020 we deconsolidated the Ship Finance SPVs as we were no longer the primary beneficiary of the variable interest entities. Following the deconsolidation, we recognized the liability, and related interest expense, between Seadrill and the SPVs that was previously eliminated on consolidation.

(c) Write off of discount on debt

In September 2020 and December 2020, there were non-payments of interest on our secured credit facilities that constituted an event of cross-default. The event of default resulted in the expense of unamortized debt discount of $86 million in 2020.

Note 11 – Loss on impairment of long-lived assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate.

In 2020, the significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic resulted in expected decreases in utilization going forward and downward pressure on dayrates. We concluded that an impairment triggering event had occurred for our drilling unit fleet and, based on the results of further testing, recorded an impairment charge of $4.087 billion.

While there have been no further macro-economic indicators of impairment in 2021, with the oil price increasing by 50% from December 2020, changes to our forecast assumptions regarding the future of the West Hercules and West Linus have led us to conclude that an impairment triggering event has occurred for these two rigs.

During 2021, the undiscounted future net cash flows to be generated for Seadrill by the West Hercules and West Linus were revised due to anticipated changes in leasing arrangements that may result in the rigs being handed back to SFL before the end of their estimated useful lives. The revised undiscounted future net cash flows for the West Hercules were less than the rig’s carrying value meaning that the “step one” or “asset recoverability” test was failed for that rig. Following this assessment, we recorded an impairment charge of $152 million to reduce the rig’s book value to its estimated fair value, which we estimated using a discounted cash flow model. There was no impairment charge for the West Linus as it passed the asset recoverability test.

The impairment of $152 million for the year ended December 31, 2021 has been classified within “Impairment of long-lived assets” on our Consolidated Statement of Operations.

We derived the fair value of the rigs using an income approach based on updated projections of future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives. The cash flows were estimated over the remaining useful economic lives of the assets and discounted using an estimated market participant weighted average cost of capital “WACC” of 11.8%. To estimate these fair values, we were required to use various unobservable inputs including assumptions related to the future performance of our rigs as explained above. We based all estimates on information available at the time of performing the impairment test.

Note 12 – Taxation

Income taxes consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Current tax expense/(benefit):
Bermuda	—	—	—
Foreign	2	6	17
Deferred tax expense/(benefit):
Bermuda	—	—	—
Foreign	(2)	(7)	(61)

Total tax expense/(benefit)	—	(1)	(44)

Effective tax rate	—%	—%	(5.9)%

The effective tax rate for the year ended December 31, 2021, the year ended December 31, 2020 and the year ended December 31, 2019 was 0.0%, 0.0% and (5.9)% respectively.

We are incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which we and our subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, we may pay tax within some jurisdictions even though we might have losses in others.

Due to the CARES Act in the US, we recognized a tax benefit in 2021 of $2 million (2020: $5 million) which included the release of valuation allowances previously recorded and carrying back net operating losses to previous years.

The income taxes for the year ended December 31, 2021, the year ended December 31, 2020 and the year ended December 31, 2019 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Effect of change on unrecognized tax benefits	2	(8)	(11)
Effect of unremitted earnings of subsidiaries	—	(2)	(17)
Effect of taxable income in various countries	(2)	9	(16)

Total tax expense/(benefit)	—	(1)	(44)

Deferred income taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets/(liabilities) consist of the following:

Deferred tax assets:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)
Pensions and stock options	3	1
Provisions	30	31
Property, plant and equipment	51	—
Net operating losses carried forward	320	240
Intangibles	—	4
Other	9	3

Gross deferred tax assets	413	279
Valuation allowance	(403)	(208)

Deferred tax assets, net of valuation allowance	10	71

Deferred tax liabilities:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)
Property, plant and equipment	—	30
Unremitted Earnings of Subsidiaries	8	8
Deferred gain	—	34
Intangibles	1	—

Gross deferred tax liabilities	9	72

Net deferred tax asset/(liability)	1	(1)

As at December 31, 2021, deferred tax assets related to net operating loss (“NOL”) carry forwards was $320 million (December 31, 2020: $240 million), which can be used to offset future taxable income. NOL carry forwards which were generated in various jurisdictions, include $234 million (December 31, 2020: $230 million) that will not expire and $86 million (December 31, 2020: $10 million) that will expire between 2022 and 2041 if not utilized.

As at December 31, 2021, deferred tax liability related to intangibles from the application of fresh start accounting was $1 million (December 31, 2020: nil).

We establish a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if our estimates of future taxable income change. Our valuation allowance consists of $320 million on NOL carry forwards as at December 31, 2021 (December 31, 2020: $240 million).

Uncertain tax positions

As at December 31, 2021, we had a total amount of unrecognized tax benefits of $83 million excluding interest and penalties. The changes to our balance related to unrecognized tax benefits were as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)
Balance at the beginning of the period	82	89	132
Increases as a result of positions taken in prior periods	2	1	8
Increases as a result of positions taken during the current period	2	—	29
Decreases as a result of positions taken in prior periods	(1)	(4)	(34)
Decreases due to settlements	(1)	(1)	(46)
Decreases as a result of a lapse of the applicable statute of limitations	(1)	(3)	—

Balance at the end of the period	83	82	89

Accrued interest and penalties totaled $19 million at both December 31, 2021 and December 31, 2020 and were included in “Other liabilities” on our Consolidated Balance Sheets. We recognized expenses/(benefits) of $1 million, ($1 million), and ($7 million) during the year ended December 31, 2021, the year ended December 31, 2020 and the year ended December 31, 2019, respectively, related to interest and penalties for unrecognized tax benefits on the income tax expense line in the accompanying Consolidated Statement of Operations.

As of December 31, 2021, $85 million of our unrecognized tax benefits, including penalties and interest, would have a favorable impact to the Company’s effective tax rate if recognized.

Tax returns and open years

We are subject to taxation in various jurisdictions. Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.

The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2017 for an aggregate amount equivalent to $124 million including interest and penalties. As a positive development in relation to the earlier years’ assessments, the first tier judicial court has ruled in favor of Seadrill. However, an appeal has since been filed by the tax authorities to the second tier judicial court. The relevant group companies are robustly contesting these assessments including filing the relevant appeals to the tax authorities and counter-appeal to the higher court.

The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Previous Chapter 11 Proceedings, with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.

The Kuwaiti tax authorities have issued a series of assessments with respect to our returns for years up to 2015 for an aggregate amount equivalent to $12 million including interest and penalties. The relevant group company is robustly contesting these assessments including filing relevant appeals.

The Mexican tax authorities have issued a series of assessments with respect to our returns for certain years up to 2014 for an aggregate amount equivalent to $95 million including interest and penalties (across our continuing and discontinued operations of $49 million and $46 million respectively). The relevant group companies are robustly contesting these assessments including filing relevant appeals.

An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.

The following table summarizes the earliest tax years that remain subject to examination by other major taxable jurisdictions in which we operate.

Jurisdiction	Earliest Open Year
Kuwait	2012
Nigeria	2014
United States	2018
Mexico	2011
Norway	2015
Brazil	2008

Note 13 – Loss per share

The computation of basic LPS is based on the weighted average number of shares outstanding during the period. Diluted LPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted LPS are as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(As adjusted)	(As adjusted)	(As adjusted)
Net loss from continuing operations	(572)	(4,430)	(703)
Profit /(loss) from discontinued operations	(15)	(233)	(519)

Net loss attributable to the parent	(587)	(4,663)	(1,222)
Less: Allocation to participating securities	—	—	—

Net loss available to stockholders	(587)	(4,663)	(1,222)
Effect of dilution	—	—	—

Diluted net loss available to stockholders	(587)	(4,663)	(1,222)

The components of the denominator for the calculation of basic and diluted LPS are as follows:

(In millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Basic loss per share:
Weighted average number of common shares outstanding	100	100	100
Diluted loss per share:
Effect of dilution	—	—	—

Weighted average number of common shares outstanding adjusted for the effects of dilution	100	100	100

The basic and diluted loss per share are as follows:

(In $)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Basic Loss per share from continuing operations	(5.70)	(44.11)	(7.00)
Diluted Loss per share from continuing operations	(5.70)	(44.11)	(7.00)
Basic loss per share	(5.85)	(46.43)	(12.18)
Diluted loss per share	(5.85)	(46.43)	(12.18)

ASC 260 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net earnings per share. As the Company reported net losses for the year ended December 31, 2021, the effect of including potentially dilutive instruments in the calculation would result in a reduction in loss per share, which is anti-dilutive. Under these circumstances, these instruments are not included in the calculation due to their anti-dilutive effect and as a result the basic and diluted loss per share are equal.

Note 14 – Restricted cash

Restricted cash consists of the following:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Accounts pledged as collateral for performance bonds and similar guarantees (i)	42	48
Proceeds from rig sales (ii)	47	—
Demand deposit pledged as collateral for tax related guarantee (iii)	63	65
Accounts pledged as collateral for SFL leases (iv)	37	22
Other	34	33

Total restricted cash	223	168

(i)	Cash collateral in respect to bank guarantee facilities with Danske Bank and DNB.
(ii)	Proceeds from rig disposals to be paid to the lenders in 2022 and classified as restricted until then.
(iii)

We placed a total of 330 million Brazilian Reais of collateral with BTG Pactual under a letter of credit agreement. This related to long-running tax disputes which are currently being litigated through the Brazilian courts. This is held as non-current in the Consolidated Balance Sheet.

(iv)	Accounts pledged to SFL for lease arrangements for the West Linus and West Hercules.

Restricted cash is presented in our Consolidated Balance Sheets as follows:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Current restricted cash	160	103
Non-current restricted cash	63	65

Total restricted cash	223	168

Note 15 – Accounts receivable

Accounts receivable are held at their nominal amount less an allowance for expected credit losses. Refer to Note 5 – “Current expected credit losses” for further information.

Note 16 – Other assets

As at December 31, 2021 and 2020, other assets included the following:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Prepaid expenses	51	65
Taxes receivable	48	32
Right of use asset	24	57
Deferred contract costs	15	14
Reimbursable amounts due from customers	13	11
Favorable drilling and management services contracts	9	10
Restructuring backstop commitment fee	20	—
Other	44	43

Total other assets	224	232

Other assets are presented in our Consolidated Balance Sheets as follows:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Other current assets	197	187
Other non-current assets	27	45

Total other assets	224	232

Note 17 – Investment in associated companies

We have the following investments in associated companies:

Ownership percentage	Joint venture partner	December 31, 2021	December 31, 2020
Gulfdrill (i)	Gulf Drilling International	50.0%	50.0%
Sonadrill (ii)	Sonangol E.P.	50.0%	50.0%

We own 50% equity interests in the above entities. The remaining 50% equity interest is owned by the above joint venture partners. We account for our 50% investments in the joint ventures under the equity method. For transactions with related parties refer to Note 27 – “Related party transactions”.

i. Gulfdrill

Gulfdrill is a joint venture that manages and operates five premium jackups in Qatar with Qatargas. We have a 50% ownership stake in Gulfdrill. The remaining 50% interest is owned by Gulf Drilling International (“GDI”). We lease three of our jackup rigs to the joint venture, with an additional two units being leased from a third party shipyard.

ii. Sonadrill

Sonadrill is a joint venture that will operate four drillships focusing on opportunities in Angolan waters. We have a 50% ownership stake in Sonadrill. The remaining 50% interest is owned by Sonangol EP (“Sonangol”). Both Seadrill and Sonangol agreed to bareboat two units each into the joint venture with Seadrill due to manage the two Sonangol owned drillships. On October 1, 2019, the first bareboat and management agreements for the Sonangol drilling unit, Libongos, became effective. The rig commenced its first drilling contract on October 10, 2019. The Libongos, is currently operating in Angola, while the Quenguela is contracted to start with Total in early 2022. The two committed Seadrill rigs will be leased to the joint venture when required; to date no further contracts have been secured for these rigs.

Share in results from associated companies

Our share in results of our associated companies (net of tax) were as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Seadrill Partners	—	—	(21)
Sonadrill	5	(2)	(1)
Gulfdrill	(2)	2	—

Total share in results from associated companies (net of tax)	3	—	(22)

Summary of Consolidated Statements of Operations for our equity method investees

The results of the Sonadrill companies and our share in those results (net of tax) were as follows:

Sonadrill
(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues	94	56	22
Net operating income/(loss)	18	(2)	(1)
Net income/(loss)	11	(5)	(2)
Seadrill ownership percentage	50%	50%	50%

Share of results from Sonadrill (net of tax)	5	(2)	(1)

The results of the Gulfdrill companies and our share in those results (net of tax) were as follows:

Gulfdrill
(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues	142	44	—
Net operating income/(loss)	(4)	6	—
Net income/(loss)	(4)	4	—
Seadrill ownership percentage	50%	50%	50%

Share of results from Gulfdrill (net of tax)	(2)	2	—

Book value of our investments in associated companies

At the year end, the book values of our investments in our associated companies were as follows:

(In $ millions)	December 31, 2021	December 31, 2020
Sonadrill	27	22
Gulfdrill	—	2

Total	27	24

Quoted market prices for all of our investments are not available.

Summarized Consolidated Balance sheets for our equity method investees

The summarized balance sheets of the Sonadrill companies and our share of recorded equity in those companies was as follows:

Sonadrill
(In $ millions)	December 31, 2021	December 31, 2020
Current assets	72	54
Current liabilities	(18)	(11)

Net Assets	54	43
Seadrill ownership percentage	50%	50%

Book value of Seadrill investment	27	22

The summarized balance sheets of the Gulfdrill companies and our share of recorded equity in those companies was as follows:

Gulfdrill
(In $ millions)	December 31, 2021	December 31, 2020
Current assets	120	67
Non-current assets	173	102
Current liabilities	(182)	(135)
Non-current liabilities	(113)	(31)

Net (liabilities)/assets	(2)	3
Seadrill ownership percentage	50%	50%

Book value of Seadrill investment	—	2

Note 18 – Drilling units

Changes in drilling units for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
	(As adjusted)	(As adjusted)	(As adjusted)
January 1, 2020	6,624	(605)	6,019
Additions	136	—	136
Depreciation	—	(313)	(313)
Impairment	(4,087)	—	(4,087)

December 31, 2020	2,673	(918)	1,755
Additions	84	—	84
Depreciation	—	(119)	(119)
Impairment (1)	(152)	—	(152)
Disposal (2)	(364)	227	(137)

December 31, 2021 (1)(2)	2,241	(810)	1,431

(1)

In June 2021 we recorded an impairment of $152 million (December 31, 2020: $4.1 billion) which was reported within “Loss on impairment of long-lived assets” on our Consolidated Statement of Operations. Please refer to Note 11 – “Loss on impairment of long-lived assets” for further details.

(2)	In August, 2021, the lease agreement with SFL for the West Hercules was amended such that the rig was derecognized from drilling units and replaced with a right of use asset within other assets.

Note 19 – Equipment

Equipment consists of office equipment, software, furniture and fittings. Changes in equipment balances for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
January 1, 2020	38	(15)	23
Additions	1	—	1
Depreciation	—	(5)	(5)

December 31, 2020	39	(20)	19

Depreciation	—	(8)	(8)

December 31, 2021	39	(28)	11

Note 20 – Debt

As at December 31, 2021 and 2020, we had the following liabilities for third party debt agreements:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Secured credit facilities	5,545	5,545

Total debt principal	5,545	5,545
Less: Debt balance held as subject to compromise	(5,545)	—

Carrying value	—	5,545

Certain subsidiaries filed for Chapter 11 bankruptcy protection on February 7, 2021 and February 10, 2021. As a result, the outstanding balance of the senior credit facilities were classified within liabilities subject to compromise (“LSTC”) in our Consolidated Balance Sheet at December 31, 2021.

For further information on our bankruptcy proceedings refer to Note 4 – “Chapter 11 Proceedings”.

Note 21 – Other liabilities

As at December 31, 2021 and December 31, 2020, other liabilities included the following:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Uncertain tax positions	83	79
Accrued expenses	78	107
Employee withheld taxes, social security and vacation payments	43	44
Lease liabilities	35	68
Contract liabilities	35	31
Taxes payable	23	25
Accrued interest expense	—	10
Other liabilities	34	33

Total Other Liabilities	331	397

Other liabilities are presented in our Consolidated Balance Sheet as follows:

(In $ millions)	December 31, 2021	December 31, 2020
	(As adjusted)	(As adjusted)
Other current liabilities	219	277
Other non-current liabilities	112	120

Total Other Liabilities	331	397

Note 22 – Leases

As of December 31, 2021, we held operating leases for both the West Bollsta and West Hercules. As of December 31, 2021, the negotiations over the West Linus lease amendment had not been concluded yet. Therefore, we still maintain the rig asset on balance sheet along with the finance liability to SFL (held in liabilities subject to compromise). We also have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai. In accordance with Topic 842, we record lease liabilities and associated right-of-use assets for our portfolio of operating leases.

We continue to lease three of our benign environment jackup rigs, West Castor, West Telesto and West Tucana, to our joint venture, Gulfdrill, for a contract with GDI in Qatar.

In March, 2020, Seadrill was awarded a contract to provide drilling services for 10 firm wells and 4 optional wells. To fulfill this contract Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean. The rig was mobilized and commenced operations in early October after being available at the drill location in September, 2020. This operating lease arrangement resulted in the recognition of a lease liability and offsetting right of use asset. During 2021, the charter was amended to cancel the drilling of the 10th well, resulting in an early termination fee of $6 million and right-of-use asset impairment charge of $10 million being recorded.

Seadrill entered into sale and leaseback arrangements for the West Hercules semi-submersible rig with SFL Hercules Ltd in 2008, the West Linus Jack-up rig with SFL Linus Ltd in 2014, and the West Taurus semi-submersible rig with SFL Deepwater Ltd (“Deepwater”) in 2008, all wholly owned subsidiaries of SFL Corporation Ltd (“SFL”), a related party.

The West Taurus lease was terminated in March 2021 and the West Taurus was delivered back to SFL on May 6, 2021.

On August 27, 2021, the Bankruptcy Court approved an amendment to the original SFL charter based on the current Equinor contract in Norway and in direct continuation (after a period of mobilization) of the subsequent Equinor contract in Canada. The buy-back obligation, that previously resulted in the failed sale and lease back treatment, was removed in this amendment, resulting in a deemed disposal of the West Hercules. Seadrill is leasing the West Hercules from SFL under an operating lease until the end of the Canada contract. The lease is expected to end in October 2022. Refer to Note 27 – “Related party transactions” for further information.

Seadrill leases and operates the West Linus on a drilling contract with ConocoPhillips, the term of which were expected to end in December, 2028. The existing lease with SFL is not considered sustainable as part of the new capital structure. Chapter 11 affords Seadrill the option to reject or renegotiate this lease on more economically viable terms. On February 18, 2022, subsequent to year-end, Seadrill entered an interim transition charter with SFL, which will see Seadrill continuing to operate the West Linus until the rig is delivered back to SFL. The amendment is expected to result in the recognition of a short-term operating lease and the removal of the buyback obligation is expected to result in a deemed disposal of the West Linus.

For operating leases where we are the lessee, our future undiscounted cash flows are as follows:

(In $ millions)	Year ended December 31, 2021
2022	32
2023	3
2024	1
2025 and thereafter	1

Total	37

The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheet as at December 31, 2021:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Total undiscounted cash flows	37	79
Less short term leases	—	—
Less discount	(2)	(11)

Operating lease liability	35	68

Of which:
Current	30	51
Non-current	5	17

Total	35	68

The following table gives supplementary information regarding our lease accounting at December 31, 2021:

(In $ million)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating Lease Cost:
Operating lease cost	42	19	12
Short-term lease cost	1	2	1
Total lease cost	43	21	13

Other information:
Cash paid for amounts included in the measurement of lease liabilities – Operating Cash flows	42	21	13
Right-of-use assets obtained in exchange for operating lease liabilities during the period	24	53	19
Weighted-average remaining lease term in months	19	14	18
Weighted-average discount rate	10%	24%	13%

On November 25, 2019, March, 15 2020 and November 15, 2020 we leased the West Castor, West Telesto and West Tucana to Gulfdrill. The estimated future undiscounted cash flows on these leases are as follows:

(In $ millions)	Year ended December 31, 2021
2022	28
2023	28
2024	21
2025	18
2026 and thereafter	2

Total	97

Refer to Note 8 – “Other revenues” for comparative information on income from operating leases.

Note 23 – Common shares

The common shares presented in our Consolidated Balance Sheet is that of the Predecessor Company, prior to our emergence from Chapter 11. The information included in this note presents the common share transactions of the predecessor. For information on the common shares held on emergence from Chapter 11, refer to Note 4 – “Chapter 11”.

Changes in predecessor common shares for the periods presented in this report were as follows:

	Issued and fully paid share capital $0.10 par value each
	Shares	$ millions
December 31, 2019	100,234,973	10

2020 RSU share issuance	149,462	—

December 31, 2020 and December 31, 2021	100,384,435	10

Predecessor common share transactions for periods presented

On February 10, 2020 and June 17, 2020, a total of 149,462 common shares were issued to employees following a vesting of restricted stock units awarded under our Employee Incentive Plan.

Key terms of shares issued and outstanding

All our issued and outstanding common shares are and will be fully paid. Subject to the Bye-Laws, the Board of Directors is authorized to issue any of the authorized but unissued common shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote in the Company’s common shares.

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per common share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or the Bye-Laws, resolutions to be approved by holders of common shares require the approval by an ordinary resolution (being a resolution approved by a simple majority of votes cast at a general meeting at which a quorum is present). Under the Bye-Laws, each common share is entitled to dividends if, as and when dividends are declared by the Board of Directors, subject to any preferred dividend right of the holders of any preference shares.

In the event of liquidation, dissolution or winding up of the Company, the holders of common shares are entitled to share equally and ratably in the Company’s assets, if any, remaining after the payment of all its debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Note 24 – Accumulated other comprehensive income/(loss)

Changes in accumulated other comprehensive income/(loss) for the periods presented in this report were as follows:

(In $ millions)	Actuarial gain/(loss) relating to pension	Share in unrealized losses from associated companies	Change in debt component on Archer facility	Total
January 1, 2020	—	(13)	—	(13)

Other comprehensive loss from continuing operations	(2)	—	—	(2)
Other comprehensive (loss)/income from discontinued operations	—	(15)	4	(11)

December 31, 2020	(2)	(28)	4	(26)

Other comprehensive income from continuing operations	—	—	—	—
Other comprehensive income from discontinued operations	—	9	2	11

December 31, 2021	(2)	(19)	6	(15)

Note 25 – Share based compensation

The share-based compensation expense for our share options and Restricted Stock Unit (“RSU”) plans in the Consolidated Statements of Operations are as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Share-based compensation expense	—	8	5

Total share-based compensation expense	—	8	5

On August 16, 2018, following emergence from the previous Chapter 11, we established an employee incentive plan with a limit of 11.1 million of our common shares.

On September 4, 2018 we made a grant of 0.5 million RSUs to certain employees and directors under the employee incentive plan. The awards were subject to a service condition and vest 33% per year over the three-year period to September 4, 2021. On September 4, 2019, the first tranche of RSUs vested and 0.2 million of our common shares were issued to employees and directors.

On April 26, 2019, we made a grant of 1.7 million performance shares to certain employees under our employee incentive plan. The awards are subject to service and performance conditions and the vesting period ends on March 31, 2022.

On August 23, 2019, we made a grant of 0.3 million restricted stock units to directors. The awards were subject to a service condition and vest 33% per year over the three-year period to August 23, 2022.

On July 29, 2020, we made a one-off compensatory cash payment to holders of performance share unit and restricted share unit awards that had been granted under our company incentive plans that amounted to $0.5 million. On cancellation of the schemes the remaining charge relating to the unvested awards have been expensed to the consolidated statement of operations. Company Directors and Senior Management held 510,234 performance share units and 188,369 restricted stock units, which resulted in a cash payment of $0.2 million.

No further grants have been made since all schemes were cancelled and there are no unvested awards.

Note 26 – Pension benefits

Defined benefit plans

For onshore employees in Norway, who are participants in the defined benefit plans, the primary benefits are a retirement pension of approximately 66 percent of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66 percent of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to start a pre-retirement pension at 62 years of age.

Consolidated Balance Sheet position

Net defined benefit pension asset/(obligation) is as follows:

(In $ millions)	December 31, 2021	December 31, 2020
Defined benefit obligation – Non-current liabilities	(5)	—
Deferred tax asset	1	1

Net defined benefit pension (obligation)/asset	(4)	1

Annual pension cost

We record pension costs in the period during which the services are rendered by the employees.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Service cost	—	1	3
Interest cost on prior years’ benefit obligation	—	—	1

Gross pension cost for the year	—	1	4
Expected return on plan assets	—	—	(1)

Net pension cost for the year	—	1	3
Impact of settlement/curtailment of defined benefit plans	2	1	—

Total net pension cost	2	2	3

The funded status of the defined benefit plan

Funded defined benefit pension obligation is as follows:

(In $ millions)	December 31, 2021	December 31, 2020
Projected defined benefit obligations	(16)	(16)
Plan assets at market value	11	16

Funded defined benefit pension obligation	(5)	—

Change in projected benefit obligations

Change in projected benefit obligation is as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Projected benefit obligations at beginning of period	16	40	37
Interest cost	—	—	1
Service cost	—	1	3
Benefits paid	(1)	(1)	(2)
Change in unrecognized actuarial gain	1	2	—
Settlement (1)	—	(25)	—
Foreign currency translations	—	(1)	1
Projected benefit obligations at end of period	16	16	40

(1)	Two Norwegian defined benefit plans were settled and paid out in the year ending 31 December, 2020.

Change in pension plan assets

Change in pension plan assets is as follows:

(In $ millions)	December 31, 2021	December 31, 2020	December 31, 2019
Fair value of plan assets at beginning of year	16	39	33
Estimated return	—	—	1
Contribution by employer	1	6	6
Benefits paid	(1)	(1)	(2)
Actuarial gain	—	—	—
Settlement (2)	(1)	(27)	—
Foreign currency translations	—	(1)	1
Other (1)	(4)	—	—

Fair value of plan assets at end of year	11	16	39

(1)	In 2021, we received the contribution back for two Norwegian defined benefit plans that were terminated in 2020.
(2)	Two Norwegian defined benefit plans were settled and paid out in 2020.

The accumulated benefit obligation for all defined benefit pension plans was $15 million and $15 million at December 31, 2021 and December 31, 2020, respectively.

Pension obligations are actuarially determined and are critically affected by the assumptions used, including the expected return on plan assets, discount rates, compensation increases and employee turnover rates. We periodically review the assumptions used and adjust them and the recorded liabilities as necessary.

The expected rate of return on plan assets and the discount rate applied to projected benefits are particularly important factors in calculating our pension expense and liabilities. We evaluate assumptions regarding the estimated rate of return on plan assets based on historical experience and future expectations on investment returns, utilizing the asset allocation classes held by the plan’s portfolios. The discount rate is based on the covered bond rate in Norway. Changes in these and other assumptions used in the actuarial computations could impact the projected benefit obligations, pension liabilities, pension expense and other comprehensive income.

Assumptions used in calculation of pension obligations

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Rate of compensation increase at the end of year	2.25%	2.25%	2.25%
Discount rate at the end of year	1.50%	1.70%	2.30%
Prescribed pension index factor	1.20%	1.20%	2.00%
Expected return on plan assets for the year	2.90%	2.60%	2.60%
Employee turnover	4.00%	4.00%	4.00%
Expected increases in Social Security Base	2.25%	2.00%	2.50%

The weighted-average asset allocation of funds related to our defined benefit plan at December 31, was as follows:

Pension benefit plan assets

	December 31, 2021	December 31, 2020
Equity securities	9.7%	7.2%
Debt securities	65.3%	68.2%
Real estate	13.6%	13.6%
Money market	10.6%	10.6%
Other	0.8%	0.4%

Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The life insurance company diversify the allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable.

Effective January 1, 2020 the company terminated two of the defined benefit plans and replaced it with a defined contribution plan. The termination/settlement cost relating to the defined benefit plans has been recognized within ‘Selling, general and administrative expenses’ within the Consolidated Statement of Operations.

Cash flows – Contributions expected to be paid

The table below shows our expected annual pension plans contributions under defined benefit plans for the years ending December 31, 2021-2030. The expected payments are based on the assumptions used to measure our obligations at December 31, 2021 and include estimated future employee services.

(In $ millions)	December 31, 2021
2022	1
2023	1
2024	1
2025	1
2025-2030	3

Total payments expected during the next 10 years	7

Defined contribution and other plans

We made contributions to personal defined contribution pension and other plans totaling $18 million for the year ended December 31, 2021, $18 million for the year ended December 31, 2020, and $16 million for the year ended December 31, 2019. These were charged as operational expenses as they became payable.

Note 27 – Related party transactions

Prior to emerging from Chapter 11 on February 22, 2022, our main related parties included (i) affiliated companies over which we held significant influence, (ii) affiliated companies and (iii) companies who were either controlled by or whose operating policies were significantly influenced by Hemen, who was a major shareholder of the Predecessor Company. On emergence, Hemen’s equity interest in Seadrill will substantially decrease and companies who were either controlled by or whose policies were significantly influenced by Hemen will no longer be related parties.

Companies over which we hold significant influence include Seabras Sapura, Sonadrill and Gulfdrill. In addition, prior to November 2, 2021, SeaMex was an affiliated company with which we held a 50% interest. On November 2, 2021, we purchased the residual equity in SeaMex, which led to it becoming a wholly owned subsidiary. Our investments in both SeaMex and Seabras Sapura are included within assets held for sale and liabilities associated with assets held for sale in our Consolidated Balance Sheet.

Aquadrill (formerly Seadrill Partners) was an affiliated company until it emerged from Chapter 11 in May 2021. The information presented within this note includes all services performed prior to May 2021.

Companies that are controlled by, or whose operating policies may be significantly influenced by, Hemen include SFL, Archer, Frontline, Seatankers, Northern Drilling and Northern Ocean. In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.

Related party revenue

The below table provides an analysis of related party revenues for periods presented in this report.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Management fee revenues (a)	98	135	113
Reimbursable revenues (b)	65	148	218
Leasing revenues (c)	26	19	1
Other	—	3	1

Total related party operating revenues	189	305	333

(a)

We provide management and administrative services to SeaMex, Sonadrill and, until May 2021, Aquadrill, as well as operational and technical support services to SeaMex, Sonadrill, Northern Ocean and, until May 2021, Aquadrill. We charge our affiliates for support services provided either on a cost-plus mark-up or dayrate basis.

(b)

We recognized reimbursable revenues from Northern Ocean for work performed to mobilize the Northern Ocean rigs West Mira and West Bollsta, as well as from Sonangol relating to preparation costs for the Quenguela contract commencing in January 2022. Following the cancellation of the Wintershall contract, a settlement agreement has been signed with Northern Ocean extinguishing all outstanding claims. In December 2021, the agreement became effective and the CECL provision of $138 million was written off against the receivable. The remaining receivable of $18 million was net was settled for no cash against the lease liability owed to Northern Ocean for the West Bollsta.
(c)	Lease revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.

Related party operating expenses

The below table provides an analysis of related party operating expenses for periods presented in this report.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
West Bollsta lease (d)	57	10	—
West Hercules lease (e)	10	—	—
Other related party operating expenses (f)	3	2	3

Total related party operating expenses	70	12	3

(d)	Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean in 2020. Refer to Note 22 – “Leases” for details.
(e)	Lease expense following the change to operating lease in August 2021. Refer to Note 22 – “Leases” for details.
(f)	We received services from certain other related parties. These included management and administrative services from Frontline and other services from Seatankers.

Related party financial items

In 2021, $1 million (2020; nil) interest income was recognized on an $8 million “Minimum Liquidity Shortfall” loan issued to SeaMex during 2020.

Related party receivable balances

The below table provides an analysis of related party receivable balances for periods presented in this report.

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Related party loans and interest (g)	9	8
Trading balances (h)	20	236
Allowance for expected credit loss (i)	(1)	(153)

Total related party receivables	28	91

Of which:
Amounts due from related parties – current	28	85
Amounts due from related parties – non-current	—	6

Total amounts due from related parties	28	91

(g)	Sponsor Minimum Liquidity Shortfall loan receivable from SeaMex which earns interest at 6.5% plus 3-month US LIBOR.
(h)

Trading balances are primarily comprised of receivables from Gulfdrill for lease income, as well as from SeaMex and Sonadrill for related party management and crewing fees. Per our contractual terms these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance. After its emergence from Chapter 11 in May 2021, Aquadrill is no longer considered a related party and any amounts due from them have been reclassified to “Accounts receivable, net” in our Consolidated Balance Sheets.

The below table provides an analysis of the receivable balance:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Northern Ocean	—	140
Aquadrill	—	61
Gulfdrill	13	17
Sonadrill	4	10
NSNCo/SeaMex (Discontinued operations)	3	8
Gross amount receivable	20	236
Less: CECL allowance	(1)	(153)

Receivable net of CECL allowance	19	83

(i)

Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 – Measurement of Credit Losses on Financial Instruments. Refer to Note 5 – “Current expected credit losses” for details.

Related party payable balances

The below table provides an analysis of related party payable balances for periods presented in this report.

(In $ millions)	December 31, 2021	December 31, 2020
Liabilities from Seadrill to SFL (k)	503	426
Trading balances (l)	—	7

Total related party liabilities	503	433

Of which:
Amounts due to related parties – current	—	7
Long-term debt due to related parties	—	426
Liabilities subject to compromise	503	—

On filing for Chapter 11, our prepetition related party payables were reclassified to “liabilities subject to compromise” in our Consolidated Balance Sheets at December 31, 2021. For further information on our bankruptcy proceedings refer to Note 4 – Chapter 11 of our Consolidated Financial Statements included herein.

(k) The liabilities to SFL represented $1.1 billion of lease liabilities between Seadrill and certain special purpose vehicles (“SPVs”), that are legal subsidiaries, of SFL. Seadrill consolidated these SPVs under the variable interest model until December 2020, when their deconsolidation was triggered by default on the leases. Refer to Note 4 – Chapter 11 for further details. On deconsolidation, Seadrill recognized the lease liabilities at a significant discount, reflecting its credit position at the time.

The following table provides a summary of the lease liabilities to SFL as at December 31, 2021 and December 31, 2020.

(In $ millions)	December 31, 2021	December 31, 2020
West Taurus lease liability	345	147
West Linus lease liability	158	142
West Hercules lease liability	—	137

Total lease liabilities to SFL	503	426

The lease on the West Taurus was rejected through the bankruptcy court which resulted in a remeasurement of the liability to its expected claim value, which will be extinguished on emergence from Chapter 11.

The West Hercules and West Linus leases were modified in August 2021 and February 2022 respectively, with the associated liabilities being derecognized at the point of lease amendment. See Note 34 – Subsequent events for more details on the West Linus.

(l) Trading balances in 2020 primarily included related party payables due to Aquadrill and SeaMex. As part of the settlement agreement with Aquadrill all claims on pre-petition positions held were waived.

Other related party transactions

We have made certain guarantees over the performance of Northern Ocean and Sonadrill on behalf of customers. We have not recognized a liability for any of the above guarantees as we did not consider it to be probable that the guarantees would be called.

Note 28 – Financial instruments and risk management

We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Credit risk

We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our loans and trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.

We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements and adjusted for counterparty non-performance credit risk assumptions. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to us.

Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 – “Current expected credit losses”.

Concentration of risk

There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank AB, Danske Bank A/S, BNP Paribas and BTG Pactual. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6 – “Segment information”. For details on amounts due from affiliated companies, refer to Note 27 – “Related party transactions”.

Foreign exchange risk

It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.

Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.

Interest rate risk

Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR. The $4.5 billion of debt principal covered by the cap is significantly in excess of Seadrill’s debt outstanding following the restructuring and the interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at December 31, 2021 was 0.209%

As part of reference rate reform, the use of LIBOR will be replaced by other interest rate indexes as part of a negotiation with our lenders. As at December 31, 2021 our debt facilities and derivatives continue to be linked to the LIBOR interest rate index. The $683 million reinstated facility and $300 million new money facility will be referenced to the SOFR, whilst the Convertible Note will be referenced to the 3-month US LIBOR.

Note 29 – Fair values of financial instruments

Fair value of financial instruments measured at amortized cost

The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as at December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021		December 31, 2020
		(As adjusted)		(As adjusted)
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Related party loans receivable (Level 2)	9	9	6	6

Liabilities
Liability subject to compromise – Secured credit facilities (Level 3)	1,966	5,544	922	5,545
Liability subject to compromise – Related Party Loans Payable (Level 3)	176	503	424	426

Level 2

The fair value of related party receivable balances are assumed to be equal to their carrying value, after adjusting for expected credit losses. The loans are categorized as level 2 on the fair value hierarchy. Other trading balances with related parties are not shown in the table above and are covered in Note 27 – “Related party transactions”.

Level 3

The fair values of the secured credit facilities as at December 31, 2021 are determined by reference to the secured credit facilities holder allocation of the Seadrill fair value post emergence, as this is the expected amount of equity they would be entitled to, as well as the value of the issuance of second lien debt facility. The fair value is derived using a discounted cash flow model of future free cash flows from each rig, using a weighted average cost of capital range of 10% to 17.0%. We have categorized this at level 3 of the fair value hierarchy. The fair value of the secured credit facilities as at December 31, 2020, was determined by reference to the fair value of the collateral of each facility, the rigs, as this is the expected amount recoverable on enforcement of an event of default. As noted in “Note 1 – General information”, all amounts related to PES and the KSA business have been presented separately; accordingly, rigs classified as held for sale have been excluded from the fair value of the secured credit facilities as at December 31, 2020. The fair values were derived using a combination of discounted cash flow model of future free cash flows using a weighted average cost of capital of 17.0% and the market approach from each rig. Refer to Note 20 – “Debt” for further information.

The fair value of the related party loans payable as at December 31, 2021, for the West Taurus was derived using the court approved maximum cash settlement amount of $0.25 million. For the West Linus the fair value was derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using the weighted average cost of capital of 10%. As at December 31, 2020 the fair value was derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using the Senior Secured Note yield of 37%. We have categorized this at level 3 on the fair value hierarchy. Refer to Note 27 – “Related party transactions” for further information.

Our cash and cash equivalents, and restricted cash, accounts receivable, and accounts payable are by their nature short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value.

Note 30 – Commitments and contingencies

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial results. Our best estimate of the outcome of the various disputes has been reflected in our Consolidated Financial Statements as at December 31, 2021.

Oro Negro

The CEO of Perforadora Oro Negro, S. DE R.L. DE C.V (“Oro Negro”), a Mexican drilling rig contractor, filed a complaint personally and in his capacity as foreign representative of Oro Negro on June 6, 2019 in the United States Bankruptcy Court, Southern District of New York, within Oro Negro’s Chapter 15 proceedings ancillary to its Mexican insolvency process. The complaint names Seadrill and its joint venture partner as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 25, 2019, Seadrill submitted a motion to dismiss the complaint on technical legal grounds. Oro Negro responded to this motion on October 25, 2019. The Company has the opportunity to reply to this in further support of the motion, the date of which has not yet been determined. Seadrill intends to vigorously defend against the claims Oro Negro asserts and dispute the allegations set forth in the complaint. The proceedings have been stayed since March 2020. On August 6, 2021 the United States Bankruptcy Court was notified that the auction of Oro Negro’s assets was approved by the Mexican Concurso court.

The stay in the bankruptcy proceeding will continue whilst a purchase is agreed.

Nigerian Cabotage Act litigation

Seadrill Mobile Units Nigeria Ltd (“SMUNL”) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Cabotage Act”). SMUNL is an Aquadrill entity which is the litigating party on behalf of both Aquadrill and Seadrill as the litigation relates to the West Capella (an Aquadrill rig) and the West Saturn and West Jupiter (Seadrill rigs). On June 28, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of “Vessels” under the Cabotage Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency (“NIMASA”) may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria, as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Cabotage Act. However, on July 22, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos the Group anticipate a decision within 3-5 years.

Although we intend to strongly pursue this appeal, it cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position.

Lava Jato

On September 23, 2020, Seadrill’s subsidiary Seadrill Serviços de Petroleo, Ltda was served with a search and seizure warrant from the Federal Police in Rio de Janeiro, Brazil as part of the phase of Operation Lava Jato relating to individuals formally associated with Seadrill Serviços. Seadrill is cooperating with the investigation. The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the Securities and Exchange Commission, the U.S. Department of Justice, the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. Numerous elected officials, public servants and executives and other personnel of large and state-owned companies have been subject to investigation, arrest, criminal charges and other proceedings in connection with allegations of political corruption, including the acceptance of bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. The profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme. Individuals who have had commercial arrangements with Seadrill have been identified in the Lava Jato investigations and the investigations by the Brazilian authorities are ongoing. The outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation including its recent phases, could adversely affect our business and operations.

Any other material disputes or litigation

During the course of the preceding twelve months, the Company has not been involved in any other material litigation or legal proceedings.

Guarantees

We have issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Guarantees in favor of customers
Guarantees to Northern Ocean (1)	150	100
Guarantees to Sonadrill (2)	400	50

Total	550	150

(1)	Guarantees in favor of customers are performance guarantees provided on behalf of Northern Ocean of $150 million (December 31, 2020: $100 million) for a contract that matures in 2022.
(2)

Guarantees in favor of customers are performance guarantees provided on behalf of Sonadrill of $400 million (December 31, 2020: $50 million). Contract maturity in November 2022 ($50 million) and March 2023 ($350 million).

As of December 31, 2021 we have not recognized any liabilities for the above guarantees, as we do not consider it is probable for the guarantees to be called.

Other contingencies

Sevan Louisiana loss incident

On January 2019, there was a loss incident on the Sevan Louisiana related to a malfunction of its subsea equipment. As at December 31, 2021 this claim had been closed out and we have recovered $23 million insurance income from our Hull & Machinery policy for the claim.

The loss incident also resulted in a period of downtime for the Sevan Louisiana. As a result, we recovered $20 million insurance income from the loss of hire policy for the Sevan Louisiana. The Loss of Hire claim is now closed.

Note 31 — Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Non-cash investing activities
Proceeds from sale of West Epsilon rig (1)	—	12	—
Non-cash financing activities
Repayment of debt following sale of West Epsilon rig (1)	—	(12)	—

(1)	During September 2020, the West Epsilon was sold for net proceeds of $12 million. The proceeds were paid directly to the banks as an early repayment against our external debt.

Note 32 – Business combination

On August 31, 2021, Seadrill Limited entered into a restructuring implementation deed (RID) with NSNCo and the JPLs and refinanced SeaMex senior secured bank debt by the issuance of new senior secured notes (the “New SeaMex Notes”).

On September 2, 2021, the parties entered into a share purchase agreement (“SPA”) to sell the assets of SeaMex out of provisional liquidation to a newly incorporated wholly owned subsidiary of NSNCo in return for the extinguishment of $0.4 billion of the various forms of debt instruments owed to NSNCo, gross of expected credit loss allowances previously recognized totaling $65 million. On November 2, 2021 the SPA closed and NSNCo obtained the remaining 50% equity interest in SeaMex, resulting in the consolidation of SeaMex into NSNCo in a business combination.

We have used a convenience date for this transaction and concluded that SeaMex is consolidated into the Seadrill Group effective November 1, 2021. Prior to this date it was accounted for as a joint venture on the Seadrill consolidated Balance Sheet.

The following is a summary of SeaMex’s identifiable assets acquired and liabilities assumed as at acquisition date:

(In $ millions)	As at acquisition
Carrying amounts of major classes of assets
Cash and cash equivalents	41
Restricted cash	21
Accounts receivable, net	316
Intangible drilling contracts	172
Drilling units	216
Other assets	17

Total assets	783

Carrying amounts of major classes of liabilities
Amounts due to related parties	133
Long-term debt	234
Other liabilities	88

Total liabilities	455

Net asset acquired	328

Prior to November 2021, 50% of the net income or loss from SeaMex was recognized as a share in results from associated companies in Seadrill’s Consolidated Statement of Operations, and subsequently reclassified to results from discontinued operations. From November 2021 onwards, 100% of SeaMex’s results from operations form part of Seadrill’s consolidated results and have been reported as income from discontinued operations.

The following is a summary of SeaMex’s operation results since the acquisition date included in the discontinued operations for the reporting period:

(In $ millions)	Period November 2, 2021 until December 31, 2021
Results from business combination
Operating revenues
Contract revenues	36

Total operating revenues	36

Operating expenses
Vessel and rig operating expenses	(25)
Selling, general and administrative expenses	(2)

Total operating expenses	(27)

Operating profit	9

Financial and non-operating items
Interest expense	(4)
Others	(1)

Total financial items	(5)

Income before tax	4

Income tax benefit	2

Income after tax	6

Note 33 – Assets and Liabilities Held for Sale/ Discontinued Operations

The Company has evaluated subsequent events through April 29, 2022, the date the financial statements were available to be issued.

Sale of jackup units in the Kingdom of Saudi Arabia

On September 1, 2022, Seadrill entered into the Jackup SPA with subsidiaries of ADES for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). The sale represented a strategic shift in Seadrill’s operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.

On October 18, 2022, the Jackup Sale closed and the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contract related to the rigs. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items. We have determined an accounting gain on disposal of $276 million, subject to final post-closing adjustments.

Disposal of 65% interest in Seadrill New Finance Limited

As set out in “Note 4 – Chapter 11” proceedings, the Company concluded a comprehensive restructuring of its balance sheet on February 22, 2022. As part of this wider restructuring process, the Company sold 65% of its equity interest in NSNCo on January 20, 2022. Prior to year end, on November 2, 2021, NSNCo completed the acquisition of the residual 50% equity interest in SeaMex Ltd, a company that it had previously held as a joint venture with Fintech. The consideration of the business combination was $0.4 billion, based on the value of the various forms of debt instruments forgiven and owed to NSNCo. The agreed sale of 65% of NSNCo meant that the assets and liabilities were to be classified as held for sale as at December 31, 2021 and any financial information generated would be reported as “discontinued operations”.

The table below shows the assets and liabilities classified as held for sale as at December 31, 2021, and December 31, 2020:

	As at December 31, 2021			As at December 31, 2020
(In $ millions)	NSNCo	Jackup Sale	Total	NSNCo	Jackup Sale	Total
Assets held for sale
Current	1,103	42	1,145	74	35	109
Non-current	—	347	347	611	365	976

Total assets held for sale	1,103	389	1,492	685	400	1,085

Liabilities associated with assets held for sale
Current	948	35	983	546	146	692
Liabilities subject to compromise	—	118	118	—	—	—
Non-current	—	2	2	—	—	—

Total liabilities associated with assets held for sale	948	155	1,103	546	146	692

The table below shows the income/(loss) from discontinued operations:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
NSNCo	5	(215)	(502)
Jackup Sale	(20)	(18)	(17)

Total loss from discontinued operations, net of tax	(15)	(233)	(519)

Basic/diluted loss per share from discontinued operations	(0.15)	(2.32)	(5.18)

The table below shows the cash flows from discontinued operations:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Net cash (used in)/provided by operating activities	(5)	(22)	7
NSNCo	(18)	(24)	(33)
Jackup Sale	13	2	40
Net cash provided by investing activities	23	36	47
NSNCo	23	36	47
Jackup Sale	—	—	—
Net cash used in used in financing activities	—	(96)	(333)
NSNCo	—	—	(333)
Jackup Sale	—	(96)	—

Further details over held for sale assets connected to the Jackup Sale

The table below shows the carrying amounts of major classes of assets and liabilities classified as held-for-sales:

(In $ millions)	As at December 31, 2021	As at December 31, 2020
Carrying amounts of major classes of assets included as part of discontinued operations
Cash and cash equivalents	19	6
Accounts receivable	12	15
Drilling units	346	365
Other assets	12	14

Total assets of discontinued operations classified as held for sale	389	400

Carrying amounts of major classes of liabilities included as part of discontinued operations
Trade accounts payable	6	4
Long-term debt (including current portion)	—	117
Uncertain tax positions	2	—
Other liabilities	29	25

Total liabilities of discontinued operations classified as held for sale	37	146

Carrying amounts of liabilities subject to compromise included as part of discontinued operations
Liabilities subject to compromise	118	—

Major classes of line items constituting loss of discontinued operations:

(In $ millions, except per share data)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues
Contract revenues	101	98	134

Total operating revenues	101	98	134

Operating expenses
Operating expenses	(102)	(99)	(133)

Total operating expenses	(102)	(99)	(133)

Operating (loss)/profit	(1)	(1)	1

Financial and other non-operating items
Interest income	—	1	2
Interest expense	—	(11)	(14)
Reorganization items, net	(14)	—	—
Other financial items	—	(2)	(2)

Total financial items	(14)	(12)	(14)

Net loss before tax from discontinued operations	(15)	(13)	(13)

Income tax expense	(5)	(5)	(4)

Net loss after tax from discontinued operations	(20)	(18)	(17)

Basic loss per share from discontinued operations	(0.20)	(0.18)	(0.16)
Diluted loss per share from discontinued operations	(0.20)	(0.18)	(0.16)

Further details over held for sale assets connected to the disposal of 65% interest in Seadrill New Finance Limited

The table below shows the carrying amounts of major classes of assets and liabilities classified as held-for-sales:

(In $ millions)	As at December 31, 2021	As at December 31, 2020
Carrying amounts of major classes of assets included as part of discontinued operations
Cash and cash equivalents	48	35
Restricted cash	21	29
Accounts receivable	318	—
Intangible drilling contracts	165	—
Drilling units	215	—
Investment in associated companies	239	224
Amount due from related parties	69	387
Deferred tax assets	6	—
Other assets	22	10

Total assets of discontinued operations classified as held for sale	1,103	685

Carrying amounts of major classes of liabilities included as part of discontinued operations
Trade accounts payable	7	—
Amounts due to related parties	12	—
Long-term debt	814	515
Uncertain tax positions	25	—
Other liabilities	90	31

Total liabilities of discontinued operations classified as held for sale	948	546

Major classes of line items constituting profit/(loss) of discontinued operations:

(In $ millions, except per share data)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues
Contract revenues	36	—	—

Total operating revenues	36	—	—

Operating expenses
Operating expenses	(27)	—	—

Total operating expenses	(27)	—	—

Operating profit	9	—	—

Financial and other non-operating items
Interest income	18	26	34
Interest expense	(77)	(60)	(66)
Share in results from associated companies (net of tax)	14	(77)	(93)
Loss on impairment of investments	—	(47)	(296)
Loss impairment of convertible bond from related party	—	(29)	(11)
Net loss on debt extinguishments	—	—	(22)
Gain/(loss) on marketable securities	2	(3)	(46)
Other financial items	37	(24)	(1)

Total financial items	(6)	(214)	(501)

Net profit/(Loss) before tax from discontinued operations	3	(214)	(501)

Income tax benefit/(expense)	2	(1)	(1)

Net profit/(Loss) after tax from discontinued operations	5	(215)	(502)

Basic Earning/(Loss) per share from discontinued operations	0.05	(2.14)	(5.02)
Diluted Earning/(Loss) per share from discontinued operations	0.05	(2.14)	(5.02)

Related party transactions

Seabras Sapura guarantees – In November 2012, a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, but this facility matured in 2020. As a condition to the lenders making the loan available, a subsidiary of Seadrill has provided a sponsor guarantee, on a joint and several basis with the joint venture partner, Sapura Energy, in respect of the obligations of the borrower. The total amount guaranteed by the joint venture partners as at December 31, 2021 was $127 million (December 31, 2020: $132 million).

Note 34 – Subsequent events

The Company has evaluated subsequent events through April 29, 2022, the date the financial statements were available to be issued.

Emergence from Chapter 11

On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection. The restructuring reduced debt obligations under external credit facilities from $5,662 million to $683 million and raised an additional $350 million of liquidity through issuance of new debt. In addition, future obligations under finance lease arrangements in respect of the West Taurus, West Hercules and West Linus were substantially eliminated. Please see “Note 4 – Chapter 11” for further details.

NSNCo Emergence

On July 2, 2021, a RSA was reached with the NSNCo Noteholders with regards to a comprehensive restructuring of the debt facility. A key step in the RSA was the sale of the assets of SeaMex out of provisional liquidation to a newly incorporated wholly owned subsidiary of NSNCo under a share purchase agreement. On November 2, 2021, the sale of the assets of SeaMex to a subsidiary of NSNCo was completed.

NSNCo filed a pre-packaged bankruptcy that was heard on January 12, 2022 in a separate petition filing from Seadrill in U.S. Bankruptcy Court for the Southern District of Texas. NSNCo, soon to be Paratus Energy Services, emerged from their Chapter 11 on January 20, 2022. As a result, NSNCo’s net assets, which had a book value of $155 million as at December 31, 2021, and are shown within the held-for-sale line items, were de-recognized and replaced with an equity method investment, representing the 35% retained interest. We anticipate that this will lead to an accounting loss on disposal to be recorded by Seadrill in its first quarter 2022 financial statements. We are still evaluating what the accounting loss will be.

In exchange for Seadrill being released from all guarantees and securities provided to the NSNCo lenders in respect of the notes, we disposed of 65% of our equity interest in NSNCo to the noteholders . Whilst these guarantees have substantial value to all parties, they are not reflected as a discrete liability on Seadrill’s balance sheet under applicable accounting rules. Accordingly, there will be no accounting gain when they are extinguished which is expected to result in the overall accounting loss of disposal referenced. In addition, Seadrill received improved payment priority on certain balances owed by SeaMex to Seadrill and reinstatement of management agreements for SeaMex. The notes were also reinstated on amended terms.

West Linus lease arrangement

On February 19, 2022, Seadrill signed a transition agreement with SFL pursuant to which the West Linus rig will be delivered back to SFL upon assignment of the ConocoPhilips drilling contract to SFL. Seadrill has been leasing the harsh environment jackup rig, West Linus, from SFL, which had been accounted for as a failed sale leaseback due to contractual purchase obligations in the original charter, resulting in Seadrill recognizing the rig asset on its balance sheet and fair value of the liability to SFL for future bareboat payments within LSTC. The Chapter 11 Proceedings afforded Seadrill the option to reject or amend the lease.

The interim transition bareboat agreement with SFL will see Seadrill continuing to operate the West Linus until the rig is handed back to SFL and a new Manager, Odfjell, for a period of time estimated to last approximately 6 to 9 months from Seadrill’s emergence. The amendment charter no longer contains a purchase obligation and will therefore result in the de-recognition of the rig asset of $175 million and liability of $158 million at emergence from Chapter 11 on February 22, 2022. The interim transition bareboat agreement will be accounted for as a short-term operating lease.

Rig disposals

The West Venture was sold for scrapping to Rota Shipping Inc. for $7 million on January 19, 2022. As the rig was fully impaired the total consideration, less any costs to sell, will be recognized as a gain on disposal.

The Sevan Driller and the Sevan Brasil were sold to New Fortress Energy for $18 million and $6 million respectively on April 7, 2022.

Events Subsequent to Original Issuance of Financial Statements (Unaudited)

In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through February 27, 2023, the date the financial statements were available to be reissued.

Rig reactivations

Seadrill has commenced reactivation of five previously cold-stacked drilling units. Reactivation of the drillships West Carina and West Jupiter commenced in December 2021 and February 2022 respectively, with reactivation of the jackup rigs West Ariel, West Leda, and West Cressida commencing in April 2022.

Reactivation projects for the West Carina and West Jupiter are complete, with both rigs mobilizing for operations in Brazil. The West Carina commenced operations in November 2022 and the West Jupiter is expected to commence operations in December 2022. Reactivation projects for the West Ariel, West Leda, and West Cressida were handed over to ADES following the sale of jackup units described below.

Sale of jackup units in the Kingdom of Saudi Arabia

On September 1, 2022, Seadrill entered into the Jackup SPA with subsidiaries of ADES for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). The sale represented a strategic shift in Seadrill’s operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.

On October 18, 2022, the Jackup Sale closed and the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contract related to the rigs. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items. We have determined an accounting gain on disposal of $276 million, subject to final post-closing adjustments.

Paratus Energy Services Limited disposal

On September 30, 2022, Seadrill entered into share purchase agreements under which it agreed to sell its entire 35% shareholding in Paratus Energy Services Limited (“PES”) (formerly Seadrill New Finance Limited) and certain other interests (the “PES Sale”). PES is the entity through which investments in the SeaMex Group, Seabras Sapura, and Archer Ltd are held. The sale closed on February 24, 2023, following the satisfaction of customary closing conditions, including the approval of competition authorities in relevant jurisdictions.

Acquisition of Aquadrill

In December 2022, Seadrill entered into a definitive agreement to acquire Aquadrill (formerly Seadrill Partners) in an all-stock transaction. Upon completion of the transaction, Seadrill will own Aquadrill’s four drillships, one semi-submersible, and three tender-assist units. The deal is expected to close in mid-2023, subject to customary closing conditions and regulatory approvals.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor	Successor	Predecessor
(In $ millions, except per share data)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Operating revenues
Contract revenues	187	164	435	124	457
Reimbursable revenues (1)	9	9	21	4	26
Management contract revenues (1)	63	42	140	36	130
Other revenues (1)	10	7	19	5	19

Total operating revenues	269	222	615	169	632

Operating expenses
Vessel and rig operating expenses	(137)	(153)	(323)	(76)	(440)
Reimbursable expenses	(8)	(8)	(18)	(4)	(24)
Depreciation	(28)	(27)	(68)	(17)	(95)
Amortization of intangibles	(10)	—	(22)	—	—
Management contract expense	(49)	(33)	(98)	(31)	(148)
Selling, general and administrative expenses	(18)	(16)	(42)	(6)	(48)

Total operating expenses (1)	(250)	(237)	(571)	(134)	(755)

Other operating items
Loss on impairment of long-lived assets	—	—	—	—	(152)
Gain on disposals	1	11	1	2	22
Other operating income	—	—	—	—	3

Total other operating items	1	11	1	2	(127)

Operating profit/(loss)	20	(4)	45	37	(250)
Financial and other non-operating items
Interest income	4	—	7	—	1
Interest expense	(33)	(18)	(73)	(7)	(97)
Share in results from associated companies (net of tax)	(1)	2	(7)	(2)	3
Gain on derivative financial instruments	4	—	11	1	—
Foreign exchange (loss)/gain	(6)	(8)	(9)	8	1
Reorganization items, net	(3)	(24)	(12)	3,683	(250)
Other financial items	(1)	—	(2)	21	(12)

Total financial and other non-operating items, net	(36)	(48)	(85)	3,704	(354)

(Loss)/profit before income taxes	(16)	(52)	(40)	3,741	(604)
Income tax expense	(2)	(3)	(10)	(2)	(11)

(Loss)/profit from continuing operations	(18)	(55)	(50)	3,739	(615)
Profit/(loss) after tax from discontinued operations	2	(31)	2	(33)	(76)

Net (loss)/profit	(16)	(86)	(48)	3,706	(691)

Basic/Diluted (loss)/earnings per share from continuing operations (US dollar)	(0.36)	(0.55)	(1.00)	37.25	(6.13)
Basic/Diluted earnings/(loss) per share from discontinued operations (US dollar)	0.04	(0.31)	0.04	(0.33)	(0.75)
Basic/Diluted (loss)/earnings per share (US dollar)	(0.32)	(0.86)	(0.96)	36.92	(6.88)

(1)

Includes revenue received from related parties of $69 million and $46 million for the 3 months ended September 30, 2022 (Successor) and September 30, 2021 (Predecessor), and of $143 million, $19 million and $142 million for the period from February 23, 2022 through September 30, 2022 (Successor), Period from January 1, 2022 through February 22, 2022 (Predecessor) and for the nine months ended September 30, 2021 (Predecessor), and costs paid to related parties of $0 million and $13 million for the 3 months ended September 30, 2022 (Successor) and September 30, 2021 (Predecessor), and of $0 million, $3 million and $36 million for the period from February 23, 2022 through September 30, 2022 (Successor), Period from January 1, 2022 through February 22, 2022 (Predecessor) and for the nine months ended September 30, 2021 (Predecessor), respectively. Refer to Note 24 – “Related party transactions” for further details.

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Net (loss)/profit	(16)	(86)	(48)	3,706	(691)

Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain relating to pension	—	—	3	1	—
Other comprehensive gain, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	—	—	16	—
Change in fair value of debt component of Archer convertible bond	—	—	—	(1)	1
Share in results from associated companies	—	1	—	(2)	5

Other comprehensive income	—	1	3	14	6

Total comprehensive (loss)/income for the period	(16)	(85)	(45)	3,720	(685)

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions, except per share data)	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	224	293
Restricted cash	55	160
Accounts receivable, net	143	158
Amounts due from related parties, net	62	28
Assets held for sale -current	392	1,145
Other current assets	267	197

Total current assets	1,143	1,981

Non-current assets
Investments in associated companies	79	27
Drilling units	1,648	1,431
Restricted cash	70	63
Deferred tax assets	10	10
Equipment	9	11
Assets held for sale – non-current	—	347
Other non-current assets	23	27

Total non-current assets	1,839	1,916

Total assets	2,982	3,897

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	32	—
Trade accounts payable	75	53
Liabilities associated with assets held for sale – current	37	983
Other current liabilities	273	219

Total current liabilities	417	1,255

Liabilities subject to compromise	—	6,117
Liabilities subject to compromise associated with assets held for sale	—	118
Non-current liabilities
Long-term debt	950	—
Deferred tax liabilities	9	9
Liabilities associated with assets held for sale – non-current	—	2
Other non-current liabilities	152	112

Total non-current liabilities	1,111	123

Commitments and contingencies (see Note 25)
Equity
Common shares of par value US$0.01 per share: 375,000,000 shares authorized and 49,999,998 issued at September 30, 2022 (Successor)	—	—
Common shares of par value US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at December 31, 2021 (Predecessor)	—	10
Additional paid-in capital	1,499	3,504
Accumulated other comprehensive income/(loss)	3	(15)
Retained loss	(48)	(7,215)

Total equity/(deficit)	1,454	(3,716)

Total liabilities and equity	2,982	3,897

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash Flows from Operating Activities
Net (loss)/profit	(48)	3,706	(691)
Net (loss)/profit from continuing operations	(50)	3,739	(615)
Net profit/(loss) from discontinued operations	2	(33)	(76)
Net operating net profit/(loss) adjustments related to discontinued operations (1)	1	38	84
Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Depreciation	68	17	95
Amortization of unfavorable and favorable contracts	22	—	—
Gain on disposals	(1)	(2)	(22)
Loss on impairment of intangible assets	—	—	152
Share in results from associated companies (net of tax)	7	2	(3)
Deferred tax loss/(benefit)	2	(4)	1
Unrealized gain on derivative	(8)	(1)	—
Payment in kind interest	30	—	—
Amortization of discount on debt	(1)	7	73
Unrealized foreign exchange loss/(gain)	3	(6)	2
Non-cash (gain)/loss reorganization items, net	—	(3,487)	168
Fresh Start valuation adjustments	—	(266)	—
Change in allowance for credit losses	—	(1)	47
Other cash movements in operating activities
Payments for long-term maintenance	(59)	(2)	(31)
Repayments made under failed sales and leaseback arrangements	—	(11)	(40)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	26	(11)	(7)
Trade accounts payable	22	—	13
Prepaid expenses/accrued revenue	(19)	—	5
Deferred revenue	(1)	(18)	8
Deferred mobilization costs	(75)	(4)	(6)
Related party receivables	(20)	(13)	(19)
Related party payables	—	—	3
Other assets	30	(4)	(19)
Other liabilities	9	4	72

Net cash flows used in operating activities	(12)	(56)	(115)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(108)	(18)	(24)
Proceeds from disposal of assets	1	2	18
Funds advanced to discontinued operations	(16)	(20)	—
Impact on cash from deconsolidation of discontinued operation	—	(94)	—
Cash flows from investing activities (discontinued operations)	(30)	—	(38)

Net cash flows used in investing activities	(153)	(130)	(44)

(1)

Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows from operating activities from discontinued operations. The adjustments reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of the effect of acquisitions and disposals. The net cash used in operating activities for the successor period from February 23, 2022 through September 30, 2022 was $3 million and for the predecessor period from January 1, 2022 through February 22, 2022 was $5 million provided by. (Nine months ended September 30, 2021 (Predecessor): $8 million provided by).

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash Flows from Financing Activities
Proceeds from debt	—	175	—
Proceeds from convertible bond issuance	—	50	—
Repayments of secured credit facilities	—	(160)	—
Cash flows from financing activities (discontinued operations)	16	20	—

Net cash provided by financing activities	16	85	—

Effect of exchange rate changes on cash	(3)	6	(2)

Net decrease in cash and cash equivalents, including restricted cash	(152)	(95)	(161)
Cash and cash equivalents, including restricted cash, at beginning of the period	509	604	723
Included in cash and cash equivalents and restricted cash per the balance sheet	490	516	652
Included in assets of discontinued operations	19	88	71
Cash and cash equivalents, including restricted cash, at the end of period	357	509	562
Included in cash and cash equivalents and restricted cash per the balance sheet	349	490	521
Included in assets of discontinued operations	8	19	41
Supplementary disclosure of cash flow information
Interest paid	(31)	—	—
Taxes paid	(9)	(1)	(5)
Reorganization items, net paid	(11)	(56)	(49)

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total deficit
Balance as at January 1, 2021 (Predecessor)	10	3,504	(26)	(6,628)	(3,140)

Net loss from continuing operations	—	—	—	(301)	(301)
Net loss from discontinued operations	—	—	—	(10)	(10)

Balance as at March 31, 2021 (Predecessor)	10	3,504	(26)	(6,939)	(3,451)

Net loss from continuing operations	—	—	—	(259)	(259)
Net loss from discontinued operations	—	—	—	(35)	(35)
Other comprehensive income from discontinued operations	—	—	5	—	5

Balance as at June 30, 2021 (Predecessor)	10	3,504	(21)	(7,233)	(3,740)

Net loss from continuing operations	—	—	—	(55)	(55)
Net loss from discontinued operations	—	—	—	(31)	(31)
Other comprehensive income from discontinued operations	—	—	1	—	1

Balance as at September 30, 2021 (Predecessor)	10	3,504	(20)	(7,319)	(3,825)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss)/ profit	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)

Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net profit from continuing operations	—	—	—	—	—	3,739	3,739
Net loss from discontinued operations	—	—	—	—	—	(33)	(33)
Issuance of Successor common stock	—	—	—	1,499	—	(4)	1,495
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—
Balance as at February 22, 2022 (Predecessor)	—	—	—	1,499	—	—	1,499

Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499
Net income from continuing operations	—	—	—	—	—	4	4
Net income from discontinued operations	—	—	—	—	—	—	—

Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503

Net loss from continuing operations	—	—	—	—	—	(36)	(36)
Net income from discontinued operations	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	3	—	3

Balance as at June 30, 2022 (Successor)	—	—	—	1,499	3	(32)	1,470

Net loss from continuing operations	—	—	—	—	—	(18)	(18)
Net income from discontinued operations	—	—	—	—	—	2	2

Balance as at September 30, 2022 (Successor)	—	—	—	1,499	3	(48)	1,454

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda. We provide offshore drilling services to the oil and gas industry. As at September 30, 2022 we owned 21 drilling rigs, leased one rig from SFL Corporation (“SFL”), and managed a further seven rigs that are owned by third parties: five rigs owned by SeaMex and two rigs owned by Sonangol. As described in note 28 – Subsequent Events, we sold seven rigs in October 2022, reducing the number of owned rigs to 14. Our fleet consists of drillships, jackup rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, the term “Predecessor” refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms “we”, “our”, “Group” or “Company” in the context of events on and prior to February 22, 2022. As used herein, the term “Successor” refers to the financial position and results of operations of Seadrill Limited (previously Seadrill 2021 Limited) after February 22, 2022 (“the Effective Date”). This is also applicable to terms “new Successor”, “we”, “our”, “Group” or “Company” in the context of events after February 23, 2022 (Successor).

The use herein of such terms as “Group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.

Emergence from Chapter 11 proceedings

On February 22, 2022 (Predecessor), Seadrill Limited and certain of its subsidiaries which filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court (“Debtors”), completed its comprehensive restructuring and emerged from Chapter 11 proceedings. Please refer to Note 3 – “Chapter 11” for further details.

In our report at June 30, 2021 (Predecessor), we had raised a substantial doubt as to our ability to continue as a going concern as a result of the fact that we were in Chapter 11 proceedings and there was a degree of inherent risk associated with being in bankruptcy and whether the Plan of Reorganization would be confirmed. Having now emerged from Chapter 11 proceedings and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flows to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issue of the financial statements.

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The amounts are presented in United States dollar (“US dollar”, “$” or “US$”) rounded to the nearest million, unless otherwise stated.

The accompanying Consolidated Financial Statements include the financial statements of Seadrill Limited, its consolidated subsidiaries, and any variable interest entity in which we are the primary beneficiary.

The accompanying unaudited interim financial statements, in the opinion of management, include all material adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America. The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2021 (Predecessor) (SEC File No. 001-39327).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The financial information in this report has been prepared on the basis that we will continue as a going concern, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due.

Basis of consolidation

We consolidate entities in which we control directly or indirectly more than 50% of the voting rights. We also consolidate entities in which we hold a variable interest where we are the primary beneficiary of the entity. Subsidiaries, even if fully owned, are excluded from the Consolidated Financial Statements if we are not the primary beneficiary under the variable interest model. All intercompany balances and transactions have been eliminated.

Fresh Start accounting

Upon emergence from bankruptcy on February 22, 2022 (the “Effective Date”), in accordance with ASC 852, Reorganizations (“ASC 852”), Seadrill Limited qualified for Fresh Start accounting and became a new entity for financial reporting purposes. We allocated the reorganization value resulting from Fresh Start accounting in accordance with the purchase price allocation performed as of the Effective Date. Refer to Note 4 – “Fresh Start accounting” for further details.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited Consolidated Financial Statements for the year ended December 31, 2021.

Within the comparative periods presented in these financial statements, Seadrill had not incurred significant rig reactivation costs, and therefore we had not disclosed our accounting policy for rig reactivations in the Consolidated Financial Statements for the year ended December 31, 2021. Though not a change in accounting policy, due to the significant increase in rig reactivation activity starting in the first half of 2022, management has therefore disclosed below our current accounting policy for these costs.

Rig reactivation project costs

Most reactivation costs are capitalized. The incremental cost of equipment depreservation activities and one-time major equipment overhaul or replacement of systems and equipment, certain directly identifiable personnel costs and costs to move rigs from stacking locations to the shipyards are capitalized and depreciated over the remaining lives of the rigs. General and administrative and overhead costs related to reactivation projects are accounted for as operating expenses.

Rig upgrade costs that increase the marketability of the rig beyond the current contract are depreciated over the remaining lives of the rigs. Costs incurred to install equipment or modify to current rig specifications that will not increase the marketability of the rig beyond the current contract, and rig mobilization costs, are deferred and amortized over the initial contract period.

The cost of reactivation project related long-term maintenance (LTM) activities such as major classification surveys and other major certifications are capitalized and depreciated over a period of between 2 and 5 years (depending on the period covered by the re-certification).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Immaterial revisions to prior period

We have revised the Company’s previously issued Unaudited Consolidated Statement of Changes in Equity for the period from January 1, 2022 through February 22, 2022 (Predecessor) due to the improper presentation of fresh start accounting. We evaluated the effects of this error on our previously-issued condensed consolidated financial statements in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 250, Accounting Changes and Error Corrections, ASC Topic 250-10-S99-1, Assessing Materiality, and ASC Topic 250-10-S99-2, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (collectively, “ASC Topic 250”), and concluded that no prior period is materially misstated. The impacted periods will be revised in future filings as applicable.

A summary of the effects of the revisions on the unaudited consolidated statements of changes in equity for the period from January 1, 2022 through February 22, 2022 (Predecessor) are as follows:

•	improperly including a subtotal labelled Balance as at February 22, 2022 (Predecessor) before the adjustments related to fresh start accounting. This subtotal has been removed from the statement.

•

presenting separately the net gain from reorganization adjustments of $5,066 million, and net gain from Fresh Start adjustments of $242 million. These separately stated amounts have now been presented within net profit from continuing operations ($3,813 million) and issuance of successor common stock ($1,495 million).

•

omitting a total of equity as at February 22, 2022 (Predecessor). The total of equity has been added to reflect additional paid-in capital and total equity of $1,499 million each as at February 22, 2022 (Predecessor).

Note 2 – Recent accounting pronouncements

Recently adopted accounting standards

We adopted the following accounting standard update (“ASUs”) since the reporting date of our Form 20-F report (for the year ended December 31, 2021 (Predecessor)), which had no impact on our Consolidated Financial Statements.

ASU 2020-06 – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging

Simplifies the guidance in U.S. GAAP on the issuer’s accounting for convertible debt instruments. Under current guidance, applying the separation models in ASC 470-20 to convertible instruments with a beneficial conversion feature or a cash conversion feature involves the recognition of a debt discount, which is amortized to interest expense. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. Seadrill does not have any instruments with beneficial conversion or cash conversion feature. Accordingly, adoption of this standard had no impact on the financial statements.

ASU 2021-05 – Lessors – Certain Leases with Variable Lease Payments

Requires a lessor to classify a lease with variable lease payments that do not depend on an index or rate (hereafter referred to as “variable payments”) as an operating lease on the commencement date of the lease if specified criteria are met. Seadrill does not have any sales-type or direct financing leases.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

ASU 2021-08 – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

Requires contract assets and liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured on the acquisition date in accordance with ASC 606. The Company elected to early adopt and apply this standard as of January 1, 2022 as it is relevant to the emergence from Chapter 11 bankruptcy and application of fresh-start accounting. The Company’s deferred revenues balances were evaluated on the basis of ASC 606 at the measurement date (in accordance with ASU 2021-08). No adjustment was made on transition.

ASU 2022-03 – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

Clarifies that a “contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security” and is not included in the equity security’s unit of account. Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security’s fair value (i.e., the entity should not apply a discount related to the contractual sale restriction). In addition, the ASU prohibits an entity from recognizing a contractual sale restriction as a separate unit of account. Seadrill does not apply any discounts related to contractual sale restrictions.

ASU 2022-04 – Liabilities – Supplier Finance Programs

The amendments in this ASU address investor and other financial statement user requests for additional information about the use of supplier finance programs by the buyer party to understand the effect of those programs on an entity’s working capital, liquidity, and cash flows. Seadrill does not have any supplier finance programs.

Recently issued accounting standards

There are currently no recently issued ASUs that are expected to affect our Consolidated Financial Statements and related disclosures in future periods.

Note 3 – Chapter 11

Seadrill Chapter 11 Process

i. Chapter 11 filing

The Debtors filed voluntary petitions for reorganization under the Chapter 11 proceedings in the Bankruptcy Court on February 7, 2021 and February 10, 2021 (the “Petition Date”). These filings triggered a stay on enforcement of remedies with respect to our debt obligations.

These filings excluded the Seadrill New Finance Limited group (“NSNCo”), as Seadrill and the NSNCo noteholders negotiated a refinancing outside of this bankruptcy.

ii. Plan of Reorganization

On July 23, 2021, the Company entered into a Plan Support and Lock-Up Agreement (the “Plan Support Agreement”) with certain holders of claims under the Company’s 12 prepetition credit facilities (the “Prepetition Credit Agreements”), and Hemen Holdings Ltd (“Hemen”). On July 24, 2021, the Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement. On August 31, 2021, the Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the “Disclosure Statement”) and on September 2, 2021, the Court approved the First Amended Disclosure Statement

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(as Modified) and the solicitation of the Plan of Reorganization. On October 11, 2021, the Company’s creditor classes voted to accept the plan of reorganization. On October 26, 2021, Seadrill’s Plan of Reorganization (the “Plan”) was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.

iii. Amendment to terms of existing facilities

The Plan, among other things, provided that holders of allowed Credit Agreement claims (a) received $683 million (adjusted for the Asia Offshore Drilling Limited (“AOD”) cash out option) of take-back debt (the “New Second Lien Facility”) and (b) were entitled to participate in a $300 million new-money raise under the New First Lien Facility, and (c) received 83.00% of pre-diluted equity in successor Seadrill on account of their allowed Credit Agreement claims, and 16.75% of equity in successor Seadrill for such holders participation in a rights offering (the “Rights Offering”).

iv. Rights Offering and backstop of new $300 million facility

Holders of the subscription rights, which included the backstop parties (the “Backstop Parties” and together, the “Rights Offering Participants”), received the right to lend up to $300 million under the New First Lien Facility. The Rights Offering Participants also received, in consideration for their participation in the Rights Offering, 12.50% of the issued and outstanding pre-diluted New Seadrill Common Shares as of the Effective Date. The New First Lien Facility was structured as (i) a $175 million term loan (the “Term Loan Facility”) and (ii) a $125 million revolving credit facility.

As consideration for the backstop commitment of each Backstop Party, the Backstop Parties were (a) issued 4.25% of the issued and outstanding pre-diluted New Seadrill Common Shares as of the Effective Date (the “Equity Commitment Premium”); and (b) paid in cash a premium (the “Commitment Premium”) equal to 7.50% of the $300 million in total commitments under the New First Lien Facility. The Commitment Premium was revised to $20 million and paid within one business day following the backstop approval order on October 27, 2021.

v. Hemen $50 million convertible bond

$50 million convertible bonds (the “Convertible Bonds”) were issued to Hemen at par upon emergence. The bonds are convertible into the conversion shares (the “Conversion Shares”) in an amount equal to 5.00% of the fully-diluted New Seadrill Common Shares. The principal amount of the Bonds is convertible (in full not part) into the Conversion Shares at the option of the lender at any time during the conversion period, being the period from the earlier of (i) the date on which the Issuer’s ordinary shares are listed and begin trading on the NYSE and (ii) the date on which the Issuer’s ordinary shares are listed and begin trading on the OSE (the “Conversion Period”).

Management considered the accounting treatment for the Conversion using the embedded derivative model, substantial premium model, and the no proceeds allocated model. The Company determined that on the Effective Date that the substantial premium model was applicable, and the recognition of the Convertible Bonds should follow the treatment prescribed under this model. Pursuant to the substantial premium model, the principal was recorded as a liability at par and the excess premium was recorded to additional paid-in-capital. Upon conversion, the Company will reclassify the liability component to equity with no gain or loss recognized.

vi. Emergence and New Seadrill equity allocation table

Seadrill met the requirements of the Plan and emerged from Chapter 11 proceedings on the Effective Date.

Under the Plan and prior to any equity dilution on conversion of the convertible bond, the Company issued 83.00% of the Company’s equity to Credit Agreement claimants, 12.50% to the Rights Offering Participants,

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4.25% to the Backstop Parties through the Equity Commitment Premium, and the remaining 0.25% to Class 9 Predecessor shareholders. The breakout shown below shows the equity allocation before and after the conversion of the convertible bond.

Recipient of Shares	Number of shares	% allocation	Equity dilution on conversion of convertible bond
Allocation to predecessor senior secured lenders	41,499,999	83.00%	78.85%
Allocation to new money lenders – holders of subscription rights	6,250,001	12.50%	11.87%
Allocation to new money lenders – backstop parties	2,125,000	4.25%	4.04%
Allocation to predecessor shareholders	124,998	0.25%	0.24%
Allocation to convertible bondholder	—	—%	5.00%

Total shares issued on emergence	49,999,998	100.00%	100.00%

NSNCo Restructuring

As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022.

The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:

1.	Holders of the senior secured notes issued by NSNCo released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;

2.

Seadrill sold 65% of its equity interest in NSNCo to the holders of NSNCo senior secured notes. Seadrill’s equity interest thereby decreased to 35% which was recognized as an equity method investment; and

3.	Reinstatement of the notes in full on amended terms.

Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.

Upon effectiveness of NSNCo’s bankruptcy on January 20, 2022, Seadrill sold 65% of its equity interest in NSNCo, recognizing its 35% retained interest as an equity method investment. The ceding of control occurred 9 days prior on January 11, 2022, the petition date when the Bankruptcy Court first assumed the power to approve all significant actions in the entity. Separately, the determination of held-for-sale and discontinued operations was made at year end and described in the 2021 Form 20-F. Subsequent to its emergence from its pre-packaged bankruptcy, NSNCo was renamed Paratus Energy Services Ltd (“Paratus” or “PES”).

Renegotiation of leases with SFL

Under the sale and leaseback arrangements with certain subsidiaries of SFL Corporation Ltd (“SFL”), the semi-submersible rigs West Taurus and West Hercules and the jackup rig West Linus were leased to certain wholly owned Seadrill entities under long term charter agreements. The Chapter 11 proceedings afforded Seadrill the option to reject or amend the leases.

On March 9, 2021, the West Taurus lease rejection motion was approved by the Bankruptcy Court, and the rig was redelivered to SFL on May 6, 2021, in accordance with the West Taurus settlement agreement. The lease termination led to a remeasurement of the outstanding amounts due to SFL held within liabilities subject to compromise to the claim value which was settled at emergence.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On August 27, 2021, the Bankruptcy Court of the Southern District of Texas entered an approval order for an amendment to the original SFL Hercules charter. The amended charter was accounted for as an operating lease, resulting in the recognition of a ROU asset and an associated lease liability. The removal of the call options and purchase obligations meant that sale recognition was no longer precluded.

On February 19, 2022, Seadrill signed a transition agreement with SFL pursuant to which the West Linus rig will be redelivered to SFL upon assignment of the ConocoPhillips drilling contract to SFL. The interim transition bareboat agreement with SFL provides that Seadrill will continue to operate the West Linus until the rig is delivered back to SFL for a period of time estimated to last approximately 6 to 9 months from Seadrill’s emergence. The amended charter no longer contains a purchase obligation and resulted in the derecognition of the rig asset of $175 million and a liability of $161 million at emergence from Chapter 11 proceedings on February 22, 2022. Additionally, $7 million of cash held as collateral was returned to SFL. The interim transition bareboat agreement was accounted for as a short-term operating lease.

Other matters

i. Liabilities subject to compromise

Liabilities subject to compromise distinguish prepetition liabilities which may be affected by the Chapter 11 proceedings from those that will not. The liabilities held as subject to compromise prior to the Company’s emergence from Chapter 11 proceedings are disclosed on a separate line on the consolidated balance sheet.

Liabilities subject to compromise prior to emergence from Chapter 11 proceedings, as presented on the consolidated balance sheet at February 22, 2022 immediately prior to emergence, included the following:

(In $ millions)	February 22, 2022 (Predecessor)
Senior under-secured external debt	5,662
Accounts payable and other liabilities	35
Accrued interest on external debt	34
Amounts due to SFL Corporation under leases for the West Taurus and West Linus	506

Liabilities subject to compromise	6,237

Attributable to:
Continuing operations	6,119
Discontinued operations	118

ii. Interest expense

The Debtors discontinued recording interest on the under-secured debt facilities from the Petition Date, in line with the guidance of ASC 852-10. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statements of Operations was $48 million for the period from January 1, 2022 through February 22, 2022 (Predecessor) and $298 million for the period from February 10, 2021 to December 31, 2021 (Predecessor).

iii. Reorganization items, net

Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as “Reorganization items, net” in the Consolidated Statements of Operations. The following table summarizes the reorganization items recognized

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

in the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor).

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Gain on settlement of liabilities subject to compromise (a)	—	—	—	3,581	—
Fresh Start valuation adjustments (b)	—	—	—	242	—
Loss on deconsolidation of Paratus Energy Services (c)	—	—	—	(112)	—
Advisory and professional fees (d)	(3)	(36)	(12)	(44)	(88)
Gain on write-off of related party payables	—	5	—	—	13
Expense of predecessor Directors & Officers insurance policy	—	—	—	(17)	—
Remeasurement of terminated lease to allowed claim	—	—	—	—	(186)
Interest income on surplus cash	—	2	—	1	2

Total reorganization items, net	(3)	(29)	(12)	3,651	(259)

Attributable to:
Continuing operations	(3)	(24)	(12)	3,683	(250)
Discontinued operations	—	(5)	—	(32)	(9)

a. Gain on liabilities subject to compromise

On emergence from Chapter 11 proceedings, we settled liabilities subject to compromise in accordance with the Plan. This includes extinguishment of our secured external debt and amounts due under our sale and leaseback agreements with SFL Corporation. Refer to Note 4 – “Fresh Start accounting” for further information.

b. Fresh Start valuation adjustments

On emergence from Chapter 11 proceedings and under the application of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values. The effects of the application of Fresh Start accounting applied as of February 22, 2022. The new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet at September 30, 2022 (Successor) and the related adjustments were recorded in the Consolidated Statements of Operations in the Predecessor. Refer to Note 4 – “Fresh Start accounting” for further information.

c. Loss on deconsolidation of Paratus Energy Services Ltd

The loss on deconsolidation reflects the impact of the sale of 65% of Seadrill’s interest in Paratus Energy Services Ltd (formerly NSNCo), as we deconsolidated the carrying value of the net assets of Paratus and

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

recorded the 35% retained interest at fair value. The difference between the net assets deconsolidated and retained 35% interest represents a loss on deconsolidation.

(In $ millions)	January 20, 2022
Carrying value of Paratus Energy Services Ltd equity at January 20, 2022	(152)
Fair value of retained 35% interest in Paratus Energy Services Ltd	56
Reclassification of NSNCo accumulated other comprehensive losses to income on disposal	(16)

Loss on deconsolidation of Paratus Energy Services Ltd	(112)

d. Advisory and professional fees

Professional and advisory fees incurred for post-petition Chapter 11 expenses. Professional and advisory expenses have been incurred post-emergence but relate to our Chapter 11 proceedings.

Note 4 – Fresh Start accounting

Fresh Start accounting

Upon emergence from bankruptcy, Seadrill qualified for and adopted Fresh Start accounting in accordance with the provisions set forth in ASC 852, which resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or loss as of the Effective Date.

The criteria requiring Fresh Start accounting are: (i) the reorganization value of the Seadrill’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the then-existing voting shares of the Predecessor (or legacy entity prior to the Effective Date) received less than 50% of the voting shares of the Successor outstanding upon emergence from bankruptcy.

Fresh Start accounting requires a reporting entity to present its assets, liabilities, and equity at their reorganization value amounts as of the date of emergence from bankruptcy on February 22, 2022. However, the Company will continue to present financial information for any periods before the adoption of Fresh Start accounting for the Predecessor. The Predecessor and Successor Companies lack comparability, as is required in ASC Topic 205, Presentation of Financial Statements (“ASC 205”). ASC 205 states that financial statements are required to be presented comparably from year to year, with any exceptions to comparability clearly disclosed. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor Companies.

Reorganization Value

Under Fresh Start accounting, we allocated the reorganization value to Seadrill’s individual assets based on their estimated fair values in conformity with ASC Topic 805, Business Combinations (“ASC 805”), and ASC Topic 820, Fair Value Measurement. Deferred income taxes were calculated in conformity with ASC Topic 740, Income Taxes (“ASC 740”). Reorganization value is viewed as the value of the reconstituted entity before considering liabilities and it approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Enterprise value represents the estimated fair value of an entity’s shareholders’ equity plus long-term debt and other interest-bearing liabilities less unrestricted cash and cash equivalents. As set forth in the Disclosure Statement approved by the Bankruptcy Court, the valuation analysis resulted in an enterprise value between $1,795 million and $2,396 million, with a mid-point of $2,095 million. For U.S. GAAP purposes, we valued the Successor’s individual assets, liabilities, and equity instruments using valuation models and determined the value of the enterprise was $2,095 million as of the Effective Date, which fell in line within the forecasted enterprise value ranges approved by the Bankruptcy Court. Specific valuation approaches and key assumptions used to arrive at reorganization value, and the value of discrete assets and liabilities resulting from the application of Fresh Start accounting, are described in greater detail within the valuation process below.

The following table reconciles the enterprise value to the estimated fair value of the Successor’s common shares as of the Effective Date:

(In $ millions, except per share amount)	As at February 23, 2022 (Successor)
Enterprise value	2,095
Plus: Cash and cash equivalents at emergence	355
Less: Fair value of long-term debt	(951)

Implied value of Successor equity	1,499

Shares issued upon emergence	49,999,998
Per share value (US$)	29.98

The following table reconciles enterprise value to the reorganization value of the Successor (i.e., value of the total assets of the Successor) as of the Effective Date:

(In $ millions)	As at February 23, 2022 (Successor)
Enterprise value	2,095
Plus: Cash and cash equivalents at emergence	355
Plus: Non-interest-bearing current liabilities	350
Plus: Non-interest-bearing non-current liabilities	179

Total value of Successor Entity’s assets on Emergence	2,979

The enterprise value and corresponding equity value are derived from expected future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.

Valuation Process

To apply Fresh Start accounting, we conducted an analysis of the Consolidated Balance Sheet to determine if any of our net assets would require a fair value adjustment as of the Effective Date. The results of our analysis indicated that our drilling units, equipment, drilling and management services contracts, leases, investments in

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

associated companies, certain working capital balances and long-term debt would require a fair value adjustment on the Effective Date. Any deferred tax on the fair value adjustments have been made in accordance with ASC 740. The rest of our net assets were determined to have carrying values that approximated fair value on the Effective Date. Further details regarding the valuation process are described below.

i. Drilling units

Seadrill’s principal assets comprise its fleet of drilling units. For the working fleet, we determined the fair value of drilling units based primarily on an income approach utilizing a discounted cash flow analysis. For long-term cold stacked units, we have applied a market approach methodology. Assumptions used in our assessment of the discounted free cash flows included, but were not limited to, the contracted and market dayrates, operating costs, overheads, economic utilization, effective tax rates, capital expenditures, working capital requirements, and estimated useful economic lives.

The cash flows were discounted at a market participant weighted average cost of capital (“WACC”), which was derived from a blend of market participant after-tax cost of debt and market participant cost of equity and computed using public share price information for similar offshore drilling market participants, certain U.S. Treasury rates, and certain risk premiums specific to the assets of the Company. For rigs expected to be long-term stacked, the market approach was used to estimate the fair value of the assets which involved gathering and analyzing recent market data of comparable assets.

ii. Capital Spares and Equipment

The valuation of our capital spares and equipment, including spare parts and capitalized IT software, was determined utilizing the cost approach, in which the estimated replacement cost of the assets was adjusted for physical depreciation and economic obsolescence.

iii. Drilling and management services contracts

We recognized both favorable and unfavorable contracts based on the income approach utilizing a discounted cash flow analysis, comparing the signed contractual dayrate against the global contract assumptions applied in our drilling unit fair value assessment. The cash flows were discounted at an adjusted market participant WACC.

The management services contracts were fair valued based on an excess earnings methodology, adjusted for the incremental cost of services, working capital, tax, and contributory asset charges, with future cash flows discounted at an adjusted market participant WACC.

For the management incentive fee payable to Seadrill as part of the management service agreement with Paratus, an option pricing model was used to estimate the fair value of the fee.

iv. Leases

The fair value of the West Linus and West Hercules leases were estimated by comparing against assumed global market contract assumptions over the same time period.

v. Investments in associated companies

The fair value of the equity investments in associated companies was based primarily on the income approach, using projected discounted cash flows of the underlying assets, a risk-adjusted discount rate, and an estimated tax rate.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

vi. Long-term debt

The fair values of the New Term Loan Facility and New Second Lien Facility were determined using relevant market data as of the Effective Date and the terms of each of the respective instruments. Given the interest rates for both facilities were outside of the range of assumed market rates, we selected discount rates based on the data and used a yield to worst case analysis to estimate the fair values of the respective instruments.

The fair value of the Convertible Bonds was split in two components: (i) straight debt and (ii) conversion option. The straight debt component was derived through a discounted cash flow analysis. The conversion option component was based on an option pricing model, which forecasts equity volatility and compares the potential conversion redemption against equity movements in industry peers.

Consolidated Balance Sheet

The adjustments included in the following Consolidated Balance Sheet reflect the consummation of the transactions contemplated by the Plan and carried out by the Company (“Reorganization Adjustments”) and the fair value adjustments as a result of the application of Fresh Start accounting (“Fresh Start Adjustments”). The

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine fair value and significant assumptions or inputs.

	February 22, 2022							February 23, 2022
(In $ millions)	Predecessor	Reorganization Adjustments			Fresh Start Adjustments			Successor
ASSETS
Current assets
Cash and cash equivalents	281	74	(a	)	—			355
Restricted cash	135	(50)	(b	)	—			85
Accounts receivable, net	201	—			—			201
Amount due from related parties, net	42	—			—			42
Other current assets (u)	206	(17)	(c	)	31	(k	)	220

Total current assets	865	7			31			903

Non-current assets
Investment in associated companies	81	—			(17)	(l	)	64
Drilling units (u)	1,778	(175)	(d	)	279	(m	)	1,882
Restricted cash	69	—			—			69
Deferred tax assets	9	—			1	(n	)	10
Equipment	11	—			(2)	(o	)	9
Other non-current assets (u)	13	—			29	(p	)	42

Total non-current assets	1,961	(175)			290			2,076

Total assets	2,826	(168)			321			2,979

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	59	—			—			59
Other current liabilities	222	52	(e	)	17	(q	)	291

Total current liabilities	281	52			17			350

Liabilities subject to compromise (u)	6,237	(6,237)	(f	)	—			—
Non-current liabilities
Long-term debt	—	951	(g	)	—			951
Deferred tax liabilities	7	—			(1)	(r	)	6
Other non-current liabilities	110	—			63	(s	)	173

Total non-current liabilities	117	951			62			1,130

EQUITY
Predecessor common shares of par value	10	(10)	(h	)	—			—
Predecessor additional paid-in capital	3,504	(3,504)	(h	)	—			—
Accumulated other comprehensive loss	(1)	1	(h	)	—			—
Retained (deficit)/earnings	(7,322)	7,080	(i	)	242	(t	)	—
Successor common shares of par value	—	—			—			—
Successor additional paid-in capital	—	1,499	(j	)	—			1,499

Total shareholders’ (deficit)/equity	(3,809)	5,066			242			1,499

Total liabilities and equity	2,826	(168)			321			2,979

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Reorganization Adjustments

(a)	Reflects the net cash receipts that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Receipt of cash from the issuance of the Term Loan Facility	175
Receipt of cash from the issuance of the Convertible Bonds	50
Proceeds from the issuance of the New Second Lien Facility	683
Settlement of the Prepetition Credit Agreement	(683)
Payment of the AOD cash out option	(116)
Payment of success-based advisor fees	(28)
Payment of the arrangement & financing fee for the Term Loan Facility	(5)
Transfer of cash to restricted cash for the professional fee escrow account funding	(2)

Change in cash and cash equivalents	74

(b)	Reflects the net restricted cash payments that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Payment of net scrap rig proceeds to holders of Prepetition Credit agreement claims	(45)
Return of cash collateral to SFL for the amended West Linus lease agreement	(7)
Cash transferred from unrestricted cash for the professional fee escrow account funding	2

Change in restricted cash	(50)

(c)	Reflects the change in other current assets for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Expense of Predecessor Directors & Officers insurance policy	(17)
Expense of the Commitment Premium and other capitalized debt issuance costs	(24)
Recognition of the right-of-use asset associated with the modified West Linus bareboat lease	24

Change in other current assets	(17)

(d)	Reflects the change in drilling units for the derecognition of the West Linus of $175 million associated with modification of lease.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(e)	Reflects the change in other current liabilities:

(In $ millions)	February 22, 2022 (Predecessor)
Accrued liability due to holders of Prepetition Credit agreement claims for sold rig proceeds	27
Recognition of lease liability and other accrued liability associated with the amended West Linus lease	25

Change in other current liabilities	52

(f)	Liabilities subject to compromise were settled as follows in accordance with the Plan:

(In $ millions)	February 22, 2022 (Predecessor)
Senior under-secured external debt	5,662
Accounts payable and other liabilities	35
Accrued interest on external debt	34
Amounts due to SFL Corporation under leases for the West Taurus and West Linus	506

Total liabilities subject to compromise	6,237

Attributable to:
Continuing operations	6,119
Discontinued operations	118

Payment of the AOD cash out option	(116)
Issuance of the New Second Lien Facility	(717)
Premium associated with the Term Loan Facility	(9)
Debt issuance costs	(30)
Payment of the rig sale proceeds	(45)
Amounts due to Prepetition Credit agreement claims for sold rig proceeds not yet paid	(27)
Issuance of New Seadrill Common Shares to holders of Prepetition Credit Agreement claims	(1,244)
Issuance of New Seadrill Common Shares to the Rights Offering Participants	(187)
Issuance of New Seadrill Common Shares associated with the Equity Commitment Premium	(64)
Derecognition of West Linus rig and return of cash collateral	(182)
Reversal of the release of certain general unsecured operating accruals	(35)

Pre-tax gain on settlement of liabilities subject to compromise	3,581

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(g)	Reflects the changes in long-term debt for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Issuance of the Term Loan Facility	175
Issuance of the New Second Lien Facility	683
Issuance of the Convertible Bonds	50
Record the premium on the Term Loan Facility and New Second Lien Facility	43

Change in long-term debt	951

(h)	Reflects the cancellation of the Predecessor’s common shares, additional paid in capital, and accumulated other comprehensive income.

(i)	Reflects the cumulative net impact on retained loss as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Pre-tax gain on settlement of liabilities subject to compromise	3,581
Release of general unsecured operating accruals	35
Payment of success fees recognized on the Effective Date	(28)
Expense of Predecessor Directors & Officers insurance policy	(17)

Impact to net income	3,571
Cancellation of Predecessor common shares and additional paid in capital	3,513
Issuance of New Seadrill Common Shares to Predecessor equity holders	(4)

Net impact to retained loss	7,080

(j)	Reflects the reorganization adjustments made to the Successor additional paid-in capital:

(In $ millions)	February 22, 2022 (Predecessor)
Fair value of New Seadrill Common Shares issued to holders of Prepetition Credit Agreement claims	1,456
Fair value of New Seadrill Common Shares issued to Predecessor equity holders	4
Fair value of the conversion option on the Convertible Bond	39

Successor additional paid-in capital	1,499

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fresh Start Adjustments

(k)	Reflects the fair value adjustment to other current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	68
Write-off of current portion of deferred mobilization costs held at amortized cost	(15)
Off-market right-of-use asset adjustment for the West Hercules and West Linus	(22)

Change in other current assets	31

Attributable to:
Continuing operations	20
Discontinued operations	11

(l)	Reflects the fair value adjustment to the investments in Paratus of $14 million and in Sonadrill of $3 million.

(m)	Reflects the fair value adjustment to drilling units and the elimination of accumulated depreciation.

(In $ millions)	February 22, 2022 (Predecessor)
Total Fresh start adjustments	279
Attributable to:
Continuing operations	316
Discontinued operations	(37)

(n)	Reflects the fair value adjustment to deferred tax assets of $1 million for favorable management contracts.

(o)	Reflects the fair value adjustment to equipment and the elimination of accumulated depreciation.

(p)	Reflects fair value adjustment to other non-current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	42
Write-off of non-current portion of historical favorable contracts held at amortized cost	(9)
Write-off of non-current portion of deferred mobilization costs held at amortized cost	(4)

Change in other non-current assets	29

Attributable to:
Continuing operations	26
Discontinued operations	3

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(q)	Reflects the fair value adjustment to other current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	18
Write-off of current portion of historical unfavorable contracts held at amortized cost	(1)

Change in other current liabilities	17

(r)	Reflects the fair value adjustment to deferred tax liabilities of $1 million to write-off previously recognized Fresh Start balances.

(s)	Reflects the fair value adjustment to other non-current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	67
Write-off of non-current portion of historical unfavorable contracts held at amortized cost	(4)

Change in other non-current liabilities	63

(t)	Reflects the cumulative impact of the Fresh Start accounting adjustments discussed above.

(In $ millions)	February 22, 2022 (Predecessor)
Total Fresh start adjustments	242
Attributable to:
Continuing operations	266
Discontinued operations	(24)

(u)

These line items include current and non-current balances recast to Assets held for sale, Liabilities subject to compromise associated with assets held for sale, and Liabilities associated with assets held for sale. We have presented the major classes of balances associated with these held for sale entities as of December 31, 2021 as part of the disclosures in Note 27 – Assets and liabilities held for sale/Discontinued operation. The balances presented in the table above are not materially different than those presented as of December 31, 2021 with the exception of the fresh start adjustment discussed in tick mark (m) above.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The below table discloses the impact of Reorganization and Fresh Start adjustments related to the discontinued operations’ Balance Sheet items:

	February 22, 2022							February 23, 2022
(In $ millions)	Predecessor	Reorganization Adjustments			Fresh Start Adjustments			Successor
ASSETS
Current assets
Cash and cash equivalents	19	—			—			19
Accounts receivable, net	32	—			—			32
Other current assets	12	—			11	(k	)	23

Total current assets	63	—			11			74

Non-current assets
Drilling units	344	—			(37)	(m	)	307
Deferred tax assets	1	—			—			1
Other non-current assets	—	—			3	(p	)	3

Total non-current assets	345	—			(34)			311

Total assets	408	—			(23)			385

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	6	—			—			6
Other current liabilities	58	—			—			58

Total current liabilities	64	—			—			64

Liabilities subject to compromise	118	(118)	(f	)	—			—
Non-current liabilities
Other non-current liabilities	2	—			—			2

Total non-current liabilities	2	—			—			2

EQUITY

Total equity	224	118	(i	)	(23)			319

Total liabilities and equity	408	—			(23)			385

Note 5 – Current expected credit losses

The CECL model applies to our external trade receivables and related party receivables. Our external customers are international oil companies, national oil companies, and large independent oil companies. There was no change in allowances for external or related party trade receivables. The expected credit loss allowance on related party balances as at September 30, 2022 (Successor) was $1 million (December 31, 2021 (Predecessor): $1 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Segment information

Operating segments

We use the management approach to identify our operating segments. We identified the Board of Directors as the Group’s Chief Operating Decision Maker (“CODM”) which regularly reviews internal reports when making decisions about allocation of resources to segments and in assessing their performance.

We have the following three reportable segments:

1.	Harsh environment: Includes contract revenues, management contract revenues, reimbursable revenue and associated expenses for harsh environment semi-submersible and jackup rigs.

2.	Floaters: Includes contract revenues, management contract revenues, reimbursable revenue and associated expenses for benign environment semi-submersible rigs and drillships.

3.	Jackups: Includes contract revenues, management contract revenues, reimbursable revenue and associated expenses for benign environment jackup rigs.

Segment results are evaluated on the basis of operating income and the information presented below is based on information used for internal management reporting. The remaining incidental revenues and expenses not included in the reportable segments are included in the “other” reportable segment.

Total operating revenue

Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. The segmental analysis of operating revenues is shown in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh Environment	125	125	261	78	357
Floaters	133	85	327	85	239
Jackups	11	10	27	6	28
Other	—	2	—	—	8

Total operating revenues	269	222	615	169	632

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Depreciation

We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. The segmental analysis of depreciation is shown in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh Environment	7	13	18	7	56
Floaters	18	11	42	6	30
Jackups	3	3	8	4	9

Total	28	27	68	17	95

Amortization of intangibles

We record amortization of favorable and unfavorable contracts over the remaining lives of the contracts. The segmental analysis of amortization is shown in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh Environment	5	—	12	—	—
Floaters	5	—	10	—	—

Total	10	—	22	—	—

Operating profit/(loss) – Net profit/(loss)

The segmental analysis is shown in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh Environment	24	6	22	16	(171)
Floaters	(7)	(13)	23	9	(40)
Jackups	1	8	—	9	13
Other	2	(5)	—	3	(52)

Operating profit / (loss)	20	(4)	45	37	(250)

Unallocated items:
Total financial and other items	(36)	(48)	(85)	3,704	(354)
Income taxes	(2)	(3)	(10)	(2)	(11)

Net (loss)/profit from continuing operations	(18)	(55)	(50)	3,739	(615)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Drilling units – Total assets

The segmental analysis of drilling assets and total assets is shown in the table below.

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Harsh Environment	308	709
Floaters	1,179	524
Jackups	161	198

Total drilling units	1,648	1,431

Unallocated items:
Investments in associated companies	79	27
Assets held for sale	392	1,492
Cash and restricted cash	349	516
Other assets	514	431

Total assets	2,982	3,897

Drilling units – Capital expenditures

The segmental analysis of capital expenditures is shown in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Harsh Environment	2	9	3	2	26
Floaters	87	11	162	18	23
Jackups	—	—	—	—	3
Other	—	—	—	—	1

Total	89	20	165	20	53

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following information presents our revenues and fixed assets by geographic area:

Revenues

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents our revenues and fixed assets by geographic area:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Norway	74	112	180	78	346
Angola	63	32	160	43	85
United States	44	20	100	20	66
Canada	51	—	80	—	—
Brazil	26	32	67	19	86
Others (1)	11	26	28	9	49

Total	269	222	615	169	632

(1)	Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Fixed assets – drilling units (1)

Drilling unit fixed assets by geographic area based on location as at end of the period are as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Brazil	348	169
Norway	308	710
United States	274	92
Spain	346	47
Qatar	147	156
Other	225	257

Drilling units	1,648	1,431

(1)	Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(2)	“Other” represents countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Major Customers

We had the following customers with total revenues greater than 10% in any of the periods presented:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Sonadrill	22%	14%	22%	9%	12%
Equinor	19%	15%	13%	10%	15%
ConocoPhillips	14%	18%	15%	13%	20%
Var Energi	13%	7%	13%	11%	2%
Lundin	—%	13%	1%	12%	14%
Other	32%	33%	36%	45%	37%

Note 7 – Revenue from contracts with customers

The following table provides information about receivables and contract liabilities from our contracts with customers:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Accounts receivable, net	143	158
Current contract liabilities (classified within other current liabilities)	(9)	(25)
Non-current contract liabilities (classified within other non-current liabilities)	(7)	(10)

Significant changes in the contract liabilities balances during the period, from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through September 30, 2022 (Successor) are as follows:

(In $ millions)	Contract Liabilities
Net contract liability at January 1, 2022 (Predecessor)	(35)

Amortization of revenue that was included in the beginning contract liability balance	16
Net contract liability at February 22, 2022 (Predecessor)	(19)

Net contract liability at February 23, 2022 (Successor)	(19)
Cash received, excluding amounts recognized as revenue	(3)

Net contract liability at March 31, 2022 (Successor)	(22)

Amortization of revenue that was included in the beginning contract liability balance	14
Cash received, excluding amounts recognized as revenue	(22)

Net contract liability at June 30, 2022 (Successor)	(30)

Amortization of revenue that was included in the beginning contract liability balance	14

Net contract liability at September 30, 2022 (Successor)	(16)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company does not have any material contract assets.

Significant changes in the contract liabilities balances during the nine months ended September 30, 2021 (Predecessor) are as follows:

(In $ millions)	Contract Liabilities
Net contract liability at January 1, 2021 (Predecessor)	(31)

Amortization of revenue that was included in the beginning contract liability balance	5
Cash received, excluding amounts recognized as revenue	(2)

Net contract liability at March 31, 2021 (Predecessor)	(28)

Amortization of revenue that was included in the beginning contract liability balance	5
Cash received, excluding amounts recognized as revenue	(8)

Net contract liability at June 30, 2021 (Predecessor)	(31)

Amortization of revenue that was included in the beginning contract liability balance	17
Cash received, excluding amounts recognized as revenue	(22)

Net contract liability at September 30, 2021 (Predecessor)	(36)

Note 8 – Other revenue

Other revenues consist of the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Leasing revenues (a)	7	7	16	4	19
Other (b)	3	—	3	1	—

Total other revenues	10	7	19	5	19

(a)	Leasing revenue represents revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 24 – “Related party transactions”.
(b)

On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as lease revenue, on a straight-line basis, over the lease term. This lease is considered to form part of Seadrill’s investment in the joint venture, Sonadrill. Accordingly, we recorded a $25 million increase to our investment in Sonadrill at the commencement of the West Gemini lease to Sonadrill on July 1, 2022.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Other operating items

Other operating items consist of the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Impairment of long lived assets	—	—	—	—	(152)
Gain on disposals	1	11	1	2	22
Other	—	—	—	—	3

Total other operating items	1	11	1	2	(127)

The impairment of long-lived assets in 2021 relates to the impairment of the West Hercules connected to changes in the leasing arrangements with SFL.

Note 10 – Interest expenses

Interest expense consists of the following:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash and payment-in-kind interest on debt facilities	(32)	—	(73)	—	(24)
Interest on SFL leases	—	(18)	—	(7)	(73)
Unwinding of debt premium	—	—	1	—	—
Guarantee and commission fees	(1)	—	(1)	—	—

Interest expense	(33)	(18)	(73)	(7)	(97)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Cash and payment-in-kind interest on debt facilities

We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Pre-filing senior credit facilities	—	—	—	—	(24)
Post-emergence first-lien senior secured	(4)	—	(9)	—	—
Post-emergence second lien senior secured	(27)	—	(62)	—	—
Post-emergence unsecured convertible bond	(1)	—	(2)	—	—

Cash and payment-in-kind interest	(32)	—	(73)	—	(24)

Interest on SFL Leases

Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules were modified to be operating leases, resulting in no further expense being recorded through this line item for the Successor.

Note 11 – Taxation

Income tax expense for the period from January 1, 2022 through February 22, 2022 (Predecessor) was $2 million, and for the period from February 23, 2022 through September 30, 2022 (Successor) was $10 million (nine months ended September 30, 2021: $11 million).

The income tax expense of $2 million for the period from January 1, 2022 through February 22, 2022 (Predecessor), and $10 million for the period from February 23, 2022 through September 30, 2022 (Successor) was primarily due to ordinary tax charges in the UK, US and Angola and movements in our Uncertain Tax Positions, as partially offset by tax credits due to additional deferred tax asset recognized in Switzerland. The effective tax rate has moved from positive 0.1% for the period from January 1, 2022 through February 22, 2022 (Predecessor) to negative 22% for the period from February 23, 2022 through September 30, 2022 (Successor) due to the non-taxable nature of the reorganization-related items and tax exemption granted or losses incurred in certain jurisdictions.

Seadrill Limited is incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which Seadrill’s subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in other jurisdictions. Thus, we may pay tax within some jurisdictions even though we might have losses in others.

Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2017 for an aggregate amount equivalent to $124 million including interest and penalties. As a positive development in relation to the earlier years’ assessments, the first-tier judicial court has ruled in favor of Seadrill. However, an appeal has since been filed by the tax authorities to the second tier judicial court. The relevant group companies are robustly contesting these assessments including filing the relevant appeals to the tax authorities and counter-appeal to the higher court.

The Norwegian tax authorities have issued an assessment with respect to our 2016 tax return for an aggregate amount equivalent to $17 million including interest and penalties. The relevant group company is robustly contesting the assessment including filing relevant appeal.

The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the previous Chapter 11 proceedings, with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria.

The Kuwaiti tax authorities have issued a series of assessments with respect to our returns for years up to 2015 for an aggregate amount equivalent to $12 million including interest and penalties. The relevant group company is robustly contesting these assessments including filing relevant appeals.

The Mexican tax authorities have issued a series of assessments with respect to our returns for certain years up to 2014 for an aggregate amount equivalent to $82 million, including interest and penalties. The relevant group companies are robustly contesting these assessments including filing relevant appeals.

An adverse outcome on these proposed assessments, although considered unlikely, could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.

Note 12 – Earnings/(Loss) per share

The computation of basic earnings/(loss) per share (“EPS/LPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS/LPS includes the effect of the assumed conversion of potentially dilutive instruments. There were no dilutive instruments in the Predecessor period, but the issuance of the convertible note in the Successor period could have been dilutive, had the Company not been in a loss-making position. Refer to Note 18 – “Debt” for further details’ on the instrument.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The components of the numerator for the calculation of basic and diluted EPS/LPS were as follows:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
(Loss)/profit from continuing operations	(18)	(55)	(50)	3,739	(615)
Profit/(loss) from discontinued operations	2	(31)	2	(33)	(76)

(Loss)/profit available to stockholders	(16)	(86)	(48)	3,706	(691)
Effect of dilution	—	—	—	—	—

Diluted (loss)/profit available to stockholders	(16)	(86)	(48)	3,706	(691)

The components of the denominator for the calculation of basic and diluted EPS/LPS were as follows:

	Successor	Predecessor	Successor	Predecessor
(In millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Basic (loss)/earnings per share:
Weighted average number of common shares outstanding	50	100	50	100	100
Diluted(loss)/earnings per share:
Effect of dilution	—	—	—	—	—

Weighted average number of common shares outstanding adjusted for the effects of dilution	50	100	50	100	100

The basic and diluted (loss)/earnings per share were as follows:

	Successor	Predecessor	Successor	Predecessor
(In $)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Basic/diluted (loss)/earnings per share from continuing operations	(0.36)	(0.55)	(1.00)	37.25	(6.13)
Basic/diluted earnings/(loss) per share from discontinued operations	0.04	(0.31)	0.04	(0.33)	(0.75)
Basic/diluted (loss)/earnings per share	(0.32)	(0.86)	(0.96)	36.92	(6.88)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Restricted cash

Restricted cash as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor) was as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Demand deposit pledged as collateral for tax related guarantee	70	63
Cash held in escrow in Saudi Arabia	23	23
Accounts pledged as collateral for performance bonds and similar guarantees	11	28
Accounts pledged as collateral for SFL leases	8	37
Accounts pledged as collateral for guarantees related to rig recycling	6	14
Proceeds from rig sales	2	47
Other	5	11

Total restricted cash	125	223

Restricted cash is presented in our Consolidated Balance Sheets as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Current restricted cash	55	160
Non-current restricted cash	70	63

Total restricted cash	125	223

Note 14 – Other assets

As at September 30, 2022 (Successor) and December 31, 2021 (Predecessor), other assets included the following:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Deferred contract costs	75	15
Favorable drilling and management services contracts	62	9
Prepaid expenses	52	51
Taxes receivable	45	48
Right of use asset	10	24
Derivative asset – interest rate cap	8	—
Reimbursable amounts due from customers	7	13
Restructuring backstop commitment fee	—	20
Other	31	44

Total other assets	290	224

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other assets were presented in our Consolidated Balance Sheet as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Other current assets	267	197
Other non-current assets	23	27

Total other assets	290	224

Favorable drilling contracts and management services contracts

The gross carrying amounts and accumulated amortization included in ‘Other current assets’ and ‘Other non-current assets’ for favorable contracts in the Consolidated Balance Sheet are as follows:

The following table summarizes the movement for the nine months ended September 30, 2021 (Predecessor):

(In $ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
As at January 1, 2021 (Predecessor)	266	(256)	10
Amortization	—	—	—
As at March 31, 2021 (Predecessor)	266	(256)	10
Amortization	—	—	—
As at June 30, 2021 (Predecessor)	266	(256)	10
Amortization	—	—	—

As at September 30, 2021 (Predecessor)	266	(256)	10

The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022, June 30, 2022 and September 30, 2022 (Successor):

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2022 (Predecessor)	266	(257)	9
Amortization	—	—	—

As at February 22, 2022 (Predecessor)	266	(257)	9
Fresh Start accounting	(170)	257	87

As at February 23, 2022 (Successor)	96	—	96
Amortization	—	(5)	(5)
As at March 31, 2022 (Successor)	96	(5)	91
Amortization	—	(16)	(16)
As at June 30, 2022 (Successor)	96	(21)	75
Amortization	—	(13)	(13)

As at September 30, 2022 (Successor)	96	(34)	62

On emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new favorable drilling contract and management service contract intangible assets were recognized. For further information refer to

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – “Fresh Start accounting”. The amortization is recognized in the Consolidated Statements of Operations as “Amortization of intangibles”. The weighted average remaining amortization period for the favorable contracts is 8 months.

The table below shows the amounts relating to favorable contracts that is expected to be amortized over the following periods:

	Period ended December 31
(In $ millions)	2022	2023	2024	2025 and thereafter	Total
Amortization of favorable contracts	31	29	1	1	62

Note 15 – Investment in associated companies

As at September 30, 2022 (Successor) and December 31, 2021 (Predecessor), the carrying values of our investments in associated companies were as follows.

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Paratus Energy Services	31	—
Sonadrill	46	27
Gulfdrill	2	—

Total investment in associated companies	79	27

Part-disposal of Paratus Energy Services

As set out in Note 3 – “Chapter 11”, as part of the Group’s wider restructuring process, we sold 65% of our equity interest in Paratus Energy Services (formerly Seadrill New Finance Limited) (“PES”) in January 2022. As a result, the carrying value of the net assets were deconsolidated on the Consolidated Balance Sheet and replaced with the fair value of the retained 35% equity method investment in PES, calculated at $56 million.

On emergence from Chapter 11 proceedings and application of Fresh Start accounting a fair value adjustment was made for the investment, reducing the book value of the investment in PES to $39 million. For further information, refer to Note 4 – “Fresh Start accounting”. Seadrill’s share of post-emergence PES losses amounted to $8 million, further reducing the carrying value to $31 million as at September 30, 2022.

On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding. The deal is subject to closing conditions, including relevant antitrust approvals, and is expected to complete in the fourth quarter of 2022 or early 2023.

Sonadrill

Seadrill’s investment in the Sonadrill joint venture included $25 million of initial equity capital plus certain other contingent commitments. One of these commitments was to charter up to two drillships to the joint venture at a nominal charter rate. This commitment was contingent on Sonadrill obtaining drilling contracts for the units. On July 1, 2022, Seadrill novated two drilling contracts for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of the contracts for a nominal charter rate.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

This lease is considered to form part of Seadrill’s investment in the joint venture. Accordingly, we recorded a $21 million liability equal to the fair value of the lease at the commencement of the West Gemini lease to Sonadrill on July 1, 2022. The offsetting entry was recorded as a basis difference against the investment in Sonadrill.

Note 16 – Drilling units

The following table summarizes the movement for the nine months ended September 30, 2021 (Predecessor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2021 (Predecessor)	2,669	(914)	1,755
Additions	8	—	8
Depreciation	—	(34)	(34)

As at March 31, 2021 (Predecessor)	2,677	(948)	1,729

Additions	25	—	25
Depreciation	—	(32)	(32)
Impairment	(152)	—	(152)

As at June 30, 2021 (Predecessor)	2,550	(980)	1,570

Additions	20	—	20
West Hercules derecognition	(364)	227	(137)
Depreciation	—	(25)	(25)

As at September 30, 2021 (Predecessor)	2,206	(778)	1,428

The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022, June 30, 2022 and September 30, 2022 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2022 (Predecessor)	2,217	(786)	1,431
Additions	20	—	20
Disposal of West Venture	(23)	23	—
Depreciation	—	(17)	(17)

As at February 22, 2022 (Predecessor)	2,214	(780)	1,434

Derecognition of West Linus	(211)	36	(175)
Fresh Start accounting	(428)	744	316

As at February 23, 2022 (Successor)	1,575	—	1,575

Additions	16	—	16
Depreciation	—	(12)	(12)

As at March 31, 2022 (Successor)	1,591	(12)	1,579

Additions	60	—	60
Disposal of Sevan Brasil and Sevan Driller	(24)	—	(24)
Depreciation	—	(28)	(28)

As at June 30, 2022 (Successor)	1,627	(40)	1,587

Additions	89	—	89
Depreciation	—	(28)	(28)

As at September 30, 2022 (Successor)	1,716	(68)	1,648

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Equipment

Equipment consists of office equipment, software, furniture and fittings. The following table summarizes the movement for the nine months ended September 30, 2021 (Predecessor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2021 (Predecessor)	39	(20)	19
Depreciation	—	(1)	(1)

As at March 31, 2021 (Predecessor)	39	(21)	18

Depreciation	—	(2)	(2)

As at June 30, 2021 (Predecessor)	39	(23)	16

Additions	2	—	2
Depreciation	—	(2)	(2)

As at September 30, 2021 (Predecessor)	41	(25)	16

The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and the period from February 23, 2022 through March 31, 2022, June 30, 2022 and September 30, 2022 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2022 (Predecessor)	39	(28)	11

As at February 22, 2022 (Predecessor)	39	(28)	11
Fresh Start adjustments	(30)	28	(2)

As at February 23, 2022 (Successor)	9	—	9

As at March 31, 2022 (Successor)	9	—	9

Additions	1	—	1
Depreciation	—	(1)	(1)

As at June 30, 2022 (Successor)	10	(1)	9

Additions	1	—	1
Depreciation	—	(1)	(1)

As at September 30, 2022 (Successor)	11	(2)	9

On emergence from Chapter 11 proceedings, the carrying value of our equipment was adjusted to fair value a result of the application of Fresh Start accounting. The fair values were determined through a combination of income-based and market based approaches, with accumulated depreciation being reset to nil. The total net fair value adjustment to our equipment was $2 million, resulting in a loss recognized in “Reorganization items, net” in the Consolidated Statements of Operations.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Debt

The table below sets our external debt agreements as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor):

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Secured debt:
Term Loan Facility	175	—
Second Lien Facility	713	—

Total Secured debt	888	—
Unsecured notes
Unsecured convertible notes	50	—

Total Unsecured notes	50	—

Total principal debt	938	—

Exit fee
Term Loan Facility	5	—
Second Lien Facility	35	—
Debt premium
Term Loan Facility	4	—

Total debt	982	—

Debt was presented in our Consolidated Balance Sheets as:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Debt due within one year	32	—
Long-term debt	950	—

Total debt	982	—

Key changes to borrowing facilities

Term Loan and Revolving Credit Facility

On emergence, we entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility (“RCF”). The term loan facility and RCF bear interest at a margin of 7% per annum plus the secured overnight financial rate facility (“SOFR”) (and any applicable credit adjustment spread). A commitment fee of 2.8% per annum is payable in respect of any undrawn portion of the RCF commitment. The facility includes an undrawn, uncommitted basket in amount of $50 million for incremental facilities pari passu with the facility for specified purposes. There is a 3% exit fee payable on principal repayments under the super senior credit facility; in addition, there is a make-whole premium payable if the facility is repaid within the first 3 years. We have recognized exit fees of $5 million and a debt premium of $4 million in respect to the facility.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

New Second Lien Facility

On emergence, we entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million, secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus SOFR (and any applicable credit adjustment spread), and has a maturity of June, 15 2027. The above-mentioned margin is comprised of 5% cash interest; and 7.5% pay-if-you-can (“PIYC”) interest, whereby Seadrill can elect to pay the interest in cash or capitalize the interest to the principal outstanding (dependent on certain conditions set out in the facility agreement). The PIYC interest compounds to the loan quarterly. There is a 5% exit fee required on this facility. We have recognized a exit fee of $35 million in respect to the facility. On September 15, 2022, $14 million payment-in-kind interest was capitalized, including the exit fee of 5% on the interest capitalized.

Unsecured convertible notes

On emergence, we issued a $50 million unsecured convertible note to Hemen, with a final maturity in August 2028 (the “Convertible Note”). The note bears interest of 6% per annum plus three-month US LIBOR, which is payable quarterly in cash. The Convertible Note is convertible, at the option of the holder, into shares in an amount equal to 5% of the fully-diluted ordinary shares.

Debt maturities

The outstanding debt as at September 30, 2022 (Successor) was repayable as follows, for the years ended December 31:

(In $ millions)	Term Loan	Second Lien (1)	Convertible Note	Total repayments
2023	—	42	—	42
2024	—	42	—	42
2025	—	42	—	42
2026	180	42	—	222
2027	—	580	—	580
2028 and thereafter	—	—	50	50

Total debt principal and exit fee payments	180	748	50	978

(1)

A mandatory payment of debt principal ($192 million), exit fee ($10 million), and accrued interest ($2 million) was made against the second lien facility in October 2022. A further voluntary payment of debt principal ($250 million), exit fee ($13 million), and accrued interest ($6 million) was made against the second lien facility in November 2022. See “Note 28 – Subsequent events” for further details.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Other liabilities

As at September 30, 2022 (Successor) and December 31, 2021 (Predecessor), other liabilities included the following:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Accrued expenses	114	78
Uncertain tax positions	86	83
Unfavorable contracts to be amortized	74	6
Employee withheld taxes, social security and vacation payments	45	43
Taxes payable	23	23
Liability for below-market lease	19	—
Contract liabilities	16	35
Lease liabilities	14	35
Accrued interest expense	6	—
Other liabilities	28	28

Total other liabilities	425	331

Other liabilities are presented in our Consolidated Balance Sheet as follows:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Other current liabilities	273	219
Other non-current liabilities	152	112

Total other liabilities	425	331

Unfavorable drilling contracts and management services contracts

The gross carrying amounts and accumulated amortization included in ‘Other current liabilities’ and ‘Other non-current liabilities’ for unfavorable contracts in the Consolidated Balance Sheet are as follows:

The following table summarizes the movement in unfavorable drilling contracts and management services contracts for the nine months ended September 30, 2021 (Predecessor):

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2021 (Predecessor)	66	(59)	7
Amortization	—	—	—
As at March 31, 2021 (Predecessor)	66	(59)	7
Amortization	—	—	—
As at June 30, 2021 (Predecessor)	66	(59)	7
Amortization	—	—	—

As at September 30, 2021 (Predecessor)	66	(59)	7

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the movement in unfavorable drilling contracts and management services contracts for the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022, June 30, 2022 and September 30, 2022 (Successor):

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2022 (Predecessor)	66	(60)	6
Amortization	—	—	—

As at February 22, 2022 (Predecessor)	66	(60)	6
Fresh Start accounting	19	60	79

As at February 23, 2022 (Successor)	85	—	85

Amortization	—	(3)	(3)

As at March 31, 2022 (Successor)	85	(3)	82

Amortization	—	(5)	(5)

As at June 30, 2022 (Successor)	85	(8)	77

Amortization	—	(3)	(3)

As at September 30, 2022 (Successor)	85	(11)	74

On emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new unfavorable drilling contract intangible liabilities were recognized. For further information refer to Note 4 – “Fresh Start accounting”. The amortization is recognized in the Consolidated Statements of Operations as “Amortization of intangibles”. The weighted average remaining amortization period for the unfavorable contracts is 31 months.

The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the following periods:

	Period ended December 31
(In $ millions)	Remainder of 2022	2023	2024	2025 and thereafter	Total
Amortization of unfavorable contracts	4	24	24	22	74

Note 20 – Leases

Current leasing arrangements

On the bankruptcy Effective date, the Company assumed all outstanding leases and reinstated all associated lease liabilities and right-of-use (“ROU”) assets.

As of September 30, 2022, we held an operating lease for the West Hercules. We also have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai. In accordance with Topic 842, we record lease liabilities and associated right-of-use assets for our portfolio of operating leases.

We continue to lease three of our benign environment jackup rigs, West Castor, West Telesto and West Tucana, to our joint venture, Gulfdrill, for a contract with GDI in Qatar.

On July 1, 2022 we commenced a lease for our benign environment floater, West Gemini, to our Sonadrill joint venture for a nominal charter rate.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Sale and leaseback arrangements with SFL Corporation

Seadrill had previously entered into sale and leaseback arrangements for the West Hercules semi-submersible rig with SFL Hercules Ltd in 2008, the West Linus jackup rig with SFL Linus Ltd in 2014, and the West Taurus semi-submersible rig with SFL Deepwater Ltd in 2008, all wholly owned subsidiaries of SFL Corporation Ltd Ltd (“SFL”).

The West Taurus lease was terminated in March 2021 and the West Taurus was delivered back to SFL on May 6, 2021.

On August 27, 2021, the Bankruptcy Court approved an amendment to the original West Hercules SFL charter based on the current Equinor contract in Norway and in direct continuation (after a period of mobilization) of the subsequent Equinor contract in Canada. The buy-back obligation, that previously resulted in the failed sale and lease back treatment, was removed in this amendment, resulting in a deemed disposal of the West Hercules. Seadrill is leasing the West Hercules from SFL under an operating lease until the end of the Canada contract. The West Hercules concluded its contract in the fourth quarter and is expected to be redelivered to the rig owner late in the fourth quarter of 2022. Refer to Note 24 – “Related party transactions” for further information.

On February 22, 2022, Seadrill entered an interim transition charter with SFL, which provided that Seadrill would continue to operate the West Linus until the rig was delivered back to SFL. The amended lease for the West Linus resulted in the recognition of a short-term operating lease. The buy-back obligation, that previously resulted in a failed sale and lease back treatment, was removed in this amendment, resulting in a deemed disposal of the West Linus. The West Linus lease was terminated in September 2022 and was delivered back to SFL on September 30, 2022.

Lease fair value and Chapter 11

In accordance with the bankruptcy guidance, liabilities and assets associated with assumed leases should be recognized as of the date of emergence in accordance with the provisions of ASC 805. Leases are one of the limited exceptions to the fair value recognition and measurement principles under ASC 805 and follow specific guidance for acquired leases under “ASC 842” and ASC 805. In accordance with such guidance, at emergence, assumed leases are remeasured by utilizing 1) the remaining lease term (including consideration for any lessee options that are reasonably certain of exercise); 2) the remaining lease payments; 3) the updated discount rate for the successor entity which is reflective of the new lease term. Further, in a business combination, ASC 842 requires that the acquirer retain the acquiree’s previous lease classification, unless the lease is modified.

Lease liabilities (Short-term & Long-term)

In accordance with ASC 805, acquired operating lease liabilities should be measured as if they were new leases following the guidance under ASC 842 (e.g., reassessment of the lease term, incremental borrowing rate (“IBR”), lease payments, purchase options). Therefore, all assumed lease liabilities were measured at the present value of remaining lease payments discounted at the IBR of the successor on the date of remeasurement (i.e., the Effective Date).

Right-of-use assets (“ROU assets”)

In accordance with ASC 805, acquired operating lease ROU assets are measured at the amount of the corresponding lease liabilities adjusted by any favorable or unfavorable terms of the lease as compared to market terms. When determining whether there were any favorable or unfavorable terms of a lease that required

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

recognition, management considered all of the terms of the lease (e.g., contractual rent payments, renewal or termination options, purchase options, lease incentives). Pursuant to the above guidance, as part of its fresh-start valuation, the Company adjusted the ROU asset downwards for the West Hercules and West Linus SFL bareboat charters by $9 million and $13 million respectively for the effect of off-market rental payments.

Lease liabilities

For operating leases where we are the lessee, our future undiscounted cash flows as at September 30, 2022 (Successor) are as follows:

(In $ millions)	Year ended December 31
Remainder of 2022	8
2023	2
2024	2
2025	2
2026 and thereafter	2

Total	16

The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheets as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor):

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Total undiscounted cash flows	16	37
Less discount	(2)	(2)

Operating lease liability	14	35

Of which:
Current	7	30
Non-current	7	5

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Supplementary lease information

The following table gives supplementary information regarding our lease accounting for the three months ended September 30, 2022 (Successor) and September 30, 2021 (Predecessor), the period from January 1, 2022 through February 22, 2022 (Predecessor), the period February 23, 2022 through September 30, 2022 (Successor) and the nine months ended September 30, 2021 (Predecessor):

	Successor	Predecessor	Successor	Predecessor
(In $ million)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2022
Operating lease cost:
Operating lease cost	11	27	31	4	32
Short-term lease cost	1	—	3	1	—

Total lease cost	12	27	34	5	32

Other information:
Cash paid for amounts included in the measurement of lease liabilities- Operating Cash flows	12	27	34	5	32
Right-of-use assets obtained in exchange for operating lease liabilities during the period – Non-cash Investing items	—	—	4	24	—
Weighted-average remaining lease term in months	37	25	37	22	25
Weighted-average discount rate	10%	16%	10%	9%	16%

Lessor arrangements

On November 25, 2019, March 15, 2020 and November 15, 2020 respectively, we leased the West Castor, West Telesto and West Tucana to Gulfdrill. The estimated future undiscounted cash flows on these leases are as follows:

(In $ millions)	Year ended December 31
2022	7
2023	28
2024	21
2025 and thereafter	20

Total	76

On July 1, 2022, Seadrill leased the West Gemini to the Sonadrill joint venture, until August 2024, at a nominal charter rate. At the commencement date of the charter agreement on July 1, 2022, Seadrill recorded an increase in its investment in Sonadrill equal to the fair value of the lease commitment. The offsetting entry was a liability representing the lease commitment, which is amortized as lease revenue over the anticipated lease term. Refer to Note 15 – “Investment in associated companies” for further details.

Refer to Note 8 – Other revenue for comparative information on income from operating leases.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 21 – Common shares

Share capital as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor) was as follows:

	Issued and fully paid share capital
	Shares	Par value each	$
As at January 1, 2022 and February 22, 2022 (Predecessor)	100,384,435	$0.10	10,038,444
Cancellation of Predecessor equity	(100,384,435)	$0.10	(10,038,444)
Issuance of Successor common stock	49,999,998	$0.01	500,000

As at February 23, 2022, March 31, 2022, June 30, 2022 and September 30, 2022 (Successor)	49,999,998	0.01	500,000

Please refer to Note 3 – “Chapter 11” for further details on the changes to share capital.

Note 22 – Accumulated other comprehensive (loss)/income

Accumulated other comprehensive loss for the three month period ended September 30, 2021 (Predecessor) were as follows:

(In $ millions)	Actuarial gain relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2021 (Predecessor)	(2)	(28)	4	(26)

Other comprehensive income	—	(1)	1	—

March 31, 2021 (Predecessor)	(2)	(29)	5	(26)

Other comprehensive income	—	5	—	5

As at June 30, 2021 (Predecessor)	(2)	(24)	5	(21)

Other comprehensive income	—	1	—	1

As at September 30, 2021 (Predecessor)	(2)	(23)	5	(20)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Accumulated other comprehensive income/(loss) for the periods from January 1, 2022 through February 22, 2022 (Predecessor) and February 23, 2022 through March 31, 2022, June 30, 2022 and September 30, 2022 (Successor) were as follows:

(In $ millions)	Actuarial (loss)/gain relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2022 (Predecessor)	(2)	(19)	6	(15)

Other comprehensive income from continuing operations	1	—	—	1
Other comprehensive loss from discontinued operations	—	(2)	(1)	(3)
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	21	(5)	16

As at February 22, 2022 (Predecessor)	(1)	—	—	(1)

Reset accumulated other comprehensive loss	1	—	—	1

As at February 23, 2022 (Successor)	—	—	—	—

Other comprehensive income	—	—	—	—

As at March 31, 2022 (Successor)	—	—	—	—

Other comprehensive income	3	—	—	3

As at June 30, 2022 (Successor)	3	—	—	3

Other comprehensive income	—	—	—	—

As at September 30, 2022 (Successor)	3	—	—	3

Note 23 – Risk management and financial instruments

We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by the Board and Audit & Risk Committee. This may include the use of derivative instruments.

Credit risk

We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies and, as such, we do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.

We do not demand collateral in the normal course of business. As of September 30, 2022, the credit exposure of derivative financial instruments is limited to our interest rate cap.

Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 – “Current expected credit losses”.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Concentration of risk

There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Danske Bank A/S, DNB, SABB, and BTG Pactual. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6 – “Segment information”. For details on amounts due from affiliated companies, refer to Note 24 – “Related party transactions”.

Foreign exchange risk

It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies. Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.

Interest rate risk

Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR. Following the termination of 81% of these derivatives in the quarter ended June 30, 2022, the notional amount covered by the cap is $834 million and results in 89% of our debt being hedged. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.877% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at September 30, 2022 was 3.755%

The new term loan and second lien debt facilities entered on emergence from Chapter 11 proceedings are referenced to the SOFR, while the Convertible Note is referenced to 3-month US LIBOR and has fallback previous for reference rate benchmark changes.

Note 24 – Related party transactions

Prior to emerging from Chapter 11 proceedings on February 22, 2022, our main related parties included (i) affiliated companies over which we held significant influence, and (ii) companies who were either controlled by or whose operating policies were significantly influenced by Hemen, who was a major shareholder of the Predecessor Company. On emergence, Hemen’s equity interest in Seadrill substantially decreased and, as a result, companies who were either controlled by or whose policies were significantly influenced by Hemen are no longer related parties. These include Archer, Frontline, Seatankers, Northern Drilling and Northern Ocean.

Companies over which we hold significant influence include Sonadrill, Gulfdrill, and Paratus Energy Services Limited (formerly Seadrill New Finance Limited or “NSNCo”) (“PES”), following the disposal of 65% of our equity interest in PES in January 2022. PES owns 100% of SeaMex and holds a 50% equity interest in Seabras

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Sapura. Prior to November 2, 2021, SeaMex was an affiliated company of which we held a 50% interest. On November 2, 2021, NSNCo purchased the residual equity in SeaMex, which led to it becoming a wholly owned subsidiary, until the disposal of 65% of our interest in PES in January 2022. Aquadrill (formerly Seadrill Partners) was an affiliated company until it emerged from Chapter 11 proceedings in May 2021. The information presented within the Predecessor period of this note includes all services performed prior to May 2021.

In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.

Related party revenue

The below table provides an analysis of related party revenues for periods presented in this report.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Management fees revenues (a)	58	22	118	12	77
Reimbursable revenue (b)	4	17	9	3	46
Lease revenue (c)	7	7	16	4	19

Total related party operating revenues	69	46	143	19	142

(a)

We provide management and administrative services to SeaMex, PES, Sonadrill and, in the Predecessor period, Aquadrill. We provide operational and technical support services to SeaMex, Sonadrill and, in the Predecessor period, Aquadrill and Northern Ocean. We charge our affiliates for support services provided either on a cost-plus mark up or dayrate basis.

(b)	We recognized reimbursable revenues from Sonadrill for project work on the Quenguela rig.
(c)	Lease revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.

Related party operating expenses

The below table provides an analysis of related party operating expenses for periods presented in this report.

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
West Bollsta lease (d)	—	(10)	—	—	(31)
West Hercules lease (e)	—	(2)	—	(3)	(2)
Other related party operating expenses (f)	—	(1)	—	—	(3)

Total related party operating expenses	—	(13)	—	(3)	(36)

(d)

Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean in 2020. During 2021, the charter was amended to cancel the drilling of the 10th well. Following emergence from Chapter 11 proceedings, Northern Ocean is no longer a related party. Refer to Note 20 – “Leases’’ for details.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(e)

Seadrill incurred operating lease expense related to its lease of the West Hercules following a lease modification in August 2021 which resulted in the lease being reclassified as an operating lease rather than a finance lease. Refer to Note 20 – “Leases” for further details. Following emergence from Chapter 11 proceedings, SFL is no longer a related party.

(f)

We received services from certain other related parties. These included management and administrative services from Frontline, warehouse rental from Seabras Sapura and other services from Archer and Seatankers. Following emergence from Chapter 11 proceedings, these companies are no longer related parties.

Related party receivable balances

The below table provides an analysis of related party receivable balances for periods presented in this report.

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Related party loans and interest (g)	—	9
Trading and other balances (h)	63	20
Allowance for expected credit losses (i)	(1)	(1)

Total related party receivables	62	28

Of which:
Amounts due from related parties – current	62	28
Amounts due from related parties – non-current	—	—

(g)	In 2021, the Sponsor Minimum Liquidity Shortfall loan receivable from SeaMex, which earned interest at 6.5% plus 3-month US LIBOR, was fully settled in March 2022.
(h)

Trading and other balances are primarily comprised of receivables from Gulfdrill for lease income, as well as from SeaMex, PES and Sonadrill for related party management and crewing fees. Per our contractual terms, these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance.

(i)

Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 – Measurement of Credit Losses on Financial Instruments. Refer to Note 5 – “Current expected credit losses” for further information.

The below table provides an analysis of the receivable balance by counterparty:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Sonadrill	53	4
Gulfdrill	7	13
PES / SeaMex (j)	3	12
Gross amount receivable	63	29
Less: CECL allowance	(1)	(1)

Receivable net of CECL allowance	62	28

(j)	Receivables from PES / SeaMex as at December 31, 2021, represent balances between the continuing operations of Seadrill and the discontinued operations held for sale.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Related party payable balances

The below table provides an analysis of related party payable balances as of September 30, 2022 (Successor) and December 31, 2021 (Predecessor) presented in this report.

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Liabilities from Seadrill to SFL (k)	—	503

Total related party liabilities	—	503
Of which:
Amounts due to related parties – current	—	—
Liabilities subject to compromise	—	503

(k)

On filing for Chapter 11, our prepetition related party payables were reclassified to Liabilities subject to compromise (“LSTC”) in our Consolidated Balance Sheets at December 31, 2021 (Predecessor). Upon emergence from Chapter 11 proceedings in February 2022, all LSTC balances were extinguished with a gain on settlement recognized in “Reorganization items, net”. For further information refer to Note 4 – “Fresh Start accounting”. Following emergence from Chapter 11 proceedings, SFL is no longer a related party.

The following table provides a summary of the related party lease liabilities to SFL as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor).

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
West Taurus lease liability	—	345
West Linus lease liability	—	158

Total lease liabilities to SFL	—	503

Other related party transactions

We have made guarantees over performance to end customers on behalf of Sonadrill. We have not recognized a liability for any of these guarantees as we do not consider it to be probable that the guarantees would be called.

Note 25 – Commitments and contingencies

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our unaudited Consolidated Financial Statements as of September 30, 2022 (Successor).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Oro Negro

The CEO of Perforadora Oro Negro, S. DE R.L. DE C.V (“Oro Negro”), a Mexican drilling rig contractor, filed a complaint personally and in his capacity as foreign representative of Oro Negro on June 6, 2019 in the United States Bankruptcy Court, Southern District of New York, within Oro Negro’s Chapter 15 proceedings ancillary to its Mexican insolvency process. The complaint names Seadrill and its joint venture partner as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 25, 2019, Seadrill submitted a motion to dismiss the complaint on technical legal grounds. Oro Negro responded to this motion on October 25, 2019. The Company has the opportunity to reply to this in further support of the motion, the date of which has not yet been determined. Seadrill intends to vigorously defend against the claims Oro Negro asserts and dispute the allegations set forth in the complaint. The proceedings have been stayed since March, 2020. On August 6, 2021 the United States Bankruptcy Court was notified that the auction of Oro Negro’s assets was approved by the Mexican Concurso court. The stay in the bankruptcy proceeding will continue while a purchase is agreed.

Nigerian Cabotage Act litigation

Seadrill Mobile Units Nigeria Ltd (“SMUNL”) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency (“NMASA”) with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Cabotage Act”). SMUNL is an Aquadrill entity which is the litigating party on behalf of both Aquadrill and Seadrill as the litigation relates to the West Capella (an Aquadrill rig) and the West Saturn and West Jupiter (Seadrill rigs). On June 14, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of “Vessels” under the Cabotage Act. On the basis of this decision, SMUNL and Seadrill were required to deduct 2% of their contract value and remit the same to NMASA and SMUNL was required to register for Cabotage with NMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Cabotage Act. SMUNL filed an urgent notice of appeal to the Court of Appeal in July 2019 together with a request for an injunction restraining the authorities from any enforcement of the Cabotage Act pending appeal. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos, we anticipate a decision within three to five years.

Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position and results of operations and cash flows.

Lava Jato

The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the Securities and Exchange Commission, the U.S. Department of Justice, the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. Numerous elected officials, public servants and executives and other personnel of large and state-owned companies have been subject to investigation, arrest, criminal charges and other proceedings in connection with allegations of political corruption, including the acceptance of bribes

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. The profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme.

On September 23, 2020, Seadrill’s subsidiary Seadrill Serviços de Petroleo, Ltda was served with a search and seizure warrant from the Federal Police in Rio de Janeiro, Brazil as part of the phase of Operation Lava Jato relating to individuals formally associated with Seadrill Serviços. At this time, Seadrill understands that this investigation has been closed.

Individuals who have had commercial arrangements with Seadrill have been identified in the Lava Jato investigations and the investigations by the Brazilian authorities are ongoing. The outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation including its recent phases, could adversely affect our business and operations.

Any other material disputes or litigation

During the course of the preceding 12 months, the Company has not been involved in any other material litigation or legal proceedings.

Guarantees

We have issued performance guarantees for potential liabilities that may result from drilling activities under current or previous managed rig arrangements with Sonadrill and Northern Ocean. As of September 30, 2022, we had not recognized any liabilities for these guarantees as we do not consider it probable that the guarantees will be called. The guarantees provided on behalf of Sonadrill have been capped at $1.1 billion (December 31, 2021 (Predecessor): $400 million), in the aggregate, across the three rigs operating in the joint venture on three active and one future contract. The guarantees provided on behalf of Northern Ocean have been capped at $100 million (December 31, 2021 (Predecessor): $150 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 26 – Fair value of financial instruments

Fair value of financial instruments measured at amortized cost

The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor) are as follows:

	Successor		Predecessor
	As at September 30, 2022		As at December 31, 2021
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Related party loans receivable (Level 2)	—	—	9	9
Liabilities
Liability subject to compromise – Secured credit facilities (Level 3)	—	—	1,966	5,544
Liability subject to compromise – Related Party Loans Payable (Level 3)	—	—	176	503
First Lien Senior Secured (Level 3)	188	184	—	—
Second Lien Senior Secured (Level 3)	748	748	—	—
Unsecured Convertible note – debt component (Level 3) *	42	50	—	—

*	The conversion option, together with the issue discount, was recorded in the Predecessor equity which was subsequently cancelled on emergence from Chapter 11 proceedings.

Financial instruments categorized as level 2

The fair value of related party loan receivable balances were assumed to be equal to their carrying value, after adjusting for expected credit losses. The loans were categorized as level 2 on the fair value hierarchy and were repaid in 2022. Other trading balances with related parties are not shown in the table above and are discussed in Note 24 – “Related party transactions”.

Financial instruments categorized as level 3

Upon emergence from Chapter 11 proceedings, our secured credit facilities were settled and replaced with the first and second lien senior notes and an unsecured convertible note. The fair values attributed to the first and second lien debt were derived by discounting the future cash flows associated with each facility, using a weighted average cost of capital range of 8.5% to 9.5%.

The fair value attributed to the unsecured convertible bond is bifurcated into two elements: the straight debt component is derived through a discounted cash flow approach, similarly to the one applied for the first and second lien debt, and the conversion option, which is derived through an option pricing model which forecasts equity volatility and compares the potential conversion redemption against historical and implied equity movements in comparable companies in our industry.

The fair values of the secured credit facilities as at December 31, 2021 were determined by reference to the secured credit facilities holder allocation of the Seadrill fair value post emergence. The fair value was derived using a discounted cash flow model of future free cash flows from each rig, using a weighted average cost of capital range of 17.0%.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Upon emergence from Chapter 11 proceedings, our related party loans payable were extinguished and a gain recognized in “Reorganization items, net”. The fair value of the related party loans payable as at December 31, 2021, for the West Taurus was derived using the court approved maximum cash settlement amount of $0.25 million. For the West Linus the fair value was derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using the weighted average cost of capital of 10%.

Our cash and cash equivalents, restricted cash, accounts receivable, and accounts payable are by their nature short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value.

Financial instruments measured at fair value on a recurring basis

The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at September 30, 2022 (Successor) and December 31, 2021 (Predecessor) are as follows:

	Successor		Predecessor
	As at September 30, 2022		As at December 31, 2021
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	224	224	293	293
Restricted cash (Level 1)	125	125	223	223
Interest rate cap (Level 2)	8	8	—	—

Level 1 fair value measurements

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and are categorized at level 1 of the fair value hierarchy.

Level 2 fair value measurements

The fair value of the interest rate cap as at September 30, 2022 is calculated using well-established independent valuation techniques and counterparty non-performance credit risk assumptions. The calculation of the credit risk with regard to the interest rate cap is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default. We have categorized these as level 2 of the fair value hierarchy.

Note 27 – Assets and liabilities held for sale/Discontinued operation

Sale of jackup units in the Kingdom of Saudi Arabia

On September 1, 2022, Seadrill entered into the Jackup SPA with subsidiaries of ADES for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). The sale represented a strategic shift in Seadrill’s operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On October 18, 2022, the Jackup Sale closed and the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contract related to the rigs. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs, and other items. As the Jackup Sale had not closed as of September 30, 2022, we will report the sale in our fourth quarter financial statements as of the closing date. We have not yet determined the accounting gain that will be recognized.

Disposal of 65% interest in Seadrill New Finance Limited

As set out in Note 3 – “Chapter 11”, the Company concluded a comprehensive restructuring of its balance sheet on February 22, 2022. As part of this wider restructuring process, the Company sold 65% of its equity interest in Seadrill New Finance Limited (formerly “NSNCo”, now Paratus Energy Services Limited “PES”) on January 20, 2022. Prior to year end, on November 2, 2021, NSNCo completed the acquisition of the residual 50% equity interest in SeaMex Ltd, a company that it had previously held as a joint venture with Fintech. The agreed sale of 65% of NSNCo meant that the assets and liabilities were to be classified as held for sale as at December 31, 2021 and any financial information generated would be reported as “discontinued operations”.

On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding. The deal is subject to closing conditions, including relevant antitrust approvals, and is expected to complete in the fourth quarter of 2022 or early 2023.

The table below shows the assets and liabilities classified as held for sale as at September 30, 2022, and December 31, 2021:

	Successor		Predecessor
	As at September 30, 2022		As at December 31, 2021
(In $ millions)	Jackup Sale	Total	NSNCo	Jackup Sale	Total
Assets held for sale
Current	392	392	1,103	42	1,145
Non-current	—	—	—	347	347

Total assets held for sale	392	392	1,103	389	1,492

Liabilities associated with assets held for sale
Current	37	37	948	35	983
Liabilities subject to compromise	—	—	—	118	118
Non-current	—	—	—	2	2

Total liabilities associated with assets held for sale	37	37	948	155	1,103

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the income/(loss) from discontinued operations:

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
NSNCo	—	(28)	—	(4)	(59)
Jackup Sale	2	(3)	2	(29)	(17)

Total profit/(loss) from discontinued operations	2	(31)	2	(33)	(76)

Further details over held for sale assets connected to the Jackup Sale

The table below shows the carrying amounts of major classes of assets and liabilities classified as held for sale as of September 30, 2022 and December 31, 2021:

	Successor	Predecessor
(In $ millions)	As at September 30, 2022	As at December 31, 2021
Carrying amounts of major classes of assets included as part of discontinued operations
Cash and cash equivalents	8	19
Accounts receivable	21	12
Intangible drilling contracts	7	—
Drilling units	339	346
Other assets	17	12

Total assets of discontinued operations classified as held for sale	392	389

Carrying amounts of major classes of liabilities included as part of discontinued operations
Trade accounts payable	6	6
Other liabilities	31	31

Total liabilities of discontinued operations classified as held for sale	37	37

Carrying amounts of liabilities subject to compromise included as part of discontinued operations
Liabilities subject to compromise	—	118

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Major classes of line items constituting profit/(loss) of discontinued operations:

	Successor	Predecessor	Successor	Predecessor
(In $ millions, except per share data)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Operating revenues
Contract revenues	35	29	79	18	71

Total operating revenues	35	29	79	18	71

Operating expenses
Vessel and rig operating expenses	(18)	(17)	(42)	(10)	(46)
Selling, general and administrative expenses	(3)	(2)	(7)	(1)	(7)
Depreciation and amortization	(4)	(7)	(14)	(4)	(21)
Amortization of intangibles	(2)	—	(7)	—	—
Costs associated with disposal	(5)	—	(5)	—	—

Total operating expenses	(32)	(26)	(75)	(15)	(74)

Operating profit	3	3	4	3	(3)
Financial and other non-operating items
Interest expense	—	—	—	—	(1)
Reorganization items	—	(5)	—	(32)	(9)
Other financial items	(1)	—	(1)	—	—

Net profit/(loss) before tax from discontinued operations	2	(2)	3	(29)	(13)

Income tax expense	—	(1)	(1)	—	(4)

Net profit/(loss) after tax from discontinued operations	2	(3)	2	(29)	(17)

Basic Earning/(loss) per share from discontinued operations	0.04	(0.03)	0.04	(0.29)	(0.17)
Diluted Earning/(loss) per share from discontinued operations	0.04	(0.03)	0.04	(0.29)	(0.17)

Note 28 – Subsequent events

Completion of the sale of Seadrill’s Saudi Arabian Jackup business

On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd. (together, “ADES”) for the sale of entities that own and operate seven jackup units (AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida and West Leda) (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). As of October 18, 2022, the sale was closed in accordance with the Jackup SPA that was signed in September. The consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. The consideration is subject to any further adjustment for working capital, project costs,

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

and other items. We have entered into a Transitional Services Agreement (TSA) with ADES whereby Seadrill will continue to provide operational and project support for the operating and reactivating rigs for a period of up to ninety days.

Debt facility payments

On October 18, 2022, in connection with the Jackup Sale, Seadrill made a mandatory payment of $204 million under its secured second lien debt facility. The payment was comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest. Furthermore, on November 14, 2022, Seadrill made a voluntary payment of $269 million under its second lien debt facility. This payment was comprised of $250 million in debt principal, $13 million in exit fee, and $6 million in accrued interest. As such, in total, post period Seadrill made payments under its second lien debt facility of $473 million, including $442 million in debt principal.

AQUADRILL LLC

Report of Independent Auditors

To the Board of Directors of Aquadrill LLC

We have audited the accompanying consolidated financial statements of Aquadrill LLC and its subsidiaries (Predecessor) (the “Company”), which comprise the consolidated balance sheet as of December 31, 2020 and the related consolidated statements of operations, of cash flows and of changes in members’ capital for the period from January 1, 2021 to May 24, 2021, and for the year ended December 31, 2020.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aquadrill LLC and its subsidiaries (Predecessor) as of December 31, 2020 and the results of its operations and its cash flows for the period from January 1, 2021 to May 24, 2021, and for the year ended December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

As discussed in Note 4 to the consolidated financial statements, the Company filed a petition on December 1, 2020 with the United States Bankruptcy Court for the Southern District of Texas for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company’s Plan and the Disclosure Statement was substantially consummated on May 24, 2021 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting. Our opinion is not modified with respect to this matter.

As discussed in Note 1 to the consolidated financial statements, the Company has restated its statement of changes in members’ capital for the period from January 1, 2021 to May 24, 2021 to correct an error. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Watford, United Kingdom

July 15, 2022, except for the effects of the restatement discussed in Note 1 to the consolidated financial statements, as to which the date is February 27, 2023

Report of Independent Auditors

To the Board of Directors of Aquadrill LLC

Opinion

We have audited the accompanying consolidated financial statements of Aquadrill LLC and its subsidiaries (Successor) (the “Company”), which comprise the consolidated balance sheet as of December 31, 2021 and the related consolidated statements of operations, of cash flows and of changes in members’ capital for the period from May 25, 2021 to December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the period from May 25, 2021 to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matters

As discussed in Note 4 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of Texas confirmed the Company’s Plan and the Disclosure Statement (the “plan”) on May 14, 2021. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before December 1, 2020 and substantially alters or terminates all rights and interests of equity security holders as provided for in the plan. The plan was substantially consummated on May 24, 2021 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of May 24, 2021. Our opinion is not modified with respect to this matter.

As discussed in Note 1 to the consolidated financial statements, the Company has restated its balance sheet as of December 31, 2021 and its consolidated statements of operations, of cash flows and of changes in members’ capital for the period from May 25, 2021 to December 31, 2021 to correct errors. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers LLP

Watford, United Kingdom

July 15, 2022, except for the effects of the restatements discussed in Note 1 to the consolidated financial statements, as to which the date is February 27, 2023

AQUADRILL LLC

CONSOLIDATED STATEMENTS OF OPERATIONS (RESTATED)

for the period from May 25, 2021 through December 31, 2021 (Successor), the period from January 1, 2021 through May 24, 2021 (Predecessor)

and the year ended December 31, 2020 (Predecessor)

(In $ millions)

		Successor	Predecessor
		Period from May 25, 2021 through December 31, 2021 (Restated)	Period from January 1, 2021 through May 24, 2021	Year ended December 31, 2020
Operating revenues
Contract revenues		56.6	53.0	525.9
Reimbursable revenues		2.2	1.9	11.1
Other revenues – related party	*	—	—	1.1

Total operating revenues		58.8	54.9	538.1

Operating expenses
Vessel and rig operating expenses	*	113.3	51.0	255.9
Depreciation		6.5	8.6	230.8
Amortization of favorable contracts		—	—	40.4
Reimbursable expenses		2.1	1.7	10.2
Selling, general and administrative expenses	*	4.2	13.2	34.4

Total operating expenses(1)		126.1	74.5	571.7

Other operating items
Gain on sale of assets		0.8	—	—
Impairment of long-lived assets		—	—	(4,210.4)

Total other operating items		0.8	—	(4,210.4)

Operating (loss)/income		(66.5)	(19.6)	(4,244.0)

Financial and other items
Interest income		0.1	—	6.1
Interest expense		—	—	(233.3)
Interest expense – related party	*	—	—	(2.0)
Loss on derivative financial instruments		—	—	(16.1)
Foreign currency exchange loss		(0.3)	(0.7)	(2.7)
Gain/(loss) on Reorganization items, net		—	2,096.9	(49.8)
Restructuring and other expenses		(2.9)	—	—
Other financial expenses		(0.2)	(3.8)	(17.1)

Total financial items, net		(3.3)	2,092.4	(314.9)
(Loss)/income before income taxes		(69.8)	2,072.8	(4,558.9)
Income tax benefit/(expense)		8.6	(7.6)	(30.0)

Net (loss)/income		(61.2)	2,065.2	(4,588.9)

*

Includes transactions with related parties in the Predecessor period. Upon emergence, no related party transactions were identified in the Successor period. Refer to Note 20 - “Related party transactions”.

(1)

The total operating expenses for related parties was $10.5 million for the period from January 1, 2021 through May 24, 2021 (Predecessor) and $61.5 million for the year ended December 31, 2020 (Predecessor). Refer to Note 20 - “Related party transactions”.

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

AQUADRILL LLC

CONSOLIDATED BALANCE SHEETS (RESTATED)

at December 31, 2021 (Successor) and 2020 (Predecessor)

(In $ millions)

	Successor (Restated)	Predecessor
	2021	2020
ASSETS
Cash and cash equivalents	203.2	362.0
Restricted cash	24.7	16.4
Accounts receivable, net	35.0	56.6
Amount due from related party	—	7.6
Other current assets	51.9	45.0

Total current assets	314.8	487.6

Non-current assets
Drilling units, net	301.4	428.3
Deferred tax assets	7.8	3.3
Other non-current assets	—	8.0

Total non-current assets	309.2	439.6

Total assets	624.0	927.2

LIABILITIES AND MEMBERS’ CAPITAL

Trade accounts payable and accruals	21.9	4.2
Related party payable	—	7.4
Other current liabilities	48.4	56.3

Total current liabilities	70.3	67.9

Liabilities subject to compromise*	—	2,879.1

Deferred tax liability	1.3	1.0
Other non-current liabilities	48.5	44.4

Total long-term liabilities	49.8	45.4

Commitments and contingencies (see Note 23)

Members’ Capital:
Predecessor Common unitholders (issued 7,527,830 units at December 31, 2020)	—	(944.5)
Predecessor Subordinated unitholders (issued 1,654,335 units at December 31, 2020)	—	(371.4)
Successor (Accumulated Deficit)	(61.2)	—
Successor Common unitholders (issued 20,000,000 units at December 31, 2021)	565.1	—

Total members’ capital	503.9	(1,315.9)
Non-controlling interest	—	(749.3)

Total equity/(deficit)	503.9	(2,065.2)

Total liabilities and equity	624.0	927.2

*	Liabilities subject to compromise includes $74.3 million related to related parties in the Predecessor period. Refer to Note 20 - “Related party transactions”.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

AQUADRILL LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS (RESTATED)

for the period from May 25, 2021 through December 31, 2021 (Successor), the period from January 1, 2021 through May 24, 2021 (Predecessor)

and the year ended December 31, 2020 (Predecessor)

(In $ millions)

	Successor	Predecessor
	Period from May 25, 2021 through December 31, 2021 (Restated)	Period from January 1, 2021 through May 24, 2021	Year ended December 31, 2020
Cash Flows from Operating Activities
Net (loss)/income	(61.2)	2,065.2	(4,588.9)
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation	6.5	8.6	230.8
Amortization of deferred loan charges	—	—	44.2
Amortization of favorable contracts	—	—	40.4
Impairment of long-lived assets	—	—	4,210.4
Unrealized (gain)/loss related to derivative financial instruments	—	—	(4.0)
Payment for long term maintenance	(3.7)	(4.9)	(19.3)
Non-cash reorganization items	—	(2,142.2)	42.9
Reversal of credit risk on derivatives	—	—	7.1
Deferred and other taxes	(6.1)	2.1	1.7
Gain on revaluation of contingent consideration	—	—	—
Accretion of discount on deferred consideration	—	—	1.9
Share based compensation	0.6	—	—
Gain on sale of assets	(0.8)	—	—

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(4.2)	25.8	90.1
Prepaid expenses and accrued income	(11.9)	5.2	(32.4)
Trade accounts payable	0.6	(1.8)	0.1
Related party balances	—	(3.3)	(1.3)
Other assets	3.3	(0.5)	38.7
Other liabilities	3.2	(11.2)	104.7
Changes in deferred revenue	5.6	(0.9)	(2.1)

Net cash (used in)/provided by operating activities	(68.1)	(57.9)	165.0

Cash Flows from Investing Activities
Additions to drilling units	(27.8)	(3.2)	(9.4)
Sale of rigs and equipment	6.5	—	—

Net cash used in investing activities	(21.3)	(3.2)	(9.4)

Cash Flows from Financing Activities
Repayments of debt	—	—	(306.6)
Contingent consideration paid	—	—	(30.6)
Cash distributions	—	—	—

Net cash used in financing activities	—	—	(337.2)

Net decrease in cash and cash equivalents	(89.4)	(61.1)	(181.6)
Cash and cash equivalents at beginning of the period	317.3	378.4	560.0

Cash and cash equivalents, including restricted cash, at the end of the period	227.9	317.3	378.4

Supplementary disclosure of cash flow information
Interest and other financial items paid	—	—	68.9
Taxes paid	2.9	7.1	21.7
Reorganization items, net	—	45.3	—

See accompanying notes that are an integral part of these Consolidated Financial Statements.

AQUADRILL LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL (RESTATED)

for the period from May 25, 2021 through December 31, 2021 (Successor), the period from January 1, 2021 through May 24, 2021 (Predecessor)

and the year ended December 31, 2020 (Predecessor)

(In $ millions)

	Predecessor Common Members’ Capital	Predecessor Subordinated Members’ Capital	Predecessor Total Controlling Interest	Predecessor Non-Controlling Interest	Successor Common	Successor Additional Paid-in Capital	Successor Accumulated (Deficit) / Earnings	Total Equity/ (Deficit)
Consolidated balance at January 1, 2020 (Predecessor)	1,146.8	88.2	1,235.0	1,288.7	—	—	—	2,523.7

Net loss	(2,091.3)	(459.6)	(2,550.9)	(2,038.0)	—	—	—	(4,588.9)

Consolidated balance at December 31, 2020 (Predecessor)	(944.5)	(371.4)	(1,315.9)	(749.3)	—	—	—	(2,065.2)

Net income	921.2	202.4	1,123.6	941.6	—	—	—	2,065.2
Issuance of Successor members’ units (Restated)	—	—	—	—	—	564.5	—	564.5
Cancellation of Predecessor Equity	23.3	169.0	192.3	(192.3)	—	—	—	—

Balance at May 24, 2021 (Predecessor) (Restated)	—	—	—	—	—	564.5	—	564.5

Balance at May 25, 2021 (Successor) (Restated)	—	—	—	—	—	564.5	—	564.5
Amortization of share-based awards	—	—	—	—	—	0.6	—	0.6
Net loss	—	—	—	—	—	—	(61.2)	(61.2)

Consolidated Balance at December 31, 2021 (Successor)	—	—	—	—	—	565.1	(61.2)	503.9

See accompanying notes that are an integral part of these Consolidated Financial Statements.

AQUADRILL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General information

Background

Aquadrill LLC (“Aquadrill”, the “Company,” “we,” “us” or “our”) is a limited liability company incorporated under the laws of the Republic of the Marshall Islands and is the successor reporting company to Seadrill Partners LLC (“Seadrill Partners” or “SDLP”). We provide offshore drilling services to the oil and gas industry. At December 31, 2021 (Successor) we owned and operated 9 offshore drilling units. Our fleet consists of drillships, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

The following discussion is intended to assist you in understanding our financial position at December 31, 2021 (Successor), financial position at December 31, 2020 (Predecessor), and our results of operations for the period from May 25 through December 31, 2021 (Successor), the period from January 1 through and including May 24, 2021 (Predecessor), and the twelve months ended December 31, 2020 (Predecessor).

References to the term “Predecessor” refers to the financial position and results of operations of Seadrill Partners prior to, and including, May 24, 2021. This is also applicable to terms “Seadrill Partners”, “SDLP”, “SDLP Group”, “we”, “us”, “our”, “the Company” or “our Business” in context of events before our emergence from Chapter 11 proceedings on May 24, 2021.

References to the term “Successor” refers to the financial position and results of operations of Aquadrill after May 24, 2021. This is also applicable to terms “Aquadrill”, “we”, “us”, “our”, “the Company” or “our Business” in context of events after our emergence from Chapter 11 Proceedings on May 24, 2021 (the “Effective Date”).

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The amounts are presented in United States Dollars (“U.S. Dollars” or “USD”) rounded to the nearest million, unless otherwise stated.

Restatement of Previously Issued Consolidated Financial Statements

We have restated our previously issued Consolidated Statement of Operations for the period from May 25, 2021 through December 31, 2021 (Successor), our Consolidated Balance Sheet as of December 31, 2021 (Successor), our Consolidated Statement of Cash Flows for the period from May 25, 2021 through December 31, 2021 (Successor), and our Consolidated Statement of Changes in Members’ Capital for the period from January 1, 2021 to May 24, 2021 (Predecessor) and the period from May 25, 2021 to December 31, 2021 (Successor) along with certain related notes to such stated Consolidated Financial Statements.

Error Corrections

During the preparation of our interim Condensed Consolidated Financial Statements for the nine months ended September 30, 2022 (Successor), the Company identified certain errors in our previously issued consolidated financial statements.

We have restated our previously issued Consolidated Statement of Changes in Members’ Capital for the period from January 1, 2021 to May 24, 2021 (Predecessor) and the period from May 25, 2021 to December 31, 2021 (Successor), to reflect the issuance of successor members’ units by the predecessor. There was no impact to our Consolidated Statements of Cash Flows, Consolidated Balance Sheets, or the Consolidated Statements of Operations for either the predecessor or successor from this restatement.

We have also restated our Consolidated Balance Sheet as of December 31, 2021 (Successor) to write-off certain prepaid assets in the amount of $10.2 million, which should have been written off during the Predecessor period upon emergence from bankruptcy. These prepaid assets were related to the Company’s director and officers (“D&O”) insurance policies and were reflected in other current assets for $3.9 million and other non-current assets for $6.3 million in our Consolidated Balance Sheet as of December 31, 2021 (Successor). In accordance with fresh start accounting, this change in the emergence value of our prepaid expenses directly impacted the emergence value allocated to our drilling units, net, which also have been restated (See also Note 4—Chapter 11 Proceedings).

Additionally, we have restated our Consolidated Statement of Operations and our Consolidated Statement of Changes in Members’ Capital for the period from May 25, 2021 through December 31, 2021 (Successor) to reflect the change to amortization expense related to the restatement of prepaid assets described above. These adjustments resulted in a $1.0 million decrease in amortization expense in the Consolidated Statement of Operations for the period from May 25, 2021 through December 31, 2021 (Successor) and an adjustment of $1.0 million to decrease net loss and increase the adjustment to the change in prepaid expenses and accrued income in our Consolidated Statement of Cash Flows for the period May 25, 2021 through December 31, 2021 (Successor).

The tables below reflect the impact on the affected financial statements of the restatements discussed above.

Consolidated Statement of Operations (Restated Line Items)	Period from May 25, 2021 through December 31, 2021 (Successor)
	As Previously Reported	Restatement Adjustment	As Restated
Vessel and rig operating expenses	114.3	(1.0)	113.3
Total operating expenses	127.1	(1.0)	126.1
Operating loss	67.5	(1.0)	66.5
Loss before income taxes	70.8	(1.0)	69.8
Net loss	62.2	(1.0)	61.2

Consolidated Balance Sheet (Restated Line Items)	December 31, 2021 (Successor)
	As Previously Reported	Restatement Adjustment	As Restated
Other current assets	55.8	(3.9)	51.9
Total current assets	318.7	(3.9)	314.8
Drilling units, net	290.2	11.2	301.4
Other non-current assets	6.3	(6.3)	—
Total non-current assets	304.3	4.9	309.2
Total assets	623.0	1.0	624.0
Accumulated Deficit	(62.2)	1.0	(61.2)
Total members’ capital	502.9	1.0	503.9
Total equity	502.9	1.0	503.9
Total liabilities and equity	623.0	1.0	624.0

Consolidated Statement of Cash Flows (Adjusted Line Items)	Period from May 25, 2021 through December 31, 2021 (Successor)
	As Previously Reported	Restatement Adjustment	As Restated
Net loss	(62.2)	1.0	(61.2)
Changes in operating assets and liabilities, net of effect of acquisitions
Prepaid expenses and accrued income	(10.9)	(1.0)	(11.9)

Consolidated Statement of Changes in Members’ Capital (Restated Line Items)	Period from January 1, 2021 to May 24, 2021 (Predecessor)
	Additional Paid-in Capital (As previously reported)	Additional Paid-in Capital (Adjustments)	Additional Paid-in Capital (As restated)
Issuance of Successor members’ units	—	564.5	564.5
Balance at May 24, 2021 (Predecessor)	—	564.5	564.5

	Period from May 25, 2021 to December 31, 2021 (Successor)
	Additional Paid-in Capital (As previously reported)	Additional Paid-in Capital (Adjustments)	Additional Paid-in Capital (As restated)
Balance at May 25, 2021 (Successor)	—	564.5	564.5
Issuance of Successor members’ units	564.5	(564.5)	—
Net loss	(62.2)	1.0	(61.2)
Successor Accumulated Deficit Consolidated Balance at December 31, 2021 (Successor)	(62.2)	1.0	(6.2)

Basis of consolidation

The financial statements include the results and financial position of all companies in which we directly or indirectly hold more than 50% of the voting control. We eliminate all intercompany balances and transactions.

During the Successor period, we have 100% interest in Aquadrill Operating LP and its subsidiaries as well as Aquadrill Capricorn Holdings LLC and its subsidiaries.

During the Predecessor period, we controlled Seadrill Operating LP (as renamed to Aquadrill Operating LP upon emergence) and its majority owned subsidiaries as well as Seadrill Capricorn Holdings LLC (as renamed to Aquadrill Capricorn Holdings LLC upon emergence) and its majority owned subsidiaries, during which we separately presented within equity on our Consolidated Balance Sheets the ownership interests attributable to parties with non-controlling interests in our consolidated subsidiaries, and we separately presented net income attributable to such parties in our Consolidated Statements of Changes in Members’ Capital. Subsequent to emergence, we control 100% of our subsidiaries and have no non-controlling interests.

Bankruptcy accounting

Aquadrill LLC and certain of its direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petitions on December 1, 2020 (the “Petition Date”) to commence prearranged reorganization proceedings under Chapter 11 of Title 11 of the United States Bankruptcy Code (“Bankruptcy Code”) in the Southern District of Texas (the “Bankruptcy Court”) case number 20-35740. During the pendency of the Chapter 11 proceedings, the Debtors operated its business as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provision of the Bankruptcy Code. For further information refer to Note 4—“Chapter 11 Proceedings”.

Since the Petition Date, we prepared our Consolidated Financial Statements under Accounting Standards Codification 852, Reorganizations (“ASC 852”). ASC 852 requires that the financial statements, for periods subsequent to filing bankruptcy petitions, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings between the Petition Date and Effective Date were recorded in “Gain/(loss) on Reorganization items, net” on the Company’s Consolidated Statements of Operations. Ongoing expenses related to the reorganization incurred after the Effective Date are recognized in

“Restructuring and other expenses” on the Company’s Consolidated Statements of Operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the Consolidated Balance Sheets, particularly liabilities. Pre-petition obligations that may have been impacted by Chapter 11 reorganization process were classified on the Consolidated Balance Sheets within “Liabilities subject to compromise”.

Fresh Start Reporting

Upon the Effective Date, in accordance with ASC 852 related to fresh start reporting, Aquadrill became a new entity for financial reporting purposes. Upon adoption of fresh start reporting, our assets and liabilities were recorded at their reorganization values. The reorganization values of certain of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets. The Company applied fresh start accounting effective May 24, 2021, the Effective Date and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of December 31, 2021 (Successor) and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as “Gain/(loss) on Reorganization items, net”, with any deferred tax effects through “Income tax expense”, during the period from January 1, 2021 through and including May 24, 2021 (Predecessor).

As such, our Consolidated Financial Statements subsequent to May 24, 2021 are not and will not be comparable to the Predecessor Consolidated Financial Statements prior to the Effective Date. Our Consolidated Financial Statements and related footnotes are presented with a black line division which delineates the lack of comparability between amounts presented prior to and including May 24, 2021 (Predecessor). Our financial results for future periods following the application of fresh start accounting will be different from historical trends and the differences may be material.

Going concern

These consolidated financial statements have been prepared on a going concern basis.

In our 2020 Annual Financial Statements covering our annual report for the fiscal year ended December 31, 2020 (Predecessor), issued on April 30, 2021, we reported that uncertainties linked to our Chapter 11 Proceedings gave rise to a substantial doubt over our ability to continue as a going concern for a period of at least twelve months after the date the financial statements were issued.

As set out in Note 4—Chapter 11 Proceedings and Note 5 – Fresh Start Accounting, we emerged from Chapter 11 and completed our plan of reorganization on May 24, 2021. This addressed our liquidity concerns as it extinguished approximately $2,727.1 million in debt obligations and $20.8 million in unsecured interest rate swaps. We emerged from Chapter 11 with $317.3 million of post emergence cash (inclusive of restricted cash) and no outstanding debt. We believe that the cash on hand in combination with our operating revenues will generate sufficient cash flow to fund our anticipated working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the twelve months after the date the financial statements are issued relating to our ongoing operations or liquidity.

We have also assessed our ability to continue as a going concern in the context of the Merger Agreement entered into with Seadrill Limited on December 22, 2022—Refer to Note 25 – Subsequent Events for further information regarding the proposed merger. The completion of the Merger is subject to a number of conditions, is not assured and is subject to risks. One of these risks and uncertainties include the results of operations or financial condition of the combined company following the merger. While this gives rise to inherent uncertainty, we do not believe that this creates any events or conditions that raise substantial doubt over our ability to continue as a going concern for at least the twelve months after the date the financial statements are issued.

Note 2—Accounting policies

The accounting policies set out below have been applied consistently to all periods in these Consolidated Financial Statements, unless otherwise noted.

Allowance for credit losses

We adopted accounting standard update 2016-13 Measurement of Credit Losses on Financial Instruments effective January 1, 2020. The new guidance replaces the “incurred loss” model required under the previous guidance with a current “expected credit loss” (or “CECL”) model. The CECL model requires recognition of expected credit losses over the life of a financial asset upon its initial recognition. Comparative periods are presented under the previous guidance with an allowance against a receivable balance recognized only if it was probable that we would not recover the full amount due to us. We determined doubtful accounts on a case-by-case basis and considered the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes. The CECL model applies to external trade receivables, related party receivables and other financial assets measured at amortized cost. We determined on transition at January 1, 2020, the impact of the CECL model was not material and no credit loss adjustments were applied.

The CECL model contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of an asset. It also requires entities to consider the risk of loss even if it is remote. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts of events which may affect the collectability. We estimate the CECL allowance using a “probability-of-default” model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by ASU 2016-13).

Revenue from contracts with customers

The activities that primarily drive the revenue earned from our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site and (iii) performing rig preparation activities and/or modifications required for the contract with a customer. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.

We recognize revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. We recognize consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term.

We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We re-assess these estimates each reporting period as required. Refer to Note 6—“Revenue from contracts with customers”.

Dayrate drilling revenue—Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly increment service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.

Mobilization revenue—We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the mobilization of our rigs. These activities are not considered to be distinct within the context of the contract. The associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract.

Demobilization Revenue—We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the demobilization of our rigs. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception and recognized over the term of the contract. In most of our contracts, there is uncertainty as to the likelihood and amount of expected demobilization revenue to be received. For example, the amount may vary dependent upon whether or not the rig has additional contracted work following the contract. Therefore, the estimate for such revenue may be constrained, as described above, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions.

Revenues Related to Reimbursable Expenses—We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer, at a point in time, as “Reimbursable revenues” in our Consolidated Statements of Operations.

Deferred Contract Costs—Certain direct and incremental costs incurred for upfront preparation, initial mobilization and modifications of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used in satisfying our performance obligations in the future and are expected to be recovered. Such costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract.

Other revenues

Other revenues consist of related party revenues and early termination fees. Refer to Note 8—“Other revenues”. Revenue is recognized as the performance obligation is satisfied.

Related party revenues—Related party revenues relate to onshore support and offshore personnel provided to Seadrill Limited in the Predecessor period. Seadrill Limited is no longer a related party after the Effective Date. Refer to Note 20—“Related party transactions”

Early termination fees—Other revenues also include amounts recognized as early termination fees under drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized daily as and when any contingencies or uncertainties are resolved.

Vessel and rig operating expenses

Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked. Costs include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance, costs for onshore support personnel and costs for management, operational support and technical supervision agreements with third parties related to the day to day management of our drilling units. We expense such costs as incurred.

Mobilization and demobilization expenses

We incur costs to prepare a drilling unit for a new customer contract and to move the rig to a new contract location. We capitalize the mobilization and preparation costs for a rig’s first contract as a part of the rig value and recognize them as depreciation expense over the expected useful life of the rig. For subsequent contracts, we defer these costs over the expected contract term (see “Deferred Contract Costs” above), unless we do not expect the costs to be recoverable, in which case we expense them as incurred.

We incur costs to transfer a drilling unit to a safe harbor or different geographic area at the end of a contract. We expense such demobilization costs as incurred. We also expense any costs incurred to relocate drilling units that are not under contract.

Repairs, maintenance and periodic surveys

Costs related to periodic overhauls of drilling units are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.

Income taxes

Aquadrill LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. The Company does not conduct business or operate in the Republic of the Marshall Islands, and is not subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a tax resident of the United Kingdom the Company is subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. There is little or no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Refer to Note 7—“Taxation”.

The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. The Company recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits of its tax positions and considerations of the relevant taxing authorities’ administrative practices and precedents.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.

Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments. Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. We recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the Consolidated Statement of Operations as “Income tax benefit/(expense)” in the period the sale or transfer occurs.

Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards.

Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities or valuation allowances. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.

Foreign currencies

The majority of our revenues and expenses are denominated in U.S. Dollars and all of our subsidiaries use U.S. Dollars as their functional currency. Our reporting currency is also U.S. Dollars.

Transactions in foreign currencies are translated into U.S. Dollars at the rates of exchange in effect at the date of the transaction. Foreign currency denominated monetary assets and liabilities are remeasured using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Consolidated Statements of Operations.

Fair value measurements

We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Hierarchy Levels 1, 2 and 3 are terms for the priority of inputs to valuation techniques used to measure fair value. Hierarchy Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. Hierarchy Level 2 inputs are significant other observable inputs, including direct or indirect market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets. Hierarchy Level 3 inputs are significant unobservable inputs, including those that require considerable judgment for which there is little or no market data. When a valuation requires multiple input levels, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.

Current and non-current classification

Assets and liabilities (excluding liabilities subject to compromise) are classified as current assets and liabilities respectively if their maturity is within one year of the balance sheet date. Current liabilities will include amounts from lenders payable on demand at their discretion due to event of default clauses being met.

Assets and liabilities are classified as non-current assets and liabilities respectively, if their maturity is beyond one year of the balance sheet date. In addition, we classify loan fees based on the classification of the associated debt principal.

Where the liabilities were subject to compromise as part of the Chapter 11 Proceedings they are classified separately in the Consolidated Balance Sheet and neither classified as current or non-current.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with maturities of three months or less. Amounts are presented net of allowances for credit losses.

Restricted cash consists of bank deposits which are subject to restrictions due to legislation, regulation or contractual arrangements. Restricted cash amounts that are expected to be used after one year from the balance sheet date are classified as non-current assets. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure. Refer to Note 12—“Restricted cash”.

Receivables

Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount net of expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 13—“Accounts receivable”.

Contract assets and liabilities

Accounts receivables are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. If we recognize revenue ahead of this point, we also recognize a contract asset. Contract assets balances relate primarily to demobilization revenues recognized during the period but are contingent on future demobilization activities.

Contract liabilities include payments received for mobilization, rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. In the Predecessor periods, amounts receivable from related parties are presented net of allowances for expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 20—“Related party transactions” for details of balances and material transactions with related parties.

Use of estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our drilling units carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual value, day rates, drilling unit operating expenses and overhaul requirements.

Business combinations

We apply the acquisition method of accounting for business combinations. The acquisition method requires the total of the purchase price of acquired businesses and any non-controlling interest recognized to be allocated to the identifiable tangible and intangible assets and liabilities acquired at fair value, with any residual amount being recorded as goodwill as of the acquisition date. Costs associated with the acquisition are expensed as incurred.

Drilling units

Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of our floaters is 30 years. The direct and incremental costs of significant capital projects, such as rig upgrades and reactivation projects, are capitalized and depreciated over the remaining life of the asset.

Drilling units acquired in a business combination are measured at fair value at the date of acquisition. Drilling units were also remeasured to reorganization value when we applied fresh start accounting at the date of emergence with a useful life of between 13 and 17 years after remeasurement. Cost of property and equipment sold or retired, with the related accumulated depreciation and impairment is removed from the Consolidated Balance Sheet, and resulting gains or losses are included in the Consolidated Statement of Operations.

We re-assess the remaining useful lives of our drilling units when events occur which may impact our assessment of their remaining useful lives. These include changes in the operating condition or functional capability of our rigs, technological advances, changes in market and economic conditions as well as changes in laws or regulations affecting the drilling industry. Refer to Note 15—“Drilling units”.

Assets held for sale

Assets are classified as held for sale when all of the following criteria are met: management commits to a plan to and has board of directors authority to sell the asset (disposal group), the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year. The term probable refers to a future sale that is likely to occur, the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Impairment of long-lived assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We first assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to be generated from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, we then compare the carrying value of the asset with the discounted future net cash flows, using a relevant weighted-average cost of capital. The impairment loss to be recognized during the period, is the amount by which the carrying value of the asset exceeds the discounted future net cash flows.

Favorable drilling contracts—intangible assets

Favorable drilling contracts are recorded as an intangible asset at fair value on the date of acquisition less accumulated amortization. The amortization is recognized in the Consolidated Statements of Operations under “Amortization of favorable contracts”. The amounts of these assets are amortized on a straight-line basis over the estimated remaining economic useful life or contractual period.

Derivative financial instruments and hedging activities

Our derivative financial instruments are measured at fair value and are not designated as hedging instruments. Changes in their fair value are recorded as a gain or loss as a separate line item within “Financial and other items” in the Consolidated Statements of Operations. We classify the asset or liability for derivative financial instruments within “Other current assets” or “Other current liabilities” in our Consolidated Balance Sheets. We offset assets and liabilities for derivatives that are subject to legally enforceable master netting agreements. Refer to Note 22—“Fair Value Measurement”.

Trade payables

Trade payables are liabilities to a supplier for a good or service provided to us.

Deferred charges

Loan related costs, including debt issuance, arrangement fees and legal expenses, are capitalized and presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, and amortized over the term of the related loan and the amortization is included in “Interest expense” in the Consolidated Statement of Operations.

Debt

In the Predecessor periods we had financed a significant proportion of the cost of acquiring our fleet of drilling units through the issue of debt instruments. At the inception of a term debt arrangement or whenever we made the initial drawdown on a revolving debt arrangement, we incurred a liability for the principal to be repaid. Refer to Note 16—“Debt”.

Loss contingencies

We recognize a loss contingency in the Consolidated Balance Sheets where we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Refer to Note 23—“Commitments and contingencies”.

Equity allocation

Earnings and losses attributable to unitholders of Aquadrill are allocated to all unitholders on a pro rata basis for the purposes of presentation in the Consolidated Statements of Changes in Members’ Capital. Earnings and losses in the Predecessor period attributable to unitholders were first reduced for any cash distributions for the period to be paid to the holders of the incentive distribution rights. After the Effective Date no incentive distribution rights remained.

Share based compensation

Subsequent to our emergence from Chapter 11, we granted share based awards to our employees. At the grant date, there existed two classes of RSUs, one of which was equity classified and the other liability classified—refer to Note 18 – “Share based compensation”. On September 21, 2021, the Board approved an amendment to certain Restricted Stock Unit (“RSU”) Award Agreements issued under the 2021 Long Term Incentive Plan (“2021 LTIP”) such that the form of settlement is at the discretion of the Committee designated by the Board to administer the plan (the “Committee”) rather than at the discretion of the grantee. The amendment removes the optionality for cash or equity settlement and requires all awards to be settled in Company common units, or in cash at the option of the Committee, reclassifying all previous liability awards as equity awards. Upon the

Board’s approval of the amendment, the awards were remeasured at the modification-date fair value and are accounted for as an equity-classified award going forward, so long as there are no further changes to the award.

The fair value of the awards is based on the fair value of the underlying common units on the Effective Date (the “Award Date”) as well as September 21, 2021 (the “Modification Date”). The fair value of the equity awards granted was $2.0 million on the Award Date, and the fair value of the liability awards was $1.3 million on the Award Date. Note that the incremental compensation cost due to the modification was less than $0.1 million. The fair value of the awards is based on the fair value of the underlying common units at a 1 to 1 ratio, and as such the fair value of one award equals the fair value of one common unit. The fair value of the common units was calculated at the Award Date and the Modification Date utilizing the income approach of valuation, plus cash on hand to determine the Company’s total Enterprise Value, divided by the total common units outstanding to arrive at a per unit fair value. As part of the utilization of the income approach of valuation, the Company utilized a risk-free rate equal to the yield of the US Treasury composite with 20-years to maturity. As the fair value of the awards relies on the underlying value of our common units, the volatility of our common units will affect the fair value of the awards. The volatility of the common units is closely related to our operations, which the Company estimates utilizing expected volatility in the analysis of the fair value of the common units. On the Modification Date the liability awards were remeasured as equity awards and had a fair value of $1.3 million. The weighted average remaining term of these awards is 2.4 years as of December 31, 2021 (Successor).

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued and reported in “Other current liabilities” and “Other non-current liabilities” in our Consolidated Balance Sheets. If it becomes probable that we will have to perform under a guarantee, we remeasure the liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party. Financial guarantees written are assessed for credit losses and any allowance is presented as a liability for off-balance sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the guarantee.

Note 3—Recent accounting standards

We adopted the following accounting standard updates (“ASUs”) in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:

•	ASU 2021-03 – Intangibles – Goodwill and Other (Topic 350): Accounting Alternative for Evaluating Triggering Events

•	ASU 2021-01 – Reference Rate Reform (Topic 848): Scope

•	ASU 2020-10 – Codification Improvement

•	ASU 2020-09 – Debt (Topic 470) – Amendments to SEC Paragraphs Pursuant to SEC Release No. 33-10762

•	ASU 2020-08 – Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs

•

ASU 2020-06 – Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) – Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity

•	ASU 2020-05 – Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) – Effective Dates for Certain Entities

•	ASU 2020-04 Reference Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting

•	ASU 2020-03 – Codification Improvements to Financial Instruments

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ASU 2020-02 – Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842) – Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting

•

ASU 2020-01 – Investments – Equity Securities (Topic 321), Investments – Equity Method and Join Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815

•	ASU 2019-12 – Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes

•	ASU 2019-11–Codification Improvements to Topic 326, Financial Instruments–Credit Losses

•	ASU 2019-01–Leases (Topic 842)–Codification Improvements

Recently issued accounting standards

Recently issued ASUs by the FASB that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:

ASU 2021-07–Compensation–Stock Compensation (Topic 718)–Determining the Current Price of an Underlying Share

In October 2021, the FASB issued ASU 2021-07 to address the concerns of private company stakeholders about the cost and complexity associated with determining the current price input into the valuation of a share-based award granted as compensation. The amendments in this ASU provide a practical expedient for a nonpublic entity to determine the current price input of equity-classified share-based awards issued to both employees and nonemployees. The practical expedient in the ASU will be effective prospectively for all qualifying awards granted or modified during the fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, with early application permitted for financial statements that have not yet been issued or made available for issuance as of October 25, 2021. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures.

ASU 2021-08–Business Combinations (Topic 805)–Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, the FASB issued ASU 2021-08 which addresses diversity in practice and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in the ASU require that an acquirer recognize and measure contract assets and liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers. For nonpublic entities, this ASU will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. We evaluated the impact of this standard update on our Consolidated Financial Statements and related disclosures and determined that there will be no material impact on the Consolidated Financial Statements and related disclosures.

ASU 2021-09–Leases (Topic 842)–Discount Rate for Lessees that are Not Public Business Entities

In November 2021, the FASB issued ASU 2021-09 which allows a lessee that is not a public business entity to elect an accounting policy to use a risk-free rate as its discount rate by class of underlying asset rather than at an entity-wide level, as is currently required by ASC 842, Leases. The amendments in this ASU also require that when the rate implicit in the lease is readily determinable for any individual lease, the lessee would use that rate regardless of whether it has made the risk-free rate election. For entities that have adopted ASC 842, the amendments in this ASU will be effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, with early application permitted. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures and do not believe there will be a material impact on the Consolidated Financial Statements and related disclosures.

ASU 2021-10—Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance

In November 2021, the FASB issued ASU 2021-10 which updated required disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about the types of transactions, the accounting for the transactions, and the effect of the transactions on an entity’s financial statements. This guidance will be effective for all entities for annual periods beginning after December 15, 2021, with early adoption permitted. We evaluated the impact of this standard update on our Consolidated Financial Statements and related disclosures and determined that there will be no material impact on the Consolidated Financial Statements and related disclosures.

Other accounting standard updates issued by the FASB

As of July 15, 2022, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 4—Chapter 11 Proceedings

From the Petition Date through the Effective Date, we prepared our Consolidated Financial Statements under Accounting Standards Codification 852, Reorganizations (“ASC 852”). ASC 852-10, Reorganizations, applies to entities that have filed a petition for relief under Chapter 11 of the Bankruptcy Code. ASC 852 requires that the financial statements, for periods subsequent to filing bankruptcy petitions, distinguish transactions and events that are directly associated with the reorganization to be distinguished from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in “Gain/(loss) on Reorganization items, net” on the Company’s Consolidated Statements of Operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the Consolidated Balance Sheets, particularly liabilities. Pre-petition obligations that may have been impacted by Chapter 11 reorganization process were classified on the Consolidated Balance Sheets within “Liabilities subject to compromise”.

Overview

Events leading to the Chapter 11 Cases

Since 2017, Seadrill Partners LLC and its debtor affiliates (Seadrill Texas LLC, Seadrill Hungary Kft., Seadrill Deepwater Drillship Ltd., Seabras Rig Holdco Kft., Seadrill Partners Operating LLC, Seadrill Ghana Operations Ltd., Seadrill Partners Malaysia Sdn Bhd., Seadrill Auriga Hungary Kft., Seadrill Polaris Ltd., Seadrill Gulf Operations Auriga LLC, Seadrill Canada Ltd., Seadrill Partners Finco LLC, Seadrill T-15 Ltd., Seadrill Gulf Operations Sirius LLC, Seadrill Partners B.V., Seadrill T-16 Ltd., Seadrill Capricorn Holdings LLC, Seadrill Gulf Operations Vela LLC, Seadrill Operating LP, Seadrill US Gulf LLC, Seadrill China Operations Ltd., Seadrill Operating GP LLC, Seadrill International Ltd., Seadrill Vela Hungary Kft., Seadrill OPCO Sub LLC, Seadrill Leo Ltd., Seadrill Vencedor Ltd., and Seadrill Mobile Units (Nigeria) Ltd) (collectively, the “Debtors,” and together with Seadrill Partners LLC’s direct and indirect non-Debtor subsidiaries and affiliates, collectively, “SDLP” and/or the “SDLP Group”), faced an onslaught of negative macroeconomic trends, including reduced upstream capital expenditures, a surplus in supply of available drilling units, and increased price competition. In response, SDLP and its seven-member Board of Directors proactively sought to address the SDLP Group’s capital structure challenges. Additionally, SDLP, through the four-member Conflicts Committee of its Board of

Directors (the “Conflicts Committee”), focused on several key conflict issues, including the potential to restructure and/or replace the management services agreements (the “MSA”) with Seadrill Limited to best maximize value. To that end, the Conflicts Committee retained Evercore as its independent financial adviser and Sheppard Mullin as its independent legal counsel.

Since the summer of 2020, the Debtors preserved liquidity in anticipation of a holistic balance-sheet restructuring in conjunction with the Strategic Process (as defined below). As part of these efforts, the Debtor Loan Parties executed two amendments to the Term Loan B Credit Agreement that preserved more than $100.0 million of cash-interest expense and the Debtors elected not to make a periodic payment with respect to certain swap obligations.

In connection with the Term Loan B Credit Agreement amendments, the Conflicts Committee (together with Evercore and Sheppard Mullin) commenced a strategic process by which it solicited third party interest to (a) enter into a new management and administrative services agreement with the Debtors with respect to one or more of their vessels and/or (b) participate in a merger or acquisition transaction involving the Debtors (collectively, the “Strategic Process”). The goal of the Strategic Process was to maximize the Debtors’ value for the benefit of their stakeholders, with a view to facilitate further discussion and negotiation surrounding the Debtors’ balance-sheet restructuring The Debtors, led by the Conflicts Committee, sought to use the Strategic Process to forge consensus with the Term Loan B (“TLB”) Lenders regarding a balance-sheet restructuring that would equitize all of the TLB Lenders’ claims through a scheme of arrangement or prearranged chapter 11 process.

On November 25, 2020, Seadrill Limited, without prior notice to SDLP, exercised certain purported rights under the MSA to settle approximately $24.2 million in purported various claims, which was $19.4 million in excess of the $4.8 million authorized by the Conflicts Committee (the “Cash Sweep”). Thereafter, the Conflicts Committee assessed Seadrill Limited’s actions and sought to chart a path forward to maximize the value of the Debtors in light of numerous considerations. Among other things, the Conflicts Committee: (a) conferred with the Debtors’ management team and the Conflicts Committee’s independent advisors; (b) engaged with the advisors to the Ad Hoc Group regarding the situation; (c) considered the effect of Seadrill Limited’s actions or potential actions on its operations, customers, and employees; and (d) engaged with independent counsel regarding potential legal recourse.

Following several days of review and numerous formal and informal meetings, both at the Conflicts Committee level and at the Board level, the Debtors determined that it was prudent to commence the reorganization proceedings (the “Chapter 11 Proceedings”) to ensure that no additional unauthorized settlements like the Cash Sweep occurred by Seadrill Limited and to use the chapter 11 process to maximize the value of the Debtors’ enterprise for the benefit of all stakeholders. In conjunction with their decision to commence the Chapter 11 Cases, the Debtors negotiated with the Ad Hoc Group for consensual use of cash collateral. As part of that agreement, the Debtors were to complete the Strategic Process, the outcome of which the Debtors anticipated would serve as the foundation for a plan of reorganization to address the Debtors’ over-leveraged balance sheet and an expeditious exit from Chapter 11 bankruptcy.

Bankruptcy Petitions and Chapter 11 Proceedings

On December 1, 2020 (the “Petition Date”), the Debtors filed voluntary petitions (the “Bankruptcy Petitions”) for relief under Chapter 11 (“Chapter 11”) of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”), triggering a stay on enforcement of remedies with respect to the Company’s debt obligations. As part of the Chapter 11 Proceedings, the Debtors were granted “first-day” relief which enabled us to continue operations without interruption and the Debtors continued to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The cases were jointly administered under Case No. 20-35740 (“Chapter 11 Cases”).

On February 12, 2021, the Debtors and certain of their pre-petition lenders executed a plan support agreement, which contemplated a series of restructuring transactions that would equitize approximately $2.8 billion in secured term loan obligations and select go-forward, value maximizing services providers. The restructuring transactions were effectuated through the Plan (as defined below).

As set forth in the Plan and the Disclosure Statement, holders of claims or interests in Classes 3, 4, and 5 were eligible to vote to accept or reject the Plan in accordance with the solicitation procedures. Holders of claims in classes 1 and 2 were unimpaired and conclusively presumed to accept the Plan and, therefore, did not vote to accept or reject the Plan. Holders of claims and interest in classes 8, 9, and 10 were impaired under the Plan, entitled to no recovery under the Plan, and are therefore were deemed to have rejected the Plan. Holders of claims in classes 6 and 7 were unimpaired and conclusively presumed to have accepted the Plan (to the extent reinstated) or were impaired and deemed to reject the Plan (to the extent cancelled and released), and, in either event, were not entitled to vote to accept or reject the Plan. All voting classes voted to accept the Plan in the numbers and amounts required by section 1126 of the Bankruptcy Code.

On May 14, 2021, the Debtors filed the Fourth Amended Joint Chapter 11 Plan of Reorganization of Seadrill Partners LLC and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan of Reorganization”, or the “Plan”) with the Bankruptcy Court. On May 14, 2021 (the “Confirmation Date”), the Bankruptcy Court entered an order (the “Confirmation Order”) approving the Disclosure Statement and confirming the Plan.

Emergence from Chapter 11 Proceedings

On May 24, 2021 (the “Effective Date”), SDLP successfully completed its financial restructuring and the Debtors successfully emerged from bankruptcy as Aquadrill LLC (“Aquadrill”, or the “Reorganized Debtor”). All conditions precedent to the restructuring contemplated by the Plan were satisfied or otherwise waived on or prior to the Effective Date. The Plan equitized approximately $2.8 billion in funded debt obligations, leaving the Company debt free on emergence. On the Effective Date, SDLP’s common and subordinated units were cancelled and common units of Aquadrill (“New Common Units”) were issued to former holders of SDLP’s Super Senior Term Loan Claims and TLB Secured Claims. Due to the cancellation of SDLP’s common and subordinated units on the Effective Date, Seadrill Limited was no longer a related party to, and holds no ownership interest in, Aquadrill. As part of the Plan, New Management Services Agreements were entered into for the management of the Company’s offshore drilling units and a Transition Services Agreement was agreed to with Seadrill Limited that provided for a safe and efficient transition. Additionally, the Plan resolved all potential claims against the Company alleged by related parties, secured creditors and unsecured creditors. All cash payments made by the Company under the Plan on the Effective Date were funded from cash on hand. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before December 1, 2020 and substantially alters or terminates all rights and interests of equity security holders as provided for in the plan.

Pre-petition claims and liabilities subject to compromise

On January 29, 2021, the Debtors filed schedules of assets and liabilities and statements of financial affairs with the Bankruptcy Court setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. The schedules and statements were subject to further amendment or modification after filing.

During bankruptcy, the Debtors’ liabilities were segregated into those subject to compromise and those not subject to compromise under ASC 852. Liabilities subject to compromise represented pre-petition obligations that were not fully secured and had at least a possibility of not being repaid at the full claim amount.

The Chapter 11 petition triggered an event of default under the Term Loan B Credit Agreement. As of the Petition Date, the Company reclassified the Term Loan B to liabilities subject to compromise and discontinued

recording interest. During the year ended December 31, 2020 (Predecessor), we paid interest of LIBOR + 6% on the original term loan and LIBOR + 10% on the super senior loans. LIBOR was subject to a 1% floor. As of the date of filing for Chapter 11, we were subject to an additional 2% default interest. The contractual interest expense on the Term Loan B not accrued in the Company’s Consolidated Statements of Operations was $21.3 million for the period from the Petition Date through December 31, 2020 (Predecessor) and $77.9 million for the period from January 1, 2021 through the Effective Date (Predecessor).

All holders of pre-petition claims except governmental units were required to file proofs of claim by February 15, 2021 (the “Bar Date”). Governmental units holding claims against the Debtors were required to file proof of claim by May 30, 2021. At the Bar Date, 285 claims totaling approximately $3.2 billion had been filed with the Bankruptcy Court against the Debtors. Subsequent to this date, approximately 166 further claims have been filed but this did not materially impact the overall amount claimed against the Debtors. Through the claims resolution process, we identified claims that we believe should be disallowed by the Bankruptcy Court because they were duplicative, were later amended or superseded, were without merit, or were overstated or for other reasons. Through the claims resolution process, differences in amounts scheduled by the Debtors and claims filed by creditors were investigated and resolved, including through the filing of objections with the Bankruptcy Court where appropriate. We filed objections with the Bankruptcy Court as necessary for claims we believed should have been disallowed. Claims we believed were allowable were reflected in “Liabilities subject to compromise” in the Consolidated Balance Sheets.

Prior to the Company’s emergence from Chapter 11 bankruptcy on the Effective Date, all pre-petition amounts of known or potential pre-petition claims to be resolved in connection with the Chapter 11 Proceedings were classified as “Liabilities subject to compromise” in the Consolidated Balance Sheets at the expected amount of the allowed claim. All liabilities subject to compromise excluding general unsecured claims (“GUC”) have either been settled or reinstated pursuant to the terms of the Plan. The GUC has not been settled and will not be settled prior to completion of our audited financials.

In light of the number of claims filed, the claims resolution process will take additional time to complete and continued after emergence. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Debtor-In-Possession

During the pendency of the Chapter 11 Cases, we operated our business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code. The Bankruptcy Court granted all first day motions filed by us which were designed primarily to minimize the impact of the Chapter 11 Cases on our normal day-to-day operations, our customers, regulatory agencies, including taxing authorities, and employees. As a result, we were able to conduct normal business activities and pay all associated obligations for the post-petition period and we were also authorized to pay and have paid pre-petition employees’ wages and benefits, pre-petition amounts owed to certain lienholders and critical vendors, amounts due to taxing authorities and other related taxes and funds belonging to third parties. During the pendency of the Chapter 11 Cases, all transactions outside the ordinary course of our business required the approval of the Bankruptcy Court.

New Management Services Agreements

Prior to the Chapter 11 filing, Seadrill Limited was a related party of the Company and owned 46.6% of the outstanding limited liability interests of the Company, which included 34.9% of the outstanding common units and 100% of the subordinated units. Seadrill Limited was responsible for the management, marketing, and operation of our fleet of drilling units through a series of management, operational support, and technical supervision service agreements. We were charged a fee for the services provided to us. Note that after the Effective Date Seadrill Limited was no longer a related party.

On January 20, 2021, the Company entered into a management agreement with Energy Drilling Management Pte. Ltd. (“Energy Drilling”) to maintain, market and operate our owned tender rigs; T-15, T-16, and Vencedor. The Energy Drilling MSA was the result of an extensive marketing process conducted by the Debtors. As part of this process, the Debtors reached out to numerous potential counterparties, received, and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment, decided to enter into the Energy Drilling MSA. On February 2, 2021, the Bankruptcy Court entered the Energy Drilling Order, approving the Debtors’ entry into the Energy Drilling MSA agreement. The agreement started a 90-day transition period of services provided for the T-15, T-16 and Vencedor from Seadrill Limited to Energy Drilling.

On February 9, 2021, the Debtors entered into the Vantage Drilling MSA with Vantage Holdings International (“Vantage Drilling”) for the management and operation of the Debtors’ fleet vessels. The Vantage Drilling MSA was the result of an extensive marketing process conducted by the Debtors, Evercore, and Sheppard Mullin, as conflicts counsel. The Debtors, through Evercore, reached out to numerous potential counterparties, received, and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment decided to enter into the Vantage Drilling MSA. On February 9, 2021, the Debtors submitted a motion for approval of a new framework agreement with Vantage Drilling for the management of certain rigs in our fleet.

Following the execution of the Vantage Drilling MSA, the Debtors continued to receive proposals with respect to the operation of certain of the Debtors’ vessels. Because the Vantage Drilling MSA remained subject to Bankruptcy Court approval (and was therefore not binding upon the Debtors), the Debtors undertook to assess such alternative proposals. Upon assessing such alternative proposals, the Debtors determined in their reasonable business judgment that the commercial proposition served by using a combination of Vantage Drilling, Diamond Offshore Drilling Inc. (“Diamond Offshore”), and Odfjell Drilling Ltd. (“Odjfell Drilling”), each as managers of certain of the Debtors’ vessels, was superior to the original Vantage Drilling management structure. Therefore, on March 16, 2021, the Debtors filed their Supplement to Debtors’ Emergency Motion for an Order (A) Authorizing the Debtors to Enter into a New Framework Agreement with Vantage Drilling International for the Debtors’ Fleet Vessels, and (B) Granting Related Relief (the “Supplement to MSA Motion”) seeking approval of management services agreements with Vantage Drilling, Diamond Offshore, and Odjfell Drilling. The Supplement to MSA Motion was heard on March 18, 2021. The Bankruptcy Court approved the motion, authorizing the Debtors to enter into management services agreements with Diamond Offshore, Odfjell Drilling, and an amended management services agreement with Vantage Drilling (collectively the Energy Drilling, Vantage Drilling, Diamond Offshore and Odfjell Drilling agreements are the “MSA Agreements” and Energy Drilling, Vantage Drilling, Diamond Offshore and Odfjell Drilling are the “MSA Managers”).

Seadrill Limited Global Settlement

On April 16, 2021, the Bankruptcy Court entered the MSA Settlement Order, which among other things, approved the Settlement (as defined in the MSA Settlement Order) by and among SDLP and each of its direct and indirect debtor and non-debtor subsidiaries and affiliates and Seadrill Limited and Seadrill Management Ltd. collectively with each of its debtor and non-debtor subsidiaries that provided services to SDLP under the Amended and Restated Management and Administrative Services Agreement, dated as of September 11, 2017, and all related agreements, and certain ancillary agreements (collectively, the “Seadrill Limited MSA”) (collectively, the “Parties”). The MSA Settlement Order provided for a global settlement between SDLP and Seadrill Limited, under which there was a comprehensive resolution of all disputes and claims and causes of action regarding pre-petition claims between SDLP and Seadrill Limited, post-petition charges under the management and administrative services agreements between the Parties, and provisions for go-forward transition services, each pursuant to a final order of the Bankruptcy Court. The Settlement Order among other things, deemed all payments due under the Settlement to be administrative claims against SDLP as defined in the Bankruptcy Code, authorized the Parties to perform any and all obligations contemplated by the Settlement, and modified the MSAs between the Parties during the transition period to reflect the terms of the Settlement and terminated the MSAs between the Parties at the conclusion of the transition period.

Under the MSA Settlement Order, Seadrill Limited was to provide restructuring and transition services to SDLP, within the scope set forth in the MSA Settlement Order through June 30, 2021 in exchange for a total fee of $3.0 million, inclusive of a restructuring services fee of $0.7 million for the period December 2020 through June 2021 (the “Restructuring Services Fee”) and a fee of $2.3 million (the “Transition Support Fee”), which fees were to be paid by SDLP in accordance with the terms and on the timing set forth in the MSA Settlement Order. Under the MSA Settlement Order, Seadrill Limited was not obligated to provide restructuring or transition services after June 30, 2021, so long as Seadrill Limited had made reasonable efforts to plan and complete the transition by such date. Further the MSA Settlement Order provided that Seadrill Limited ceased to be obliged to market the SDLP vessels.

Additionally, the SDLP Debtors were authorized and directed to pay Seadrill Limited a total fixed amount of $11.3 million on account of management services provided, consisting of $2.3 million per month from December 1, 2020 through April 30, 2021. The fixed fees covered all rigs, regardless of operating status. The fixed fees also included access to the capital-spares pool through April 30, 2021.

Furthermore, under the MSA Settlement Order, Seadrill Limited committed to seek customer approval to transition the Vela and Capella rigs to the applicable MSA providers prior to drilling contract completion date and work in good faith to achieve a safe and efficient transition if customer consent was received. SDLP was to pay Seadrill Limited operating fees of $25,000 per day for each of those rigs, effective May 1, 2021, through the date that any third party MSA provider was then in control of any respective rig. This fee included access to the capital spares pool through successful transition of the SDLP rigs to their new MSA providers.

In addition, the MSA Settlement Order provided that outstanding amounts for direct pass-through costs paid by Seadrill Limited from December 2020 onward were to be paid by SDLP to Seadrill Limited. Additionally, SDLP was to pay Seadrill Limited for unpaid pass-through costs accrued in December 2020, January 2021, and February 2021, in the amount of approximately $6.5 million. Furthermore, SDLP was to pay Seadrill Limited for ongoing monthly pass-through costs.

The MSA Settlement Order additionally authorized and directed the SDLP Debtors to fund $9.0 million in cash into a separate, segregated SDLP bank account to be used for the sole purpose of securing payments under the MSA Settlement Order (the “Segregated Account”). The balance of the Segregated Account was to remain at or above the initial funding amount until services provided to SDLP by Seadrill Limited under the terms of the Settlement were fully paid for. The Settlement Order deemed the cash in the Segregated Account free and clear of all preexisting liens, claims, and encumbrances and granted Seadrill Limited a first priority lien on the Segregated Account to secure amounts owed under the Settlement. Other than with respect to payments contemplated by the Settlement, SDLP was to not remove cash from the Segregated Account.

Furthermore, under the MSA Settlement Order, Seadrill Limited waived all claims it held with respect to the SDLP estates and SDLP waived all claims against Seadrill Limited’s estates.

Rejection of Executory Contracts

Subject to certain exceptions, under the Bankruptcy Code, the Debtors had the right to assume, amend and assume, assign or reject certain executory contracts and unexpired leases, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of a contract required the Debtors to satisfy pre-petition obligations under the contract, which potentially included payment of pre-petition liabilities in whole or in part. Rejection of a contract was typically treated as a breach occurring as of the moment immediately preceding the Petition Date. Subject to certain exceptions, this rejection relieved the Company from performing future obligations under the contract but entitled the counterparty to assert a pre-petition general unsecured claim for damages. During Chapter 11 proceedings, the Company identified one lease to reject based on the Company no longer utilizing the leased premises. No other contracts were rejected.

Key terms of the Plan of Reorganization

As set out above, the Plan was confirmed by the Bankruptcy Court on May 14, 2021 and became effective when the Debtors emerged from the Chapter 11 Proceedings on May 24, 2021. The Plan provided for, among other things, that:

•	Predecessor equity interests were cancelled, released, and extinguished and the Predecessor equity holders did not receive any consideration;

•	20 million New Common Units of the Successor company were issued or reserved for issuance, in accordance with the Plan;

•	Approximately 31.8% of the New Common Units were issued or reserved for issuance to holders of super senior term loan claims against the Company and certain of its Chapter 11 debtor affiliates;

•	Approximately 68.2% of the New Common Units were issued or reserved for issuance to holders of TLB secured claims against the Company and certain of its Chapter 11 debtor affiliates;

•	All outstanding obligations under the Term Loan B were settled in New Common Units;

•	The limited liability company agreement was amended for the authorization of the New Common Units and to provide registration rights thereunder, among other corporate governance actions;

•

$12.7 million of certain general unsecured claims were to receive their pro-rata share of the $2.3 million that was funded on the Effective Date into the General Unsecured Claim Distribution Account with the residual continuing unimpaired;

•	The holders of other secured claims and other priority claims received payment in full in cash on the Effective Date or through the ordinary course of business after the Effective Date;

•	The MSA Agreements were entered into for the management of the Company’s offshore drilling units. See the New Management Services Agreements item above for further discussion on the MSA Agreements;

•

The Settlement Agreement was entered into with Seadrill Limited which cancelled and released all pre-petition receivables and payables between us and Seadrill Limited. Approximately $4.9 million in payables to Seadrill Limited remained as of the Effective Date, which were reclassified to third-party payables upon emergence. See the Seadrill Limited Global Settlement item above for further discussion on the Settlement Agreement with Seadrill Limited;

•

A Transition Services Agreement was agreed to with Seadrill Limited that provided for a safe and efficient transition. See the Seadrill Limited Global Settlement item above for further discussion on the Transition Services Agreement;

•	The Plan resolved all potential claims against the Company alleged by related parties, secured creditors and unsecured creditors;

•

The Board of Directors authorized the 2021 Long-term Incentive Plan (“2021 LTIP”) which provides for awards in the form of Options, Unit Appreciation Rights, Restricted Unit Awards, Restricted Settlement Unit Awards, Performance Awards, or other Unit-Based awards. 1,052,631 New Common Units were authorized and reserved for issuance pursuant to the 2021 LTIP. No New Common Units were issued under the 2021 LTIP as of the Effective Date.

As of the Effective Date, in accordance with the Plan, the Board of Directors consisted of five members, comprised of the Company’s Chief Executive Officer, Steven L. Newman, and four new members, Alan S. Bigman, John Bishop, Daniel C. Herz, and N. John Lancaster, Jr.

Reorganization items, net

Incremental expenses, gains and losses that were realized or incurred between the Petition Date and the Effective Date and as a direct result of the Chapter 11 Cases and the implementation of the Plan, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments are classified as “Gain/(loss) on Reorganization items, net” in the Consolidated Statements of Operations. Advisory and professional fees associated with our restructuring that were incurred before the Petition Date are recorded in “Other financials items” in our Consolidated Statements of Operations. For the year ended December 31, 2020 (Predecessor), $9.5 million of professional and advisory fees that were incurred pre-petition were recorded in “Other financials items”. Advisory and professional fees associated with our restructuring that were incurred after the Effective Date are recorded in “Restructuring and other expenses” in our Consolidated Statements of Operations. For the period from May 25, 2021 through December 31, 2021 (Successor), $3.7 million of professional and advisory fees that were incurred after the Effective Date were recorded in “Restructuring and other expenses”.

The following table summarizes the components included within Reorganization items, net (in millions):

	Successor	Predecessor
(In $ millions)	Period from May 25, 2021 to December 31, 2021	Period from January 1, 2021 to May 24, 2021	Period from December 1, 2020 to December 31, 2020
Advisory and professional fees	$—	$35.4	$7.1
Write-off of unamortized debt issuance costs	—	—	42.9
Gain on liabilities subject to compromise	—	(2,292.1)	—
Interest income on surplus cash invested	—	(0.1)	(0.2)
Fresh start valuation adjustments	—	150.0	—
Success fees for professional service providers	—	9.8	—
Elimination of Predecessor accumulated other comprehensive income	—	0.1	—

Total Gain/(loss) on reorganization items, net	$—	$(2,096.9)	$49.8

Advisory and professional fees—Professional and advisory fees incurred for post-petition Chapter 11 expenses.

Write-off of unamortized debt issuance costs—On the Petition Date, $42.9 million of unamortized debt issuance costs on the impaired secured credit facilities and unsecured bonds were expensed.

Gain on liabilities subject to compromise—At emergence from Chapter 11 we settled our liabilities subject to compromise in accordance with the Plan. The total net gain on liabilities subject to compromise of $2,292.1 million is comprised of a $65.8 million gain resulting from the Settlement Agreement approved by the court on May 14, 2021 and a $2,226.3 million gain on liabilities subject to compromise at emergence. Refer to Note 5 – Fresh Start Accounting for further information.

Interest income on surplus cash invested—Interest income recognized on cash held within entities that had filed for Chapter 11.

Fresh start valuation adjustments—At emergence from Chapter 11, our assets and liabilities were recorded at reorganization value in accordance with ASC 852. The effects of the application of fresh start accounting were applied as of May 24, 2021 and the new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet as of December 31, 2021 (Successor) and the related adjustments thereto were recorded in the Consolidated Statement of Operations in the Predecessor. Refer to Note 5 – Fresh Start Accounting for further information.

Success fees for professional service providers—Represents professional and advisory fees earned conditionally upon our emergence from bankruptcy.

Elimination of Predecessor accumulated other comprehensive income (“AOCI”)—All equity of the Predecessor Company was written off, including AOCI at emergence. The adjustment of AOCI was recorded as a reorganization item, consistent with the concept of applying fresh-start adjustments to the respective assets or liabilities which gave rise to the component of other comprehensive income.

Note 5—Fresh Start Accounting

Fresh Start Accounting

Upon emergence from bankruptcy, the Company met the criteria and were required to adopt fresh start accounting in accordance with the provisions set forth in ASC 852, Reorganizations, as (i) the holders of the then-existing voting units of the Predecessor prior to emergence received less than 50% of the new voting units of the Successor outstanding following its emergence from bankruptcy and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.

We applied fresh start accounting effective May 24, 2021 which resulted in a new basis of accounting and Aquadrill becoming a new entity for financial reporting purposes with no beginning retained earnings or deficit as of the Effective Date. The effects of the Plan and the application of fresh start accounting were applied as of May 24, 2021 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of December 31, 2021 (Successor) and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as “Gain/(loss) on Reorganization items, net” during the period from January 1, 2021 through May 24, 2021 (Predecessor). As a result of the application of fresh start accounting and the effects of the implementation of the Plan, certain values and operational results of the consolidated financial statements subsequent to May 24, 2021 are not comparable to those in the Company’s consolidated financial statements prior to and including May 24, 2021. The Effective Date reorganization values of the Successor’s assets differ materially from their recorded values as reflected on the historical balance sheet of the Predecessor.

Reorganization Value

Reorganization value, as determined in accordance with Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”), represents the fair value of the Successor Company’s total assets before the consideration of liabilities and is intended to approximate the amount a willing buyer would pay for the assets immediately after the effects of the restructuring. Under fresh start accounting, we are required to allocate the reorganization value to the Company’s individual identifiable tangible and intangible assets and liabilities based on their estimated fair values (except for deferred income taxes) in conformity with Accounting Standards Codification 805, Business Combinations (“ASC 805”). Deferred income tax amounts were determined in accordance with Accounting Standards Codification 740, Income Taxes (“ASC 740”).

As set forth in the Plan and the related disclosure statement approved by the Bankruptcy Court, the valuation analysis resulted in an enterprise value of the Successor to be between $350.0 million to $650.0 million, with a midpoint of $500.0 million. After deducting estimated undiscounted cash needed to fund operations of $225.0 million and adding estimated pre-emergence Cash of $255.0 million, the valuation analysis resulted in an implied Equity Value of approximately $380.0 million to $680.0 million, with a midpoint of $530.0 million. Based on the estimates and assumptions discussed below, the Company valued the Successor’s individual assets, liabilities, and equity instruments for financial reporting purposes and determined the value of the enterprise was approximately $500.0 million as of the Effective Date, which fell in line with the midpoint of the forecast enterprise value ranges approved by the Bankruptcy Court.

The company estimated the enterprise value of the Successor using a discounted cash flow (“DCF”) method. The DCF analysis is a forward-looking enterprise valuation methodology that estimates fair value by calculating the present value of expected future cash flows to be generated plus a present value of the estimated terminal value. The Company established an estimate of future cash flows through 2025 based on earnings forecasts and assumptions regarding growth and margin projections. A terminal value was included and was calculated using the constant growth method based on the projected cash flows of the final year of the forecast period plus 2.0% per annum until the end of the life of the drilling unit. Income taxes were forecast as a percentage of revenue utilizing an estimated effective tax rate of 6.0% for drillships and semi-submersible rigs and 3.2% for tender rigs. The discount rate was estimated based on an after-tax weighted average cost of capital (“WACC”) reflecting the rate of return that would be expected by a market participant and equated to approximately 21.5%. The WACC also takes into consideration a company-specific risk premium, reflecting the risk associated with the overall uncertainty of the financial projections used to estimate future cash flows.

While the Company considers such estimates and assumptions reasonable, they are inherently subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control and, therefore, may not be realized. Changes in these estimates and assumptions may have a significant effect on the determination of the Company’s enterprise value. The assumptions used in the calculations for the DCF analysis included projected revenue, costs and cash flows which represented the Company’s best estimates at the time the analysis was prepared. The DCF analysis has various complex considerations and judgments, including the discount rate and all of the other projections. Due to the unobservable inputs to the valuation, the fair value would be considered Level 3 in the fair value hierarchy.

The estimated enterprise value is not necessarily indicative of the actual value and the financial results; changes in the economy or the financial markets could result in a different enterprise value. The actual value of the business is subject to certain uncertainties and contingencies that are difficult to predict and will fluctuate with changes in various factors affecting the financial conditions and prospects of such a business.

Fair values are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, and financial projections will be realized, and actual results could vary materially.

Valuation of Drilling Units

Our fleet of drilling units comprise our principal assets. With the assistance of valuation experts, we determined a fair value of these drilling units based primarily on an income approach utilizing a DCF analysis. We established an estimate of future cash flows for the period ranging from emergence to the end of life for each rig and discounted the estimated future cash flows to present value. The expected cash flows used in the discounted cash flows were derived from earnings forecasts and assumptions regarding growth and margin projections.

Discount rates of 18.8% to 27.0% were estimated based on an after-tax weighted average return on assets (“WARA”) reflecting the rate of return that would be expected by a market participant. The WARA also takes into consideration rig-specific risk premium reflecting the risk associated with the overall uncertainty of the financial projects used to estimate future cash flows. We used a cost approach to value drilling units that have been targeted for recycling post-emergence based on the actual scrap value of the drilling unit.

Reconciliation of enterprise value to fair value of Successor common equity

The following table reconciles the enterprise value to the estimated fair value of the Successor’s equity at the Effective Date (in millions):

Enterprise Value, excluding cash	$500.0
Plus : Excess Cash[1]	64.5

Fair value of Successor equity	$564.5

(1)	Excess cash of $64.5 million is calculated by taking the Company’s Successor cash and cash equivalents balance of $289.5 million less $225.0 million of minimum cash required to operate the business as determined by management. The minimum cash required to operate the business of $225.0 million was also utilized in the estimation of the range of enterprise values included in the Plan and approved by the Bankruptcy Court.

Reorganization value and enterprise value were estimated using numerous projections and assumptions that are inherently subject to significant uncertainties and resolution of contingencies that are beyond our control. Accordingly, the estimates set forth herein are not necessarily indicative of actual outcomes, and there can be no assurance that the estimates, projections or assumption will be realized.

The following table reconciles the enterprise value to the estimated reorganization value as of the Effective Date (in millions):

Enterprise Value, excluding cash	$500.0
Plus : Excess Cash	64.5
Plus: Current liabilities, non-interest bearing	64.3
Plus: Deferred tax liabilities, non- current	0.8
Plus: Other non-current liabilities	45.1

Reorganization Value	$674.7

Consolidated Balance Sheet

The adjustments included in the following Consolidated Balance Sheet reflect the effects of the consummation of the transactions contemplated by the Plan (reflected in the column “Reorganization Adjustments”) as well as fair value adjustments as a result of the adoption of fresh start accounting (reflected in the column “Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine fair values or other amounts of the assets and liabilities as well as significant assumptions or inputs.

	As of May 24, 2021 (RESTATED)
	Predecessor Company	Reorganization Adjustments (Predecessor)		Fresh Start Adjustments (Predecessor)		Successor Company
	(In millions)
ASSETS
Cash and cash equivalents	$323.5	$(34.0	)(a)	$—		$289.5
Restricted cash	25.3	2.5	(b)	—		27.8
Accounts receivable, net	30.8	—		—		30.8
Other current assets	18.2	22.8	(c)	(5.5	)(l)	35.5

Total current assets	397.8	(8.7)		(5.5)		383.6

Non-current assets
Drilling units	427.8	—		(137.7	)(m)	290.1
Deferred tax assets	1.0	—		—		1.0
Other non-current assets	7.3	—		(7.3	)(l)	—

Total non-current assets	436.1	—		(145.0)		291.1

Total assets	$833.9	$(8.7)		$(150.5)		$674.7

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Trade accounts payable and accruals	$12.2	$9.1	(d)	$—		$21.3
Related party payable	4.9	(4.9	)(e)	—		—
Other current liabilities	44.0	(0.5	)(f)	(0.5	)(n)	43.0

Total current liabilities	61.1	3.7		(0.5)		64.3

Liabilities subject to compromise	2,793.1	(2,793.1	)(g)	—		—

Non-current liabilities
Deferred tax liability	0.8	—		—		0.8
Other non-current liabilities	45.1	—		—		45.1

Total non-current liabilities	45.9	—		—		45.9

Commitments and contingencies
Equity
Member’s capital
Predecessor members’ unit capital	235.5	(235.5	)(h)	—		—
Predecessor additional paid in capital	1,509.0	(1,509.0	)(h)	—		—
Successor additional paid in capital	—	564.5	(k)	—		564.5
Predecessor accumulated other comprehensive (loss)/ income	(0.1)	0.1	(i)	—		—
Predecessor accumulated (deficit)/ earnings	(4,451.2)	4,601.2	(j)	(150.0	)(o)	—

Total members’ capital	(2,706.8)	3,421.3		(150.0)		564.5
Non-controlling interest	640.6	(640.6	)(h)	—		—

Total (deficit)/equity	(2,066.2)	2,780.7		(150.0)		564.5

Total liabilities and equity	$833.9	$(8.7)		$(150.5)		$674.7

Reorganization Adjustments (in millions):

(a)	Adjustments to cash and cash equivalents included the following:

Cash and cash equivalents
Payment for professional fees	(7.9)
Funding of Professional Fee Escrow Account	(21.6)
Payment to Transocean for Administrative Claim related to Patent Settlement	(2.0)
Funding of General Unsecured Claim Distribution Account	(2.3)
Funding of Claim Administration Distribution Account	(0.2)

Change in cash and cash equivalents	(34.0)

(b)	Adjustments to restricted cash included the following:

Restricted cash
Funding of General Unsecured Claim Distribution Account	2.3
Funding of Claim Administration Distribution Account	0.2

Change in restricted cash	2.5

(c)	Adjustments to other current assets included the following:

Other current assets
Funding of Professional Fee Escrow Account	21.6
Recognition of prepaid amount related to the Transocean Patent Settlement	1.2

Changes in other current assets	22.8

(d)	Adjustments to trade accounts payable and accruals included the following:

Trade accounts payable and accruals
Accrual for undistributed Claim Distribution Account for General Unsecured Claims on emergence	2.3
Payment of professional fees	(3.7)
Success fees accrued upon emergence	5.6
Reclassification from related party payable to trade account payable related to certain amounts owed to Seadrill Limited	4.9

Change in trade accounts payable and accruals	9.1

(e)	Reflects the reclassification from related party payable to trade accounts payable related to certain amounts owed to Seadrill Limited.

(f)	Adjustments to other current liabilities included the following:

Other current liabilities
Recognition of income tax payable as a result of the reorganization	0.3
Payment to Transocean for Administrative Claim related to Patent Settlement	(0.8)

Change in other current liabilities	(0.5)

(g)	Liabilities subject to compromise were settled as follows in accordance with the Plan:

Gain on liabilities subject to compromise
Senior undersecured or impaired external debt	2,727.1
Derivatives previously recorded at fair value	20.8
Account payables and other liabilities*	12.7
Accrued interest payable	32.5

Liabilities subject to compromise	2,793.1
Less: Fair value of equity issued to holders of super senior term loan claims and TLB secured claims	(564.5)
Less: Undistributed Claim Distribution account for holders of General Unsecured Claims on emergence	(2.3)

Gain on settlement of liabilities subject to compromise	2,226.3

*	Includes liabilities with related parties. Refer to Note 20—“Related party transactions”.

(h)	Reflects the cancellation of Predecessor members’ capital and non-controlling interest to accumulated earnings

(i)	Reflects the reorganization adjustment to reset accumulated other comprehensive income.

(j)	Adjustments to Predecessor accumulated (deficit)/earnings included the following:

Predecessor accumulated (deficit)/earnings
Gain on settlement of liabilities subject to compromise	2,226.3
Cancellation of Predecessor members’ capital	1,744.5
Success fees incurred upon emergence	(9.8)
Cancellation of accumulated other comprehensive income	(0.1)
Cancellation of non-controlling interest	640.6
Recognition of tax expenses related to reorganization adjustments	(0.3)

Total change in Predecessor accumulated earnings	4,601.2

(k)	Reflects the issuance of 20,000,000 common units to holders of super senior term loan claims and TLB secured claims

Fresh Start Adjustments (in millions)

(l)

Adjustment to write-off (i) current deferred mobilization costs of $1.6 million that have no future economic benefit to the Successor and (ii) write-off of current assets of $3.9 million and non-current assets of $7.3 million relating to Predecessor D&O insurance policies that have no future economic benefit to the Successor

(m)	Adjustment to the drilling units to record the fair value of the rigs and capital spares utilizing a combination of income-based and market-based approaches

(n)	Adjustment to write-off current deferred mobilization revenues that do not represent future performance obligations of the Successor

(o)	Reflects the fresh start accounting adjustment to reset accumulated earnings

Note 6—Revenue from contracts with customers

The following table provides information about receivables and contract liabilities from our contracts with customers:

	Successor	Predecessor
(In $ millions)	2021	2020
Accounts receivable, net	35.0	56.6
Current contract liabilities (deferred revenues)(1)	5.6	0.9

(1)

Current contract liabilities balances are included in “Other current liabilities” in our Consolidated Balance Sheets at December 31, 2021 (Successor) and are primarily related to deferred mobilization revenues that will be recognized as mobilization revenue over the contract term.

Significant changes in the contract liabilities balances during the period from May 25, 2021 to December 31, 2021 (Successor), the period from January 1, 2021 to May 24, 2021 (Predecessor) and year ended on December 31, 2020 (Predecessor) are as follows:

	Successor	Predecessor
(In $ millions)	Period from May 25, 2021 to December 31, 2021	Period from January 1, 2021 to May 24, 2021	Year ended December 31, 2020
Contract liabilities at start of period	—	0.9	3.0
Decrease due to amortization of revenue that was included in the beginning contract liability balance	—	(0.9)	(3.0)
Increase due to cash received, excluding amounts recognized as revenue	5.6	0.5	0.9
Fresh start accounting adjustments	—	(0.5)	—

Contract liabilities at end of period	5.6	—	0.9

The deferred revenues balance of $5.6 million reported in “Other current liabilities” at December 31, 2021 (Successor) is expected to be realized within the next twelve months

Note 7—Taxation

Income taxes consist of the following:

(In $ millions)	Successor	Predecessor
	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021	Year ended December 31, 2020
Current tax (benefit)/expense:
U.K.	—	—	—
Foreign	(2.5)	5.5	28.3

Total current tax (benefit)/expense	(2.5)	5.5	28.3
Deferred tax (benefit)/expense:):
U.K	—	—	—
Foreign	(6.1)	2.1	1.7

Total income tax (benefit)/expense	(8.6)	7.6	30.0

Aquadrill LLC is tax resident in the U.K. The Company’s controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently some of the Company’s controlled affiliates formed in the Marshall Islands along with all those incorporated in the U.K. (none of whom presently own or operate rigs) are resident in the U.K. and are subject to U.K. tax. Subject to changes in the jurisdictions in which the Company’s drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company’s effective income tax rate may vary substantially from one reporting period to another.

The Company’s effective income tax rate for each of the period from May 25, 2021 through December 31, 2021 (Successor), the period from January 1, 2021 through and including May 24, 2021 (Predecessor) and years ended on December 31, 2020 (Predecessor) differs from the U.K. statutory income tax rate as follows:

	Successor	Predecessor
	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021	Year ended December 31, 2020
U.K. statutory income tax rate	19.0%	19.0%	19.0%
Non-U.K. taxes	(6.9)%	(18.6)%	(19.7)%

Effective income tax rate	12.3%	0.4%	(0.7)%

The Company is expected to recognize a tax benefit of $3.0 million during the year ended December 31, 2021 (Successor) by carrying back net operating losses to previous years. Due to the CARES Act in the U.S., the Company recognized a tax benefit of $6.0 million during the year ended December 31, 2020 (Predecessor) by carrying back net operating losses to previous years.

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Our deferred tax assets consist of the following:

	Successor	Predecessor
(In $ millions)	2021	2020
Provisions	—	54.9
Net operating losses carryforward	248.4	221.5
Interest carryforward	74.4	—
Property, plant and equipment	158.0	174.5
Other	1.7	3.6

Gross deferred tax assets	482.5	454.5

Valuation allowance	(474.9)	(451.6)

Deferred tax asset, net of valuation allowance	7.6	2.9

Our deferred tax liabilities consist of the following:

	Successor	Predecessor
(In $ millions)	2021	2020
Unremitted earnings of subsidiaries	1.1	0.6

Gross deferred tax liabilities	1.1	0.6
Net deferred tax asset	6.5	2.3

As of December 31, 2021 (Successor), deferred tax assets related to net operating loss (“NOL”) carryforwards were $248.4 million, which can be used to offset future taxable income. NOL carryforwards which were generated in various jurisdictions, include $67.4 million which will not expire and $181.0 million that will expire between 2023 and 2038 if not utilized. We establish a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if our estimates of future taxable income change. Our valuation allowance primarily consists of $241.7 million on NOL carryforward, $158.0 million on PP&E and $74.4 million on interest carryforward.

Uncertain tax positions

As of December 31, 2021 (Successor), the Company had a total amount of unrecognized tax benefit of $41.2 million ($39.2 million at December 31, 2020 (Predecessor)), excluding of interest and penalties included in “Other non-current liabilities” on the Consolidated Balance Sheets. The changes to the Company’s balance related to unrecognized tax benefits were as follows:

	Successor	Predecessor
(In $ millions)	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021	Year ended December 31, 2020
Balance beginning of year	39.2	39.2	40.2
Increases as a result of positions taken in prior years	2.0	—	—
Decreases as a result of positions taken in prior years	—	—	(1.0)
Settlements	—	—	—

Unrecognized tax benefits	41.2	39.2	39.2

Accrued interest and penalties totaling $7.0 million as of December 31, 2021 (Successor), $5.9 million as of May 24, 2021 (Predecessor) and $5.2 million as of December 31, 2020 (Predecessor) were included in “Other non-current liabilities” on the Consolidated Balance Sheets. The Company recognized interest and penalty expense of $1.1 million as “Income tax (expense)/benefit” in the Consolidated Statements of Operations the period from May 25, 2021 through December 31, 2021 (Successor), $0.7 million expense for the period from January 1, 2021 through and including May 24, 2021 (Predecessor) ($1.2 million expense as of December 31, 2020 (Predecessor).

As of December 31, 2021 (Successor) and December 31, 2020 (Predecessor), $48.2 million and $44.4 million, respectively, of our unrecognized tax benefit, including penalties and interest, would have a favorable impact to the Company’s effective tax rate if recognized.

Tax examinations

The Company is subject to taxation in various jurisdictions. The Ghana tax authorities have issued a series of assessments with respect to our returns for certain years up to 2018 in respect of indirect and direct taxes. The assessments are for an aggregate amount of $17.9 million as of the date of this report. These assessments are being robustly contested including filing relevant appeals. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statement of Operations or Statement of Cash Flows.

The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
United States	2017
Nigeria	2012
Ghana	2013

Note 8—Other revenues

Other revenues comprise the following items:

	Successor	Predecessor
(In $ millions)	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021	Year ended December 31, 2020
Early termination revenue	—	—	—
Related party other revenues	—	—	1.1

Total	—	—	1.1

Related party other revenues primarily relate to revenue from the sale of inventories and spare parts to Seadrill Limited, which was a related party prior to the Effective Date. Please refer to Note 20 – “Related party transactions” for further detail on related party other revenues.

Note 9—Other operating items

Other operating items comprise the following:

	Successor	Predecessor
(In $ millions)	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021	Year ended December 31, 2020
Gain on sale of assets	0.8	—	—
Revaluation of contingent consideration	—	—	—
Impairment of long-lived assets	—	—	(4,210.4)

Total	0.8	—	(4,210.4)

During the period from May 25, 2021 to December 31, 2021 (Successor), we recognized a gain on sale of assets of $0.8 million. This gain resulted from the sale of inventories and spare parts to Seadrill Limited, a former related party.

During the year ended December 31, 2020 (Predecessor), we recognized an impairment against our long-lived assets of $4,210.4 million. For further information refer to Note 10—“Impairment of long-lived assets”.

Note 10—Impairment of long-lived assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. In the first quarter of 2020, as a result of the deteriorating market due to COVID-19 and oil price declines, there was an impairment triggering event and we recognized an impairment of $922.9 million in respect of certain idle drilling units. Additionally, during the fourth quarter of 2020, our view was that the challenging market conditions were likely to persist for a sustained period and that certain of our cold stacked units were unlikely to return to the working fleet. As such, at that time we concluded there was a further impairment triggering event for our drilling unit fleet and we recognized an impairment of $3,287.5 million.

On assessment of asset recoverability through an estimated undiscounted future net cash flow we calculated the value to be lower than the carrying value for all of our rigs, of which we recognized full impairments of the Sirius and Leo and partial impairments for all other rigs. This resulted in impairment expenses of $4,210.4 million during 2020 which were classified within “Impairment of long-lived assets” on our Consolidated Statement of Operations for the year ended December 31, 2020 (Predecessor).

During 2021, no impairment triggering events were identified and as such the Company determined no impairments necessary for the period.

Note 11—Interest expense

Interest expense consists of the following:

	Successor	Predecessor
(In $ millions)	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021	Year ended December 31, 2020
Interest on debt facilities(1)	—	—	189.2
Loan fee amortization(2)	—	—	44.2
Other (3)	—	—	1.9

Total interest expense	—	—	235.3

(1)

Prior to the Effective Date, we were charged interest on our debt facilities at rates explained in Note 16 - “Debt”. As a result of filing for Chapter 11, no interest was recognized from December 1, 2020. Contractual interest that would have been accrued in the Company’s Consolidated Statements of Operations was $21.3 million for the period from the Petition Date through December 31, 2020 (Predecessor) and $77.9 million for the period from January 1, 2021 through the Effective Date (Predecessor). For further details refer to Note 4—“Chapter 11 Proceedings”.

(2)

Prior to the Effective Date, we incurred loan fees on our debt facilities that were amortized over the term of the loan. The increase in 2020 was due to commitment and exit fees incurred on the new super senior loans. For further details refer to Note 16 - “Debt”. As a result of filing for Chapter 11, no loan fee amortization occurred.

(3)

Other interest expense primarily related to the discount on contingent consideration payable to Seadrill Limited, which was a related party prior to the Effective Date. For further details refer to Note 20 - “Related party transactions”.

Note 12—Restricted cash

Restricted cash at December 31, 2021 (Successor) consists of $2.5 million for cash held as collateral for a guarantee with DNB Bank ASA to provide security for the payment, discharge and performance of secured obligations, $9.8 million for cash held as collateral for a guarantee with Danske Bank to provide security for the payment, discharge and performance of secured obligations, $9.0 held in the Segregated Account related to the MSA Settlement Order, $2.3 million for bankruptcy related costs, $0.6 million for cash that has been frozen in Nigeria for the ongoing tax audit for services provided by the Capella and $0.5 million related to the Energy Drilling MSA. Restricted cash consisted of $16.4 million at December 31, 2020 (Predecessor) for cash held as collateral for a guarantee with Danske Bank to provide security for the payment, discharge and performance of secured obligations.

Note 13—Accounts receivable

Accounts receivable are held at their nominal amount less an allowance for expected credit losses. The adoption of ASC 326 Financial Instruments – Credit Losses on January 1, 2020 did not have a material impact on our third-party accounts receivable balances either on transition or at the year end. In calculating the expected credit losses we assumed that the accounts receivable are performing, mature within three months and have a Baa3 credit rating. The major risk characteristics relevant to the receivable portfolio include volatility in the markets in which we operate, potentially inhibiting our ability to collect on our receivables. For the period from May 25, through December 31, 2021 (Successor), the period from January 1, 2021 through May 24, 2021 (Predecessor) and the year ended December 31, 2020 (Predecessor), no significant purchases nor disposals of financial assets occurred.

We extend credit on an unsecured basis to most of our customers. Our exposure to expected credit losses depends on the financial condition of our customers and other macroeconomic factors beyond our control, such as deteriorating conditions in the world economy or in the industries we serve, changes in oil prices and political instability. While we actively manage our credit exposure and work to respond to both changes in our customers’ financial conditions or macroeconomic events, there can be no guarantee we will be able to mitigate all of these risks successfully.

Our payment terms with customers are generally 30 to 60 days, although certain markets and other customer-specific factors may warrant longer payment terms. Accounts receivable balances that are not paid within the terms of the sales agreement may be subject to finance fees based on the outstanding balance. Although we analyze customers’ payment history and expected creditworthiness, since we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected may ultimately need to be written off.

We had accounts receivable of $35.0 million and $56.6 million as of December 31, 2021 (Successor) and December 31, 2020 (Predecessor), respectively. Such receivables were the result of payments due under long-term contracts with a limited number of counterparties net of customer disputes, all of which are investment grade and have no history of default under the current contracts. We assess the credit risk associated with these counterparties based on the default rates of similarly rated companies. Based on the analysis performed we concluded that any allowance for credit losses was immaterial to the financial statements at December 31, 2021 (Successor).

Refer to Note 2—“Accounting policies” for further information.

Our major categories of receivables as of December 31, 2021 (Successor) and December 31, 2020 (Predecessor) are as follows:

	Successor	Predecessor
(In $ millions)	2021	2020
Receivables from customers	35.0	56.6
Allowance for expected credit losses	—	(0.1)

Total	35.0	56.5

The movement in our allowance for expected credit losses is as follows:

(In $ millions)
Allowance for Credit Losses at January 1, 2020 (Predecessor)	0.3
Provision for allowance	(0.2)
Write-off of receivables	—
Recoveries collected	—

Balance at December 31, 2020 (Predecessor)	0.1
Provision for allowance	(0.1)
Write-off of receivables	—
Recoveries collected	—

Balance at May 24, 2021 (Predecessor)	—

Provision for allowance	—
Write-off of receivables	—
Recoveries collected	—

Balance at December 31, 2021 (Successor)	—

Note 14—Other assets

Other assets include the following:

	Successor	Predecessor
(In $ millions)	2021	2020
Prepaid expenses	21.2	26.7
Income taxes receivable	18.3	13.0
VAT receivable	—	5.7
Deferred mobilization costs	2.0	3.0
Reimbursable amounts due from customers	0.9	1.5
Current assets held for sale	8.0	—
Operating lease right-of-use assets	0.6	—
Other	0.9	3.1

Total other assets	51.9	53.0

Other assets are presented in our Consolidated Balance Sheet as follows:

	Successor	Predecessor
(In $ millions)	2021	2020
Other current assets	51.9	45.0
Other non-current assets	—	8.0

Total other assets	51.9	53.0

Mobilization revenue receivables

Under our contracts for the Auriga and Vela, we are paid for mobilization activities over the contract term. We recorded a financial asset equal to the fair value of this future stream of payments when we acquired these drilling units from Seadrill Limited. We collected these amounts over the term of the drilling contracts which completed in October 2020 and November 2020, respectively.

A new contract for the Vela commenced in November 2021, under which $2.1 million in mobilization revenue and $2.2 million in demobilization revenue will be earned over the contract term.

Favorable contracts

Favorable drilling contracts are recorded as intangible assets at fair value on the date of acquisition less accumulated amortization. The amounts recognized represent the net present value of the existing contracts at the time of acquisition compared to the current market rates at the time of acquisition, discounted at the weighted average cost of capital. The estimated favorable contract values have been recognized and amortized on a straight-line basis over the terms of the contracts, ranging from two to five years.

Favorable contracts to be amortized relate to the favorable contracts acquired with the Auriga and the Vela from Seadrill Limited at December 31, 2020 (Predecessor). These were fully amortized in October 2020 and November 2020, respectively. The gross carrying amounts and accumulated amortization included in “Other current asset”’ and “Other non-current assets” in the Consolidated Balance Sheets were as follows:

(In $ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets- Favorable contracts
Opening balance at January 1, 2020 (Predecessor)	357.3	(316.9)	40.4
Amortization of favorable contracts	—	(40.4)	(40.4)

Balance at December 31, 2020 (Predecessor)	357.3	(357.3)	—

Fresh start accounting adjustment	(357.3)	357.3	—

Balance at May 24, 2021 (Predecessor)	—	—	—

Note that as part of the application of fresh start accounting the gross carrying amount and accumulated amortization related to favorable contracts was written-off from the with no net impact on the Company’s Consolidated Balance Sheet or Statement of Operations. See Note 5- Fresh Start Accounting. Note that there were no favorable or unfavorable contracts in the Successor period as of December 31, 2021.

Note 15—Drilling units

The below table shows the gross value and net book value of our drilling units at December 31, 2021 (Successor) and December 31, 2020 (Predecessor).

(In $ millions)	Cost	Accumulated depreciation	Net Book Value
Opening balance at January 1, 2020 (Predecessor)	6,825.1	(1,984.3)	4,840.8
Additions	28.7	—	28.7
Impairment	(4,210.4)	—	(4,210.4)
Depreciation	—	(230.8)	(230.8)

Closing balance at December 31, 2020 (Predecessor)	2,643.4	(2,215.1)	428.3

Additions	8.1	—	8.1
Depreciation	—	(8.6)	(8.6)
Fresh start accounting adjustments	(2,361.4)	2,223.7	(137.7)

Closing balance at May 24, 2021 (Predecessor)	290.1	—	290.1

Additions	31.5	—	31.5
Sale of the Sirius	(5.7)	—	(5.7)
The Leo transferred to asset held for sale	(8.0)	—	(8.0)
Depreciation	—	(6.5)	(6.5)

Closing balance at December 31, 2021 (Successor)	307.9	(6.5)	301.4

Depreciation related to our drilling units was $6.5 million, $8.6 million, and $230.8 million during the period from May 25, 2021 to December 31, 2021 (Successor), the period from January 1, 2021 to May 24, 2021 (Predecessor) and the year ended December 31, 2020 (Predecessor) respectively.

Prior to the Effective Date, each of our drilling units had been pledged as collateral under our debt agreements. Please refer to Note 16 – “Debt” for further details. Subsequent to the Effective Date all of our debt has been relieved, and as such our drilling units are no longer pledged as collateral.

We recognized an impairment expense of $4,210.4 million which was classified within “Impairment of long-lived assets” on our Consolidated Statement of Operations for the year ended December 31, 2020 (Predecessor). Please refer to Note 10 - “Impairment of long-lived assets” for further details.

On October 25, 2021, the Company entered into an agreement for the sale of a semi-submersible drilling unit, the Leo, with a subsidiary of BW Energy for $14.0 million. The rig is expected to be repurposed as a Floating Production Unit, thereby removing the rig from the drilling market. Under the terms of the agreement, if the unit is used to perform drilling services in the future, liquidated damages of $50,000 for each day the unit is used to perform such services will apply, up to a maximum of $6.0 million. Additionally, if within the first two years of closing the unit is sold on terms which do not exclude the use of the unit for drilling purposes, and the resale price exceeds $15.0 million, BW Energy will be obligated to pay the Company 50% of the amount by which the resale price exceeds $15.0 million. Certain pieces of capital equipment belonging to the unit have been excluded from the sale including but not limited to the blowout preventer (“BOP”), top drive and travelling block, which will become part of the Company’s capital spares inventory. Closing of the transaction is subject to customary closing procedures and conditions. On February 2, 2022, the Company completed the sales transaction of the Leo to BW Energy. As the sale occurred in fiscal year 2022, there is no gain or loss recognized in the statement of operations for the year ended December 31, 2021 (Successor). At December 31, 2021 (Successor), the carrying value of the Leo was $8.0 million.

The drilling unit balance is inclusive of furniture and fixtures, vehicles, and equipment with a carrying value of $0.2 million (cost of $0.5 million and accumulated depreciation of $0.3 million) at December 31, 2021 (Successor) and a carrying value of $0.1 million (cost of $0.6 million and accumulated depreciation of $0.5 million) at December 31, 2020 (Predecessor).

Note 16—Debt

As of December 31, 2021 (Successor) and December 31, 2020 (Predecessor), we had the following debt amounts outstanding:

	Successor	Predecessor
(In $ millions)	2021	2020
External debt agreements
Term Loan B	—	2,727.1

Total external debt	—	2,727.1
Less: Debt balance held as subject to compromise	—	(2,727.1)

Debt balance not subject to compromise	—	—

Chapter 11 Proceedings

We filed for Chapter 11 bankruptcy protection on December 1, 2020 which triggered an event of default under the Term Loan B. As a result, the outstanding balance on this loan was classified within “Liabilities subject to compromise” in our Consolidated Balance Sheets at December 31, 2020 (Predecessor). For further information on our bankruptcy proceedings refer to Note 4—“Chapter 11 Proceedings” and Note 5 – “Fresh Start Accounting”.

On filing for Chapter 11, $42.9 million of unamortized debt issuance costs on the Term Loan B were expensed and recognized within “Gain/(loss) on Reorganization items, net” in the Consolidated Statement of Operations and no further interest was recorded on the Term Loan B from that point. Note that as of the Effective Date, all debt instruments were settled. Please see Note 4 – “Chapter 11 Proceedings” and Note 5 – “Fresh Start Accounting” for additional information.

Term Loan B

The TLB initially consisted of a term loan and a linked $100 million revolving credit facility. We initially borrowed $1.8 billion under the term loan on February 21, 2014 and then a further $1.1 billion on June 26, 2014. This loan was subject to a 1% per year ($29.0 million) amortization payment with the balance of the loan then being repayable in February 2021. The revolving credit facility matured in February 2019 (Predecessor).

We agreed with the TLB lenders to amend the TLB agreement in July and October 2020 respectively, whereby the majority of the TLB interest that was due on June 30, 2020 and September 30, 2020 was converted into super senior loans ($8 million of TLB interest was cash settled to lenders that withheld consent). As a result, $63.7 million and $63.3 million super senior loans, maturing in February 2021 were created. These loans each included a non-cash $20 million commitment fee and an exit fee of 10% in addition to the interest settled through issuance of the loans.

We had a total of $2,727.1 million on the TLB at December 31, 2020 (Predecessor). Note that on the Effective Date, the TLB was settled. Please see Note 4 – “Chapter 11 Proceedings” and Note 5 – “Fresh Start Accounting” for additional information.

During the year ended December 31, 2020 (Predecessor), we paid interest of LIBOR + 6% on the original term loan and LIBOR + 10% on the super senior loans. LIBOR was subject to a 1% floor. As of the date of filing for Chapter 11 we were subject to an additional 2% default interest, however we discontinued recording interest expense. For further information refer to Note 4—“Chapter 11 Proceedings”.

Presentation in Consolidated Balance Sheets

We present external debt net of debt issuance costs. The below table shows how the above balances for the Predecessor period were presented in the Consolidated Balance Sheets. Note that on the Effective Date all debt had been relieved and no outstanding debt remained on our Consolidated Balance Sheets.

	Outstanding debt as at December 31, 2020 (Predecessor)
(In $ millions)	Principal outstanding	Debt Issuance Costs(1)	Total Debt
Debt held as subject to compromise	2,727.1		2,727.1

Total interest-bearing debt	2,727.1		2,727.1

(1)

On filing for Chapter 11 on December 1, 2020 (Predecessor), $42.9 million of unamortized debt issuance costs on under secured debt were written off to “Gain/(loss) on Reorganization items, net” in our Consolidated Statement of Operations. For further details refer to Note 4—“Chapter 11 Proceedings”.

Note 17—Other liabilities

Other liabilities are comprised of the following:

	Successor	Predecessor
(In $ millions)	2021	2020
Uncertain tax position	48.2	44.4
Accrued expenses	13.0	13.1
Taxes payable	26.0	31.8
Employee and business withheld taxes, social security and vacation payment	3.5	8.3
VAT payable	0.1	2.2
Deferred mobilization/demobilization revenues (see Note 6—“Revenue from contracts with customers”)	5.6	0.9
Current lease liability	0.2	—
Long-term lease liability	0.3	—

Total other liabilities(1)	96.9	100.7

Other liabilities are classified in our Consolidated Balance Sheets as follows:

	Successor	Predecessor
(In $ millions)	2021	2020
Other current liabilities	48.4	56.3
Other non-current liabilities	48.5	44.4

Total other liabilities(1)	96.9	100.7

(1)

Balances held at December 31, 2020 (Predecessor) excluded liabilities that were subject to compromise, which were reclassified to “Liabilities subject to compromise” on our Consolidated Balance Sheets at December 31, 2020 (Predecessor). This represented our estimate of known or potential pre-petition claims to be resolved in connection with the Chapter 11 Proceedings. For further information refer to Note 1 - “General information”.

Note 18—Share-based compensation

On the Effective Date, we established the Aquadrill LLC 2021 Long-Term Incentive Plan (the “2021 LTIP”). At the Effective Date, an aggregate of 1,052,631 common units were authorized and reserved for issuance pursuant to the 2021 LTIP. On May 21, 2021, our Board of Directors approved the issuance of 27,359 Restricted Stock Units (“RSUs”) to each of the four Company directors to vest over a three-year period. $0.6 million in compensation expense related to these awards is recognized in “Selling, general and administrative expenses” on our Consolidated Statements of Operations, for the period from May 25, 2021 to December 31, 2021 (Successor).

The RSUs are valid for one common unit of the Company. A majority of the awards were determined to be equity classified; however, a portion of these awards were initially able to be cash settled, resulting in liability classification. On September 21, 2021, the Board approved an amendment to certain RSU Award Agreements issued under the 2021 LTIP such that the form of settlement is at the discretion of the Committee rather than at the discretion of the grantee. The amendment removes the optionality for cash or equity settlement and requires all awards to be settled in Company common units, or in cash at the option of the Committee. Upon the Board’s approval of the amendment, the awards were remeasured at the modification-date fair value and will be accounted for as an equity-classified award going forward, so long as there are no further changes to the award. The previously liability-classified RSUs were reclassified to equity as part of the modification.

The fair value of the awards is based on the fair value of the underlying common units on the Effective Date (the “Award Date”) as well as September 21, 2021 (the “Modification Date”). The fair value of the equity awards issued was $2.0 million on the Award Date, and the fair value of the liability awards was $1.3 million on the Award Date. Note that the incremental compensation cost due to the modification was less than $0.1 million. The fair value of the awards is based on the fair value of the underlying common units at a 1 to 1 ratio, and as such the fair value of one award equals the fair value of one common unit. The fair value of the common units was calculated at the Award Date and the Modification Date utilizing the income approach of valuation, plus cash on hand to determine the Company’s total Enterprise Value, divided by the total common units outstanding to arrive at a per unit fair value. As part of the utilization of the income method of valuation, the Company utilized a risk-free rate equal to the yield of the US Treasury composite with 20-years to maturity. As the fair value of the awards relies on the underlying value of our common units, the volatility of our common units will affect the fair value of the awards. The volatility of the common units is closely related to our operations, which the Company estimates utilizing expected volatility in the analysis of the fair value of the common units. On the Modification Date the liability awards were remeasured as equity awards and had a fair value of $1.3 million. The weighted average remaining term of these awards is 2.4 years as of December 31, 2021 (Successor).

The following table summarizes unvested activity during the period from May 25, 2021 to December 31, 2021 (Successor) and the period from January 1, 2021 to May 24, 2021 (Predecessor) for RSUs under our 2021 LTIP:

Director RSUs
Nonvested awards at December 31, 2020 (Predecessor)	—
Awards granted	—

Nonvested awards at May 24, 2021 (Predecessor)	—

Awards granted (Successor)	109,436
Awards vested	—
Awards forfeited (recognized as forfeited)	—

Nonvested awards at December 31, 2021 (Successor)	109,436

Note 19—Non-controlling interest

Changes in non-controlling interests for the periods presented in this report were as follows:

(In $ millions)	Non-controlling interest
January 1, 2020 (Predecessor)	1,288.7
Share of net loss allocated to the non-controlling interest	(2,038.0)

December 31, 2020 (Predecessor)	(749.3)

Share of net income allocated to the non-controlling interest	941.6
Cancellation of Predecessor equity	(192.3)

Balance at May 24, 2021 (Predecessor)	—

Until the Effective Date, our non-controlling interest consisted of Seadrill Limited’s 42% interest in Seadrill Operating LP and 49% interest in Seadrill Capricorn Holdings LLC. Of which, we held the following:

(1) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Capricorn Holdings LLC owned 100% of the entities that owned and operated the Capricorn, Sirius, Auriga and Vela.

(2) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC. Seadrill

Operating LP owned: (a) 100% interest in the entities that owned the Aquarius, Leo, Polaris and the Vencedor, (b) approximately 56% interest in Seadrill Deepwater Drillship that owned and operated the Capella and (c) a 51% limited liability interest in Seadrill Mobile Units (Nigeria).

On the Effective Date, all non-controlling interests were cancelled and no such interests remain at December 31, 2021 (Successor).

Note 20—Related party transactions

The below table provides a summary of revenues and expenses for transactions with Seadrill Limited for the period from January 1, 2021 through May 24, 2021 (Predecessor) and the year ended on December 31, 2020 (Predecessor). On the Effective Date, all previously outstanding equity interests in the Company and its subsidiaries were cancelled, and all outstanding interests between Aquadrill and Seadrill Limited were settled. As such, Seadrill Limited is no longer considered a related party, and the Company no longer has any related parties transactions.

	Successor	Predecessor
	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021	Year ended December 31, 2020
Related party inventory sales (a)	—	—	1.1

Total related party operating revenues	—	—	1.1
Management and technical support fees (b) (c)	—	10.4	60.1
Related party inventory purchases (a)	—	0.1	1.4

Total related party operating expenses	—	10.5	61.5

Interest expense recognized on deferred contingent consideration (e)	—	—	(2.0)

Total related party financial items	—	—	(2.0)

The below table provides a summary of amounts due to or from Seadrill Limited at December 31, 2020 (Predecessor). Note that subsequent to the Effective Date the Company no longer had any related parties and as such no related party balances existed at December 31, 2021 (Successor).

	Successor	Predecessor
(In $ millions)	2021	2020
Trading balances due from Seadrill Limited and subsidiaries (d)	—	7.6

Total related party receivables	—	7.6

	Successor	Predecessor
(In $ millions)	2021	2020
Trading balances due to Seadrill Limited and subsidiaries (d)	—	78.9
Deferred and contingent consideration to related party—short term portion (e)	—	2.8

Total related party payables	—	81.7
Less: Related party payables held as subject to compromise	—	(74.3)

Related party payables not subject to compromise	—	7.4

Chapter 11 proceedings

At the Petition Date, our pre-petition related party payables were transferred to “Liabilities subject to compromise” in our Consolidated Balance Sheets at December 31, 2020 (Predecessor). For further information on our bankruptcy proceedings refer to Note 4—“Chapter 11 Proceedings” and Note 5 – “Fresh Start Accounting” of our Consolidated Financial Statements included herein.

(a) Related party inventory sales and purchases

Revenue and expenses from the sale and purchase of inventories and spare parts from Seadrill Limited which occurred prior to the Effective Date.

(b) Management and administrative services agreement

Prior to the Effective Date, Seadrill Limited provided us with services covering functions including general management, information systems, accounting & finance, human resources, legal and commercial. We were charged an allocation for these services on a cost plus mark-up basis. During the year ended December 31, 2020 (Predecessor), the mark-up we were charged for these services ranged from 4.85% to 8%. The agreements for certain rigs were terminated after the year ended December 31, 2020 (Predecessor).

(c) Operations and technical supervision agreements

Prior to the Effective Date, certain subsidiaries of Seadrill Partners had advisory, technical and/or administrative services agreements with subsidiaries of Seadrill Limited. An allocation of these services were charged at cost plus service fee equal to approximately 5% of costs and expenses incurred in connection with providing these services. These agreements had been terminated after the year ended December 31, 2020 (Predecessor).

(d) Trading balances

Prior to the Effective Date, receivables and payables with Seadrill Limited and its subsidiaries were comprised of management fees, advisory and administrative services, and certain other amounts due. Receivables and payables were generally settled quarterly in arrears for those balances that were not held as liabilities subject to compromise. Trading balances to Seadrill Limited and its subsidiaries were unsecured.

(e) Deferred consideration to related party

Prior to the Effective Date, we had deferred and contingent consideration liabilities to Seadrill Limited from the acquisition of the Vela remaining which was held within “Liabilities subject to compromise” in our Consolidated Balance Sheets at December 31, 2020 (Predecessor).

On the Vela we were required to pay to Seadrill Limited $42k per day for mobilization and a further $40k per day adjusted for utilization over the remaining contract term with BP, which completed in November 2020.

On the Polaris we agreed to pay Seadrill Limited 100% of dayrate earned above $450k per day for the remainder of the contract with ExxonMobil and 50% of the dayrate earned above $450k per day on any subsequent contract until March 2025.

The below table sets out the fair value of the liabilities at December 31, 2020 (Predecessor). Note these were all settled at the Effective Date and no such amounts remain outstanding at December 31, 2021 (Successor).

	Successor	Predecessor
(In $ millions)	2021	2020
Vela
Mobilization due to Seadrill Limited	—	2.8

Total	—	2.8

These liabilities are presented in our Consolidated Balance Sheets as follows:

	Successor	Predecessor
(In $ millions)	2021	2020
Liabilities subject to compromise	—	2.8

Total	—	2.8

Guarantees

Seadrill Limited provided performance guarantees to certain of our customers on our behalf for contracts that matured in 2020 and had no balance at December 31, 2020 (Predecessor).

Omnibus agreement

In 2012 we entered into an Omnibus Agreement with Seadrill Limited. The agreement outlined the following provisions: (i) a non-competition agreement with Seadrill Limited for any drilling rig operating under a contract for five or more years; (ii) rights of first offer on any proposed sale, transfer or other disposition of drilling rigs; (iii) rights of first offer on any proposed transfer, assignment, sale or other disposition of any equity interest in Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Operating LLC (the “OPCO”); and (iv) indemnification – Seadrill Limited agreed to indemnify Seadrill Partners against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to Seadrill Partners, and also certain tax liabilities. This agreement was terminated after December 31, 2020 (Predecessor) as part of the bankruptcy proceedings, refer to Note 4 – “Chapter 11 Proceedings” of our Consolidated Financial Statements included herein for more information on the Seadrill Limited Global Settlement.

Note 21—Risk management and financial instruments

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. We may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Subsequent to the Petition Date, interest was no longer incurred on our debt facilities, and as of the Effective Date, the Company no longer had any outstanding debt. Prior to filing for Chapter 11, we entered into a derivative agreement to mitigate the risk of interest rate fluctuations. We defaulted on payments due on the interest rate swaps on November 23, 2020 in preparation for the Chapter 11 filing.

As a result, our counterparties terminated all outstanding transactions governed by the International Swaps and Derivatives Association, Inc. (“ISDA”). The derivative transactions were recognized at the recoverable amount under the ISDA’s as agreed with our lenders. At December 31, 2020 (Predecessor) we had $20.8 million in estimated derivative instrument settlements payable, reflected as “Liabilities subject to compromise” in our Consolidated Balance Sheets.

Interest rate swap agreements

At November 23, 2020, we had interest rate swaps for a combined outstanding principal amount of $2,714.1 million, swapping floating rate for an average fixed rate of 2.49% per annum. The fair value of the interest rate swaps outstanding as of December 31, 2020 (Predecessor) was a liability of $20.8 million. The collateral vessels under the TLB had been pledged as collateral against the interest rate swap liabilities and were secured on a pari passu basis with the TLB lenders. The swap providers ranked lower on the payment waterfall with regards to the super senior loan. Note that upon the Effective Date, all debt was settled and as such the interest rate swaps were cancelled. As such, no swaps existed at December 31, 2021 (Successor).

During 2020, we recorded interest rate swaps on a net basis where netting is allowed under ISDA Master Agreements. We classified the net asset or liability within “Other current assets” or “Current liabilities” in the Consolidated Balance Sheets. We did not designate any interest swaps as hedges and accordingly any changes in the fair values of the swap agreements were included in the Consolidated Statements of Operations under “Loss on derivative financial instruments” for the year ended December 31, 2020 (Predecessor).

On December 1, 2020, the interest rate swaps were terminated under the ISDA and an adjustment for credit risk on the interest rate swap position was reversed to “Other financial expenses” in the Consolidated Statement of Operations, totaling $7.1 million. The residual liability represented the counterparty claimed value of $20.8 million, which was reclassified to “Liabilities subject to compromise” in our Consolidated Balance Sheets at December 31, 2020 (Predecessor) and were written off as part of the settlement of liabilities subject to compromise on the Effective Date.

The total realized and unrealized loss recognized under “Loss on derivative financial instruments” in the Consolidated Statements of Operations relating to interest rate swap agreements for 2020 was a loss of $16.1 million.

Our interest rate swap agreements at November 23, 2020 (Predecessor), were as follows:

Maturity date	Outstanding principal at November 23, 2020	Receive rate	Pay rate
	(In $ millions)
February 21, 2021	2,714.1	3 month LIBOR	2.45% to 2.52%(1) (2)

Total outstanding principal	$2,714.1

(1)	The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2)	The Company had a LIBOR floor of 1% whereby the Company received 1% when LIBOR was below 1%.

Following the defaults on our debt and the termination of our derivatives in 2020 we no longer have any net exposure to short term fluctuations in interest rates.

The credit exposure of interest rate swap agreements was represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It was our policy to enter into ISDA Master Agreements, with the counterparties to derivative financial instrument contracts, which gave us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owed us.

Foreign currency risk

We use the U.S. Dollar as the functional currency of all our subsidiaries because the majority of our revenues and expenses are denominated in U.S. Dollars. Therefore, we also use U.S. Dollars as our reporting currency.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Foreign currency exchange loss”; and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company’s revenues and expenses which are denominated in foreign currencies.

We do not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.

Credit risk

We have financial assets which expose us to credit risk arising from possible default by a counterparty. Our counterparties primarily include our customers, which are international oil companies, national oil companies or large independent companies. We consider these counterparties to be creditworthy and do not expect any significant loss due to credit risk. We do not demand collateral from our counterparties in the normal course of business. Credit risk is also considered as part of our expected credit loss provision. Refer to Note 2—“Accounting policies” for further information.

Concentration of credit risk

There is a concentration of credit risk with respect to revenue as 2 of our customers represent all of our total revenues. The market for our services is the offshore oil and gas industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. We perform ongoing credit evaluations of our customers and generally do not require collateral from them. Reserves for potential credit losses are maintained when necessary.

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Citigroup Inc. and Danske Bank A/S. We consider these risks to be remote given the investment grade credit rating of these banks.

Off balance sheet credit exposure

The Company does not have any off-balance sheet credit exposure for the twelve months ended December 31, 2021 (Successor) or 2020 (Predecessor).

Note 22—Fair value measurement

Fair value of financial assets and liabilities measured at amortized cost

The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as of December 31, 2021 (Successor) and December 31, 2020 (Predecessor) are as follows:

	Successor		Predecessor
	2021		2020
(In $ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	203.2	203.2	362.0	362.0
Restricted cash	24.7	24.7	16.4	16.4

Liabilities
Term Loan B	—	—	380.3	2,727.1
Other external debt facilities	—	—	—	—

Fresh Start Valuation

As part of the application of Fresh Start Accounting, we adjusted our assets and liabilities to reorganization value as of the Effective Date. The income statement impact of the adjustment was recognized in “Gain/(loss) on Reorganization Items, net” on our Consolidated Statements of Operations. See Note 4 – “Chapter 11 Proceedings” and Note 5 – “Fresh Start Accounting” for more information.

Level 1

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value.

At December 31, 2020 (Predecessor), we had loans under the Term Loan B with a carrying value of $2,727.1 million, all of which is held within “Liabilities subject to compromise” in our Consolidated Balance Sheets. At December 31, 2020 (Predecessor) the Term B loan was freely tradable, and its fair value was set equal to the price at which they were traded on this date. It was settled at the Effective Date and was not outstanding at December 31, 2021 (Successor).

Level 2

Financial instruments measured at fair value on a recurring basis

At December 31, 2020 (Predecessor), we had $20.8 million of interest rate swaps and $2.8 million of related party deferred and contingent consideration payable to Seadrill Limited relating to the purchase of the Vela and the Polaris, all of which is held within “Liabilities subject to compromise” in our Consolidated Balance Sheets at the expected value of the allowable claim. The interest rate swaps balance reflects the terminated value at November 23, 2020 (Predecessor) following the decision to default on payments in preparation for Chapter 11 filing. For further information on our bankruptcy proceedings refer to Note 4—“Chapter 11 Proceedings”.

Fair value considerations on non-recurring transactions

Certain of our assets and liabilities are required to be measured at fair value on a nonrecurring basis in accordance with U.S. GAAP. Generally, we record assets at fair value on a nonrecurring basis as a result of impairment charges. Refer to Note 10—“Impairment of long-lived assets” for details of impairment charges relating to our drilling units, which were measured at fair value on a nonrecurring basis in 2020 (Predecessor) and have presented the aggregate loss in “Impairment of long-lived assets” in our Consolidated Statements of Operations for the year ended December 31, 2020 (Predecessor).

Level 3

The drilling units were impaired during the first and fourth quarters of 2020 (Predecessor). We estimated the fair values of the impaired drilling units using an income approach, whereby the fair value of each rig was estimated based on a calculation of the rig’s future net cash flows. These calculations utilized significant unobservable inputs, including management’s assumptions related to long-term future dayrates, contract probabilities, long-term economic utilization, capital and operating expenditures, reactivation costs and timing for the cold stacked rigs, recycling probabilities, applicable tax rates and asset lives. Our fair value estimates were representative of Level 3 fair value measurements due to the significant level of estimation involved and the lack of transparency as to the inputs used.

Note 23—Commitments and contingencies

Legal Proceedings

From time to time the Company is a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with its acquisition or disposal activities. Our best estimate of the outcome of the various disputes has been reflected in these financial statements as of December 31, 2020 (Predecessor) and as of December 31, 2021 (Successor).

BP arbitration

In 2019, an arbitration entitled Seadrill US Gulf LLC, Seadrill Gulf Operations Vela LLC, and Seadrill Gulf Operations Auriga, LLC v. BP Exploration & Production, Inc., ICDR Case No. 01-19-003-0191 (the “Arbitration”), which was commenced by Seadrill US Gulf LLC, Seadrill Gulf Operations Vela, LLC, and Seadrill Gulf Operations Auriga LLC (collectively, the “Arbitration Debtors”) against BP Exploration & Production, Inc. (“BP”). On July 12, 2021 a three-arbitrator tribunal appointed by the International Centre for Dispute Resolution (the “Tribunal”), an affiliate of the American Arbitration Association (“AAA”) ruled in favor of BP. The Company appealed the ruling and on November 15, 2021 our appeal was denied and had no impact on our consolidated financial statements.

The Arbitration Debtors and BP were parties to long-term contracts (the “Contracts”) worth $4.4 billion under which the Arbitration Debtors provided drilling rigs to BP. The Arbitration involved a dispute over the meaning of change-in-law provisions contained in the Contracts (the “Change-in-Law Provisions”). The Arbitration Debtors sought a total of $51.0 million for BP’s refusal to fully compensate their increased U.S. federal income tax costs incurred pursuant to the 2017 enactment of a Base Erosion Anti-Abuse Tax (“BEAT”).

Nigerian Cabotage Act litigation

Aquadrill Mobile Units (Nigeria) Limited (Successor), formerly known as Seadrill Mobile Units Nigeria Ltd (“SMUNL”) (Predecessor) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Act”). On June 28, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of “Vessels” under the Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency (“NIMASA”) may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Act. However, on July 22, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos we anticipate a decision within three to five years.

Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position and results of operations and cash flows. Accordingly, no loss contingency has been recognized within the Consolidated Financial Statements.

Other claims or legal proceedings

We are not aware of any other legal proceedings or claims that we expect to have, individually or in the aggregate, a material adverse effect on the Company.

Commitments

We had no material lease commitments or unconditional purchase obligations at December 31, 2021 (Successor) and 2020 (Predecessor).

Guarantees

We have issued performance guarantees under our bank guarantee facility with Danske Bank and DNB Bank ASA in favor of third parties as beneficiaries totaling $12.3 million. As of December 31, 2021 (Successor) we have not recognized any liabilities for these guarantees, as we do not consider it is probable for the guarantees to be called.

Note 24—Supplementary cash flow information

The table below summarizes the non-cash financing activities relating to the periods presented:

	Successor	Predecessor
(In $ millions)	Period from May 25, 2021 through December 31, 2021	Period from January 1, 2021 through May 24, 2021	Year ended December 31, 2020
Non-cash financing activities
Recognition of super senior loan and related fees(1)	—	—	141.5
Reclassification of prepaid advisory fees(2)	—	—	19.8

(1)

In the year ended December 31, 2020 (Predecessor), unpaid TLB interest of $87.0 million was converted into a super senior loan, carrying a $40.0 million commitment fee, $13.3 million exit fee and $1.2 million compounded interest. For more information refer to Note 16 – “Debt”.

(2)	$19.8 million prepaid refinancing advisory fees incurred up until July 2020 (Predecessor) were reclassified from prepaid expenses to loan fees.

Note 25—Subsequent events

Subsequent event evaluation

For the purposes of these financial statements, the Company has evaluated subsequent events through July 15, 2022, the date the audited financial statements were issued.

Sale of the Leo—On October 25, 2021, the Company entered into an agreement for the sale of a semi-submersible drilling unit, the Leo¸ with BW Kudu Limited, a subsidiary of BW Energy for $14.0 million. The rig is expected to be repurposed and as such will be removed from the drilling market. Under the agreement, in the even the unit is used to perform drilling services, liquidated damages of $50 thousand per day will apply. The sale was completed on February 2, 2022. See Note 15 – Drilling Units for further information.

2022 Phantom Equity Plan—On March 1, 2022, pursuant to the terms of the 2021 LTIP, we adopted and established an unfunded bonus plan for employees and contractors of the Company by offering long term incentives which is known as the Aquadrill LLC 2022 Phantom Equity Plan (the “Phantom Equity Plan”). The Phantom Equity Plan is designed to attract and retain highly qualified employees and contractors by aligning the interests of those employees and contractors with the financial success of the Company. The Phantom Equity Plan involves the payment of cash or consideration in the currency of a future change of control of the Company based on the type of Distribution Event (as defined in the Phantom Equity Plan) and elections made by the Company’s common unitholders and is based on value of the Phantom Equity of the Company as of the applicable Distribution Event. Total awards granted under the Phantom Equity Plan were 675,700 and the awards vest over a period of five years or upon a change in control of the Company and are payable on the Payment Date (as defined in the Phantom Equity Plan).

Sale of the Capricorn – On April 8, 2022, the Company entered into a memorandum of understanding for the sale of a semi-submersible drilling unit, the Capricorn, with Petro Rio S.A. for $40.0 million. The memorandum is subject to an Exclusivity Period, under which Aquadrill agrees that it shall not enter into any negotiations or binding agreement with any other party for the sale of the rig for a period of seventy-five days. The parties entered into a Sale and Purchase Agreement for the rig on May 2, 2022. The sale completed in 2022.

2022 Restricted Stock Unit Grant—On May 25, 2022, pursuant to the terms of the 2021 LTIP, our Board of Directors approved the issuance of 3,167 RSUs to each of the four directors with a third of the awards vesting on the first anniversary and two thirds of the awards vesting on the second anniversary. The RSUs are valid for one common unit of the Company.

Events subsequent to original issuance of the financial statements (unaudited)

Merger Agreement—On December 22, 2022, Aquadrill LLC, a Marshall Islands limited liability company (“Aquadrill”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Seadrill Limited, an exempted company limited by shares existing under the laws of Bermuda (“Seadrill” or the “Company”), and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub will merge with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). We are in the process of evaluating the impact of this transaction on our consolidated financial statements and related disclosures.

AQUADRILL LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

for the nine months ended September 30, 2022 (Successor), period from May 25, 2021 through September 30, 2021 (Successor)

and period from January 1, 2021 through May 24, 2021 (Predecessor)

(In $ millions)

(Unaudited)

		Successor		Predecessor
		Nine months ended September 30, 2022	Period from May 25, 2021, through September 30, 2021	Period from January 1, 2021, through May 24, 2021
Operating revenues
Contract revenues		$126.3	$19.4	$53.0
Reimbursable revenues		5.2	1.1	1.9

Total operating revenues		131.5	20.5	54.9
Operating expenses
Vessel and rig operating expenses	*	165.9	48.7	51.0
Depreciation		10.7	4.3	8.6
Reimbursable expenses		4.4	1.0	1.7
Selling, general and administrative expenses	*	13.4	3.0	13.2

Total operating expenses		194.4	57.0	74.5
Other operating items
Gain on sale of assets		27.2	—	—

Total other operating items		27.2	—	—

Operating loss		(35.7)	(36.5)	(19.6)
Financial and other items
Interest income		—	0.1	—
Foreign currency exchange loss		(1.4)	(0.3)	(0.7)
Gain on Reorganization items, net		—	—	2,096.9
Restructuring and other expense		—	(1.0)	—
Other financial items		1.4	0.1	(3.8)

Total financial items, net		—	(1.1)	2,092.4

(Loss)/income before income taxes		(35.7)	(37.6)	2,072.8
Income tax benefit/(expense)		4.8	8.1	(7.6)

Net (loss)/income		$(30.9)	$(29.5)	$2,065.2

*	The total operating expenses for related parties was $10.5 million for the period from January 1, 2021 through May 24, 2021 (Predecessor). Refer to Note 16—“Related party transactions”.

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AQUADRILL LLC

CONDENSED CONSOLIDATED BALANCE SHEETS (RESTATED)

as of September 30, 2022, and December 31, 2021

(In $ millions)

(Unaudited)

	Successor
	September 30, 2022	December 31, 2021 (Restated)
ASSETS
Cash and cash equivalents	$101.5	$203.2
Restricted cash	13.2	24.7
Accounts receivable, net	29.9	35.0
Prepaid expenses	50.4	21.2
Income taxes receivable	18.8	18.3
Assets held for sale, net	—	8.0
Other current assets	12.4	4.4

Total current assets	226.2	314.8
Non-current assets
Drilling units, net	345.8	301.4
Deferred tax assets	17.6	7.8
Other non-current assets	—	—

Total non-current assets	363.4	309.2

Total assets	589.6	624.0

LIABILITIES AND MEMBERS’ CAPITAL
Trade accounts payable	11.0	13.5
Accrued expenses	18.7	21.2
Taxes payable	27.0	21.9
Other current liabilities	5.8	13.7

Total current liabilities	62.5	70.3
Deferred tax liability	3.1	1.3
Other non-current liabilities	50.1	48.5

Total long-term liabilities	53.2	49.8
Members’ Capital
Accumulated Deficit	(92.1)	(61.2)
Common unitholders (20,000,000 units at September 30, 2022 and December 31, 2021)	566.0	565.1

Total members’ capital	473.9	503.9

Total liabilities and equity	$589.6	$624.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

AQUADRILL LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the nine months ended September 30, 2022 (Successor), period from May 25, 2021, through September 30, 2021 (Successor),

and period from January 1, 2021, through May 24, 2021 (Predecessor)

(In $ millions)

(Unaudited)

	Successor		Predecessor
	Nine Months Ended September 30, 2022	Period from May 25, 2021, through September 30, 2021	Period from January 1, 2021, through May 24, 2021
Cash Flows from Operating Activities
Net (loss)/income	$(30.9)	(29.5)	2,065.2
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation	10.7	4.3	8.6
Payment for long term maintenance	(26.4)	(0.7)	(4.9)
Non-cash reorganization items	—	—	(2,142.2)
Deferred taxes	(8.0)	(3.7)	2.1
Share based compensation	0.9	0.4	—
Gain on sale of assets	(27.2)	—	—
Changes in operating assets and liabilities
Trade accounts receivable	5.1	12.1	25.8
Prepaid expenses and accrued income	(29.2)	(18.1)	5.2
Trade accounts payable	(2.5)	(5.6)	(1.8)
Related party balances	—	—	(3.3)
Other assets	(8.5)	(0.2)	(0.5)
Other liabilities	1.1	(3.7)	(11.2)
Changes in deferred revenue	(4.8)	2.2	(0.9)

Net cash used in operating activities	(119.7)	(42.6)	(57.9)
Cash Flows from Investing Activities
Additions to drilling units	(47.5)	(19.8)	(3.2)
Sale of rigs and equipment	54.0	5.7	—

Net cash provided by/(used in) investing activities	6.5	(14.1)	(3.2)
Cash Flows from Financing Activities
Net cash used in financing activities	—	—	—
Net decrease in cash and cash equivalents	(113.2)	(56.7)	(61.1)
Cash and cash equivalents at beginning of the period	227.9	317.3	378.4

Cash and cash equivalents, including restricted cash, at the end of period	$114.7	260.6	317.3

The accompanying notes are an integral part of these condensed consolidated financial statements.

AQUADRILL LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL (RESTATED)

for the nine months ended September 30, 2022 (Successor), period from May 25, 2021, through September 30, 2021 (Successor),

and period from January 1, 2021 through May 24, 2021 (Predecessor)

(In $ millions)

(Unaudited)

	Predecessor Common Members’ Capital	Predecessor Subordinated Members’ Capital	Predecessor Total Controlling Interest	Predecessor Non-Controlling Interest	Successor Common	Successor Additional Paid-in Capital	Successor Accumulated (Deficit) / Earnings	Total Equity/ (Deficit)
Consolidated balance at January 1, 2021 (Predecessor)	(944.5)	(371.4)	(1,315.9)	(749.3)	—	—	—	(2,065.2)

Net income	921.2	202.4	1,123.6	941.6	—	—	—	2,065.2

Issuance of Successor members’ units (Restated)	—	—	—	—	—	564.5	—	564.5

Cancellation of Predecessor Equity	23.3	169.0	192.3	(192.3)	—	—	—	—

Balance at May 24, 2021 (Predecessor) (Restated)	—	—	—	—	—	564.5	—	564.5
Balance at May 25, 2021 (Successor) (Restated)	—	—	—	—	—	564.5	—	564.5
Amortization of share-based awards	—	—	—	—	—	0.4	—	0.4
Net loss	—	—	—	—	—	—	(29.5)	(29.5)

Consolidated Balance at September 30, 2021 (Successor)	—	—	—	—	—	564.9	(29.5)	535.4

	Successor Common Units	Successor Additional Paid-in Capital	Successor Accumulated (Deficit) / Earnings	Total Equity/ (Deficit)
Consolidated Balance at January 1, 2022 (Successor) (Restated)	—	565.1	(61.2)	503.9
Amortization of share-based awards	—	0.9	—	0.9
Net loss	—	—	(30.9)	(30.9)

Consolidated Balance at September 30, 2022 (Successor)	—	566.0	(92.1)	473.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

AQUADRILL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Background

Aquadrill LLC (“Aquadrill”, the “Company,” “we,” “us” or “our”) is a limited liability company incorporated under the laws of the Republic of the Marshall Islands and is the successor reporting company to Seadrill Partners LLC (“Seadrill Partners” or “SDLP”). We provide offshore drilling services to the oil and gas industry. At September 30, 2022 (Successor) we owned 8 offshore drilling units. Our fleet consists of drillships, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

The following discussion is intended to assist you in understanding our financial position at September 30, 2022 (Successor) and December 31, 2021 (Successor), and our results of operations for the nine months ended September 30, 2022 (Successor), the period from May 25 through September 30, 2021 (Successor), the period from January 1 through and including May 24, 2021 (Predecessor).

References to the term “Predecessor” refers to the financial position and results of operations of Seadrill Partners prior to, and including, May 24, 2021. This is also applicable to terms “Seadrill Partners”, “SDLP”, “SDLP Group”, “we”, “us”, “our”, “the Company” or “our Business” in context of events before our emergence from Chapter 11 proceedings on May 24, 2021.

References to the term “Successor” refers to the financial position and results of operations of Aquadrill after May 24, 2021. This is also applicable to terms “Aquadrill”, “we”, “us”, “our”, “the Company” or “our Business” in context of events after our emergence from Chapter 11 Proceedings on May 24, 2021 (the “Effective Date”).

Basis of Presentation

We prepared the accompanying condensed consolidated financial statements of Aquadrill and its subsidiaries in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial information included in this report is unaudited but, in our opinion, includes all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods presented. The December 31, 2021, Condensed Consolidated Balance Sheet (Restated) data was derived from our 2021 audited consolidated financial statements, which had an unmodified opinion issued under AICPA audit standards, but does not include all disclosures required by U.S. GAAP. The preparation of our condensed consolidated financial statements requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the related revenues and expenses and disclosures of gain and loss contingencies as of the date of the financial statements. Actual results could differ from those estimates.

Results of operations for the nine months ended September 30, 2022 (Successor), are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2022 (Successor), or for any future period. We recommend these condensed consolidated financial statements be read in conjunction with our Annual Financial Statements for the year ended December 31, 2021 (Successor), (our “Annual Financial Statements”).

Restatement of Previously Issued Consolidated Financial Statements

We have restated our previously issued Consolidated Balance Sheet as of December 31, 2021 (Successor) and our Consolidated Statement of Changes in Members’ Capital for the period from January 1, 2021 to May 24, 2021 (Predecessor) and the period from May 25, 2021 to September 30, 2021 (Successor) along with certain related notes to such stated Consolidated Financial Statements.

Error Corrections

During the preparation of our interim Condensed Consolidated Financial Statements for the nine months ended September 30, 2022 (Successor), the Company identified certain errors in our previously issued consolidated financial statements.

We have restated our previously issued Consolidated Statement of Changes in Members’ Capital for the period from January 1, 2021 to May 24, 2021 (Predecessor) and the period from May 25, 2021 to September 30, 2021 (Successor), to reflect the issuance of successor members’ units by the predecessor. There was no impact to our Consolidated Statements of Cash Flows, Consolidated Balance Sheets, or the Consolidated Statements of Operations for either the predecessor or successor from this restatement.

We have also restated our Consolidated Balance Sheet as of December 31, 2021 (Successor) to write-off certain prepaid assets in the amount of $10.2 million, which should have been written off during the Predecessor period upon emergence from bankruptcy. These prepaid assets were related to the Company’s director and officers (“D&O”) insurance policies and were reflected in other current assets for $3.9 million and other non-current assets for $6.3 million in our Consolidated Balance Sheet as of December 31, 2021 (Successor). In accordance with fresh start accounting, this change in the emergence value of our prepaid expenses directly impacted the emergence value allocated to our drilling units, net, which also have been restated (See also Note 4—Chapter 11 Proceedings). There was no impact to our Consolidated Statements of Cash Flows or Consolidated Statements of Operations for either the predecessor or successor from this restatement.

The tables below reflect the impact on the affected financial statements of the restatements discussed above.

Consolidated Balance Sheet (Restated Line Items)	December 31, 2021 (Successor)
	As Previously Reported	Restatement Adjustment	As Restated
Other current assets	55.8	(3.9)	51.9
Total current assets	318.7	(3.9)	314.8
Drilling units, net	290.2	11.2	301.4
Other non-current assets	6.3	(6.3)	—
Total non-current assets	304.3	4.9	309.2
Total assets	623.0	1.0	624.0
Accumulated Deficit	(62.2)	1.0	(61.2)
Total members’ capital	502.9	1.0	503.9
Total equity	502.9	1.0	503.9
Total liabilities and equity	623.0	1.0	624.0

Consolidated Statement of Changes in Members’ Capital (Restated Line Items)

	Period from January 1, 2021 to May 24, 2021 (Predecessor)
	Additional Paid-in Capital (As previously reported)	Additional Paid-in Capital (Adjustments)	Additional Paid-in Capital (As restated)
Issuance of Successor members’ units	—	564.5	564.5
Balance at May 24, 2021 (Predecessor)	—	564.5	564.5

	Period from May 25, 2021 to September 30, 2021 (Successor)
	Additional Paid-in Capital (As previously reported)	Additional Paid-in Capital (Adjustments)	Additional Paid-in Capital (As restated)
Balance at May 25, 2021 (Successor)	—	564.5	564.5
Issuance of Successor members’ units	564.5	(564.5)	—

Basis of consolidation

The financial statements include the results and financial position of all companies in which we directly or indirectly hold more than 50% of the voting control. We eliminate all intercompany balances and transactions.

During the Successor period, we have 100% interest in Aquadrill Operating LP and its subsidiaries as well as Aquadrill Capricorn Holdings LLC and its subsidiaries.

During the Predecessor period, we controlled Seadrill Operating LP (as renamed to Aquadrill Operating LP upon emergence) and its majority owned subsidiaries as well as Seadrill Capricorn Holdings LLC (as renamed to Aquadrill Capricorn Holdings LLC upon emergence) and its majority owned subsidiaries, during which we separately presented within equity on our Consolidated Balance Sheets the ownership interests attributable to parties with non-controlling interests in our consolidated subsidiaries, and we separately presented net income attributable to such parties in our Consolidated Statements of Changes in Members’ Capital. Subsequent to emergence, we control 100% of our subsidiaries and have no non-controlling interests.

Bankruptcy accounting

Aquadrill LLC and certain of its direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petitions on December 1, 2020 (the “Petition Date”) to commence prearranged reorganization proceedings under Chapter 11 of Title 11 of the United States Bankruptcy Code (“Bankruptcy Code”) in the Southern District of Texas (the “Bankruptcy Court”) case number 20-35740. During the pendency of the Chapter 11 proceedings, the Debtors operated its business as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provision of the Bankruptcy Code.

Since the Petition Date, we prepared our Consolidated Financial Statements under Accounting Standards Codification 852, Reorganizations (“ASC 852”). ASC 852 requires that the financial statements, for periods subsequent to filing bankruptcy petitions, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings between the Petition Date and Effective Date were recorded in “Gain/(loss) on Reorganization items, net” on the Company’s Consolidated Statements of Operations. Ongoing expenses related to the reorganization incurred after the Effective Date are recognized in “Restructuring and other expenses” on the Company’s Consolidated Statements of Operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the Consolidated Balance Sheets, particularly liabilities. Pre-petition obligations that may have been impacted by Chapter 11 reorganization process were classified on the Consolidated Balance Sheets within “Liabilities subject to compromise”.

Fresh Start Reporting

Upon the Effective Date, in accordance with ASC 852 related to fresh start reporting, Aquadrill became a new entity for financial reporting purposes. Upon adoption of fresh start reporting, our assets and liabilities were recorded at their reorganization values. The reorganization values of certain of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets. The Company applied fresh start accounting effective May 24, 2021, the Effective Date, and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of

December 31, 2021 (Successor) and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as “Gain/(loss) on Reorganization items, net”, with any deferred tax effects through “Income tax expense”, during the period from January 1, 2021 through and including May 24, 2021 (Predecessor).

As such, our Consolidated Financial Statements subsequent to May 24, 2021, are not and will not be comparable to the Predecessor Consolidated Financial Statements prior to the Effective Date. Our Consolidated Financial Statements and related footnotes are presented with a black line division which delineates the lack of comparability between amounts presented prior to and including May 24, 2021. Our financial results for future periods following the application of fresh start accounting will be different from historical trends and the differences may be material.

Emergence from Chapter 11 Bankruptcy and Fresh Start Accounting

As described” above, along with “Note 3—Chapter 11 Proceedings” and “Note 4 – Fresh Start Accounting”, we filed voluntary petitions for bankruptcy on December 1, 2020 (the “Petition Date”) and on May 24, 2021 (the “Effective Date”) emerged from bankruptcy.

References to the financial position and results of operations of the “Successor” relate to the financial position and results of operations of Aquadrill after May 24, 2021. References to the financial position and results of operations of the “Predecessor” refer to the financial position and results of operations of Seadrill Partners LLC (“Seadrill Partners”) prior to, and including, May 24, 2021. together with its consolidated subsidiaries, on and prior to the Effective Date. References to the “Company,” “we,” “us” or “our” in this Quarterly Report are to Aquadrill LLC, together with its consolidated subsidiaries, when referring to periods following the Effective Date, and to Seadrill Partners, together with its consolidated subsidiaries, when referring to periods prior to and including the Effective Date.

On the Effective Date, we qualified for and applied fresh start accounting. The application of fresh start accounting resulted in a new basis of accounting, and we became a new entity for financial reporting purposes. Accordingly, our financial statements and notes after the Effective Date are not comparable to our financial statements and notes on and prior to that date. The condensed consolidated financial statements and notes have been presented with a black line division to delineate the lack of comparability between the Predecessor and Successor. Historical financial statements on or before the Effective Date are not a reliable indicator of the Company’s financial condition and results of operations for any period after the adoption of fresh start accounting.

Going concern

These condensed consolidated financial statements have been prepared on a going concern basis.

We believe that the cash on hand at September 30, 2022 (Successor), in combination with our operating revenues, will generate sufficient cash flow to fund our anticipated working capital requirements for the twelve months from the date of issuance of these financial statements. Therefore, there is no substantial doubt over our ability to continue as a going concern for at least the twelve months after the date the financial statements are issued.

We have also assessed our ability to continue as a going concern in the context of the Merger Agreement entered into with Seadrill Limited on December 22, 2022. Refer to Note 17 – Subsequent Events for further information regarding the proposed merger. The completion of the Merger is subject to a number of conditions, is not assured and is subject to risks. One of these risks and uncertainties includes the results of operations or financial condition of the combined company following the merger. While this gives rise to inherent uncertainty, we do not believe that this creates any events or conditions that raise substantial doubt over our ability to continue as a going concern for at least the twelve months after the date the financial statements are issued.

Summary of Significant Accounting Policies

Please refer to Note 1–“General information” of our Consolidated Financial Statements from our Annual Financial Statements for the discussion of our significant accounting policies. Beginning in the second quarter of fiscal year 2022, the Company revised its presentation of current assets and current liabilities within its Condensed Consolidated Balance Sheet by disaggregating the previously disclosed current assets into prepaid expenses, income tax receivable and other current assets and current liabilities into accrued expenses, taxes payable and other current liabilities. The updated presentation is intended to provide additional transparency to the readers of the financial statements and better align the Company’s financial performance with how management views and monitors business operations and makes strategic decisions. Prior period amounts for fiscal year 2021 have been reclassified to conform with current year presentation. The presentation changes described above did not impact total current assets, non-current assets, current liabilities and non-current liabilities.

Revenue from contracts with customers

We enter into bareboat charter contracts with our MSA Managers for most of our drilling rig fleet to provide the drilling rig to our MSA Manager. Our MSA Managers enter into a contract for drilling services with the third-party customer for a specific drilling rig and our MSA Manager will provide the crew and all related services required by the drilling contract. Our bareboat charter contracts typically provide the use of the specified drilling rig for a term that matches the term of the drilling contract with the third-party customer. The specific structure of the bareboat charter will vary depending on the regulatory requirements and the most cost-efficient structure for the jurisdiction of the drilling operations.

The activities that primarily drive the revenue earned from our drilling contracts include (i) providing a drilling rig, (ii) mobilizing and demobilizing the rig to and from the drill site and (iii) performing rig preparation activities and/or modifications required for the contract with a customer. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.

We recognize revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. We recognize consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term.

We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We re-assess these estimates each reporting period as required. Refer to Note 5—“Revenue from contracts with customers”.

Our drilling contracts contain a lease component and we have elected to apply the practical expedient provided under ASC 842 to not separate the lease and non-lease components and apply the revenue recognition guidance in ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Our drilling service provided under each drilling contract is a single performance obligation satisfied over time and comprised of a series of distinct time increments, or service periods. Total revenue is determined for each individual drilling contract by estimating both fixed and variable consideration expected to be earned over the contract term. Fixed consideration generally relates to activities such as mobilization revenue and demobilization revenue that are not distinct performance obligations within the context of our contracts and is recognized on a straight-line basis over the contract term. Variable consideration generally relates to distinct service periods during the contract term and is recognized in the period when the services are performed.

The amount estimated for variable consideration is only recognized as revenue to the extent that it is probable that a significant reversal will not occur during the contract term. We have applied the optional exemption afforded in ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), and have not disclosed the variable consideration related to our estimated future day rate revenues. These agreements have remaining terms ranging up to 2 years which may be extended by the MSA manager if their customer contract is extended.

Dayrate drilling revenue—Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly increment service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.

Mobilization revenue—We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the mobilization of our rigs. These activities are not considered to be distinct within the context of the contract. The associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract.

Demobilization Revenue—We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the demobilization of our rigs. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception and recognized over the term of the contract. In most of our contracts, there is uncertainty as to the likelihood and amount of expected demobilization revenue to be received. For example, the amount may vary dependent upon whether or not the rig has additional contracted work following the contract. Therefore, the estimate for such revenue may be constrained, as described above, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions.

Revenues Related to Reimbursable Expenses—We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer, at a point in time, as “Reimbursable revenues” in our Consolidated Statements of Operations.

Deferred Contract Costs—Certain direct and incremental costs incurred for upfront preparation, initial mobilization and modifications of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used in satisfying our performance obligations in the future and are expected to be recovered. Such costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract.

Note 2—Recent accounting standards

We adopted the following accounting standard updates (“ASUs”) in the period, which did not have any material impact on our Condensed Consolidated Financial Statements and related disclosures:

•	ASU 2021-10 – Government Assistance (Topic 832) – Disclosures by Business Entities about Government Assistance

•	ASU 2021-09 – Leases (Topic 842) – Discount Rate for Lessees that are Not Public Business Entities

•	ASU 2021-07 – Compensation – Stock Compensation (Topic 718) – Determining the Current Price of an Underlying Share

•	ASU 2021-05 – Leases (Topic 842) – Lessors – Current Leases with Variable Lease Payments

Recently issued accounting standards

Recently issued ASUs by the FASB that we have not yet adopted but which could affect our Condensed Consolidated Financial Statements and related disclosures in future periods:

ASU 2022-03— Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

In June 2022, the FASB issued ASU 2022-03, which amends Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”). ASU 202203 clarifies guidance for fair value measurement of an equity security subject to a contractual sale restriction and establishes new disclosure requirements for such equity securities. ASU 2022-03 is effective for fiscal years beginning after December 15, 2024 and for interim periods within those fiscal years, with early adoption permitted. Management is currently evaluating the impact of these amendments on their financial statements.

Other accounting standard updates issued by the FASB

As of February 2, 2023, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our Condensed Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 3—Chapter 11 Proceedings

From the Petition Date through the Effective Date, we prepared our Consolidated Financial Statements under Accounting Standards Codification 852, Reorganizations (“ASC 852”). ASC 852-10, Reorganizations, applies to entities that have filed a petition for relief under Chapter 11 of the Bankruptcy Code. ASC 852 requires that the financial statements, for periods subsequent to filing bankruptcy petitions, distinguish transactions and events that are directly associated with the reorganization to be distinguished from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in “Gain/(loss) on Reorganization items, net” on the Company’s Consolidated Statements of Operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the Consolidated Balance Sheets, particularly liabilities. Pre-petition obligations that may have been impacted by Chapter 11 reorganization process were classified on the Consolidated Balance Sheets within “Liabilities subject to compromise”.

Overview

Events leading to the Chapter 11 Cases

Since 2017, Seadrill Partners LLC and its debtor affiliates (Seadrill Texas LLC, Seadrill Hungary Kft., Seadrill Deepwater Drillship Ltd., Seabras Rig Holdco Kft., Seadrill Partners Operating LLC, Seadrill Ghana Operations

Ltd., Seadrill Partners Malaysia Sdn Bhd., Seadrill Auriga Hungary Kft., Seadrill Polaris Ltd., Seadrill Gulf Operations Auriga LLC, Seadrill Canada Ltd., Seadrill Partners Finco LLC, Seadrill T-15 Ltd., Seadrill Gulf Operations Sirius LLC, Seadrill Partners B.V., Seadrill T-16 Ltd., Seadrill Capricorn Holdings LLC, Seadrill Gulf Operations Vela LLC, Seadrill Operating LP, Seadrill US Gulf LLC, Seadrill China Operations Ltd., Seadrill Operating GP LLC, Seadrill International Ltd., Seadrill Vela Hungary Kft., Seadrill OPCO Sub LLC, Seadrill Leo Ltd., Seadrill Vencedor Ltd., and Seadrill Mobile Units (Nigeria) Ltd) (collectively, the “Debtors,” and together with Seadrill Partners LLC’s direct and indirect non-Debtor subsidiaries and affiliates, collectively, “SDLP” and/or the “SDLP Group”), faced an onslaught of negative macroeconomic trends, including reduced upstream capital expenditures, a surplus in supply of available drilling units, and increased price competition. In response, SDLP and its seven-member Board of Directors proactively sought to address the SDLP Group’s capital structure challenges. Additionally, SDLP, through the four-member Conflicts Committee of its Board of Directors (the “Conflicts Committee”), focused on several key conflict issues, including the potential to restructure and/or replace the management services agreements (the “MSA”) with Seadrill Limited to best maximize value. To that end, the Conflicts Committee retained Evercore as its independent financial adviser and Sheppard Mullin as its independent legal counsel.

Since the summer of 2020, the Debtors preserved liquidity in anticipation of a holistic balance-sheet restructuring in conjunction with the Strategic Process (as defined below). As part of these efforts, the Debtor Loan Parties executed two amendments to the Term Loan B Credit Agreement that preserved more than $100.0 million of cash-interest expense and the Debtors elected not to make a periodic payment with respect to certain swap obligations.

In connection with the Term Loan B Credit Agreement amendments, the Conflicts Committee (together with Evercore and Sheppard Mullin) commenced a strategic process by which it solicited third party interest to (a) enter into a new management and administrative services agreement with the Debtors with respect to one or more of their vessels and/or (b) participate in a merger or acquisition transaction involving the Debtors (collectively, the “Strategic Process”). The goal of the Strategic Process was to maximize the Debtors’ value for the benefit of their stakeholders, with a view to facilitate further discussion and negotiation surrounding the Debtors’ balance-sheet restructuring

The Debtors, led by the Conflicts Committee, sought to use the Strategic Process to forge consensus with the Term Loan B (“TLB”) Lenders regarding a balance-sheet restructuring that would equitize all of the TLB Lenders’ claims through a scheme of arrangement or prearranged chapter 11 process.

On November 25, 2020, Seadrill Limited, without prior notice to SDLP, exercised certain purported rights under the MSA to settle approximately $24.2 million in purported various claims, which was $19.4 million in excess of the $4.8 million authorized by the Conflicts Committee (the “Cash Sweep”). Thereafter, the Conflicts Committee assessed Seadrill Limited’s actions and sought to chart a path forward to maximize the value of the Debtors in light of numerous considerations. Among other things, the Conflicts Committee: (a) conferred with the Debtors’ management team and the Conflicts Committee’s independent advisors; (b) engaged with the advisors to the Ad Hoc Group regarding the situation; (c) considered the effect of Seadrill Limited’s actions or potential actions on its operations, customers, and employees; and (d) engaged with independent counsel regarding potential legal recourse.

Following several days of review and numerous formal and informal meetings, both at the Conflicts Committee level and at the Board level, the Debtors determined that it was prudent to commence the reorganization proceedings (the “Chapter 11 Proceedings”) to ensure that no additional unauthorized settlements like the Cash Sweep occurred by Seadrill Limited and to use the chapter 11 process to maximize the value of the Debtors’ enterprise for the benefit of all stakeholders. In conjunction with their decision to commence the Chapter 11 Cases, the Debtors negotiated with the Ad Hoc Group for consensual use of cash collateral. As part of that agreement, the Debtors were to complete the Strategic Process, the outcome of which the Debtors anticipated would serve as the foundation for a plan of reorganization to address the Debtors’ over-leveraged balance sheet and an expeditious exit from Chapter 11 bankruptcy.

Bankruptcy Petitions and Chapter 11 Proceedings

On December 1, 2020 (the “Petition Date”), the Debtors filed voluntary petitions (the “Bankruptcy Petitions”) for relief under Chapter 11 (“Chapter 11”) of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”), triggering a stay on enforcement of remedies with respect to the Company’s debt obligations. As part of the Chapter 11 Proceedings, the Debtors were granted “first-day” relief which enabled us to continue operations without interruption and the Debtors continued to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The cases were jointly administered under Case No. 20-35740 (“Chapter 11 Cases”).

On February 12, 2021, the Debtors and certain of their pre-petition lenders executed a plan support agreement, which contemplated a series of restructuring transactions that would equitize approximately $2.8 billion in secured term loan obligations and select go-forward, value maximizing services providers. The restructuring transactions were effectuated through the Plan (as defined below).

As set forth in the Plan and the Disclosure Statement, holders of claims or interests in Classes 3, 4, and 5 were eligible to vote to accept or reject the Plan in accordance with the solicitation procedures. Holders of claims in classes 1 and 2 were unimpaired and conclusively presumed to accept the Plan and, therefore, did not vote to accept or reject the Plan. Holders of claims and interest in classes 8, 9, and 10 were impaired under the Plan, entitled to no recovery under the Plan, and therefore were deemed to have rejected the Plan. Holders of claims in classes 6 and 7 were unimpaired and conclusively presumed to have accepted the Plan (to the extent reinstated) or were impaired and deemed to reject the Plan (to the extent cancelled and released), and, in either event, were not entitled to vote to accept or reject the Plan. All voting classes voted to accept the Plan in the numbers and amounts required by section 1126 of the Bankruptcy Code.

On May 14, 2021, the Debtors filed the Fourth Amended Joint Chapter 11 Plan of Reorganization of Seadrill Partners LLC and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan of Reorganization”, or the “Plan”) with the Bankruptcy Court. On May 14, 2021 (the “Confirmation Date”), the Bankruptcy Court entered an order (the “Confirmation Order”) approving the Disclosure Statement and confirming the Plan.

Emergence from Chapter 11 Proceedings

On May 24, 2021 (the “Effective Date”), SDLP successfully completed its financial restructuring and the Debtors successfully emerged from bankruptcy as Aquadrill LLC (“Aquadrill”, or the “Reorganized Debtor”). All conditions precedent to the restructuring contemplated by the Plan were satisfied or otherwise waived on or prior to the Effective Date. The Plan equitized approximately $2.8 billion in funded debt obligations, leaving the Company debt free on emergence. On the Effective Date, SDLP’s common and subordinated units were cancelled and common units of Aquadrill (“New Common Units”) were issued to former holders of SDLP’s Super Senior Term Loan Claims and TLB Secured Claims. Due to the cancellation of SDLP’s common and subordinated units on the Effective Date, Seadrill Limited was no longer a related party to, and holds no ownership interest in, Aquadrill. As part of the Plan, New Management Services Agreements were entered into for the management of the Company’s offshore drilling units and a Transition Services Agreement was agreed to with Seadrill Limited that provided for a safe and efficient transition. Additionally, the Plan resolved all potential claims against the Company alleged by related parties, secured creditors and unsecured creditors. All cash payments made by the Company under the Plan on the Effective Date were funded from cash on hand. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before December 1, 2020 and substantially alters or terminates all rights and interests of equity security holders as provided for in the plan.

Pre-petition claims and liabilities subject to compromise

On January 29, 2021, the Debtors filed schedules of assets and liabilities and statements of financial affairs with the Bankruptcy Court setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. The schedules and statements were subject to further amendment or modification after filing.

During bankruptcy, the Debtors’ liabilities were segregated into those subject to compromise and those not subject to compromise under ASC 852. Liabilities subject to compromise represented pre-petition obligations that were not fully secured and had at least a possibility of not being repaid at the full claim amount.

The Chapter 11 petition triggered an event of default under the Term Loan B Credit Agreement. As of the Petition Date, the Company reclassified the Term Loan B to liabilities subject to compromise and discontinued recording interest. During the year ended December 31, 2020 (Predecessor), we paid interest of LIBOR + 6% on the original term loan and LIBOR + 10% on the super senior loans. LIBOR was subject to a 1% floor. As of the date of filing for Chapter 11, we were subject to an additional 2% default interest. The contractual interest expense on the Term Loan B not accrued in the Company’s Consolidated Statements of Operations was $21.3 million for the period from the Petition Date through December 31, 2020 (Predecessor) and $77.9 million for the period from January 1, 2021 through the Effective Date (Predecessor).

All holders of pre-petition claims except governmental units were required to file proofs of claim by February 15, 2021 (the “Bar Date”). Governmental units holding claims against the Debtors were required to file proof of claim by May 30, 2021. At the Bar Date, 285 claims totaling approximately $3.2 billion had been filed with the Bankruptcy Court against the Debtors. Subsequent to this date, approximately 166 further claims have been filed but this did not materially impact the overall amount claimed against the Debtors. Through the claims resolution process, we identified claims that we believe should be disallowed by the Bankruptcy Court because they were duplicative, were later amended or superseded, were without merit, or were overstated or for other reasons. Through the claims resolution process, differences in amounts scheduled by the Debtors and claims filed by creditors were investigated and resolved, including through the filing of objections with the Bankruptcy Court where appropriate. We filed objections with the Bankruptcy Court as necessary for claims we believed should have been disallowed. Claims we believed were allowable were reflected in “Liabilities subject to compromise” in the Consolidated Balance Sheets.

Prior to the Company’s emergence from Chapter 11 bankruptcy on the Effective Date, all pre-petition amounts of known or potential pre-petition claims to be resolved in connection with the Chapter 11 Proceedings were classified as “Liabilities subject to compromise” in the Consolidated Balance Sheets at the expected amount of the allowed claim. All liabilities subject to compromise excluding general unsecured claims (“GUC”) have either been settled or reinstated pursuant to the terms of the Plan. The GUC has not been settled and will not be settled prior to completion of our audited financials.

In light of the number of claims filed, the claims resolution process will take additional time to complete and continued after emergence. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Debtor-In-Possession

During the pendency of the Chapter 11 Cases, we operated our business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code. The Bankruptcy Court granted all first day motions filed by us which were designed primarily to minimize the impact of the Chapter 11 Cases on our normal day-to-day operations, our customers, regulatory agencies, including taxing authorities, and employees. As a result, we were able to conduct normal business activities and pay all associated obligations for the post-petition period and we were also authorized to pay and have paid pre-petition employees’ wages and benefits, pre-petition amounts owed to certain lienholders and critical vendors, amounts due to taxing authorities and other related taxes and funds belonging to third parties. During the pendency of the Chapter 11 Cases, all transactions outside the ordinary course of our business required the approval of the Bankruptcy Court.

New Management Services Agreements

Prior to the Chapter 11 filing, Seadrill Limited was a related party of the Company and owned 46.6% of the outstanding limited liability interests of the Company, which included 34.9% of the outstanding common units and 100% of the subordinated units. Seadrill Limited was responsible for the management, marketing, and operation of our fleet of drilling units through a series of management, operational support, and technical supervision service agreements. We were charged a fee for the services provided to us. Note that after the Effective Date Seadrill Limited was no longer a related party.

On January 20, 2021, the Company entered into a management agreement with Energy Drilling Management Pte. Ltd. (“Energy Drilling”) to maintain, market and operate our owned tender rigs; T-15, T-16, and Vencedor. The Energy Drilling MSA was the result of an extensive marketing process conducted by the Debtors. As part of this process, the Debtors reached out to numerous potential counterparties, received, and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment, decided to enter into the Energy Drilling MSA. On February 2, 2021, the Bankruptcy Court entered the Energy Drilling Order, approving the Debtors’ entry into the Energy Drilling MSA agreement. The agreement started a 90-day transition period of services provided for the T-15, T-16 and Vencedor from Seadrill Limited to Energy Drilling.

On February 9, 2021, the Debtors entered into the Vantage Drilling MSA with Vantage Holdings International (“Vantage Drilling”) for the management and operation of the Debtors’ fleet vessels. The Vantage Drilling MSA was the result of an extensive marketing process conducted by the Debtors, Evercore, and Sheppard Mullin, as conflicts counsel. The Debtors, through Evercore, reached out to numerous potential counterparties, received, and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment decided to enter into the Vantage Drilling MSA. On February 9, 2021, the Debtors submitted a motion for approval of a new framework agreement with Vantage Drilling for the management of certain rigs in our fleet.

Following the execution of the Vantage Drilling MSA, the Debtors continued to receive proposals with respect to the operation of certain of the Debtors’ vessels. Because the Vantage Drilling MSA remained subject to Bankruptcy Court approval (and was therefore not binding upon the Debtors), the Debtors undertook to assess such alternative proposals. Upon assessing such alternative proposals, the Debtors determined in their reasonable business judgment that the commercial proposition served by using a combination of Vantage Drilling, Diamond Offshore Drilling Inc. (“Diamond Offshore”), and Odfjell Drilling Ltd. (“Odjfell Drilling”), each as managers of certain of the Debtors’ vessels, was superior to the original Vantage Drilling management structure. Therefore, on March 16, 2021, the Debtors filed their Supplement to Debtors’ Emergency Motion for an Order (A) Authorizing the Debtors to Enter into a New Framework Agreement with Vantage Drilling International for the Debtors’ Fleet Vessels, and (B) Granting Related Relief (the “Supplement to MSA Motion”) seeking approval of management services agreements with Vantage Drilling, Diamond Offshore, and Odjfell Drilling. The Supplement to MSA Motion was heard on March 18, 2021. The Bankruptcy Court approved the motion, authorizing the Debtors to enter into management services agreements with Diamond Offshore, Odfjell Drilling, and an amended management services agreement with Vantage Drilling (collectively the Energy Drilling, Vantage Drilling, Diamond Offshore and Odfjell Drilling agreements are the “MSA Agreements” and Energy Drilling, Vantage Drilling, Diamond Offshore and Odfjell Drilling are the “MSA Managers”).

Seadrill Limited Global Settlement

On April 16, 2021, the Bankruptcy Court entered the MSA Settlement Order, which among other things, approved the Settlement (as defined in the MSA Settlement Order) by and among SDLP and each of its direct and indirect debtor and non-debtor subsidiaries and affiliates and Seadrill Limited and Seadrill Management Ltd.

collectively with each of its debtor and non-debtor subsidiaries that provided services to SDLP under the Amended and Restated Management and Administrative Services Agreement, dated as of September 11, 2017, and all related agreements, and certain ancillary agreements (collectively, the “Seadrill Limited MSA”) (collectively, the “Parties”). The MSA Settlement Order provided for a global settlement between SDLP and Seadrill Limited, under which there was a comprehensive resolution of all disputes and claims and causes of action regarding pre-petition claims between SDLP and Seadrill Limited, post-petition charges under the management and administrative services agreements between the Parties, and provisions for go-forward transition services, each pursuant to a final order of the Bankruptcy Court. The Settlement Order among other things, deemed all payments due under the Settlement to be administrative claims against SDLP as defined in the Bankruptcy Code, authorized the Parties to perform any and all obligations contemplated by the Settlement, and modified the MSAs between the Parties during the transition period to reflect the terms of the Settlement and terminated the MSAs between the Parties at the conclusion of the transition period.

Under the MSA Settlement Order, Seadrill Limited was to provide restructuring and transition services to SDLP, within the scope set forth in the MSA Settlement Order through June 30, 2021 in exchange for a total fee of $3.0 million, inclusive of a restructuring services fee of $0.7 million for the period December 2020 through June 2021 (the “Restructuring Services Fee”) and a fee of $2.3 million (the “Transition Support Fee”), which fees were to be paid by SDLP in accordance with the terms and on the timing set forth in the MSA Settlement Order. Under the MSA Settlement Order, Seadrill Limited was not obligated to provide restructuring or transition services after June 30, 2021, so long as Seadrill Limited had made reasonable efforts to plan and complete the transition by such date. Further the MSA Settlement Order provided that Seadrill Limited ceased to be obliged to market the SDLP vessels.

Additionally, the SDLP Debtors were authorized and directed to pay Seadrill Limited a total fixed amount of $11.3 million on account of management services provided, consisting of $2.3 million per month from December 1, 2020 through April 30, 2021. The fixed fees covered all rigs, regardless of operating status. The fixed fees also included access to the capital-spares pool through April 30, 2021.

Furthermore, under the MSA Settlement Order, Seadrill Limited committed to seek customer approval to transition the Vela and Capella rigs to the applicable MSA providers prior to drilling contract completion date and work in good faith to achieve a safe and efficient transition if customer consent was received. SDLP was to pay Seadrill Limited operating fees of $25,000 per day for each of those rigs, effective May 1, 2021, through the date that any third party MSA provider was then in control of any respective rig. This fee included access to the capital spares pool through successful transition of the SDLP rigs to their new MSA providers.

In addition, the MSA Settlement Order provided that outstanding amounts for direct pass-through costs paid by Seadrill Limited from December 2020 onward were to be paid by SDLP to Seadrill Limited. Additionally, SDLP was to pay Seadrill Limited for unpaid pass-through costs accrued in December 2020, January 2021, and February 2021, in the amount of approximately $6.5 million. Furthermore, SDLP was to pay Seadrill Limited for ongoing monthly pass-through costs.

The MSA Settlement Order additionally authorized and directed the SDLP Debtors to fund $9.0 million in cash into a separate, segregated SDLP bank account to be used for the sole purpose of securing payments under the MSA Settlement Order (the “Segregated Account”). The balance of the Segregated Account was to remain at or above the initial funding amount until services provided to SDLP by Seadrill Limited under the terms of the Settlement were fully paid for. The Settlement Order deemed the cash in the Segregated Account free and clear of all preexisting liens, claims, and encumbrances and granted Seadrill Limited a first priority lien on the Segregated Account to secure amounts owed under the Settlement. Other than with respect to payments contemplated by the Settlement, SDLP was to not remove cash from the Segregated Account.

Furthermore, under the MSA Settlement Order, Seadrill Limited waived all claims it held with respect to the SDLP estates and SDLP waived all claims against Seadrill Limited’s estates.

Rejection of Executory Contracts

Subject to certain exceptions, under the Bankruptcy Code, the Debtors had the right to assume, amend and assume, assign or reject certain executory contracts and unexpired leases, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of a contract required the Debtors to satisfy pre-petition obligations under the contract, which potentially included payment of pre-petition liabilities in whole or in part. Rejection of a contract was typically treated as a breach occurring as of the moment immediately preceding the Petition Date. Subject to certain exceptions, this rejection relieved the Company from performing future obligations under the contract but entitled the counterparty to assert a pre-petition general unsecured claim for damages. During Chapter 11 proceedings, the Company identified one lease to reject based on the Company no longer utilizing the leased premises. No other contracts were rejected.

Key terms of the Plan of Reorganization

As set out above, the Plan was confirmed by the Bankruptcy Court on May 14, 2021 and became effective when the Debtors emerged from the Chapter 11 Proceedings on May 24, 2021. The Plan provided for, among other things, that:

•	Predecessor equity interests were cancelled, released, and extinguished and the Predecessor equity holders did not receive any consideration;

•	20 million New Common Units of the Successor company were issued or reserved for issuance, in accordance with the Plan;

•	Approximately 31.8% of the New Common Units were issued or reserved for issuance to holders of super senior term loan claims against the Company and certain of its Chapter 11 debtor affiliates;

•	Approximately 68.2% of the New Common Units were issued or reserved for issuance to holders of TLB secured claims against the Company and certain of its Chapter 11 debtor affiliates;

•	All outstanding obligations under the Term Loan B were settled in New Common Units;

•	The limited liability company agreement was amended for the authorization of the New Common Units and to provide registration rights thereunder, among other corporate governance actions;

•

$12.7 million of certain general unsecured claims were to receive their pro-rata share of the $2.3 million that was funded on the Effective Date into the General Unsecured Claim Distribution Account with the residual continuing unimpaired;

•	The holders of other secured claims and other priority claims received payment in full in cash on the Effective Date or through the ordinary course of business after the Effective Date;

•	The MSA Agreements were entered into for the management of the Company’s offshore drilling units. See the New Management Services Agreements item above for further discussion on the MSA Agreements;

•

The Settlement Agreement was entered into with Seadrill Limited which cancelled and released all pre-petition receivables and payables between us and Seadrill Limited. Approximately $4.9 million in payables to Seadrill Limited remained as of the Effective Date, which were reclassified to third-party payables upon emergence. See the Seadrill Limited Global Settlement item above for further discussion on the Settlement Agreement with Seadrill Limited;

•

A Transition Services Agreement was agreed to with Seadrill Limited that provided for a safe and efficient transition. See the Seadrill Limited Global Settlement item above for further discussion on the Transition Services Agreement;

•	The Plan resolved all potential claims against the Company alleged by related parties, secured creditors and unsecured creditors;

•

The Board of Directors authorized the 2021 Long-term Incentive Plan (“2021 LTIP”) which provides for awards in the form of Options, Unit Appreciation Rights, Restricted Unit Awards, Restricted Settlement Unit Awards, Performance Awards, or other Unit-Based awards. 1,052,631 New Common Units were authorized and reserved for issuance pursuant to the 2021 LTIP. No New Common Units were issued under the 2021 LTIP as of the Effective Date.

As of the Effective Date, in accordance with the Plan, the Board of Directors consisted of five members, comprised of the Company’s Chief Executive Officer, Steven L. Newman, and four new members, Alan S. Bigman, John Bishop, Daniel C. Herz, and N. John Lancaster, Jr.

Reorganization items, net

Incremental expenses, gains and losses that were realized or incurred between the Petition Date and the Effective Date and as a direct result of the Chapter 11 Cases and the implementation of the Plan, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments are classified as “Gain/(loss) on Reorganization items, net” in the Consolidated Statements of Operations. Advisory and professional fees associated with our restructuring that were incurred before the Petition Date are recorded in “Other financials items” in our Consolidated Statements of Operations. For the year ended December 31, 2020 (Predecessor), $9.5 million of professional and advisory fees that were incurred pre-petition were recorded in “Other financials items”. Advisory and professional fees associated with our restructuring that were incurred after the Effective Date are recorded in “Restructuring and other expenses” in our Consolidated Statements of Operations. For the period from May 25, 2021 through December 31, 2021 (Successor), $3.7 million of professional and advisory fees that were incurred after the Effective Date were recorded in “Restructuring and other expenses”.

The following table summarizes the components included within Reorganization items, net (in millions):

	Successor	Predecessor
(In $ millions)	Period from May 25, 2021 to December 31, 2021	Period from January 1, 2021 to May 24, 2021	Period from December 1, 2020 to December 31, 2020
Advisory and professional fees	$—	35.4	$7.1
Write-off of unamortized debt issuance costs	—	—	42.9
Gain on liabilities subject to compromise	—	(2,292.1)	—
Interest income on surplus cash invested	—	(0.1)	(0.2)
Fresh start valuation adjustments	—	150.0	—
Success fees for professional service providers	—	9.8	—
Elimination of Predecessor accumulated other comprehensive income	—	0.1	—

Total Gain/(loss) on reorganization items, net	$—	(2,096.9)	$49.8

Advisory and professional fees—Professional and advisory fees incurred for post-petition Chapter 11 expenses.

Write-off of unamortized debt issuance costs—On the Petition Date, $42.9 million of unamortized debt issuance costs on the impaired secured credit facilities and unsecured bonds were expensed.

Gain on liabilities subject to compromise - At emergence from Chapter 11 we settled our liabilities subject to compromise in accordance with the Plan. The total net gain on liabilities subject to compromise of $2,292.1 million is comprised of a $65.8 million gain resulting from the Settlement Agreement approved by the court on May 14, 2021 and a $2,226.3 million gain on liabilities subject to compromise at emergence. Refer to Note 4 – Fresh Start Accounting for further information.

Interest income on surplus cash invested—Interest income recognized on cash held within entities that had filed for Chapter 11.

Fresh start valuation adjustments—At emergence from Chapter 11, our assets and liabilities were recorded at reorganization value in accordance with ASC 852. The effects of the application of fresh start accounting were applied as of May 24, 2021 and the new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet as of December 31, 2021 (Successor) and the related adjustments thereto were recorded in the Consolidated Statement of Operations in the Predecessor. Refer to Note 4 – Fresh Start Accounting for further information.

Success fees for professional service providers—Represents professional and advisory fees earned conditionally upon our emergence from bankruptcy.

Elimination of Predecessor accumulated other comprehensive income (“AOCI”)—All equity of the Predecessor Company was written off, including AOCI at emergence. The adjustment of AOCI was recorded as a reorganization item, consistent with the concept of applying fresh-start adjustments to the respective assets or liabilities which gave rise to the component of other comprehensive income.

Note 4—Fresh Start Accounting

Fresh Start Accounting

Upon emergence from bankruptcy, the Company met the criteria and were required to adopt fresh start accounting in accordance with the provisions set forth in ASC 852, Reorganizations, as (i) the holders of the then-existing voting units of the Predecessor prior to emergence received less than 50% of the new voting units of the Successor outstanding following its emergence from bankruptcy and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.

We applied fresh start accounting effective May 24, 2021 which resulted in a new basis of accounting and Aquadrill becoming a new entity for financial reporting purposes with no beginning retained earnings or deficit as of the Effective Date. The effects of the Plan and the application of fresh start accounting were applied as of May 24, 2021 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of December 31, 2021 (Successor) and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as “Gain/(loss) on Reorganization items, net” during the period from January 1, 2021 through May 24, 2021 (Predecessor). As a result of the application of fresh start accounting and the effects of the implementation of the Plan, certain values and operational results of the consolidated financial statements subsequent to May 24, 2021 are not comparable to those in the Company’s consolidated financial statements prior to and including May 24, 2021. The Effective Date reorganization values of the Successor’s assets differ materially from their recorded values as reflected on the historical balance sheet of the Predecessor.

Reorganization Value

Reorganization value, as determined in accordance with Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”), represents the fair value of the Successor Company’s total assets before the consideration of liabilities and is intended to approximate the amount a willing buyer would pay for the assets immediately after the effects of the restructuring. Under fresh start accounting, we are required to allocate the reorganization value to the Company’s individual identifiable tangible and intangible assets and liabilities based on their estimated fair values (except for deferred income taxes) in conformity with Accounting Standards Codification 805, Business Combinations (“ASC 805”). Deferred income tax amounts were determined in accordance with Accounting Standards Codification 740, Income Taxes (“ASC 740”).

As set forth in the Plan and the related disclosure statement approved by the Bankruptcy Court, the valuation analysis resulted in an enterprise value of the Successor to be between $350.0 million to $650.0 million, with a midpoint of $500.0 million. After deducting estimated undiscounted cash needed to fund operations of $225.0 million and adding estimated pre-emergence Cash of $255.0 million, the valuation analysis resulted in an implied Equity Value of approximately $380.0 million to $680.0 million, with a midpoint of $530.0 million. Based on the estimates and assumptions discussed below, the Company valued the Successor’s individual assets, liabilities, and equity instruments for financial reporting purposes and determined the value of the enterprise was approximately $500.0 million as of the Effective Date, which fell in line with the midpoint of the forecast enterprise value ranges approved by the Bankruptcy Court.

The company estimated the enterprise value of the Successor using a discounted cash flow (“DCF”) method. The DCF analysis is a forward-looking enterprise valuation methodology that estimates fair value by calculating the present value of expected future cash flows to be generated plus a present value of the estimated terminal value. The Company established an estimate of future cash flows through 2025 based on earnings forecasts and assumptions regarding growth and margin projections. A terminal value was included and was calculated using the constant growth method based on the projected cash flows of the final year of the forecast period plus 2.0% per annum until the end of the life of the drilling unit. Income taxes were forecast as a percentage of revenue utilizing an estimated effective tax rate of 6.0% for drillships and semi-submersible rigs and 3.2% for tender rigs. The discount rate was estimated based on an after-tax weighted average cost of capital (“WACC”) reflecting the rate of return that would be expected by a market participant and equated to approximately 21.5%. The WACC also takes into consideration a company-specific risk premium, reflecting the risk associated with the overall uncertainty of the financial projections used to estimate future cash flows.

While the Company considers such estimates and assumptions reasonable, they are inherently subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control and, therefore, may not be realized. Changes in these estimates and assumptions may have a significant effect on the determination of the Company’s enterprise value. The assumptions used in the calculations for the DCF analysis included projected revenue, costs and cash flows which represented the Company’s best estimates at the time the analysis was prepared. The DCF analysis has various complex considerations and judgments, including the discount rate and all of the other projections. Due to the unobservable inputs to the valuation, the fair value would be considered Level 3 in the fair value hierarchy.

The estimated enterprise value is not necessarily indicative of the actual value and the financial results; changes in the economy or the financial markets could result in a different enterprise value. The actual value of the business is subject to certain uncertainties and contingencies that are difficult to predict and will fluctuate with changes in various factors affecting the financial conditions and prospects of such a business.

Fair values are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, and financial projections will be realized, and actual results could vary materially.

Valuation of Drilling Units

Our fleet of drilling units comprise our principal assets. With the assistance of valuation experts, we determined a fair value of these drilling units based primarily on an income approach utilizing a DCF analysis. We established an estimate of future cash flows for the period ranging from emergence to the end of life for each rig and discounted the estimated future cash flows to present value. The expected cash flows used in the discounted cash flows were derived from earnings forecasts and assumptions regarding growth and margin projections.

Discount rates of 18.8% to 27.0% were estimated based on an after-tax weighted average return on assets (“WARA”) reflecting the rate of return that would be expected by a market participant. The WARA also takes into consideration rig-specific risk premium reflecting the risk associated with the overall uncertainty of the financial projects used to estimate future cash flows. We used a cost approach to value drilling units that have been targeted for recycling post-emergence based on the actual scrap value of the drilling unit.

Reconciliation of enterprise value to fair value of Successor common equity

The following table reconciles the enterprise value to the estimated fair value of the Successor’s equity at the Effective Date (in millions):

Enterprise Value, excluding cash	$500.0
Plus : Excess Cash [1]	64.5

Fair value of Successor equity	$564.5

(1)

Excess cash of $64.5 million is calculated by taking the Company’s Successor cash and cash equivalents balance of $289.5 million less $225.0 million of minimum cash required to operate the business as determined by management. The minimum cash required to operate the business of $225.0 million was also utilized in the estimation of the range of enterprise values included in the Plan and approved by the Bankruptcy Court.

Reorganization value and enterprise value were estimated using numerous projections and assumptions that are inherently subject to significant uncertainties and resolution of contingencies that are beyond our control. Accordingly, the estimates set forth herein are not necessarily indicative of actual outcomes, and there can be no assurance that the estimates, projections or assumption will be realized.

The following table reconciles the enterprise value to the estimated reorganization value as of the Effective Date (in millions):

Enterprise Value, excluding cash	$500.0
Plus : Excess Cash	64.5
Plus: Current liabilities, non-interest bearing	64.3
Plus: Deferred tax liabilities, non- current	0.8
Plus: Other non-current liabilities	45.1

Reorganization Value	$674.7

Consolidated Balance Sheet

The adjustments included in the following Consolidated Balance Sheet reflect the effects of the consummation of the transactions contemplated by the Plan (reflected in the column “Reorganization Adjustments”) as well as fair value adjustments as a result of the adoption of fresh start accounting (reflected in the column “Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine fair values or other amounts of the assets and liabilities as well as significant assumptions or inputs.

		As of May 24, 2021 (RESTATED)
	Predecessor Company	Reorganization Adjustments			Fresh Start Adjustments			Successor Company
		(In millions)
ASSETS
Cash and cash equivalents	$323.5	$(34.0)	(a	)	$—			$289.5
Restricted cash	25.3	2.5	(b	)	—			27.8
Accounts receivable, net	30.8	—			—			30.8
Other current assets	18.2	22.8	(c	)	(5.5)	(l	)	35.5

Total current assets	397.8	(8.7)			(5.5)			383.6

Non-current assets
Drilling units	427.8	—			(137.7)	(m	)	290.1
Deferred tax assets	1.0	—			—			1.0
Other non-current assets	7.3	—			(7.3)			—

Total non-current assets	436.1	—			(145.0)			291.1

Total assets	$833.9	$(8.7)			$(150.5)			$674.7

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Trade accounts payable and accruals	$12.2	$9.1	(d	)	$—			$21.3
Related party payable	4.9	(4.9)	(e	)	—			—
Other current liabilities	44.0	(0.5)	(f	)	(0.5)	(n	)	43.0

Total current liabilities	61.1	3.7			(0.5)			64.3

Liabilities subject to compromise	2,793.1	(2,793.1)	(g	)	—			—

Non-current liabilities
Deferred tax liability	0.8	—			—			0.8
Other non-current liabilities	45.1	—			—			45.1

Total non-current liabilities	45.9	—			—			45.9

		As of May 24, 2021 (RESTATED)
	Predecessor Company	Reorganization Adjustments			Fresh Start Adjustments			Successor Company
		(In millions)
Commitments and contingencies
Equity
Member’s capital
Predecessor members’ unit capital	235.5	(235.5)	(h	)	—			—
Predecessor additional paid in capital	1,509.0	(1,509.0)	(h	)	—			—
Successor additional paid in capital	—	564.5	(k	)	—			564.5
Predecessor accumulated other comprehensive (loss)/ income	(0.1)	0.1	(i	)	—			—
Predecessor accumulated (deficit)/ earnings	(4,451.2)	4,601.2	(j	)	(150.0)	(o	)	—

Total members’ capital	(2,706.8)	3,421.3			(150.0)			564.5
Non-controlling interest	640.6	(640.6)	(h	)	—			—

Total (deficit)/equity	(2,066.2)	2,780.7			(150.0)			564.5

Total liabilities and equity	$833.9	$(8.7)			$(150.5)			$674.7

Reorganization Adjustments (in millions):

(a)	Adjustments to cash and cash equivalents included the following:

Cash and cash equivalents
Payment for professional fees	(7.9)
Funding of Professional Fee Escrow Account	(21.6)
Payment to Transocean for Administrative Claim related to Patent Settlement	(2.0)
Funding of General Unsecured Claim Distribution Account	(2.3)
Funding of Claim Administration Distribution Account	(0.2)

Change in cash and cash equivalents	(34.0)

(b)	Adjustments to restricted cash included the following:

Restricted cash
Funding of General Unsecured Claim Distribution Account	2.3
Funding of Claim Administration Distribution Account	0.2

Change in restricted cash	2.5

(c)	Adjustments to other current assets included the following:

Other current assets
Funding of Professional Fee Escrow Account	21.6
Recognition of prepaid amount related to the Transocean Patent Settlement	1.2

Changes in other current assets	22.8

(d)	Adjustments to trade accounts payable and accruals included the following:

Trade accounts payable and accruals
Accrual for undistributed Claim Distribution Account for General Unsecured Claims on emergence	2.3
Payment of professional fees	(3.7)
Success fees accrued upon emergence	5.6
Reclassification from related party payable to trade account payable related to certain amounts owed to Seadrill Limited	4.9

Change in trade accounts payable and accruals	9.1

(e)	Reflects the reclassification from related party payable to trade accounts payable related to certain amounts owed to Seadrill Limited.

(f)	Adjustments to other current liabilities included the following:

Other current liabilities
Recognition of income tax payable as a result of the reorganization	0.3
Payment to Transocean for Administrative Claim related to Patent Settlement	(0.8)

Change in other current liabilities	(0.5)

(g)	Liabilities subject to compromise were settled as follows in accordance with the Plan:

Gain on liabilities subject to compromise
Senior undersecured or impaired external debt	2,727.1
Derivatives previously recorded at fair value	20.8
Account payables and other liabilities	12.7
Accrued interest payable	32.5

Liabilities subject to compromise	2,793.1
Less: Fair value of equity issued to holders of super senior term loan claims and TLB secured claims	(564.5)
Less: Undistributed Claim Distribution account for holders of General Unsecured Claims on emergence	(2.3)

Gain on settlement of liabilities subject to compromise	2,226.3

(h)	Reflects the cancellation of Predecessor members’ capital and non-controlling interest to accumulated earnings

(i)	Reflects the reorganization adjustment to reset accumulated other comprehensive income.

(j)	Adjustments to Predecessor accumulated (deficit)/earnings included the following:

Predecessor accumulated (deficit)/earnings
Gain on settlement of liabilities subject to compromise	2,226.3
Cancellation of Predecessor members’ capital	1,744.5
Success fees incurred upon emergence	(9.8)
Cancellation of accumulated other comprehensive income	(0.1)
Cancellation of non-controlling interest	640.6
Recognition of tax expenses related to reorganization adjustments	(0.3)

Total change in Predecessor accumulated earnings	4,601.2

(k)	Reflects the issuance of 20,000,000 common units to holders of super senior term loan claims and TLB secured claims

Fresh Start Adjustments (in millions)

(l)

Adjustment to write-off (i) current deferred mobilization costs of $1.6 million that have no future economic benefit to the Successor and (ii) write-off of current assets of $3.9 million and non-current assets of $7.3 million relating to Predecessor directors and officers tail insurance policy that have no future economic benefit to the Successor

(m)	Adjustment to the drilling units to record the fair value of the rigs and capital spares utilizing a combination of income-based and market-based approaches

(n)	Adjustment to write-off current deferred mobilization revenues that do not represent future performance obligations of the Successor

(o)	Reflects the fresh start accounting adjustment to reset accumulated earnings

Note 5—Revenue from contracts with customers

The following table provides information about receivables and contract liabilities from our contracts with customers:

	Successor	Successor
(In $ millions)	September 30, 2022	December 31, 2021
Accounts receivable, net	29.9	35.0
Current contract liabilities (deferred revenues) (1)	0.8	5.6

(1)

Current contract liabilities balances are included in “Other current liabilities” in our Condensed Consolidated Balance Sheets at September 30, 2022 (Successor) and are primarily related to deferred mobilization revenues that will be recognized as mobilization revenue over the contract term.

Changes in contract assets and liabilities during the period are as follows:

(In $ millions)
Contract liabilities as of December 31, 2021 (Successor)	5.6
Decrease due to amortization of revenue that was included in the beginning contract liability balance	(5.6)
Increase due to cash received, excluding amounts recognized as revenue	0.8

Contract liabilities as of September 30, 2022 (Successor)	0.8

The deferred revenues balance of $0.8 million reported in “Other current liabilities” at September 30, 2022 (Successor) is expected to be realized within the next twelve months.

Note 6—Taxation

The income tax benefit was $4.8 million for the nine months ended September 30, 2022 (Successor), $8.1 million for the period from May 25, 2021 to September 30, 2021 (Successor), and $7.6 million expense for the period from January 1, 2021 to May 24, 2021 (Predecessor). The income tax benefit was primarily due to changes to valuation allowances.

Our effective tax rate was 13.4% for the nine months ended September 30, 2022, 21.5% for the period from May 25, 2021 to September 30, 2021 (Successor) and 0.0% for the period from January 1, 2021 to May 24, 2021 (Predecessor).

Note 7—Other operating items

During the nine months ended September 30, 2022 (Successor), we recognized a gain on sale of assets of $27.2 million. This gain was comprised of $6.0 million from sale of the Leo in Q1 and $21.2 million from the sale of the Capricorn in Q3.

During the period from January 1, 2021 to May 24, 2021 (Predecessor) and the period from May 25, 2021 to September 30, 2021 (Successor), no gain on sale of assets was recorded.

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. During 2022 and 2021 (Predecessor and Successor), no impairment triggering events were identified and as such the Company determined no impairments were necessary for the period.

Note 8—Restricted cash

Restricted cash as of September 30, 2022 (Successor) consists of $0.8 million for cash held as collateral for a guarantee with DNB Bank ASA to provide security for the payment, discharge and performance of secured obligations, $9.0 million held in the Segregated Account related to the MSA Settlement Order as discussed earlier in Note 3—Chapter 11 Proceedings, $2.3 million for bankruptcy related costs, $0.6 million for cash that has been frozen in Nigeria for the ongoing tax audit for services provided by the Capella and $0.5 million related to the Energy Drilling MSA.

Restricted cash at December 31, 2021 (Successor) consists of $2.5 million for cash held as collateral for a guarantee with DNB Bank ASA to provide security for the payment, discharge and performance of secured obligations, $9.8 million for cash held as collateral for a guarantee with Danske Bank to provide security for the payment, discharge and performance of secured obligations, $9.0 million held in the Segregated Account related to the MSA Settlement Order, $2.3 million for bankruptcy related costs, $0.6 million for cash that has been frozen in Nigeria for the ongoing tax audit for services provided by the Capella and $0.5 million related to the Energy Drilling MSA.

Note 9—Accounts receivable, net

We had accounts receivable, net of $29.9 million and $35.0 million as of September 30, 2022 (Successor) and December 31, 2021 (Successor), respectively. Such receivables were the result of payments due under long-term contracts with a limited number of counterparties, net of customer disputes, all of which have no history of default under the current contracts. We assess the credit risk associated with these counterparties based on the default rates of similarly rated companies. Based on the analysis performed we concluded that any allowance for credit losses was immaterial to the financial statements as of September 30, 2022 (Successor) and December 31, 2021 (Successor).

Note 10—Drilling units

The below table shows the gross value and net book value of our drilling units as of September 30, 2022 (Successor) and December 31, 2021 (Successor).

(In $ millions)	Cost	Accumulated depreciation	Net Book Value
Opening balance as of December 31, 2021 (Successor)	307.9	(6.5)	301.4
Additions	73.9	—	73.9
Sale of the Capricorn	(18.8)	—	(18.8)
Depreciation	—	(10.7)	(10.7)

Closing balance as of September 30, 2022 (Successor)	363.0	(17.2)	345.8

Depreciation related to our drilling units was $10.7 million, $4.3 million and $8.6 million during the nine months ended September 30, 2022 (Successor), for period from May 25, 2021 to September 30, 2021 (Successor), and the period from January 1, 2021 to May 24, 2021 (Predecessor), respectively.

On September 19, 2022, the Company entered into a memorandum of understanding (“MoU”) for the sale of the tender assisted drilling rigs T-15, T-16 and Vencedor, with all spare parts, inventory and equipment on board or onshore and belonging to the rigs, with Energy Drilling PTE. LTD (“Energy Drilling”) for $74.4 million. The sale and purchase of the three tender assisted drilling rigs was subject to the negotiation and execution of mutually acceptable sale and purchase agreements and the successful completion of a capital raise by Energy Drilling through a private placement for the aggregate purchase price. In accordance with applicable accounting guidance, the Company concluded that the expected sale of T-15, T-16 and Vencedor to be deemed not probable and did not meet the criteria to be classified as held for-sale as of September 30, 2022 (Successor), as there was no certainty the prospective buyer would have been able to acquire the necessary funds for the purchase. The MoU for the sale of these rigs expired in December 2022, and the Company is not classifying these rigs as held for sale as of the report date.

On April 8, 2022, the Company entered into an MoU for the sale of a semi-submersible drilling unit, the Capricorn, with all spare parts, inventory and equipment on board or onshore and belonging to the Capricorn, with a subsidiary of Petro Rio S.A. (“Petro Rio”) for $40.0 million. Payment by Petro Rio to the Company of a fee of $1.0 million (the “Exclusivity Fee”), was paid and the Company undertook that it would not during a period of seventy-five days following the execution of the MoU (the “Exclusivity Period”) enter into any negotiations or binding agreement with any party other than Petro Rio for the sale of the Capricorn. On July 22, 2022, the sale of the Capricorn closed, and the Company received all funds. The Company recognized a gain on sale of the asset in Q3 2022 of $21.2 million.

On October 25, 2021, the Company entered into an agreement for the sale of a semi-submersible drilling unit, the Leo, with a subsidiary of BW Energy for $14.0 million. The rig is expected to be repurposed as a Floating Production Unit, thereby removing the rig from the drilling market. Under the terms of the agreement, if the unit is used to perform drilling services in the future, liquidated damages of $50,000 for each day the unit is used to perform such services will apply, up to a maximum of $6.0 million. Additionally, if within the first two years of closing the unit is sold on terms which do not exclude the use of the unit for drilling purposes, and the resale price exceeds $15.0 million, BW Energy will be obligated to pay the Company 50% of the amount by which the resale price exceeds $15.0 million. Certain pieces of capital equipment belonging to the unit have been excluded from the sale including but not limited to the blowout preventer (“BOP”), top drive and travelling block, which will become part of the Company’s capital spares inventory. On February 2, 2022, the sale of the Leo closed, and the Company received all funds, recognizing a gain of $6.0 million for the nine months ended September 30, 2022 (Successor).

The drilling unit balance is inclusive of furniture and fixtures, vehicles, and equipment with a carrying value of $0.4 million (cost of $0.7 million and accumulated depreciation of $0.3 million) at September 30, 2022 (Successor) and a carrying value of $0.2 million (cost of $0.5 million and accumulated depreciation of $0.3 million) at December 31, 2021 (Successor).

Note 11—Other liabilities

Other liabilities are comprised of the following:

	Successor	Successor
(In $ millions)	September 30, 2022	December 31, 2021
Employee and business withheld taxes, social security and vacation payment	2.8	3.5
VAT payable	2.0	0.1
Deferred mobilization/demobilization revenues (see Note 5—“Revenue from contracts with customers”)	0.8	5.6
Current lease liability	0.2	0.2

Total current liabilities	5.8	9.4
Uncertain tax position	50.0	48.2
Long-term lease liability	0.1	0.3

Total non-current liabilities	50.1	48.5

Total other liabilities	55.9	57.9

Note 12—Share-based compensation

On the Effective Date, we established the Aquadrill LLC 2021 Long-Term Incentive Plan (the “2021 LTIP”). At the Effective Date, an aggregate of 1,052,631 common units were authorized and reserved for issuance pursuant to the 2021 LTIP. On May 21, 2021, our Board of Directors approved the issuance of 27,359 Restricted Stock Units (“RSUs”) to each of the four Company directors to vest over a three-year period. $0.4 million in compensation expense related to these awards is recognized in “Selling, general and administrative expenses” on our Consolidated Statements of Operations, for the period from May 25, 2021 to September 30, 2021 (Successor).

The RSUs are valid for one common unit of the Company. A majority of the awards were determined to be equity classified, however a portion of these awards were initially able to be cash settled, resulting in liability classification. On September 21, 2021, the Board approved an amendment to certain RSU Award Agreements issued under the 2021 LTIP such that the form of settlement is at the discretion of the Committee rather than at the discretion of the grantee. The amendment removes the optionality for cash or equity settlement and requires all awards to be settled in Company common units, or in cash at the option of the Committee. Upon the Board’s approval of the amendment, the awards were remeasured at the modification-date fair value and will be accounted for as an equity-classified award going forward, so long as there are no further changes to the award. The previously liability-classified RSUs were reclassified to equity as part of the modification.

The fair value of the awards is based on the fair value of the underlying common units on the Effective Date (the “Award Date”) as well as September 21, 2021 (the “Modification Date”). The fair value of the equity awards issued was $2.0 million on the Award Date, and the fair value of the liability awards was $1.3 million on the Award Date. Note that the incremental compensation cost due to the modification was less than $0.1 million. The fair value of the awards is based on the fair value of the underlying common units at a 1 to 1 ratio, and as such the fair value of one award equals the fair value of one common unit. The fair value of the common units was calculated at the Award Date and the Modification Date utilizing the income approach of valuation, plus cash on hand to determine the Company’s total Enterprise Value, divided by the total common units outstanding to arrive at a per unit fair value. As part of the utilization of the income method of valuation, the Company utilized a risk-free rate equal to the yield of the US Treasury composite with 20-years to maturity. As the fair value of the awards relies on the underlying value of our common units, the volatility of our common units will affect the fair value of the awards. The volatility of the common units is closely related to our operations, which the Company estimates utilizing expected volatility in the analysis of the fair value of the common units. On the Modification Date the liability awards were remeasured as equity awards and had a fair value of $1.3 million. The weighted average remaining term of these awards is 2.0 years as of September 30, 2022 (Successor).

On March 1, 2022, pursuant to the terms of the 2021 LTIP, we adopted and established an unfunded bonus plan for employees and contractors of the Company by offering long term incentives which is known as the Aquadrill LLC 2022 Phantom Equity Plan (the “Phantom Equity Plan”). The Phantom Equity Plan is designed to attract and retain highly qualified employees and contractors by aligning the interests of those employees and contractors with the financial success of the Company. The Phantom Equity Plan involves the payment of cash or consideration in the currency of a future change of control of the Company based certain events as defined in the Phantom Equity Plan and elections made by the Company’s common unitholders and is based on value of the Phantom Equity of the Company as of the applicable Distribution Event. Total awards granted under the Phantom Equity Plan were 675,700 and the awards vest over a period of five years or upon a change in control of the Company and are payable on the Payment Date (defined in the Phantom Equity Plan as the date on which the Participant will receive a distribution of their vested account balance in connection with a Distribution Event. With respect to a Distribution Event other than a change in control, the Payment Date shall be December 15 in the year in which the event occurs. If the event is a change in control, the participant’s Payment Date shall be the same date that the Company’s selling shareholders receive consideration for the sale of their Common Units (including any amount which is placed in escrow or otherwise held back), in accordance with Section 409A of the Code.).

On May 25, 2022, pursuant to the terms of the 2021 LTIP, our Board of Directors approved the issuance of 3,167 RSUs to each of the four non-executive directors with a third of the awards vesting on the first anniversary and two thirds of the awards vesting on the second anniversary. The RSUs are valid for one common unit of the Company.

The following table summarizes unvested activity during the nine months ended September 30, 2022 (Successor), and the period from May 25, 2021 to September 30, 2021 (Successor) for RSUs under our 2021 LTIP:

Director RSUs
Nonvested awards at May 25, 2021 (Successor)	109,436
Awards granted	—
Awards vested	—
Awards forfeited (recognized as forfeited)	—

Nonvested awards at September 30, 2021 (Successor)	109,436
Nonvested awards at January 1, 2022 (Successor)	109,436

Awards granted	12,668
Awards vested	—
Awards forfeited (recognized as forfeited)	—

Nonvested awards at September 30, 2022 (Successor)	122,104

Note 13—Fair value measurement

Fair value of financial assets and liabilities measured at amortized cost

The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as of September 30, 2022 (Successor) and December 31, 2021 (Successor) are as follows:

	Successor		Successor
	September 30, 2022		December 31, 2021
(In $ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	101.5	101.5	203.2	203.2
Restricted cash	13.2	13.2	24.7	24.7

Level 1

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value.

Level 2

Fair value considerations on non-recurring transactions

Certain of our assets and liabilities are required to be measured at fair value on a nonrecurring basis in accordance with U.S. GAAP. Generally, we record assets at fair value on a nonrecurring basis as a result of impairment charges. There were no impairment charges recorded on long-lived assets in 2022 or 2021.

Level 3

Unobservable inputs for which there is little or no market data available. These inputs reflect management’s assumptions of what market participants would use in pricing the asset or liability.

Note 14—Commitments and contingencies

Legal Proceedings

From time to time the Company is a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with its acquisition or disposal activities. Our best estimate of the outcome of the various disputes has been reflected in these financial statements as of December 31, 2021 (Successor) and as of September 30, 2022 (Successor).

Nigerian Cabotage Act litigation

Aquadrill Mobile Units (Nigeria) Limited (Successor), formerly known as Seadrill Mobile Units Nigeria Ltd (“SMUNL”) (Predecessor) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Act”). On June 28, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of “Vessels” under the Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency (“NIMASA”) may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Act. However, on July 22, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos we anticipate a decision within three to five years.

Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position, results of operations or cash flows. Accordingly, no loss contingency has been recognized within the Condensed Consolidated Financial Statements.

Other claims or legal proceedings

We are not aware of any other legal proceedings or claims that we expect to have, individually or in the aggregate, a material adverse effect on the Company.

Commitments

We had no material lease commitments or unconditional purchase obligations as of September 30, 2022 and 2021 (Successor).

Guarantees

We have issued performance guarantees under our bank guarantee facility DNB Bank ASA in favor of third parties as beneficiaries totaling $0.8 million. As of September 30, 2022 (Successor), we have not recognized any liabilities for these guarantees, as we do not consider it is probable for the guarantees to be called.

Note 15—Risk management and financial instruments

We are exposed to several market risks, including credit risk and foreign currency risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by the Board and Audit Committee.

Credit risk

We have financial assets, including cash and cash equivalents and other receivables. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies and, as such, we do not expect any significant loss to result from non-performance by such counterparties. We do not demand collateral in the normal course of business. Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 9—“Accounts receivable”.

Concentration of risk

There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Danske Bank A/S, Citibank, Bank BRI and DNB. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers.

Foreign exchange risk

It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of our subsidiaries. However, a portion of the revenues and expenses of certain of our subsidiaries are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies. Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.

Note 16—Related party transactions

The Company did not have any related party transaction for the period from May 25,2021 through September 30, 2021 (Successor) or the nine months ended September 30, 2022 (Successor).

The below table provides a summary of revenues and expenses for transactions with Seadrill Limited for the period from January 1, 2021 through May 24, 2021 (Predecessor). On the Effective Date, all previously outstanding equity interests in the Company and its subsidiaries were cancelled, and all outstanding interests between Aquadrill and Seadrill Limited were settled. As such, Seadrill Limited is no longer considered a related party, and the Company no longer has any related parties transactions.

Period from January 1, 2021 through May 24, 2021 (Predecessor)
Management and technical support fees(b) (c)	10.4
Related party inventory purchases(a)	0.1

Total related party operating expenses	10.5

Chapter 11 proceedings

For further information on our bankruptcy proceedings refer to Note 3—“Chapter 11 Proceedings” and Note 4 – “Fresh Start Accounting” of our Consolidated Financial Statements included herein.

(a) Related party inventory sales and purchases

Revenue and expenses from the sale and purchase of inventories and spare parts from Seadrill Limited which occurred prior to the Effective Date.

(b) Management and administrative services agreement

Prior to the Effective Date, Seadrill Limited provided us with services covering functions including general management, information systems, accounting & finance, human resources, legal and commercial. We were charged an allocation for these services on a cost plus mark-up basis. The agreements for certain rigs were terminated after the year ended December 31, 2020 (Predecessor).

(c) Operations and technical supervision agreements

Prior to the Effective Date, certain subsidiaries of Seadrill Partners had advisory, technical and/or administrative services agreements with subsidiaries of Seadrill Limited. An allocation of these services were charged at cost plus service fee equal to approximately 5% of costs and expenses incurred in connection with providing these services. These agreements had been terminated after the year ended December 31, 2020 (Predecessor).

Note 17—Subsequent events

For the purpose of these condensed consolidated financial statements, the Company has evaluated subsequent events through February 27, 2023, the date these interim financial statements were issued.

On December 22, 2022, Aquadrill LLC, a Marshall Islands limited liability company (“Aquadrill”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Seadrill Limited, an exempted company limited by shares existing under the laws of Bermuda (“Seadrill” or the “Company”), and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub will merge with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). We are in the process of evaluating the impact of this transaction on our consolidated financial statements and related disclosures.